Form 20-F
period 2002-12-31
ACS - TECH 80 LTD
filed 2003-06-30
CIK 1038144

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                        Commission file number 001-14662

                               ACS - TECH 80 LTD.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                    P.O.B. 5668, MIGDAL HA'EMEK, ISRAEL 10500
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

                  TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
     -------------------------------------------   -------------------------------------------
     Ordinary Shares, par value NIS .01 per share             Nasdaq SmallCap(R) Market

     Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.
                            2,820,001 ORDINARY SHARES
--------------------------------------------------------------------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     Yes /X/ No / /

     Indicate by check mark which financial statement item the registrant has elected to follow:
     Item 17 / / Item 18 /X/

                                TABLE OF CONTENTS

                                                                                     Page
                                                                                --------------
                Forward Looking Statements...................................................2

                                     PART I

Item 1.         Identity of Directors, Senior Management and Advisers...........Not Applicable
Item 2.         Offer Statistics and Expected Timetable.........................Not Applicable
Item 3.         Key Information..............................................................3
                    Selected Financial Data..................................................3
                    Risk Factors.............................................................4
Item 4.         Information on the Company...................................................8
Item 5.         Operating and Financial Review and Prospects................................15
Item 6.         Directors, Senior Management and Employees..................................26
Item 7.         Major Shareholders and Related Party Transaction............................34
Item 8.         Financial Information.......................................................36
Item 9.         The Offer and Listing.......................................................37
Item 10.        Additional Information......................................................38
                    Memorandum and Articles of Association..................................38
                    Exchange Controls.......................................................41
                    United States Federal Income Tax Considerations.........................41
                    Israeli Taxation........................................................42
                    Documents on Display....................................................44
Item 11.        Quantitative and Qualitative Disclosures about Market Risk..................45
Item 12.        Description of Securities Other than Equity Securities..........Not Applicable

                                     PART II

Item 13         Defaults, Dividends Arrearages and Delinquencies................Not Applicable
Item 14.        Material Modifications to the Rights of Security Holders
                    and Use of Proceeds.........................................Not Applicable
Item 15.        Controls and Procedures ....................................................46
Item 16         [Reserved]....................................................................

                                    PART III

Item 17.        Financial Statements............................................Not Applicable
Item 18.        Financial Statements........................................................47
Item 19         Exhibits....................................................................47


SIGNATURES..................................................................................48
CERTIFICATIONS..............................................................................49

                           FORWARD LOOKING STATEMENTS

          This report, and the other reports we have filed from time to time with the SEC, contain forward-looking statements. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates" and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements. In particular, these statements include, among other things, statements relating to:

          -    our business strategy;
          -    the development of our products;
          -    our business prospects;
          -    our liquidity.

          Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from what is currently anticipated, including those associated with changes in Israeli and worldwide economic and political conditions, hostilities between Israel and the Palestinian Authority, Israel's relationships with neighboring Arab countries, the availability of labor and other factors. We make cautionary statements throughout this report, including under "Risk Factors." All statements other than statements of historical facts included in this report are forward-looking statements. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this report, the materials referred to in this report, the materials incorporated by reference into this report, and our press releases. However, such cautionary statements should not be deemed to be all risks and uncertainties to which we are or may in the future be subject. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Furthermore, we operate in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond our control. Further information regarding these and other risks is described from time to time in our filings with the Securities and Exchange Commission.

          We cannot guarantee our future results, levels of activity, performance or achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements.

          We undertake no obligation to update any of the forward-looking statements after the date of this report.

                              CURRENCY TRANSLATION

          For the reader's convenience, some financial information has been translated from New Israeli Shekels, or NIS, to U.S. dollar, using the representative exchange rate as published by the Bank of Israel as of December 31, 2002 (U.S. $1.00 = NIS 4.737). The dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate.

                                     PART I

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

          The following table presents selected consolidated financial information of ACS-Tech80 Ltd. You should read this table together with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements, including the related notes, contained elsewhere in this annual report. The selected consolidated financial data presented below as of and for each of the last five fiscal years ended December 31, 2002 have been derived from our audited consolidated financial statements for the relevant years.

                                                          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------------------
                                                 2002         2001         2000         1999         1998
                                              ----------   ----------   ----------   ----------   ----------
                                                                        CONSOLIDATED

                                                      U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                              --------------------------------------------------------------
 STATEMENT OF OPERATIONS DATA:
Revenues                                          7,907        8,717       16,545        6,428        5,249
Cost of revenues                                  4,045        4,034        7,260        2,940        2,555
Gross profit                                      3,862        4,683        9,285        3,488        2,694
Operating costs                                   4,216        8,774        5,698        4,096        1,925
Operating income (loss)                            (354)      (4,091)       3,587         (608)         769
Financing income (expenses), net                   (154)        (324)        (368)          20          184
Income (loss) before taxes on income               (504)      (4,400)       3,216         (636)         954
Taxes on income, net                                303          546         (123)         (10)        (126)
Net income (loss)                                  (201)      (3,854)       2,922         (833)         785
Earnings (loss) per Ordinary Share,
    Basic and diluted in U.S. dollars             (0.07)       (1.33)        0.91        (0.30)        0.28

 BALANCE SHEET DATA:
Cash and cash equivalents                         1,548          863        1,866        1,221        3,576
Working capital*                                  4,157        4,990        7,609        5,175        5,860
Total assets                                      9,881       11,106       16,746       13,620        9,469
Total indebtedness                                2,614        3,451        4,311        5,038            -
Total shareholders' equity                        5,635        5,836        9,690        6,566        7,584
* Current assets less current liabilities

EXCHANGE RATES

The representative exchange rate of the NIS to the U.S. Dollar, as published by the Bank of Israel, was NIS 4.373 to the dollar on May 31, 2003. The high and low representative exchange rates of the NIS compared to the U.S. Dollar during the six months commencing December 2002 through May 2003, as published by the Bank of Israel, were as follows:

               MONTH                 HIGH                    LOW
          --------------        ---------------        ---------------
                                1 U.S. dollar =        1 U.S. dollar =
                                ---------------        ---------------
          December 2002            4.791 NIS              4.632 NIS

          January 2003             4.898 NIS              4.737 NIS

          February 2003            4.924 NIS              4.810 NIS

          March 2003               4.858 NIS              4.687 NIS

          April 2003               4.671 NIS              4.521 NIS

          May 2003                 4.577 NIS              4.373 NIS

The average representative exchange rate of the NIS to the U.S. Dollar, using the average of the representative exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

          Period                                   Representative Exchange Rate
          ------------------------------------     ----------------------------
          January 1, 1998 - December 31, 1998                 3.810 NIS/$1

          January 1, 1999 - December 31, 1999                 4.154 NIS/$1

          January 1, 2000 - December 31, 2000                 4.067 NIS/$1

          January 1, 2001 - December 31, 2001                 4.219 NIS/$1

          January 1, 2002 - December 31, 2002                 4.736 NIS/$1

RISK FACTORS

OUR SUCCESS DEPENDS LARGELY ON OUR ABILITY TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE ADDITIONAL MOTION CONTROL PRODUCTS.

          Our future results of operations depend, to a significant degree, upon our ability to successfully develop additional products and achieve increased market penetration. We must develop, test and manufacture products and prove that our products are competitive from both the technological and cost aspects. Our products must meet industry standards in the geographical regions in which we operate. The development and commercialization process of our products is both time-consuming and costly and involves business risks. Our future products, if and when fully developed and tested, may not perform as we expect or compete successfully with products developed by our competitors. Further, there can be no assurance that the cost of our future development efforts will not materially increase due to technological or other advancements.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE WITH LARGER INTERNATIONAL CORPORATIONS; OUR REVENUES MAY DECREASE AS OUR COMPETITORS INTRODUCE EQUIVALENT PRODUCTS.

          The segment of the market in which we compete is characterized by a high degree of fragmentation. Companies concentrate their development and sales efforts on specific small market niches because many customers, especially OEMs, require high levels of support and technical expertise. Competition is primarily on the basis of performance, capabilities, reliability, support, safety, and cost. Many of our competitors are international corporations with significantly larger operations and greater financial, marketing, human, and other resources than ours, which may give them competitive advantages, such as the ability to market their products in larger quantities and at lower prices than us. Our sales and our sale prices may decline significantly as our competitors introduce equivalent or superior products. We may not be able to introduce new advanced products on a timely basis. Our overall profitability depends on our ability to continuously introduce new advanced products at competitive prices. In addition, many of our competitors are moving their manufacturing facilities to countries where the cost of production is significantly lower than in Israel and the United States, where we do most of our production, thus decreasing their cost and thereby the sale price of their products.

OWNERSHIP OF OUR ORDINARY SHARES IS CONCENTRATED.

          The concentration of our share ownership may:

          -    delay or prevent a change in control of the company;
          - impede a merger, consolidation, takeover, or other transaction involving the company; or
          - discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

WE MAY BE SUBJECT TO CURRENCY FLUCTUATION.

          Some of our expenses are incurred in non-Dollar currencies, while most of our revenues are earned in U.S. Dollars. Because our financial results are reported in Dollars, fluctuations in the rate of exchange between the Dollar and the non-Dollar currencies may have an adverse effect on our results of operations. Accordingly, an increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our non-Dollar costs. We do not hold or trade derivative financial instruments for trading purposes and do not enter into derivative transactions that would be considered speculative positions. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our financial condition and results of operations.

WE ARE REQUIRED TO COMPLY WITH CERTAIN DEBT COVENANTS

          We have a long-term loan in the amount of U.S $ 2,593 thousand, which is collateralized by substantially all the assets of our U.S. subsidiary and by a bank deposit of ours in an amount of U.S.$ 1,000 thousand and is also guaranteed by us. The terms of the loan require us to maintain certain financial ratios. As of the December 31, 2002, we were in violation of certain of the financial ratios required by the bank, with respect to which we received a waiver from the bank, and new covenants were set for December 31, 2002 and for 2003. If we fail to comply with the new covenants, the Bank may demand immediate payment of the balance of the loan, which as of May 30, 2003, was approximately U.S. $ 2,147 thousand.

WE MAY BE DIRECTLY AFFECTED BY LESS THAN STABLE POLITICAL AND MILITARY CONDITIONS IN ISRAEL.

          We are incorporated under the laws of the State of Israel and our principal offices and manufacturing and research and development facilities are located in Israel. Accordingly, we are directly affected by economic, political and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, and have led to security and economic problem for Israel. Since the beginning of the year 2000 there was substantial escalation in hostilities between Israel and Palestinians, including numerous suicide bombings of Israeli civilians, leading to violent armed clashes, usually in the territories controlled by the Palestinian Authority. These clashes have led to a halt in the peace talks between Israel and the Palestinians and have also led to the severance of Israel's ties with certain Arab nations. The hostility between Israel and Arab countries and the Palestinians has in the past resulted in a boycott of Israeli firms and products by certain countries and commercial entities. Due to the recent escalations and international criticism of Israel's actions towards the Palestinians, mostly from European countries, certain organizations in several European countries have called for a boycott of products by Israeli manufacturers. Accordingly, our operations could be materially adversely affected by the continuation of terrorism and hostilities involving Israel or if trade relations between Israel and its present trading partners should be curtailed.

          All male adult citizens under the age of approximately 45 are obligated, unless exempt, to perform military service duty annually for a period of up to approximately 30 days. Additionally, they can be called to active duty at any time under emergency circumstances. Should the hostilities in the region continue to escalate, some of our officers and employees could be called to substantial active military duty, possibly resulting in delays in shipments to customers and other adverse impacts on our business and operations which we can not currently assess.

OUR FINANCIAL RESULTS ARE SENSITIVE TO ECONOMIC CONDITIONS IN ISRAEL.

          Inflation in Israel and devaluations of the NIS impact our financial results. Although Israel has substantially reduced the rates of inflation and devaluation in recent years we could experience losses due to inflation or devaluation. If inflation rates in Israel increase again and hurt Israel's economy as a whole, our operations and financial condition could be negatively impacted. In addition, Israel has been going in recent years through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS ON OUR OFFICERS AND DIRECTORS MAY BE IMPOSSIBLE.

          We are organized under the laws of Israel and our principal executive office is in Israel. Most of our officers and directors reside outside of the United States. Therefore, you may not be able to enforce any judgment obtained in the United States against us or any of such persons. You may not be able to enforce civil actions under United States securities laws if you file a lawsuit in Israel. However, we have been advised by our Israeli counsel that subject to certain limitations, Israeli courts may enforce a final judgment of a United States court for liquidated amounts in civil matters after a hearing in Israel. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

OUR PROPRIETARY TECHNOLOGY AND DESIGNS ARE NOT PROTECTED BY PATENTS; THE SUCCESS OF OUR PRODUCTS DEPENDS ON OUR ABILITY TO SUCCESSFULLY DEFEND OUR INTELLECTUAL PROPERTY RIGHTS; OUR TECHNOLOGY MAY BE FOUND TO INFRINGE UPON THE PATENTS OR OTHER INTELLECTUAL PROPERTY RIGHTS OF OTHERS

          Our ability to compete effectively depends, and will depend, in large part, on our ability to maintain the proprietary nature of our products and technologies. We currently do not hold, have not filed, and have no intention of, filing for patent protection in any country with respect to our proprietary technology. Accordingly, no assurance can be given that we will be successful in deterring others from developing or marketing, legally or otherwise, competitive products utilizing our proprietary designs and technologies. We depend upon the execution by our officers, directors, employees, consultants, and subcontractors of confidentiality agreements relating to the proprietary nature of our technology. Confidentiality agreements do not, however, afford complete protection, and there can be no assurance that others will not independently develop our know-how and information independently or otherwise design around the confidentiality agreements entered with us. Furthermore, there can be no assurance that our technology will not be found to infringe upon the patents or other intellectual property rights of others. If we should be found to infringe upon the patents or otherwise impermissibly utilize the intellectual property of others, our ability to utilize our technology could be materially restricted or prohibited. In such event we may be required to obtain licenses from such third parties or otherwise redesign our products so as not to utilize such intellectual property, each of which may be uneconomical or otherwise impossible. There can be no assurance that any license required under any such patents or proprietary rights could be obtained on terms acceptable to us, or at all.

TECHNOLOGICAL ADVANCES MAY HINDER OUR GROWTH AND RESULT IN DECREASED SALES.

          The motion control industry is characterized by rapid and significant technological change. Our ability to compete successfully depends, and will continue to depend, in large part, on our ability to maintain a technically competent staff, to maintain rigorous quality control procedures, and to adapt to technological changes and advances in the motion control industry. There can be no assurance that we will be able to maintain such staff or keep pace with the technological demands of the marketplace. In the event that we are unable to maintain such staff or otherwise keep pace with the technological demands of the marketplace, our prospects could be materially adversely affected.

ECONOMIC DOWNTURNS AND CYCLICAL NATURE OF SPECIFIC MARKET SEGMENTS TARGETED BY US COULD RESULT IN SIGNIFICANT DECREASE IN SALES.

          Our products are intended for specific industries, such as the semiconductors industry, advanced printing systems and advanced medical systems and devices. A slowdown in certain geographical regions or in certain industries, such as the electronic and semiconductors industries could have a material adverse effect on our operations and financial results. We estimate that the manufacturing of motion control systems for the semiconductor industry is our most significant field of activity, although it generally does not exceed 50% of our sales. Since the second quarter of 2001 we have witnessed a significant decline in demand in the semiconductor industry.

WE HAVE FOUR CUSTOMERS THAT ARE RESPONSIBLE FOR A SUBSTANTIAL PORTION OF OUR REVENUES.

          For the years ended December 31, 2002, 2001 and 2000, our four largest customers represented approximately 43%, 35% and 54%, respectively, of our sales. Accordingly, the loss of any of such customers could have a material adverse effect on our results of operations.

WE DEPEND ON KEY SUPPLIERS FOR THE SUPPLY OF ESSENTIAL COMPONENTS FOR OUR PRODUCTS.

          We depend on the supply of essential components in our motion control systems by suppliers who are the single source of supply of such items. As we have no supply agreements with these companies, there can be no guaranty that such suppliers will continue to make such components, will continue to supply us with such components on favorable terms, or will supply such components to us at all, in the future. In such an event, our production capabilities could be materially adversely affected.

OUR BUSINESS DEPENDS ON OUR ABILITY TO RECRUIT AND RETAIN PROFESSIONAL
PERSONNEL.

          Our ability to attract and retain highly skilled personnel is critical to our operations and expansion, especially our research and development and marketing capabilities. We face competition for such personnel from other companies and organizations, many of which have significantly larger operations and greater financial, marketing, human, and other resources than we do. Due to the high level of mobility in our industry, there can be no assurance that we will be able to continue to retain key personnel. If we are unable to attract and retain personnel with necessary skills when needed, our business and expansion plans could be materially adversely affected.

ITEM 4. INFORMATION ON THE COMPANY

GENERAL

        ACS - Tech 80 Ltd. is a technology leader in the motion control industry. We combine proprietary software and advanced electronics, in the development and production of universal, fully-digital motion control products. Motion control products provide automated systems with the ability to move accurately, quickly, and in accordance with the needs of a specific application. Our customer base includes (i) leading international original equipment manufacturers ("OEMs"), such as ELGEMS, a subsidiary of General Electric Medical Systems, Philips Medical Systems (formerly Marconi), a producer of medical scanners, Orbotech Ltd. ("Orbotech") and Applied Materials Ltd. ("Applied") (a subsidiary of Applied Materials, Inc.), two leading producers of automatic optical inspection systems for the electronics industry; (ii) one private label manufacturer, Anorad Corporation, a Rockwell division ("Anorad"), a producer of sophisticated high-accuracy positioning systems; and (iii) a network of distributors in Europe, Israel, North America and Asia.

        Our motion control products are utilized in advanced industrial applications, medical scanning and imaging systems, semi-conductor manufacturing equipment, electronic testing and inspection stations, and high-quality printing machinery. For example, our products control the movement of a patient within and through a medical scanner and the movement of a semiconductor wafer under an optical inspection microscope. Our products are software intensive, user-programmable, and store motion sequences and comprehensive application programs.

        Since our establishment we have been conducting extensive research and development with respect to our motion control products. As a result of such efforts, we have developed an advanced proprietary technology combining diverse and complementary disciplines, including control theory, software, and digital, analog, and power electronics. Based on such technology, we developed and, since 1993, have been marketing a line of proprietary motion control products. The prices of our products range from $500 to $10,000 per product, and we believe our products provide a high performance/cost ratio.

        On September 30, 1999 we completed the acquisition of Technology 80 Inc. (doing business under the name ACS - Tech 80, Inc.) ("Tech80"). Tech80, located in Minneapolis, is a manufacturer of motion control products that are complementary to our products. Tech80 provides us with an access to the North American market. See "Technology 80, Inc." below. Unless the context implies otherwise, the terms "we", "our" or "us" shall hereinafter jointly refer to ACS
- Tech 80 Ltd. and Tech80.

        During the years 1998 - 1999 we developed a new motion control technology platform and completed the development of the first eight axes motion controller that is based on this technology. See "Technology - The Servo Processor". In July 1999, we were selected as a preferred supplier with the best motion control technology by Philips EMT (the division of Philips that produces electronics assembly system).

        ACS - Tech 80 Ltd. was incorporated under the laws of the State of Israel on June 9, 1985. Our executive offices are located at P.O.B. 5668, Migdal Ha'Emek, Israel 10500, and our telephone number is 011-972-4-6546440. In March 2001 we changed our name from A.C.S. Electronics Ltd. to our current name.

BUSINESS STRATEGY

        Our business objective is to grow and capture a larger share of our target segment of the motion control market. In order to attain this objective, we intend to use a significant portion of our resources to implement the following strategies:

- MAINTAIN AND ENHANCE OUR TECHNOLOGICAL EDGE THROUGH RESEARCH AND DEVELOPMENT EFFORTS. We produce state of the art, electronic- and software-intensive products for applications in segments of the motion control marketplace. In order to meet the ever-changing requirements of present and new customers and to maintain its competitiveness, our existing products are subjected to a program of continual critical refinement and new, improved, and more advanced products are developed. We perceive the development of new products as a continuum, with the end of development for one product marking the beginning of the development process for the successor product. Therefore, we intend to continue expending substantial resources on research and development.

- ENHANCE OUR PRESENCE IN THE NORTH AMERICAN AND EUROPEAN MARKETS. We intend to continue to increase our marketing efforts to address large OEMs in the fields of medical equipment, semiconductor manufacturing equipment, electronic testing and inspection systems, and production of automation systems in North America, through Tech80, which as of February 2002 was reorganized to operate primarily as a sales and marketing operation. In March 2001 we opened a sales office in the Netherlands, through a wholly owned subsidiary named ACS-Tech80 Europe B.V, for the promotion of our European presence and operations.

- INCREASE THE NUMBER OF DISTRIBUTORS IN EUROPE AND THE PACIFIC RIM. We currently maintain 14 distributors in Europe and Asia in eighteen countries.

- ACHIEVE BRAND NAME RECOGNITION. To gain more brand recognition, we continue our advertising efforts, including articles and news releases in trade magazines, and enhancing our Internet web site.

INDUSTRY BACKGROUND

        The international market for industrial motion control systems consists of various sectors of industry and technology, including medical, automotive, science, engineering, production automation, and computer and electronic manufacturing and test equipment. Our products include controller components, drives, and a combination thereof, and are designed especially for segments within the industrial sector for systems such as advanced medical body scanners, printing machinery, electronic inspection, and semi-conductor manufacturing equipment. This targeted segment of the market is estimated by industry sources to be between $500 million and $750 million. During the period commencing July 1998 and ending June 1999 the semiconductor manufacturing equipment segment of the market suffered from a weakness that affected the Company during that period. Since July 1999 and throughout the year 2000 the demand for motion control products increased significantly. Since March 2001 we have witnessed a significant decline in demand in the semiconductor and electronics manufacturing equipment segment.

TECHNOLOGY 80 INC.

          Tech80 was formed in 1980 under the laws of the State of Minnesota. Tech80's sales consist mainly of motion controller cards that plug into standard computers. Tech80 is currently a wholly owned subsidiary of ACS - Tech 80 Ltd. Prior to its purchase by us in September 1999, Tech80's securities were publicly traded and were delisted as a consequence of our acquisition. In February 2002 Tech80's operations were reorganized to operate primarily as our sales and marketing branch in the U.S.

TECHNOLOGY

        THE SERVO PROCESSOR

        Most of our control modules and controllers are based on a proprietary, cost-effective technology, which we have designated the "servo processor," developed by us in 1993. The servo processor has been designed entirely by us in order to provide what we believe are superior solutions to the growing needs of current and future machinery and industrial automation. Based on sub-micron technology, the servo processor incorporates a 80MHz RISC processor core that we have fully designed and optimized for real time control algorithms, combined with all the peripheral hardware and software components that are needed to implement a complete high performance, all-digital control system. During the years 1998 and 1999 we developed a new generation of the "servo processor", named SPii, that further enhances the performance and features of the unit that is currently being used. The development of the SPii was completed in December 1999. The servo processor technology provides each motion control system among others, with the following features:

-       High performance/cost ratio;
-       Accurate position and velocity control capabilities;
- The ability to convert the low cost, popular alternating current ("AC") induction motor into a high performance servo motor, achieving high performance/price and benefit/price ratios;
- Universal digital drive implementation that fits most motors by modifying software parameters;
- Abilities and advanced features that are specifically tailored for the control of linear motors, which are used in many sub-micron accuracy systems. The growth rate of sales of linear motors is higher than the average growth of other products in the market;
- Programming capabilities that enable the implementation of complete applications without an additional host computer;
- The ability to work with many types of feedback devices, including encoders, resolvers, and ultra-high resolution laser interferometers that are used in connection with sub-micron semi-conductor manufacturing and test equipment;
- Coordination of many axes as required by robots and other multi-axis systems;
-       Accurate synchronization of movement, time, and events; and
- Advanced features, including real time position event generator, smoothness measurement, and automatic motor recognition, which are not offered by most other manufacturers.

PROPRIETARY SOFTWARE SUPPORT

        The software environment, development, and debugging tools for the servo processor are built into the product itself. In addition, we offer our customers proprietary Microsoft(R) Windows(R)-based software, such as the tuning program, and the application debugging tool. With such software tools, knowledgeable users are able to adapt and optimize the motion control system according to the needs of a particular application. For example, such software, when combined with servo processor based products, enables the user to convert a simple, low cost AC induction motor into a high-performance servo motor by changing the software parameters of the system.

PRODUCTS

        We offer several types of off-the-shelf motion control products, some manufactured in our plant in Israel and some by Tech80. The products include (i) card-level one to eight axis motion controllers; and (ii) one to three axis motion control modules which incorporate the controller, drives, and power supply into one integrated package. Both product lines are based upon our proprietary technology and an identical software base. Such products are universal, capable of controlling most available electrical motors and can be programmed to meet the needs of many applications.

        In addition, we offer specially designed products to certain OEM customers. Such products include sixteen axis control modules for miniature motors, and dynamic auto-focus control system.

MARKETING AND SALES

        We market our products through the following channels: (i) sales to leading international OEMs, such as ELGEMS, Philips Medical Systems (Formerly Marconi), Orbotech, and Applied Materials; (ii) private label agreements with companies that purchase the Company's products for sale under their own brand names, such as Anorad; (iii) a network of 14 distributors in Europe and Asia in eighteen countries, which act as value added resellers (VARs) by offering customers a variety of motion control products and services; and (iv) a network of representatives and distributors in the USA. The loss of any such customer could have a material adverse effect on our business results. Our marketing and sales efforts have been directed mainly toward the medical, semi-conductor, electronic testing and inspection, and production automation markets.

        Marketing and sales efforts are carried out directly by us, as well as by our distributors and private label customers. We promote our products and services primarily through advertising, articles and news releases in technical journals, sales meetings, and seminars to our customers. Our distributors and private label customers promote the products through local advertising, participation in trade fairs, and organization of seminars for potential and existing customers. Our marketing activities are supported by the Israeli Fund for Encouragement of Marketing Activities.

        In March 2001 we opened a sales office in the Netherlands, through a wholly owned subsidiary named ACS-Tech80 Europe B.V., for the promotion of our European presence and operations.

        A key aspect of our marketing activities is the support services provided to our customers. The distributors receive training regarding new products. Ongoing technical support to customers or distributors is carried out by telephone, fax, and e-mail. To oblige our customers, and upon their request, we are able to send an engineer or technician to support the customer, at a charge covering our costs. Research and development personnel are also engaged in customer support services. As most sales are to customers located outside of Israel, all products are designed with extensive built-in diagnostic tools, which can be accessed and operated remotely by telephone connections. This capability enables us to support our customers promptly and at a very low cost.

        Our customers are OEMs, private label customers, and distributors.

        Set forth below is the approximate breakdown of our sales (in thousands) to such customers for the years ended December 31, 2002, 2001, and 2000.

CUSTOMER TYPE                                                  YEAR ENDED DECEMBER 31,
--------------------------   ------------------------------------------------------------------------------------------
                                          2002                           2001                           2000
                             ----------------------------   ----------------------------   ----------------------------
                             U.S. Dollars in   % of Total   U.S. Dollars in   % of total   U.S. Dollars in   % of Total
                                thousands        Sales         thousands        Sales         thousands        Sales
                             ---------------   ----------   ---------------   ----------   ---------------   ----------
OEMs......................        5,518            70%           5,636            65%           9,401            57%
Private Label Customers...         851             11%           1,056            12%           3,215            19%
Distributors..............        1,538            19%           2,025            23%           3,928            24%
                             ---------------   ----------   ---------------   ----------   ---------------   ----------
    Total                         7,907           100%           8,717           100%          16,545           100%

        Set forth below is the approximate breakdown of our sales (in thousands) in the different geographic regions in which we operate for the years ended December 31, 2002, 2001, and 2000.

GEOGRAPHIC REGION                                              YEAR ENDED DECEMBER 31,
--------------------------   ------------------------------------------------------------------------------------------
                                          2002                           2001                           2000
                             ----------------------------   ----------------------------   ----------------------------
                             U.S. Dollars in   % of Total   U.S. Dollars      % of total   U.S. Dollars      % of Total
                                thousands        Sales      in thousands        Sales      in thousands        Sales
                             ---------------   ----------   ---------------   ----------   ---------------   ----------
Israel....................        3,091            39%           2,899            33%           5,224            32%
Europe....................        1,879            24%           2,306            27%           1,771            11%
Asia......................          299             4%             179             2%             570             3%
North America.............        2,634            33%           3,327            38%           8,965            54%
Other.....................            4             -                6             -               15             -
                             ---------------   ----------   ---------------   ----------   ---------------   ----------
    Total                         7,907           100%           8,717           100%          16,545           100%

RESEARCH AND DEVELOPMENT

          Since we commenced operations in May 1985, we have conducted extensive research and development with respect to our motion control products. Since our establishment, we have invested between 15% and 25% of gross revenues, inclusive of the funds received from government grants, in the research and development of our products, resulting in evolution of product lines, all of which have been internally designed and programmed. Our efforts have emphasized the development of advanced technology and new products and the enhancement and refinement of existing products in response to rapidly changing customer specifications and industry needs. As a result, we offer cost-effective solutions to the growing needs of current and future machinery and industrial automation. Substantially all products manufactured in Tech80's plant in the U.S. were developed by Tech80.

          Our research and development departments consist of highly skilled electrical engineers, computer programmers (all of whom are university-trained graduates in computer sciences), and technicians.

          Presently and for at least the coming year, our research and development efforts are expected to focus on the development of a number of products based primarily on our new SPii technology.

          We are currently developing a line of universal multi-axis modular, open architecture systems. We have commenced development of such product line in response to (i) the trend by system manufacturers in various fields towards an increasing number of axes, and (ii) the requirement that motion control systems have the ability, through their Microsoft(R) Windows(R)-based support tools, to adapt standard motion control systems to the special requirements of OEM customers with minimum effort and price impact on the standard system.

          Our consolidated expenditures for research and development were as follows (in thousands):

                                                     YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                   2002        2001       2000
                                                 -------     -------    -------
                                                    U.S. Dollars in thousands
                                                 ------------------------------
          Gross R&D Expenses..................    1,664       2,604      2,272
          Grants and Participations...........     (459)       (447)      (345)
                                                 -------     -------    -------
          Net R&D Expenses....................    1,205       2,157      1,927

          A significant portion of our research and development activities in Israel is supported by grants provided by the Israeli government through the Ministry of Industry and Trade - Office of the Chief Scientist ("OCS"). During the 3 year period ended December 31, 2002, we received and accrued grants from the OCS in an aggregate amount of approximately U.S $1,251 thousand. As a condition to the participation in the funding of research and development program by the OCS, we are forbidden by law from transferring the technologies developed using such funds out of Israel without the consent of the OCS. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the Israeli Government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. We anticipate that, for as long as such governmental research and development grants continue to be available, we will likely seek, from time to time, to utilize such grants. We are committed to pay to the Israeli Government royalties on proceeds from the sale of products, which were partially funded by Government grants prior to 2002. Under the terms of our funding from the OCS, royalties of 4% were payable from January 1, 1997 to December 31, 1999, and 5% are payable thereafter. Notwithstanding the foregoing, temporary regulations have been changed and royalties of only 3% were paid from January 1, 1997 to December 31, 1999 and royalties of 3.5% were payable in the years 2000 through 2002, in accordance therewith. Such royalty payments discontinue when 100% of the dollar-linked grant has been repaid. Since its establishment and until December 31, 2002, the total amount of royalty-bearing grants received by us amounted to U.S.$ 3,063 thousand, less royalties paid or accrued of U.S.$ 1,018 thousand. Moreover, such grant programs as are currently in effect require us to comply with various conditions in order to continue to be eligible for participation. Most of our R&D efforts have resulted in commercially viable products.

          From 1987 through December 2002, we received grants from the OCS, which helped to fund and support our research and development efforts. The OCS approved a grant of NIS 2,068 thousand (approximately $455 thousand) for the year ending December 31 2003, of which no payments have been received as of June18, 2003.

MANUFACTURING AND ASSEMBLY; QUALITY CONTROL

          We manufacture our products at our plant located in Migdal Ha'Emek, Israel, and at Tech80's plant in Minneapolis. Both plants use subcontractors to assemble electronic boards and for the manufacturing of mechanical and electrical components. The quality of our products is highly dependent on the skill and productivity of our employees, subcontractors, and suppliers. Our goal is to establish long-term relationships with our suppliers and subcontractors and for our employees to be of the highest technical and professional levels.

          We attempt to address quality assurance at all stages of the production process. As part of the design of each of our products, significant effort is made to ensure the reliability and quality of the products. During production, each unit is fully tested in order to assure the reliability of the product and to minimize field failures and repair returns. All of our products meet the safety and electromagnetic compatibility ("EMC") requirements of the European Community market and are CE marked. The SB Series also satisfies the safety requirements of the Underwriters' Laboratory ("UL") and are UL listed.

          Our quality management system in Israel only is ISO 9001 certified. The ISO 9001 certification ensures that products are designed, produced, and serviced with the required level of quality. Such certification has been instrumental in our ability to commence relationships with many companies in Europe and the United States that see it as a prerequisite for doing business. GE Medical Systems, Elgems and Philips Medical Systems are three important representative customers who require our quality management system to conform to the ISO 9001 standard. To the extent we utilize subcontractors and suppliers, we require that such subcontractors and suppliers adhere to the prescriptions of ISO 9001 and preferably have such certification, in order to ensure that such subcontractors and suppliers adhere to the high-quality manufacturing processes required by our customers and us.

SUPPLIERS

          Most of the components required for our products are available from a number of sources throughout the world at competitive prices. We do not anticipate the loss of any such source of supply to have a material adverse effect on us. Notwithstanding the foregoing, we depend on the supply of certain key components in its motion control systems by suppliers who are the single source of supply of such items. Among such components for the products manufactured in Israel are the control modules' main processors, manufactured by Intel and our servo processor, manufactured by LSI Logic. In addition, Tech80 depends on the supply of motion controllers and stepper motion controllers, manufactured by Performance Motion Devices (PMD) and Kollmorgan Industrial Drives respectively, encoder interface manufactured by LSI Computer Systems, and servo controllers, manufactured by National Semi Conductor. We have no written supply agreements with these companies, and there can be no guaranty that such suppliers will continue to make such components, will continue to supply us with such components on favorable terms, or continue to supply us with such components at all, in the future. In such an event, our production capabilities could be materially adversely affected. To date, none of such events has occurred.

MANAGEMENT INFORMATION SYSTEMS

          In order to assure that we are positioned in an advantageous position for growth, we continue to invest in our advanced management information system relating to, among other things, our inventory, manufacturing resource planning and production, and expect to further develop and expand our system's capabilities. In the first quarter of 2002 we implemented a new ERP system which we believe will assist improving efficiency and will increase the potential for greater profitability in the future through increased productivity, enhanced asset management, improved quality control capabilities, and expanded customer service capabilities.

INTELLECTUAL PROPERTY

          Our ability to compete effectively depends, and will depend, to a large extent, on our ability to maintain the proprietary nature of our products and technologies. We currently hold no patents in any country and have no intention of filing for patent protection in any country with respect to our proprietary technology. Accordingly, no assurance can be given that we will be successful in deterring others, legally or otherwise, from developing or marketing competitive products utilizing our proprietary technologies. We depend upon the execution by officers, directors, employees, consultants, and our subcontractors of confidentiality agreements relating to the proprietary nature of our technology. Confidentiality agreements do not, however, afford complete protection. In addition, there can be no assurance that one or more parties will not assert infringement claims against us. The cost of responding to any such claim could be significant.

PROPERTY, PLANTS AND EQUIPMENT

          We lease our current facility in Migdal Ha'Emek, Israel. In April 1998, we expanded our facilities from 6,000 square feet to approximately 15,000 square feet. The lease with respect thereto expires on January 31, 2008. Future minimum rental payments are NIS 241,000 ($55,000) per annum. The rent is adjusted annually based upon changes in the Israeli consumer price index (the "CPI"). In March 2003 the rent was increased by 10% to NIS 278,000 ($59,000). We also participate in the maintenance expenses of the premises. In 2002 the maintenance expenses amounted to NIS 92,000 ($20,000). Although we currently utilize all the space of our plant in Israel, we estimate that its productive capacity can be increased by at least 8%, should the need arise. We estimate that the current size of our facilities in Israel allows a certain degree of growth and is adequate for our needs over the next few years.

          Tech80 entered into a lease agreement, terminating on December 31, 2005. Tech80's facility is approximately 12,700 square feet. Future minimum rental payments under this lease are $8,500 per month, to be increased to $9,100 in January 2004. Tech80 also pays its share of the annual operating expenses and property taxes of the premises, amounting in 2002 to $48,000. Tech80 currently utilizes approximately 50% of its plant's space. The plant's current productive capacity is estimated at approximately 15%. If necessary, we can increase our production activity in the United States to answer demand in the region.

          The majority of our fixed assets, both in Israel and Minnesota, consist of machinery and other advanced equipment used for the production, assembly and quality control of our products.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

          ACS-Tech80 is an Israeli corporation, , engaged in the development, production and marketing of universal, fully-digital motion control products, combining proprietary software and advanced electronics. The industrial motion control market has been historically affected by general economic downturns in the industries served thereby, including electronics and semiconductors, which have had an adverse effect upon manufacturers and end-users of certain of our products. Such a downturn took place in 2001, continuing through 2002 and 2003. Responding to the decline in sales, we implemented a cost reduction plan, which includes salary reductions, obligatory vacations, layoffs, consolidation of Research & Development efforts into one facility, and generally other steps to save on expenses, so as to match our level of expenses to the level of expected revenues.
The current economic downturn in the industries served by us and the economic and political situation in Israel has had an adverse effect on our operations. It is difficult to estimate the duration of such economic and political conditions and therefore we cannot assess the future effect that such continued adverse conditions will have on our business and results of operations.

          In November 1998 we acquired 20% of Netzer Precision Motion Sensors Ltd ("Netzer"), an Israeli company, for the amount of U.S.$ 1,100 thousand. Netzer developed a unique technology for motion (position, velocity and acceleration) sensing. When compared with existing technologies and products that are currently being used, we believe that the Netzer technology is superior and more cost effective.. In February and March 2000 two further investments by third parties in an aggregate amount of U.S.$ 795 thousand were executed in Netzer in return for 7.34% of outstanding share capital, reflecting a market value in excess of $10.8 million. Accordingly, our share in the company was diluted to 18.56%. In 2001 we transferred U.S.$ 375 thousand to Netzer and another party transferred to it U.S.$ 225 thousand, in return for a convertible bridge loan, convertible into shares of Netzer. In June 2002 such notes were converted to ordinary shares of Netzer. In July 2002 an agreement was signed whereby an additional investor would be issued shares of Netzer in return for an investment of US$ 2,000 thousand, reflecting a post-investment valuation of approximately $9.5 million. Our share in Netzer on December 31, 2002 was approximately 18.9% of the share capital and 16.7% of the voting rights. In March 2003, a comprehensive re-evaluation of the status of Netzer was done showing that the rate of expected revenue flow is slower than expected. The forecasts were modified to reflect a postponement of nine to twelve months in revenue realization. As a result of these modifications the terms of the U.S. $ 2,000 thousand investment were changed to reflect a post-investment valuation of approximately $6.2 million. Since the market potential for Netzer's products remains high, and since Netzer plans to raise additional funds during the second half of 2003 reflecting a much higher company valuation, we concluded that the decrease in Netzer's valuation in 2003 is only a temporary decrease.

          On September 30, 1999, we completed the acquisition of Tech80. The transaction was accomplished through the redemption of 1,810,858 common stock of Tech80 in consideration for $5.4 per share (a total of approximately $9.8 million).

          In 2002 we terminated the research and development activities of Tech80 and concentrated all research and development activities in our Israeli facility.

RESULTS OF OPERATIONS

          Our sales are made substantially outside of Israel in non-Israeli currencies, mainly in U.S. Dollars or linked thereto, as are most of our purchases of materials and components. Therefore, our functional currency is the U.S. Dollar. Transactions denominated in currencies other than the U.S. Dollar are recorded based on the exchange rate at the time of the transaction. Monetary balances in currencies other than the U.S. Dollars are translated into dollars using year-end exchange rates.

          During 2002, our four largest customers represented approximately 43% of our sales. Of such customers, one is a distributor of our products and two are OEMs.

          In the years 2002 and 2001 we recorded substantial charges for the write-off of inventory and the write-off of the remaining goodwill in respect of the acquisition of Tech80, respectively.

The following table sets forth certain financial data presented as a percentage of revenues for the periods indicated.

                                                  Year Ended December 31
                                               2002        2001        2000
                                             --------    --------    --------
                                                %           %           %
Revenues                                      100.0       100.0       100.0
Cost of revenues:
Cost                                           45.2        46.3        43.9
Write-off of inventory                          5.9           -           -
Total cost of revenues                         51.1        46.3        43.9
Gross profit                                   48.9        53.7        56.1
Research & development expenses                21.0        29.9        13.7
Less grant received                            (5.8)       (5.1)       (2.0)
Net R&D expenses                               15.2        24.8        11.6
SG&A, net                                      38.1        40.4        20.7
Write-off and amortization of goodwill            -        35.4         2.1
Operating income (loss)                        (4.4)      (46.9)       21.7
Financing income (expenses), net               (1.9)       (3.7)       (2.2)
Income (loss) before taxes on income           (6.3)      (50.4)       19.4
Taxes on income                                 3.8         6.3        (0.7)
Equity in net loss of held company                -           -        (1.0)
Net income (loss)                              (2.5)      (44.2)       17.7

YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

          The Company's financial results for 2002 reflect a continuation of the general worldwide economic weakness, which is characterized by a reduction in manufacturing activity along with uncertainty and reduced confidence. Many of the Company's customers, especially those in the semi-conductor and electronics market, experienced significant underutilized capacity and difficulty in predicting the levels of future orders for their products. Consequently, they delayed capital expenditures, including those associated with the purchase of our products. As a result, we have witnessed in 2002 a continuation of the trend which commenced in the second quarter of 2001, towards a significantly lower level of demand for our products. Consequently, during the year we recorded reduced revenues and an operating loss. We took steps to reduce expenses and consolidate resources, including a reduction in our workforce, resulting in an overall headcount of 57 at the end of December 2002 compared to 74 a year earlier.

          REVENUES. Revenues decreased by U.S.$ 810 thousand, or approximately 9%, to U.S.$ 7,907 thousand for the year ended December 31, 2002, as compared to U.S.$ 8,717 thousand for the year ended December 31, 2001. As previously mentioned, the decline in sales in 2002 was due to the continuing severe slowdown in the electronics and semiconductor market, which makes up about 50% of our revenues.

          GROSS PROFIT. Gross profit for 2002 was U.S.$ 3,862 thousand, or 48.9% of revenues, and U.S.$ 4,328 thousand, as compared to U.S.$ 4,683 thousand, or 53.7% of revenues in 2001. The decline in the gross profit percentage is due to a U.S.$ 466 thousand write-off of inventory.

          NET RESEARCH AND DEVELOPMENT EXPENSES. Net research and development expenses decreased U.S.$ 952 thousand, or approximately 44%, to U.S.$ 1,205 thousand for the year ended December 31,2002, as compared to U.S.$ 2,157 thousand for the year ended December 31,2001, due to consolidation of research and development activity, transferring such activity from the U.S. facility to the Israeli facility, in line with cost containment measures designed to align our expenditures with the current level of sales. We continued to make substantial investments in new products and technologies to meet the current and projected requirements of our customers and to maintain a competitive advantage in the products we provide. We received and accrued grants from the Office of the Chief Scientist in the amount of approximately U.S.$ 459 thousand and approximately U.S.$ 447 thousand for the years ending December 31, 2002 and December 31, 2001, respectively. In 2003 we applied for, and were granted approval for, a grant totaling approximately U.S.$ 450 thousand.

          SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses decreased by approximately 14.6%, to U.S.$ 3,011 thousand for the year ended December 31, 2002, as compared to U.S.$ 3,527 thousand for the year ended December 31, 2001, and also decreased as a percentage of sales to 38.1% for the year ended December 31, 2002, as compared to 40.4% for the year ended December 31, 2001, as a result of the previously discussed cost containment measures.

          OPERATING INCOME (LOSS). Operating loss for the year ended December 31, 2002 was U.S.$ 354 thousand, compared to operating loss of U.S.$ 4,091 thousand in 2001. In the year ended December 31, 2002 we recorded a charge of U.S. $ 466 thousand in respect of the write-off of inventory. In the year ended December 31, 2001 we recorded a charge of U.S. $ 2,738 thousand in respect of the write-off of the remaining goodwill recorded in connection with the acquisition of Tech80. The decrease of U.S. $ 3,737 thousand in the operating loss, from U.S. $ 4,091 thousand in the year ended December 31, 2001 to U.S. $ 354 thousand in the year ended December 31, 2002 reflects the effect of the above mentioned charge of U.S. $ 2,738 as well as the cost saving measures adopted by the Company in 2002, such as the closing of the R&D facility in the United States, layoffs and voluntary departures.

          FINANCING EXPENSES. Financing expenses (net) amounted to U.S.$ 154 thousand in 2002 compared with financing expense of U.S.$ 324 thousand in 2001. The decrease in financing expenses (net) for 2002 results from the continuing decline in interest rates which took place in 2002, from 5.75% as at December 31, 2001 to 5.25% as at December 31, 2002, as well due to the decrease in the principal amount of long term-loans by U.S.$ 853 thousand from U.S.$ 3,447 thousand as at December 31, 2001 to U.S.$ 2,593 thousand as at December 31, 2002.

          NET INCOME (LOSS). Net loss for the year ended December 31, 2002 was U.S.$ 201 thousand, or $0.07 per share, compared with a net loss for the year ended December 31, 2001 of U.S.$ 3,854 thousand, or $1.33 per share. The net loss for the year ended December 31, 2002, includes a charge of U.S. $ 466 thousand in respect of the write-off of inventory. The net loss for the year ended December 31, 2001 includes charge of U.S. $ 2,738 thousand in respect of the write-off of the remaining goodwill recorded in connection with the acquisition of Tech80. The decrease of U.S. $ 3,653 thousand in the net loss from U.S. $ 3,854 thousand in the year ended December 31, 2001 to U.S. $ 201 thousand in the year ended December 31, 2002 reflects the effect of the above mentioned charge of U.S. $ 2,738 thousand and also the cost saving measures adopted by the Company in 2002, discussed in the analysis of the operating income (loss).

YEARS ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

          REVENUES. Revenues decreased by U.S.$ 7,828 thousand, or approximately 47%, to U.S.$ 8,717 thousand for the year ended December 31, 2001, as compared to U.S.$ 16,545 thousand for the year ended December 31, 2000. The decline in sales in 2001 was due to the severe slowdown in the electronics and semiconductor market, which makes up about 50% of our revenues.

          GROSS PROFIT. Gross profit for the year ended December 31, 2001 decreased by approximately 50% to U.S.$ 4,683 thousand, representing 53.7% of revenues during such period, as compared to U.S.$ 9,285 thousand, representing 56.1% of revenues, for the year ended December 31, 2000. The decrease in the gross profit during the year ended December 31, 2001, compared to the year ended December 31, 2000, resulted from the decrease in sales. The decrease of the gross profit margin resulted from the substantial decrease in sales, while fixed and semi-fixed expenses decrease at a slower pace.

          NET RESEARCH AND DEVELOPMENT EXPENSES. Net research and development expenses increased by U.S.$ 230 thousand, or approximately 11.9%, to U.S.$ 2,157 thousand for the year ended December 31,2001, as compared to U.S.$ 1,927 thousand for the year ended December 31,2000, reflecting the continuing focus on the development of a number of products based primarily on our new SPii technology. We received and accrued grants from the Office of the Chief Scientist in the amount of approximately U.S.$ 447 thousand and approximately U.S.$ 345 thousand for the years ending December 31, 2001 and December 31, 2000, respectively. In 2002 we applied for, and were granted approval for, a grant totaling approximately U.S.$ 420 thousand.

        SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased by approximately 3.2%, to U.S.$ 3,527 thousand for the year ended December 31, 2001, as compared to U.S.$ 3,419 thousand for the year ended December 31, 2000, and increased as a percentage of sales to 40.4% for the year ended December 31, 2001, as compared to 20.7% for the year ended December 31, 2000. This increase was due primarily to the increased investment in our sales and marketing infrastructure. However, we have implemented expense reduction steps the results of which are apparent in 2002.

        OPERATING INCOME (LOSS). Operating loss for the year ended December 31, 2001 was U.S.$ 4,091 thousand, as compared to an operating income of U.S.$ 3,587 thousand for the year ended December 31, 2000. In the year ended December 31, 2001 we recorded a charge of U.S. $ 2,738 thousand in respect of the write-off of the remaining goodwill recorded in connection with the acquisition of Tech80. The same factors that contributed to the decrease in sales and gross profit contributed to the operating loss.

        FINANCING EXPENSES. Financing expenses (net) amounted to U.S.$ 324 thousand in 2001 compared with financing expense of U.S.$ 368 thousand in 2000. The decrease in financing expenses (net) for 2001 results from the decline in interest rates which took place in 2001, from 10.5% as at December 31, 2000 to 5.75% as December 31, 2001.

        NET INCOME (LOSS). Net loss for the year ended December 31, 2001 was U.S.$ 3,854 thousand, as compared to a net income of U.S.$ 2,922 thousand for year ended December 31, 2000. The net loss for the year ended December 31, 2001 includes a charge in respect of the write-off of goodwill in the aggregate amount of U.S.$ 2,738 thousand. The same factors that contributed to the decrease in gross profits and operating income explain the shift from net income in 2000 to a net loss in 2001.

LIQUIDITY AND CAPITAL RESOURCES
(a)     GENERAL

        We had working capital of U.S.$ 4,157 thousand and U.S.$ 4,990 thousand on December 31, 2002, and December 31, 2001, respectively. Cash, cash equivalents and short-term bank deposit increased to U.S.$ 2,643 thousand from U.S.$ 1,889 thousand a year earlier. Net cash provided by operations for 2002 amounted to U.S.$ 1,660 thousand as compared with U.S.$ 675 thousand in 2001. Inventories declined from U.S.$ 3,484 thousand as at December 31, 2001 to U.S.$ 2,276 thousand as at December 31, 2002, reflecting a write- off of U.S.$ 466 thousand, in addition to an inventory reduction of U.S.$ 742 thousand due to the reduced level of operations in 2002 as well as tight inventory management practices, as compared to 2001. Inventories as a percentage of sales declined to 28.8% as at December 31, 2002, as compared to 40% as at December 31, 2001.

        Capital expenditures during 2002 totaled U.S.$ 145 thousand, compared with U.S.$ 636 thousand in 2001, as we expended significantly reduced amounts in equipping, in light of the ongoing economic slowdown and as part of our cost containment measures.

        As of December 2002, the only financing activity affecting cash flow was U.S.$ 857 thousand repayment of long-term loans. As at December 31, 2002, our total debt outstanding was U.S$ 2,614 thousand, compared to a total debt outstanding as at December 31, 2001 of U.S.$ 3,451 thousand. The amount of U.S $ 2,593 thousand debt outstanding is collateralized by substantially all the assets of the U.S. subsidiary and by a bank deposit of ACS in the amount of U.S.$ 1,000 thousand and is also guaranteed by us. The note and related agreement required us to maintain certain financial ratios. As of December 31, 2002 we were in violation of certain of debt covenants established by the bank, for which we received a waiver from the bank, and new covenants were set for December 31, 2002, March 31,2003, June 30, 2003, September 30, 2003 and December 31, 2003. As of December 31,2002 and March 31, 2003 we were in compliance with the new covenants. Based on current forecasts we believe we shall be in compliance with the covenants throughout 2003. In case business conditions deteriorate and we fail to comply with those covenants, the Bank may demand immediate repayment of the balance of the loan, which as of May 30, 2003, amounted to approximately U.S. $ 2,147 thousand. Our existing cash, including the pledged amount is generally invested in short-term investments some of which bear floating interest rates and some which are invested for at least one year, bearing a fixed interest rate.

          Our principal sources of liquidity are our existing cash and internally generated funds, comprised of cash from operating activities. We believe the funds available are sufficient to meet our operating needs and anticipated capital expenditures over the twelve months. However, a continuing economic and political downturn may have an adverse effect on our cash flows from operations.

        The table below sets forth our contractual obligations and commitments as at December 31, 2002:

                                                        PAYMENTS DUE BY PERIOD
                                          -----------------------------------------------
                                                  Less than 1    1-3       4-5    After 5
                                          Total      year       years     years    years
                                          -----   -----------   -----     -----   -------
                                                       U.S. Dollars in thousands
                                          -----------------------------------------------
CONTRACTUAL OBLIGATIONS:
Long-Term Debt                            2,614      1,266      1,348         -        -
Operating Leases                            640        168        407        65        -
Unconditional Purchase Obligations            -          -          -         -        -
Other Long-Term Obligations                   -          -          -         -        -
                                          -----   -----------   -----     -----   -------
Total Contractual Cash Obligations        3,254      1,434      1,755        65        -
                                          =====   ===========   =====     =====   =======

        We have no Other Commercial Commitments.

(b)     OFF-BALANCE SHEET ARRANGEMENTS
        We do not use off-balance sheet arrangements to provide liquidity, financing or credit support or engage in leasing, hedging or research and development activities which would expose us to liability that is not reflected on the face of our financial statements. We are not a party to any "off-balance sheet arrangements" which would be required to be disclosed under Item 5.E on Form 20-F were that Item currently applicable to us.

        CRITICAL ACCOUNTING POLICIES

        We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reported period. There can be no assurance that actual results will not differ from these estimates. We prepare our financial statements in accordance with Israeli GAAP. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Differences between Israeli GAAP and U.S. GAAP as they relate to our financial statements are described in Note 19 to our financial statements.

        REVENUE RECOGNITION. Revenue from the sale of products is recognized upon shipment to the customer. The Company only recognizes revenue when the collection of the related receivable is probable.

        PROVISION FOR WARRANTY. The Company's standard policy is to warrant products against defects in design and materials by replacing failed parts during the first year of ownership. The Company's estimate of costs to service the warranty obligations is based on historical experience and current product performance trends. These costs are included in cost of revenue at the time revenue is recognized. The warranty provision is reduced by material and labor costs used for replacement activities over the warranty period. A review of the obligations is performed regularly to determine the adequacy of the reserve. Based on the outcome of this review, revisions to the estimated warranty liability are recorded as appropriate.

        INVENTORIES. Inventories are valued at the lower of cost and market. Cost is determined on the basis of first-in, first-out for raw materials and packaging materials, and on the basis of actual production cost for working in process and finished goods. Each quarter the Company reviews the excess inventory and makes an assessment of the realizable value. The factors that management considers in determining whether or not a reserve should be established includes: a) expected usage during the next twenty four months, b) risk of obsolescence, and c) future market demand.

        ALLOWANCE FOR DOUBTFUL ACCOUNTS. As of each balance sheet date we evaluate the collectibility of accounts receivable and record the allowance for doubtful accounts based on current information regarding each customer.

        TAXES ON INCOME. Taxes on income are calculated based on the Company's assumptions as to its entitlement to benefits under the Approved Enterprise Law. The Company's entitlement to such benefits is conditional upon its compliance with the terms and conditions prescribed in this law. In the event of its failure to do so these benefits may be canceled and the Company may be required to refund the amount of the benefits already received, in whole or in part, with the addition of Israeli CPI linkage differentials and interest.

        In accordance with Israeli GAAP, valuation allowances in respect of deferred tax assets are provided when it is not probable that all or part of the deferred tax assets will be realized. The recognition of deferred tax asset by the Company under Israeli GAAP is not materially different than under U.S. GAAP.

        We intend permanently to reinvest the amounts of tax-free income of our Approved Enterprise and since undistributed earnings are essentially permanent in duration , no deferred taxes have been provided in respect of such tax-exempt income.

        OTHER INVESTMENT. Our investment in a held company, Netzer Motion Sensors Ltd. ("Netzer") is presented at cost. We perform assessments of whether any decline in the value of the investment below the cost basis occurred and whether it is other than temporary. As of December 31,2002 there were no indications that there was a decline in the value of the Company's investment in Netzer

        CURRENT TRENDS

        The global economy, including the electronics industry, is continuing to experience a general slowdown which is characterized by a reduction in manufacturing activity along with uncertainty and reduced confidence worldwide. Our revenues are primarily affected by the state of the global economy, as most of our sales are for export. We do not currently anticipate an increase is sales for the year 2003 compared to the 2002. Under current circumstances, improvements in profitability and liquidity are only expected to come from cost saving measures.

        IMPACT OF CURRENCY FLUCTUATIONS AND INFLATION

        The Dollar cost of our operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the Dollar. Our Dollar costs will increase if this "gap" widens and the devaluation rate fails to keep pace with the rate of inflation in Israel, and conversely, we may benefit if the rate at which Israeli currency devalues against the Dollar exceeds the rate of inflation in Israel. In the years ending December 31, 2002, 2001, 2000, 1999 and 1998, the annual inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the Dollar was (0.8)%, (7.9)%. 2.7%, 1.5% and (9.0)%,
respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.737, NIS 4.416, NIS 4.041, NIS 4.153 and NIS 4.160, respectively. As a result, we experienced increases in the Dollar costs of operations in Israel in 1999 and 2000, and decreases in 1998, 2001 and 2002. The changes in the Dollar cost of our operations in Israel relate primarily to the cost of salaries in Israel, which are paid in, and constitute a substantial portion of, our expenses in NIS. These NIS related expenses constituted approximately 25% and 27% of the total expenses for 2002 and 2001, respectively. There can be no assurance that we will not be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. In addition, a devaluation of the NIS in relation to the dollar will have the effect of decreasing the dollar value of any assets of ours, which consist of NIS or liabilities in NIS (unless such liability is linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the opposite effect. We do not currently, and have no plans to, utilize currency hedging instruments, and we do not hold or issue derivative securities.

        The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on May 31, 2003, was NIS 4.373 = $1.00.

        Our sales are denominated in U.S. dollars, and therefore the dollar value of sales was unaffected by a 7.3% devaluation of the NIS during 2002. The dollar cost of our local expenses, primarily labor costs, decreased as a result of the devaluation of the NIS against the U.S. Dollar.

        The table below sets forth the annual rate of inflation, the annual rate of devaluation of the NIS against the U.S. Dollar and the gap between them.

                                                     YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------
                                          2002      2001      2000      1999      1998
                                         ------    ------    ------    ------    ------
            Inflation (CPI)               6.5%      1.4%        0%      1.3%      8.6%
            Devaluation/(Revaluation)     7.3%      9.3%     (2.7)%    (0.2)%    17.6%
            Inflation devaluation gap    (0.8)%    (7.9)%     2.7%      1.5%     (9.0)%

        Set forth below are details of the representative exchange rate of the US dollar in the periods indicated:

            DECEMBER 31 OF   EXCHANGE RATE OF 1   AVERAGE RATE FOR THE   HIGH FOR THE   LOW FOR THE YEAR
            --------------   ------------------   --------------------   ------------   ----------------
                                  US DOLLAR               YEAR               YEAR
                                  ---------               ----               ----
                 2002               4.74                  4.74               4.99             4.44
                 2001               4.42                  4.21               4.42             4.04
                 2000               4.04                  4.08               4.20             3.97
                 1999               4.15                  4.14               4.29             4.01
                 1998               4.16                  3.80               4.37             3.54

RECENT ACCOUNTING PRONOUNCEMENTS

(a)     ISRAELI GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        In July 2001, the Israel Accounting Standards Board ("The Board") published Accounting Standard No. 12 - Discontinuance of Adjustment of Financial Statements. Pursuant to this standard, the adjustment of financial statements was to have been discontinued as of January 1, 2003. In December, 2002, the Israel Accounting Standards Board published Standard No. 17 which postponed the implementation of Standard No. 12 until January 1, 2004. Therefore, the adjustment of the financial statements will be discontinued as of January 1, 2004. The adoption of this standard will not have a significant effect on the Company's financial statements

        In July 2001, The Board published Accounting Standard No.13 - Effect of Changes in the Rates of Exchange of Foreign Currency. This standard deals with translation of transactions in foreign currency and translation of financial statements of outside activities for the purpose of their inclusion in the financial statements of the reporting entity, and supersedes the provisions of Clarifications 8 and 9 to Opinion 36 which will be discontinued upon the entry into effect of Accounting Standard No. 12 described above. The adoption of this standard will not have a significant effect on the Company's financial statements.

        In February 2003, the Board published Accounting Standard No. 15 - Decline in the Value of Assets. The standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the standard provides rules for presentation and disclosure with respect to assets whose value has declined. The Standard applies to financial statements for periods beginning January 1, 2003. The standard provides that in most cases the transition will be effected by means of the "from here on" method, however a loss from a decline in value of an asset, in the amount of the difference between the book value on the commencement date of the standard and the recoverable amount as at that date, shall be charged to the statement of operations in the category "cumulative effect as at beginning of the year of change in accounting method" if and only if, the said loss was not recognized in the past solely due to the fact that the net non-discounted future cash flows were greater than the book value. The adoption of this Standard will not have a significant effect on the Company's financial statements.

(b)     U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. As of December 31, 2002 no additional disclosures are required.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

        In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis,
(2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company is currently evaluating the effect of EITF 00-21 on the consolidated financial statements.

        In April 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. The Company is currently evaluating the impact of adopting Statement 149 on its financial statements.

        In May 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND EXECUTIVE OFFICERS

        The following table sets forth certain information concerning our directors and executive officers.

          NAME                 AGE                               POSITION
----------------------------   ---     ----------------------------------------------------------
Ze'ev Kirshenboim(1)(2)         50     President, Chief Executive Officer
Jacob Engel(1).............     54     Director
Shmuel Olek................     50     Director
Dorit Ringelstein..........     52     Director and VP of Finance
Eli Dayan                       63     Director
Ze'ev Ritman...............     51     Director
Dror Marom                      37     Chief Operating Officer and VP Sales and Marketing
Michael Har'el.............     36     Internal Auditor
Ilana Kirshenboim(2) ......     50     Vice President of Human Resources and Corporate Secretary

----------
      (1) The referenced individuals are brothers-in-law.
      (2) Ilana Kirshenboim is Ze'ev Kirshenboim's spouse.

          Each director is elected for a period of one year at our annual meeting of shareholders and serves until the next such meeting and until his or her successor is duly elected and qualified, except for External Directors under the Israeli Companies Law, 1999, which are elected for a period of three years, as specified below. Officers are elected by, and serve at the discretion of the Board of Directors. We established an Audit Committee. The directors serving on it are Eli Dayan, Ze'ev Ritman and Shmuel Olek.

          Certain business experience of each of our directors and executive officers of is set forth below:

          ZE'EV KIRSHENBOIM, one of our founders, has served as our President, Chief Executive Officer, and Chief Financial Officer. From 1984 until 1987, Mr. Kirshenboim served as a project leader for K&S, a subsidiary of Kulicke & Soffa Industries, Inc., in Horsham, Pennsylvania in charge of developing electronic hardware for semiconductor manufacturing equipment. From 1982 through 1984, Mr. Kirshenboim served as a design engineer for the Israel Authority for Armament Development, developing servo systems for missiles. From 1979 through 1981, Mr. Kirshenboim served as a design engineer for Kulicke & Soffa Industries, Inc., in Horsham, Pennsylvania, developing high-speed servo systems for high-speed wire bonders.

          JACOB ENGEL, one of our founders, has served as a Director since 1987. Since 1992, Mr. Engel has been serving as Chief Executive Officer and controlling shareholder of the companies in the Engel Construction Group, a group of publicly traded real estate development companies, as well as of the affiliates thereof.

          SHMUEL OLEK has a Ph.D in mechanical engineering and owns a company for computational fluid dynamics. Up to the year 2001 he served as a senior researcher, head of energy storage and computational mechanics group at the Israel Electric Company.

          DORIT RINGELSTEIN serves as our VP of Finance. Ms. Ringelstein is a CPA. Prior to joining us in November 1997, Ms. Ringelstein was employed as Senior Auditor in the accounting firms Margalit Roth and Co. and Ronel Stettner and Co.

          ELI DAYAN, CPA (Israel), is the owner of an accounting firm located in Haifa, Israel, which he established in 1973. Mr. Dayan is a member of the board of directors of Engel Trade Centers Ltd., a public company under the control of Mr. Yaakov Engel, the chairman of the Company's board of directors. Since the year 2000 Mr. Dayan is a member of the Center for Arbitration and Mediation of the Institute of Certified Public Accountants in Israel (ICPAI).

          ZE'EV RITMAN is a head of E.S. department in RAPHAEL - the Israeli Armament Development Authority. He holds an M.Sc in mechanical engineering from the Technion Institute in Haifa, Israel, and a Ph.D in mechanical engineering and mechanics from the Drexel University in Philadelphia, U.S.A.

          DROR MAROM joined the Company in February 2001 as Product Marketing Manager and was promoted to Chief Operating Officer in October 2002. From 2000 to 2001, Mr. Marom was Operations Line manager of Semi-auto Dicing Saws at Kulicke & Soffa Dicing Systems. From 1995 to 2000 he was Product Manager of Wedge & Die Bonding Tools at Micro-Swiss (a Kulicke & Soffa company). Mr. Marom holds a B.Sc and M.Sc in Mechanical Engineering from the Technion, Israel, and an MBA from Haifa University.

          MICHAEL HAR'EL is a CPA and is a partner with the public accounting firm of Margalit Roth and Co. Prior to becoming a partner, Mr. Har'el was a senior auditor with the same firm.

          ILANA KIRSHENBOIM was hired in January 1990 as the company's secretary. From 1976 until 1990 she was in charge of Human Resources planning in the Israel Electric Company. She has a BS degree in Statistics from the University of Haifa.

ALTERNATE DIRECTORS

          Our Amended and Restated Articles of Association provide that any director may appoint, by written notice, any individual to serve as an alternate director, subject to the approval of the Board of Directors. The Israeli Companies Law, 1999 (the "Companies Law") forbids a director or an alternate director to act as an alternate for another director. Any alternate director will have all of the rights and obligations of the director appointing him or her (subject to the provisions of the letter appointing him or her) except the power to appoint an alternate director and the right to receive remuneration as a director. The alternate director may not act at a meeting at which the director appointing him or her is present. Unless otherwise authorized by a special resolution of our shareholders, the alternate director's term will not be for an indefinite time, but will expire when the appointing director ceases to be a director, when the appointing director terminates the appointment of the alternate director, or when an event occurs which results in the termination of the alternate director's appointment by reason of disqualification pursuant to our Amended and Restated Articles of Association.

INDEPENDENT DIRECTORS

        INDEPENDENT DIRECTORS; EXTERNAL DIRECTORS

        INDEPENDENT DIRECTORS. Pursuant to the listing requirements of the NASDAQ SmallCap(R) Market, the Company is required to appoint a minimum of three independent directors meeting certain qualification requirements set by NASDAQ, as well as an audit committee, consisting of all its independent directors. All Independent Directors must be financially literate and at least one them must have accounting or related financial management expertise. The responsibilities of the audit committee include, but are not limited to, reviewing the scope and results of the audits conducted by our auditors. Failure to comply with these requirements may result in the delisting of the Company's Ordinary Shares from the NASDAQ SmallCap(R) Market. Messrs. Shmuel Olek, Ze'ev Ritman and Eli Dayan currently serve as Independent Directors of the Company. Mr. Eli Dayan replaced Mr. Zohar Levy as Independent Director.

        External Directors. Under the Israeli Companies Law, companies incorporated in Israel whose shares have been offered to the public in or outside Israel are required to appoint at least two external directors (the "External Directors"). The Companies Law details certain standards for the independence of the External Directors. A person may not be appointed as an External Director if such person or its relative, partner, employer or any entity under such person's control, has, as of the date of the person's appointment, any affiliation with the Company, any entity controlling the Company, or any entity controlled by the Company or by its controlling entity. The term "affiliation" includes:

                 -    an employment relationship;
                 - business or professional relationship maintained on a regular basis;
                 -    control; and
                 -    service as an office holder.

          No person can serve as an External Director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an External Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from such person, directly or indirectly.

          External Directors are appointed by a majority vote of the shareholders' meeting, provided that either:

          - the majority of shares voted at the meeting includes at least one third of the shares of non-controlling shareholders voted at the meeting; or
          - the total number of shares of non-controlling shareholders that voted against the appointment does not exceed one percent of the aggregate voting rights in the Company.

          Under the Companies Law, an External Director is appointed for an initial term of three consecutive years, and may be re-appointed for one additional three-year term. Each committee of a company's board of directors must include at least one External Director. Messrs. Olek and Ritman are the Company's External Directors. Regulations promulgated under the Companies Law set the minimum and maximum compensation, which may be paid to External Directors. An External Director is otherwise prohibited from receiving any other compensation in connection with his services as a director. Mr. Olek's term as an External Director was renewed for a second term of three years commencing on October 10, 2002 and terminating on October 10, 2005. Mr. Ritman was recently appointed for a second term as an External Director, until June 11, 2006.

          According to the Companies Law, a company is required to appoint an audit committee (the "Audit Committee"), comprised of at least three directors, including all of the External Directors, but excluding (i) the Chairman of the Board, (ii) any director who is employed by the Company or provides services to the Company on a regular basis, or (iii) a controlling shareholder or its relative. The audit Committee's role is to examine the legality and integrity of a company's business practices, in consultation with the internal controller, and to recommend appropriate courses of action.

          Under the Companies Law, a company's board of directors is also required to appoint an internal controller proposed by the Audit Committee. The role of the internal controller is to examine whether the company's actions comply with the law, and are carried out with integrity and in an orderly business manner. The internal controller may be an employee of the company, but may not be a holder of more than 5% of its shares, its general manager, a member of its board of directors, an officer, or a relative of any of the foregoing. In addition, the internal controller may not be the company's independent accountant or its representative.

COMMITTEES OF THE BOARD OF DIRECTORS

          The Companies Law mandates that all committees of the Board of Directors must include at least one External Director. In addition to the Audit Committee, our Board of Directors established an Options Committee, which was delegated the power to allocate stock options to our employees, officers and consultants, subject to the receipt of all approvals required in the event of the allocation of stock options to directors or controlling shareholders. The delegation of these powers to the Option Committee does not preclude the Board of Directors from exercising these powers.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Companies Law provides that an Israeli company cannot absolve an officer or director (hereinafter jointly referred to as "Officer") from liability with respect to a breach of his or her fiduciary duty, but may, under certain circumstances, absolve an Officer from liability with respect to a breach of its duty of care.

The Company's Articles of Association provide for indemnification of its Officers (including directors) to the fullest extent provided in the Israeli Companies Ordinance, 1983. In addition, the Company has obtained directors' and officers' liability insurance policy. The Companies Law (which replaced the Companies Ordinance in February 2000) provides that a company may not indemnify an Officer nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

          (i) a breach of fiduciary duties, unless the Officer acted in good faith and had reasonable basis to believe that the act would not prejudice the company;
          (ii) a breach of duties of care if such breach was committed intentionally or recklessly;
          (iii) an act or omission with the intent to unlawfully derive a personal benefit; or
          (iv)   a fine levied as a result of a criminal offense.

          The Companies Law allows the company's shareholders to include in its articles of association either of the following provisions:

          (i) a provision authorizing the company to grant in advance an undertaking to indemnify an Officer, providing the undertaking is limited to specified classes of events which the board of directors deem foreseeable at the time of grant and limited to an amount determined by the board to be reasonable under the circumstances; or
          (ii) a provision authorizing the company to retroactively indemnify an Officer.

          The Company may amend its Articles of Association to allow for indemnification and insurance to the fullest extent allowed by the Companies Law and to comply with one of the aforementioned alternatives.

          The Company's former practice was to enter into indemnification agreements with its Officers. Of the Company's current Officers, it has agreements only with Messrs. Ze'ev Kirshenboim and Jacob Engel.
          The Company's Audit Committee and Board of Directors resolved to indemnify its Officers, as well as the Officers of its subsidiaries, to the fullest extent permitted by applicable law with respect to:

          (i) a monetary obligation imposed on the Officer in favor of any person pursuant to a court judgment, a compromise judgment or an arbitration decision approved by a court, by reason of an act or omission by him on his capacity as an Officer;
          (ii) reasonable expenses, including legal expenses, attorney's fees and traveling expenses, actually incurred by the Officer or imposed on the Officer by court, in an action, suit or proceeding brought against him by or on behalf of the Company or by others, or in connection with a criminal action from which he was acquitted, in each case by reason of an act or omission of the Officer in his capacity as an Officer of the Company.

          The indemnification shall apply to any expense or obligation levied on the Officer in connection with an act or omission of the Officer or of the Company occurring prior to the date of the approval by the shareholders meeting, including, without limitation, the Company's representations in its prospectuses, the information included in the Company's financial statements, and the representations and undertakings relating to the merger transaction with Technology 80, Inc. In addition, the Company's board of directors may from time to time add occurrences with respect to which this indemnification shall apply. The maximum scope of the indemnification to the Officers as a group for a single claim or occurrence shall be US$ 500,000, in addition to reimbursements of expenses approved by the Company's audit committee. The Company's board of directors may increase the amount of indemnification if it deems such increase appropriate under special circumstances.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

COMPENSATION

          The following table sets forth certain information with respect to AGGREGATE annual compensation (including all benefits) to, or accrued for, certain of our directors and officers for the year 2002.

                           SUMMARY COMPENSATION TABLE
                           ANNUAL COMPENSATION - 2002

                                                                         SEVERANCE
                                                                            AND
     NAME AND                                                             VACATION     OTHER ANNUAL
     PRINCIPAL POSITION                                        SALARY    REDEMPTION    COMPENSATION
     ------------------------------------------------------    ------------------------------------
                                                                     U.S. Dollars in thousands
                                                               ------------------------------------
     Ze'ev Kirshenboim (1)................................       310         201            36
     Dorit Ringelstein ...................................        55           -            15
     Rick Carlson (2).....................................       108                        14
     All directors and officers as a group (3)............       649         201            82

-----------
(1) Not including compensation paid to Ilana Kirshenboim, Mr. Kirshenboim's spouse, whose gross annual salary during the year 2002 was U.S.$ 49 thousand.
(2)       Mr. Carlson left the Company on February 28, 2003.
(3)       Including compensation paid to Mr. Kirshenboim and Ms. Ringelstein.

          We have adopted several stock option plans pursuant to which our employees, as well as certain of our directors, officers and consultants from time to time are granted stock options. For a description of these plans, see
Item 10 hereinafter.

SHARE OWNERSHIP

          The following table sets forth, as of June 15, 2003, the number of Ordinary Shares beneficially owned by (i) each of the persons listed in the Compensation Table above and (iii) our directors and officers as a group.

                                                          NUMBER OF SHARES       PERCENTAGE OF OUTSTANDING
NAME OF BENEFICIAL OWNER                               BENEFICIALLY OWNED (1)           SHARE CAPITAL
---------------------------------------------------    ----------------------    -------------------------
Ze'ev Kirshenboim (2)..............................           610,500                       21.65%
Jacob Engel (3)....................................           639,750                       22.69%
All directors and officers as a group..............         1,251,500                       44.38%

-----------

(1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all Ordinary Shares shown as beneficially owned by them.
(2)       Includes 1,440 Ordinary Shares held by Mr. Kirshenboim's spouse.
(3) Includes 1,440 Ordinary Shares held by Mr. Engel's spouse and 27,750 Ordinary Shares held by Engel Europe Ltd., a publicly traded company on the Tel-Aviv Stock Exchange, under Mr. Engel's control. Mr. Engel may be deemed to beneficially own our Ordinary Shares held by Engel Europe Ltd. (formerly named Danbar Ltd.) by virtue of his controlling interest in Engel Europe Ltd.

          The following table sets forth, as of June 15, 2003, certain information regarding stock options to purchase our Ordinary Shares granted to
(i) each person or entity known by us to be the beneficial owner of more than 10% of the outstanding Ordinary Shares, (ii) our directors as a group and (iii) our officers (not including directors) as a group.

                                 TOTAL NUMBER OF
NAME OF OPTIONEE                     OPTIONS                   VESTED OPTIONS                       UNVESTED OPTIONS
-----------------------------    ---------------   ------------------------------------     ---------------------------------
                                                    AMOUNT       EXERCISE PRICE ($)         AMOUNT      EXERCISE PRICE ($)
                                                   -------   --------------------------     ---------------------------------
                                                              1.6-3       3-5      5-7                1.6-3     3-5      5-7
                                                             -------    ------    -----              ------   ------    -----
Ze'ev Kirshenboim (1).........       213,297       211,297   128,077    83,220        -      2,000        -    2,000        -
All directors as a group (2)..        27,050        15,050    10,050     5,000        -     12,000    2,000   10,000        -
All officers as a group (3)...        40,300         8,000     3,300         -    4,700     32,300   26,000        -    6,300
                                     -------       -------   -------    ------    -----     ------   ------   ------    -----
    TOTAL.....................       280,647       234,347   141,427    88,220    4,700     46,300   28,000   12,000    6,300

----------
      (1) Including 20,250 stock options granted to Mr. Kirshenboim's spouse.
      (2) Not including Mr. Kirshenboim.
      (3) Not including directors.

EMPLOYEES

          The following table sets forth the amount of full-time employees employed by us on December 31 of the years 2003, 2001, and 2000.

DECEMBER 31,    ACS-TECH80 LTD.(ISRAEL)    TECH80(USA)    ACS-TECH80 EUROPE BV
------------    -----------------------    -----------    --------------------
   2002                  50                     6                   1
   2001                  54                    19                   1
   2000                  66                    24                   -

          As of December 31, 2002, of our full-time employees, 20 were employed in production, 16 in research and development, 7 in marketing and sales, and 14 in administration. We believe that relations with our employees are satisfactory.

          Israeli law, as well as orders of the Israeli Ministry of Labor and Welfare, contain provisions regarding conditions of employment, including, among other things, the length of the work day, minimum wages, insurance for work-related accidents, the determination of severance pay, and adjustments of wages in accordance with inflation. We generally provide our employees with benefits and working conditions above the required minimum.

          Israeli law generally requires severance pay, which may be funded by Manager's Insurance ("Bituach Menahalim", which is described below) upon the retirement or death of an employee or termination without cause (as defined in the law). Our payments to Manager's Insurance for severance pay amount to approximately 8.33% of the wages paid during the employment period. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, as well as for national health insurance. The payments to the National Insurance Institute are equal to approximately 14.5% of wages (up to a specified amount), of which the employer contributes approximately 66% and the employee contributes 34%.

          A general practice followed by us until June 2000 with respect to our employees in Israel, although not legally required, is the contribution of funds on behalf of most of its employees to Manager's Insurance. This fund provides a combination of savings plans, insurance, and severance pay benefits to the employee, providing the employee with a lump sum payment upon retirement and securing severance pay for the employee, if legally entitled, upon the termination of employment. Each employee who participates in such plan contributes an amount of up to 5% of such employee's salary, and we contribute the equivalent of 13.3% to 15.8%, which includes the 8.33% for the severance pay mentioned above. In June 2000 we entered into a collective agreement with the local labor union and a certain social insurance corporation ("Mivtachim"), effective as of April 2000, pursuant to which all of our new production workers will be covered by policies similar to the Manager's Insurance issued by Mivtachim. Our contribution to such policies is similar to our contributions to Manager's Insurance. Employees that wish to replace their Manager's Insurance with the Mivtachim insurance may do so, subject to the approval of Mivtachim. As an additional benefit to most employees, we also contribute 5% to 7.5% of the employee's wages to "professional advancement" funds for managers, engineers and others, and such employees contribute an additional 2.5% of their wages to such fund.

          Effective July 1984, a Collective Agreement regarding the benefits which apply to employees in the Industries of Metal, Electricity, Electronics and Software was entered into by the Israeli Industrial Association, the Histadrut (the general labor union), and the representatives in the Histadrut of the employees of such industries, which agreement applies to us and most of our employees. We substantially comply with most of the requirements of such Collective Agreement, and have made adequate provision in our Financial Statements for those requirements with which we have not complied.

          The wages of most of our employees are linked to a certain percentage of the increase in the Israeli standard of living as determined by periodic agreements between the Histadrut and the Israeli government.

          We are dependent on the professional expertise of two employees, both of whom signed employment contracts: our CEO and one R&D engineer.

          As of January 1, 2000, Tech80 adopted a Savings Incentive Match Plan for Employees (SIMPLE). All its employees are eligible to participate. The plan allows employees to contribute annually up to $6,500 of eligible compensation and required company contributions of 3% and 2% of eligible compensation in 2002 and 2001 respectively.

          Our expenses for salaries and other remuneration in the years 2000 - 2002 were as follows:

    FISCAL YEAR      ACS - TECH 80 LTD.(1)               TECH80                     CONSOLIDATED
    -----------    -------------------------    -------------------------    -------------------------
                    Officers      Employees      Officers      Employees      Officers      Employees
                   ----------    -----------    ----------    -----------    ----------    -----------
                   U.S. Dollars in thousands    U.S. Dollars in thousands    U.S. Dollars in thousands
                   -------------------------    -------------------------    -------------------------
       2002           694           1,356           291           644            985           2,000
       2001           732           1,862           630          1,014          1,362          2,876
       2000           644           1,607           492          1,330          1,136          2,937

----------
(1) In 2001 and 2002 including one manager and one part-time employee of ACS-Tech80 Europe BV

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

          The following table sets forth, as of June 15, 2003, the number of Ordinary Shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares.

                                         NUMBER OF SHARES      PERCENTAGE OF OUTSTANDING
   NAME OF BENEFICIAL OWNER           BENEFICIALLY OWNED (1)          SHARE CAPITAL
   --------------------------------   ----------------------   -------------------------
   Ze'ev Kirshenboim (2)...........          610,500                     21.65%
   Jacob Engel (3).................          639,750                     22.69%
   Anwar Chitayat .................          203,400                      7.21%

----------

(1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all Ordinary Shares shown as beneficially owned by them.
(2)       Includes 1,440 Ordinary Shares held by Mr. Kirshenboim's spouse.
(3) Includes 1,440 Ordinary Shares held by Mr. Engel's spouse and 27,750 Ordinary Shares held by Engel Europe Ltd., a publicly traded company on the Tel-Aviv Stock Exchange, under Mr. Engel's control. Mr. Engel may be deemed to beneficially own our Ordinary Shares held by Engel Europe Ltd. by virtue of his controlling interest therein.

        In February 2000 A.C.S. 1998-Motion Control Ltd., a subsidiary, sold 96,200 of our Ordinary Shares, which it purchased during the years 1998 and 1999, to DS Provident Fund Ltd. In the year 2000 we purchased 24,800 of our Ordinary Shares on the market, pursuant to a buyback plan announced on June 2000.

RELATED PARTY TRANSACTIONS

          During the years ended December 31, 2002 and 2001, we recorded sales to Anorad and its European affiliate in the approximate amount of U.S. $ 711 thousand and U.S.$ 1,056 thousand, respectively. Until October 2001 Anorad was a holder of 5.1% of our share capital. Amir Chitayat, one of our directors until April 4, 1999, was President of Anorad until February 2000. We believe that the aforementioned transactions were on terms no less favorable than were available to us from unaffiliated third parties in arms' length transactions.

          The majority of our sales in North America are done by Tech80, which purchases our products at a discount of approximately 40% from their list price.

          Certain of our directors and officers were granted stock options to purchase our Ordinary Shares. For information regarding the amounts and exercise prices of such stock options, see "ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - SHARE OWNERSHIP."

          EMPLOYMENT AGREEMENTS

          As of October 10, 1999, we entered into an employment agreement with Mr. Kirshenboim for a period of 3 years ending December 31, 2002. During the employment period, Mr. Kirshenboim granted his services to us and to our subsidiaries. As compensation for his services, he received an annual gross salary of U.S. $280 thousand that was increased by 5% once every year, beginning on January 1, 2001. Mr. Kirshenboim has waived compensation of approximately U.S.$46 thousand and U.S.$26 thousand in 2002 and 2001, respectively, as part of our cost reduction plan. Mr. Kirshenboim was entitled to participate in our benefits plans for which he qualified. In addition, Mr. Kirshenboim was reimbursed for any expenses incurred in connection with his services to the Company. The Employment agreement contained confidentiality provisions with respect to information relating to our business and technology and, upon termination of his Employment Agreement, Mr. Kirshenboim is subject to certain non-compete provisions for a period of two years. Also, since we are highly dependent on the experience and know-how of Mr. Kirshenboim, he agreed to provide us with technical support for a period of two years after the termination of employment, to the extent that such support will minimize the damages we might suffer in his absence. During such period, we were to pay him the applicable annual salary. Pursuant to a Termination of Employment agreement dated December 31, 2002 between Mr. Kirshenboim and the Company, Mr. Kirshenboim waived all payments due to him from us regarding the monthly salary for technical support. The waiver applies only to the Company. The subsidiary - Tech 80, is still obligated to pay the monthly salary for technical support.

          In September 2000, our Board of Directors resolved that Mr. Kirshenboim's annual bonus will be up to 7.5% of our annual consolidated net income before taxes, notwithstanding any expenditures or deductions resulting from mergers or acquisitions.

          On December 31, 2002 the Employment Agreement was terminated and in January 2003 we entered into a new Management Agreement with Z.Z. Orav Ltd ("Orav")., which is a private company owned and controlled by Mr. Kirshenboim, whereby Orav will provide management services, all of which shall be provided on behalf of Orav by Mr. Kirshenboim. The Management Services shall consist of the performance of the function of Chief Executive Officer of the Company, until we resolve otherwise. The term of this Agreement commenced on January 1, 2003 and shall be in effect for a period of five 5 years thereafter. In consideration for rendering the Management Services Orav shall be entitled to a monthly management fee of US$ 29,639. The Management Fee shall be increased annually, every January, by the increase of the USA CPI. In any event of termination hereof, other than termination for a material breach by Orav of this Agreement, Orav shall make Mr. Kirshenboim available to the Company, for a period of additional 24 months following the termination hereof, for technical and managerial support, assistance and consulting at reasonable working hours, to the extent such support, assistance or consulting is required by us. Orav shall be entitled to receive from us a payment of a monthly fee equal to the higher of either the average monthly management fees it has received from us during the term hereof, or the last payment of the term that it has received. Orav shall receive the Conditional Fee during the 24 consecutive months following the termination, whether or not it is required by us to provide any support, assistance or consulting services and without regard to the scope of the services actually provided by Orav. The Management Agreement was approved by the Company's annual shareholders meeting.

     We entered into an employment agreement with Dorit Ringelstein, a director and our Vice President of Finance. The agreement will remain in effect for an indefinite period of time, and may be terminated by each party upon 90 days prior notice. For her services as our Vice President of Finance, Ms. Ringelstein's annual gross base salary will be NIS 290,000 (approximately $64,000). Ms. Ringelstein will also be entitled to customary benefit plans for which she is qualified. The agreement contains confidentiality provisions with respect to information relating to our business and technology and, upon the termination of her employment, Ms. Ringelstein will be subject to certain non-compete provisions for a period of twelve months. Ms. Ringelstein shall be entitled to an annual bonus, in cash and/or options and/or any other means of payment, based on recommendation and subject to the approval of our board of directors.

          Ms, Ilana Kirshenboim, Ze'ev Kirshenboim's spouse, is employed by us as Vice President of Human Resources and as our Corporate Secretary, at an annual base salary of U.S.$37 thousand.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS

        See "ITEM 18 - FINANCIAL STATEMENTS".

LEGAL PROCEEDINGS

          A former senior employee filed a claim against the Company for severance pay differences and other benefits he believes he is entitled in the amount of U.S.$ 357 thousand. The Company's management and its legal counsels are of the opinion that the Company has defenses against all the claims brought forth in the suit, most are backed by supporting documents. However, considering the early stages of the legal proceedings we cannot, at this stage, predict the outcome of such proceedings, and therefore no provision has been recorded.

          Other than the aforementioned proceeding, we are currently not involved in any legal or arbitration proceedings.

DIVIDEND POLICY

          We do not have any plans to pay dividends. Since the initial listing of our shares on the NASDAQ SmallCap(R) Market we have not distributed dividends.

ITEM 9. THE OFFER AND LISTING

          Our Ordinary Shares are traded in the United States on the Nasdaq SmallCap(R) Market under the symbol ACSEF.

          The following table sets forth the high and low sales prices of the Ordinary Shares for the periods specified.

                        PERIOD                  LOW          HIGH
            --------------------------         -----        ------
            LAST SIX MONTHS:
            May 2003                            1.52          1.93
            April 2003                          1.02           1.9
            March 2003                          1.02          1.52
            February 2003                        1.2          1.65
            January 2003                        1.57         2.249
            December 2002                      1.531         2.249

            LAST NINE QUARTERS:
            Q1 2003                             1.02         2.249
            Q4 2002                            1.531         2.249
            Q3 2002                              1.7         2.249
            Q2 2002                             2.05         2.620
            Q1 2002                            2.380         3.080
            Q4 2001                            2.210         2.890
            Q3 2001                            2.280         5.490
            Q2 2001                            3.438         5.300
            Q1 2001                            3.563         6.500

            SINCE IPO:
            2002                               1.531          3.08
            2001                               2.210         6.500
            2000                               3.190        12.125
            1999                               1.440         3.500
            1998                               1.380         4.500
            September-December 1997            4.120         8.120

          On June 17, 2003, the closing price of our Ordinary Share as quoted on NASDAQ was $1.37

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES ASSOCIATION

REGISTER

        Our registration number at the Israeli Registrar of Companies is 52-004313-4.

OBJECTS AND PURPOSES

        Pursuant to section 2 of our Memorandum of Association, our objects and purposes include, among other general objects and purposes, engaging in all aspects related to the development, manufacturing, marketing, importing and exporting of electronic systems and electronic devices of any kind.

DUTIES OF DIRECTORS AND OFFICERS

          The Israeli Companies Law codifies the duty of care and fiduciary duties of loyalty and good faith that an "Office Holder" has to a company. The duty of care requires the Office Holder to act with the same degree of care, which a reasonable Office Holder in the same position would have taken under the same circumstances.

          The Companies Law requires an Office Holder to promptly disclose any personal interest he or she may have in connection with any existing or proposed transaction by the company.

          Neither our Memorandum, the Articles of Association, nor the laws of the State of Israel require retirement or non-retirement of directors at a certain age, or share ownership for director's qualification, nor do they contain any restriction on directors' borrowing powers.

APPROVAL OF CERTAIN TRANSACTIONS

          The Companies Law requires approval by both the Audit Committee and the Board of Directors in the following transactions: (a) proposed transactions in which an Office Holder has a direct or indirect personal interest and which is outside the ordinary course of a company's business, or which is not in accordance with market conditions, or which may materially influence the earnings, assets, or liabilities of a company; (b) actions which may otherwise be deemed to constitute a breach of fiduciary duty of an Office Holder of a company; (c) terms of service of directors (including terms of their employment as officers of the company); and (d) indemnification of Office Holders. In matters referred to in (c) above, and in certain circumstances, the matters referred to in (a), (b), and (d) above, such transactions may also require shareholder approval (including, in certain cases, a specified percentage of disinterested shareholders).

          An Office Holder with an interest in any of the foregoing transactions, which are brought for approval by a company, may not be present at the Audit Committee and Board of Directors meetings where such transaction is being approved, and may not vote thereon. The vote required by the Audit Committee and the Board of Directors for approval of such transactions, in each case, is a majority of the directors who participated in that duly convened meeting. In cases where the approval of the Audit Committee is required such transactions, the Audit Committee may only approve such transactions if two External Directors were members of the committee and at least one of them was present at the meeting at which the transaction was approved.

          The Companies Law requires that an Office Holder promptly disclose any "personal interest" (including a personal interest of certain relatives or a corporation or entity in which the Office Holder or such relative is an interested party) that he may have, and all related material information known to him, in connection with any existing or proposed transaction by the company, and codifies the duty of care and fiduciary duties that an Office Holder has to the company. The company must approve such transactions as not being adverse to the best interests of the company, such approval to be in accordance with the Companies Law.

DUTIES OF SHAREHOLDERS

          The Companies Law imposes on the controlling shareholders of a public company certain disclosure requirements, similar to those imposed on Office Holders. A shareholder holding 25% or more of the voting rights in a company is deemed a controlling shareholder if no other shareholder owns more than 50% of the voting rights.

          In addition, a shareholder has a duty to act in good faith towards the company and the other shareholders and to refrain from abusing its power in the company. A shareholder must also refrain oppressing other shareholders.

DESCRIPTION OF OUR ORDINARY SHARES

          The following are summaries of certain provisions of our Memorandum of Association, our Articles of Association, and the Companies Law, do not purport to be complete.

          Under our amended Articles of Association our authorized share capital consists of 8,000,000 Ordinary Shares par value NIS 0.01, of which 2,820,001 Ordinary Shares are outstanding.

          All of our issued and outstanding shares are validly issued, fully paid, and non-assessable. The Ordinary Shares do not have preemptive rights.

          All Ordinary Shares shall entitle their holders to a proportionate amount of any cash or share dividend if declared by us. In the event of our winding up or liquidation, holder of Ordinary shares are entitled to the nominal paid up value of the shares and to share ratably in all assets remaining after the payment of liabilities. The Board of Directors may declare interim dividends and recommend a final annual dividend with respect to any fiscal year from profits available for cash dividends after statutory appropriation to capital reserves. Declaration of a final dividend requires shareholder approval at an ordinary meeting of shareholders, which may reduce, but not increase, such dividend from the amount proposed by the Board.

SHAREHOLDER MEETINGS

          Under the Companies Law, we are required to hold an annual meeting every year no later than fifteen months after the previous annual meeting. In addition, we are required to hold a special meeting:

          (1) at the direction of the Board of Directors;
          (2) if so requested by two directors or one fourth of the serving directors; or
          (3) upon the request of one or more shareholders who have at least 5% of the issued share capital and at least 1% of the voting rights or one or more shareholders who have at least 5% of the voting rights.

          If the Board of Directors receives a demand to convene a special meeting, it must publicly announce the scheduling of the meeting within 21 days after the demand was delivered. The meeting must then be held no later than 35 days after the notice was made public.

          The agenda at an annual meeting is determined by the Board of Directors. The agenda must also include proposals for which the convening of a special meeting was demanded, as well as any proposal requested by one or more shareholders who hold no less than 1% of the voting rights, as long as the proposal is one suitable for discussion at an annual meeting.

          The quorum required for a meeting of the shareholders of the Company consists of at least two shareholders of record, present in person or by proxy, together holding more than one third of the voting power of the outstanding shares with such voting powers. A shareholder meeting will be adjourned for a lack of a quorum if, after fifteen minutes from the time set for the meeting, or such longer time as the Chairman of the meeting shall determine, and in such a case, the meeting shall be adjourned until the third business day following the date of the original meeting at the same time and place, or any time fixed by the Chairman of the meeting. At such reconvened meeting, if a quorum is not present within one half-hour from the time designated for such adjourned meeting, the shareholder(s) present shall constitute a quorum.

          Holders of Ordinary Shares are entitled to one vote for each share held by them on all matters submitted to a shareholders' vote, subject to certain limitations and any special rights attaching to any other class of shares entitled to vote. An ordinary resolution (such as resolutions for the declaration of dividends and the appointment of auditors) requires approval of the holders of a majority of the voting power of the shares represented, in person or by proxy, at the meeting and voting thereon. A special resolution (such as resolutions amending the Memorandum or Articles of Association or regarding certain changes in capitalization, mergers, consolidations, winding up, authorization of a class of shares, and other changes as specified in our Articles of Association) requires approval of the holders of at least 75% of the voting power of the shares represented, in person or by proxy, at such meeting and voting thereon.

          Under the Companies Law, a notice of an annual meeting must be made public and delivered to every shareholder registered in the shareholders register at least 21 days before the meeting is convened. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than four days, before the date of the meeting. Under the Companies Law, a shareholder who intends to vote a meeting must demonstrate that he owns shares in accordance with the regulations. Under these regulations, a shareholder whose shares are registered with a member of a stock exchange (such as NASDAQ or the Tel Aviv Stock Exchange) must provide us with an authorization from such member regarding his ownership as of the record date.

RIGHT OF NON-ISRAELI SHAREHOLDERS TO VOTE

          Neither our Memorandum of Association, Articles of Association, nor the laws of the State of Israel restrict in any way the ownership or voting of our Ordinary Shares by nonresidents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

          The Ordinary Shares do not have cumulative voting rights in the election of directors. Thus, the holders of Ordinary Shares conferring more than 50% of the voting power have the power to elect all the Directors, to the exclusion of the remaining shareholders.

CHANGE OF CONTROL

          Under the Companies Law, a merger requires approval by the Board of Directors and by the shareholders of each of the merging companies. In approving a merger, the Board of Directors must determine that there is no reasonable expectation that, as a result of the merger, the merged company will not be able to meet its obligations to its creditors. Creditors may also seek a court order to enjoin or delay the merger if there is such an expectation that the merged company will not be able to meet its obligations to its creditors. A court may also issue other instructions for the protection of the creditors' rights in connection with a merger.

          Under the Companies Law, a control share acquisition of a public company is prohibited unless a special purchase offer is made to all shareholders, unless there exists a controlling shareholder prior to such acquisition. Such a special purchase offer requires, among other things, that the Board of Directors either recommend that shareholders participate in the purchase offer or state why it cannot do so.

EXCHANGE CONTROLS

          Pursuant to the Currency Control Law, 1978, and its regulations, as amended, non-residents of Israel are permitted to convert Israeli currency into freely repatriable U.S. Dollars or other non-Israeli currency and transfer such currency out of Israel, including converting dividends (if any) on the Ordinary Shares, and any amounts payable upon the dissolution, liquidation or winding up of our affairs, at the exchange rate prevailing at the time of conversion, provided that Israeli income tax has been paid or withheld with respect to such amounts to the extent applicable, or an exemption from such payment or withholding requirements has been obtained.

          Non-residents of Israel may freely hold and trade the Ordinary Shares. The ownership or voting of our securities by non-residents of Israel is not restricted in any way by our Memorandum of Association or Amended and Restated Articles of Association or by the laws of Israel, except with respect to transfer of shares to residents of countries which are in a state of war with Israel.

TAXATION

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          The discussion set forth below is intended only as a summary of the principal United States federal income tax consequences to a holder of our Ordinary Shares who is a United States person and does not purport to be a complete analysis of all potential tax consequences of owning our Ordinary Shares. Investors are advised to consult their tax advisors with respect to the tax consequences of their purchases, including the consequences under applicable state and local law and federal estate tax law, and the application of foreign laws or the effect of nonresident status on United States taxation. The summary of United States income tax laws set out below is based on the United States Internal Revenue Code, Treasury regulations, judicial decisions and published positions of the Internal Revenue Service as of the date hereof and is subject to any changes occurring after that sate in Unites States law or to the tax treaty between the United States and Israel.

          The full amounts must be included in the tax return without reduction for any Israeli income taxes withheld. United States persons generally may claim the amount of any Israeli income taxes withheld as either a deduction that reduces taxable income or as a dollar-for-dollar credit against federal income tax liability. Individuals who do not claim itemized deductions but instead utilize the standard deduction cannot claim the amount of the Israeli taxes withheld as a deduction from their gross income, but such amounts may be taken as a credit against the individual's federal income tax liability. The Internal Revenue Code sets forth complex limitations on the amount of the credit, which varies in application from taxpayer to taxpayer.

          For purposes of calculating the amount of allowable foreign tax credit, income from foreign sources is divided into several categories. With respect to each category, the maximum amount of credit allowable is the following product: the taxpayer's United States effective tax rate multiplied by his net foreign source income in the category. In the case of individuals, dividends in respect of Ordinary Shares will most likely be categorized as passive income. In general, under the Israel - US income tax treaty, taxes levied by Israel on gain from the sale of Ordinary Shares will be creditable for US Federal income tax purposes.

          Each shareholder should consult his or her tax advisor as to the availability of credits.

          Corporate holders of Ordinary Shares will not be eligible for deduction for dividends received in respect of an Ordinary Share.

          A "passive foreign investment company" (PFIC") is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The Company believes that it is not and has not been a PFIC for United States federal income tax purposes, and the Company expects that it will not become a PFIC. If the Company were to become a PFIC, then all U.S. shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company's income if a qualified electing fund election has been made; or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain excess distributions" (defined to include gain on the sale of Ordinary Shares).

          United States shareholders are also referred to "ISRAELI TAXATION - CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS" hereunder for a discussion of the Israeli taxes to which such shareholders may be subject.

ISRAELI TAXATION

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

          The following discussion represents a summary of certain Israeli tax laws affecting our U.S. shareholders that are reasonably anticipated to be material to such shareholder, all as in effect as of the date of this Report and all of which are subject to change, possibly on a retroactive basis. To the extent that the discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice, and does not cover all possible tax considerations.

          EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE ISRAELI AND U.S. FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN SUCH TAX LAWS.

          Israeli law generally imposes a capital gains tax on the sale of securities and any other capital assets. Effective until December 31, 2002, the tax rate applicable to companies was 36%,and the maximum tax rate for individuals was 50%. Effective January 1, 2003, the capital gains tax imposed upon the sale of capital assets acquired after that date has been reduced to 25%; capital gains accrued from assets acquired before January 1, 2003 are subject to a blended tax rate based on the relative periods of time before and after January 1, 2003 that the asset was held. These rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income, as amended (the "U.S.-Israel Tax Treaty")) is discussed below.

          Under existing regulations, as long as the Ordinary Shares are quoted through Nasdaq (or listed on a stock exchange recognized by the Israeli Ministry of Finance) and the Company continues to qualify as an Industrial Company under the Industry Encouragement Law, gains on the sale of the Ordinary Shares generally will be exempt from Israeli capital gains tax. This exemption does not apply, however, to a shareholder whose taxable income is determined pursuant to the Inflationary Adjustments Law, nor to a company or individual whose gains from selling or otherwise disposing of the Ordinary Shares are deemed "Business Income" (in which latter case, such gains will be subject to corporate tax or income tax, respectively). Although the Company intends to maintain such quotation (or listing) and qualification, there can be no assurance that this will be the case, and consequently, that exemption from Israeli capital gains tax will continue to apply. This applies to non-Israeli shareholders unless it is stated differently in a tax treaty between Israel and the shareholder's country of residence.

          Individuals who are non-residents of Israel are subject to a graduated income tax on income derived from sources in Israel, including passive income such as dividends, royalties and interest, as well as non-passive income from services provided in Israel. Dividend distributions, other than bonus shares (stock dividends), are subject to a 25% withholding tax (15% in the case of dividends distributed from taxable income derived from an Approved Enterprise), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The withheld tax is the final tax in Israel on dividends paid to non-residents. See "- U.S.-ISRAEL TAX TREATY" below.

          A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such dividend income, provided such income was such non-resident's only income in Israel and was not derived from a business conducted in Israel by the taxpayer.

          Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

          Israel currently has no estate or gift tax.

U.S.-ISRAEL TAX TREATY

          Pursuant to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty, which generally includes U.S. corporations, U.S. citizens and permanent residents who maintain a permanent home or habitual abode in the U.S. and who are not Israeli residents for Israeli tax purposes ("Treaty U.S. Resident"), will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident, being an individual, is present in Israel for periods aggregating 183 days or more during the fiscal year (in which case any gain on the sale, exchange or disposition of Ordinary Shares may be taxable in Israel), and unless such Treaty U.S. Resident, whether or not an individual, holds or is deemed to hold shares representing at least 10% of the voting power of the Company's stock at any time during the 12 month period prior to the sale, exchange or disposition of the shares, subject to certain conditions. The sale, exchange or disposition of Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company's stock at any time during such preceding 12 month period or who is present in Israel for 183 days or more during the taxable year, would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, if such gain is taxable by Israel because of ownership of 10% or more of the voting power of the Company, the gain would be treated as foreign source income for United States foreign tax credit purposes and such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. If the gain is taxable in Israel because the selling Treaty U.S. Resident is an individual who was present in Israel for 183 days or more during the taxable year, such United States foreign tax credit will only be available if the sale of the Ordinary Shares took place in Israel.

          Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends is 25%. Dividends of an Israeli company derived from income of an Approved Enterprise are subject to a 15% withholding tax under Israeli law. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax on dividends paid to a U.S. corporation owning 10% or more of an Israeli company's voting stock for, in general, the current and preceding tax years of the Israeli company provided such U.S. corporation meets certain limitations concerning the amount of its dividend and interest income. The lower 12.5% rate applies only on dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

DOCUMENTS ON DISPLAY

          We file annual and special reports and other information with the Securities and Exchange Commission ("SEC"). You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

          Our Ordinary Shares are quoted on the NASDAQ SmallCap(R) Market. You may inspect reports and other information concerning ACS - Tech 80 Ltd. at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market risk represents the risk of changes in value of financial instruments caused by fluctuations in interest rates, foreign exchange rates and equity prices. In order to evaluate the market risk the following should be noted:

      a) We have material long-term debt, in an amount approximately U.S.$ 2,614 thousand.
      b) Our accounts receivable are denominated in U.S. Dollars or linked to U.S. Dollars. Our trade payables in Israel are determined by, though not linked to, the U.S. Dollar.
      c) Our surplus cash is invested in short-term bank deposits mainly in U.S. Dollars.

        Except for labor expenses in Israel, which are in NIS, most of our expenses and substantially all of our revenues are denominated in U.S. Dollars or linked to U.S. Dollars. Therefore we do not engage in any hedging activity with respect to the NIS - US Dollar exchange rate. Our accounts receivable and suppliers in Israel are linked to the U.S. Dollar up to the point of sale or purchase. The risk of exchange losses in U.S. Dollars arises in the period between the point of sale or purchase and the actual payment. In the year 2001 the U.S. Dollar has been revalued compared to the NIS at the rate of 9.3% and in the year 2002 it has been revalued at the rate of 7.3%. The risk of exchange losses is primarily on balances in NIS. Our exposure relates primarily to the interest rate factor, which may impact our short-term investments and long-term debt.

INTEREST RATE RISK

        On December 31, 2002, we had cash and cash equivalents and short-term bank deposits in the amount of U.S.$ 2,644 thousand, approximately 80% of which was in U.S. Dollars, bearing an annual interest rate of between 0.8% and 1.3%, and 20% was in NIS, bearing an annual interest rate of 8.12% Due to the relatively short-term maturities of the Company's cash and deposits, an immediate 10% change in interest rates is not expected to have a material effect on the Company's near-term financial condition or results of operations.
        On December 31, 2002, we had long-term loans, all in U.S. Dollars, in the amount of U.S.$ 2,614 thousand, bearing an annual interest rate of 5.25%. The interest on the loans is calculated at 1% above the bank reference rate. Any change in the bank's reference rate will affect our interest expenses. A hypothetical 1% increase in the bank's reference rate will increase our interest expense by approximately U.S.$ 26 thousand per year.

        The table below provides information about our long-term debt obligations that is sensitive to changes in interest rates. The table presents principal cash flows (in thousands) and related weighted average interest rates by expected maturity dates.

                                               EXPECTED MATURITY DATE
                           -----------------------------------------------------------------------------
                            2003      2004     2005    2006    2007    THEREAFTER    TOTAL    FAIR VALUE
                           ------    ------    ----    ----    ----    ----------   -------   ----------
LONG-TERM DEBT
Variable Interest rate     $1,266    $1,348      -       -       -         -        $2,614      $2,614
Average Interest rate        5.25%     5.25%     -       -       -         -          5.25%       5.25%

ITEM 15. CONTROLS AND PROCEDURES

          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our president (our senior executive officer) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of the President and CFO. Based on the evaluation, our management, including the President and CFO, concluded that our disclosure controls and procedures were effective. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

                                    PART III

ITEM 18. FINANCIAL STATEMENTS

                                                                                                   PAGE
                                                                                                   ----
Reports of Independent Accountants...........................................................      F-2
Consolidated Balance Sheets as of December 31, 2001 and 2002.................................      F-3
Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002...      F-5
Statement of Changes in Shareholders' Equity for the years ended December 31, 2000, 2001, and
2002.........................................................................................      F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001, and 2002..      F-7
Notes to the Consolidated Financial Statements...............................................      F-10

ITEM 19. EXHIBITS

EXHIBIT NO.
-----------
3.1       Memorandum of Association (1).
3.2       Amended Articles of Association (1).
4.2       Specimen Ordinary Share Certificate (1).
8         List of Subsidiaries (3).
10.1      Employment Agreement between the Registrant and Mr. Ze'ev Kirshenboim
          (2).
10.3      Form of Officers' and Director's Indemnification Agreement (1).
10.4      1997 Stock Option Plan, as amended, dated August 22, 1997 (1).
10.8      Writs of Approval from the Israeli Ministry of Industry and Trade approving government grants to the Company for 1996, 1995 and 1994 (1).
10.9      1998 Stock Option Plan (2).
10.10     Merger Agreement with Technology 80, Inc. (2).
10.11     ACS - Tech 80 2001 Stock Option Plan (3).
10.12     Termination of Employment Agreement between the registrant and Ze'ev Kirshenboim.
10.13     Management Agreement between the registrant and Z.Z. ORAV Ltd., a company under the control of Mr. Ze'ev Kirshenboim.
12.1      Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the
          Sarbanes-Oxley Act of 2002.
12.2      Consent of Independent Public Accountants.

-----------
    (1) Incorporated herein by reference to the corresponding numbered exhibits filed with our Registration Statement (Registration No. 333-6810) on Form F-1, as amended, and declared effective under the Securities Act of 1933, as amended, by the Securities and Exchange Commission on September 24, 1997.
    (2) Incorporated herein by reference to the corresponding numbered exhibits filed with our Annual Report on Form 20-F for the fiscal year ended December 31, 1999.
    (3) Incorporated herein by reference to the corresponding numbered exhibits filed with our Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

                                   SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 25, 2003


                               ACS - TECH 80 LTD.

                          BY: /s/ ZE'EV KIRSHENBOIM
                             -----------------------
                                ZE'EV KIRSHENBOIM
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

     CERTIFICATION BY CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE
                           SARBANES-OXLEY ACT OF 2002

I, Ze'ev Kirshenboim certify that:

1. I have reviewed this Annual Report on Form 20-F of ACS-Tech 80 Ltd. (the "REGISTRANT");

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the a Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

     b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "EVALUATION DATE"); and

     c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely a affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


By:      /s/ ZE'V KIRSHENBOIM
     ----------------------------
           Ze'ev Kirshenboim
        Chief Executive Officer

Date: June 25, 2003

     CERTIFICATION BY CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE
                           SARBANES-OXLEY ACT OF 2002

I, Dorit Ringelstein, certify that:

1. I have reviewed this Annual Report on Form 20-F of ACS-Tech 80 Ltd. (the "REGISTRANT");

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the a Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

     b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "EVALUATION DATE"); and

     c) presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely a affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


By:             /s/ DORIT RINGELSTEIN
     ------------------------------------------
                  Dorit Ringelstein
        Corporate Vice President for Finance

Date: June 25, 2003

                               ACS - TECH 80 LTD.
                            (AN ISRAELI CORPORATION)

                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                                   PAGE
                                                                                  ------
Report of Independent Accountants                                                  F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2001 and 2002                       F-3

Consolidated Statements of Operations for the years ended
 December 31, 2000, 2001 and 2002                                                  F-5

Consolidated Statements of Changes in Shareholders' Equity for the years ended
 December 31, 2000, 2001 and 2002                                                  F-6

Consolidated Statements of Cash Flows for the years ended
 December 31, 2000, 2001 and 2002                                                  F-7

Notes to the Consolidated Financial Statements                                     F-10

Appendix                                                                           F-49

                                      - - -

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ACS - TECH 80 LTD.

We have audited the accompanying consolidated balance sheets of ACS - Tech 80 Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2001, and the related statements of operations, shareholders' equity and cash flows for the three years ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiaries whose assets constitute 24% and 27% of the total consolidated assets as of December 31, 2002 and 2001, respectively, and whose revenues constitute 38%, 41% and 42% of the total consolidated revenues for the years ended December 31, 2002, 2001 and 2000 respectively. The financial statements of these subsidiaries were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, are based solely on the said reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel (Israeli GAAP).

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and shareholders' equity as of December 31, 2002 and 2001, to the extent summarized in Note 19 to the consolidated financial statements.

/s/ SOMEKH CHAIKIN
SOMEKH CHAIKIN
CERTIFIED PUBLIC ACCOUNTANTS (ISR.)
A MEMBER FIRM OF KPMG INTERNATIONAL

Haifa, June 26, 2003

                                                                  Lurie Besikof
                                                                  Lapidus
                                                                  & Company, LLP

INDEPENDENT
AUDITOR'S
REPORT

ACS Tech80 Ltd.
Technology 80 Inc. and Subsidiary d/b/a
ACS-TECH80 INC. Maple Grove, Minnesota

We have audited the accompanying consolidated balance sheets of Technology 80 Inc. and Subsidiary d/b/a ACS-TECH80 INC., a wholly-owned subsidiary of ACS Tech80, Ltd., as of December 31, 2002 and 2001, and the related consolidated statements of operations and accumulated deficit and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Technology 80 Inc. and Subsidiary d/b/a ACS-TECH80 INC. as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

                                By:   /s/ Lurie Besikof Lapidus & Company, LLP
                               -------------------------------------------------
                                    LURIE BESIKOF LAPIDUS & COMPANY, LLP

                                    January 30, 2003



                                      F-2.1

                                                          ACS Tech80 Europe B.V.
                                                              (A Dutch Company)
REPORT OF INDEPENDENT ACCOUNTANTS
TO THE SHAREHOLDERS OF ACS- TECH80 EUROPE B.V.

We have audited the accompanying balance sheets of ACS-Tech80 Europe B.V. ("the Company") as of December 31, 2002 and 2001, and the related statements of operations, shareholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurances that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, the results of its operations, changes in shareholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles in Holland (Dutch GAAP). As applicable to these financial statements, Dutch GAAP are substantially similar to generally accepted accounting principles in the United States (U.S. GAAP).

By:      /s/ P.J. Troost
--------------------------------------
             P.J. TROOST
CERTIFIED PUBLIC ACCOUNTANTS (HOLLAND).

June 5 , 2003

                                      F-2.2

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                            DECEMBER 31,
                                                    ----------------------------
                                                        2002            2001
                                                    -------------  -------------
                                                     U.S. DOLLARS IN THOUSANDS
                                                    ----------------------------
ASSETS
CURRENT ASSETS

Cash and cash equivalents (Notes 2c and 3)                 1,548            863
Short-term bank deposits (Note 4)                          1,096          1,026
Accounts receivable (Note 15):
  Trade                                                    1,439          1,433
  Other                                                      437            507
Inventories (Notes 2d and 5)                               2,276          3,484
                                                    -------------  -------------
TOTAL CURRENT ASSETS                                       6,796          7,313
                                                    -------------  -------------

LONG-TERM ASSETS

Deferred income taxes (Notes 2j and 13b)                     279            516
Other investment (Notes 2a and 6)                          1,218          1,218
Prepaid expenses                                              23             42
                                                    -------------  -------------
TOTAL LONG-TERM ASSETS                                     1,520          1,776
                                                    -------------  -------------

PROPERTY AND EQUIPMENT (NOTES 2E AND 7)

Cost                                                       3,347          3,349
Less - accumulated depreciation                            1,782          1,445
                                                    -------------  -------------
                                                           1,565          1,904
                                                    -------------  -------------

OTHER ASSETS (NOTE 8)

Noncompete agreements                                          -            113
                                                    -------------  -------------

                                                           9,881         11,106
                                                    =============  =============


    By:   /s/  Dorit Ringelstein               By:   /s/  Ze'ev Kirshenboim
--------------------------------------    --------------------------------------
         DORIT RINGELSTEIN                            ZE'EV KIRSHENBOIM
Vice President of Finance and Director     Chief Executive Officer and Director

Date of approval: June 26, 2003

The accompanying notes are an integral part of the financial statements.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                      DECEMBER 31,
                                                             ----------------------------
                                                                   2002          2001
                                                             -------------  -------------
                                                               U.S. DOLLARS IN THOUSANDS
                                                             ----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long-term loans                               1,266            857
Accounts payable and accruals (Note 15b):
  Trade                                                               612            633
  Other                                                               761            833
                                                             -------------  -------------
TOTAL CURRENT LIABILITIES                                           2,639          2,323
                                                             -------------  -------------

LONG-TERM LIABILITIES
Long-term loans, net of current maturities (Note 9)                 1,348          2,594
Accrued severance pay, net (Note 10)                                  259            353
                                                             -------------  -------------
TOTAL LONG-TERM LIABILITIES                                         1,607          2,947
                                                             -------------  -------------

CONTINGENT LIABILITIES, LIENS AND COMMITMENTS (NOTE 11)

SHAREHOLDERS' EQUITY (Note 12)
Share capital - Ordinary Shares of NIS 0.01 par value
  (Authorized: 8,000,000; Issued and outstanding:
    December 31, 2002 and 2001 - 2,820,001)                             9              9
    Treasury stock (December 31, 2002 and 2001 - 24,801)             (346)          (346)
    Share premium                                                   5,530          5,530
    Proceeds from issuance of stock options (Note 12b)                  1              1
    Capital reserve                                                    28             28
    Retained earnings                                                 413            614
                                                             -------------  -------------
                                                                    5,635          5,836
                                                             -------------  -------------
                                                                    9,881         11,106
                                                             =============  =============

The accompanying notes are an integral part of the financial statements.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                                            YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------------------
                                                                    2002             2001             2000
                                                             ----------------  ----------------  ----------------
                                                               U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                             ----------------------------------------------------
Revenues (Notes 2g, 11a(3) and 16a)                                    7,907             8,717            16,545
Cost of revenues (Note 16b)                                            4,045             4,034             7,260
                                                             ----------------  ----------------  ----------------

Gross profit                                                           3,862             4,683             9,285
                                                             ----------------  ----------------  ----------------
Research and development costs (Note 2h)
Costs incurred                                                         1,664             2,604             2,272
Less-grants received                                                    (459)             (447)             (345)
                                                             ----------------  ----------------  ----------------

Net research and development costs                                     1,205             2,157             1,927
Selling, general and administrative
 expenses, net (Note 16c)                                              3,011             3,527             3,419
Write off and amortization of goodwill (Note 8a)                           -             3,090               352
                                                             ----------------  ----------------  ----------------

Total operating costs                                                  4,216             8,774             5,698
                                                             ----------------  ----------------  ----------------

Operating income (loss)                                                 (354)           (4,091)            3,587
Financing expenses, net (Note 16d)                                      (154)             (324)             (368)
Other income (expenses) (Note 16e)                                         4                15                (3)
                                                             ----------------  ----------------  ----------------

Income (loss) before taxes on income                                    (504)           (4,400)            3,216
Taxes on income, net (Notes 13c and 13d)                                 303               546              (123)
                                                             ----------------  ----------------  ----------------

Income (loss) before equity in net loss of held company                 (201)           (3,854)            3,093
Equity in net loss of held company (Note 6)                                -                 -              (171)
                                                             ----------------  ----------------  ----------------

Net income (loss)                                                       (201)           (3,854)            2,922
                                                             ================  ================  ================

Earnings (loss) per Ordinary Share (NIS 0.01 par value),
 basic and diluted in U.S. dollars (Note 16f)                          (0.07)            (1.33)             0.91
                                                             ================  ================  ================

Weighted average number of Ordinary Shares, basic and
 diluted outstanding - in thousands (Note 16f)                         2,795             2,871             3,261
                                                             ================  ================  ================

The accompanying notes are an integral part of the financial statements.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                          PROCEEDS
                                   SHARE CAPITAL                            FROM
                               ----------------------                     ISSUANCE
                                  NO. OF              TREASURY    SHARE   OF STOCK   CAPITAL   RETAINED
                                SHARES (*)   AMOUNT     STOCK    PREMIUM   OPTIONS   RESERVE   EARNINGS    TOTAL
                               ------------ --------- --------- --------- --------- --------- ---------- ---------
                                                        U.S. DOLLARS IN THOUSANDS, EXCEPT NO. OF SHARES
                               -----------------------------------------------------------------------------------
BALANCE AT
 JANUARY 1, 2000                 2,723,800         9      (204)    5,214         1         -      1,546     6,566

Changes during 2000:
Net income                               -         -         -         -         -         -      2,922     2,922
Options granted to advisors              -         -         -         -         -        28          -        28
Sale of the Company's
  shares by a subsidiary
  company                           96,200         -       204       166         -         -          -       370
Acquisition of the
  Company's Shares by the
  Company                          (24,800)        -      (196)        -         -         -          -      (196)
                               ------------ --------- --------- --------- --------- --------- ---------- ---------

BALANCE AT
 DECEMBER 31, 2000               2,795,200         9      (196)    5,380         1        28      4,468     9,690

Net loss                                 -         -         -         -         -         -     (3,854)   (3,854)
Share capital issuance                   1         -         -       150         -         -          -       150
Acquisition of the
  Company's shares by the
  Company                               (1)        -      (150)        -         -         -          -      (150)
                               ------------ --------- --------- --------- --------- --------- ---------- ---------

BALANCE AT
 DECEMBER 31, 2001               2,795,200         9      (346)    5,530         1        28        614     5,836

Net loss                                 -         -        -         -          -         -       (201)     (201)
                               ------------ --------- --------- --------- --------- --------- ---------- ---------

BALANCE AT
 DECEMBER 31, 2002               2,795,200         9      (346)    5,530         1        28       413      5,635
                               ============ ========= ========= ========= ========= ========= ========== =========

(*)  Net of Treasury Stock.

The accompanying notes are an integral part of the financial statements.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                             YEAR ENDED DECEMBER 31,
                                                       ----------------------------------
                                                          2002        2001        2000
                                                       ----------  ----------  ----------
                                                            U.S. DOLLARS IN THOUSANDS
                                                       ----------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                           (201)     (3,854)      2,922
                                                       ----------  ----------  ----------
Equity in net loss of held company                             -           -         171
Capital loss (gain)                                           (1)          5        (141)
Depreciation and amortization                                542         474         449
Decrease (increase) in deferred tax assets, net              238        (467)        (18)
Increase (decrease) in accrued severance pay, net              3         (27)         72
Options granted to advisors                                    -           -          28
Write off and amortization of goodwill                         -       3,090         352
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
 Trade                                                        (6)      1,999      (1,361)
 Other                                                        69          19         (55)
Increase (decrease) in accounts payable and accruals:
 Trade                                                       (23)       (520)        310
 Other                                                      (169)       (412)        616
Decrease (increase) in inventories                         1,208         368      (1,445)
                                                       ----------  ----------  ----------
Total adjustments                                          1,861       4,529      (1,022)
                                                       ----------  ----------  ----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                  1,660         675       1,900
                                                       ----------  ----------  ----------

The accompanying notes are an integral part of the financial statements.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                             YEAR ENDED DECEMBER 31,
                                                       ----------------------------------
                                                          2002        2001        2000
                                                       ----------  ----------  ----------
                                                            U.S. DOLLARS IN THOUSANDS
                                                       ----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                          (131)       (603)       (673)
Investment in short-term bank deposits, net                  (70)        132         (70)
Convertible loan to held company                               -        (375)          -
Prepaid expenses                                              19          13         (55)
Proceeds from sale of property and equipment                  44          15          23
Decrease in cash restricted for stock redemption               -           -         342
                                                       ----------  ----------  ----------
NET CASH USED IN INVESTING ACTIVITIES                       (138)       (818)       (433)
                                                       ----------  ----------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loans                                (857)       (860)     (2,327)
Proceeds from long-term loans                                 20           -       1,600
Proceeds from sale of treasury stock                           -           -         370
Purchase of treasury stock                                     -           -        (196)
Payment to subsidiary's former shareholders after
 the acquisition                                               -           -        (269)
                                                       ----------  ----------  ----------
NET CASH USED IN FINANCING ACTIVITIES                       (837)       (860)       (822)
                                                       ----------  ----------  ----------
Net increase (decrease) in cash and cash equivalents         685      (1,003)        645
Balance of cash and cash equivalents
 at beginning of year                                        863       1,866       1,221
                                                       ----------  ----------  ----------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR        1,548         863       1,866
                                                       ==========  ==========  ==========

The accompanying notes are an integral part of the financial statements.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                             YEAR ENDED DECEMBER 31,
                                                       ----------------------------------
                                                          2002        2001        2000
                                                       ----------  ----------  ----------
                                                            U.S. DOLLARS IN THOUSANDS
                                                       ----------------------------------
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION -
Cash paid (received) during the period for:

Interest paid (received), net                                174        (197)        485
                                                       ==========  ==========  ==========
Income taxes received, net                                  (572)        (91)        (86)
                                                       ==========  ==========  ==========

SUPPLEMENTAL SCHEDULE OF NON-CASH TRANSACTIONS:
Purchase of property and equipment                            14          33           -
                                                       ==========  ==========  ==========

Treasury stock issued to a subsidiary                          -         150           -
                                                       ==========  ==========  ==========

Convertible loan to held company
 converted into investment in capital shares                 375           -           -
                                                       ==========  ==========  ==========

The accompanying notes are an integral part of the financial statements.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 1 - GENERAL

     ACS - Tech 80 Ltd. ("the Company") is an Israeli corporation. The Company combines proprietary software and advanced electronics, in the development and production of universal, fully-digital motion control products. These motion control products provide automated systems with the ability to move accurately, quickly and in accordance with the needs of a specific application. The Company's motion control products are utilized in advanced industrial applications, medical scanning and imaging systems, semi-conductor manufacturing equipment, electronic testing and inspection stations, and high quality printing machinery.

     The Company's shares are registered with the Securities and Exchange Commission in the United States and its shares are traded on the NASDAQ.

     In November 1998, the Company established a subsidiary Company "ACS 1998 - Motion Control Ltd.".

     On September 30, 1999, the Company completed the acquisition of Technology 80, Inc. ("Tech80"). Tech80, located in Minneapolis, is a developer and manufacturer of motion control products that are complementary to the products of the Company. The Company believes the acquisition of Tech80 provides it access to the North American market.

     In March 2001 the Company changed its name from "ACS Electronics Limited." to "ACS - Tech 80 Ltd.".

     In March 2001 the Company established a subsidiary company in the Netherlands, named ACS - Tech 80 Europe BV. ("ACS - Europe") The purpose of the subsidiary is to support the growing business activities with a major customer and to promote the Company's European presence and operations.

     In February 2002 the R&D activities of Tech80 were combined with the Company's R&D activities at the Israeli facility.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The financial statements are prepared in accordance with accounting principles generally accepted in Israel (Israeli GAAP). Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations and shareholders' equity, to the extent summarized in Note 19 to the consolidated financial statements.

     The significant accounting policies, applied on a consistent basis, are as follows:

     a.   GENERAL

          (1)  FUNCTIONAL AND REPORTING CURRENCY

               The Company's sales are denominated in currencies other than the New Israeli Shekel, primarily the U.S. dollar or linked thereto (see Notes 15 and 16b), as are most of the Company's purchases of materials and components. Therefore, the Company's functional and reporting currency is the U.S. dollar ("dollar").
               Monetary balances in currencies other than the U.S. dollar are remeasured into dollars using year-end exchange rates. Gains and losses are recorded in the statement of operations.
               Transactions denominated in currencies other than the U.S. dollar are recorded based on the exchange rate at the time of the transaction.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     a.   GENERAL (CONT'D)

          (2)  DEFINITIONS

               1. SUBSIDIARY COMPANIES - Companies whose financial statements are consolidated entirely in the Company's consolidated Financial Statements.

               2. HELD COMPANIES - Companies in which the Company has significant influence and which are accounted for by the equity method but which are not considered subsidiary companies.

               3.   OTHER COMPANIES - Companies which are presented at cost.

               4. RELATED PARTIES - As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel (ICPAI), are:

                    a. Parties, one of which, directly or indirectly (1) owns 10% or more of the issued share capital of the other party, or of its voting rights or of its rights to appoint its directors, or (2) has the right to appoint its Chief Executive Officer, or (3) acts as its director or CEO.

                    b. Any corporate body which a party mentioned in (a) above, owns 25% or more of its share capital, or of its voting rights or of the rights to appoint its directors.

                    c. Spouses and minor children of parties mentioned in (a) above.

               5. INTERESTED PARTIES - as defined in Section I of the Israeli Securities Law:

                    a. The holder of 5% or more of the issued share capital or of the voting rights of a company, a person who has the right to appoint one or more directors of the Company or its Chief Executive Officer, a person serving as CEO or as a director, an entity in which a person as described above holds 25% or more of its issued share capital or of its voting rights, or has the right to appoint 25% or more of its directors.

                    b. A subsidiary of a company, other than a nominee company.

                    As applicable to the Company, related parties and interested parties as described above would constitute all related parties under U.S. GAAP as well.

               6. CONTROLLING SHAREHOLDERS - as defined in the regulations of the Israeli Securities and Exchange Commission (Presentation of Transactions between Corporation and its Controlling Shareholders in the Financial Statements - 1996).

               7. CPI - The Israeli Consumer Price Index as published by the Central Bureau of Statistics.

          (3)  THE CONSOLIDATED FINANCIAL STATEMENTS

               1. The consolidated financial statements include the consolidation of subsidiaries controlled by the Company.

               2. The list of subsidiaries whose financial statement have been consolidated and the percentage of holding conferring voting rights as well as holdings conferring equity rights are presented in the appendix to the financial statements.

               3. The consolidation process was based on the data and amounts in the financial statements of the subsidiaries.

               4. Transactions and balances between the Company and the subsidiaries were eliminated upon consolidation.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

          (4)  OTHER INVESTMENT

               The Company's investment in a held company is presented at cost. See note 6.

     b.   FINANCIAL INSTRUMENTS

          The fair values of financial instruments (current assets, other than inventory and prepaid expenses, current liabilities and long-term liabilities) are principally determined by management based upon the present value of the expected cash flows from their realization or realization of the collateral required against them, which do not materially differ from their carrying value. The collateral required by the Company against financial instruments is based upon management's evaluation of the counter-party on a case-by-case basis.

     c.   CASH EQUIVALENTS

          Cash equivalents include bank deposits with a maturity date of three months or less when deposited.

     d.   INVENTORIES

          Inventories are valued at the lower of cost and market. Cost is determined on the basis of first-in, first-out for raw materials and packaging materials, and on the basis of production cost for work in process and finished goods.

     e.   PROPERTY AND EQUIPMENT

          Assets are stated at cost.
          The assets are depreciated by the straight-line method, on the basis of their estimated useful life. Annual rates of depreciation are as follows:

                                                      %
                                                  ---------
          Computers and equipment                  10 - 33
          Office furniture and equipment            6 - 20
          Vehicles                                 15 - 25
          Leasehold improvements                      10

          Leasehold improvements are depreciated throughout the leasing period which does not exceed the estimated economic life of the asset.

     f.   OTHER ASSET

          Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired is amortized on a straight-line basis over its estimated useful life of 10 years. Noncompete agreements are amortized on a straight-line basis over three years.

     g.   REVENUE RECOGNITION

          Revenue from the sale of products is recognized upon shipment to the customer. The Company only recognizes revenue when the collection of the related receivable is probable.

          The Company establishes an allowance for warranty based on management's estimate.

     h.   RESEARCH AND DEVELOPMENT COSTS, NET

          Research and development costs, net of related government participation from the Chief Scientist, are charged to the Statement of Operations as incurred. Government participation from the Chief Scientist is recorded on an accrual basis.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     i.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is estimated by management based on current information regarding each customer.

     j.   DEFERRED INCOME TAXES

          Deferred income taxes are provided for the differences between the tax and the accounting basis of assets and liabilities based on the tax rates anticipated at the time the deferred taxes will be utilized or realized. In accordance with Israeli GAAP, valuation allowances in respect of deferred tax assets are provided when it is not probable that all or part of the deferred tax assets will be realized. The recognition of deferred tax assets by the Company under Israeli GAAP is not materially different from U.S. GAAP recognition requirement.

     k.   USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

     l.   EARNINGS PER SHARE

          The earnings per share are computed in accordance with Opinion No. 55 of the Institute. In computing primary earnings per share, consideration is given to whether there is a reasonable chance of conversion or realization of convertible securities in accordance with the test prescribed by the Opinion.
          The computation of diluted earnings per share takes into account convertible securities issued by the Company that were not included in the calculation of primary earnings per share, provided that their conversion or realization does not result in an increase in earnings per share (anti-dilutive effect).

     m.   TREASURY STOCK

          Company shares held by subsidiaries or by the Company are presented as a reduction of "shareholders' equity", at their cost to the Company or the subsidiaries.

     n.   EMPLOYEE STOCK OPTIONS

          The Company applies APB-25 in its financial statements. Therefore, the compensation expense for stock options granted is recognized by the Company if the exercise price of the option granted is lower than the quoted / fair market value of the Company's shares at the day of granting. Stock options to other than employees are accounted for according to EITF 96-18.

     o.   EFFECT OF NEW ACCOUNTING STANDARDS NOT YET IMPLEMENTED

     1. In July 2001, the Israel Accounting Standards Board ("The Board") published the following two Standards:

          (a) Accounting Standard No. 12 - Discontinuance of Adjustment of Financial Statements. Pursuant to this standard, the adjustment of financial statements was to have been discontinued as of January 1, 2003. In December, 2002, the Israel Accounting Standards Board published Standard No. 17 which postponed the implementation of Standard No. 12 until January 1, 2004. Therefore, the adjustment of the financial statements will be discontinued as of January 1, 2004.
               The adoption of this standard will not have a significant effect on the financial statements.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     o.   EFFECT OF NEW ACCOUNTING STANDARDS NOT YET IMPLEMENTED (CONT'D)

          (b) Accounting Standard No.13 - Effect of Changes in the Rates of Exchange of Foreign Currency. This standard deals with translation of transactions in foreign currency and translation of financial statements of outside activities for the purpose of their inclusion in the financial statements of the reporting entity, and supersedes the provisions of Clarifications 8 and 9 to Opinion 36 which will be discontinued upon the entry into effect of Accounting Standard No. 12 described above.
               The adoption of this standard will not have a significant effect on the financial statements.

     2. In February 2003, the Board published Accounting Standard No. 15 - Decline in the Value of Assets. The standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the standard provides rules for presentation and disclosure with respect to assets whose value has declined.

          The Standard applies to financial statements for periods beginning January 1, 2003. The standard provides that in most cases the transition will be effected by means of the "from here on" method, however a loss from a decline in value of an asset, in the amount of the difference between the book value on the commencement date of the standard and the recoverable amount as at that date, shall be charged to the statement of operations in the category "cumulative effect as at beginning of the year of change in accounting method" if and only if, the said loss was not recognized in the past solely due to the fact that the net non-discounted future cash flows were greater than the book value.
          Management believes that adoption of this Standard will not have a significant effect on the financial statements.

NOTE 3 - CASH AND CASH EQUIVALENTS

                                                     DECEMBER 31,                DECEMBER 31,
                                            --------------------------- ---------------------------
                                                 2002         2001           2002         2001
                                            ------------- ------------- ------------- -------------
                                                         %               U.S. DOLLARS IN THOUSANDS
                                            --------------------------- ---------------------------
                                                  INTEREST RATE AT
                                            ---------------------------
     CASH
     Denominated in New Israeli Shekels                                           49           136
     Denominated in U.S. dollar                  0.8           0.8               192           264
     SHORT-TERM BANK DEPOSITS
     Denominated in New Israeli Shekels         8.12            2                442           102
     Denominated in U.S. dollar                0.8 - 1       1 - 1.5             865           361
                                                                        ------------- -------------
                                                                               1,548           863
                                                                        ============= =============

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 4 - SHORT-TERM BANK DEPOSITS

                                                INTEREST RATE AT
                                          ---------------------------
                                                   DECEMBER 31,                DECEMBER 31,
                                          --------------------------- ---------------------------
                                               2002         2001           2002         2001
                                          ------------- ------------- ------------- -------------
                                                       %               U.S. DOLLARS IN THOUSANDS
                                          --------------------------- ---------------------------
     IN BANKS
     Denominated in U.S. dollars *                 1.3           1.9         1,018         1,026
     Denominated in Euro                          0.25                          78             -
                                                                      ------------- -------------

                                                                             1,096         1,026
                                                                      ============= =============

     * See Note 9(a).

NOTE 5 - INVENTORIES

                                                      DECEMBER 31,
                                             ---------------------------
                                                  2002          2001
                                             ------------- -------------
                                              U.S. DOLLARS IN THOUSANDS
                                             ---------------------------
     Raw and packaging materials                    1,205         1,802
     Products in process                              511         1,052
     Finished goods                                   371           630
     Advance payment for raw materials                189             -
                                             ------------- -------------
                                                    2,276         3,484
                                             ============= =============

     During 2002, the Company and Tech 80 recorded an inventory write off of U.S.$466 thousand which is included in cost of revenues. The Company write off includes U.S.$ 270 thousand in respect of slow-moving items, consisting of U.S.$ 220 thousand of raw materials and U.S.$ 50 thousand of products in process. Tech 80 determined that the demand for one of its products had declined, and based on this assessment, recorded a write off of U.S.$ 127 thousand of raw materials and U.S.$ 69 thousand of finished goods.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 6 - OTHER INVESTMENT

     An investment in "Netzer Precision Motion Sensors Ltd."

                                                                 U.S. DOLLARS IN
                                                                    THOUSANDS
                                                                 ---------------
     Cost of shares                                                       1,475
     Equity in net loss and amortization of goodwill                       (397)
     Gain on issuance of shares to third party                              140
                                                                 ---------------

     Balance as of December 31, 2002                                      1,218
                                                                 ===============

          In 1998, the Company entered into an agreement to invest the sum of U.S.$ 1,100 thousand in consideration for 20% of the shares of "Netzer Precision Motion Sensors Ltd.," ("Netzer") a private company established in 1998. The abovementioned company is a start up company, the purpose of which is the development and production of motion sensors based on a proprietary technology. As of the date of the investment, the start up company had no assets, liabilities or results of operations.

          In February 2000, Netzer signed an agreement with a third party according to which the third party shall receive 4.99% of the company's ordinary shares in consideration for U.S.$ 545 thousand. In March 2000, Netzer signed an agreement with another third party according to which the third party shall receive 2.35% of Netzer's ordinary shares in consideration for U.S.$ 250 thousand. Accordingly, the Company's share in the company was diluted to 18.56%.

          As a result of the decline in the rate of holdings, as noted above, the Company realized a capital gain in the amount of U.S.$140 thousand. Pursuant to guidelines in opinions of the Institute of Certified Public Accountants in Israel, the Company deferred recognition of the aforesaid capital gain. Up to June 30, 2000, the Company recognized income from the aforementioned issuances in the amount of its share of the losses of the held company.

          In September 2000, the Company's CEO resigned his position as a member of the Board of Directors of Netzer, and since that time the Company no longer has significant influence over the held company. As a result, the Company recognized the balance of the deferred gain and commenced presenting the investment on the cost basis (the book value as of September 30, 2000). See Note 19 (U.S. GAAP).

          During 2001 the Company granted Netzer loans to be converted, under certain conditions, into capital shares, in an amount of U.S.$ 375 thousand. In 2002 the loans were converted into capital shares. The Company's share in Netzer as of December 31, 2002 was 18.9% of the share capital and 16.7% of the voting rights.

          As to events subsequent to December 31, 2002 - See Note 20b.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 7 - PROPERTY AND EQUIPMENT

     a.   Composed as follows:

                                                                 DECEMBER 31, 2002
                                               --------------------------------------------------
                                                 BALANCE AT    ADDITIONS  DISPOSALS
                                                BEGINNING OF    DURING     DURING     BALANCE AT
                                                    YEAR       THE YEAR   THE YEAR   END OF YEAR
                                               -------------- ---------- ---------- -------------
                                                            U.S. DOLLARS IN THOUSANDS
                                               --------------------------------------------------
          COST
          Computers and equipment                      1,435        790         20         2,205
          Office furniture and equipment                 387          5          -           392
          Vehicles                                       254         68        127           195
          Leasehold improvements                         554          1          -           555
          Payments in advance *                          719          -        719             -
                                               -------------- ---------- ---------- -------------
                                                       3,349        864        866         3,347
                                               ============== ========== ========== =============
          ACCUMULATED DEPRECIATION
          Computers and equipment                        860        314         18         1,156
          Office furniture and equipment                 292         22          -           314
          Vehicles                                        88         34         74            48
          Leasehold improvements                         205         59          -           264
                                               -------------- ---------- ---------- -------------
                                                       1,445        429         92         1,782
                                               ============== ========== ========== =============
                                                       1,904                               1,565
                                               ==============                       =============

        * Payments in advance include payments to a former CFO for software development in an amount of U.S.$ 0 thousand
           (2001- U.S.$ 449 thousand). See note 17b.

     b. In February 2002, the Company submitted a new investment plan to the Investment Center under the Law for Encouragement of Capital Investments, 1959. (See Note 13a(2)). The plan provides for investments in property, equipment and leasehold improvements in the amount of U.S.$ 1,021 thousand.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 8 - OTHER ASSETS

     a.   GOODWILL

                                                                       DECEMBER 31,
                                                                     ---------------
                                                                           2001
                                                                     ---------------
                                                                     U.S. DOLLARS IN
                                                                        THOUSANDS
                                                                     ---------------
          Goodwill                                                           3,747
          Less: Write-off of in-process research and development              (217)
                 Write-off and current amortization                         (3,530)
                                                                     ---------------

                                                                                 -
                                                                     ===============

          The Company wrote-off the goodwill based on management's evaluation of the subsidiary, according to SFAS 121.

          The impairment and the amortization were included in the statement of operations.

     b.   NONCOMPETE AGREEMENTS

          The subsidiary, Tech 80, entered into noncompete agreements with its three former shareholders and paid $450 thousand as part of the acquisition by the Company.

                                                          DECEMBER 31,
                                                   ----------------------------
                                                        2002           2001
                                                   --------------  ------------
                                                     U.S. DOLLARS IN THOUSANDS
          Noncompete agreements                            450             450
          Less: Accumulated amortization                  (450)           (337)
                                                   --------------  ------------
                                                             -             113
                                                   ==============  ============

          The amortization is included in selling, general and administrative expenses.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 9 - LONG-TERM LOANS

     a.   COMPOSITION

                                                   INTEREST RATE AS OF            DECEMBER 31,
                                                   DECEMBER 31, 2002        -------------------------
                                                   -------------------       2002              2001
                                                            %               -----------    ----------
                                                   -------------------      U.S. DOLLARS IN THOUSANDS
                                                                            -------------------------

          Note payable to a bank (Tech 80 Inc)          (1) 5.25                 2,593          3,447
          Loan from bank (ACS - Europe)                                             21              -
          Loan from Israeli bank                                                     -              4
                                                                            ----------     ----------
                                                                                 2,614          3,451
          Less:
          Current maturities                                                     1,266            857
                                                                            ----------     ----------
                                                                                 1,348          2,594
                                                                            ==========     ==========

          (1) The note is collateralized by substantially all the assets of the subsidiary and by a bank deposit of the Company in an amount of U.S.$ 1,000 thousand and is also guaranteed by the Company. The note and related agreement required the subsidiary and the Company to maintain certain financial ratios.
               As of December 31, 2002 the Company was in violation of certain debt covenants established by the bank, with respect to which it received a waiver from the bank and new covenants were set for December 31, 2002, March 31, 2002, June 30, 2003, September 30,
               2003, and December 31, 2003. As of December 31, 2002 and March 31, 2003, the Company was in compliance with the covenants. Based on current forecasts, the Company's management believes the Company will be in compliance throughout 2003.

     b.   FUTURE MATURITIES OF LONG-TERM LOANS ARE AS FOLLOWS:

                                                            DECEMBER 31,
                                                     ---------------------------
                                                         2002            2001
                                                     ------------    -----------
                                                     U.S. DOLLARS IN THOUSANDS
                                                     ---------------------------
          Current maturities of long term loans           1,266            857
                                                     ------------    -----------
          Second year                                     1,348          1,254
          Third year                                          -          1,340
                                                     ------------    -----------
                                                          1,348          2,594
                                                     ------------    -----------
                                                          2,614          3,451
                                                     ============    ===========

          As to liens - see Note 11b.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 10 - ACCRUED SEVERANCE PAY, NET

     a. Under Israeli Law and Labor Agreements, the Company is required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances.

          In addition, effective July 1984, a Collective Agreement regarding the benefits which apply to employees in the industries of Metal, Electricity, Electronics and Software was entered into by the Israeli Industrial Association, the Histadrut (the general union of labor), and the representatives in the Histadrut of the employees of such industries, which agreement applies to the Company and most of its employees. According to this collective agreement, the Company is obligated to contribute to a comprehensive pension program in order to secure a pension for such employees. The Company made adequate provision for such obligation.

          In June 2000, a collective agreement was signed between the Company, the Migdal HaEmek Workers Council of the new General Workers Union (the "Union"), Mivtachim - the Workers Institute for Social Insurance Ltd. and Mivtachim Pension Funds Ltd. (together referred to hereunder as "Mivtachim). The agreement came into effect in April 2000.

          Persons employed by the Company at the time of the signing of the agreement with Mivtachim, as well as employees who are members of another pension fund or are covered by Managers' Insurance policies, shall be entitled to join Mivtachim's pension fund, after receiving Mivtachim's agreement.

          In accordance with the agreement, each party (i.e., the employee and the Company) will contribute 5% of the employee's monthly salary to provide for retirement benefits, and the Company will contribute a further 7.5% of the said salary to provide for severance benefits. The Company will make a further payment of 0.83% of the employee's monthly salary to the retirement and severance fund managed by Mivtachim. The aforesaid payments fully cover the Company's obligation for severance benefits during the period in which the above contributions are made.

          The Company's severance pay liability to its employees, based upon the number of years of service and the latest monthly salary, is mainly covered by payments of premiums to insurance companies for the purchase of insurance policies in the name of the Company. The accumulated amounts deposited with insurance companies of U.S.$ 337 thousand and U.S.$ 292 thousand as of December 31, 2002 and 2001, respectively, are not under the Company's control and therefore are not reflected in the financial statements.

          The liability for severance pay reflected in the balance sheets represents the liability not covered by payments of premiums to insurance companies as mentioned above. In order to cover part of this liability, the Company makes deposits with a Central Approved Severance Pay Fund (including linkage increment thereon) and may only make withdrawals from this amount funded for the purpose of making severance payments to employees.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 10 - ACCRUED SEVERANCE PAY, NET (CONT'D)

     b.   The balances accrued and funded are as follows:


                                                     DECEMBER 31,
                                               ---------------------------
                                                   2002           2001
                                               ------------   ------------
                                               U.S. DOLLARS IN THOUSANDS
                                               ---------------------------
          Accrued severance pay                        269            363
          Less - amount funded                         (10)           (10)
                                               ------------   ------------
                                                       259            353
                                               ============   ============

     c. The annual severance pay expense in 2002, 2001 and 2000 was U.S.$ 305 thousand, U.S.$ 226 thousand, and U.S.$ 158 thousand, respectively.

     d. The subsidiary company, Tech 80, adopted a Savings Incentive Match Plan for Employees (SIMPLE) as of January 1, 2000. All employees are eligible to participate. The plan allows employees to contribute up to U.S.$ 6 thousand of eligible compensation and requires Company contributions as specified in the plan agreement. Company contributions to the plan were approximately U.S.$ 18 thousand and U.S.$ 31 thousand for the years ended December 31, 2002 and 2001, respectively.

          As to the reconciliation to U.S. GAAP - see Note 19.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 11 - CONTINGENT LIABILITIES, LIENS AND COMMITMENTS

     a.   CONTINGENT LIABILITIES AND COMMITMENTS

          (1)  ROYALTY COMMITMENTS

               The Company is committed to pay royalties to the Israeli Government on proceeds from the sale of products in the research and development of which the Israeli Government participated by way of grants. Under the terms of the Company's funding from the Office of the Chief Scientist, royalties of 3% were payable until the end of 1996, royalties of 4% were payable for the next 3 years and royalties of 5% are payable thereafter, on sales of products developed from projects so funded, up to 100% of the grant (Dollar-linked). As of December 31, 2002 and 2001, the cumulative amount of royalty-bearing grants received was U.S.$ 3,063 thousand and U.S.$ 2,519 thousand, respectively, less royalties paid or accrued of U.S.$ 1,018 thousand and U.S.$ 883 thousand, respectively. (As to royalty expenses see Note 16b.)

               As mentioned above, the original terms of the agreement with the Office of the Chief Scientist required that the Company pay royalties of 4% in 1999 and 5% in 2000 and thereafter. However, the Office of the Chief Scientist modified the agreement such that the Company paid royalties of 3.5% in 2000, 2001 and 2002.

               The Company is committed to pay royalties to the Fund for Encouragement of Marketing Abroad in consideration for the financial support received from the Fund towards the encouragement of the Company's exports. The royalties are payable at the rate of 4% of the increase in exports in future years as compared to the base year. The amount of the commitment is limited to the amount of the Fund's participation in the amount of U.S.$ 150 thousand.

          (2)  LEASE COMMITMENTS

               Rental and operating expenses in 2002, 2001 and 2000 amounted to U.S.$ 237 thousand, U.S.$ 209 thousand and U.S.$ 168 thousand, respectively.

               Effective December 1997, the Company entered into a lease agreement, for the period March 1, 1998 through January 31, 2008, for its premises in Migdal Ha'Emek. The rental payments are payable in Israeli currency and are to be linked to the CPI. To secure the above rental payments, the Company established a bank guarantee in favor of its landlord that expires at the end of the lease period.

               In July 2000, the Company's subsidiary, Tech 80, signed a lease agreement for its office and production facility. The rental period commenced in October 2000 and terminates on December 31, 2005.

               In addition to the rent, the Company and Tech-80 each pay for annual operating expenses of the premises in accordance with each respective company's lease agreement. The operating expenses include taxes on the building, maintenance costs and repairs, etc.

               The lease is non-assignable except in the circumstance stated in the agreement.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 11 - CONTINGENT LIABILITIES, LIENS AND COMMITMENTS (CONT'D)

     a.   CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

               Future minimum rental payments (not including linkage) on the leases of the Company and the subsidiaries are as follows, for the years ending December 31 (U.S.$ in thousands):

                 2003                     168
                 2004                     177
                 2005                     170
                 2006                      60
                 2007 and beyond           65
                                      -------
                                          640
                                      =======

          (3) In December 1988, the Company granted a license to a third party in Israel to manufacture control boards based upon a technology developed by the Company, in consideration for royalty payments for each unit manufactured by the third party. The royalty payments are computed at 20% of the agreed-upon selling price of such control boards at the time the agreement was signed, see also Note 16a(1)).

          (4) The Company and Tech 80 are renting vehicles under various operating lease agreements for a period of 36 months. The monthly payment of the Company amounts to approximately U.S.$ 5 thousand and is linked to the CPI.

          (5) A former senior employee filed a claim against the Company for severance pay differences and other benefits he believes he is entitled in the amount of U.S.$ 357 thousand. The Company's management and its legal counsels are of the opinion that the Company has defenses against all the claims brought forth in the suit, most are backed by supporting documents. However, considering the early stages of the legal proceedings they cannot, at this stage, predict the outcome of such proceedings, and therefore no provision has been recorded.

     b.   LIENS

          To secure bank loans, the Company pledged to banks all of its assets, including leasehold rights, share capital and insurance rights.

          To secure Tech 80's note payable to a bank, the Company registered a fixed charge in an unlimited amount on the unpaid share capital and goodwill and a floating charge on its plant and all of its remaining assets. The note and the related agreement require the subsidiary and the Company to maintain certain financial ratios. See Note 9a.

          As of the date of the Financial Statements, the Company has U.S.$ 2,593 thousand commitments in respect of the above pledges.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY

     a.   SHARE CAPITAL

          On September 25, 1997, the Company completed its initial public offering on the NASDAQ. The Company issued 1,380,000 Ordinary Shares at a price of U.S.$ 5.00 per share, for total consideration of U.S.$
          5.1 million, net of offering and issuing expenses in the amount of approximately U.S.$ 1.8 million. Accordingly, share capital and share premium increased by U.S.$ 4 and U.S.$ 5,118 thousands, respectively.

          At the conclusion of the offering, employees of the Company who were interested parties held 862,560 ordinary shares, or approximately 31% of the outstanding shares.

          (1) On February 1, 2000, the Company and its subsidiary ACS 1998 - Motion Control Ltd. signed an agreement with a third party according to which the third party purchased 96,200 ordinary shares held in treasury for U.S.$ 5 per share (the market price at the date of closing).
          (2) In 2000, the Company purchased 24,800 of its own ordinary shares for U.S.$ 196 thousand.
          (3) In January 2001, the Company issued 1 ordinary share to a subsidiary company for the consideration of U.S.$ 150 thousand included in treasury stock.

     b.   EMPLOYEE STOCK OPTION PLAN - THE ACS 1997 STOCK OPTION PLAN

          Prior to the public offering, the Company adopted the ACS 1997 Stock Option Plan (the "1997 Plan"). The Plan authorizes the issuance of options to employees, shareholders and related parties to purchase an aggregate of 285,000 Ordinary Shares. All of the options are payable in NIS at the U.S. dollar exchange rate on the date of payment (in U.S. Dollars in the case of grantees outside Israel), subject to certain adjustments for recapitalizations, stock-splits and similar transactions. The Plan is administered by the Compensation Committee appointed by the Board of Directors.

          Details of options granted to persons other than employees are as follows:

          A consultant was granted options to purchase 50,000 Ordinary Shares of the Company in return for business consulting services to be rendered to the Company. The consultant paid the U.S.$ 0.005 option purchase price for 50,000 options, which were charged to proceeds from issuance of stock options. In addition and according to the terms of the agreement with the consultant, the Company shall pay the consultant the sum of one thousands dollars per month, starting August 1998 and continuing for a period of two years. The expiration date of the options is August 2003.

          Options granted under the 1997 plan are with an original exercise price of U.S.$ 5.

     c.   EMPLOYEE STOCK OPTION PLAN - THE ACS 1998 STOCK OPTION PLAN

          In October 1998, the Company adopted the ACS 1998 Stock Option Plan (The "1998 plan").
          The 1998 plan authorizes the issuance of options to employees and directors to purchase an aggregate of 300,000 Ordinary Shares.
          All of the 300,000 options are exercisable in accordance with the following terms:

          (1) As long as the fair market value of the shares on the date the option is granted is less than U.S.$ 5.88, the purchase price of each share shall not be less than 100% of the fair market value.
          (2) When the fair market value is more than U.S.$ 5.87, the purchase price of each share shall not be less than 85% of the fair market value of such shares.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

     d.   EMPLOYEE STOCK OPTION PLAN - THE ACS 2001 STOCK OPTION PLAN

          In January 2001, the Company adopted the ACS-Tech80 Ltd. 2001 Stock Option Plan (The "2001 plan"). The 2001 plan authorizes the issuance of options to employees, directors and consultants to purchase an aggregate of 300,000 ordinary shares. Options granted under the 2001 plan may or may not contain such terms as will qualify such options for the special tax treatment under Section 102 of the Israeli tax code. Options granted under the 2001 plan to U.S. residents may include Non- statutory Options as well as Incentive Stock options ("ISOs") intended to qualify under Section 422 of the U.S. Internal Revenue Code.

          The options are exercisable in accordance with the following terms:
          The exercise price of an ISO shall not be less than 100% of the fair market value of a share on the date of the grant, and in certain circumstances a higher percentage may be required by applicable law. The exercise price of any other type of option to purchase newly issued shares shall not be less than 85% of the fair market value of a share on the date of the grant.

          Options granted under the aforementioned options plans to be paid in NIS based on the rate exchange of the dollar on the date of payment (in U.S. Dollars in the case of grantees outside Israel):

                                                    2002                 2001                2000
                                              -----------------    -----------------  -----------------
           ORIGINAL EXERCISE PRICE (U.S.$)    NUMBER OF OPTIONS    NUMBER OF OPTIONS  NUMBER OF OPTIONS
                                              -----------------    -----------------  -----------------
           1.625 - 2.89                                273,250               48,370                 -
           3.85 - 4.84                                       -               91,000            61,000
           5.08 - 7                                          -               22,000            28,000
           7.38 - 8.98                                       -                    -            23,500
                                              -----------------    -----------------  -----------------
                                                       273,250              161,370           112,500
                                              =================    =================  =================

     e.   THE OUTSTANDING STOCK OPTIONS ARE AS FOLLOWS:

                                                                               DECEMBER 31,
                                                         ---------------------------------------------------------
                                                                      2002                           2001
                                                         ---------------------------------   ---------------------
                                                         2001 PLAN   1998 PLAN   1997 PLAN   1998 PLAN   1997 PLAN
                                                         ---------   ---------   ---------   ---------   ---------
          Number of options authorized for grant          300,000     300,000     285,000     300,000      285,000
          Number of options granted in previous years           -    (389,770)   (254,000)   (228,400)    (254,000)
          Number of options granted during the year      (243,250)    (30,000)          -    (161,370)           -
          Number of options returned to pool                  150     211,405     116,000      96,933       51,000
                                                         ---------   ---------   ---------   ---------   ---------

          Balance of options authorized for grant          56,900      91,635     147,000       7,163       82,000
                                                         =========   =========   =========   =========   =========

          Since the quoted market value of the Company's shares at the day of granting was equal or less than the exercise price of the options granted, no compensation expenses were recognized by the Company.

          As to the reconciliation to U.S. GAAP - see Note 19.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

     f.   STOCK OPTION ACTIVITY DURING THE PERIODS INDICATED IS AS FOLLOWS:

                                                   NUMBER OF       WEIGHTED-AVERAGE
                                                    OPTIONS         EXERCISE PRICE
                                                -------------    ------------------
                                                                         U.S.$
                                                                 ------------------
          Balance as of December 31, 2000            443,100                 4.605
               Granted                               161,370                 3.916
               Expired                              (108,633)                4.992
                                                -------------    ------------------
          Balance as of December 31, 2001            495,837                 4.269
               Granted                               273,250                 2.225
               Expired                              (179,622)                4.179
                                                -------------    ------------------
          Balance as of December 31, 2002            589,465                 3.372
                                                =============    ==================

NOTE 13 - TAXES ON INCOME

a.   TAX LAWS APPLICABLE TO THE COMPANY:

     Israeli tax is computed on the basis of the Company's income in Israeli currency determined for statutory purposes. The main differences between the income for tax and reporting purposes are: deduction for inflationary profits, differences between the results in Israeli currency and results in U.S. dollars, and permanent differences.

     (1)  ISRAEL TAX REFORM:

          During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel.

          The main provisions of the tax reform that may affect the Company are as follows:

          a) Transfer pricing of international transactions with related parties.

               The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Detailed provisions are to be included in Income Tax Regulations that have yet to be issued. Although the Company considers that the transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issue of the said Regulations.

          b)   Employee stock incentive plans

               The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company is considering the alternatives.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 13 - TAXES ON INCOME (CONT'D)

a.   TAX LAWS APPLICABLE TO THE COMPANY: (CONT'D)

     (1)  ISRAEL TAX REFORM: (CONT'D)

          c) Dividend whose source is revenues produced or accrued outside of Israel and a dividend whose source is out of Israel, will be taxed at a rate of up to 25%. In addition, the law sets forth provisions regarding amounts and rates of tax, in those cases where tax was paid abroad on such revenues.

          d) As of January 1, 2003 tax will apply on the income of an Israeli resident even if they were accrued or produced outside Israel. Up to the end of 2002 an Israeli resident was liable to tax on such revenues only if received in Israel.

          e) Capital gain tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

     (2) TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

          A major part of the Company's production facilities have been granted "Approved Enterprise" status under the above law. As to the first investment plan of the "Approved Enterprise" - which commenced operations in 1991 and in respect of which the Company received state-guaranteed loans - income derived from the part of the Approved Enterprise is tax exempt for a period of ten years, commencing the first year it generates taxable income. Income from the second and third Approved Enterprises (approved in 1996 and 2002 respectively) are also tax exempt for ten years commencing the first year each "Approved Enterprise" generates taxable income. The period of benefits of the first, second and third investment plans granted "Approved Enterprise" status will expire in 2003, 2007 and 2010 respectively.

          In February 2002, the Company submitted a new investment plan to the Investment Center under the Law for Encouragement of Capital Investments, 1959.

          The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the law, regulations published thereunder and the terms of approval for the specific investment in the "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits previously received, in whole or in part, with the addition of linkage differences and interest. To date of the issuance of these financial statements, the Company believes it has complied with these conditions.

          In the event that over 49% of the issued and paid share capital of the Company is held by foreign investors the Company will be entitled to reduced income tax at a rate of 20% in respect of the amount distributed as dividends paid out of income which was tax exempt as above (see b(2) below).

          Income not eligible for "Approved Enterprise" benefits mentioned above is taxed at the regular rate applicable - 36%.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31 2002
--------------------------------------------------------------------------------

NOTE 13 - TAXES ON INCOME (CONT'D)

a.   TAX LAWS APPLICABLE TO THE COMPANY: (CONT'D)

     (3) MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 ("INFLATIONARY ADJUSTMENT LAW")

          The Company is assessed under the inflationary adjustment law, the purpose of which is to prevent taxation on inflationary profits.

     (4)  THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

          The Company is an Industrial Company as defined by this law and as such is entitled to certain tax benefits, mainly accelerated depreciation as prescribed by regulations published under the inflationary adjustments law, the right to claim public issuance expenses as a deduction for tax purposes and amortization of certain intangible property rights.

b.   DEFERRED INCOME TAXES

     (1) Deferred tax assets reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The principal component relates to loss carryforwards. Realization of deferred tax assets is contingent on future taxable earnings. A valuation allowance has been provided for the portion of those assets which are not considered probable of realization.

     (2) Deferred tax assets have not been provided for the tax exempt income relating to the Company's "Approved Enterprises" (see a above), since the Company intends to permanently reinvest such tax exempt income and not distribute it as a dividend.
          Earnings distributed related to the Company's "Approved Enterprises" are not taxable to the Company in liquidation as such taxes would be due from the shareholders.

     (3) Significant components of the Company's net deferred tax assets as of December 31, 2002 are as follows:

                                                          DECEMBER 31, 2002
                                                 ------------------------------------
                                                  CURRENT     NON-CURRENT     TOTAL
                                                 ----------- --------------  --------
                                                        U.S. DOLLARS IN THOUSANDS
                                                 ------------------------------------
          DEFERRED TAX ASSETS:
           Accrued severance pay, net                     -             7         7
           Carry forward of losses and others            84           536       620
                                                 ----------- --------------  --------
                                                         84           543       627
           Valuation allowance                            -          (264)     (264)
                                                 ----------- --------------  --------
           Net deferred tax assets                       84           279       363
                                                 =========== ==============  ========

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31 2002
--------------------------------------------------------------------------------

NOTE 13 - TAXES ON INCOME (CONT'D)

b.   DEFERRED INCOME TAXES (CONT'D)

     Significant components of the Company's net deferred tax assets as of December 31, 2001 are as follows:

                                                   DECEMBER 31, 2001
                                          ------------------------------------
                                           CURRENT     NON-CURRENT     TOTAL
                                          ----------- --------------  --------
                                                 U.S. DOLLARS IN THOUSANDS
                                          ------------------------------------
     DEFERRED TAX ASSETS:
      Accrued severance pay, net                -              11        11
      Carry forward losses and others          85          *  769       854
                                          ----------- --------------  --------
                                               85             780       865

      Valuation allowance                       -            (264)     (264)
                                          ----------- --------------  --------
      Net deferred tax assets                  85             516       601
                                          =========== ==============  ========

     * Net of U.S.$ 13 thousand of tax effect relating to excess purchase price of Tech 80 attributed to fixed assets (December 31, 2001 - U.S.$ 12 thousand).

     The valuation allowance relates to capital loss and contribution carryforwards in Tech 80 as their realization is not reasonably assured. Tech80 has net operating losses of approximately U.S.$ 766 thousand at December 31, 2002, which expire in 2022.
     The federal net operating loss carry back rules in the U.S. were changed during 2002. As a result Tech 80 received additional refunds of U.S.$ 520 thousand in 2002.

     The subsidiary ACS - Europe recorded a tax asset due to carry forward of losses in the amount of U.S.$ 57 thousand.

c.   THE PROVISION FOR TAXES ON INCOME CONSISTS OF THE FOLLOWING:

                                                       YEAR ENDED DECEMBER 31,
                                                   --------------------------------
                                                     2002        2001       2000
                                                   --------    --------    --------
                                                      U.S. DOLLARS IN THOUSANDS
                                                   --------------------------------
     Current                                         (541)          5         141
     Taxes on income in respect of previous years       -         (29)          -
     Deferred taxes, net                              238        (522)        (18)
                                                   --------    --------    --------
                                                     (303)       (546)        123
                                                   ========    ========    ========

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31 2002
--------------------------------------------------------------------------------

NOTE 13 - TAXES ON INCOME (CONT'D)

d.   RECONCILIATION OF THE THEORETICAL TAX EXPENSE TO THE ACTUAL TAX EXPENSE

     The reconciliation of the corporate theoretical tax expense assuming all income is taxed at the statutory rate, applicable to corporate tax in Israel, to the actual tax expense, is as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               2002         2001        2000
                                                             --------     --------    --------
                                                                  U.S. DOLLARS IN THOUSANDS
                                                             ---------------------------------
     Income (loss) before taxes on income as reported
      in the consolidated (and the Company)
      statements of operations                                 (504)      (4,400)      3,216

     Tax rate                                                    36%          36%         36%
                                                             --------     --------    --------
     Theoretical tax on the above amount                       (181)      (1,584)      1,158

     INCREASE (DECREASE) IN TAXES RESULTING FROM:
     Permanent differences, net                                  (4)          (8)         16
     Expenses related to acquisition of subsidiary:
        Impairment and amortization of goodwill                   -        1,112         127
     Deferred taxes in respect of previous years                (24)         (29)          -
     "Approved Enterprise" benefits                             (99)          (8)      1,158)
     Other adjustments                                            5          (29)        (20)
                                                             --------     --------    --------
     Taxes on income                                           (303)        (546)        123
                                                             ========     ========    ========

     Provision for taxes on income of the Company                21           36          86
     Provision for taxes on income of subsidiaries             (324)        (582)         37
                                                             --------     --------    --------
                                                               (303)        (546)        123
                                                             ========     ========    ========

e.   TAX ASSESSMENTS

     The Company and the subsidiary Tech 80 received final tax assessments through tax years 1999 and 1996, respectively.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31 2002
--------------------------------------------------------------------------------

NOTE 14 - MONETARY BALANCES IN NON- U.S. DOLLAR CURRENCIES

                                                       DECEMBER 31, 2002                     DECEMBER 31, 2001
                                             -------------------------------------  -----------------------------------
                                                ISRAELI CURRENCY *        EURO        ISRAELI CURRENCY *       EURO
                                             -----------------------   ----------   ----------------------   ----------
                                              LINKED **     UNLINKED     UNLINKED    LINKED **    UNLINKED    UNLINKED
                                             -----------   ---------   ----------   ----------   ---------   ----------
                                                                     U.S. DOLLARS IN THOUSANDS
                                             --------------------------------------------------------------------------
     ASSETS:
     Current assets:
     Cash and cash equivalents                         -         491           78            -         238           25
     Accounts receivable:
       Trade                                           -         786           84            -         706           44
       Other                                          16         130            3           36         207            -

     LIABILITIES:
     Current liabilities:
     Current maturities of long-term
       loans                                           -           -            -            4           -            -
     Accounts payable and accruals:
       Trade                                           -         538            -            -         525            -
       Other                                           -         313           23            -         335           25

     *   Does not include balances in U.S. dollars or linked thereto.

     **  To the CPI.

                                                              ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31 2002
--------------------------------------------------------------------------------

NOTE 15 - SUPPLEMENTARY BALANCE SHEET INFORMATION

     a.   ACCOUNTS RECEIVABLE

          (1) Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable. These concentrations of credit risk within geographical markets may be similarly affected by changes in economic or other conditions, and may, accordingly, impact the Company's overall credit risk. The Company maintains credit risk insurance on sales to its non-related overseas customers, covering from 70% to 85% of the risk involved. The collateral required is based on management's credit evaluation of the counter-party on a case-by-case basis.
               Accounts receivable-trade classified by geographical markets are as follows:

                                                                             DECEMBER 31,
                                                                     -----------------------------
                                                                        2002             2001
                                                                     ------------    -------------
                                                                       U.S. DOLLARS IN THOUSANDS
                                                                     -----------------------------
               United States                                                353              403
               Europe                                                       255              287
               Israel                                                       786              692
               Far East                                                      40               28
               Canada                                                         5                7
               Others                                                         -               16
                                                                     ------------    -------------
                                                                          1,439            1,433
                                                                     ============    =============

               Account receivable - trade are net of allowance
                for doubtful accounts in an amount of                        30                31
                                                                     ============    =============

          (2)  Other accounts receivable:

                                                                              DECEMBER 31,
                                                                     ---------------------------
                                                                       2002             2001
                                                                     ----------      -----------
                                                                      U.S. DOLLARS IN THOUSANDS
                                                                     ---------------------------
               Employees                                                     2              29
               Institutions                                                102              65
               Grants receivable *                                         186             252
               Deferred taxes (see Note 13b)                                84              85
               Prepaid expenses                                             37              46
               Others                                                       26              30
                                                                     ----------      -----------
                                                                           437             507
                                                                     ==========      ===========

               * Consists of the Government of Israel Fund for the Encouragement of Exports, the Government of Israel Office of the Chief Scientist and the Government of Israel Fund for the Development of Human Capital.

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 15 - SUPPLEMENTARY BALANCE SHEET INFORMATION (CONT'D)

     b.   ACCOUNTS PAYABLE AND ACCRUALS

                                                                       DECEMBER 31,
                                                             ------------------------------
                                                                  2002             2001
                                                             -------------   --------------
                                                                U.S. DOLLARS IN THOUSANDS
                                                             ------------------------------
          Other:
          Payroll and related expenses                               234              292
          Provision for vacation pay and sick leave                   38              139
          Institutions                                               146               90
          Accrued expenses                                            67              128
          Provision for warranty (1)                                  55               58
          Due to former subsidiary shareholders                       62               62
          Severance pay  *                                            97                -
          Sundry                                                      62               64
                                                             -------------   --------------
                                                                     761              833
                                                             =============   ==============

          * See Note 17(c).

          (1)  Provision for warranty

               The Company's standard policy is to warrant products against defects in design and materials by replacing failed parts during the first year of ownership. The Company's estimate of costs to service the warranty obligations is based on historical experience and current product performance trends. These costs are included in cost of revenue at the time revenue is recognized. The warranty provision is reduced by material and labor costs used for replacement activities over the warranty period. A review of the obligations is performed regularly to determine the adequacy of the reserve. Based on the outcome of this review, revisions to the estimated warranty liability are recorded as appropriate.

               The following table reconciles the changes to the provision for warranty for the periods indicated:

                                                BALANCE AT
                                                 BEGINNING     WARRANTY     WARRANTIES    BALANCE AT
                                                   OF YEAR        USAGE       EXPENSED   END OF YEAR
                                                -----------  -----------   ------------  ------------
                                                              U.S. DOLLARS IN THOUSANDS
                                                -----------------------------------------------------
               Year ended December 31, 2002             58         (18)             15            55
                                                ===========  ===========   ============  ============

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 16 - SELECTED STATEMENT OF OPERATIONS DATA

     a.   REVENUES

                                                                       YEAR ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                   2002         2001          2000
                                                                ----------   -----------   ---------
                                                                     U.S. DOLLARS IN THOUSANDS
                                                                ------------------------------------
          (1) Sales classified by
               geographical destination:
                United States                                      2,577         3,282       8,882
                Europe                                             1,879         2,306       1,771
                Israel                                             3,091         2,597       4,950
                Far East                                             299           179         570
                Canada                                                57            45          83
                Other                                                  4             6          15
                                                                ----------   -----------   ---------
                                                                   7,907         8,415      16,271
                Royalties - Israel (see Note 11a(3))                   -           302         274
                                                                ----------   -----------   ---------
                                                                   7,907         8,717      16,545
                                                                ==========   ===========   =========
          (2) Including sales to major customers
               (exceeding 10% of sales each):
                Customer A                                         1,053         1,105       2,044
                                                                ==========   ===========   =========
                Customer B                                           876           614       1,481
                                                                ==========   ===========   =========
                Customer C                                           786             -           -
                                                                ==========   ===========   =========
                Customer D - former Shareholder
                 (see also Note 17b)                                 711         1,056       3,210
                                                                ==========   ===========   =========
                Customer E                                             -             -       2,157
                                                                ==========   ===========   =========

     b.   COST OF REVENUES

                                                                        YEAR ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                   2002         2001         2000
                                                                ----------   -----------   ---------
                                                                      U.S. DOLLARS IN THOUSANDS
                                                                ------------------------------------
          Materials and components consumed                      * 1,892         1,756       4,656
          Payroll and related expenses                               478           824       1,061
          Subcontractors                                             486           715       1,661
          Depreciation                                               127           129         157
          Maintenance and rent                                       129           103         216
          Royalties to Chief Scientist                               135           154         217
                                                                ----------   -----------   ---------
          Total production costs                                   3,247         3,681       7,968
          Decrease (increase) in inventory of products
            in process                                               539           540        (626)
          Decrease (increase) in inventory of finished goods     *   259          (187)        (82)
                                                                ----------   -----------   ---------
                                                                   4,045         4,034       7,260
                                                                ----------   -----------   ---------

          *   Includes write off of inventories. See Note 5.

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 16 - SELECTED STATEMENT OF OPERATIONS DATA (CONT'D)

     c.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, NET

                                                                       YEAR ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                   2002         2001         2000
                                                                ----------   -----------   ---------
                                                                       U.S. DOLLARS IN THOUSANDS
                                                                ------------------------------------
          SELLING **                                               1,046         1,385       1,206
                                                                ----------   -----------   ---------
          GENERAL AND ADMINISTRATIVE EXPENSES:
          Payroll and related expenses                             1,190         1,192       1,117
          Office maintenance                                         202           349         264
          Professional services                                      171           185         321
          Depreciation and amortization                              213           229         185
          Car maintenance                                             38            39         106
          Other                                                      151           148         220
                                                                ----------   -----------   ---------
                                                                   1,965         2,142       2,213
                                                                ==========   ===========   =========

          **  Net of participation in expenses by the
                Government of Israel Fund for
                the Encouragement of Exports                          17           120          79
                                                                ==========   ===========   =========

     d.   FINANCING EXPENSES, NET

                                                                       YEAR ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                   2002         2001         2000
                                                                ----------   -----------   ---------
                                                                      U.S. DOLLARS IN THOUSANDS
                                                                ------------------------------------
          Interest on short-term bank deposits                        38            90         124
          Interest on long-term loans                               (182)         (329)       (489)
          Other (including foreign
           exchange transaction losses - net)                        (10)          (85)         (3)
                                                                ----------   -----------   ---------
                                                                    (154)         (324)       (368)
                                                                ==========   ===========   =========

     e.   OTHER INCOME (EXPENSES)

                                                                        YEAR ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                   2002         2001         2000
                                                                ----------   -----------   ---------
                                                                       U.S. DOLLARS IN THOUSANDS
                                                                ------------------------------------
          Public offering expenses                                     -             -     *  (152)
          Gain on issuance of shares to third party                    -             -         140
          Capital gain (loss)                                          1            (5)          1
          Other                                                        3            20           8
                                                                ----------   -----------   ---------
                                                                       4            15          (3)
                                                                ==========   ===========   =========

          * Expenses in respect of Public Offering in Israel that was not filed.

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 16 - SELECTED STATEMENT OF OPERATIONS DATA (CONT'D)

     f.   EARNINGS (LOSS) PER SHARE

          During 2000 the subsidiary company sold parent company shares that were purchased during 1999 and 1998 on the stock exchange.

          During 2000 the Company purchased its own shares on the stock exchange.

          The weighted average number of Ordinary Shares outstanding was calculated including the abovementioned influence.

          Earnings per Ordinary Share are computed based on the weighted average number of Ordinary Shares outstanding and number of dilutive share equivalents during each year. The computation of the net earning
          (loss) per share is based on net earnings (loss), as reported in the statements of operations, plus or less imputed financing income, which may result to the Company, of the deemed exercise of options, which, based on the year end quoted market price of the Company's ordinary share, are likely to be exercised.

                                                                          YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------
                                                                     2002        2001        2000
                                                                   ---------   ---------   ---------
                                                                         U.S. DOLLARS IN THOUSANDS
                                                                   ---------------------------------
          a)   Net income (loss)

               Net income (loss) as reported in the
                statements of operations                              (201)     (3,854)      2,922
               Add- imputed financial income in respect of
                options which, based on the year end closing
                quoted market price of the shares, would
                be exercised                                             -          29          55
                                                                   ---------   ---------   ---------
                                                                      (201)     (3,825)      2,977
                                                                   =========   =========   =========

                                                                     NUMBER OF SHARES IN THOUSANDS
                                                                   ---------------------------------
          b)   Weighted number of ordinary shares and
                ordinary shares equivalents outstanding
                (in thousands)

               Opening balance                                       2,795       2,795       2,724

               Add - weighted average number of shares capital
                considered as issued and outstanding in respect
                of options which, based on the year end closing
                quoted market price of the shares, would
                be exercised                                             -          76         460

               Add - weighted average number of shares
                of the parent company sold
                by a subsidiary company (by the company)*                -           -          77
                                                                   ---------   ---------   ---------
                                                                     2,795       2,871       3,261
                                                                   =========   =========   =========
          Earnings (loss) per ordinary share (NIS 0.01 par value),
            basic and diluted in U.S.$                               (0.07)      (1.33)       0.91
                                                                   =========   =========   =========

          * See Note 12a.

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 16 - SELECTED STATEMENT OF OPERATIONS DATA (CONT'D)

     f.   EARNINGS (LOSS) PER SHARE (CONT'D)

          Options to employees of the Company and others to purchase a total of 589,465 (2001 - 539,470) Ordinary Shares (see Note 12) were not included in the computation of earnings per share since they are not likely to be exercised.

          On February 1, 2000 and according to an agreement with third party, the subsidiary "ACS 1998 - Motion Control ltd." sold the 96,200 shares of the parent Company in exchange for U.S.$ 5 per share (which was equal to the share market value at the day of the transaction).

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 17 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

     a. The Company conducts transactions in the ordinary course of business with related parties including affiliated companies and shareholders thereof.

     b. Transactions and balances with related parties in the ordinary course of business:

                                                                        YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------
                                                                     2002        2001        2000
                                                                   ---------   ---------   ---------
                                                                        U.S. DOLLARS IN THOUSANDS
                                                                   ---------------------------------
          Sales to a former shareholder (1)                            711       1,056       3,210
                                                                   =========   =========   =========

          Compensation to related parties employed
           by the Company and subsidiary (2)                           810         682         799
                                                                   =========   =========   =========

                                                                              DECEMBER 31,
                                                                   ---------------------------------
                                                                     2002        2001        2000
                                                                   ---------   ---------   ---------
                                                                        U.S. DOLLARS IN THOUSANDS
                                                                   ---------------------------------
          Open balance of a former shareholder (1)                       -           -         721
                                                                   =========   =========   =========
          Payment to former CFO (included in
            Property and equipment) (2)                                 10         180         269
                                                                   =========   =========   =========
          Loan to former CFO (included in
           accounts receivable - other) (2)                              -           2           6
                                                                   =========   =========   =========
          Payment to other related parties (included in
            Property and equipment and various expenses)                92          43          61
                                                                   =========   =========   =========

          (1) The former shareholder sold its shares on October 2001. The sales to, and the open balance of the former shareholder include its European and Israeli affiliated companies. As a major customer, the former shareholder and its affiliated companies receive a discount of approximately 35%, of the list prices.

          (2) In 1998, three persons were employed by the Company, acting as CEO, CFO and administrative manager. In May 1999, the CFO resigned and continued to receive payments, according to his employment agreement, for software development. In October 1999, the Company's VP of finance and Tech 80's CEO were appointed as directors in the Company. In January 2002, Tech 80's CEO was terminated from his position and ceased to serve as director in the company.

              As to employment agreements with related parties mentioned above, see Note c below. As to indemnification agreements with related parties, see d below.

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 17 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT'D)

     c.   EMPLOYMENT AGREEMENTS WITH RELATED PARTIES

          As of October 10, 1999, the Company entered into an employment agreement "the agreement" with a related party (President/CEO) for a period of 3 years ending December 31, 2002 or such shorter period as may be provided for herein.
          During the employment period, the related party granted his services to the Company and Tech 80. As compensation for his services, he received a salary that was increased by 5% once every year, beginning on January 1, 2001.
          Likewise, the related party was entitled to social benefits, bonus and others from the Company as mentioned in the agreement. The salary for the services of the related party to Tech-80, was paid by Tech 80. The related party was obligated, in case of termination of this agreement, to provide technical support to the Company and Tech 80 for a period of two years after the date of termination of this agreement for which he was to receive a monthly salary, in US dollars, equal to his last monthly salary and all other fringe benefits to which he was entitled prior to the termination.
          On December 31, 2002 this agreement was terminated and in 2003 the Company entered into a new management agreement with a company owned by the said related party, (see also Note 20 - events subsequent to the balance sheet date). Pursuant to a Termination of Employment agreement dated December 31, 2002 between the related party and the Company, the related party waived all payments due to him from the Company regarding the monthly salary for technical support. The waiver applies only to the Company. The subsidiary - Tech 80, is still obligated to pay the monthly salary for technical support.

     d.   SHAREHOLDERS' INDEMNIFICATION AGREEMENTS

          In March 1996, the Company entered into indemnification agreements with each officer and director of the Company at such time. Such agreements contain provisions which endeavor to limit the personal liability of the officers and directors, both to the Company and its shareholders, for monetary obligations resulting from breaches of certain of their fiduciary duties as officers and directors of the Company. In particular, such agreements provide that the Company will indemnify such individuals to the fullest extent permitted by the applicable law, as such rights shall be expanded or limited from time to time, against all expense, liability, and loss reasonably incurred or suffered by the indemnity as a result of serving as an officer, director, or employee of the Company, any affiliate thereof, or any other entity at the request of the Company.

          Notwithstanding the above, the indemnitee will not be entitled to any indemnification amount whatsoever should any one of the following events occur: (i) a breach of such indemnity's fiduciary duty, except for acts and omissions committed in good faith and with reasonable basis to assume they would not prejudice the interest of the Company;
          (ii) breach of such indemnity's duty of care, if performed intentionally or in disregard of the consequences of such breach;
          (iii) acts or omissions intended to derive illegal personal gain; or
          (iv) fines or penalties levied as a result of a criminal offense.

          As of the date hereof, only two of the Company's officers and directors with whom indemnification agreements were executed still serve as officers and/or directors of the Company. On February 2000 the Israeli Companies Law, 1999, became effective. Pursuant to the Companies Law certain provisions of the indemnification agreements may no longer be applicable or may be limited.

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 17 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT'D)

     e. In June 2000, the audit committee and the Board of directors of the Company resolved to indemnify the directors and the executive officers of the Company and its subsidiaries to the fullest extent permitted by the Companies Law. The indemnification covers any liability imposed on the directors and executive officers concerning events which have occurred up to this resolution, including the Company's representations in its September 1997 prospectus, its financial statements and its agreement with Tech 80. The Board of Directors has the right to add events to which the indemnification will apply.

     f. On March 6, 2000, an agreement was signed between the Company's former CFO, its CEO and a director, according to which the former CFO sold 432,000 ordinary shares in consideration for U.S.$ 1,180 thousand, which were acquired by the CEO and the director equally.

     g. On June 29, 2000, Mr. Ze'ev Kirshenboim, Chief Executive Officer and Chairman of the Board of Directors, resigned from the Board, as required in accordance to the new Companies Ordinance and Mr. Jacob Engel - an interested party, was appointed as the Chairman of the Board of Directors.

     h. Shareholders' insurance policies are in the name of the Company but in the event of their employment termination, the shareholders will become the beneficial owners of the insurance policies.

     i. The Company has obtained and is the sole beneficiary of two key-men (CEO and CTO) life insurance policies in the amount of approximately U.S.$ 1 million (per person).

NOTE 18 - SEGMENTS

     The Company's operating segments include geographic segments based on the location of the assets producing the revenues.
     The Company's assets are located in Israel, Tech 80's assets are located in the U.S. and ACS - Europe assets are located in Europe. Therefore, the segments presented are identified as Israel, U.S.A and Europe.

     The accounting policies of the operating segments are the same as those described in Note 2 -Significant Accounting Policies.

     The Company evaluated performances based on a stand- alone basis of each operating segment. The geographic segment includes the activity of the Company, Tech80 and ACS - Europe.

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 18 - SEGMENTS (CONT'D)

     a.   OPERATING SEGMENTS

                                                  DECEMBER 31, 2002                        DECEMBER 31, 2001
                                      --------------------------------------------------------------------------------
                                       ISRAEL     U.S.A     EUROPE      TOTAL   ISRAEL    U.S.A      EUROPE     TOTAL
                                      -------    -------    -------    ------  --------   ------    -------    -------
                                                                   U.S. DOLLARS IN THOUSANDS
                                      --------------------------------------------------------------------------------
     Sales to external customers       4,874      2,537        496     7,907     5,112    3,330        275      8,717
     Inter-segment sales                 931          5          -       936       924        5          -        929
                                      -------    -------    -------    ------  --------   ------    -------    -------
     Segments total net sales          5,805      2,542        496     8,843     6,036    3,335        275      9,646

     Depreciation of fixed assets        351         72          9       432       250       70          4        324
     Impairment and
       Amortization of goodwill            -          -          -         -         -    3,090          -      3,090
     Interest income                      33          5         42        80        91        3          -         94
     Interest expenses                    52        181          1       234        98      313          7        418
     Income tax expenses                 (23)       269         57       303        35     (581)         -       (546)
     Operating income (loss)             337       (597)      (127)     (387)      495   (4,409)       (74)    (3,988)
     Net income (loss) of
       reportable segments               299       (501)       (32)     (234)      454   (4,124)       (81)    (3,751)
     Total segment assets              7,213      2,013        278     9,504    11,545    2,911         96     14,552
     Fixed assets                      1,314        211         40     1,565     1,605      277         22      1,904

     Expenditures for fixed assets       103          7         35       145       516       94         26        636

     A reconciliation of the totals reported for the geographic segments to the applicable items in the consolidated financial statements is as follows:

                                                                  DECEMBER 31,
                                                             ----------------------
                                                               2002         2001
                                                             --------     ---------
                                                               U.S.$ IN THOUSANDS
                                                             ----------------------
     OPERATING LOSS
     Operating loss of reportable segments                     (387)      (3,988)
       Inter-segments gain (loss)                                33         (103)
                                                             --------     ---------
     Total consolidated operating loss                         (354)      (4,091)
                                                             ========     =========

                                                                  DECEMBER 31,
                                                             ----------------------
                                                               2002         2001
                                                             --------     ---------
                                                               U.S.$ IN THOUSANDS
                                                             ----------------------
     NET LOSS
     Net loss of reportable segments                           (234)      (3,751)
     Inter-segments gain (loss)                                  33         (103)
                                                             --------     ---------
     Total consolidated net loss                               (201)      (3,854)
                                                             ========     =========

                                                                  DECEMBER 31,
                                                             ----------------------
                                                               2002         2001
                                                             --------     ---------
                                                               U.S.$ IN THOUSANDS
                                                             ----------------------
     ASSETS
     Total assets for reportable segments                     9,504       14,552
     Investment in held company                               1,218        1,218
     Inter-segments gains                                       (33)        (141)
     Inter-segments assets                                     (808)      (4,523)
                                                             --------     ---------
     Total consolidated assets                                9,881       11,106
                                                             ========     =========

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 18 - SEGMENTS (CONT'D)

     a.   OPERATING SEGMENTS (CONT'D)

          Other items:

                                             DECEMBER 31, 2002                          DECEMBER 31, 2001
                                 -----------------------------------------  ---------------------------------------
                                                                  TOTAL                                   TOTAL
                                                              CONSOLIDATED                             CONSOLIDATED
                                  REPORTABLE                    FINANCIAL   REPORTABLE                  FINANCIAL
                                   SEGMENTS     ADJUSTMENTS   STATEMENTS     SEGMENTS    ADJUSTMENTS    STATEMENTS
                                 ------------  -------------  ------------  -----------  ------------   -----------
                                              U.S.$ IN THOUSANDS                         U.S.$ IN THOUSANDS
                                 -----------------------------------------  ---------------------------------------
          Interest income                 80               -          80             94           (4)             90
          Interest expenses              234               -         234            418           (4)            414

     b. Information about sales that are attributed to geographic areas based on the location of the customers - see Note 16b(1).

     c. In Management's opinion, the Company's business activity constitutes one product line.

     d.   Information regarding significant customers is presented in Note
          16b(2).

NOTE 19 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA

     The financial statements are prepared in accordance with generally accepted accounting principles applicable in Israel (Israeli GAAP), which differs in certain respects from those applicable in the United States of America (U.S. GAAP). The differences which affect the balance sheets and statement of operations relate principally to the following items, and the effect of the adjustments on certain balance sheet items are set out below:

     (a)  EFFECT ON STATEMENTS OF OPERATIONS

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                               2002        2001        2000
                                                            ---------   ----------  ---------
                                                                U.S. DOLLARS IN THOUSANDS
                                                            -------------------------------
          Net income (loss) as reported                        (201)      (3,854)     2,922
          Gain on issuance of shares to third party in
            held company *                                        -            -       (140)
                                                            ---------   ----------  ---------

          Net income (loss) according to U.S. GAAP             (201)      (3,854)     2,782
                                                            =========   ==========  =========

          *   See (d) below.

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 19 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT'D)

     (b)  EFFECT ON BALANCE SHEET ITEMS

                                              DECEMBER 31, 2002                         DECEMBER 31, 2001
                                  -----------------------------------------  ----------------------------------------
                                                                 AS PER                                     AS PER
                                   AS REPORTED   ADJUSTMENT    U.S. GAAP       AS REPORTED   ADJUSTMENT    U.S. GAAP
                                  ------------- ------------  -----------    -------------- ------------  -----------
                                                               U.S. DOLLARS IN THOUSANDS
                                  -----------------------------------------------------------------------------------
          Assets held
          For severance*                     -          347          347                 -          302          302
                                  ============= ============  ===========    ============== ============  ===========
          Accrued
          severance pay *                 (356)        (347)        (703)             (353)        (302)        (655)
                                  ============= ============  ===========    ============== ============  ===========

          *  See (c) below.

     (c)  LIABILITY FOR SEVERANCE PAY

          Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability. The net amount of the liability and the amounts so funded are disclosed in Notes 10 and 15 b. Under U.S. GAAP, the severance pay liability is included in the balance sheets at the full amount of the liability and the total amounts funded should be presented as long-term investments.

     (d)  GAIN ON ISSUANCE OF SHARES TO THIRD PARTY IN START UP HELD COMPANY

          Under Israeli GAAP the Company recognized a capital gain in the amount of $140 thousand. According to U.S. GAAP this gain was attributed to capital reserve.

     (e)  STOCK OPTION PLAN

          Under U.S. GAAP, companies have an option to record compensation expense for stock options issued to employees based on either the fair value of the options issued or the difference between the fair value of the underlying stock and the exercise price (intrinsic value). When companies elect to account for stock options using the intrinsic value, they must make additional disclosures relating to the impact of using fair values.
          For purposes of the options issued in 1997 and thereafter, the Company is accounting for stock options issued to employees using the intrinsic value.
          Under U.S. GAAP the Company applies APB - 25 in its financial statements and in certain events Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company is required to disclose pro forma data according to SFAS 123. Therefore, had compensation expense for stock options granted under the Company's Stock Option Plan been determined based on the fair value at the date of grant, consistent with the method of SFAS 123.

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 19 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT'D)

     (e)  STOCK OPTION PLAN (CONT'D)

          The Company's net income and earnings per Ordinary Share would have changed to the pro forma amounts indicated below:

                                                                               YEAR ENDED DECEMBER 31,
                                                                           ------------------------------
                                                                             2002       2001       2000
                                                                           --------   --------   --------
                                                                              U.S. DOLLARS IN THOUSANDS
                                                                           ------------------------------
          Net income (loss) as reported - see note 19a                       (201)     (3,854)     2,782
          Add: application of compensation expenses
            according to Statement 123                                        (87)       (309)      (249)
                                                                           --------   --------   --------
          Pro forma net income (loss)                                        (288)     (4,163)     2,533
                                                                           ========   ========   ========
          Earnings (loss) per ordinary share (NIS 0.01 par value),
            as reported basic according to U.S. GAAP                        (0.07)      (1.38)      0.99
                                                                           ========   ========   ========
          Earnings (loss) per ordinary share (NIS 0.01 pare value
            as reported diluted according to U.S. GAAP                      (0.07)      (1.38)      0.95
                                                                           ========   ========   ========
          Earning (loss) per ordinary share (NIS 0.01 par value),
            pro forma - basic                                               (0.10)      (1.49)      0.90
                                                                           ========   ========   ========
          Earning (loss) per ordinary share (NIS 0.01 par value),
            pro forma - diluted                                             (0.10)      (1.49)      0.86
                                                                           ========   ========   ========

          The fair value of each option granted is estimated on the date of grant, using the Black & Scholes option pricing model with expected volatility of 31% on December 31, 2002 and using the following weighted average assumptions:

          1. The exercise price per Ordinary Share would be the initial public offering price of U.S.$ 5, regarding the 98,500 options outstanding on January 1, 1998 and the 105,500 options granted during 1998. As to options granted during 2002 and 2001, the exercise price per ordinary share is as described in Note 12.
          2.   Dividend yield of zero percent.
          3. Risk-free interest rate of 1.5%, which represents risk free interest rates to dollar-linked financial instruments as published by the Israeli Stock Exchange as of December 2002.
          4. Expected lives of 5, 5 and 7 years (2002, 2001 and 2000 respectively) as of the date of grant according to Management's opinion. (except for options granted to a third party with expected lives of approximately 4.5 years).
          5. The weighted average fair value of the options granted during the reported year (the exercise price of which is greater than or equal to the shares' market value on the date of grant) is U.S.
               $ 2.225.
          6. There is no earnings per ordinary share dilution caused by the options granted for the years 2002 and 2001. The compensation expense associated with these options is amortized over their vesting period.

    (f)   EARNINGS PER SHARE

          Under Israeli GAAP, the dilutive effect of options is included in the computation of basic earnings per share if the exercise is considered to be probable, based on the ordinary relationship between the market price of the shares stemming from the exercise of the options and the discounted present value of the future proceeds derived from the exercise of the options.

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 19 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT'D)

     (f)  EARNINGS PER SHARE (CONT'D)

          Under U.S. GAAP the Company applies SFAS 128 "Earnings per share"
          (EPS). Based on the guidelines set forth in this standard, the basic EPS shall be computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.
          The objective of diluted EPS is to measure the performance of an entity over the reporting period while giving effect to all diluted potential common shares that were outstanding during the period. For US GAAP reconciliation purposes the dilutive effect of issued options is computed by application of the "treasury stock" method. Anti-dilutive common stock equivalents are not included in the computation of earning per share.

          The following summarizes information related to the computation of the basic and diluted EPS:

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                ---------------------------------
                                                                   2002        2001       2000
                                                                ----------   ---------  ---------
                                                                    U.S. DOLLARS IN THOUSANDS
                                                                ---------------------------------
          Net income (loss)                                         (201)     (3,854)     2,782
                                                                ==========   =========  =========

                                                                  NUMBER OF SHARES IN THOUSANDS
                                                                ---------------------------------
          Weighted average number of common shares
            outstanding used in basic EPS calculation              2,795       2,795      2,800

          Add assumed exercise of outstanding stock options
            as adjustments for dilutive securities                     -           -        144
                                                                ----------   ---------  ---------

          Weighted average number of common shares
            outstanding used in dilutive EPS calculation           2,795       2,795      2,944
                                                                ==========   =========  =========

          Basic EPS - U.S.$                                        (0.07)      (1.38)      0.99
                                                                ==========   =========  =========

          Diluted EPS - U.S.$                                      (0.07)      (1.38)      0.95
                                                                ==========   =========  =========

     (g)  EARNINGS FROM "APPROVED ENTERPRISES"

          Under the Israeli Law for Encouragement of Capital Investments, 1959, a company which owns an "approved enterprise", and which chooses the "alternative benefits" track, is exempted from income tax on undistributed earnings which derive from the enterprise, during the period of benefits ("tax exempt earnings").
          In the event that a dividend is distributed out of tax exempt earnings, the Company will be subject to tax at a rate of 20% - 25% on the amount distributed.

          IN ACCORDANCE WITH ISRAELI GAAP:
          Deferred tax should not be provided in respect to such undistributed tax-exempt earnings, if the Company's policy is not to initiate such a dividend distribution.

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 19 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT'D)

     (g)  EARNINGS FROM "APPROVED ENTERPRISES" (CONT'D)

          IN ACCORDANCE WITH U.S. GAAP:
          Under SFAS 109, a deferred tax liability normally would be recorded relating to taxes that would be owed on the distribution of profits even if management does not intend currently to declare dividends. However, under Israeli tax law, a company could be liquidated and profits distributed with no tax liability to the company; rather, the shareholders would incur the tax liability. If the Company can represent that profits could be distributed tax free in a liquidation, and the undistributed earnings are essentially permanent in duration, a deferred tax liability does not need to be recorded.

     (h)  RECENTLY ISSUED ACCOUNTING STANDARDS

          In June 2001, FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset.

          Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

          In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

          In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. As of December 31, 2002 no other disclosure are required.

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 19 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT'D)

     (h)  RECENTLY ISSUED ACCOUNTING STANDARDS (CONT'D)

          In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

          In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment.
          The Company is currently evaluating the effect of EITF 00-21 on the consolidated financial statements.

                                                            ACS - Tech 80 Ltd.
                                                        (An Israeli Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

NOTE 19 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT'D)

     (h)  RECENTLY ISSUED ACCOUNTING STANDARDS (CONT'D)

          In April 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. The Company is currently evaluating the impact of adopting Statement 149 on its financial statements.

          In May 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.

NOTE 20 - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     a. In January 2003 the Company entered into a new Management Agreement with Z.Z. Orav Ltd., (Orav) which is a private company owned and controlled by Mr. Ze'ev Kirshenboim, the Chief Executive Officer and President of the Company, and the holder of approximately 22% of the Company's outstanding shares, whereby Orav will provide management services, all of which shall be provided on behalf of Orav by Mr. Kirshenboim. The Management Services shall consist of the performance of the function of Chief Executive Officer of the Company, until the Company resolves otherwise. The term of this Agreement shall commence on January 1, 2003 and shall be in effect for a period of five 5 years thereafter. The Management Agreement was approved by the Company's annual shareholders meeting.

     b.   In March 2003, a comprehensive re-evaluation of the status of "Netzer"
          - a start up company in which the Company holds 18.9% of share capital (see Note 6) was preformed, showing that the rate of expected revenue flow is slower than expected. The forecasts were modified to reflect a postponement of nine to twelve month in revenue realization. Consequently, a U.S.$ 2,000 thousand investment in Netzer by a third party was changed to reflect a post-investment valuation of approximately U.S.$ 6,200 thousand. Since the market potential for Netzer's products remains high, and since Netzer plans to raise additional funds during the second half of 2003 reflecting a much higher company valuation, the Company's Management concluded that the decrease which occurred in 2003 is only temporary.

                                                                      %             %
                                                                -------------    -------
HOLDING ENTITY       HELD ENTITY                                SHARE CAPITAL    CONTROL
--------------       -----------                                -------------    -------
The Company          ACS Motion Control 1998 Ltd.                   99.8%         99.8%

                     Netzer Precision Motion Sensors Ltd.
                       (formerly Netzer Motion Sensors Ltd.)        18.9%         16.7%

                     Technology 80 Inc.
                     (d/b/a ACS TECH80 Inc.)                         100%          100%

                     ACS TECH 80 Europe B.V.                         100%          100%

                                      - - -