Form 20-F
period 2003-12-31
ACS - TECH 80 LTD
filed 2004-07-15
CIK 1038144

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE TRANSITION PERIOD FROM ________ TO ________
                        Commission file number 001-14662


                                ACS - TECH 80 LTD
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

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

Ordinary Shares, par value NIS 0.01 per share               Nasdaq SmallCap(R)Market


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

                            2,821,752 ORDINARY SHARES
--------------------------------------------------------------------------------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [_]

     Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [_]     Item 18 [X]

                                TABLE OF CONTENTS




                                                                     Page
                                                                     ----

        Forward Looking Statements                                     3

                                     PART I

Item 1. Identity of Directors, Senior Management and Advisers          5
Item 2. Offer Statistics and Expected Timetable                        5
Item 3. Key Information                                                5
            Selected Financial Data                                    5
            Risk Factors                                               6
Item 4. Information on the Company                                    14
Item 5. Operating and Financial Review and Prospects                  22
Item 6. Directors, Senior Management and Employees                    32
Item 7. Major Shareholders and Related Party Transaction              43
Item 8. Financial Information                                         45
Item 9. The Offer and Listing                                         46
Item 10.Additional Information                                        47
            Memorandum and Articles of Association                    47
            Exchange Controls                                         51
            United States Federal Income Tax Considerations           52
            Israeli Taxation                                          55
            Documents on Display                                      58
Item 11. Quantitative and Qualitative Disclosures about Market Risk   58
Item 12. Description of Securities Other than Equity Securities       59



                                     PART II

Item 13  Defaults, Dividends Arrearages and Delinquencies             59
Item 14. Material Modifications to the Rights of Security Holders
            and Use of Proceeds                                       59
Item 15. Controls and Procedures                                      59
Item 16  [Reserved]                                                   60
Item 16A Audit Committee Financial Expert                             60
Item 16B Code of Ethics                                               60
Item 16C Principal Accountant's Fees and Services                     60

                                    PART III

Item 17. Financial Statements                                         61
Item 18. Financial Statements                                         61
Item 19  Exhibits                                                     62


SIGNATURES                                                            63

                                  INTRODUCTION

     As used in this Annual Report on Form 20-F, references to "we", "our", "us", "ACS-Tech80" or the "Company" are references to ACS - Tech 80 Ltd, a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries, unless indicated otherwise.

     Our consolidated financial statements have been prepared in United States dollars and in accordance with accounting principles generally accepted in Israel, or Israeli GAAP. See Note 2 of the Notes to our Consolidated Financial Statements. All references in this Annual Report to "U.S. dollars," "dollars" or "$" are to United States dollars and all references in this Annual Report to "NIS" or "shekels" are to New Israeli Shekels.

     For the reader's convenience, some financial information has been translated from New Israeli Shekels, or NIS, to U.S. dollars, using the representative exchange rate as published by the Bank of Israel as of December 31, 2003 (U.S. $1.00 = NIS 4.379). The U.S. Dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate.

                           FORWARD LOOKING STATEMENTS

     This report, and the other reports we have filed from time to time with the SEC, contain forward-looking statements. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates" and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements. In particular, these statements include, among other things, statements relating to:

     o    our business strategy;

     o    the development of our products;

     o    our business prospects; and

     o    our liquidity.

     Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from what is currently anticipated, including those associated with global economic downturns and the cyclical nature of specific market segments that we target, as well as changes in Israeli economic and political conditions, hostilities between Israel and the Palestinian Authority, Israel's relationships with neighboring Arab countries, the availability of labor and other factors discussed under "Item 3. Key Information - 3D. Risk Factors". We make cautionary statements throughout this report, including under "Risk Factors." All statements other than statements of historical facts included in this report are forward-looking statements. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this report, the materials referred to in this report, the materials incorporated by reference into this report, and our press releases. However, such cautionary statements should not be deemed to be all risks and uncertainties to which we are or may in the future be subject. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Furthermore, we operate in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond our control. Further information regarding these and other risks is described from time to time in our filings with the Securities and Exchange Commission.

     We cannot guarantee our future results, levels of activity, performance or achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements.

     We undertake no obligation to update any of the forward-looking statements after the date of this report.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

3A.  SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial information of ACS -Tech 80 Ltd. You should read this table together with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements, including the related notes, contained elsewhere in this Annual Report. The selected consolidated financial data presented below as of and for each of the last five fiscal years ended December 31, 2003 have been derived from our audited consolidated financial statements for the relevant years.



                                                 AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------
                                               2003      2002       2001       2000      1999
                                              ------    ------     ------     ------    ------
                                                               CONSOLIDATED
                                              U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                              ------------------------------------------------
STATEMENT OF OPERATIONS DATA:
 ISRAELI GAAP:
 Revenues                                      9,205     7,907      8,717     16,545     6,428
 Operating income (loss)                         871      (354)    (4,091)     3,587      (608)
 Net income (loss)                               822      (201)    (3,854)     2,922      (833)
 Earnings (loss) per Ordinary Share:
     Basic in U.S. dollars                      0.28     (0.07)     (1.33)      0.91     (0.30)
     Diluted in U.S. dollars                    0.26     (0.07)     (1.33)      0.91     (0.30)
 U.S. GAAP:
 Net income (loss)                               822      (201)    (3,854)     2,782      (833)
 Earnings (loss) per Ordinary Share
     Basic in U.S. dollars                      0.29     (0.07)     (1.38)      0.99     (0.30)
     Diluted in U.S. dollars                    0.29     (0.07)     (1.38)      0.95     (0.30)
 Weighted average number of shares used in
 computation of earnings (loss) per share:
     Basic                                     2,795     2,795      2,795      2,800     2,733
     Diluted                                   2,795     2,795      2,795      2,944     2,733
   BALANCE SHEET DATA:
 ISRAELI GAAP:
 Total assets                                 10,268     9,881     11,106     16,746    13,620
 Net assets                                    6,460     5,635      5,836      9,690     6,566
 Capital stock                                     9         9          9          9         9
 U.S. GAAP:
 Total assets                                 10,680    10,228     11,408     17,060    13,870
 Net assets                                    6,460     5,635      5,836      9,690     6,566
 Capital stock                                     9         9          9          9         9

EXCHANGE RATE DATA

     The following table sets forth information concerning the representative exchange rate of the NIS to the U.S. Dollar, as published by the Bank of Israel, for the years 1999 through 2003 and for each of the months in the six-month period ended May 31, 2004, expressed in US dollars per NIS.

     The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.


                                                                   EXCHANGE RATES
                                                    RATE AT      AVERAGE      HIGHEST         LOWEST
FOR THE YEAR ENDED DECEMBER 31                     PERIOD END      RATE         RATE          RATE
                                                                    (USD PER NIS)
1999                                                 4.153         4.154        4.288        4.013
2000                                                 4.041         4.067        4.198        3.967
2001                                                 4.416         4.219        4.416        4.067
2002                                                 4.737         4.736        4.994        4.437
2003                                                 4.379         4.548        4.924        4.283
For the month ended:
January 31, 2004                                     4.483         4.4235       4.483        4.371
February 29, 2004                                    4.485         4.4638       4.493        4.437
March 31, 2004                                       4.528         4.5031       4.528        4.483
April 30, 2004                                       4.588         4.5523       4.599        4.515
May 31, 2004                                         4.555         4.5955       4.634        4.555
June 30, 2004                                        4.497         4.5166       4.552        4.490



     On July 9, 2004, the representative exchange rate of the NIS to the US Dollar, as published by the Bank of Israel, was NIS 4.48 to $1.00.

3B.  CAPITALIZATION AND INDEBTEDNESS

     Not applicable

3C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable

3D.  RISK FACTORS

RISK FACTORS RELATED TO THE COMPANY:

WE HAVE FOUR CUSTOMERS THAT ARE RESPONSIBLE FOR A SUBSTANTIAL PORTION OF OUR REVENUES. THE LOSS OF ANY OF THESE CUSTOMERS OR A MATERIAL DECREASE IN THE QUANTITY OF SALES TO ANY OF THEM COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND REVENUES.

     For the years ended December 31, 2003, 2002 and 2001, four customers represented approximately 52%, 43% and 35%, respectively, of our sales. For the year ended December 31, 2003 one customer accounted for 18% of our sales. We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues. We do not have long-term purchase contracts with our customers and our sales arrangements with them do not have minimum purchase requirements.

The loss of any of these customers or a material decrease in the quantity of sales to any of them could have a material adverse effect on our results of operations and revenues.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE WITH LARGER INTERNATIONAL COMPANIES; AS A SMALLER COMPANY WE MAY LACK THE OPERATIONS AND FINANCIAL, MARKETING, HUMAN, AND OTHER RESOURCES NEEDED TO MAINTAIN OR CAPTURE INCREASED MARKET SHARE; OUR REVENUES MAY DECREASE AS OUR COMPETITORS INTRODUCE EQUIVALENT PRODUCTS.

     The segment of the market in which we compete is characterized by a high degree of fragmentation. Companies concentrate their development and sales efforts on specific small market niches because many customers, especially OEMs, require high levels of support and technical expertise. Competition is primarily on the basis of cost, performance, capabilities, reliability, support, and safety. Many of our competitors are international companies with significantly larger operations and greater financial, marketing, human, and other resources than ours, which may give them competitive advantages, such as the ability to market their products in larger quantities and at lower prices than us. Our sales and our sale prices may decline significantly as our competitors introduce equivalent or superior products. Our overall profitability depends on our ability to continuously introduce new advanced products at competitive prices. We may not be able to introduce new advanced products on a timely basis. In addition, many of our competitors are moving their manufacturing facilities to countries where the cost of production is significantly lower than in Israel and the United States, where we produce most of our products thus decreasing their cost and thereby the sale price of their products.

OUR ABILITY TO STAY COMPETITIVE AND OUR SUCCESS DEPENDS LARGELY ON OUR ABILITY TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE ADDITIONAL MOTION CONTROL PRODUCTS IN A TIMELY MANNER.

     Our ability to stay competitive and future results of operations depend, to a significant degree, upon our ability to successfully develop additional products and achieve increased market penetration. We must develop, test and manufacture products and prove that our products are competitive from both the technological and cost aspects. Our products must meet industry standards in the geographical regions in which we operate. The development and commercialization process of our products is both time-consuming and costly and involves business risks. Our future products, if and when fully developed and tested, may not perform as we expect or compete successfully with products developed by our competitors. Further, there can be no assurance that the cost of our future development efforts will not materially increase due to technological or other advancements.

WE DEPEND ON KEY SUPPLIERS FOR THE SUPPLY OF ESSENTIAL COMPONENTS FOR OUR PRODUCTS.

     We depend on the supply of essential components in our motion control systems by suppliers who are the single source of supply of such items. Among such components are processors, servo processors, and other motion controller components. As we have no supply agreements with these companies, we cannot guaranty that such suppliers will continue to make such components, will continue to supply us with such components on favorable terms, or will supply such components to us at all, in the future. In any such event, our production capabilities could be materially adversely affected.

THE DOLLAR COST OF OUR OPERATIONS IN ISRAEL WILL INCREASE TO THE EXTENT INCREASES IN THE RATE OF INFLATION IN ISRAEL ARE NOT OFFSET BY A DEVALUATION OF THE NIS IN RELATION TO THE U.S. DOLLAR, WHICH WOULD HARM OUR RESULTS OF OPERATIONS.

     Since a considerable portion of our expenses such as employees' salaries are linked to an extent to rate of inflation in Israel, the dollar cost of our operations is influenced by the extent any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2001 and 2002, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. During 2003, however, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

WE MAY BE SUBJECT TO CURRENCY FLUCTUATION.

     The U.S. Dollar cost of our operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the U.S. Dollar. Our U.S. Dollar costs will increase if this "gap" widens and the devaluation rate fails to keep pace with the rate of inflation in Israel, and conversely, we may benefit if the rate at which Israeli currency devalues against the U.S. Dollar exceeds the rate of inflation in Israel. In the years ending December 31, 2003, 2002, 2001, 2000 and 1999, the annual inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the U.S. Dollar was 5.7%, (0.8)%, (7.9)%, 2.7% and 1.5%, respectively. The closing representative exchange rate of the U.S. Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.379, NIS 4.737, NIS 4.416, NIS 4.041 and NIS 4.153, respectively. As a result, we experienced increases in the U.S. Dollar costs of operations in Israel in 1999, 2000 and 2003, and decreases in 2001 and 2002. We cannot assure you that we will not be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. We do not currently, and have no plans to, utilize currency hedging instruments, and we do not hold or issue derivative securities.

OWNERSHIP OF OUR ORDINARY SHARES IS CONCENTRATED WHICH MAY DELAY, IMPEDE OR DISCOURAGE A TRANSACTION BENEFICIAL TO OUR SHAREHOLDERS.

     As of July 9, 2004, Ze'ev Kirshenboim, our President and Chief Executive Officer, beneficially owned approximately 25% of our outstanding ordinary shares, and Jacob Engel, one of our directors and a brother-in-law to Mr. Kirshenboim, beneficially owned approximately 19% of our ordinary shares. The concentration of our share ownership may:

     o    delay or prevent a change in control of the company;

     o impede a merger, consolidation, takeover, or other transaction involving the company; or

     o discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

OUR TECHNOLOGY AND DESIGNS ARE NOT PROTECTED BY PATENTS; THE SUCCESS OF OUR PRODUCTS DEPENDS ON OUR ABILITY TO SUCCESSFULLY DEFEND OUR INTELLECTUAL PROPERTY RIGHTS; OUR TECHNOLOGY MAY BE FOUND TO INFRINGE UPON THE PATENTS OR OTHER INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH COULD CAUSE US TO LOSE MARKET SHARE, LIMIT OUR GROWTH, REDUCE OUR PROFITABILITY, AND INCREASE OUR OPERATING EXPENSES.

     Our ability to compete effectively depends, and will depend, in large part, on our ability to maintain the proprietary nature of our products and technologies. We currently do not hold, have not filed for, and have no intention of filing for, patent protection in any country with respect to our proprietary technology. We depend on trade secret laws, copyright law, unfair competition law and upon the execution by our officers, directors, employees, consultants, and subcontractors of confidentiality agreements relating to the proprietary nature of our technology to protect our intellectual property. Confidentiality agreements do not, however, afford complete protection, and to the extent that these intellectual property and other laws do not adequately protect our technology, others may independently develop our know-how and information or otherwise design around the confidentiality agreements entered with us. Accordingly, we cannot assure you that we will be successful in deterring others from developing or marketing, legally or otherwise, competitive products utilizing our proprietary designs and technologies, which could cause us to lose market share, limit our growth, reduce our profitability, and increase our operating expenses.

     Furthermore, there can be no assurance that our technology will not be found to infringe upon the patents or other intellectual property rights of others. If we should be found to infringe upon the patents or otherwise impermissibly utilize the intellectual property of others, our ability to utilize our technology could be materially restricted or prohibited. In such event we may be required to obtain licenses from such third parties or otherwise redesign our products so as not to utilize such intellectual property, each of which may be uneconomical or otherwise impossible. We cannot assure you that any license required under any such patents or proprietary rights could be obtained on terms acceptable to us, or at all.

     The trend toward litigation regarding patent and other intellectual property rights in the technology industry exposes us to litigation by third parties. Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks.

REAL OR PERCEIVED FUTURE SALES OF OUR ORDINARY SHARES IN THE PUBLIC MARKET AND LOW TRADING VOLUME COULD CAUSE OUR SHARE PRICE TO SIGNIFICANTLY DECLINE, OR MAKE IT MORE DIFFICULT FOR US TO RAISE ADDITIONAL FUNDS.

     As of the date of this annual report we have approximately 3 million ordinary shares outstanding. Approximately 42% of these shares are "restricted securities" available for resale, subject, however, to volume limitations under Rule 144. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. In addition, we have experienced a low trading volume of our ordinary shares, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and our share price may significantly decline. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

OUR SHARE PRICE HAS FLUCTUATED IN THE PAST AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE.

     The market price of our ordinary shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our ordinary shares may be significantly affected by factors such as the announcements of new products or product enhancements by us or our competitors, technological innovations by us or our competitors or quarterly variations in our results of operations. In addition, any statements or changes in estimates by analysts covering our shares or relating to the motion control systems industry could result in an immediate effect that may be adverse on the market price of our shares.

     Trading in shares of companies listed on the Nasdaq SmallCap in general, and trading in shares of technology companies in particular, has been subject to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These factors may depress the market price of our ordinary shares, regardless of our actual operating performance.

     Securities litigation has also often been brought against companies following periods of volatility in the market price of its securities. In the future, we may be the target of similar litigation that could result in substantial costs and diversion of our management's attention and resources.

OUR BUSINESS DEPENDS ON OUR ABILITY TO RECRUIT AND RETAIN PROFESSIONAL PERSONNEL. IF WE ARE UNABLE TO ATTRACT AND RETAIN PERSONNEL WITH NECESSARY SKILLS WHEN NEEDED, OUR BUSINESS AND EXPANSION PLANS COULD BE MATERIALLY ADVERSELY AFFECTED.

     Our ability to attract and retain highly skilled personnel is critical to our operations and expansion, especially our research and development and marketing capabilities. We face competition for such personnel from other companies and organizations, many of which have significantly larger operations and greater financial, marketing, human, and other resources than we do. Due to the high level of mobility in our industry, we cannot assure you that we will be able to continue to retain key personnel. If we are unable to attract and retain personnel with necessary skills when needed, our business and expansion plans could be materially adversely affected.

BECAUSE WE DO NOT INTEND TO PAY ANY CASH DIVIDENDS ON SHARES OF OUR ORDINARY SHARES IN THE FORESEEABLE FUTURE, OUR SHAREHOLDERS WILL NOT BE ABLE TO RECEIVE A RETURN ON THEIR SHARES UNLESS THEY SELL THEM.

     We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them, and then only if sold for a profit.


RISKS FACTORS RELATED TO THE INDUSTRY:

ECONOMIC DOWNTURNS AND CYCLICAL NATURE OF SPECIFIC MARKET SEGMENTS THAT WE TARGET COULD RESULT IN SIGNIFICANT DECREASE IN SALES.

     Our products are intended for specific industries, such as the industries for semiconductors, electronics, testing and assembly, advanced printing systems and advanced medical systems and devices. A slowdown in certain geographical regions such as Western Europe, the Far East and the United States, or in certain industries, such as the electronic and semiconductors industries, could have a material adverse effect on our operations and financial results. The manufacturing of motion control systems for the semiconductor and electronic industry is our most significant field of activity, amounting to approximately 50% of our sales. This industry is highly volatile and unpredictable, and we are subject to the industry's business cycles, the timing, length and volatility of which are difficult to predict. For example, our revenues declined by 52% from U.S $16,545 thousand in 2000 to U.S. $7,907 in 2002 due to the downturn experienced by the semiconductor and electronics industries at that time.

TECHNOLOGICAL ADVANCES MAY HINDER OUR GROWTH AND RESULT IN DECREASED SALES.

     The motion control industry is characterized by rapid and significant technological change. Our ability to compete successfully depends, and will continue to depend, in large part, on our ability to maintain a technically competent staff, to maintain rigorous quality control procedures, and to adapt to technological changes and advances in the motion control industry. We cannot assure you that we will be able to maintain such staff or keep pace with the technological demands of the marketplace. In the event that we are unable to maintain such staff or otherwise keep pace with the technological demands of the marketplace, we might lose market share, and our prospects and sales could be materially adversely affected.

BECAUSE WE OPERATE IN INTERNATIONAL MARKETS, WE ARE SUBJECT TO ADDITIONAL RISKS.

     We currently sell our products in a number of countries and we are considering entering additional geographic markets, such as the Chinese market. Our business is subject to risks, which often characterize international markets, including:

     o potentially weak protection of intellectual property rights;

     o economic and political instability;

     o import or export licensing requirements;

     o trade restrictions;

     o difficulties in collecting accounts receivable;

     o longer payment cycles;

     o unexpected changes in regulatory requirements and tariffs;

     o seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

     o fluctuations in exchange rates; and

     o potentially adverse tax consequences.

RISKS FACTORS RELATED TO OUR LOCATION:

WE RECEIVE TAX BENEFITS FROM THE STATE OF ISRAEL THAT MAY BE REDUCED OR ELIMINATED IN THE FUTURE. THE TERMINATION OR REDUCTION OF THE TAX BENEFITS, PARTICULARLY BENEFITS AVAILABLE TO US AS A RESULT OF THE APPROVED ENTERPRISE STATUS OF OUR FACILITY IN ISRAEL, WOULD INCREASE OUR EFFECTIVE TAX RATE.

     Our investment program at our manufacturing facility in Migdal Ha'emek, Israel has been granted approved enterprise status by the State of Israel and we are therefore eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments. By virtue of our approved enterprise status, a portion of our income is tax-exempt. From time to time, the government of Israel has discussed reducing or eliminating the tax benefits available to approved enterprise programs such as ours. The Law for Encouragement of Capital Investments, 1959, will expire on June 30, 2004, unless its terms will be extended. Accordingly, requests for new programs or expansions that are not approved by June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, particularly benefits available to us as a result of the Approved Enterprise status of some of our facility in Israel, the amount of taxes that we pay would likely increase, which in the aggregate, could have a material adverse effect on our net income. In addition, our approved enterprise status imposes certain requirements on us, such as the location of our manufacturing facility and the location of certain subcontractors. If we do not meet these requirements, the law permits the authorities to cancel the tax benefits retroactively. See Item 10 "Additional Information Taxation."

THE GOVERNMENT GRANTS WE HAVE RECEIVED FOR RESEARCH AND DEVELOPMENT EXPENDITURES LIMIT OUR ABILITY TO MANUFACTURE PRODUCTS AND TRANSFER TECHNOLOGIES OUTSIDE OF ISRAEL AND REQUIRE US TO SATISFY SPECIFIED CONDITIONS. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY REQUIRED TO REFUND GRANTS PREVIOUSLY RECEIVED TOGETHER WITH INTEREST AND PENALTIES.

     From 1988 to 2003, we received grants totaling approximately $3.5 million from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of portion of our research and development expenditures. The terms of the Chief Scientist grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the Chief Scientist supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangement for those products or technologies. In addition, we are prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of a governmental committee, and we are prohibited from transferring such technology to third parties outside Israel.

     If we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties. In recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants from 3% to 3.5% and may further accelerate them in the future.

     In February 2004 we have received a letter from the Office of the Chief Scientist ("OCS"), which stated that the royalties paid for the years 2002 and 2003 should be computed on sales of all of our products, not only on sales of products that we claim that were developed with OCS support. The difference between the two computations is estimated at $126 thousand. We believe that our computation is correct and approached the OCS in order to settle the matter. We did not record a provision in respect of the above amount.

PROVISIONS OF ISRAELI LAW COULD DELAY, PREVENT OR MAKE DIFFICULT A CHANGE OF CONTROL, AND THEREFORE DEPRESS THE PRICE OF OUR SHARES.

     Provisions of Israeli law may delay, prevent or make an acquisition of all or a significant portion of our shares or assets undesirable. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. See "Item 10. Additional Information - 10B. Memorandum and Articles of Association - Approval of Certain Transactions" and "-Change of Control". Furthermore, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS ON OUR OFFICERS AND DIRECTORS MAY BE IMPOSSIBLE.

     We are incorporated in Israel. The majority of our executive officers and directors are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these persons in the United States. Additionally, it may difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. Even if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a matter of fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

OUR FINANCIAL RESULTS ARE SENSITIVE TO ECONOMIC CONDITIONS IN ISRAEL.

     Inflation in Israel and devaluations of the NIS impact our financial results. Although Israel has substantially reduced the rates of inflation and devaluation in recent years we could experience losses due to inflation or devaluation. If inflation rates in Israel increase again and hurt Israel's economy as a whole, our operations and financial condition could be negatively impacted. In addition, Israel has in recent years undergone a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate.

WE MAY BE DIRECTLY AFFECTED BY LESS THAN STABLE POLITICAL AND MILITARY CONDITIONS IN ISRAEL. ANY HOSTILITIES INVOLVING ISRAEL OR THREATENING ISRAEL, OR THE INTERRUPTION OR CURTAILMENT OF TRADE BETWEEN ISRAEL AND ITS PRESENT TRADING PARTNERS, COULD ADVERSELY AFFECT OUR OPERATIONS.

     We are incorporated under the laws of the State of Israel and our principal offices and manufacturing and research and development facilities are located in Israel. Accordingly, we are directly affected by economic, political and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, and have led to security and economic problems for Israel. Since October 2000, there has been a substantial escalation in hostilities between Israel and the Palestinians, including numerous suicide bombings of Israeli civilians, leading to violent armed clashes, usually in the territories controlled by the Palestinian Authority. These clashes have led to a halt in the peace talks between Israel and the Palestinians and have also led to the severance of Israel's ties with certain Arab nations. The hostility between Israel and Arab countries and the Palestinians has in the past resulted in a boycott of Israeli firms and products by certain countries and commercial entities. Due to the recent escalations and international criticism of Israel's actions towards the Palestinians, mostly from European countries, certain organizations in several European countries have called for a boycott of products by Israeli manufacturers. Accordingly, our operations could be materially adversely affected by the continuation of terrorism and hostilities involving Israel or if trade relations between Israel and its present trading partners should be curtailed.

OUR RESULTS OF OPERATIONS COULD BE NEGATIVELY AFFECTED BY THE OBLIGATIONS OF OUR PERSONNEL TO PERFORM MILITARY SERVICE.

     All male adult citizens under the age of approximately 48, unless exempt, are obligated to perform military service duty annually for a period of up to approximately 36 days. Additionally, they can be called to active duty at any time under emergency circumstances. Should the hostilities in the region continue to escalate, some of our officers and employees could be called to substantial active military duty, possibly resulting in delays in shipments to customers and other adverse impacts on our business and operations which we can not currently assess.

ITEM 4. INFORMATION ON THE COMPANY

4A.  HISTORY AND DEVELOPMENT OF THE COMPANY

     ACS - Tech 80 Ltd was incorporated under the laws of the State of Israel on June 9, 1985. Our executive offices are located at P.O.B. 5668, Migdal Ha'Emek, Israel 10500, and our telephone number is 011-972-4-6546440. In March 2001 we changed our name from A.C.S. Electronics Ltd. To our current name.

     On September 30, 1999 we completed the acquisition of Technology 80 Inc. (doing business under the name ACS - Tech 80, Inc.) (Tech80). Tech80, located in Minneapolis, is a manufacturer of motion control products that are complementary to our products. Tech80 provides us with an access to the North American market. See "Technology 80, Inc." below.

     In March 2001 we opened a sales office in the Netherlands, through a wholly owned subsidiary named ACS-Tech80 Europe B.V, for the promotion of our European presence and operations.

     We are not a capital-intensive company in terms of fixed assets, but rather invest in research and development and marketing. We expect the amount of capital expenditure during 2004 to be higher than in 2003 and to be funded from our cash flow from operations. During 2003, 2002 and 2001 our capital expenditures totaled U.S. $53 thousand, U.S. $131 thousand and U.S. $603 thousand respectively.


4B.  BUSINESS OVERVIEW

OVERVIEW

     We develop, manufacture, and sell motion control products. Motion control products are products that are integrated into other equipment and machinery such as medical scanners, imaging systems, semi conductor manufacturing equipment, electronic testing and inspection stations, and printing machinery. The purpose of Motion Control products is to provide automated systems with the ability to move accurately, quickly, and in accordance with the needs of a specific application. For example, our products control the movement of a patient table within and through a medical scanner and the movement of a semiconductor wafer under an optical inspection microscope.

     A basic motion control system consists of three parts: (i) a servo motor which converts electrical energy into mechanical energy providing force and speed, (ii) a drive (sometimes called driver or amplifier) that provides the motor with the needed electrical energy voltage and current, and (iii) a controller which provides the driver with the desired current and voltage commands to ensure that the motor moves at the proper speed and force. The controller also receives feedback from sensors that measure the actual speed, force and current of the motor and issues correction commands to ensure proper operation. Actual systems may include many motors and require multi-axis controllers and drives.

     We develop, produce and market multi-axis motion controllers and control modules (motion controllers with integrated drives) that provide accurate, fast and reliable motion control for automated equipment. We offer both standard products and customized products tailored directly to the customer's needs. Our products are integrated into many high-end OEM applications, including semiconductor manufacturing, electronic assembly and testing, medical imaging, packaging, and advanced digital printing.

     Our customer base includes (i) leading international original equipment manufacturers (OEMs), such as Assembleon, a subsidiary of Royal Philips Electronics, a world leader producer of electronic assembly equipment for the global electronics industry, ELGEMS, a subsidiary of General Electric Medical Systems, and Philips Medical Systems, both producers of medical scanners, Applied Materials Ltd., a subsidiary of Applied Materials, Inc., a leading producer of automatic optical inspection systems for the semiconductor industry; Orbotech Ltd, a producer of optical inspection systems for the printed circuit industry and flat panel display, and Anorad Corporation, a Rockwell Automation subsidiary, producer of turnkey high-performance positioning systems used by many OEMs that produce manufacturing and inspection systems for the semiconductor and electronic industries; and (ii) a network of distributors in Europe, Israel, North America and Asia who sell our products to their local customers and provide the customer with training, installation and service.

     Our products are software intensive, user-programmable, and store motion sequences and comprehensive application programs.

     Since our establishment we have been conducting extensive research and development with respect to our motion control products. As a result of such efforts, we have developed an advanced proprietary technology combining diverse and complementary disciplines, including control theory, software, digital, analog, and power electronics.

     The prices of our products range from $500 to $7,000 per product, and we believe our products provide a high performance/cost ratio.

     In 1980, our subsidiary, Tech80, was formed under the laws of the State of Minnesota. Tech80's sales consist mainly of motion controller cards that plug into standard computers. Tech80 is currently a wholly owned subsidiary of us. Prior to its purchase by us in September 1999, Tech80's securities were publicly traded and were delisted as a consequence of our acquisition.

INDUSTRY OVERVIEW

     The international market for industrial motion control systems consists of various sectors of industry and technology, including medical, automotive, science, engineering, production automation, and computer and electronic manufacturing and test equipment. Our products are designed especially for segments within the industrial sector for systems such as advanced medical scanners, printing machinery, electronic manufacturing and inspection, and semi-conductor manufacturing and inspection equipment. The potential of this targeted segment of the market for our current products is estimated to be between $200 million and $300 million per year. The past industry downturn, during the years 2001 and 2002 resulted in a significant decrease in demand for our products in the semiconductor and electronics manufacturing equipment segment. In 2003 customers began making increased investments in capacity and technology, reflecting an improving business environment in the semiconductor and electronics industries.

BUSINESS STRATEGY

     Our goal is to grow and capture a larger share of our target segment of the motion control market. In order to attain this goal, we use a significant portion of our resources to implement the following strategies:

     o MAINTAIN AND ENHANCE OUR TECHNOLOGICAL EDGE THROUGH RESEARCH AND DEVELOPMENT EFFORTS. We develop and produce advanced electronic- and software-intensive products for applications in segments of the motion control marketplace. In order to meet the ever-changing requirements of present and new customers and to maintain our competitiveness, our existing products are subjected to a program of continual critical refinement and new, improved, and more advanced products are developed. We perceive the development of new products as a continuum, with the end of development for one product marking the beginning of the development process for the successor product. Therefore, we intend to continue expending substantial resources on research and development.

     o ENHANCE OUR PRESENCE IN THE NORTH AMERICAN AND EUROPEAN MARKETS. We intend to continue to increase our marketing efforts to address large OEMs in the fields of medical equipment, semiconductor manufacturing equipment, electronic testing and inspection systems, and production of automation systems in North America, through our U.S. subsidiary, Tech80. In March 2001, we opened a sales office in the Netherlands, through a wholly owned subsidiary named ACS-Tech80 Europe B.V, for the promotion of our European presence and increasing the number of distributors.

     o INCREASE THE NUMBER OF DISTRIBUTORS IN THE FAR EAST. We perceive the Japanese and Korean markets as major targets for expansion, and in 2003 we signed distribution agreements with two new distributors in these countries. We are also studying the motion control market in China, which we believe is one of the fastest growing markets in industrial automation.

     o ACHIEVE BRAND NAME RECOGNITION. To gain more brand recognition, we continue our advertising efforts, including articles and news releases in trade magazines, and enhancing our Internet web site. We continue to conduct and plan to increase the number of seminars and training sessions to end customers, OEMs and distributors in Israel, the U.S., Europe, and the Far East. We participate in major industry trade-shows around the globe. We plan to use the internet intensively for the presentation of our products and include advanced simulation tools for demonstration of the mode of operation.

THE COMPANY'S PRODUCTS

     We offer several types of motion control products. All products are designed to include advanced features that are aimed at the specific markets that we serve, such as support for SIN-COS encoders, advanced control algorithms, fast communication to the host, multi-axis synchronization, multi-tasking programming environment and a set of software development and support tools.

     Our products consist of the following:

     o    THE SPIIPLUS SERIES OF HIGH PERFORMANCE CONTROLLERS

     The SpiiPlus Series was originally introduced in 2000. In the years thereafter we introduced new products in that series, including the SpiiPlus-PCI four and eight axis motion controllers and the SpiiPlus-CM two and three axis control module which was introduced in 2004. The SpiiPlus-PCI is a PC plug-in card. It supports fast PCI communication, Ethernet and serial communication.

     The SpiiPlus-CM control module includes the controller, the drivers and the power supply in one compact box and supports Ethernet and serial communication. This series is designed with motion control features and powerful software support tools to enable the user to implement complex and demanding applications in a short period and with little engineering effort. This is our flagship series, and we believe it to be one of the best families of motion controllers in the market. It is based on the latest technology that we have developed during the last five years.

     o    LINE OF SB SERIES OF CONTROLLERS AND CONTROL MODULES

     This line includes the SB214PC two and four axis, PC plug-in controller, the SB214SA stand-alone two and four axis controller with serial communication, the SB1381 and SB1391 single axis control modules that include the controller , the driver and power supply and support serial communication. This line is based on the technology that we developed prior to 2000.

     o    LINE OF LIBRARY PROGRAMMABLE MOTION CONTROLLERS

     This line includes the 5000 PC plug-in 1-3 axis stepper controller, the 565X PC plug-in 2-4 axis servo controller and the 595X PC104 2-4 axis universal controller.

     o    CUSTOMIZED PRODUCTS

     Specially designed products for certain large OEM customers. Such products include sixteen axis control modules for miniature motors, dynamic auto-focus control system, and drivers for electronic assembly robot.

     TECHNOLOGY

     THE SERVO PROCESSOR

     Our control modules and controllers are based on our proprietary, cost-effective technology, which we have designated the "servo processor". The servo processor has been designed entirely by us in order to provide what we believe are superior solutions to the growing needs of current and future machinery and industrial automation. The first generation of the servo processor incorporates a processor core that we have fully designed and optimized for real time motion control algorithms, combined with all the peripheral components that are needed to implement a complete high performance, all-digital control system. During the years 1998 and 1999 we developed the second generation of the "servo processor", named Spii, that further enhances the performance and features of the first generation unit. The servo processor technology provides each motion control system among others, with the following features:

     o    High performance/cost ratio;

     o    Accurate position, velocity and current control capabilities;

     o Universal digital drive implementation that fits most motors by modifying software parameters;

     o Abilities and advanced features that are specifically tailored for the control of linear motors, which are used in many sub-micron accuracy systems, such as automatic identification of some critical parameters of these motors;

     o Programming capabilities that enable the implementation of complete applications without an additional host computer;

     o The ability to work with many types of feedback devices, including encoders, resolvers, and ultra-high resolution laser interferometers that are used in connection with sub-micron semi-conductor manufacturing and test equipment;

     o Coordination of many axes as required by robots and other multi-axis systems;

     o    Accurate synchronization of movement, time, and events; and

     o Advanced features, including real time position event generator, smoothness measurement, and system identification, which are not offered by many other manufacturers.

COMPETITION

     In the markets that we target most of the competitors are private companies with estimated annual sales of between 5 to 40 million dollars. Galil Motion Control, Delta-Tau Data Systems and Motion Engineering Inc. (MEI) are some of these competitors and we compete with them on many occasions. Lately, MEI was acquired by Danaher Corporation, which is engaged in the design, manufacture and marketing of industrial and consumer products. Competition is primarily on the basis of cost, performance, capabilities, reliability, support, and safety. Some of our competitors are companies with greater financial, marketing and human resources than ours, which may give them competitive advantages, such as the ability to market their products in larger quantities and at lower prices than us. Our sales and our sale prices may decline significantly as our competitors introduce equivalent or superior products. Our overall profitability depends on our ability to continuously introduce new products incorporating advanced features at competitive prices. In addition, many of our competitors are moving their manufacturing facilities to countries where the cost of production is significantly lower than in Israel and the United States, where we produce most of our products thus decreasing their cost and thereby the sale price of their products. In addition, we may be adversely affected by our Israeli location, as prospective customers are concerned about the unstable political situation in our region, and as a result may prefer to work with our competitors.

SOFTWARE SUPPORT TOOLS

     The software environment, development, and debugging tools for the servo processor are built into the product itself. In addition, we offer our customers proprietary Microsoft(R) Windows(R)-based software, such as diagnostics and tuning tool user's, application debugging tool, communication tool and full simulator that simplifies the development work and reduces the time and required effort by the user. With such software tools, knowledgeable users are able to adapt and optimize the motion control system according to the needs of their particular application.


MARKETING AND SALES

     We market our products through the following channels: (i) direct sales to leading OEMs and (ii) a network of distributors around the globe which act as value added resellers (VARs) by offering customers a variety of motion control products and services; and (iii) a network of representatives and distributors in the USA.

     Our marketing and sales efforts have been directed mainly toward the medical scanners, semiconductor manufacturing and inspection, electronic manufacturing and inspection, digital printing and special production automation markets.

     Marketing and sales efforts are carried out directly by us, as well as by our distributors and representatives. We promote our products and services primarily through advertising, articles and news releases in technical journals, sales meetings, and training seminars to our distributors and customers. Our distributors and representatives promote our products through local advertising, participation in trade fairs, and organization of seminars for potential and existing customers.

     In March 2001 we opened a sales office in the Netherlands, named ACS-Tech80 Europe B.V., for the promotion of our products in Europe.

CUSTOMERS

     Set forth below is the approximate breakdown of our sales to OEMs and distributors for the years ended December 31, 2003, 2002 and 2001.



CUSTOMER TYPE                                   YEAR ENDED DECEMBER 31,
-------------                                   -----------------------
                            2003                         2002                         2001
                     -------------------          -------------------          -------------------
               U.S. Dollars in   % of Total  U.S. Dollars in  % of Total  U.S. Dollars in  % of Total
                   thousands       sales        thousands       sales       thousands        sales
                     -----         -----          -----         -----          -----         -----
OEMs                 6,726            73%         6,369            81%         6,692            77%
Distributors         2,479            27%         1,538            19%         2,025            23%
                     -----         -----          -----         -----          -----         -----
    Total            9,205           100%         7,907           100%         8,717           100%



     In 2003 our sales to OEMs consisted of approximately 25% to the semi-conductors industry, 27% to the electronics industry, 30% to the medical scanning industry, 11% to the general automation industry, 5% to the printing industry and 2% to others.

     Set forth below is the approximate breakdown of our sales in the different geographic regions in which we operate for the years ended December 31, 2003, 2002, and 2001.


GEOGRAPHIC REGION                                YEAR ENDED DECEMBER 31,
-------------                                    -----------------------
                             2003                         2002                         2001
                      -------------------          -------------------          -------------------
                U.S. Dollars in   % of Total  U.S. Dollars in  % of Total  U.S. Dollars in  % of Total
                    thousands       sales        thousands       sales       thousands        sales
                      -----         -----          -----         -----          -----         -----
Israel                2,594            28%         3,091            39%         2,899            33%
Europe                3,572            39%         1,879            24%         2,306            27%
Asia                    167             2%           299             4%           179             2%
North America         2,868            31%         2,634            33%         3,327            38%
Other                     4             -              4             -              6             -
                      -----         -----          -----         -----          -----         -----
    Total             9,205           100%         7,907           100%         8,717           100%


SEASONALITY

     We have not identified a clear seasonal pattern to our business.

RESEARCH AND DEVELOPMENT

     We believe that our future success will depend upon our ability to enhance our existing products and develop and introduce new products that address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distributors and major resellers, which provide significant feedback for product development and innovation. Our research and development efforts have resulted in the evolution of product lines, all of which have been internally designed and programmed. Our efforts have emphasized the development of advanced technology and new products and the enhancement and refinement of existing products in response to rapidly changing customer specifications and industry needs. As a result, we offer advanced solutions to the growing needs of new automated machinery.

     Our research and development department consists of highly skilled personnel. As of December 31, 2003, approximately 32% of our total workforce was engaged in research and development.

     Our expenditures for research and development for 2003, 2002 and 2001 were as follows:


                             YEAR ENDED DECEMBER 31,
                            --------------------------
                             2003      2002      2001
                            ------    ------    ------
                            U.S. DOLLARS IN THOUSANDS
                            --------------------------
Gross R&D Expenses           1,415     1,664     2,604
Grants and Participations     (430)     (459)     (447)
                            ------    ------    ------
Net R&D Expenses               985     1,205     2,157



     The decrease in our research and development expenditures over the last two years reflects our decision in February 2002 to terminate our Research and Development activities in our U.S. subsidiary and concentrate all such activity in our Israeli location. Our research and development activity is supported by grants provided by the Israeli government through the Ministry of Industry and Trade -- Office of the Chief Scientist (OCS). As a condition to the participation in the funding of research and development program by the OCS, we are forbidden by law from transferring the technologies developed using such funds out of Israel without the consent of the OCS. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the Israeli Government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. We anticipate that, for so long as such governmental research and development grants continue to be available we will likely seek, from time to time, to utilize such grants. We have submitted an application for OCS funding for 2004, which was approved by the OCS. There is no guarantee that we shall continue to receive OCS funding in the future. We are committed to pay to the Israeli Government royalties on proceeds from the sale of products, which are funded by such Government grants. Under the terms of our funding from the OCS, royalties of 4% were payable from January 1, 1997 to December 31, 1999, and 5% are payable thereafter. Notwithstanding the foregoing, temporary regulations have been changed and royalties of only 3% were paid from January 1, 1997 to December 31, 1999 and royalties of 3.5% were payable in the years 2000 through 2003, in accordance therewith. Such royalty payments discontinue when 100% of the grant has been repaid. The royalties are linked to the U.S. Dollar, and for grants received after January 1, 1999 also bear interest at the rate of the LIBOR.

PRODUCTION AND SOURCES OF SUPPLY

     We manufacture our products at our plant located in Migdal Ha'Emek, Israel. Legacy products that were developed by Technology 80 Inc. prior to the acquisition in 1999 are manufactured at Tech80's plant in Minneapolis. Both plants use subcontractors to assemble electronic boards and for the manufacturing of mechanical and electrical components.

     Most electronic components are imported from the United States, Europe and the Far East. Our production capacity is sufficient for our level of sales and permits us, in most cases, to ship products within three months of receipt of customer orders if requested by the customer.

     Most of the components required for our products are available from a number of sources throughout the world at competitive prices. In respect to most of the components, we do not anticipate the loss of any of their source of supply to have a material adverse effect on us. Notwithstanding the foregoing, we depend on the supply of certain key components in our motion control systems by suppliers who are our single source of supply of such items. Among such components are processors, manufactured by Intel and the Spii, manufactured by LSI Logic. In addition, Tech80 depends on the supply of motion controller components manufactured by Performance Motion Devices (PMD), LSI Computer Systems, and by National Semi Conductor.

     We have no written supply agreements with most of these companies, and there can be no guaranty that such suppliers will continue to make such components, will continue to supply us with such components on favorable terms, or continue to supply us with such components at all, in the future. In such an event, our production capabilities could be materially adversely affected. To date, none of such events has occurred.

     Our products meet the safety and electromagnetic compatibility (EMC) requirements of the European Community market and are CE marked. Some of our products also satisfy the safety requirements of the Underwriters' Laboratory
(UL) and are UL listed. Our quality system in Israel only is ISO 9001 certified.

MANAGEMENT INFORMATION SYSTEMS

     In the first quarter of 2002, we implemented an Enterprise Resource Planning system (ERP) to improve efficiency and increase the potential for greater profitability through increased productivity, enhanced asset management, better inventory handling and production planning.

INTELLECTUAL PROPERTY

     We currently hold no patents in any country and have no intention of filing for patent protection in any country with respect to our technology. See "Item
3. Key Information -- 3D. Risk Factors "Our proprietary technology and designs are not protected by patents ...". We depend on trade secret laws, copyright law, unfair competition law and upon the execution by our officers, directors, employees, consultants, and subcontractors of confidentiality agreements relating to the proprietary nature of our technology to protect our intellectual property.


4C.  ORGANIZATIONAL STRUCTURE

     ACS-Tech80 Ltd. Is organized under the laws of the State of Israel and, as of December 31, 2003, held directly the percentage indicated of the outstanding capital stock of the following subsidiaries:


 NAME OF SUBSIDIARY        COUNTRY OF INCORPORATION        PERCENTAGE OWNERSHIP
ACS-Tech80 Inc. (Tech80)       United States                      100
ACS-Tech80 Europe B.V.         The Netherland                     100



4D.  PROPERTY, PLANTS AND EQUIPMENT

     Our principal administrative and research and development activities occupy a 1,487 square meter (16,000 square feet) facility in Migdal Ha'Emek, Israel. We lease this facility pursuant to a lease that expires on January 31, 2008. We estimate that the current size of our facilities in Israel allows for a certain degree of growth and is adequate for our needs for the next 12 months.

     In 2003, Tech80 moved its office and production facility to a new location in Plymouth, Minnesota, and signed an operating lease (New Lease) for the lease of 5,460 square feet, which expires December 2008. Tech80 also has an operating lease agreement (Old Lease), terminating on December 31, 2005, for the lease of approximately 12,700 square feet. Concurrently with the move, Tech80 subleased the old premises to a third party for the remaining term of the Old Lease. Tech80 recorded a loss $113,800 on the sublease arrangement for the total rental payments in excess of the sublease income to be received.

     The move to a smaller facility was effected to save us approximately $82,000 in rent expense for the years 2004 and 2005. We estimate that if necessary, the new facilities can support an increase in our production activity in the United States to answer demand in the region.

     ACS-Tech80 Europe B.V. leases 39 square meters (420 square feet) of office space in Oud-Beijerland, the Netherlands, pursuant to a four year lease that expires in December 2004.

     The majority of our fixed assets, both in Israel and Minnesota, consist of machinery and other advanced equipment used for the production, assembly and quality control of our products.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.  OPERATING RESULTS

     The following discussion and analysis is based on and should be read in conjunction with the Company's consolidated financial statements, including the related notes, contained in "Item 18 - Financial Statements."

OVERVIEW

     ACS-Tech80 is an Israeli corporation, engaged in the development, production and marketing of universal, fully-digital motion control products, combining software and advanced electronics. The market which we serve includes the semi-conductor, electronic assembly, testing and inspection, medical, digital printing, and production automation markets. Demand for our products can change significantly from period to period as a result of numerous factors, including, but not limited to, changes in: (1) global economic conditions; (2) market conditions of the industrial automation market; (3) advanced technology and/or capacity requirements of the manufacturers served by us; (4) local economic and political conditions, and (5) relative competitiveness of our products. For these and other reasons, our results of operations for the year ended December 31, 2003 may not necessarily be indicative of future operating results.

     The industrial motion control market has historically been affected by general economic downturns in the industries which we serve, including electronics and semiconductors, which had an adverse effect upon manufacturers and end-users of certain of our products. Such a downturn took place in 2001, continuing through 2002 and part of 2003. Responding to the decline in sales and our customers increased focus on cost, we implemented a cost reduction plan in 2002, which included the termination of all research and development activities of Tech80 and the concentration of all research and development activities solely in our Israeli facility, as well as various other steps to reduce administrative expenses. In addition, we increased our focus on designing our products more simply and efficiently to reduce their cost to the customer. In 2003, we benefited from these cost-cutting measures, and beginning in the third quarter of 2003 we saw an improvement in our revenues resulting from the recovery in the semiconductor and electronics industries. Our improved financial results in 2003 as compared to 2002 was also due partly to the introduction of new products in the SpiiPlus series that provide better solutions to new requirements of our customers.

     We also continued our efforts in 2003 to expand our customer base by expanding our sales and marketing activities in the Far East and Europe, recruiting new distributors in Japan, Korea and Switzerland. As we look ahead to the rest of 2004, we are planning for growth in our revenue.

     Our growth continues to be largely dependent on the success of our semiconductor and electronic business. Revenue from sales to the semiconductor and electronic industries represented more than 50% of our revenue in 2003, and is expected to continue to account for a significant portion of our revenues in the future.

     In addition to the overall improvement in the business climate, our consistent and selective investments in research and development have enabled us to maintain our position in the industries that we serve, by introducing new and innovative lower cost products to answer our customers' needs. We continue to focus our efforts towards the enhancement and cost reduction of existing products and the introduction of new products, and expect to increase our research and development expenses in 2004 to further those goals.

     In 2003, our customers increased focus on cost and pricing pressures caused us to reduce our margins on some products. We may experience future decline in gross profit margins from historical levels due to increasing competition and pricing pressures.

     For the years ended December 31, 2003, 2002 and 2001, our four largest customers represented approximately 52%, 43% and 35%, respectively, of our sales. For the year ended December 31, 2003 one customer accounted for 18% of our sales. This customer is an OEM customer to whom we sell customized products. Our margin on sales to this customer is lower than our traditional margin, due to the high volume of sales. Sales to this customer are expected to increase in the future.

     CRITICAL ACCOUNTING ESTIMATES

     The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include the valuation of investments, which will impact net gains (losses) if we record impairment; valuation of inventory, which impacts gross margins; recognition and measurement of current and deferred income tax assets and liabilities, which impacts our tax provision; the allowance for doubtful accounts, which impacts our general and administrative expenses; and the provision for warranty, which impacts our gross margin. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other policies that we consider key accounting policies, such as our policies for revenue recognition; however, these polices do not meet the definition of critical accounting estimates, because they do not generally require us to make estimates or judgments that are difficult or subjective. We prepare our financial statements in accordance with Israeli GAAP. Differences between Israeli GAAP and U.S. GAAP as they relate to our financial statements are described in Note 18 to our financial statements.

     INVESTMENT IN HELD COMPANY. Our investment in a held company, Netzer Motion Sensors Ltd. ("Netzer") is presented at cost. We perform assessments of whether any decline in the value of the investment below the cost basis occurred, and whether it is other than temporary. The factors we consider important include projected future results, significant changes on the overall business, and significant negative industry or economic trends. As of December 31, 2003 there were no indications that there was an other than temporary decline in the value of our investment in Netzer. If an event or a change in circumstances indicates that the carrying amount of the investment may not be recoverable, the carrying amount of the investment will be reviewed for impairment and, if necessary, written down to its estimated fair value.

     INVENTORIES. Inventories are valued at the lower of cost and market. Cost is determined on the basis of first-in, first-out for raw materials and packaging materials, and on the basis of actual production cost for working in process and finished goods. The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable value.

     We periodically review the valuation of inventory and make an assessment of the realizable value. The factors that we consider in determining whether or not a reserve should be established includes: a) expected usage during the next twenty four months, b) risk of obsolescence, and c) estimated future market demand. If our estimated market demand is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross margin.

     TAXES ON INCOME: We operate within three taxing jurisdictions, Israel, the U.S. and the Netherlands, and may subject to audits in these jurisdictions. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. In our opinion, adequate provisions for income taxes have been made for all years. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome will not be different than those reflected in our historical income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

     Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized. As of December 31, 2003, we believed that all of the deferred tax assets recorded on our balance sheet would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determine that the recovery is not probable. In accordance with Israeli GAAP, valuation allowances in respect of deferred tax assets are provided when it is not probable that all or part of the deferred tax assets will be realized. The recognition of deferred tax assets under Israeli GAAP is not materially different than under U.S. GAAP.

     In addition, taxes on income in Israel are calculated based on our assumptions as to our entitlement to benefits under the Approved Enterprise Law. Our entitlement to such benefits is conditional upon our compliance with the terms and conditions prescribed in this law. In the event of our failure to do so, these benefits may be canceled and we may be required to refund the amount of the benefits already received, in whole or in part, with the addition of Israeli CPI linkage differentials and interest.

     Our policy is to reinvest the amounts of tax-exempt income of our Approved Enterprise and not to cause dividends to be distributed from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS. As of each balance sheet date, we evaluate the collectibility of accounts receivable and record the allowance for doubtful accounts based on current information regarding each customer. Based on actual losses in the last three years, the uncertainty connected with the allowance for doubtful account is considered limited. In the event that our estimates as to the collectibility of accounts receivable prove to be inaccurate we may be required to record additional expenses.

     PROVISION FOR WARRANTY. Our standard policy is to warrant products against defects in design and materials by replacing failed parts during the first year of ownership. Our estimate of costs to service the warranty obligations is based on historical experience and current product performance trends. These costs are included in cost of revenue at the time revenue is recognized. The warranty provision is reduced by material and labor costs used for replacement activities over the warranty period.

     A review of the obligations is performed regularly to determine the adequacy of the reserve. Based on the outcome of this review, revisions to the estimated warranty liability are recorded as appropriate. Consequently the provision for warranty is made based on historical statistical warranty usage. The pattern in such usage in the future may be different from what has been.

RESULTS OF OPERATIONS

     Most of our sales are made substantially outside of Israel in non-Israeli currencies, mainly in U.S. Dollars or linked thereto, as are most of our purchases of materials and components. Therefore, our functional currency is the U.S. Dollar. Transactions denominated in currencies other than the U.S. Dollar are recorded based on the exchange rate at the time of the transaction. Monetary balances in currencies other than the U.S. Dollars are translated into dollars using year-end exchange rates.

     In the years 2002 and 2001 we recorded substantial charges for the write-off of inventory and the write-off of the remaining goodwill in respect of the acquisition of Tech80, respectively. We did not incur such special charges in 2003.

     The following table presents, for the periods indicated, information concerning our results of operations


                                          YEAR ENDED DECEMBER 31,
                                         --------------------------
                                          2003      2002      2001
                                         ------    ------    ------
                                         U.S. DOLLARS IN THOUSANDS

Revenues                                  9,205     7,907     8,717
Cost of revenues                          4,548     4,045     4,034
Gross profit                              4,657     3,862     4,683
Research & development expenses           1,415     1,664     2,604
Less grant received                        (430)     (459)     (447)
Net R&D expenses                            985     1,205     2,157
SG&A, net                                 2,801     3,011     3,527
Write-off and amortization of goodwill        -         -     3,090
Operating income (loss)                     871      (354)   (4,091)
Financing income (expenses), net            (21)     (154)     (324)
Other income (expenses), net                 (9)        4        15
Income (loss) before taxes on income        841      (504)   (4,400)
Taxes on income                             (19)      303       546
Net income (loss)                           822      (201)   (3,854)

     The following table presents, for the periods indicated, information concerning our results of operations as a percentage of our revenues:



                                           Year Ended December 31
                                           2003     2002     2001
                                           -----    -----    -----
                                             %        %        %

Revenues                                   100.0    100.0    100.0
Cost of revenues                            49.4     51.1     46.3
Gross profit                                50.6     48.8     53.7
Research & development expenses             15.4     21.0     29.9
Less grant received                         (4.7)    (5.8)    (5.1)
Net R&D expenses                            10.7     15.2     24.8
SG&A, net                                   30.4     38.1     40.4
Write-off and amortization of goodwill       -        -       35.4
Operating income (loss)                      9.5     (4.4)   (46.9)
Financing income (expenses), net            (0.2)    (1.9)    (3.7)
Income (loss) before taxes on income         9.1     (6.3)   (50.4)
Taxes on income                             (0.2)     3.8      6.3
Net income (loss)                            8.9     (2.5)   (44.2)


YEARS ENDED DECEMBER 31, 2003 AND DECEMBER 31, 2002

     REVENUES. Revenues in 2003 totaled U.S. $9,205 thousand compared with U.S. $7,907 thousand in 2002. This increase of approximately 16% was principally attributable to the gradually improving business environment and new customers, including the addition of one major customer who accounted in 2003 for 18% of our revenues, as well as to the introduction of new products in the SpiiPlus Series. In the second half of 2003, we increased our revenues by approximately 26% to U.S. $5,125 thousand compared with revenues of U.S. $4,080 thousand in the first half of 2003, resulting primarily from an increase in the number of products sold during the second half of the year as compared to the first half.

     GROSS PROFIT. Gross profit for 2003 was U.S. $4,657 thousand, or 50.6% of revenues, compared to U.S. $3,862 thousand, or 48.8% of revenues, in 2002. The overall increase in the gross profit percentage reflects U.S. $466 thousand write-off of inventory recorded in 2002, which amounted to 5.9% of revenue and comprised 11.5% of the total cost of revenues. Disregarding this write-off, cost of revenues as a percentage of revenues actually increased from 45.2% in 2002 to 49.4% in 2003, due to changes in product and customers mix, especially the addition of one customer, accounting for 18% of our sales, to whom we sell customized products with a lower margin. In 2003, the focus of many of our customers was on cost reduction and we reduced our margins on some products. We may experience future declines in gross profit margins from historical levels due to increasing competition and pricing pressures.

     NET RESEARCH AND DEVELOPMENT EXPENSES. Net research and development expenses decreased by U.S. $220 thousand, or approximately 18%, to U.S.$ 985 thousand for the year ended December 31,2003, as compared to U.S.$ 1,205 thousand for the year ended December 31, 2002. Most of the decrease was due to the termination of research and development activity in the U.S. facility in February of 2002, along with other cost containment measures. We continue to focus our research and development efforts towards the enhancement and cost reduction of existing products as well as introduction of new products and we plan for growth in research and development expenses in 2004 as compared to 2003. During 2003 we continued to receive Israeli Government participation in our research and development expenditures, in the amount of U.S. $430, as compared to U.S.$ 459 thousand in 2002.

     SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses decreased by approximately 7% to U.S.$ 2,801 thousand in 2003, from the U.S.$ 3,011 thousand recorded in 2002, as a result of general cost containment measures, comprised, among others, of the reduction of administrative workforce, primarily in the U.S. subsidiary. In 2004, we plan for growth in our selling expenses as compared to 2003.

     OPERATING INCOME (LOSS). In 2003 we returned to profitability. Operating income for 2003 was U.S.$ 871 thousand, compared to an operating loss of U.S.$ 354 thousand in 2002. The increase in revenues, together with a reduction in expenses, led to this marked improvement in 2003. In 2004, we expect to continue to endeavor limiting our expenses while gradually increasing the hiring of trained personnel, in line with expected growth of revenues.

     FINANCING EXPENSES. Net financial expenses amounted to U.S.$ 21 thousand in 2003 compared with U.S.$ 154 thousand in 2002. The decrease in financing expenses (net) for 2003 resulted (i) from a decrease in the principal amount of long term-loans by U.S.$ 1,265 thousand from U.S.$ 2,614 thousand as of December 31, 2002 to U.S.$ 1,349 thousand as of December 31, 2003, which decreased interest expense by U.S.$75 thousand from U.S.$182 thousand in 2002 as compared to U.S.$107 thousand in 2003, and (ii) from a currency exchange gain of approximately U.S.$62 thousand, compared with a currency exchange loss of U.S.$10 thousand in 2002 which resulted from the appreciation in 2003 of the rate of exchange of the Euro against the U.S. Dollar.

     TAXES ON INCOME. Taxes on income in 2003 reflected a charge of U.S.$19 thousand, compared to a credit of U.S.$303 thousand in 2002. Our effective tax rates for 2003 and 2002 were 2.25% and (60)%, respectively. Generally, our effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises.

     NET INCOME (LOSS). Net income for the year ended December 31, 2003 was U.S.$ 822 thousand, or $0.26 per share (diluted), compared with a net loss of U.S.$201 thousand, or $(0.07) per share (diluted) for the year ended December 31, 2002.

YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

     Our financial results for 2002 reflected a prevailing general worldwide economic weakness, which was characterized by a reduction in manufacturing activity along with uncertainty and reduced confidence. Many of our customers, especially those in the semi-conductor and electronics market, experienced significant underutilized capacity and difficulty in predicting the levels of future orders for their products. Consequently, they delayed capital expenditures, including those associated with the purchase of our products. As a result, we witnessed in 2002 a continuation of the trend which commenced in the second quarter of 2001, towards a significantly lower level of demand for our products. Consequently, during the year we recorded reduced revenues and an operating loss. We took steps to reduce expenses and consolidate resources to expedite a return to profitability. We reduced our workforce, resulting in an overall headcount of 57 at the end of December 2002 compared to 74 a year earlier. In addition, we terminated all Research and Development activities in our U.S. facility, and concentrated all such activity solely in our Israeli facility.

     REVENUES. Revenues decreased by U.S.$ 810 thousand, or approximately 9%, to U.S.$ 7,907 thousand in 2002, as compared to U.S.$ 8,717 thousand in 2001, resulting primarily from a decrease in volume due to the continuing severe slowdown in the electronics and semiconductor market, which makes up about 50% of our revenues.

     GROSS PROFIT. Gross profit for 2002 was U.S.$ 3,862 thousand, or 48.9% of revenues, as compared to U.S.$ 4,683 thousand, or 53.7% of revenues in 2001. The decline in the gross profit percentage is due to a U.S.$ 466 thousand write-off of inventory.

     NET RESEARCH AND DEVELOPMENT EXPENSES. Net research and development expenses decreased by U.S.$ 952 thousand, or approximately 44%, to U.S.$ 1,205 thousand for 2002, as compared to U.S.$ 2,157 thousand for 2001, due to the terminating of all Research and Development in the U.S. facility and concentration of such activity solely in the Israeli facility, in line with cost containment measures designed to align our expenditures with the then current level of sales. We continued to make substantial investments in new products and technologies to meet the current and projected requirements of our customers and to maintain a competitive advantage in the products we provide. We received and accrued grants from the Office of the Chief Scientist in the amount of approximately U.S.$ 459 thousand and approximately U.S.$ 447 thousand for the years ending December 31, 2002 and December 31, 2001, respectively.

     SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses decreased by approximately 14.6%, to U.S.$ 3,011 thousand in 2002, as compared to U.S.$ 3,527 thousand in 2001, and also decreased as a percentage of sales to 38.1% for 2002, as compared to 40.4% for 2001, as a result of the previously discussed cost containment measures, including the reduction of the workforce.

     OPERATING INCOME (LOSS). Operating loss in 2002 was U.S. $354 thousand, compared to operating loss of U.S.$ 4,091 thousand in 2001. In 2002 we recorded a charge of U.S. $ 466 thousand in respect of the write-off of inventory. In 2001 we recorded a charge of U.S. $ 2,738 thousand in respect of the write-off of the remaining goodwill recorded in connection with the acquisition of Tech80. The decrease of U.S. $ 3,737 thousand in the operating loss, from U.S. $ 4,091 thousand in the year ended December 31, 2001 to U.S. $ 354 thousand in the year ended December 31, 2002 reflects the effect of the above mentioned charge of U.S. $ 2,738 as well as the cost saving measures adopted by the Company in 2002, such as the closing of the R&D facility in the United States, layoffs and voluntary departures.

     FINANCING EXPENSES. Financing expenses (net) amounted to U.S. $154 thousand in 2002 compared with financing expense of U.S.$ 324 thousand in 2001. The decrease in financing expenses (net) for 2002 results from the continuing decline in interest rates which took place in 2002, from 5.75% as at December 31, 2001 to 5.25% as at December 31, 2002, as well due to the decrease in the principal amount of long term-loans by U.S.$ 837 thousand from U.S.$ 3,451 thousand as at December 31, 2001 to U.S.$ 2,614 thousand as at December 31, 2002.

     TAXES ON INCOME. Taxes on income in 2002 reflected a credit of U.S.$303 thousand, compared to a credit of U.S.$546 thousand in 2001 Our effective tax rates for 2002 and 2001 were (60)% and (12.4)% respectively. Generally, our effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises.

     NET INCOME (LOSS). Net loss for the year ended December 31, 2002 was U.S.$ 201 thousand, or $(0.07) per share, compared with a net loss for the year ended December 31, 2001 of U.S.$ 3,854 thousand, or $(1.33) per share.

IMPACT OF CURRENCY FLUCTUATIONS AND INFLATION

     The U.S. Dollar cost of our operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the U.S. Dollar. Our U.S. Dollar costs will increase if this "gap" widens and the devaluation rate fails to keep pace with the rate of inflation in Israel, and conversely, we may benefit if the rate at which Israeli currency devalues against the U.S. Dollar exceeds the rate of inflation in Israel. In the years ending December 31, 2003, 2002, 2001, 2000 and 1999, the annual inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the U.S. Dollar was 5.7%, (0.8)%, (7.9)%, 2.7% and 1.5%, respectively. The closing representative exchange rate of the U.S. Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.379, NIS 4.737, NIS 4.416, NIS 4.041 and NIS 4.153, respectively. As a result, we experienced increases in the U.S. Dollar costs of operations in Israel in 1999, 2000 and 2003, and decreases in 2001 and 2002. The changes in the U.S. Dollar cost of our operations in Israel relate primarily to the cost of salaries in Israel, which are paid in NIS, and constitute a substantial portion of our expenses in NIS. These NIS related expenses constituted approximately 22%, 25% and 27% of our total expenses for 2003, 2002 and 2001, respectively. We cannot assure you that we will not be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. In addition, a devaluation of the NIS in relation to the U.S. Dollar will have the effect of decreasing the U.S. Dollar value of any of our assets, which consist of NIS or liabilities in NIS (unless such liability is linked to the U.S. Dollar). Conversely, any increase in the value of the NIS in relation to the U.S. Dollar will have the opposite effect. We do not currently, and have no plans to, utilize currency hedging instruments, and we do not hold or issue derivative securities.

     The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on July 9, 2004 was NIS 4.48 = $1.00.

     The table below sets forth the annual rate of inflation, the annual rate of devaluation of the NIS against the U.S. Dollar and the gap between them.



                                     YEAR ENDED DECEMBER 31,
                              2003   2002    2001     2000    1999
                              ----   ----    ----     ----    ----
Inflation (CPI)              (1.9)%   6.5%    1.4%    0%      1.3%
Devaluation/(Revaluation)    (7.6)%   7.3%    9.3%   (2.7)%  (0.2)%
Inflation devaluation gap     5.7%   (0.8)%  (7.9)%   2.7%    1.5%


     Set forth below are details of the representative exchange rate of the US dollar in the periods indicated:


DECEMBER 31 OF           EXCHANGE RATE OF 1     AVERAGE RATE FOR   HIGH FOR THE     LOW FOR
                             US DOLLAR               THE YEAR         YEAR          THE YEAR
-----                           ----                    ----           ----           ----
2003                            4.38                    4.55           4.92           4.28
2002                            4.74                    4.74           4.99           4.44
2001                            4.42                    4.21           4.42           4.04
2000                            4.04                    4.08           4.20           3.97
1999                            4.15                    4.14           4.29           4.01



EFFECTIVE CORPORATE TAX RATE

     The taxable income of Israeli corporations is generally subject to corporate tax at the statutory rate of 36%. Because we have elected to participate in the alternative package of tax benefits for our approved enterprise programs, the income derived from our approved enterprise programs will be exempt from Israeli taxes on corporate income during certain benefit periods. The period of benefits for the two investment plans in effect expires in 2007 and 2010.

     As of December 31, 2003 our subsidiary in the U.S. had approximately U.S. $54 and $471 thousand in federal and state tax loss carry-forwards, respectively, which expire in 2022. We have established deferred tax assets which reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The principal component relates to the loss carry-forwards. Realization of deferred tax assets is contingent on future taxable earnings. A valuation allowance has been provided for the portion of those assets which we consider not probable of realization.

5B. LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

     Generally our principal sources of liquidity are our existing cash and internally generated funds, comprised of cash from operating activities. During 2003, we generated approximately U.S. $1,482 in cash from operating activities. This cash flow enabled us to pay U.S. $1,265 of a long-term bank loan and finance U.S. $53 thousand in capital expenditures in 2003. In addition we received approximately U.S. $430 thousand in 2003 from the Office of the Chief Scientist which supported a portion of our research and development costs in 2003 of U.S. $860 thousand.

     Our cash, cash equivalents and bank deposits increased by U.S. $115 thousand to U.S. $2,759 thousand at the end of 2003 from the U.S. $2,644 thousand recorded a year earlier. During the first quarter of 2004 we raised equity funds in the amount of U.S. $714 thousand through the exercise of employee stock options.

     Capital expenditures during 2003 totaled U.S. $53 thousand, compared with U.S.$ 131 thousand in 2002, as we reduced our expenditures in light of the ongoing economic slowdown and as part of our cost containment measures.

     Inventories continued to decline from U.S. $2,276 thousand as at December 31, 2002 to U.S. $1,981 thousand as at December 31, 2003. We reduced our inventory through improved management controls, notwithstanding the increased level of operations during the second half of 2003. Inventories as a percentage of revenues decreased to 21.5% as at December 31, 2003, as compared to 28.8% as at December 31, 2002. Net trade receivables increased by U.S.$1,006 thousand at year end, from U.S.$1,439 thousand as at December 31, 2002, to U.S.$2,445 thousand as at December 31, 2003; the period trade receivables were outstanding increased to 86 days on December 31, 2003 from 79 days on December 31, 2002, a result of customer pressures for more favorable credit terms. We did not record any significant bad debts during 2003. The growth in accounts payable of U.S. $742 thousand was primarily a function of the increased overall level of business conducted by us during 2003, particularly in the fourth quarter.

CONTRACTUAL OTHER COMMITMENTS

     The following table summarizes our contractual obligations as at December 31, 2003:



                                                            PAYMENTS DUE IN
                                                                  2005--          2007--           After
                                   TOTAL           2004            2006            2008            2008
                                   -----           -----           -----           -----           -----
                                                        U.S. DOLLARS IN THOUSANDS
CONTRACTUAL OBLIGATIONS:
Short -Term Debt                   1,349           1,349               -               -               -
Operating Leases                     638             155             261             222               -
Severance Pay                        142               -               -               -             142
Total                              2,129           1,504             261             222             142
                                   =====           =====           =====           =====           =====


     Long-term debt consists of amounts to a bank. Operating lease obligations represent commitments under commercial facility leases.

     As at December 31, 2003, our total debt outstanding was U.S$ 1,349 thousand, all payable in 2004, compared to a total debt outstanding as at December 31, 2002 of U.S. $2,614 thousand. Out of the total debt outstanding, an amount of U.S $ 1,340 thousand is collateralized by substantially all the assets of the U.S. subsidiary and by a bank deposit of ACS in the amount of U.S.$ 1,000 thousand and is also guaranteed by us. The note and related agreement require us to maintain certain financial ratios. As of December 31, 2003 we were in compliance with the debt covenants established by the bank. Our existing cash, including the pledged amount is generally invested in short-term investments some of which bear floating interest rates and some which are invested for at least one year, bearing a fixed interest rate.

     We are not aware of any other material commitments for capital expenditures in the future.

TREND INFORMATION

     We believe that our currently available cash and cash equivalents and funds generated from operations will be sufficient to meet our working capital requirements for the next twelve months. The global economy, including the industries that we serve, is currently recovering from an economic downturn, which commenced in the latter part of 2000 and extended into 2003. Beginning in 2003 we saw an improvement in our revenues resulting from the effects of the recovery being experienced throughout the semiconductor and electronics industries. As we look ahead to the rest of 2004, we are planning for growth in annual revenues. We believe that we are well positioned to take advantage of the business opportunities which should arise as this positive trend continues into 2004. However, our growth continues to be largely dependent on the recovery of our semiconductor and electronic business. We cannot predict the sustainability of such a recovery, which may affected by many factors, including global uncertainties. Should the recovery be slower than expected or even reverse itself, our business, financial condition and results of operations may be materially and adversely affected.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.   DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information concerning our directors and executive officers.


          NAME              AGE                        POSITION
Ze'ev Kirshenboim(1)(2)(3)   51   President, Chief Executive Officer and Chief Financial Officer
Jacob Engel(1)(4)            55   Chairman of the Board of Directors
Shmuel Olek (5)(6)           51   Director
Dorit Ringelstein            53   Director and Vice President of Finance
Eli Dayan(5)(6)              64   Director
Ze'ev Ritman(5)(6)           52   Director
Dror Marom                   38   Chief Operating Officer and Vice President of Sales and Marketing
Alexander Chrichoff          51   Chief Technology Officer
Michael Har'el               37   Internal Auditor
Ilana Kirshenboim(2)         51   Vice President of Human Resources and Corporate Secretary



__________

(1)  The referenced individuals are brothers-in-law.

(2)  Ilana Kirshenboim is Ze'ev Kirshenboim's spouse.

(3)  A majority shareholder.

(4)  A beneficial owner.

(5)  Members of Audit Committee.

(6) Independent Directors; External Directors, see "Independent Directors; External Directors" below in this Item 6C.

     Certain business experience of each of our directors and executive officers of is set forth below:

     ZE'EV KIRSHENBOIM, one of our founders, has served as our Director, President and Chief Executive Officer since 1987 and has served as our Chief Financial Officer from April, 1999. From 1984 until 1987, Mr. Kirshenboim served as a project leader for K&S, a subsidiary of Kulicke & Soffa Industries, Inc., in Horsham, Pennsylvania in charge of developing electronic hardware for semiconductor manufacturing equipment. From 1982 through 1984, Mr. Kirshenboim served as a design engineer for the Israel Authority for Armament Development, developing servo systems for missiles. From 1979 through 1981, Mr. Kirshenboim served as a design engineer for Kulicke & Soffa Industries, Inc., in Horsham, Pennsylvania, developing high-speed servo systems for high-speed wire bonders.

     JACOB ENGEL, one of our founders and our chairman of the Board of Directors has served as a Director since 1987, and as chairman of the board since June 2000. Since 1992, Mr. Engel has been serving as Chief Executive Officer and controlling shareholder of the companies in the Engel Construction Group, a group of publicly traded real estate development companies, as well as to their affiliates. Mr. Engel serves as a director in several companies under his control.

     SHMUEL OLEK has served as our Director since October 1999. Mr. Olek has a Ph.D in mechanical engineering from 1987 and owns a company for computational fluid dynamics, J-Rom Ltd. Up to the year 2001 he served as a senior researcher, head of energy storage and computational mechanics group at the Israel Electric Company.

     DORIT RINGELSTEIN, CPA (ISRAEL) has served as our Director and Vice President of Finance since August 2002. Ms. Ringelstein is a CPA and holds a B.Sc in accounting from William Patterson College in New Jersey, and a B.A in psychology from Haifa University. Prior to joining us in November 1997, Ms. Ringelstein was employed as Senior Auditor in the accounting firms Margalit Roth and Co. and Ronel Stettner and Co.

     ELI DAYAN, CPA (Israel) has served as our Director since April 2003. Mr. Dayan is the owner of an accounting firm located in Haifa, Israel, which he established in 1973. Mr. Dayan is a member of the board of directors of Engel Trade Centers Ltd., a public company under the control of Mr. Jacob Engel, the chairman of the Company's board of directors. Since 2000 Mr. Dayan has been a member of the Center for Arbitration and Mediation of the Institute of Certified Public Accountants in Israel (ICPAI).

     ZE'EV RITMAN has served as our Director since June 2000. Mr. Ritman heads a department in RAPHAEL - the Israeli Armament Development Authority. He holds an M.Sc in mechanical engineering from the Technion Institute in Haifa, Israel, and a Ph.D in mechanical engineering and mechanics from the Drexel University in Philadelphia, U.S.A.

     DROR MAROM joined the Company in February 2001 as Product Marketing Manager and was promoted to Chief Operating Officer in October 2002, and to Vice President of Sales and Marketing in August 2002. From 2000 to 2001, Mr. Marom was Operations Line manager of Semi-auto Dicing Saws at Kulicke & Soffa Dicing Systems. From 1995 to 2000 he was Product Manager of Wedge & Die Bonding Tools at Micro-Swiss (a Kulicke & Soffa company). Mr. Marom holds a B.Sc and M.Sc in Mechanical Engineering from the Technion, Israel, and an MBA from Haifa University.

     DR. ALEXANDER CHRICHOFF joined the Company in 1993 as a Software engineer and was promoted to Software group manager and later on, in 2002, to Chief Technology Officer. Prior to joining us Mr. Chrichoff was a Software engineer in Duma Optronics for three years and the Head of Software Division in the Digital Control Systems Lab in the Novosibirsk Technical University for ten years. Mr. Chrichoff holds a Ph.D. degree in Computer Science from the Institute of Avionics in Saint Petersburg.

     MICHAEL HAR'EL has served as our Internal Auditor since June 2002. Mr. Har'el is a CPA and is a partner with the public accounting firm of Margalit Roth and Co. Prior to becoming a partner, Mr. Har'el was a senior auditor with the same firm.

     ILANA KIRSHENBOIM was hired in January 1990, and has served as our Corporate Secretary and Vice President of Human Resources since November 2000. From 1976 until 1990 she was in charge of Human Resources planning in the Israel Electric Company. She has a BS degree in Statistics from the University of Haifa.

6B.  COMPENSATION

     The aggregate accrued compensation of all nine persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2003 was approximately U.S. $786 thousand. Our directors who are officers will not receive compensation for serving as directors in 2004; our directors who are not officers will receive compensation for serving as directors in 2004. From time to time, we grant options under our stock option plans (described below). We have adopted several stock option plans pursuant to which, from time to time, we grant stock options to our employees, as well as certain of our directors, officers and consultants. For a description of these plans, see Item 10.

     See Item 7B. "Related Party Transaction", for a description of the management agreement between us and Z.Z. Orav Ltd, a private company owned and controlled by Mr. Kirshenboim, our Chief Executive Officer, Director, and a holder of approximately 25% of our shares.


6C.  BOARD PRACTICES

ELECTION OF DIRECTORS

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

ALTERNATE DIRECTORS

     Our Amended and Restated Articles of Association provide that any director may appoint, by written notice, any individual to serve as an alternate director, subject to the approval of the Board of Directors. The Israeli Companies Law, 1999 (the "Companies Law") forbids a director or an alternate director to act as an alternate for another director. Any alternate director will have all of the rights and obligations of the director appointing him or her (subject to the provisions of the letter appointing him or her) except the power to appoint an alternate director and the right to receive remuneration as a director. Pursuant to the Companies Law, the appointment of an alternate director does not terminate the liability of the director whom he replaces, which shall continue to apply, taking into account the circumstances of the case.

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

INDEPENDENT DIRECTORS; EXTERNAL DIRECTORS

     INDEPENDENT DIRECTORS. Pursuant to the current listing requirements of the NASDAQ SmallCap(R) Market applicable to foreign private issuers, we are required to appoint a minimum of three independent directors meeting the applicable qualification requirements set by NASDAQ, who are to serve on our audit committee.

     Under rules adopted by Nasdaq applicable to foreign private issuers as of July 31, 2005, the majority of the members of the board of directors of listed companies will need to be independent. An "independent director" for these purposes means a person other than an officer or employee of a company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

     The following persons are not considered independent under the rules to be applicable to us commencing July 31, 2005:

     o a director who is or was employed by the company or by any parent or subsidiary of the company within the last three years;

     o a director who accepted or has family member (by blood, marriage or adoption or has the same residence) who accepted any payments from the company or any parent or subsidiary of the company in excess of $60,000 during the current fiscal year or any of the past three fiscal years, other than (i) compensation for board or board committee service, (ii) payments arising solely from investments in the company's securities, (iii) compensation paid to a family member who is a non-executive employees of the company or a parent or subsidiary of the company, (iv) benefits under a qualified plan or non-discretionary compensation and (v) certain loans;

     o a director who is a family member of an individual who is, or within the past three years was, employed by the company or by any parent or subsidiary of the company as an executive officer;

     o a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than (i) payments arising solely from investments in the company's securities or (ii) payments under non-discretionary charitable contribution matching programs;

     o a director of the listed company who is, or has a family member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the listed company serve on the compensation committee of such other entity; or

     o a director who is, or has a family member who is, a current partner of the company's outside auditor, or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years.

     This independence requirement does not apply to a company of which more than 50% of the voting power is held by an individual, a group or another company.

     EXTERNAL DIRECTORS. Under the Israeli Companies Law, companies incorporated in Israel whose shares have been offered to the public in or outside Israel are required to appoint at least two external directors (External Directors). The Israeli Companies Law details certain standards for the independence of the External Directors. A person may not be appointed as an External Director if such person or its relative, partner, employer or any entity under such person's control, has, as of the date of the person's appointment, or had during the two years preceding the date of appointment, any affiliation with the Company, any entity controlling the Company, or any entity controlled by the Company or by its controlling entity. The term "affiliation" includes:

          o    an employment relationship;

          o business or professional relationship maintained on a regular basis;

          o    control; and

          o    service as an office holder.

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

     External Directors are appointed by a majority vote of the shareholders' meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the shares of non-controlling shareholders voted at the meeting; or

     o the total number of shares of non-controlling shareholders that voted against the appointment does not exceed one percent of the aggregate voting rights in the Company.

     Under the Companies Law, an External Director is appointed for an initial term of three consecutive years, and may be re-appointed for one additional three-year term. Each committee of a company's board of directors must include at least one External Director. Messrs. Olek and Ritman are the Company's External Directors. Regulations promulgated under the Companies Law set the minimum and maximum compensation, which may be paid to External Directors. An External Director is otherwise prohibited from receiving any other compensation in connection with his services as a director. Mr. Olek served as an external director since October 1999, and his current terms as runs until October 2004. Mr. Ritman's term as an External Director was renewed for a second term ending on June 2006.

DIRECTORS' SERVICE CONTRACTS

     We have no directors' service contracts that provide for benefits upon termination.

     See Item 7B. "Related Party Transaction", for a description of the management agreement between us and Z.Z. Orav Ltd, a private company owned and controlled by Mr. Kirshenboim, our Chief Executive Officer, Director, and a holder of approximately 25% of our shares.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Israeli Companies Law mandates that all committees of the Board of Directors must include at least one External Director. In addition to the Audit Committee, our Board of Directors established an Options Committee, which was delegated the power to allocate stock options to our employees, officers and consultants, subject to the receipt of all approvals required in the event of the allocation of stock options to directors or controlling shareholders. The delegation of these powers to the Option Committee does not preclude the Board of Directors from exercising these powers. The members of the Option Committee are Messrs. Jacob Engel, Shmuel Olek and Ze'ev Kirshenboim.

AUDIT COMMITTEE

     COMPANIES LAW

     According to the Companies Law, a public company is required to appoint an audit committee (Audit Committee), comprised of at least three directors, including all of the External Directors, but excluding (i) the Chairman of the Board, (ii) any director who is employed by the Company or provides services to the Company on a regular basis, or (iii) a controlling shareholder or its relative. The audit Committee's role is to monitor deficiencies in the management of the company's business practices, in consultation with the internal controller or with the auditors, and to recommend a to the Board of Directors appropriate courses of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee, the board of directors and the shareholders.

     NASDAQ

     The rules of NASDAQ currently applicable to foreign private issuers such as us require us to establish an audit committee of at least three members, comprised solely of independent directors. All of the members of the audit committee must be able to read and understand basic financial statements, and at least one member must have experience in finance or accounting, requisite professional certification in accounting or comparable experience or background. The responsibilities of the audit committee under the NASDAQ rules include the selection and evaluation of the outside auditors and evaluation of their independence.

     Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the "SEC") issued new rules that, among other things, required Nasdaq to impose independence requirements on each member of the audit committee. Nasdaq has adopted rules that comply with the SEC's requirements and which are applicable to foreign private issuers on July 31, 2005.

     The adopted requirements implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

     The SEC has defined "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. "The term "control" is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

     Under the Nasdaq rules to be applicable to foreign private issuers commencing July 31, 2005, members of the audit committee will also need to comply with the independence standards described under "Independent Directors; External Directors - Independent Directors" above.

     The Company's audit committee satisfies both the current Israeli law and the NASDAQ requirements. The current members of the audit committee are Eli Dayan, Shmuel Olek and Ze'ev Ritman. Based on the information provided by these individuals they are in compliance with Nasdaq's independence requirements.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Israeli Companies Law provides that an Israeli company cannot absolve an officer or director (hereinafter jointly referred to as "Officer") from liability with respect to a breach of his or her fiduciary duty, but may, under certain circumstances, absolve an Officer from liability with respect to a breach of its duty of care.

     Our Articles of Association provide for indemnification of our Officers (including directors) to the fullest extent provided by law. The Israeli Companies Law provides that a company may not indemnify an Officer nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

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

     The Israeli Companies Law allows the company's shareholders to include in its articles of association either of the following provisions:

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

     We may amend our Articles of Association to allow for indemnification and insurance to the fullest extent allowed by the Israeli Companies Law and to comply with one of the alternatives.

     Of our current Officers, we have indemnification agreements only with Messrs. Ze'ev Kirshenboim and Jacob Engel.

     Our Audit Committee and Board of Directors resolved to indemnify our Officers, as well as the Officers of our subsidiaries, to the fullest extent permitted by applicable law with respect to:

     (i) a monetary obligation imposed on the Officer in favor of any person pursuant to a court judgment, a compromise judgment or an arbitration decision approved by a court, by reason of an act or omission by him on his capacity as an Officer; and

     (ii) reasonable expenses, including legal expenses, attorney's fees and traveling expenses, actually incurred by the Officer or imposed on the Officer by court, in an action, suit or proceeding brought against him by or on our behalf or by others, or in connection with a criminal action from which he was acquitted, in each case by reason of an act or omission of the Officer in his capacity as our Officer.

     The indemnification shall apply to any expense or obligation levied on the Officer in connection with an act or omission of the Officer or of us occurring prior to the date of the approval by the shareholders meeting, including, without limitation, our representations in our prospectuses, the information included in our financial statements, and the representations and undertakings relating to the merger transaction with Technology 80, Inc. In addition, our board of directors may from time to time add occurrences with respect to which this indemnification shall apply. The maximum scope of the indemnification to the Officers as a group for a single claim or occurrence shall be US$ 500,000, in addition to reimbursements of expenses approved by our audit committee. Our board of directors may increase the amount of indemnification if it deems such increase appropriate under special circumstances.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of ours pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

INTERNAL AUDITOR

     Under the Israeli Companies Law, a company's board of directors is also required to appoint an internal auditor proposed by the Audit Committee. The role of the internal auditor is to examine whether the company's actions comply with the law, and are carried out with integrity and in an orderly business manner. The internal auditor may be an employee of the company, but may not be a holder of more than 5% of its shares, its general manager, a member of its board of directors, a person with authority to appoint one or more directors or the general manager, an officer, or a relative of any of the foregoing. In addition, the internal controller may not be the company's independent accountant or its representative. The office of an internal auditor shall not be terminated without his consent, nor shall he be suspended from his position, unless the board of directors has so resolved after accepting the position of the audit committee, and after giving the internal controller a reasonable opportunity to present his case to the board of directors and to the audit committee. Mr. Michael Har'el, of the public accounting firm of Margalit Roth and Co. serves as our internal auditor.

6D.  EMPLOYEES

     The following table sets forth the number of full-time employees employed by us on December 31 of the years 2003, 2002, and 2001


DECEMBER 31,   ACS-TECH80 LTD.(ISRAEL)     TECH80(USA)       ACS-TECH80 EUROPE BV
2003                    47                     5                     1
2002                    50                     6                     1
2001                    54                    19                     1


     As of December 31, 2003, of our full-time employees, 18 were employed in production, 15 in research and development, 7 in marketing and sales, and 13 in administration. We believe that we have good relations with our employees and we have never experienced a labor dispute, strike or work stoppage.

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

     Effective July 1984, a Collective Agreement regarding the benefits which apply to employees in the Industries of Metal, Electricity, Electronics and Software was entered into by the Israeli Industrial Association, the Histadrut (the general labor union), and the representatives in the Histadrut of the employees of such industries, which agreement applies to us and most of our employees. We substantially comply with the requirements of such Collective Agreement.

     The wages of our employees are linked to a certain percentage of the increase in the Israeli standard of living as determined by periodic agreements between the Histadrut and the Israeli government.

     All our officers, key employees and certain of our other employees are party to individual employment agreements. We have entered into a non-disclosure and non-competition agreement with each of our executive officers and key employees.

     We are subject to the labor laws and regulations in the other jurisdictions in the world where we have employees, specifically in the United States and in the Netherlands.

6E.  SHARE OWNERSHIP

     The following table sets forth, as of July 9, 2004, the number of Ordinary Shares beneficially owned by (i) each of the directors and officers and (ii) our directors and officers as a group. The information in this table is based on 3,205,058 Ordinary Shares outstanding as of July 9, 2004. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, July 9, 2004. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership in the table below.



                                               NUMBER OF           NUMBER OF    TOTAL NUMBER OF
                                              OUTSTANDING         OPTIONS TO         SHARES
                                                 SHARES            PURCHASE       BENEFICIALLY    PERCENTAGE OF
NAME OF BENEFICIAL OWNER                         OWNED              SHARES           OWNED          OWNERSHIP
                                               ---------            -------        ---------          ----
Ze'ev Kirshenboim (1)                            721,720            105,970          827,690          25.8%
Jacob Engel (2)                                  602,246              -              602,246          18.8%
Ze'ev Ritman                                       *                  *                *
Shmuel Olek                                        *                  *                *
Dorit Ringelstein                                  *                  *                *
Dror Marom                                         *                  *                *
Alexander Chrichoff                                *                  *                *
All directors and officers as a group          1,325,216            134,910        1,460,126          45.6%

----------

* Less than 1% of the outstanding Ordinary Shares.

(1) The amount includes 1,440 Ordinary Shares held by Ilana Kirshenboim, Mr. Kirshenboim's spouse. The amount also includes the following options held by Mr. Kirshenboim: 15,000 options, exercisable at $4.438 per share and expiring December 2006; 38,720 options, exercisable at $5 per share and expiring August 2007; and 40,000 options, exercisable at $4.77 per share and with no expiration date, and also 12,250 options held by Ilana Kirshenboim, Mr. Kirshenboim's spouse, as follows: 1,500 options, exercisable at $4 per share and expiring January 2005; 1,750 options exercisable at $2.4 per share and expiring December 2005; 7,000 options exercisable at $5 per share and expiring August 2007; and 2,000 options exercisable at $3.5 per share and expiring December 2010.

(2)  Includes 1,440 Ordinary Shares held by Mr. Engel's spouse.

THE ACS STOCK OPTION PLANS:


     Prior to the public offering, we adopted the ACS 1997 Stock Option Plan. The 1997 plan authorizes the issuance of options to employees, shareholders and related parties to purchase an aggregate of 285,000 Ordinary Shares. The exercise price shall not be less than 100% of the fair market value of such shares on the date the option is granted. A total of 84,000 options have been granted under this plan as of July 9, 2004. The 1997 plan expires in August 2007.

     In October 1998, we adopted the ACS 1998 Stock Option Plan. The 1998 plan authorizes the issuance of options to employees and directors to purchase an aggregate of 300,000 Ordinary Shares.

Exercise price is determined as follows:

     (1) As long as the fair market value of the shares on the date the option is granted is less than U.S.$ 5.88, the purchase price of each share shall not be less than 100% of the fair market value.

     (2) When the fair market value of the shares in the date of grant is more than U.S.$ 5.87, the purchase price of each share shall not be less than 85% of the fair market value of such shares.

     A total of 144,466 options have been granted under this plan as of July 9, 2004. The 1998 plan expires in January 2009.

     In January 2001, we adopted the ACS-Tech80 Ltd. 2001 Stock Option Plan. The 2001 plan authorizes the issuance of options to employees, directors and consultants to purchase an aggregate of 300,000 ordinary shares. Options granted under the 2001 plan to U.S. residents may include Non- statutory Options as well as Incentive Stock options (ISOs) intended to qualify under Section 422 of the U.S. Internal Revenue Code. In December 2003 our Board of Directors resolved to increase the number of options to purchase ordinary shares to 400,000. The increase was approved by our shareholders at the annual meeting held in January 2004. The options are exercisable in accordance with the following terms: the exercise price of an ISO shall not be less than 100% of the fair market value of a share on the date of the grant, and in certain circumstances a higher percentage may be required by applicable law. The exercise price of any other type of option to purchase newly issued shares shall not be less than 85% of the fair market value of a share on the date of the grant. The 2001 plan expires on December 31, 2010.

     A total of 329,234 options have been granted under this plan as of July 9, 2004.

     Options under each of these plans are exercisable and restrictions on disposition of these shares lapse according to the terms of the individual agreement under which such options were granted or shares issued.

     All three plans are administered by the Options Committee appointed by the Board of Directors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.  MAJOR SHAREHOLDERS

     The following table sets forth, as of July 9, 2004, the number of Ordinary Shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares. The information in this table is based on 3,205,058 Ordinary Shares outstanding as of July 9, 2004. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of July 9, 2004. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership in the table below.


                                                                                     TOTAL NUMBER
                                                                     NUMBER OF            OF
                                                  NUMBER OF         OPTIONS TO         SHARES
                                                 OUTSTANDING         PURCHASE        BENEFICIALLY     PERCENTAGE
   NAME OF BENEFICIAL OWNER                      SHARES OWNED         SHARES            OWNED          OWNERSHIP
                     --                            -------           ---------          -------          ----
   Ze'ev Kirshenboim (1)                           721,720           105,970(3)         812,910          25.8%
   Jacob Engel (2)                                 602,246               -              612,000          18.8%

----------

(1)  Includes 1,440 Ordinary Shares held by Mr. Kirshenboim's spouse.

(2)  Includes 1,440 Ordinary Shares held by Mr. Engel's spouse.

(3) See "Item 6. Directors, Senior Management and Employees - 6E. Share Ownership" above for a description of the options held by Mr. Kirshenboim.

     In the year 2000 we purchased 24,800 of our Ordinary Shares on the market, pursuant to a buyback plan announced on June 2000.

     The major shareholders do not have different voting rights than the other shareholders.

     Except as noted above, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) and no arrangements exist the operation of which may at a subsequent date result in a change in control of the company.

7B.  RELATED PARTY TRANSACTIONS

     During the years ended December 31, 2003 and 2002, we recorded sales to Anorad and its European affiliate in the approximate amount of U.S. $ 1,263 thousand and U.S.$ 711 thousand, respectively. Until October 2001 Anorad was a holder of 5.1% of our share capital. We believe that the aforementioned transactions were on terms no less favorable than were available to us from unaffiliated third parties in arms' length transactions.

     Certain of our directors and officers were granted stock options to purchase our Ordinary Shares. For information regarding the amounts and exercise prices of such stock options, see "Item 6 - Compensation".

EMPLOYMENT AGREEMENTS

     As of October 10, 1999, we entered into an employment agreement with Mr. Kirshenboim for a period of 3 years ending December 31, 2002. During the employment period, Mr. Kirshenboim granted his services to us and to our subsidiaries. As compensation for his services, he received an annual gross salary of U.S. $280 thousand that was increased by 5% once every year, beginning on January 1, 2001. Mr. Kirshenboim was entitled to participate in our benefits plans for which he qualified. In addition, Mr. Kirshenboim was reimbursed for any expenses incurred in connection with his services to the Company. The employment agreement contained confidentiality provisions with respect to information relating to our business and technology and, upon termination of his employment agreement, Mr. Kirshenboim was subject to certain non-compete provisions for a period of two years. In December 2002 the employment agreement was terminated. Under the termination agreement, Mr. Kirshenboim agreed to provide Tech80 technical support for an additional period of two years in exchange for his salary in Tech80 in an annual amount of approximately U.S. $116 thousand in accordance with the employment agreement.

     In September 2000, our Board of Directors resolved that Mr. Kirshenboim's annual bonus will be up to 7.5% of our annual consolidated net income before taxes, notwithstanding any expenditures or deductions resulting from mergers or acquisitions. In the year 2000 Mr. Kirshenboim received a bonus of U.S. $50 thousand, constituting 1.5% of our annual consolidated net income before taxes in that year, and he received no bonus in the years 2001 and 2002 because we incurred net losses in those years.

MANAGEMENT AGREEMENT

     In January 2003 we entered into a Management Agreement with Z.Z. Orav Ltd, a private company owned and controlled by Mr. Kirshenboim, our Chief Executive Officer, Director, and a holder of approximately 25% of our shares. This agreement replaced our 1999 employment agreement with Mr. Kirshenboim described above, and contains substantially the same compensation package as provided under the 1999 agreement. Under the agreement, Orav is to provide management services, all of which is provided on behalf of Orav by Mr. Kirshenboim. The management services are to consist of the performance of the function of Chief Executive Officer of the Company, until we resolve otherwise. The term of this Agreement commenced on January 1, 2003 and is in effect for a period of five years thereafter. In consideration for rendering the management services, Orav is entitled to a monthly management fee of US$ 29,639, which is to be increased every January by the increase of the USA CPI. In any event of termination of the agreement, other than termination for a material breach by Orav of the Agreement, Orav is obligated to make Mr. Kirshenboim available to us for a period of additional 24 months following the termination, for technical and managerial support, assistance and consulting at reasonable working hours, to the extent we require such support, assistance or consulting. During this period following termination, Orav will be entitled to receive a monthly fee equal to the higher of either the average monthly management fees it had received from us during the term hereof, or the last payment of the term that it has received. Orav shall receive these fees during the 24 consecutive months following the termination, whether or not it is required by us to provide any support, assistance or consulting services and without regard to the scope of the services actually provided by Orav. The Management Agreement was approved at our annual shareholders meeting. In January 2004, our shareholders, at the annual shareholders meeting, approved a 5% increase in the management fee.

     Ms. Ilana Kirshenboim, Ze'ev Kirshenboim's spouse, is employed by us as Vice President of Human Resources and as our Corporate Secretary, at an annual base salary of U.S.$59 thousand.


ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS

     Our Consolidated Financial Statements included in this Annual Report on Form 20-F beginning on page F-1 are hereby incorporated into this annual report by reference. See Item 18.

LEGAL PROCEEDINGS

     In December 2001, a former senior employee filed a claim against us for payments claimed for the exercise of stock options to purchase Company shares and other salary related items. The total amount of the claim is in the amount of U.S. $357 thousand. In 2003, two former employees filed a claim against us in the amount totaling U.S. $53 thousand, for payments claimed for the exercise of stock options to purchase Company shares. We believe that chances of an outcome in favor of the plaintiffs are remote. Accordingly, we did not record a provision in respect of these claims.

     Other than the aforementioned proceeding, we are currently not involved in any legal or arbitration proceedings.

DIVIDEND POLICY

     We do not have any plans to pay dividends. Since the initial listing of our shares on the NASDAQ SmallCap(R) Market, we have not distributed dividends.

ITEM 9. THE OFFER AND LISTING

9A.  OFFER AND LISTING

     Our Ordinary Shares are traded in the United States on the Nasdaq SmallCap(R) Market under the symbol "ACSEF".

     The following table sets forth the high and low sales prices of the Ordinary Shares for the periods specified.



      PERIOD                          LOW            HIGH
MOST RECENT  SIX MONTHS:
June 2004                             8.15            9.95
May 2004                              8.52            9.82
April 2004                            7.26           11.46
March 2004                            6.8            11.12
February 2004                         4.2             7.28
January 2004                          4.34            5.12

2004
First Quarter                         4.2            11.12
Second Quarter                        7.26           11.46

2003
First Quarter                         1.02            2.24
Second Quarter                        1.02            1.93
Third Quarter                         1.52            2.14
Fourth Quarter                        1.8             4.76

2002
First Quarter                         2.380           3.080
Second Quarter                        2.05            2.620
Third Quarter                         1.7             2.249
Fourth Quarter                        1.531           2.249

2003                                  1.02            4.76
2002                                  1.531           3.08
2001                                  2.210           6.500
2000                                  3.190          12.125
1999                                  1.440           3.500


     On July 9, 2004, the closing price of our Ordinary Share as quoted on Nasdaq SmallCap(R) Market was $9.39.

9B.  PLAN OF DISTRIBUTION

     Not applicable.

9C.  MARKETS

     Our Ordinary Shares are traded only in the United States on the Nasdaq SmallCap(R) Market.

9D.  SELLING SHAREHOLDERS

     Not applicable.

9E.  DILUTION

     Not applicable.

9F.  EXPENSE OF THE ISSUE

     Not applicable.


ITEM 10. ADDITIONAL INFORMATION


10A. SHARE CAPITAL

     Not applicable.

10B. MEMORANDUM AND ARTICLES ASSOCIATION

REGISTER

     Our registration number at the Israeli Registrar of Companies is 52-004313-4. Our transfer agent and registrar is Continental Stock transfer & Trust Company and its address is 2, Broadway, New York, New York 10004 USA.

OBJECTS AND PURPOSES

     Pursuant to section 2 of our Memorandum of Association, our objects and purposes include, among other general objects and purposes, engaging in all aspects related to the development, manufacturing, marketing, importing and exporting of electronic systems and electronic devices of any kind.

DUTIES OF DIRECTORS AND OFFICERS

     The Israeli Companies Law codifies the duty of care and fiduciary duties of loyalty and good faith that an "Office Holder" has to a company. The duty of care requires the Office Holder to act with the same degree of care, which a reasonable Office Holder in the same position would have taken under the same circumstances. The fiduciary duty includes avoiding any conflict of interest between the Office Holder's position in the company and his personal affairs; any competition with the company; exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and disclose to the company any information or documents relating to the company's affairs which the Office Holder has received due to his position as an Office Holder.

     Neither our Memorandum, the Articles of Association, nor the laws of the State of Israel require retirement or non-retirement of directors at a certain age, or share ownership for director's qualification, nor do they contain any restriction on directors' borrowing powers.

     An "Office Holder" is defined as a director, managing director, principal business manager or principal executive officer, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

APPROVAL OF CERTAIN TRANSACTIONS

     According to the Israeli Companies Law, a contract of a company with its directors, regarding their conditions of service, including the grant to them of exemption from liability from certain actions, insurance, and indemnification as well as the company's contract with its directors on conditions of their employment, in other capacities, require the approval of the audit committee, the board of directors, and the shareholders.

     Furthermore, transaction with an Officer Holder which is an extraordinary transaction, requires in addition to any approval stipulated by the articles of association, the approval of the audit committee and then the board of directors.

     An Office Holder with an interest in any of the foregoing transactions, which are brought for approval by a company, may not, in most cases, be present at the Audit Committee and Board of Directors meetings where such transaction is being approved, and may not vote thereon. The vote required by the Audit Committee and the Board of Directors for approval of such transactions, in each case, is a majority of the directors who participated in that duly convened meeting. In cases where the approval of the Audit Committee is required such transactions, the Audit Committee may only approve such transactions if two External Directors were members of the committee and at least one of them was present at the meeting at which the transaction was approved.

     The Companies Law requires that an Office Holder promptly disclose any "personal interest" (including a personal interest of certain relatives or a corporation or entity in which the Office Holder or such relative is an interested party) that he may have (either directly or by way of any corporation in which he is a director or general manager or in which he has the right to appoint at least one director or the general manager), and all related material information known to him, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company's profitability, assets or liabilities), the Office Holder also must disclose any personal interest held by his spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

     According to the Israeli Companies Law, an extraordinary transaction of a company with its controlling member or with another person in whom the controlling member has a personal interest, including a private offering and also a contract of a company with a controlling member if he is also an officer or employee of the company regarding his service and employment conditions, shall in most cases require the following approvals in the following order: (i) audit committee, (ii) the board of directors and (iii) the general shareholders meeting, so long as the majority of the shareholders approving the transaction includes at least one third of the votes of shareholders who do not have personal interest in the approval of the transaction, or the total of opposing votes from shareholders who do not have personal interest does not exceed 1% of all the voting rights in the company.

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

     Under our amended Articles of Association our authorized share capital consists of 8,000,000 Ordinary Shares par value NIS 0.01, of which 3,066,997 Ordinary Shares are outstanding.

     All of our issued and outstanding shares are validly issued, fully paid, and non-assessable. The Ordinary Shares do not have preemptive rights.

     All Ordinary Shares shall entitle their holders to a proportionate amount of any cash or share dividend if declared by us. In the event of our winding up or liquidation, the liquidator may with the sanction of an extraordinary resolution, proportionally divide amongst the members in specie the whole or any part of the assets of the company in such manner as the liquidator shall think fair, and may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator with the like sanction shall think fit.. The Board of Directors may declare interim dividends and recommend a final annual dividend with respect to any fiscal year from profits available for cash dividends after statutory appropriation to capital reserves. Declaration of a final dividend requires shareholder approval at an ordinary meeting of shareholders, which may reduce, but not increase, such dividend from the amount proposed by the Board.

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

     Under the Companies Law, a notice of an annual meeting must be made public and delivered to every shareholder registered in the shareholders register at least 21 days before the meeting is convened, unless the articles of association of the company determine otherwise. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than four days, before the date of the meeting. Under the Companies Law, a shareholder who intends to vote a meeting must demonstrate that he owns shares in accordance with the regulations. Under these regulations, a shareholder whose shares are registered with a member of a stock exchange (such as NASDAQ or the Tel Aviv Stock Exchange) must provide us with an authorization from such member regarding his ownership as of the record date.

     The agenda at an annual meeting is determined by the Board of Directors. The agenda must also include proposals for which the convening of a special meeting was demanded, as well as any proposal requested by one or more shareholders who hold 1% or more of the voting rights, as long as the proposal is one suitable for discussion at an annual meeting.

VOTING RIGHTS

     The quorum required for a meeting of the shareholders of the Company consists of at least two shareholders of record, present in person or by proxy, together holding more than twenty-five percent of the voting power of the outstanding shares with such voting powers. A shareholder meeting will be adjourned for a lack of a quorum if, after fifteen minutes from the time set for the meeting, or such longer time as the Chairman of the meeting shall determine, and in such a case, the meeting shall be adjourned until the third business day following the date of the original meeting at the same time and place, or any time fixed by the Chairman of the meeting. At such reconvened meeting, if a quorum is not present within one half-hour from the time designated for such adjourned meeting, the shareholder(s) present shall constitute a quorum.

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

CHANGE OF CONTROL

     Under the Israeli Companies Law, a merger requires approval by the Board of Directors and by the shareholders of each of the merging companies. In approving a merger, the Board of Directors must determine that there is no reasonable expectation that, as a result of the merger, the merged company will not be able to meet its obligations to its creditors. Creditors may also seek a court order to enjoin or delay the merger if there is such an expectation that the merged company will not be able to meet its obligations to its creditors. A court may also issue other instructions for the protection of the creditors' rights in connection with a merger.

     A resolution regarding mergers, requires approval of the holders of at least 75% of the voting power of the shares represented (special resolution), in person or by proxy, at such meeting and voting thereon.

     Under the Companies Law, a control share acquisition of a public company is prohibited unless a tender offer is made to all shareholders, unless there exists a controlling shareholder prior to such acquisition. Such tender offer requires, among other things, that the Board of Directors either recommend that shareholders participate in the tender offer or state why it cannot do so.

     The Israeli Companies Law further provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a shareholder of more than 45% of the voting rights of the company, unless there is another shareholder holding more than 50% of the voting rights of the company or would acquire 25% of the voting rights unless there is another person holding 25% of the voting rights. Regulations under the Israeli Companies Law provide that the Israeli Companies Law's tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if, pursuant to the applicable foreign securities laws or stock exchange rules, there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

10D. EXCHANGE CONTROLS

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

10E. TAXATION

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary sets forth the material United States federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares ("U.S. Shareholders"); (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations or other entities taxable as corporations created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of its source; and (iv) trusts, if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations and foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the Company's outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the U.S. dollar, or (g) any aspect of state, local or non-United States tax law.

THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF AN INVESTOR'S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR NON-UNITED STATES TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

     DIVIDENDS PAID ON THE ORDINARY SHARES

     A U.S. Shareholder generally will be required to include in gross income the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Under U.S. legislation enacted in 2003, which is generally effective for tax years beginning after December 31, 2002 and before January 1, 2009, a maximum U.S. federal income tax rate of 15% (rather than the higher rates of tax generally applicable to items of ordinary income) will apply to "qualified dividend income" received by an individual (as well as certain trusts and estates) provided certain holding period requirements are met. Qualified dividend income generally includes dividends paid by a U.S. corporation or a "qualified foreign corporation." A non-U.S. corporation (other than a foreign personal holding corporation, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the United States-Israel Tax Treaty is satisfactory for this purpose.

     In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares are considered readily tradable on an established securities market if such shares are listed on an established securities market in the United States such as the NASDAQ National Market. Information returns reporting dividends paid to U.S. Shareholders will identify the amount of dividends eligible for the reduced rates. Distributions in excess of such earnings and profits will be treated first as non-taxable return of capital reducing the U.S. Shareholder's tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares. Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in Israeli shekels will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution.

CREDIT FOR ISRAELI TAXES WITHHELD

     Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will generally be eligible for credit against a U.S. Shareholder's United States federal income tax liability at such U.S. Shareholder's election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Shareholders elect to do so for all foreign income taxes. Special rules for determining a U.S. Shareholder's foreign tax credit limitation shall apply in the case of qualified dividend income. Rules similar to those concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential shall also apply to any qualified dividend income. The rules relating to foreign tax credits are complex, and each investor should consult his of her tax advisor to determine whether and if he or her would be entitled to this credit.

     DISPOSITION OF THE ORDINARY SHARES

     The sale or exchange of ordinary shares will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder's tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder's holding period of the ordinary shares exceeds one year at the time of the disposition. Under recently enacted U.S. legislation, long-term capital gains realized upon a sale or exchange of ordinary shares after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the United States-Israel Tax Treaty gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

     PASSIVE FOREIGN INVESTMENT COMPANY STATUS

     The Company would be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes if, for any taxable year, either
(i) 75% or more of its gross income in the taxable year is passive income, or
(ii) 50% or more of the average value of its gross assets in the taxable year, calculated quarterly by value, produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets, which produce passive income.

     If the Company were a PFIC for any taxable year during a U.S. Shareholder's holding period and the U.S. Shareholder does not timely elect to treat the Company as a "qualified electing fund" under Section 1295 of the Code or elect to mark the ordinary shares to market, a U.S. Shareholder would be subject to special tax rules on the receipt of an "excess distribution" on the ordinary shares (generally, a distribution to the extent it exceeds 125% of the average annual distributions in the prior three years) and on gain from the disposition of the ordinary shares. Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Shareholder's holding period for the ordinary shares, the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC would be taxed as ordinary income, the amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to amounts allocated to years prior to the year of the disposition or "excess distribution" cannot be offset by any net operating losses. Additionally, if the Company is deemed to be a PFIC, a U.S. Shareholder who acquires ordinary shares in the Company from a decedent will be denied the normally available step-up in tax basis to fair market value for the ordinary shares at the date of the death, and instead will have a tax basis equal to the decedent's tax basis if lower than fair market value.

     U.S. Shareholders may avoid taxation under the rules described above by making (i) a "qualified electing fund" election for the first taxable year in which the Company is a PFIC to include such holder's share of the Company's ordinary earnings and net capital gain on a current basis or (ii) a "deemed sale" election in a subsequent year, along with a qualified electing fund election, if the Company is still classified as a PFIC. However, a U.S. Shareholder may make a qualified electing fund election only if the Company agrees to furnish the U.S. Shareholder annually with certain tax information. The Company does not presently prepare or provide such information, and such information may not be available to U.S. Shareholders if the Company is subsequently determined to be a PFIC.

     U.S. Shareholders holding "marketable shares" (which the Company considers the ordinary shares to be) in a PFIC may make an election to "mark-to-market" the ordinary shares annually, rather than be subject to the above-described rules. Under such election, the U.S. Shareholder will include in income each year any excess of the fair market value of the PFIC stock at the close of each taxable year over the U.S. Shareholder's adjusted basis in such stock. The U.S. Shareholder will generally be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. Shareholder's adjusted tax basis in the ordinary shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to any loss recognized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock. An election to mark-to-market generally will apply to the taxable year in which the election is made and all subsequent taxable years.

     If a U.S. Shareholder makes one of these two elections, distributions and gain will not be recognized ratably over the U.S. Shareholder's holding period or be subject to an interest charge as described above. Further, the denial of basis step-up at death described above will not apply. A U.S. Shareholder making one of these two elections may experience current income recognition, even if no cash is distributed by the Company.

     A U.S. Shareholder who beneficially owns shares in a PFIC must file an annual return with the IRS on IRS Form 8621 that describes any distributions received with respect to such shares and any gain realized on the disposition of such shares.

     A number of specific rules and requirements apply to both of these elections available to owners of a PFIC and a U.S. Shareholder is urged to consult his or her tax advisor concerning these elections.

INFORMATION REPORTING AND BACK UP WITHHOLDING

     Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at the current rate of 28% (increased to 31% for taxable years 2011 and thereafter). Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding (for example, a corporation). Any U.S. Shareholder who is required to establish exempt status generally must file IRS Form W-9 ("Request for Taxpayer Identification Number and Certification"). Finalized Treasury Regulations which are applicable to payments made after December 31, 2000 have generally expanded the circumstances under which information reporting and backup withholding may apply. Amounts withheld as backup withholding may be credited against a U.S. Shareholder's federal income tax liability. A U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

     Israeli law generally imposes a capital gains tax on the sale of securities and any other capital assets. Effective until December 31, 2002, the tax rate applicable to companies was 36%, and the maximum tax rate for individuals was 50%. Effective January 1, 2003, the capital gains tax imposed upon the sale of capital assets acquired after that date has been reduced to 25%; capital gains accrued from assets acquired before January 1, 2003 are subject to a blended tax rate based on the relative periods of time before and after January 1, 2003 that the asset was held. These rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income, as amended (the "U.S.-Israel Tax Treaty")) is discussed below.

     Under existing regulations, as long as the Ordinary Shares are quoted through Nasdaq (or listed on a stock exchange recognized by the Israeli Ministry of Finance) gains on the sale of the Ordinary Shares that were purchased after the listing will be exempt from Israeli capital gains tax. This exemption might not apply, however, to a shareholder whose taxable income is determined pursuant to the Inflationary Adjustments Law, nor to a company or individual whose gains from selling or otherwise disposing of the Ordinary Shares are deemed "Business Income" (in which latter case, such gains will be subject to corporate tax or income tax, respectively). Although the Company intends to maintain such quotation (or listing) there can be no assurance that this will be the case, and consequently, that exemption from Israeli capital gains tax will continue to apply. This applies to non-Israeli shareholders unless it is stated differently in a tax treaty between Israel and the shareholder's country of residence.

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

10F. DIVIDENDS AND PAYMENT AGENTS

     Not applicable.

10G. STATEMENTS BY EXPERTS

     Not applicable.

10H. DOCUMENTS ON DISPLAY

     We file annual and special reports and other information with the Securities and Exchange Commission ("SEC"). You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices in New York, New York and Chicago, Illinois. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     Our Ordinary Shares are quoted on the NASDAQ SmallCap(R) Market. You may inspect reports and other information concerning ACS - Tech 80 Ltd. at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

10I. SUBSIDIARY INFORMATION

Not applicable.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL

     The currency of our primary economic environment is the dollar. However, we have balances and activities in other currencies, mainly NIS. We are therefore exposed to market risks arising from changes in currency exchange rates. We are also exposed to market risks arising from changes in interest rates.

EXCHANGE RATE RISK MANAGEMENT

     Our functional currency is the dollar. Accordingly, we attempt to protect ourselves against exposure arising from the difference between assets and liabilities in NIS and the dollar, or "Balance Sheet Exposure". We strive to limit our exposure through "natural" hedging, i.e., attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible. However, this method of "natural" hedging is not always achievable.

INTEREST RATE RISK

     On December 31, 2003, we had cash and cash equivalents and short-term bank deposits in the amount of U.S.$ 2,759 thousand, approximately 80% of which was in U.S. Dollars, bearing an annual interest rate of between 0.8% and 1.03%, and 20% was in NIS and Euros, bearing an annual interest rate of between 2% to 4.5%. Due to the relatively short-term maturities of the Company's cash and deposits, an immediate 10% change in interest rates is not expected to have a material effect on the Company's near-term financial condition or results of operations.

     On December 31, 2003, we had a long-term loan, all in U.S. Dollars, in the amount of U.S.$ 1,349 thousand, bearing an annual interest rate of 5%, maturing in 2004. The interest on the loans is calculated at 1% above the bank reference rate. A change in the bank's reference rate will affect our interest expenses, however, such a change is not expected to have a material effect on our near-term financial condition or results of operations.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELIQUENCIES

     None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     (a) Disclosure Controls and Procedures. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our President (our principal executive officer and principal financial officer) to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Form 20F. This evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of our President. Based on the evaluation, our management, including the President (our principal executive officer and principal financial officer), concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Form 20-F. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls after the date we completed the evaluation.

     (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Eli Dayan meets the definition of an "audit committee financial expert", as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

     In April 2004, our Board of Directors adopted a Code of Ethics that applies to all employees, directors and officers of the Company, including the chief executive officer, chief financial officer, controller, or persons performing similar functions. A copy of our Code of Ethics may be obtained, without charge, upon a written request addressed to our investor relations department, P.O. Box 5668, Migdal Ha'emek, Israel, 10500.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

FEES AND SERVICES

     The table below summarizes the audit fees paid by us during each of 2002 and 2003 to our principal independent accountant during such years.


                      YEAR ENDED DECEMBER 31, 2002  YEAR ENDED DECEMBER 31, 2003
SERVICES RENDERED           FEES      PERCENTAGE        FEES     PERCENTAGE
                                (In thousands, except percentage)
Audit fees (1)              $44          100            $43          100
All other fees (2)            -            -            $ 1            -
Total                       $44          100            $44          100

----------

(1) Includes professional services rendered with respect to the audits of our annual consolidated financial statements, statutory audits, consents and assistance with review of Form 20-F filed with the SEC.

(2)  Includes fees for services for employee benefit plans.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

     The audit committee of our Board of Directors chooses and engages our independent auditors to audit the Company's financial statements. Our audit committee has adopted a policy requiring management to obtain the audit committee's approval before engaging our independent auditors to provide any audit or permitted non-audit services to the Company or its subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the audit committee to pre-approve various audit and non-audit services that may be performed by our auditors. Pre-approval of an audit or non-audit service may be given on an individual basis. The audit committee is notified of all appointments pursuant to the pre-approval policies prior to commencement of the specific service.

                                    PART III


ITEM 17. FINANCIAL STATEMENTS

     Not applicable.


ITEM 18. FINANCIAL STATEMENTS

     Our, and our subsidiary's Consolidated Financial Statements beginning on pages F-1 through F-66, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.



INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                          Page
                                                          ----
Index to Consolidated Financial Statements                F-1

ACS-TECH 80 LTD

Reports of Independent Auditors                           F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets                               F-3
Consolidated Statements of Operations                     F-5
Statements of Changes in Shareholders' Equity             F-6
Consolidated Statements of Cash Flow                      F-7
Notes to the Consolidated Financial Statements            F-9
Appendix                                                  F-49

TECHNOLOGY 80 INC. D/B/A ACS-TECH 80 INC

Reports of Independent Auditors                           F-50

Audited Financial Statements 2003 and 2002                F-52
Audited Consolidated Financial Statements 2001 and 2000   F-66

ITEM 19. EXHIBITS



EXHIBIT NO.

1.1         Memorandum of Association (incorporated herein by reference to Exhibit 3.1 to our Registration
            Statement (Registration No. 333-6810) on Form F-1, as amended, declared effective on September
            24, 1997).

1.2         Amended Articles of Association (incorporated herein by reference to Exhibit 3.2 to our
            Registration Statement (Registration No. 333-6810) on Form F-1, as amended, declared effective on September 24, 1997).

2.1         Specimen Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.2 to our
            Registration Statement (Registration No. 333-6810) on Form F-1, as amended, declared effective on September 24, 1997).

4.1         Form of Officers' and Director's Indemnification Agreement (incorporated herein by reference to Exhibit 10.3 to our Registration Statement (Registration No. 333-6810) on Form F-1, as
            amended, declared effective on September 24, 1997).

4.2         1997 Stock Option Plan, as amended, dated August 22, 1997(incorporated herein by reference to
            Exhibit 10.4 to our Registration Statement (Registration No. 333-6810) on Form F-1, as
            amended, declared effective on September 24, 1997).

4.3         1998 Stock Option Plan (incorporated herein by reference to Exhibit 10.9 to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.4         Merger Agreement with Technology 80, Inc. (incorporated herein by reference to Exhibit 10.10 to our Annual Report on Form 20-F for the fiscal year ended December 31, 1999).

4.5         ACS - Tech 80 2001 Stock Option Plan (incorporated herein by reference to Exhibit 10.11 to our
            Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

4.6         Termination of Employment Agreement between the registrant and Ze'ev Kirshenboim (incorporated herein by reference to Exhibit 10.12 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.7         Management Agreement between the registrant and Z.Z. ORAV Ltd., a company under the control of
            Mr. Ze'ev Kirshenboim (incorporated herein by reference to Exhibit 10.13 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

8.1         List of Subsidiaries (incorporated herein by reference to Exhibit 8 to our Annual Report on
            Form 20-F for the fiscal year ended December 31, 2000).

12.(a).1    Certification by CEO/CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities
            Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act  of 2002.

13.(a).1    Certification of CEO/CFO pursuant to 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION
            906 OF THE SARBANES OXLEY ACT OF 2002.

14.(a).1    Consent of  Kost Forer Gabbay & Kasierer - A member of Ernst & Young Global

14.(a).2    Consent of Lurie Besikof Lapidus & Company, LLP

14.(a).3    Consent of Somekh Chaikin - A Member Firm of KPMG International

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Dated:  July 15, 2004




                                        ACS - TECH 80 LTD.

                                        By: /S/ Ze'ev Kirshenboim
                                        -------------------------
                                        Ze'ev Kirshenboim
                                        President and Chief Executive Officer

                     ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                            (AN ISRAELI CORPORATION)

                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                          Page
                                                          ----
ACS-TECH 80 LTD

Reports of Independent Auditors                           F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets                               F-3
Consolidated Statements of Operations                     F-5
Statements of Changes in Shareholders' Equity             F-6
Consolidated Statements of Cash Flow                      F-7
Notes to the Consolidated Financial Statements            F-9
Appendix                                                  F-49

TECHNOLOGY 80 INC. D/B/A ACS-TECH 80 INC

Reports of Independent Auditors                           F-50

Audited Financial Statements 2003 and 2002                F-52
Audited Consolidated Financial Statements 2001 and 2000   F-66

[ERNST & YOUNG LOGO]     o KOST FORER GABBAY & KASIERER   o Phone: 972-4-8654000
                           2 Pal - Yam Ave.,                Fax:   972-4-8654022
                           Brosh Building
                           Haifa 33095, Israel

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                               ACS - TECH 80 LTD.

We have audited the accompanying consolidated balance sheet of ACS - Tech 80 Ltd. ("the Company") and its subsidiaries as of December 31, 2003, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of a subsidiary whose assets constitute 18% of the total consolidated assets as of December 31, 2003, and whose revenues constitute 29% of the total consolidated revenues for the year ended December 31, 2003. The financial statements of this subsidiary were audited by other auditors whose report thereon was furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary (before reconciliation to accounting principles generally accepted in Israel), is based on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the Company's reconciliation of the financial statements of the aforementioned subsidiary from U.S. generally accepted accounting principles to accounting principles generally accepted in Israel) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and the results of their operations, and their cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Israel ("Israeli GAAP") which differ in certain respects from U.S. generally accepted accounting principles, as described in note 18 to the consolidated financial statements.

                                                /s/ KOST FORER GABBAY & KASIERER
                                                --------------------------------
                                                  KOST FORER GABBAY & KASIERER
                                                A MEMBER OF ERNST & YOUNG GLOBAL

Haifa, July 14, 2004

    Kost Forer Gabbay & Kasierer is a member practice of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF ACS - TECH 80 LTD.

We have audited the accompanying consolidated balance sheet of ACS - Tech 80 Ltd. ("the Company") as of December 31, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the two years ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of ACS-Tech 80 Inc. a wholly owned subsidiary of the Company, whose assets constitute 20% of the total consolidated assets as of December 31, 2002 and whose revenues constitute 32% and 38% of the total consolidated revenues for the two years ended December 31, 2002, respectively. Those statements, which were prepared on the basis of US GAAP were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for ACS- Tech 80 Inc. before conversion to generally accepted accounting principles in Israel, is based solely on the reports of the other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits (which include procedures relating to the adjustments to convert information with respect of ACS Tech 80 Inc. as reported under US GAAP to amounts reported under generally accepted accounting principles in Israel) provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2002 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the years in the two-year period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 18 to the consolidated financial statements.



/s/ SOMEKH CHAIKIN
------------------
SOMEKH CHAIKIN
CERTIFIED PUBLIC ACCOUNTANTS (ISR.)
A MEMBER FIRM OF KPMG INTERNATIONAL



Haifa, Israel
June 26, 2003

                                       F-2-a

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands)

                                                     DECEMBER 31,
                                                  ------------------
                                          NOTES     2003      2002
                                          -----   --------   -------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                   3     $  1,730   $ 1,548
Short-term and restricted bank deposits     4        1,029     1,096
Trade receivables, net                      5        2,445     1,439
Inventories                                 6        1,981     2,276
Other                                                  348       437
                                                  --------   -------

TOTAL CURRENT ASSETS                                 7,533     6,796
                                                  --------   -------

LONG-TERM ASSETS
Deferred income taxes                      13b         245       279
Investment in other company                 7        1,218     1,218
Other long-term assets                                  96        23
                                                  --------   -------
TOTAL LONG-TERM ASSETS                               1,559     1,520
                                                  --------   -------

PROPERTY AND EQUIPMENT                      8
Cost                                                 3,336     3,347
Less - accumulated depreciation                      2,160     1,782
                                                  --------   -------
                                                     1,176     1,565
                                                  --------   -------

                                                  $ 10,268   $ 9,881
                                                  ========   =======

                       By: /s/ Dorit Ringelstein      By: /s/ Ze'ev Kirshenboim
                     -----------------------------   ---------------------------
                           DORIT RINGELSTEIN              ZE'EV KIRSHENBOIM
                     Vice-President of Finance and   Chief Executive Officer and
                               Director                       Director

   July 14, 2004
-------------------
Date of approval

The accompanying notes are an integral part of the consolidated financial statements.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands, except share data)

                                                                            DECEMBER 31,
                                                                         ------------------
                                                                 NOTES     2003       2002
                                                                 -----   --------   -------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long-term loans                              9     $  1,349   $ 1,266
Trade payables                                                              1,354       612
Accounts payable and accruals                                     14b         901       761
                                                                         --------   -------
TOTAL CURRENT LIABILITIES                                                   3,604     2,639
                                                                         --------   -------

LONG-TERM LIABILITIES
Long-term loans, net of current maturities                         9            -     1,348
Long-term accrued expenses                                                     62         -
Accrued severance pay, net                                        10          142       259
                                                                         --------   -------
TOTAL LONG-TERM LIABILITIES                                                   204     1,607
                                                                         --------   -------

CONTINGENCIES, LIENS AND COMMITMENTS                              11

SHAREHOLDERS' EQUITY                                              12
Share capital - Ordinary Shares of NIS 0.01 par value
   Authorized: 8,000,000; Issued and outstanding:
   December 31, 2003 - 2,821,752 shares (December 31, 2002 -
   2,820,001 shares)                                                            9         9
   Treasury stock (December 31, 2003 and 2002 - 24,801 shares)               (346)     (346)
   Additional paid-in capital                                               5,842     5,531
   Capital reserve                                                              -        28
   Retained earnings                                                          955       413
                                                                         --------   -------
                                                                            6,460     5,635
                                                                         --------   -------

                                                                         $ 10,268   $ 9,881
                                                                         ========   =======

The accompanying notes are an integral part of the consolidated financial statements.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands, except per share data)

                                                               YEAR ENDED DECEMBER 31,
                                                            ----------------------------
                                                    NOTES     2003      2002      2001
                                                    -----   -------   -------   --------
Revenues                                             15a    $ 9,205   $ 7,907   $  8,717
Cost of revenues                                     15b      4,548     4,045      4,034
                                                            -------   -------   --------

Gross profit                                                  4,657     3,862      4,683
                                                            -------   -------   --------

Research and development costs:
Costs incurred                                                1,415     1,664      2,604
Less-grants received                                           (430)     (459)      (447)
                                                            -------   -------   --------

Research and development costs, net                             985     1,205      2,157
Selling, general and administrative expenses, net    15c      2,801     3,011      3,527
Write off and amortization of goodwill                            -         -      3,090
                                                            -------   -------   --------

Total operating costs                                         3,786     4,216      8,774
                                                            -------   -------   --------

Operating income (loss)                                         871      (354)    (4,091)
Financing expenses, net                              15d        (21)     (154)      (324)
Other income (expenses)                              15e         (9)        4         15
                                                            -------   -------   --------

Income (loss) before taxes on income                            841      (504)    (4,400)
Tax benefit (taxes on income)                         13        (19)      303        546
                                                            -------   -------   --------

Net income (loss)                                           $   822    $ (201)  $ (3,854)
                                                            -------   -------   --------

Earnings (losses) per share:                         15f
Basic net earnings per share                                $  0.28   $ (0.07)  $  (1.33)
                                                            =======   =======   ========

Diluted net earnings per share                              $  0.26   $ (0.07)  $  (1.33)
                                                            =======   =======   ========

The accompanying notes are an integral part of the financial consolidated statements.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. Dollars (in thousands, except no. of shares)

                                SHARE CAPITAL
                             ------------------
                               NO. OF             TREASURY    SHARE    CAPITAL   RETAINED
                             SHARES **   AMOUNT    STOCK     PREMIUM   RESERVE   EARNINGS    TOTAL
                             ---------   ------   --------   -------   -------   --------   --------
BALANCE AT
 JANUARY 1, 2001             2,795,200    $  9     $ (196)   $ 5,381    $  28    $  4,468   $  9,690

Net loss                             -       -          -          -        -      (3,854)    (3,854)
Share capital issuance               1      *-          -        150        -           -        150
Purchase of treasury stock          (1)     *-       (150)         -        -           -       (150)
                             ---------    ----     ------    -------    -----    --------   --------

BALANCE AT
 DECEMBER 31, 2001           2,795,200       9       (346)     5,531      28          614      5,836

Net loss                             -       -          -          -        -        (201)      (201)
                             ---------    ----     ------    -------    -----    --------   --------

BALANCE AT
 DECEMBER 31, 2002           2,795,200       9       (346)     5,531       28         413      5,635

Options exercised                1,750      *-          -          3        -           -          3
Share dividend                       1       -          -        280        -        (280)         -
Expiration of options                -       -          -         28      (28)          -          -
Net income                           -       -          -          -        -         822        822
                             ---------    ----     ------    -------    -----    --------   --------

BALANCE AT
 DECEMBER 31, 2003           2,796,951    $  9     $ (346)   $ 5,842        -    $    955   $  6,460
                             =========    ====     ======    =======    =====    ========   ========

*  Less than $ 1.
** Net of treasury stock.

The accompanying notes are an integral part of the financial consolidated statements.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                                2003      2002       2001
                                                              --------   -------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                             $    822   $  (201)  $ (3,854)
Adjustments required to reconcile net income (loss) to
  net cash provided by operating activities:
Capital loss (gain)                                                  9        (1)         5
Depreciation and amortization                                      412       542        474
Deferred tax provision                                               5       238      *(522)
Increase (decrease) in accrued severance pay, net                 (118)        3        (27)
Write off and amortization of goodwill                               -         -      3,090

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Decrease (increase) in trade receivables                        (1,006)       (6)     1,999
Decrease in other receivables                                      118        69        *74
Increase (decrease) in trade payables                              742       (23)      (520)
Increase (decrease) in accounts payable and accruals               203      (169)      (412)
Decrease  in inventories                                           295     1,208        368
                                                              --------   -------   --------
                                                                   660     1,861      4,529
                                                              --------   -------   --------

NET CASH PROVIDED BY OPERATING ACTIVITIES                        1,482     1,660        675
                                                              --------   -------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                                 (53)     (131)      (603)
Proceeds from short-term bank deposits                              67         -        132
Investment in short-term bank deposits                               -       (70)         -
Investment in long-term bank deposits                              (75)        -          -
Convertible loan to an investee company                              -         -       (375)
Prepaid expenses and other long term assets                          2        19         13
Proceeds from sale of property and equipment                        21        44         15
                                                              --------   -------   --------

NET CASH USED IN INVESTING ACTIVITIES                              (38)     (138)      (818)
                                                              --------   -------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loans                                    (1,265)     (857)      (860)
Proceeds from options exercised by employees                         3         -          -
Proceeds from long-term loans                                        -        20          -
                                                              --------   -------   --------

NET CASH USED IN FINANCING ACTIVITIES                           (1,262)     (837)      (860)
                                                              --------   -------   --------

Net increase (decrease) in cash and cash equivalents               182       685     (1,003)
Balance of cash and cash equivalents
  at the beginning of the year                                   1,548       863      1,866
                                                              --------   -------   --------

BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR   $  1,730   $ 1,548   $    863
                                                              ========   =======   ========

*Reclassified

The accompanying notes are an integral part of the financial consolidated statements.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
--------------------------------------------------------------------------------
U.S. Dollars (in thousands)

                                                           YEAR ENDED DECEMBER 31,
                                                           -----------------------
                                                           2003     2002     2001
                                                           -----   ------   ------
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION -

Cash paid (received) during the period for:

Interest paid                                              $ 128   $  200   $  330
                                                           =====   ======   ======
Interest received                                          $ (24)  $  (26)  $ (133)
                                                           =====   ======   ======
Income taxes refunds                                       $  (5)  $ (572)  $  (91)
                                                           =====   ======   ======

SUPPLEMENTAL SCHEDULE OF NON-CASH TRANSACTIONS:
Purchase of property and equipment                         $   5   $   14   $   33
                                                           =====   ======   ======

Treasury stock purchase by a subsidiary                    $   -   $    -   $  150
                                                           =====   ======   ======

Loan to an investee company converted into investment in
  share capital                                            $   -   $  375   $    -
                                                           =====   ======   ======

The accompanying notes are an integral part of the financial consolidated statements.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

          In November 1998, the Company established a subsidiary "ACS 1998 - Motion Control Ltd.".

          On September 30, 1999, the Company completed the acquisition of a wholly owned subsidiary, Technology 80, Inc. ("Tech80") which is located in Minneapolis, Minnesota. Tech80 manufactures motion control products that are complementary to the products of the Company, and is engaged in the marketing of the Company's products in North America. Tech 80 is a wholly owned subsidiary of the Company.

          In March 2001 the Company established ACS-Tech 80 Europe B.V. a wholly owned subsidiary in the Netherlands, ("ACS - Europe"). ACS Europe is engaged in supporting and marketing the Company's products in Europe.

          DEFINITIONS

          1.   THE GROUP              -   ACS Tech 80 Ltd. and its subsidiaries.

          2.   SUBSIDIARY COMPANIES   -   Companies whose financial statements
                                          are consolidated entirely in the
                                          Company's consolidated financial
                                          statements.

          3.   OTHER COMPANY          -   Company which is presented at cost.

          4.   RELATED PARTIES        -   As defined in Opinion No. 29 of the
                                          Institute of Certified Public
                                          Accountants in Israel. Balances and
                                          transactions with related parties are
                                          presented in Note 16.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 -  GENERAL (CONT.)

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

               b.   A subsidiary of a company.

                    As applicable to the Company, related parties and interested parties as described above would constitute all related parties under U.S. GAAP as well.

          6.   CONTROLLING SHAREHOLDERS -    As defined in Israeli Securities
               Regulations (Presenting Transactions between a Company and its Controlling Shareholder in Financial Statements), 1969.

          7.   CONSUMER PRICE INDEX     -    The Israeli Consumer Price Index
                                             ("CPI") published by the central
                                             bureau of statistics.

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"). As applicable to the consolidated financial statements of the Group, such principles are substantially identical to accounting principles generally accepted in the United States, except as described in Note 18.

          The significant accounting policies, applied on a consistent basis, are as follows:

          a.   FUNCTIONAL AND REPORTING CURRENCY

               The Company's revenues are generated mainly in U.S. dollars ("dollars"). In addition, most of the Company's costs and purchases are denominated in U.S dollars or linked thereto. In addition the Company is publicly traded in the U.S.. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar. Transactions and balances originally denominated in dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into dollars. All exchange gain and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income or expenses.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          b.   EXCHANGE RATES

               The exchange rates of the dollar in relation to the NIS were as follows:

                                             EXCHANGE RATE OF U.S. $1 TO
                               DATE                      NIS               CHANGES IN EXCHANGE RATE
                         -----------------   ---------------------------   ------------------------
                         December 31, 2003       U.S.$1 = NIS 4.379                 (7.56%)
                         December 31, 2002       U.S.$1 = NIS 4.737                  7.26%
                         December 31, 2001       U.S.$1 = NIS 4.416                  9.27%

          c.   PRINCIPLES OF CONSOLIDATION

               The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries, presented in the appendix to the financial statements.

               Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.

          d.   TREASURY STOCK

               Company shares held by subsidiaries or by the Company are presented as a reduction of shareholders' equity, at their cost to the Company or the subsidiaries.

          e.   FAIR VALUE OF FINANCIAL INSTRUMENTS:

               The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments.

               The carrying amounts reported in the balance sheet for cash and cash equivalents, restricted cash, trade receivables, short-term bank credit and trade payables approximate their fair values due to the short-term maturities of such instruments.

               Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amounts of the Group's long-term loans approximate their fair value.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          f.   CASH EQUIVALENTS

               Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at date of acquisition.

          g.   SHORT-TERM BANK DEPOSITS

               Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term bank deposits are presented at their cost.

          h.   INVENTORIES

               Inventories are stated at the lower of cost or net realizable value. Cost is determined on the basis of first-in, first-out for raw materials and packaging materials, and on the basis of production cost for work in process and finished goods.

               Inventory write-offs are provided for slow-moving items or technological obsolescence for which recoverability is not probable.

          i.   INVESTMENT IN OTHER COMPANY

               Investment in non-marketable shares of a company in which the Group holds less than 20% of the share capital is recorded at the lower of cost or estimated value. The Group does not have the ability to exercise significant influence over operating and financial policies of the company.

          j.   PROPERTY AND EQUIPMENT

               Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

                                                                      %
                                                          --------------------------
                    Computers and equipment                        10 - 33
                    Office furniture and equipment                  6 - 20
                    Vehicles                                       15 - 25
                    Leasehold improvements                Over the term of the lease

               Leasehold improvements are depreciated throughout the leasing period which does not exceed the estimated economic life of the asset.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          k.   REVENUE RECOGNITION

               Revenues from product sales, net of discounts are recognized when persuasive evidence of an agreement exists, delivery of the products has occurred, the fee is fixed or determinable, collectibility is probable and no significant obligations exists. There is no right of return. The Company markets its products through its direct sales force and through distributors that are considered as final customers.

          l.   ALLOWANCE FOR WARRANTY

               The Company is obligated to provide a warranty for a period of one year. The Company estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time product revenue is recognized. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

          m.   RESEARCH AND DEVELOPMENT COSTS, NET

               Research and development costs, net of participations are charged to the statements of operations as incurred. The participations are recognized at the time the Company is entitled to such participations on the basis of the costs incurred and are presented as a deduction from research and development costs.

          n.   ADVERTISING EXPENSES

               The advertising expenses are carried to the statement of operations as incurred.

          o.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

               The allowance for doubtful accounts is estimated by management based on current information regarding each customer.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          p.   DEFERRED INCOME TAXES

               1. Deferred income taxes are computed in respect of temporary differences between the carrying amounts of the assets and liabilities included in these financial statements and those to be considered for tax purposes. The Group provides a valuation allowance, to reduce deferred tax assets to their estimated realizable value.

               2. Deferred income tax balances are computed at the enacted tax rate expected to be in effect at the time when these taxes will be released to the statement of operations. The amount presented in the statement of operations represents the changes in the said balances during the reported year.

               3. The Company has not recorded deferred income taxes for the realization of investments in subsidiaries that management intends to retain. Similarly, deferred income taxes have not been provided for future taxable distributions from subsidiaries, since it is the Company's policy not to initiate a distribution of dividends that involves an additional tax liability to the Group.

          q.   USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

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

          r.   BASIC AND DILUTED NET EARNING (LOSS) PER SHARE

               Net earning (loss) per share is computed in accordance with Statement 55 of the Institute of Certified Public Accountants in Israel, based on the weighted average number of Ordinary shares and share equivalents outstanding during each period.

               The dilutive effect of options is included in the computation of basic net earnings per share only if their exercise is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise of the options, and the discounted present value of the future proceeds derived from the exercise of such options.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          s.   EMPLOYEE STOCK OPTIONS

               The Company applies APB-25 "Accounting for stock issued to employees" in its financial statements. Therefore, the compensation expense for stock options granted is recognized by the Company if the exercise price of the option granted is lower than the fair market value of the Company's shares at the day of grant. Stock options to other than employees are accounted for according to SFAS 123 " Accounting for stock-based compensation" as interpreted by EITF 96-18.

          t.   IMPAIRMENT OF PROPERTY AND EQUIPMENT

               On January 1, 2003, the Company adopted Accounting Standard No. 15, "Impairment of Assets". This Standard prescribes the accounting treatment and disclosures required in the event of impairment of assets. The Standard applies to all assets recognized in the balance sheet other than inventories, deferred tax assets and financial assets (except investments in investees that are not subsidiaries). According to the new Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset. Impairment is determined by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset's net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the impairment loss was recognized. The adoption of this Standard did not have an effect on the Company's financial position and results of operations.

          u.   RECLASSIFICATION

               Certain amounts from prior years (marked with an asterisk) have been reclassified to conform to current period presentation.

          v. IMPLEMENTATION OF NEW ACCOUNTING STANDARDS AND THEIR EFFECTS ON THE FINANCIAL STATEMENTS
               In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of changes in foreign exchange rates. In December 2002, Accounting Standard No. 17 was published with respect to the deferral of the effective date of Accounting Standards No. 12 and No. 13 to January 1, 2004.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 2 -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          v. IMPLEMENTATION OF NEW ACCOUNTING STANDARDS AND THEIR EFFECTS ON THE FINANCIAL STATEMENTS (CONT.)

               According to Accounting Standards No. 12 and No. 17, which deal with the discontinuance of the adjustment of financial statements, financial statements will cease to be adjusted for the changes in the general purchasing power of the Israeli currency beginning January 1, 2004. Accounting Standard No. 13 prescribes principles with respect to the effect of changes in foreign exchange rates. This Standard allows to report in dollars provided that certain circumstances and conditions exist.

               Accounting Standard No. 13 replaces Interpretations No. 8 and No. 9 of Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which have been superseded upon the discontinuance of the adjustment of financial statements. The Standard deals with the translation of foreign currency transactions and with the translation of financial statements of foreign operations for incorporation into the financial statements of the reporting enterprise. The translation principles of Accounting Standard No. 13 are different from those applied to date.

               The Company believes that the effect of Standard No. 12 and No. 13 on its results of operations, financial position and cash flows is not expected to be material.

NOTE 3 -  CASH AND CASH EQUIVALENTS

                                   INTEREST RATE AT
                                 --------------------   -------------------------
                                     DECEMBER 31,             DECEMBER 31,
                                 --------------------   -------------------------
                                    2003        2002         2003      2002
                                 ----------   -------       -------   -------
                                          %             U.S. DOLLARS IN THOUSANDS
                                 --------------------   -------------------------
          CASH
          Denominated in NIS                                $    32   $    49
          Denominated in U.S $                                   98       192

          CASH EQUIVALENTS
          Denominated in NIS      3.8 - 4.5     8.12            340       442
          Denominated in Euro      0.25 - 2       -             170         -
          Denominated in U.S.$   0.8 - 0.83   0.8 - 1         1,090       865
                                                            -------   -------
                                                            $ 1,730   $ 1,548
                                                            =======   =======

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 4-   SHORT-TERM AND RESTRICTED BANK DEPOSITS

                                   INTEREST RATE AT
                                   ----------------   -------------------------
                                     DECEMBER 31,           DECEMBER 31,
                                   ----------------   -------------------------
                                      2003   2002           2003      2002
                                      ----   ----         -------   -------
                                           %          U.S. DOLLARS IN THOUSANDS
                                      -----------     -------------------------
          Denominated in U.S.$ *      1.03    1.3         $ 1,029   $ 1,018
          Denominated in Euro            -   0.25               -        78
                                                          -------   -------
                                                          $ 1,029   $ 1,096
                                                          =======   =======

          *    See Note 9.

NOTE 5-   TRADE RECEIVABLES

                                                                    DECEMBER 31,
                                                             -------------------------
                                                                   2003      2002
                                                                 -------   -------
                                                             U.S. DOLLARS IN THOUSANDS
                                                             -------------------------
          Open accounts  *                                       $ 2,496   $ 1,469
          Less: allowance for doubtful accounts                      (51)      (30)
                                                                 -------   -------
                                                                 $ 2,445   $ 1,439
                                                                 =======   =======

          *    See also Note 14a.

NOTE 6 -  INVENTORIES

                                                                    DECEMBER 31,
                                                             -------------------------
                                                                   2003      2002
                                                                 -------   -------
                                                             U.S. DOLLARS IN THOUSANDS
                                                             -------------------------
          Raw and packaging materials                            $ 1,110   $ 1,205
          Products in process                                        510       511
          Finished goods                                             235       371
          Advance payment for raw materials                          126       189
                                                                 -------   -------
                                                                 $ 1,981   $ 2,276
                                                                 =======   =======

          During 2002, the Company and Tech 80 recorded an inventory write-off in respect for slow inventory in the amount of $466 thousand, which was included in cost of revenues.

NOTE 7-   INVESTMENT IN OTHER COMPANY

          Includes an investment in "Netzer Precision Motion Sensors Ltd." ("Netzer"), a start up company, the purpose of which is the development and production of motion sensors based on a proprietary technology.

          In July 2002 Netzer and Netzer's founder signed an agreement with a third party (that was amended in July 2003 and in July 2004), whereby the third party purchased from the founder ordinary shares in consideration for $150 thousand, and Netzer issued to the third party preferred shares in consideration for U.S. $2,000 thousand, which constitute 33.79% of Netzer's issued and outstanding capital. Accordingly, the Company's share in Netzer as of July 31, 2003 was diluted from 18.56% to 15.25%.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 7-   INVESTMENT IN OTHER COMPANY (CONT.)

          Under the said agreement, Netzer granted the third party a warrant to purchase preferred shares in consideration of $3,078 thousand, in effect until February 28, 2005. An exercise of the warrant will cause the third party's share of Netzer to increase to 51%. Netzer also granted the third party anti-dilutive rights which shall expire upon the occurrence of certain events. Subsequent to balance sheet date, the third party, in consideration for $1,600 thousand, exercised part of the above warrants and the third party share in Netzer increased to 46.2%. Accordingly, the Company's share in Netzer was diluted to 12.39%.

NOTE 8 -  PROPERTY AND EQUIPMENT

          a.   Composed as follows:

                                                                 DECEMBER 31, 2003
                                                 --------------------------------------------------
                                                  BALANCE AT    ADDITIONS   DISPOSALS
                                                 BEGINNING OF     DURING      DURING    BALANCE AT
                                                    YEAR *       THE YEAR    THE YEAR   END OF YEAR
                                                 ------------   ---------   ---------   -----------
                                                             U.S. DOLLARS IN THOUSANDS
                                                 --------------------------------------------------
               COST
               Computers and equipment             $ 2,206        $  39        $  -       $ 2,245
               Office furniture and equipment          388           14          17           385
               Vehicles                                166            -          47           119
               Leasehold improvements                  587            -           -           587
                                                   -------        -----        ----       -------
                                                     3,347           53          64         3,336
                                                   -------        -----        ----       -------
               ACCUMULATED DEPRECIATION
               Computers and equipment               1,213          305           -         1,518
               Office furniture and equipment          257           24          12           269
               Vehicles                                 48           24          22            50
               Leasehold improvements                  264           59           -           323
                                                   -------        -----        ----       -------
                                                   $ 1,782        $ 412        $ 34       $ 2,160
                                                   -------        -----        ----       -------
               Depreciated cost at end of year     $ 1,565                                $ 1,176
                                                   =======                                =======

               *    Reclassified.

                    For Liens - see Note 11b.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 9 -  LONG-TERM LOANS

          COMPOSITION

                                            INTEREST RATE AT
                                            ----------------          DECEMBER 31,
                                              DECEMBER 31,     -------------------------
                                                  2003                2003    2002
                                              ------------           -----   -----
                                                    %          U.S. DOLLARS IN THOUSANDS
                                              ------------     -------------------------
          Note payable to a bank - dollar
             (Tech 80)                          (1) 5.00             1,340   2,593
          Loan from bank (ACS - Europe)                                  9      21
                                                                     -----   -----
                                                                     1,349   2,614
          Less:
          Current maturities                                         1,349   1,266
                                                                     -----   -----
                                                                         -   1,348
                                                                     =====   =====

          (1) The note is collateralized by substantially all the assets of Tech 80 and by a bank deposit of the Company in an amount of $1,000 thousand. The note is also guaranteed by the Company. The note and related agreement required the subsidiary and the Company to maintain certain covenants. At balance sheet date the Company and the subsidiary meet the required covenants.

          As to liens - see Note 11b.

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

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 10 - ACCRUED SEVERANCE PAY, NET (CONT.)

               In June 2000, a collective agreement was signed between the Company, the Migdal HaEmek Workers Council of the new General Workers Union (the "Union"), Mivtachim - the Workers Institute for Social Insurance Ltd. and Mivtachim Pension Funds Ltd. (together referred to hereunder as "Mivtachim").

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

               The Company's severance pay liability to its employees, based upon the number of years of service and the latest monthly salary, is mainly covered by payments of premiums to insurance companies for the purchase of insurance policies in the name of the employees. The accumulated amounts deposited with insurance companies of $400 thousand and $337 thousand as of December 31, 2003 and 2002, respectively, are not under the Company's control and therefore are not reflected in the financial statements.

               The liability for severance pay reflected in the balance sheets represents the liability not covered by payments of premiums to insurance companies as mentioned above.

          b.   The balances accrued and funded are as follows:

                                                 DECEMBER 31,
                                          -------------------------
                                                 2003   2002
                                                 ----   ----
                                          U.S. DOLLARS IN THOUSANDS
                                          -------------------------
               Accrued severance pay              154    269
               Less - amount funded               (12)   (10)
                                                  ---    ---
                                                  142    259
                                                  ===    ===

          c. The annual severance pay expense in 2003, 2002 and 2001 was $131 thousand, $305 thousand, and $226 thousand, respectively.

          d. The subsidiary company, Tech 80, adopted a Savings Incentive Match Plan for Employees (SIMPLE) as of January 1, 2000. All employees are eligible to participate. The plan allows employees to contribute up to $8 thousand of eligible compensation and requires Company contributions as specified in the plan agreement. Company contributions to the plan were approximately $8 thousand and $18 thousand for the years ended December 31, 2003 and 2002, respectively.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 11 - CONTINGENCIES, LIENS AND COMMITMENTS

          a.   CONTINGENCIES AND COMMITMENTS

               (1)  ROYALTY COMMITMENTS

                    The Company is committed to pay royalties to the Israeli Government on proceeds from the sale of products in the research and development of which the Israeli Government participated by way of grants. Under the terms of the Company's funding from the Office of the Chief Scientist ("OCS"), royalties of 3% were payable until the end of 1996, royalties of 4% were payable for the next 3 years and royalties of 5% are payable thereafter, on sales of products developed from projects so funded, up to 100% of the grant (Dollar-linked). The royalties are linked to the U.S. Dollar, and for grants received after January 1, 1999 also bear interest at the rate of the LIBOR. As of December 31, 2003 and 2002, the cumulative amount of royalty-bearing grants received was $3,512 thousand and $3,063 thousand, respectively; less royalties paid or accrued of $1,205 thousand and $1,018 thousand, respectively. (As to royalty expenses see Note 15b.)

                    As mentioned above, the original terms of the agreement with the OCS required that the Company pay royalties of 4% in 1999 and 5% in 2000 and thereafter. However, the OCS modified the agreement such that the Company paid royalties of 3.5% in 2001, 2002 and 2003.

                    After balance sheet date, in February 2004 the Company received a letter from the OCS, which said that the royalties for the years 2002 and 2003 should be computed on sales of all of the Company's products, not only on sales of products that the Company claims that were developed with OCS support. The difference between the two computations is estimated at $126 thousand. The Company believes that its computation is correct and approached the OCS in order to settle the matter. The Company did not record a provision in respect of the above amount.

                    The Company is committed to pay royalties to the Fund for Encouragement of Marketing Abroad in consideration for the financial support received from the Fund towards the encouragement of the Company's exports. The royalties are payable at the rate of 4% of the increase in exports in future years as compared to the base year. The amount of the commitment is limited to the amount of the Fund's participation in the amount of $270 thousand, less royalties paid and accrued of $20 thousand.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 11 - CONTINGENCIES, LIENS AND COMMITMENTS (CONT.)

          a.   CONTINGENCIES AND COMMITMENTS (CONT.)

               (2)  LEASE COMMITMENTS
                    Rental and operating expenses in 2003, 2002 and 2001 amounted to $254 thousand, $237 thousand and $209 thousand, respectively.

                    Effective December 1997, the Company entered into a lease agreement, for the period March 1, 1998 through January 31, 2008, for its premises in Migdal Ha'Emek. The rental payments are payable in Israeli currency and are to be linked to the CPI. To secure the above rental payments, the Company established a bank guarantee at the amount of $32 thousands, in favor of its landlord that expires at the end of the lease period.

                    In 2003, the Company's subsidiary, Tech80, moved to a new facility and signed a noncancellable operating lease (New Lease), which expires in December 2008. Tech80 provided the lessor of the New Lease, a $75 thousand standby letter of credit. The letter of credit will be reduced to $50 thousand in 2006, to $25 thousand in 2007, and will terminate in 2008.

                    Tech 80 has a noncancellable-operating lease (Old Lease) for its former facilities which will expire in December 2005. In 2003 Tech80 entered into a sublease agreement for the remaining term of the Old Lease. Tech80 recorded a loss of U.S. $114 thousand using an 8% discount, on the sublease arrangement for the total rental payments of U.S. $220 thousand to be made on the Old Lease in excess of the U.S. $96 thousand sublease income to be received.

                    In addition to the rent, the Company and Tech-80 each pay for annual operating expenses of the premises in accordance with each respective company's lease agreement. The operating expenses include taxes, maintenance costs and repairs.

                    Future minimum rental payments (not including linkage) on the leases of the Company and the subsidiaries, assuming the sublease payments are not made on Tech 80's old lease, are as follows, for the years ending December 31 (dollars in thousands):

                                         LEASE
                                         -----
                      2004                155
                      2005                150
                      2006                111
                      2007                111
                      2008 and beyond     111
                                          ---
                                          638
                                          ===

                    The sublease payments on Tech80's old lease are $48 thousand in each of the years 2004 and in 2005.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 11-  CONTINGENCIES, LIENS AND COMMITMENTS (CONT.)

          a.   CONTINGENCIES AND COMMITMENTS (CONT.)

               (3) In December 1988, the Company granted a license to a third party in Israel to manufacture control boards based upon a technology developed by the Company, in consideration for royalty payments for each unit manufactured by the third party. The royalty payments are computed at 20% of the agreed-upon selling price of such control boards at the time the agreement was signed, see also Note 15a(1).

               (4) In December 2001, a former senior employee filed a claim against the Company for payments claimed for the exercise of stock options to purchase Company shares and other salary related items. The total amount of the claim is in the amount of $357 thousand.
                    In 2003, two former employees filed a claim against the Company in the amount of $53 thousand, for payments claimed for the exercise of stock options to purchase Company shares.
                    The Company's management and its legal counsels are of the opinion that chances of an outcome in favor of the plaintiffs are remote. Accordingly, the Company did not record a provision in respect of the above claims.

               (5) In 2003 the Company filed a $292 thousand product liability claim against a vendor who produced and sold to the Company faulty boards in a previous year. The vendor's insurance company was also named in the suit. After balance sheet date, in March 2004, the Company's management agreed to a settlement offer from the insurance company in the amount of $220 thousand. The total amount received, net of legal expenses, was $182 thousand.

          b.   LIENS

               To secure Tech 80's note payable to a bank, the Company registered a fixed charge in an unlimited amount on the unpaid share capital and goodwill and a floating charge on its plant and all of its remaining assets. The note and the related agreement require the subsidiary and the Company to maintain certain financial ratios. See Note 9. As of the date of the Financial Statements, the Company has $1,340 thousand commitments in respect of the above pledges.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY

          a.   SHARE CAPITAL

               On September 25, 1997, the Company completed its initial public offering on the NASDAQ. The Company issued 1,380,000 Ordinary Shares at a price of $5.00 per share, for total consideration of $5.1 million, net of offering and issuing expenses in the amount of approximately $1.8 million.

               At the conclusion of the offering, employees of the Company who were interested parties held 862,560 ordinary shares, (approximately 31% of the outstanding shares).

               (1)  On February 1, 2000, the Company and its subsidiary ACS 1998
                    - Motion Control Ltd. signed an agreement with a third party according to which the third party purchased 96,200 ordinary shares held in treasury for $5 per share (the market price at the date of closing).

               (2) In 2000, the Company purchased 24,800 of its own ordinary shares for $196 thousand.

               (3) In order to comply with a requirement set forth by the Investment Center, in connection with the approved investment plan, the Company issued additional shares as follows:

                    o In January 2001, the Company issued 1 Ordinary share to a subsidiary for the consideration of $150 thousand included in treasury stock.

                    o In December 2003, the Company effected a bonus share and issued 1 Ordinary share to a trustee to be held in trust on behalf of the Company and the Company's shareholders, for the amount of $280 thousand, which was converted from accumulated earnings to share premium.

               (4) In the event that cash dividends are declared in the future such dividends will be paid in NIS or in foreign currency subject to any statutory limitations. The Company does not intend to pay cash dividends in foreseeable future. The Company has decided not to declare dividends out of tax-exempt earnings.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT.)

          b.   EMPLOYEE STOCK OPTION PLAN - THE ACS 1997 STOCK OPTION PLAN

               Prior to the public offering, the Company adopted the ACS 1997 Stock Option Plan (the "1997 Plan"). The Plan authorizes the issuance of options to employees, shareholders and related parties to purchase an aggregate of 285,000 Ordinary Shares. The options are subject to certain adjustments for recapitalizations, stock-splits and similar transactions. The Plan is administered by the Option Committee appointed by the Board of Directors.

               Details of options granted to persons other than employees are as follows:

               In August 1998, a consultant was granted options to purchase 50,000 Ordinary Shares of the Company in return for business consulting services. The consultant paid the $0.005 option purchase price for 50,000 options, which were charged to proceeds from issuance of stock options. The options expired in August 2003.

               Options granted under the 1997 plan are with an original exercise price of $5.

          c.   EMPLOYEE STOCK OPTION PLAN - THE ACS 1998 STOCK OPTION PLAN

               In October 1998, the Company adopted the ACS 1998 Stock Option Plan (The "1998 plan"). The 1998 plan authorizes the issuance of options to employees and directors to purchase an aggregate of 300,000 Ordinary Shares. The options are subject to certain adjustments for recapitalizations, stock-splits and similar transactions.

               Exercise price is determined as follows:

               (1) As long as the fair market value of the shares on the date the option is granted is less than $5.88, the purchase price of each share shall not be less than 100% of the fair market value.
               (2) When the fair market value of the shares in the date of grant is more than $5.87, the purchase price of each share shall not be less than 85% of the fair market value of such shares.

          d.   EMPLOYEE STOCK OPTION PLAN - THE ACS 2001 STOCK OPTION PLAN

               In January 2001, the Company adopted the ACS-Tech80 Ltd. 2001 Stock Option Plan (The "2001 plan"). The 2001 plan authorizes the issuance of options to employees, directors and consultants to purchase an aggregate of 300,000 ordinary shares. Options granted under the 2001 plan to U.S. residents might include Non-statutory Options as well as Incentive Stock options ("ISOs") intended to qualify under Section 422 of the U.S. Internal Revenue Code. In December 2003 the Company's Board of Directors resolved to increase the number of options to purchase ordinary shares to 400,000. The increase was approved by the Company's shareholders meeting held in January 2004. The options are subject to certain adjustments for recapitalizations, stock-splits and similar transactions.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT.)

          d.   EMPLOYEE STOCK OPTION PLAN - THE ACS 2001 STOCK OPTION PLAN
               (CONT.)

               The options granted under the plans are exercisable in accordance with the following terms:

               The exercise price of an ISO shall not be less than 100% of the fair market value of a share on the date of the grant, and in certain circumstances a higher percentage may be required by applicable law. The exercise price of any other type of option to purchase newly issued shares shall not be less than 85% of the fair market value of a share on the date of the grant.

               The option plans terminate 10 years following the date on which they become effective. The 1997, 1998 and 2001 option plans will expire in 2007, 2008 and 2010, respectively. Each option granted under the plans is exercisable until the earlier of the expiration date of the respective option plan or until the expiration date determined in the specific grant.

               Any options, which are canceled or forfeited before expiration, become available for future grants.

          e.   THE OUTSTANDING STOCK OPTIONS ARE AS FOLLOWS:

                                                                               DECEMBER 31,
                                                   ---------------------------------------------------------------------
                                                                 2003                                2002
                                                   ---------------------------------   ---------------------------------
                                                   2001 PLAN   1998 PLAN   1997 PLAN   2001 PLAN   1998 PLAN   1997 PLAN
                                                   ---------   ---------   ---------   ---------   ---------   ---------
     Number of options authorized for grant          300,000     300,000     285,000     300,000     300,000     285,000
     Number of options granted in previous years    (243,250)   (419,770)   (254,000)          -    (389,770)   (254,000)
     Number of options granted during  year*         (55,934)          -           -    (243,250)    (30,000)          -
     Number of options forfeited*                     16,450     275,304     170,000         150     211,405     116,000
                                                   ---------   ---------   ---------   ---------   ---------   ---------

     Balance of options authorized for grant          17,266     155,534     201,000      56,900      91,635     147,000
                                                   =========   =========   =========   =========   =========   =========

               * In November 2003 the 2001 plan was updated as per the provisions of Section 102 to the Tax Code which was corrected following the tax reform effective January 1, 2003. In December 2003, 13,934 options from the 1998 plan, and 137,157 from the 2001 were cancelled and re-granted on identical terms, under the amended 2001 plan, allowing the optionees to pay a reduced tax rate of 25% upon exercise of the options. See also note 13a.

                    Since the quoted market value of the Company's shares at the day of granting was equal or less than the exercise price of the options granted, no compensation expenses were recognized by the Company.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT.)

          e.   THE OUTSTANDING STOCK OPTIONS ARE AS FOLLOWS: (CONT.)

                    The weighted average fair values of options granted during the years ended December 31, 2001, 2002 and 2003 were:

                                                   FOR EXERCISE PRICE ON THE GRANT DATE THAT EQUALS MARKET PRICE
                                                   -------------------------------------------------------------
                                                                         2003   2002   2001
                                                                         ----   ----   ----
                    Weighted average fair values
                    on grant date                                        1.57   0.73   2.86

                    Options granted in each year under the aforementioned options plans to be paid in NIS based on the exchange rate of the dollar on the date of payment (in Dollars in the case of grantees outside Israel):

                                                            2003                 2002                2001
                                                      -----------------   -----------------   -----------------
                    ORIGINAL EXERCISE PRICE (U.S.$)   NUMBER OF OPTIONS   NUMBER OF OPTIONS   NUMBER OF OPTIONS
                                                      -----------------   -----------------   -----------------
                    1.625 - 2.89                                 -             273,250              48,370
                    3.50 - 4.84                             42,000                   -              91,000
                    5.08 - 7                                     -                   -              22,000
                                                            ------             -------             -------
                                                            42,000             273,250             161,370
                                                            ======             =======             =======

          f.   STOCK OPTION ACTIVITY DURING THE PERIODS INDICATED IS AS FOLLOWS:

                                                 NUMBER OF   WEIGHTED-AVERAGE
                                                  OPTIONS     EXERCISE PRICE
                                                 ---------   ----------------
                                                                   U.S.$
                                                             ----------------
               Balance as of December 31, 2001     495,837         4.269
                    Granted                        273,250         2.225
                    Forfeited                     (179,622)        4.179
                                                 ---------        ------
               Balance as of December 31, 2002     589,465         3.372
                                                 ---------        ------
                    Granted                         42,000         3.500
                    Exercised                       (1,750)        2.247
                    Forfeited                     (120,265)        3.706
                                                 ---------        ------
               Balance as of December 31, 2003     509,450         3.305
                                                 =========        ======

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 13 - TAXES ON INCOME

          a.   TAX LAWS APPLICABLE TO THE COMPANY:

               Israeli tax is computed on the basis of the Company's income in Israeli currency determined for statutory purposes. The main differences between the income for tax and reporting purposes are: inflationary adjustments, differences between the results in Israeli currency and results in dollars, and permanent differences.

               (1)  ISRAEL TAX REFORM:

                    During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel.

                    The main provisions of the tax reform that may affect the Company are as follows:
                    a) Transfer pricing of international transactions with related parties. The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Detailed provisions are to be included in Income Tax Regulations that have yet to be issued. Although the Company considers that the transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issue of the said Regulations.
                    b) Dividend whose source is revenues produced or accrued outside of Israel and a dividend whose source is out of Israel, will be taxed at a rate of up to 25%. In addition, the law sets forth provisions regarding amounts and rates of tax, in those cases where tax was paid abroad on such revenues.
                    c) Capital gain tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

               (2) TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

                    A major part of the Company's production facilities have been granted "Approved Enterprise" status under the above law. As to the first investment plan of the "Approved Enterprise" - which commenced in 1991 and in respect of which the Company received state-guaranteed loans - income derived from the part of the Approved Enterprise is tax exempt for a period of ten years, commencing the first year it generates taxable income. The period of benefit for the first investment plan granted "Approved Enterprise" status expired in 2003. Income from the second and third Approved Enterprises (approved in 1996 and 2000 respectively) are also tax exempt for ten years commencing the first year each "Approved Enterprise" generates taxable income. The period of benefits of the second and third investment plans granted "Approved Enterprise" status would expire in 2007 and 2009 respectively.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 13-  TAXES ON INCOME (CONT.)

          a.   TAX LAWS APPLICABLE TO THE COMPANY: (CONT.)

               (2) TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (CONT.)

                    In February 2002, the Company submitted a new investment plan to the Investment Center under the Law for Encouragement of Capital Investments, 1959. The investment plan was approved by the Investment Center in January of 2004. The period of benefits of the investment plans granted "Approved Enterprise" status started in the year 2003 and will expire in 2012.

                    Dividends paid out of income derived from the Approved Enterprise are subject to withholding tax at the rate of 15%.

                    The tax - exempt income attributable to the "approved enterprise" can be distributed to shareholders without imposing tax liability on the company only upon the complete liquidation of the company. The Company has decided not to declare out of such tax-exempt - income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

                    If the retained tax-exempt income is distributed in a manner other then in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently 25%).

                    The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the law, regulations published there under and the terms of approval for the specific investment in the "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits previously received, in whole or in part, with the addition of linkage differences and interest. To date of the issuance of these financial statements, the Company believes it has complied with these conditions.

                    Income not eligible for "Approved Enterprise" benefits mentioned above is taxed at the regular rate applicable - 36%.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 13-  TAXES ON INCOME (CONT.)

          a.   TAX LAWS APPLICABLE TO THE COMPANY: (CONT.)

               (3) MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 ("INFLATIONARY ADJUSTMENT LAW")

                    The provisions of the Income Tax (Inflationary Adjustments) Law, 1985 apply to the Company and certain of its Israeli investees. According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI.

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

          b.   DEFERRED INCOME TAXES

               (1) Deferred tax assets reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The principal component relates to loss carryforwards. Realization of deferred tax assets is contingent on future taxable earnings. A valuation allowance has been provided for the portion of those assets, which are not considered probable of realization.

               (2) Deferred tax assets have not been provided for the tax exempt income relating to the Company's "Approved Enterprises" (see a above), since the Company intends to permanently reinvest such tax exempt income and not distribute it as a dividend. Earnings distributed related to the Company's "Approved Enterprises" are not taxable to the Company in liquidation.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 13-  TAXES ON INCOME (CONT.)

          b.   DEFERRED INCOME TAXES (CONT.)

               (3) Significant components of the Company's net deferred tax assets as of December 31, 2003 are as follows:

                                                             DECEMBER 31, 2003
                                                       -----------------------------
                                                       CURRENT   NON-CURRENT   TOTAL
                                                       -------   -----------   -----
                                                         U.S. DOLLARS IN THOUSANDS
                                                       -----------------------------
                    DEFERRED TAX ASSETS:
                       Accrued severance pay, net          -           22         22
                       Carryforward losses and other
                       temporary differences             113        * 564        677
                                                         ---        -----      -----
                                                         113          586        699
                       Valuation allowance                 -         (341)      (341)
                                                         ---        -----      -----
                       Net deferred tax assets           113          245        358
                                                         ===        =====      =====

                       Domestic                           15           15         30
                       Foreign                            98          230        328
                                                         ---        -----      -----
                                                         113          245        358
                                                         ===        =====      =====

                    * Net of $ 10 thousand of tax effect relating to excess purchase price of Tech 80 attributed to property and equipment (December 31, 2002 -$ 13 thousand).

                    The valuation allowance relates to capital loss and contribution carryforwards in Tech80 as their realization is not reasonably assured. Tech80 has available carry forward tax losses of approximately $ 525 thousand at December 31, 2003, which expire in 2022.
                    The federal net operating loss carry back rules in the U.S. were changed during 2002. As a result Tech80 received additional refunds of U.S.$ 520 thousand in 2002.

                    Utilization of U.S net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 13-  TAXES ON INCOME (CONT.)

          b.   DEFERRED INCOME TAXES (CONT.)

                    Significant components of the Company's net deferred tax assets as of December 31, 2002 are as follows:

                                                             DECEMBER 31, 2002
                                                       -----------------------------
                                                       CURRENT   NON-CURRENT   TOTAL
                                                       -------   -----------   -----
                                                         U.S. DOLLARS IN THOUSANDS
                                                       -----------------------------
                    DEFERRED TAX ASSETS:
                       Accrued severance pay, net         -            7           7
                       Carryforward losses and other
                       temporary differences             84          536         620
                                                        ----        ----        ----
                                                         84          543         627
                       Valuation allowance                -         (264)       (264)
                                                        ----        ----        ----
                       Net deferred tax assets           84          279         363
                                                        ====        ====        ====

          c.   THE PROVISION FOR TAXES ON INCOME CONSISTS OF THE FOLLOWING:

                                                         YEAR ENDED DECEMBER 31,
                                                        -------------------------
                                                           2003   2002   2001
                                                           ----   ----   ----
                                                        U.S. DOLLARS IN THOUSANDS
                                                        -------------------------
               Current                                       14   (541)     5
               Taxes on income in respect of previous
                  years                                       -      -    (29)
               Deferred income taxes, net                     5    238   (522)
                                                            ---   ----   ----
                                                             19   (303)  (546)
                                                            ===   ====   ====

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 13-  TAXES ON INCOME (CONT.)

          d. RECONCILIATION OF THE THEORETICAL TAX EXPENSE TO THE ACTUAL TAX EXPENSE

               The reconciliation of the corporate theoretical tax expense assuming all income is taxed at the statutory rate, applicable to corporate tax in Israel, to the actual tax expense, is as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                                -------------------------
                                                                 2003     2002     2001
                                                                ------   ------   -------
                                                                U.S. DOLLARS IN THOUSANDS
                                                                -------------------------
               Income (loss) before taxes on income as
               reported                                            841     (504)   (4,400)

               Tax rate                                             36%      36%       36%
                                                                ------   ------   -------
               Theoretical tax on the above amount                 303     (181)   (1,584)

               INCREASE (DECREASE) IN TAXES RESULTING FROM:
               Permanent differences, net                           12       (4)       (8)
               Expenses related to acquisition of subsidiary:
                  Impairment and amortization of goodwill            -        -     1,112
               "Approved Enterprise" benefits (1)                 (275)     (99)       (8)
               Other adjustments                                   (21)     (19)      (58)
                                                                ------   ------   -------
               Taxes on income                                      19     (303)     (546)
                                                                ======   ======   =======

               Provision for taxes on income of the
               Company                                             (18)      21        36
               Provision for taxes on income of subsidiaries        37     (324)     (582)
                                                                ------   ------   -------

                                                                    19     (303)     (546)
                                                                ======   ======   =======
               (1) Per share amounts (basic) of the benefit
                  resulting from the exemption                    0.26     0.09         -
                                                                ======   ======   =======
               Per share amounts (diluted) of the benefit
               resulting from the exemption                       0.23     0.09         -
                                                                ======   ======   =======

          e.   TAX ASSESSMENTS

               The Company received final tax assessments through tax year 1999.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 14 - SUPPLEMENTARY BALANCE SHEET INFORMATION

          a.   TRADE RECEIVABLES

               (1) Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, bank deposits and trade receivable. These concentrations of credit risk within geographical markets may be similarly affected by changes in economic or other conditions, and may, accordingly, impact the Company's overall credit risk. The Company maintained credit risk insurance on sales to its non-related overseas customers, covering from 70% to 85% of the risk involved. Trade receivable classified by geographical markets are as follows:

                                                                      DECEMBER 31,
                                                               -------------------------
                                                                      2003    2002
                                                                     -----   -----
                                                               U.S. DOLLARS IN THOUSANDS
                                                               -------------------------
                    United States                                      677     353
                    Europe                                             643     255
                    Israel                                           1,090     786
                    Far East                                            25      40
                    Canada                                              10       5
                                                                     -----   -----
                                                                     2,445   1,439
                                                                     =====   =====

                    Trade  receivable - are net of allowance
                       for doubtful accounts in an amount of            51      30
                                                                     =====   =====

               (2)  Other accounts receivable:

                                                                      DECEMBER 31,
                                                               -------------------------
                                                                      2003   2002
                                                                      ----   ----
                                                               U.S. DOLLARS IN THOUSANDS
                                                               -------------------------
                    Governmental Institutions                            -    102
                    Grants receivable *                                101    186
                    Deferred taxes (see Note 13b)                      113     84
                    Prepaid expenses                                    29     37
                    Advances to vendors                                 78      -
                    Others                                              27     28
                                                                      ----   ----
                                                                       348    437
                                                                      ====   ====

                    * Consists of the Government of Israel Fund for the Encouragement of Exports, the Government of Israel Office of the Chief Scientist and the Government of Israel Fund for the Development of Human Capital.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 14 - SUPPLEMENTARY BALANCE SHEET INFORMATION (CONT.)

          b.   ACCOUNTS PAYABLE AND ACCRUALS

                                                                  DECEMBER 31,
                                                           -------------------------
                                                                  2003    2002
                                                                 -----   -----
                                                           U.S. DOLLARS IN THOUSANDS
                                                           -------------------------
               Other:
               Payroll and related expenses                      $ 207   $ 234
               Provision for vacation pay and sick leave            81      38
               Governmental Institutions                           200     146
               Accrued expenses                                    195      67
               Provision for warranty (1)                           48      55
               Due to former subsidiary shareholders                62      62
               Other                                               108     159
                                                                 -----   -----
                                                                 $ 901   $ 761
                                                                 =====   =====

               (1)  Provision for warranty

                    The following table reconciles the changes to the provision for warranty for the year indicated:

                                                  BALANCE AT
                                                  BEGINNING   WARRANTY  WARRANTIES  BALANCE AT
                                                   OF YEAR     USAGE     EXPENSED   END OF YEAR
                                                  ----------  --------  ----------  -----------
                                                            U.S. DOLLARS IN THOUSANDS
                                                  ---------------------------------------------
                    Year ended December 31, 2003    $ 55       $ (22)      $ 15        $ 48
                                                    ====       =====       ====        ====

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 15 - SELECTED STATEMENT OF OPERATIONS DATA

          a.   REVENUES

                                                          YEAR ENDED DECEMBER 31,
                                                        ---------------------------
                                                         2003      2002      2001
                                                        -------  --------  --------
                                                         U.S. DOLLARS IN THOUSANDS
                                                        ---------------------------
               (1) Sales classified by
                    Geographical destination:
                     United States                      $ 2,820  $  2,577  $  3,282
                     Holland                              2,461      *847    *1,213
                     Europe (other countries)             1,111    *1,032    *1,093
                     Israel                               2,594     3,091     2,597
                     Far East                               167       299       179
                     Canada                                  48        57        45
                     Other                                    4         4         6
                                                        -------  --------  --------
                                                          9,205     7,907     8,415
                     Royalties - Israel (see Note
                     11a(3))                                  -         -       302
                                                        -------  --------  --------
                                                        $ 9,205  $  7,907  $  8,717
                                                        =======  ========  ========
               (2) Including sales to major customers
                    (exceeding 10% of sales each):
                     Customer A                         $ 1,656  $    428  $      -
                                                        =======  ========  ========
                     Customer B                         $ 1,416  $  1,053  $  1,105
                                                        =======  ========  ========
                     Customer C - former
                     Shareholder
                     (See also Note 16b)                $ 1,263  $    711  $  1,056
                                                        =======  ========  ========
                     Customer D                         $   400  $    786  $      -
                                                        =======  ========  ========
                     Customer E                         $   370  $    876  $    614
                                                        =======  ========  ========

          b.   COST OF REVENUES

                                                          YEAR ENDED DECEMBER 31,
                                                        ---------------------------
                                                         2003      2002      2001
                                                        -------  --------  --------
                                                         U.S. DOLLARS IN THOUSANDS
                                                        ---------------------------
               Materials and components consumed        $ 1,558  $**1,892  $  1,756
               Payroll and related expenses                 608       478       824
               Subcontractors                             1,800       486       715
               Depreciation                                 107       127       129
               Maintenance and rent                         145       129       103
               Royalties to OCS                             187       135       154
                                                        -------  --------  --------
               Total production costs                     4,405     3,247     3,681
               Decrease in inventory of
                 products in process                          2       539       540
               Decrease (increase) in inventory of
                 finished goods                             141     **259      (187)
                                                        -------  --------  --------
                                                        $ 4,548  $  4,045  $  4,034
                                                        =======  ========  ========

                    * Reclassified.
                    ** Including write off of inventories in the amount of
                       U.S. $ 466 thousand.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 15-  SELECTED STATEMENT OF OPERATIONS DATA (CONT.)

          c.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, NET

                                                          YEAR ENDED DECEMBER 31,
                                                        ---------------------------
                                                         2003      2002      2001
                                                        -------  --------  --------
                                                         U.S. DOLLARS IN THOUSANDS
                                                        ---------------------------
               SELLING **                               $ 1,068  $  1,046  $  1,385
                                                        -------  --------  --------
               GENERAL AND ADMINISTRATIVE EXPENSES:
               Payroll and related expenses                 834   * 1,228   * 1,231
               Office maintenance                           247       202       349
               Professional services                        214       171       185
               Depreciation and amortization                105       213       229
               Loss on sublease                             114         -         -
               Other                                        219       151       148
                                                        -------  --------  --------
                                                          1,733     1,965     2,142
                                                        -------  --------  --------

                                                        $ 2,801  $  3,011  $  3,527
                                                        =======  ========  ========

               **  Net of participation in expenses by
                     the Government of Israel Fund
                     for the Encouragement of
                     Exports                            $     -  $     17  $    120
                                                        =======  ========  ========

            *  Reclassified

          d.   FINANCING EXPENSES, NET

                                                          YEAR ENDED DECEMBER 31,
                                                        ---------------------------
                                                         2003      2002      2001
                                                        -------   -------   -------
                                                         U.S. DOLLARS IN THOUSANDS
                                                        ---------------------------
               Interest on short-term bank deposits     $    24   $    38   $    90
               Interest on long-term loans                 (107)     (182)     (329)
               Other (including foreign
                 exchange transaction losses - net)          62       (10)      (85)
                                                        -------   -------   -------
                                                        $   (21)  $  (154)  $  (324)
                                                        =======   =======   =======

          e.   OTHER INCOME (EXPENSES)

                                                          YEAR ENDED DECEMBER 31,
                                                        ---------------------------
                                                            2003   2002   2001
                                                            ----   ----   ----
                                                         U.S. DOLLARS IN THOUSANDS
                                                        ---------------------------
               Capital gain (loss)                          $ (9)  $ 1    $ (5)
               Other                                           -     3      20
                                                            ----   ---    ----
                                                            $ (9)  $ 4    $ 15
                                                            ====   ===    ====

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 15-  SELECTED STATEMENT OF OPERATIONS DATA (CONT.)

          f.   BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

               Earnings per Ordinary Share are computed based on the weighted average number of Ordinary Shares outstanding and number of dilutive share equivalents during each year. The computation of the net earning (loss) per share is based on net earnings (loss), as reported in the statements of operations, plus or less imputed financing income, which may result to the Company, of the deemed exercise of options.

                                                                               YEAR ENDED DECEMBER 31,
                                                                              -------------------------
                                                                               2003    2002      2001
                                                                              -----   ------   --------
                                                                              U.S. DOLLARS IN THOUSANDS
                                                                              -------------------------
               a) Net income (loss)

                  Net income (loss) as reported in the
                    statements of operations                                  $ 822   $ (201)  $ (3,854)
                  Add- imputed financial income in respect of
                  options which, based on the year end closing
                  quoted market price of the shares, would
                  be exercised                                                    8        -         29
                                                                              -----   ------   --------
                  For the calculation of the basic earning (loss) per
                  share                                                         830     (201)    (3,825)
                  Add- imputed financial income in respect of
                  options which, based on the year end closing
                  quoted market price of the shares, would not
                  Be exercised                                                   23        -          -
                                                                              -----   ------   --------
                  For the calculation of the diluted earning (loss) per
                  share                                                       $ 853   $ (201)  $ (3,825)
                                                                              =====   ======   ========

                                                                            NUMBER OF SHARES IN THOUSANDS
                                                                            -----------------------------
               b) Weighted number of ordinary shares and
                    ordinary shares equivalents outstanding
                    (in thousands)

                  Opening balance                                             2,795    2,795      2,795
                    Add - weighted average number of shares capital
                      considered as issued and outstanding in respect
                      of options which, based on the year end closing
                      quoted market price of the shares, would
                      be exercised                                              170        -         76
                                                                              -----   ------   --------
                    For the calculation of the basic earning (loss)
                      per share                                               2,965    2,795      2,871
                    Add -
                      Outstanding options which, based on the year end
                      closing quoted market price of the share, would not
                      be exercised                                              304        -          -
                                                                              -----   ------   --------
                    For the calculation of the diluted earning (loss) per
                    share                                                     3,269    2,795      2,871
                                                                              =====   ======   ========

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

          a. The Company conducts transactions in the ordinary course of business with related parties including affiliated companies and shareholders thereof.

          b. Transactions and balances with related parties in the ordinary course of business:

                                                                     YEAR ENDED DECEMBER 31,
                                                                    --------------------------
                                                                     2003      2002     2001
                                                                    -------   ------   -------
                                                                    U.S. DOLLARS IN THOUSANDS
                                                                    --------------------------
               Sales to a former shareholder (1)                    $ 1,263   $  711   $ 1,056
                                                                    =======   ======   =======

               Sales to a related party                             $    17   $    -   $     -
                                                                    =======   ======   =======

               Compensation to related parties (2)                  $   615   $  810   $   682
                                                                    =======   ======   =======
               Management fee paid by a related party to a
               subsidiary for office and marketing services
               included as a reduction of general and
               administrative expenses                              $    22   $    -   $     -
                                                                    =======   ======   =======

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                        2003   2002   2001
                                                                        ----   ----   -----
                                                                    U.S. DOLLARS IN THOUSANDS
                                                                    --------------------------
               Open balance with a related party                        $ 17   $  2   $   -
                                                                        ====   ====   =====
               Payable to former CFO (for property and
                  equipment)                                            $  -   $ 10   $ 180
                                                                        ====   ====   =====
               Payable to other related parties (for property and
                  equipment and various expenses)                       $ 76   $ 92   $  43
                                                                        ====   ====   =====

               (1) The former shareholder sold its shares on October 2001. The sales to the former shareholder include its European and Israeli affiliated companies.
                    The former shareholder and its affiliated companies receive a discount of approximately 35% from the list prices which is not different from any other OEM customers.

               (2) Including $357 thousand for the year ended December 31, 2003 paid as management fee to a private company controlled by a related party.
                    As to employment agreements with related parties mentioned above, see Note c below.
                    As to indemnification agreements with related parties, see d below.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16-  TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

          c.   EMPLOYMENT AGREEMENTS WITH RELATED PARTIES

               As of October 10, 1999, the Company and Tech 80 entered into an employment agreement "the Employment Agreement" with a related party (President/CEO) for a period of 3 years ending December 31, 2002 or such shorter period as may be provided for herein.
               As compensation for his services, he received a salary that was increased by 5% once every year, beginning on January 1, 2001. Likewise, the related party was entitled to social benefits, bonus and others from the Company as mentioned in the Employment Agreement.
               In December 2002 the Employment Agreement was terminated. Under the termination agreement the related party agreed to provide to Tech 80 technical support for a period of two years in exchange for his salary in Tech80 in accordance with the Employment Agreement.
               In January 2003 the Company entered into a new Management Agreement with a private company owned and controlled by the related party, whereby the private company shall provide management services, all of which shall be provided on behalf of the private company by the related party. The Management services shall consist of the performance of the function of Chief Executive Officer of the Company, until the Company resolves otherwise. The term of the Management Agreement commenced on January 1, 2003 and shall be in effect for a period of five 5 years thereafter. The related party is obligated, in case of termination of this agreement, to provide technical support to the Company for a period of two years after the date of termination of this agreement for which he will receive a monthly salary, in dollars, equal to his last monthly salary and all other fringe benefits to which he will be entitled prior to the termination.
               The Management Agreement was approved by the Company's annual shareholders meeting. In January 2004 a 5% increase in the Management Fee was approved by the Company's annual shareholders meeting.

          d.   DIRECTORS AND OFFICERS INDEMNIFICATION AGREEMENTS

               In March 1996, the Company entered into indemnification agreements with each officer and director of the Company at such time. Such agreements contain provisions which endeavor to limit the personal liability of the officers and directors, both to the Company and its shareholders, for monetary obligations resulting from breaches of certain of their fiduciary duties as officers and directors of the Company. In particular, such agreements provide that the Company will indemnify such individuals to the fullest extent permitted by the applicable law, as such rights shall be expanded or limited from time to time, against all expense, liability, and loss reasonably incurred or suffered by the indemnity as a result of serving as an officer, director, or employee of the Company, any affiliate thereof, or any other entity at the request of the Company. Such agreements shall remain in effect until the expiration of 7 years after the date the director shall cease to serve as an officer of the Company.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16-  TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

          d.   DIRECTORS AND OFFICERS INDEMNIFICATION AGREEMENTS (CONT.)

               Notwithstanding the above, the indemnitee will not be entitled to any indemnification amount whatsoever should any one of the following events occur: (i) a breach of such indemnitee's fiduciary duty, except for acts and omissions committed in good faith and with reasonable basis to assume they would not prejudice the interest of the Company; (ii) breach of such indemnitee's duty of care, if performed intentionally or in disregard of the consequences of such breach; (iii) acts or omissions intended to derive illegal personal gain; or (iv) fines or penalties levied as a result of a criminal offense.

               As of the balance sheet date, only two of the Company's officers and directors with whom indemnification agreements were executed still serve as officers and/or directors of the Company. On February 2001 the Israeli Companies Law, 1999, became effective. Pursuant to the Companies Law certain provisions of the indemnification agreements may no longer be applicable or may be limited.

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

          g. On June 29, 2000, Mr. Ze'ev Kirshenboim, Chief Executive Officer and Chairman of the Board of Directors, resigned from his position as Chairman of the Board, as required in accordance to the new Companies Ordinance and Mr. Jacob Engel - an interested party, was appointed as the Chairman of the Board of Directors.

          h. The Company has obtained and is the sole beneficiary of the CEO and CTO's life insurance policies in the amount of approximately U.S.$ 1 million (per person).

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - SEGMENTS

          The Company's operating segments include geographic segments based on the location of the assets producing the revenues.
          The Company's assets are located in Israel, Tech 80's assets are located in the U.S. and ACS - Europe's assets are located in Europe. Therefore, the segments presented are identified as Israel, U.S.A and Europe.

          The accounting policies of the operating segments are the same as those described in Note 2 - Significant Accounting Policies.

          The Company evaluated performances based on a stand- alone basis of each operating segment. The geographic segment includes the activity of the Company, Tech80 and ACS - Europe.

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

          A.   OPERATING SEGMENTS

                                    DECEMBER 31, 2003              DECEMBER 31, 2002             DECEMBER 31, 2001
                              -----------------------------  ----------------------------  ------------------------------
                              ISRAEL  U.S.A  EUROPE   TOTAL  ISRAEL  U.S.A  EUROPE  TOTAL  ISRAEL   U.S.A  EUROPE   TOTAL
                              ------  -----  ------  ------  ------  -----  ------  -----  ------  ------  ------  ------
                                                               U.S. DOLLARS IN THOUSANDS
                              -------------------------------------------------------------------------------------------
Sales to external customers    4,870  2,671   1,664   9,205   4,874  2,537     496  7,907   5,112   3,330     275   8,717
Inter-segment sales            2,205      -       -   2,205     931      5       -    936     924       5       -     929
                               -----  -----   -----  ------   -----  -----    ----  -----  ------  ------     ---  ------

Segments total net sales       7,075  2,671   1,664  11,410   5,805  2,542     496  8,843   6,036   3,335     275   9,646

Depreciation of property and
  equipment                      332     66      11     409     351     72       9    432     250      70       4     324

Interest income                  541     13      59     613      33      5      42     80      91       3       -      94

Interest expenses                  8    625       1     634      52    181       1    234      98     313       7     418
Impairment and
  amortization of goodwill         -      -       -       -       -      -       -      -      -    3,090       -   3,090
Tax income (expenses)             16    (23)    (14)    (21)    (23)   269      57    303      35    (581)      -    (546)
Operating income (loss)          725    173     (35)    863     337   (597)   (127)  (387)    495  (4,409)    (74) (3,988)
Net income (loss)of
reportable segments            1,270   (467)     17     820     299   (501)    (32)  (234)    454  (4,124)    (81) (3,751)
Total segment assets           7,494  1,825     492   9,811   7,213  2,013     278  9,504  11,545   2,911      96  14,552
Fixed assets                     987    128      28   1,143   1,314    211      40  1,565   1,605     277      22   1,904
Expenditures for fixed
   assets                         31     21       1      53     103      7      35    145     516      94      26     636

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 17-  SEGMENTS (CONT.)

          A reconciliation of the totals reported for the geographic segments to the applicable items in the consolidated financial statements is as follows:

                                                                DECEMBER 31,
                                                            --------------------
                                                            2003   2002    2001
                                                            ----   ----   ------
                                                             U.S.$ IN THOUSANDS
                                                            --------------------
          OPERATING INCOME (LOSS)
          Operating  income (loss) of reportable segments    863   (387)  (3,988)
          Inter-segments gain                                  8     33     (103)
                                                             ---   ----   ------
          Total consolidated operating income (loss)         871   (354)  (4,091)
                                                             ===   ====   ======

                                                                DECEMBER 31,
                                                            --------------------
                                                            2003   2002    2001
                                                            ----   ----   ------
                                                             U.S.$ IN THOUSANDS
                                                            --------------------
          NET INCOME (LOSS)
          Net income (loss) of reportable segments           820   (234)  (3,751)
          Inter-segments gain                                  2     33     (103)
                                                             ---   ----   ------
          Total consolidated net  income (loss)              822   (201)  (3,854)
                                                             ===   ====   ======

                                                                DECEMBER 31,
                                                          -----------------------
                                                           2003     2002    2001
                                                          ------   -----   ------
                                                            U.S.$ IN THOUSANDS
                                                          -----------------------
          ASSETS
          Total assets for reportable segments             9,811   9,504   14,552
          Investment in held company                       1,218   1,218    1,218
          Inter-segments gain (loss)                           2     (33)    (141)
          Inter-segments assets                             (763)   (808)  (4,523)
                                                          ------   -----   ------
          Total consolidated assets                       10,268   9,881   11,106
                                                          ======   =====   ======

          b. Information about sales that are attributed to geographic areas based on the location of the customers - see Note 15a(1).

          c. In Management's opinion, the Company's business activity constitutes one product line.

          d. Information regarding significant customers is presented in Note 15a(2).

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 18 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA

          The financial statements are prepared in accordance with generally accepted accounting principles applicable in Israel (Israeli GAAP), which differ in certain respects from those applicable in the United States of America (U.S. GAAP). The differences which affect the balance sheets and statement of operations relate principally to the following items, and the effect of the adjustments on certain balance sheet items is set out below:

          (a)  EFFECT ON BALANCE SHEET ITEMS

                                           DECEMBER 31, 2003                      DECEMBER 31, 2002
                                 ------------------------------------   ------------------------------------
                                                             AS PER                                  AS PER
                                 AS REPORTED   ADJUSTMENT   U.S. GAAP   AS REPORTED   ADJUSTMENT   U.S. GAAP
                                 -----------   ----------   ---------   -----------   ----------   ---------
                                                          U.S. DOLLARS IN THOUSANDS
                                 ---------------------------------------------------------------------------
            Severance pay fund         -           412          412            -           347        347
                                    ====          ====         ====         ====          ====       ====
            Accrued
            severance pay *         (238)         (412)        (650)        (356)         (347)      (703)
                                    ====          ====         ====         ====          ====       ====

                     *  See (b) below.

          (b)  LIABILITY FOR SEVERANCE PAY

               Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability. The net amount of the liability and the amounts so funded are disclosed in Notes 10 and 14 b. Under U.S. GAAP, the severance pay liability is included in the balance sheets at the full amount of the liability and the total amounts funded should be presented as long-term investments.

          (c)  EARNINGS PER SHARE

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

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 18- EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

          (c)  EARNINGS PER SHARE (CONT.)

               The following summarizes information related to the computation of the basic and diluted EPS:

                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                        2003   2002    2001
                                                                        ----   ----   ------
                                                                       U.S. DOLLARS IN THOUSANDS
                                                                   --------------------------------
               Net income (loss)                                         822   (201)  (3,854)
                                                                         ===   ====   ======

                                                                    NUMBER OF SHARES IN THOUSANDS
                                                                    -----------------------------
               Weighted average number of common shares
                  outstanding used in basic EPS calculation            2,795   2,795    2,795

               Add assumed exercise of outstanding stock options
                  as adjustments for dilutive securities  *                -       -        -
                                                                       -----   -----    -----
               Weighted average number of common shares
                  outstanding used in dilutive EPS calculation         2,795   2,795    2,795
                                                                       =====   =====    =====
               Basic and diluted EPS - U.S.$                            0.29   (0.07)   (1.38)
                                                                       =====   =====    =====

               *    Amount of 827,103 options are anti-dilutive.

          (d)  STOCK OPTION PLAN

               When companies elect to account for stock options using the intrinsic value, they must make additional disclosures relating to the impact of using fair values.
               The Company is required to disclose pro forma data according to SFAS 123. Therefore, had compensation expense for stock options granted under the Company's Stock Option Plans been determined based on the fair value at the date of grant, consistent with the method of SFAS 123, the Company's net income and earnings per Ordinary Share would have changed to the pro forma amounts indicated below:

                                                                               YEAR ENDED DECEMBER 31,
                                                                             -------------------------
                                                                              2003    2002      2001
                                                                             ------   ------   -------
                                                                             U.S. DOLLARS IN THOUSANDS
                                                                             -------------------------
               Net income (loss) as reported                                 $  822   $ (201) $ (3,854)
               Add: application of compensation expenses
                  according to Statement 123                                    (70)     (87)     (309)
                                                                             ------   ------  --------
               Pro forma net income (loss)                                   $  752   $ (288) $ (4,163)
                                                                             ======   ======  ========
               Basic and diluted earnings (losses) per ordinary share, as
               reported US $                                                 $ 0.29   $(0.07) $  (1.38)
                                                                             ======   ======  ========
               Basic and diluted earnings (losses) per ordinary share, pro
               forma - diluted                                               $ 0.27   $(0.10) $  (1.49)
                                                                             ======   ======  ========

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 18- EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

               The fair value of each option granted is estimated on the date of grant, using the Black- Scholes option pricing model with expected volatility of 57% on December 31, 2003 (31% and 97% for the years ended December 31, 2002 and 2001, respectively) and using the following weighted average assumptions:
               1.   Dividend yield of zero percent for each year.
               2. Risk-free interest rate of 1% on December 31, 2003 (1.5% and 2% for the years ended December 31, 2002 and 2001, respectively).
               3.   Expected life of 4-5 years as of the date of grant.

               The compensation expense associated with these options is amortized over their vesting period, which is 4, 5, and 5 years, in 2003, 2002 and 2001 respectively.

          (e)  EARNINGS FROM "APPROVED ENTERPRISES"

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

                                         ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                                                        (AN ISRAELI CORPORATION)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 18- EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

          (f)  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

               In May 2003, the FASB issued SFAS 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company's financial position or results of operations.

               "In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

               In November 2002, Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, `Revenue Arrangements with Multiple Deliverables.' EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes". The adoption of EITF Issue No. 00-21 did not have a material impact upon the Company's financial position, cash flows or results of operations.

APPENDIX  I.

                                                                         %            %
                                                                   -------------   -------
     HOLDING ENTITY   HELD ENTITY                                  SHARE CAPITAL   CONTROL
     --------------   ------------------------------------------   -------------   -------
     The Company        ACS Motion Control 1998 Ltd.                   99.8%        99.8%

                        Netzer Precision Motion Sensors Ltd.
                           (formerly Netzer Motion Sensors Ltd.)       15.2%        15.2%

                        Technology 80 Inc.
                        (d/b/a ACS TECH80 Inc.)                         100%         100%

                        ACS TECH 80 Europe B.V.                         100%         100%

                                     ******

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
--------------------------------------------------------------------------------


ACS-Tech80 Ltd.
Technology 80 Inc. d/b/a ACS-Tech80 Inc.
Plymouth, Minnesota


We have audited the accompanying balance sheets of Technology 80 Inc. d/b/a ACS-Tech80 Inc., a wholly-owned subsidiary of ACS-Tech80 Ltd., as of December 31, 2003 and 2002, and the related statements of operations and accumulated deficit and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Technology 80 Inc. d/b/a ACS-Tech80 Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.





                                        /s/ LURIE BESIKOF LAPIDUS & COMPANY, LLP
                                        ----------------------------------------
                                        LURIE BESIKOF LAPIDUS & COMPANY, LLP

                                        May 6, 2004

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




ACS Tech80 Ltd.
Technology 80 Inc.
Maple Grove, Minnesota


We have audited the accompanying consolidated balance sheets of Technology 80 Inc. and Subsidiary (d/b/a ACS-TECH80 Inc.), a wholly-owned subsidiary of ACS Electronics, Limited (ACS), as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholder's deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Technology 80 Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years the ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ Lurie Besikof Lapidus & Company, LLP
----------------------------------------
Lurie Besikof Lapidus & Company, LLP

January 28, 2002

                               TECHNOLOGY 80 INC.
                             D/B/A ACS-TECH80 INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 2003

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.






CONTENTS
                                                                      page
                                                                  --------------
FINANCIAL STATEMENTS

   Balance Sheets                                                      F-54

   Statements of Operations and Accumulated Deficit                    F-55

   Statements of Cash Flows                                            F-56

   Notes to Financial Statements                                   F-57 - F-65

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

BALANCE SHEETS



DECEMBER 31                                                                               2003           2002
-----------                                                                            -----------    -----------
ASSETS

CURRENT ASSETS
   Cash                                                                                $    90,572    $   350,983
   Accounts receivable (less allowance for doubtful accounts of $14,500 and $16,000)       626,130        299,157
   Income tax refund receivable                                                                  -         95,770
   Inventories                                                                             596,923        749,128
   Prepaid expense                                                                           3,200              -
   Deferred income taxes                                                                    98,400         80,800
                                                                                       -----------    -----------

TOTAL CURRENT ASSETS                                                                     1,415,225      1,575,838

INVESTMENTS                                                                                 75,000              -
SECURITY DEPOSITS                                                                           13,293          8,500
FURNITURE AND EQUIPMENT                                                                    128,283        178,015
DEFERRED INCOME TAXES                                                                      186,700        227,100
                                                                                       -----------    -----------

TOTAL ASSETS                                                                           $ 1,818,501    $ 1,989,453
                                                                                       ===========    ===========


LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES
   Current maturities of long-term debt                                                $ 1,340,000    $ 1,253,333
   Accounts payable                                                                        105,625         77,004
   Due to Parent                                                                           406,380              -
   Accrued loss on sublease                                                                 59,169              -
   Other                                                                                   125,228        192,628
                                                                                       -----------    -----------

TOTAL CURRENT LIABILITIES                                                                2,036,402      1,522,965

NOTES PAYABLE AND DUE TO PARENT                                                          6,045,145      4,968,800
LONG-TERM DEBT                                                                                   -      1,340,000
ACCRUED LOSS ON SUBLEASE                                                                    54,634              -
DEFERRED RENT                                                                                7,123         15,024
                                                                                       -----------    -----------

TOTAL LIABILITIES                                                                        8,143,304      7,846,789
                                                                                       -----------    -----------

STOCKHOLDER'S DEFICIT
   Common stock - no par value; authorized - 100,000 shares, issued - 1,000 shares               1              1
   Accumulated deficit                                                                  (6,324,804)    (5,857,337)
                                                                                       -----------    -----------

TOTAL STOCKHOLDER'S DEFICIT                                                             (6,324,803)    (5,857,336)
                                                                                       -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT                                            $ 1,818,501    $ 1,989,453
                                                                                       ===========    ===========



See notes to financial statements.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT




YEAR ENDED DECEMBER 31                                  2003           2002
----------------------                               -----------    -----------
REVENUE                                              $ 2,671,363    $ 2,541,970

COST OF GOODS SOLD                                     1,341,707      1,449,443
                                                     -----------    -----------

GROSS PROFIT                                           1,329,656      1,092,527
                                                     -----------    -----------

OPERATING EXPENSES
   General and administrative                            683,083      1,030,756
   Selling                                               359,972        494,397
   Loss on sublease                                      113,803              -
   Research and development                                    -        161,627
                                                     -----------    -----------

TOTAL OPERATING EXPENSES                               1,156,858      1,686,780
                                                     -----------    -----------

INCOME (LOSS) FROM OPERATIONS                            172,798       (594,253)
                                                     -----------    -----------

OTHER INCOME (EXPENSE)
   Interest expense - bank                              (105,915)      (180,537)
   Interest expense - Parent                            (114,787)             -
   Foreign currency loss - notes payable to Parent      (404,422)             -
   Miscellaneous                                           7,959          7,613
                                                     -----------    -----------

TOTAL OTHER EXPENSE                                     (617,165)      (172,924)
                                                     -----------    -----------

LOSS BEFORE INCOME TAXES                                (444,367)      (767,177)

INCOME TAX EXPENSE (BENEFIT)                              23,100       (266,870)
                                                     -----------    -----------

NET LOSS                                                (467,467)      (500,307)

ACCUMULATED DEFICIT
   Beginning of year                                  (5,857,337)    (5,357,030)
                                                     -----------    -----------

   End of year                                       $(6,324,804)   $(5,857,337)
                                                     ===========    ===========


See notes to financial statements.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

STATEMENTS OF CASH FLOWS




YEAR ENDED DECEMBER 31                                                          2003           2002
-----------------------                                                       -----------    -----------
OPERATING ACTIVITIES
   Net loss                                                                  $  (467,467)   $  (500,307)
   Adjustments to reconcile net loss to net cash
      provided by operating activities:
      Interest expense and foreign currency loss - notes payable to Parent       519,209              -
      Depreciation                                                                65,846         69,555
      Loss (gain) on sale or disposition of furniture and equipment                4,619            (20)
      Deferred income taxes                                                       22,800        273,900
      Loss on sublease                                                           113,803              -
      Amortization                                                                     -        112,500
      Changes in operating assets and liabilities:
        Accounts receivable                                                     (326,973)       105,956
        Income tax refund receivable                                              95,770        (20,770)
        Inventories                                                              152,205        593,217
        Prepaid expense                                                           (3,200)             -
        Accounts payable                                                          28,621        (18,977)
        Other current liabilities                                                (67,400)       (90,403)
        Deferred rent                                                             (7,901)        (5,008)
                                                                             -----------    -----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                        129,932        519,643
                                                                             -----------    -----------

INVESTING ACTIVITIES
   Purchases of investments                                                      (75,000)             -
   Security deposits                                                              (4,793)             -
   Purchases of furniture and equipment                                          (20,733)        (6,857)
   Proceeds on disposition of furniture and equipment                                  -             20
                                                                             -----------    -----------

NET CASH USED BY INVESTING ACTIVITIES                                           (100,526)        (6,837)
                                                                             -----------    -----------

FINANCING ACTIVITIES
   Payments on long-term debt                                                 (1,253,333)      (853,333)
   Advances from Parent                                                          963,516        578,383
                                                                             -----------    -----------

NET CASH USED BY FINANCING ACTIVITIES                                           (289,817)      (274,950)
                                                                             -----------    -----------

NET INCREASE (DECREASE) IN CASH                                                 (260,411)       237,856
Cash
   Beginning of year                                                             350,983        113,127
                                                                             -----------    -----------

   End of year                                                               $    90,572    $   350,983
                                                                             ===========    ===========

See notes to financial statements.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS

1.   ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS

     Technology 80 Inc. d/b/a ACS-Tech80 Inc. (Company) is wholly-owned by ACS-Tech80 Ltd. (ACS or Parent), a corporation based in Israel. Technology 80 Inc. operates in a single segment; motion control and component systems. The Company designs, manufactures, and markets motion control components and systems for original equipment manufacturer (OEM) machine and instrument builders and end users located worldwide. Products are sold through direct sales, manufacturers' representatives, and distributors.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

     The Company recorded net deferred tax assets of approximately $285,100, primarily reflecting the benefit of net operating loss carryforwards, which expire in 2022. Realization is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryfoward period are reduced.

     REVENUE RECOGNITION

     The Company recognizes revenue upon delivery of the product.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

     The Company provides an allowance for doubtful accounts based on prior experience and management's assessment of the collectibility of specific accounts. The Company writes off accounts receivable against the allowance when the Company determines a receivable is uncollectible and no longer actively pursues collection.

     INVENTORIES

     Inventories are stated at the lower of cost or market determined on the first-in, first-out (FIFO) basis. Specific inventory writedowns are provided based on the age, anticipated use, and related market forecast.

     INVESTMENTS

     Investments consisted of certificates of deposits, recorded at cost which approximates market value, that mature in 2006, 2007 and 2008. The certificates of deposit are pledged as collateral for the standby letter of credit provided to the lessor on the Company's new facility lease (Note
     10).

     FURNITURE AND EQUIPMENT

     Furniture and equipment are stated at cost, net of accumulated depreciation of $526,031 and $472,382 at December 31, 2003 and 2002, respectively. Depreciation is computed using the estimated useful lives of the related assets. The straight-line method is used for substantially all assets for financial reporting purposes and accelerated methods for tax purposes.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS


1.   ACCOUNTING POLICIES (CONTINUED)

     NONCOMPETE AGREEMENTS

     The Company entered into noncompete agreements, which expired during 2002, with three former stockholders as part of the acquisition by ACS. These agreements were amortized over three years.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of financial instruments consisting of cash, accounts receivable, long-term debt, and accounts payable approximate their fair values.

2.   CREDIT RISK

     The Company maintains cash in banks located in New York and Minnesota which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

3.   INVENTORIES

     Inventories consisted of the following:


DECEMBER 31         2003       2002
                  --------   --------
Raw materials     $228,329   $277,303
Work in process     50,263     17,115
Finished goods     318,331    454,710
                  --------   --------

TOTAL             $596,923   $749,128
                  ========   ========


     During 2002, the Company determined that the demand for one of its products had permanently declined. Based on this assessment, the Company recorded a reserve of approximately $196,000, which is included in cost of goods sold. The reserve consists of approximately $127,000 of raw materials used to produce the finished product and $69,000 of finished product. The reserve was not changed in 2003 as the Company believes it is still adequate.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS


4.    OTHER CURRENT LIABILITIES

      Other current liabilities consisted of the following:


DECEMBER 31                           2003       2002
-----------                         --------   --------
Due to customers                    $  3,047   $ 46,788
Accrued interest                       6,778     11,991
Accrued payroll and payroll taxes     44,619     71,565
Customer deposits                      8,500          -
Due to former stockholders            62,284     62,284
                                    --------   --------

TOTAL                               $125,228   $192,628
                                    ========   ========

5.   NOTES PAYABLE AND DUE TO PARENT

     DUE TO PARENT

     Advances from the Parent are noninterest bearing.

     NOTES PAYABLE AND DUE TO PARENT

     Effective January 1, 2003, Due to Parent in the amount of $4,968,800 was converted to a note payable denominated in Shekels (23,537,206 Shekels). Additionally, on July 1, 2003, additional advances of $557,136 were converted to a note payable denominated in Shekels (2,412,399 Shekels). The notes bear interest at the greater of: 1) the change in the Israeli consumer price index (CPI) plus 4.00%, or (2) the change in the United States Dollar (USD) exchange rate for Shekels. For 2003, the interest rate was 2.11% based on the CPI rate. The Company records foreign currency gains and losses in the statements of operations for the translation of the Shekel amounts owed to USD. The notes, which include accrued interest of $114,787, have been classified as long-term as the Parent agreed not to require payment prior to January 1, 2005.

6.   LONG-TERM DEBT

     Long-term debt included a note payable to a bank with a balance of $540,000 and $1,260,000 at December 31, 2003 and 2002, respectively. The note is due in quarterly payments of $180,000 plus interest at 1% above the bank reference rate (4.00% and 4.25% at December 31, 2003 and 2002, respectively) and is collateralized by substantially all assets of the Company and guaranteed by the Parent. The note and related agreement require the Company and its Parent to maintain certain financial ratios.

     Long-term debt also included a note payable to a bank with a balance of $800,000 and $1,333,333 at December 31, 2003 and 2002, respectively. The note requires quarterly interest payments at 1% above the bank reference note and, beginning October 2002, quarterly payments of $133,333 plus interest, with the final payment of $533,335 due June 2004. The note is collateralized by substantially all assets of the Company is guaranteed by the Parent. The note and related agreement require the Company and its Parent to maintain certain financial ratios.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS


7.   INCOME TAXES

     Income tax expense (benefit) consisted of the following:


YEAR ENDED DECEMBER 31    2003              2002
                       ---------          ---------
Current:
  Federal              $       -          $(541,070)
  State                      300                300
                       ---------          ---------
Total current
                             300           (540,770)
                       ---------          ---------

Deferred:
  Federal                 16,900            280,500
  State                    5,900             (6,600)
                       ---------          ---------
Total deferred
                          22,800            273,900
                       ---------          ---------

TOTAL                  $  23,100          $(266,870)
                       =========          =========

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS


7.   INCOME TAXES (CONTINUED)

     The significant components of deferred income taxes were as follows:



DECEMBER 31                                          2003                                   2002
                                      -----------------------------------    -----------------------------------
                                        TOTAL       FEDERAL       STATE        TOTAL       FEDERAL       STATE
                                      ---------    ---------    ---------    ---------    ---------    ---------
DEFERRED INCOME TAX ASSETS:
   Net operating loss carryforward    $  64,600    $  18,400    $  46,200    $ 121,700    $  65,400    $  56,300
   Capital loss carryfoward             105,600       79,900       25,700      209,100      183,400       25,700
   Contributions carryforward            49,200       49,200            -       54,400       54,400            -
   Credits carryforward                  42,900            -       42,900       42,900            -       42,900
   Inventory reserve                     72,000       66,500        5,500       71,700       66,500        5,200
   Accrued loss on sublease              41,900       38,700        3,200            -            -            -
   Noncompete                           118,650      109,650        9,000      129,150      119,850        9,300
   Accrued interest - notes payable
      to Parent                          42,200       39,000        3,200            -            -            -
   Foreign currency loss - notes
      payable to Parent                 148,800      137,500       11,300            -            -            -
   Other                                  8,320        8,320            -       10,200       10,200            -
                                      ---------    ---------    ---------    ---------    ---------    ---------
DEFERRED INCOME TAX ASSETS              694,170      547,170      147,000      639,150      499,750      139,400
                                      ---------    ---------    ---------    ---------    ---------    ---------

DEFERRED INCOME TAX LIABILITIES:
   Impact of state credits and
      carryforwards                     (39,470)     (39,470)           -      (36,550)     (36,550)           -
   Other                                (28,800)     (23,600)      (5,200)     (31,200)     (25,000)      (6,200)
                                      ---------    ---------    ---------    ---------    ---------    ---------
DEFERRED INCOME TAX LIABILITIES         (68,270)     (63,070)      (5,200)     (67,750)     (61,550)      (6,200)
                                      ---------    ---------    ---------    ---------    ---------    ---------
VALUATION ALLOWANCE                    (340,800)    (300,600)     (40,200)    (263,500)    (237,800)     (25,700)
                                      ---------    ---------    ---------    ---------    ---------    ---------

TOTAL                                 $ 285,100    $ 183,500    $ 101,600    $ 307,900    $ 200,400    $ 107,500
                                      =========    =========    =========    =========    =========    =========


     The valuation allowance relates to capital loss and contribution carryforwards and accrued interest and foreign currency loss - notes payable to Parent, as their realization is not reasonably assured. In 2003, the valuation allowance increased by $77,300 as a result of decreases for contribution carryforwards of approximately $15,400 utilized in 2003 and federal capital loss carryfowards of approximately $304,500 which expired in 2003, and increases for the accrued interest and foreign currency loss - notes payable to Parent. There was no change to the valuation allowance in 2002.

     The Company used approximately $138,000 and $44,000 of federal and state net operating loss carryforwards, respectively, to reduce its 2003 tax liability. The Company has federal and state net operating losses of approximately $54,000 and $471,000, respectively, at December 31, 2003, which expire in 2022. The federal net operating loss carryback rules were changed in 2002. As a result, the Company received additional refunds of $520,300 in 2002, including the $75,000 receivable reflected in the balance sheet at December 31, 2001, for additional refunds for federal net operating losses of approximately $1,300,000.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS


7.   INCOME TAXES (CONTINUED)

     The significant differences between income taxes at the statutory rate and the effective tax rates were as follows:


YEAR ENDED DECEMBER 31                                                                     2003         2002
-----------------------                                                                  ---------    ---------
Tax computed at the statutory rate                                                      $(151,100)   $(260,840)
State income tax, net of federal effect                                                    (8,200)     (13,370)
Contribution carryovers utilized                                                           (5,200)           -
Increase in valuation allowance on accrued interest and foreign currency loss - notes
  payable to Parent                                                                       186,100            -
Tax rate differential on federal net operating losses carried back                              -        4,995
Other                                                                                       1,500        2,345
                                                                                        ---------    ---------

INCOME TAX EXPENSE (BENEFIT)                                                            $  23,100    $(266,870)
                                                                                        =========    =========

8.   RELATED PARTY TRANSACTIONS

     TRANSACTIONS WITH PARENT

     Transactions with the Parent consisted of the following:


YEAR ENDED DECEMBER 31          2003       2002
----------------------        --------   --------
Purchases, net of returns     $704,584   $488,354
Allocated expenses             116,242    143,172
Sales                           23,320      5,483
Advances, net of repayments    166,010          -
                              ========   ========


     During 2002, the Company's President and Chairman of the Board (former president) terminated employment with the Company. Under the terms of his employment agreement, the former president was entitled to receive a $143,172 severance for his role as the Company's President and Chairman of the Board. This amount was paid by the Company to the former president in 2002 and is included in allocated expenses. Additionally, in 2003 the Company made 12 payments of approximately $9,650 to the former president for consulting services and a non-compete agreement, and is required to make an additional 12 payments of $9,650 in 2004.

     The Parent has agreed to financially support the Company's operations through 2004.

     TRANSACTIONS WITH RELATED ENTITY

     In September 2003, the Company entered into a management agreement to provide office and marketing services with an entity in which the Parent is an investee. The Company receives management fees and commissions, based on a percent of sales, as specified in the agreement. The agreement expires in five years and contains a one-year renewal option. Management fees were $22,000 in 2003, and are shown as a reduction of general and administrative expenses. Accounts receivable includes $15,184 due from this entity as of December 31, 2003.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS


9.   STOCK OPTIONS

     The Company issued stock options to certain employees to acquire ACS common stock. The options were issued under the Parent's stock option plan (ACS 1998 Stock Option Plan). The exercise price of the options is equal to the fair market value on the date of grant and, therefore, no related compensation expense is reflected in the statements of operations.

10.  LEASES

     In 2003, the Company moved its office and production facility and signed a noncancellable operating lease (New Lease), which expires December 2008. The Company is required to pay its share of certain operating expenses in addition to the base rent. The Company provided the lessor of the New Lease, a $75,000 standby letter of credit. The letter of credit reduces to $50,000 in 2006, $25,000 in 2007, and terminates in 2008.

     The Company has a noncancellable operating lease (Old Lease) for its former office and production facilities which expires December 2005. The Company is required to pay its share of certain operating expenses in addition to the base rent. In 2003, the Company entered into a sublease with a company for the remaining term of the Old Lease. The sublease company pays a monthly base rental of $4,000 plus operating expenses. The Company recorded a loss of $113,803, using an 8% discount, on the sublease arrangement for the total rental payments of $219,528 to be made on the Old Lease in excess of the $96,000 sublease income to be received.

     Rent expense, including operating expenses, for the office and production facility was $165,104 and $149,698 for the years ended December 31, 2003, and 2002, respectively. Sublease income, including operating expenses, was $8,500 for the year ended December 31, 2003.

     The Company also leased an automobile requiring annual payments totaling approximately $5,000 through October 2002. Rent expense for the automobile was approximately $5,000 for year ended December 31, 2002.

     Approximate future minimum rent commitments, assuming the sublease payments are not made on the Old Lease, are as follows:


YEAR ENDING DECEMBER 31         OLD LEASE              NEW LEASE               TOTAL
-----------------------         --------               --------               --------
 2004                           $ 48,000               $ 38,400               $ 86,400
 2005                             48,000                 38,400                 86,400
 2006                                  -                 48,000                 48,000
 2007                                  -                 48,000                 48,000
 2008                                  -                 48,000                 48,000
                                --------               --------               --------


TOTAL                           $ 96,000               $220,800               $316,800
                                ========               ========               ========

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS


11.  PENSION PLAN

     The Company has a Savings Incentive Match Plan for Employees (SIMPLE) for all employee. The Plan allows employees to contribute up to $8,000 of eligible compensation and required the Company to contribute 3% of eligible compensation in 2003 and 2002. Company contributions to the Plan were $7,639 and $18,372 for the years ended December 31, 2003 and 2002, respectively.

12.  ECONOMIC DEPENDENCY

     The following summarizes customers with revenue or accounts receivable balances in excess of 10% of total revenue or outstanding accounts receivable:


                                  % OF                                % OF
                               YEAR ENDED                         RECEIVABLE AT
                               DECEMBER 31                         DECEMBER 31
                          ----------------------              ----------------------
CUSTOMER                  2003              2002              2003              2002
--------                  ----              ----              ----              ----
1                           9%               13%                6%                - %
2                           8                 -                18                 -
3                           1                 9                 -                48
Five largest               37                36                41                48
                         ====              ====              ====              ====


     The following summarizes purchases from vendors in excess of 10% of total purchases, excluding purchases from Parent:



                                  % OF
YEAR ENDED DECEMBER 31          PURCHASES
                          ----------------------
VENDER                    2003              2002
--------                  ----              ----
1                          29%               33%
2                          20                16
3                          10                18
4                          16                 4
Five largest               80                77
                         ====              ====

     Sales to foreign customers were approximately $343,000 and $394,000 for the years ended December 31, 2003 and 2002.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS


13.  SUPPLEMENTARY CASH FLOW INFORMATION

     Additional cash flow information is as follows:



YEAR ENDED DECEMBER 31                                         2003             2002
                                                            ----------       ----------
Cash paid (received) for:
   Interest                                                 $  111,128       $  180,941
   Income taxes                                                      -         (520,788)
Noncash financing activities:
   Due to Parent converted to notes payable to Parent        5,525,936                -
                                                            ==========       ==========

                        TECHNOLOGY 80 INC. AND SUBSIDIARY
                              d/b/a ACS-TECH80 INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                     Years Ended December 31, 2001 and 2000

                                 C O N T E N T S


                                                                  Page
                                                              --------------
CONSOLIDATED FINANCIAL STATEMENTS

    Balance sheets                                                 F-68

    Statements of operations                                       F-69

    Statements of stockholder's deficit                            F-70

    Statements of cash flows                                       F-71

    Notes to consolidated financial statements                 F-72 - F-78

                        TECHNOLOGY 80 INC. AND SUBSIDIARY
                              d/b/a ACS-TECH80 INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                        December 31,
                                                                 --------------------------
                            ASSETS                                  2001            2000
                                                                 -----------    -----------
CURRENT ASSETS
    Cash                                                         $   113,127    $   266,224
    Accounts receivable (less allowance for doubtful
       accounts of $16,000 and $12,000)                              405,113      1,003,638
    Income tax refund receivable                                      75,000              -
    Inventories                                                    1,342,347      1,206,453
    Deferred income taxes                                             62,600         25,000
                                                                 -----------    -----------
       TOTAL CURRENT ASSETS                                        1,998,187      2,501,315
                                                                 -----------    -----------

FURNITURE AND EQUIPMENT                                              661,076        557,051
    Less accumulated depreciation                                    420,363        353,808
                                                                 -----------    -----------
                                                                     240,713        203,243
                                                                 -----------    -----------

OTHER ASSETS
    Deferred income taxes                                            519,200         57,000
    Noncompete agreements (less accumulated
       amortization of $337,500 and $187,500)                        112,500        262,500
    Security deposit                                                   8,500          8,500
                                                                 -----------    -----------
                                                                     640,200        328,000
                                                                 -----------    -----------

                                                                 $ 2,879,100    $ 3,032,558
                                                                 ===========    ===========
                         LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES
    Current maturities of long-term debt                         $   853,333    $   853,333
    Accounts payable                                                  95,683        100,529
    Due to customers                                                  64,002              -
    Accounts payable - Parent company                                      -        323,914
    Accrued interest                                                  12,395         22,488
    Accrued payroll and payroll taxes                                144,350        208,648
    Accrued income taxes                                                 300         75,000
    Due to former stockholders                                        62,284         62,284
                                                                 -----------    -----------
       TOTAL CURRENT LIABILITIES                                   1,232,347      1,646,196
                                                                 -----------    -----------

OTHER LIABILITIES
    Due to Parent company                                          4,390,417      2,241,351
    Long-term debt, net of current maturities                      2,593,333      3,446,667
    Deferred rent                                                     20,032         25,039
                                                                 -----------    -----------
                                                                   7,003,782      5,713,057
                                                                 -----------    -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S DEFICIT                                             (5,357,029)    (4,326,695)
                                                                 -----------    -----------

                                                                 $ 2,879,100    $ 3,032,558
                                                                 ===========    ===========

See notes to consolidated financial statements.

                        TECHNOLOGY 80 INC. AND SUBSIDIARY
                              d/b/a ACS-TECH80 INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                         Year Ended December 31,
                                       --------------------------
                                          2001           2000
                                       -----------    -----------
REVENUE                                $ 3,335,032    $ 7,087,582

COST OF GOODS SOLD                       1,610,659      3,188,788
                                       -----------    -----------

GROSS PROFIT                             1,724,373      3,898,794
                                       -----------    -----------

OPERATING EXPENSES
    General and administrative           1,074,138      1,234,768
    Research and development               919,402        949,785
    Selling                              1,042,370      1,001,942
                                       -----------    -----------
                                         3,035,910      3,186,495
                                       -----------    -----------

INCOME (LOSS) FROM OPERATIONS           (1,311,537)       712,299
                                       -----------    -----------

OTHER INCOME (EXPENSE)
    Interest expense                      (313,243)      (572,373)
    Investment income                        2,647          7,248
    Miscellaneous                           17,299            525
                                       -----------    -----------
                                          (293,297)      (564,600)
                                       -----------    -----------

INCOME (LOSS) BEFORE INCOME TAXES       (1,604,834)       147,699

PROVISION (BENEFIT) FOR INCOME TAXES      (574,500)        39,800
                                       -----------    -----------

NET INCOME (LOSS)                      $(1,030,334)   $   107,899
                                       ===========    ===========

See notes to consolidated financial statements.

                        TECHNOLOGY 80 INC. AND SUBSIDIARY
                              d/b/a ACS-TECH80 INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIT





                                     Common Stock
                              -------------------------
                                  Shares                  Accumulated
                                 Issued        Amount       Deficit         Total
                              -----------   -----------   -----------    -----------
BALANCE - DECEMBER 31, 1999         1,000   $         1   $(4,434,595)   $(4,434,594)

    Net income                          -             -       107,899        107,899
                              -----------   -----------   -----------    -----------

BALANCE - DECEMBER 31, 2000         1,000             1    (4,326,696)    (4,326,695)

    Net loss                            -             -    (1,030,334)    (1,030,334)
                              -----------   -----------   -----------    -----------

BALANCE - DECEMBER 31, 2001         1,000   $         1   $(5,357,030)   $(5,357,029)
                              ===========   ===========   ===========    ===========


*    Common stock: no par value; authorized - 100,000 shares.

See notes to consolidated financial statements.

                        TECHNOLOGY 80 INC. AND SUBSIDIARY
                              d/b/a ACS-TECH80 INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                           Year ended December 31,
                                                                         --------------------------
                                                                            2001           2000
                                                                         -----------    -----------
OPERATING ACTIVITIES
    Net income (loss)                                                    $(1,030,334)   $   107,899
    Adjustments to reconcile net income (loss) to net
      cash provided (used) by operating activities:
       Depreciation                                                           66,555         45,260
       Deferred income taxes                                                (499,800)       (35,500)
       Amortization of noncompete agreements                                 150,000        150,000
       Interest earned on restricted cash                                          -         (3,156)
       Changes in operating assets and liabilities:
          Accounts receivable                                                598,525        (95,689)
          Income tax refund receivable                                       (75,000)       114,863
          Inventories                                                       (135,894)      (211,524)
          Other assets                                                             -         (7,516)
          Accounts payable                                                   (16,364)         5,437
          Due to customers                                                    64,002              -
          Accounts payable - Parent company                                        -        130,329
          Accrued liabilities                                               (149,091)       154,346
          Deferred rent                                                       (5,007)        25,039
                                                                         -----------    -----------
             Net cash provided (used) by operating activities             (1,032,408)       379,788
                                                                         -----------    -----------

INVESTING ACTIVITY
    Purchases of property and equipment                                      (92,507)      (169,256)
                                                                         -----------    -----------

FINANCING ACTIVITIES
    Payments of long-term debt                                              (853,334)    (2,320,000)
    Advance from parent company                                            1,825,152        591,351
    Proceeds from long-term debt                                                   -      1,600,000
    Transfer from cash restricted for stock redemption                             -         87,232
                                                                         -----------    -----------
             Net cash provided (used) by financing activities                971,818        (41,417)
                                                                         -----------    -----------

NET INCREASE (DECREASE) IN CASH                                             (153,097)       169,115

CASH
    Beginning of year                                                        266,224         97,109
                                                                         -----------    -----------

    End of year                                                          $   113,127    $   266,224
                                                                         ===========    ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    Cash paid (received) for:
       Interest                                                          $   323,336    $   587,682
       Income taxes                                                                -       (114,600)

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES
    Purchases of property and equipment included in accounts payable     $    11,518    $         -
    Reclassification of accounts payable - Parent company to
      due to Parent company                                                  323,914              -
    Restricted cash paid to former stockholders                                    -        257,715

See notes to consolidated financial statements.

                        TECHNOLOGY 80 INC. AND SUBSIDIARY
                              d/b/a ACS-TECH80 INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Description of Business and Summary of Significant Accounting Policies -

     BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     Technology 80 Inc., d/b/a ACS-TECH80 INC., (Company) is wholly-owned by ACS-Tech80 Ltd. (ACS or Parent), a corporation based in Israel. The consolidated financial statements include the accounts of Technology 80 Inc. and its wholly-owned subsidiary, ACS-Tech80 (99) Inc. All significant intercompany accounts and transactions were eliminated in consolidation.

     DESCRIPTION OF BUSINESS

     Technology 80 Inc. operates in a single segment; motion control and component systems. The Company designs, manufactures, and markets motion control components and systems for original equipment manufacturer (OEM) machine and instrument builders and end users located worldwide. Products are sold through direct sales, manufacturers' representatives, and distributors.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

     The Company recorded net deferred tax assets of approximately $582,000 reflecting the benefit, primarily, of net operating loss carryforwards, which expire in 2021. Realization is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets related to net operating loss carryforwards will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryfoward period are reduced.

     REVENUE RECOGNITION

     The Company recognizes revenue when the product is shipped.

     INVENTORIES

     Inventories are stated at the lower of cost or market determined on a first-in, first-out (FIFO) basis. Inventory writedowns are provided based on the age and anticipated use of the specific inventories and related market forecast.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the related assets. The straight-line method is used for substantially all assets for financial reporting purposes and accelerated methods for tax purposes.

     (continued)

                        TECHNOLOGY 80 INC. AND SUBSIDIARY
                              d/b/a ACS-TECH80 INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. Description of Business and Summary of Significant Accounting Policies - (continued)

     NONCOMPETE AGREEMENTS

     The Company entered into noncompete agreements with three former stockholders as part of the acquisition by ACS. These agreements are being amortized over three years.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of financial instruments consisting of cash, accounts receivable, long-term debt, and accounts payable approximate their fair values.


2.   Credit Risk -

     The Company maintains cash at a bank located in New York, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.


3.   Inventories -

     Inventories consist of the following:


                        December 31,
                  -----------------------
                     2001         2000
                  ----------   ----------
Raw materials     $  451,681   $  593,577
Work in process      133,242      135,053
Finished goods       757,424      477,823
                  ----------   ----------

                  $1,342,347   $1,206,453
                  ==========   ==========


4.   Due to Parent Company -

     Advances from Parent were noninterest bearing in 2001 and bore interest at the Israeli statutory rate in 2000. Interest expense on the advances was approximately $83,600 for the year ended December 31, 2000. The advances are classified as long-term as the Parent agreed not to require payment prior to January 1, 2003. The Parent has also agreed to financially support the Company's operation through 2002.

                        TECHNOLOGY 80 INC. AND SUBSIDIARY
                              d/b/a ACS-TECH80 INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



5.   Long-Term Debt -

     Long-term debt includes a note payable to a bank with a balance of $1,980,000 at December 31, 2001. The note is due in quarterly installments of $180,000 plus interest at 1% above the bank reference rate (4.75% and 9.50% at December 31, 2001 and 2000, respectively) and is collateralized by substantially all assets of the Company and guaranteed by the Parent. The note and related agreement require the Company and its Parent to maintain certain financial ratios.

     Long-term debt also includes a note payable to a bank with a balance of $1,466,666 at December 31, 2001. The note requires quarterly interest payments at 1% above the bank reference note and beginning October 2002, quarterly installments of $133,333 plus interest, with the final installment of $533,335 due June 2004. The note is collateralized by substantially all assets of the Company is guaranteed by the Parent. The note and related agreement require the Company and its Parent to maintain certain financial ratios.

     Future maturities of long-term debt are as follows:


        Year           Amount
       ------        ----------
        2002         $  853,333
        2003          1,253,332
        2004          1,340,001
                     ----------

                     $3,446,666
                     ==========


6.   Income Taxes -

     The provision (benefit) for income taxes consists of the following:


             Year Ended December 31,
             ----------------------
               2001          2000
             ---------    ---------
Current:
  Federal   $ (75,000)    $  75,000
   State           300          300
             ---------    ---------
               (74,700)      75,300
             ---------    ---------
Deferred:
   Federal    (446,400)     (38,000)
   State       (53,400)       2,500
             ---------    ---------
              (499,800)     (35,500)
             ---------    ---------

             $(574,500)   $  39,800
             =========    =========


     The significant components of deferred income taxes are as follows:

     (continued)

                        TECHNOLOGY 80 INC. AND SUBSIDIARY
                              d/b/a ACS-TECH80 INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




6.   Income Taxes - (continued)


                                                                          December 31,
                                          -----------------------------------    -----------------------------------
                                                         2001                                   2000
                                          -----------------------------------    -----------------------------------
                                            TOTAL       FEDERAL       STATE        Total       Federal       State
                                          ---------    ---------    ---------    ---------    ---------    ---------
Deferred income tax assets:
   Net operating loss carryforward        $ 477,000    $ 427,700    $  49,300    $       -    $       -    $       -
   Capital loss carryforward                209,100      183,400       25,700      208,600      183,400       25,700
   Contributions carryforward                54,400       54,400            -       54,400       54,400            -
   Credit carryforwards                      42,900            -       42,900       42,600            -       42,600
   Noncompete                               100,700       91,800        8,900       55,900       51,000        4,900
   Other                                     24,900       22,600        2,300       24,100       21,600        2,000
                                          ---------    ---------    ---------    ---------    ---------    ---------
                                            909,000      779,900      129,100      385,600      310,400       75,200
                                          ---------    ---------    ---------    ---------    ---------    ---------

Deferred income tax liabilities:
   Impact of state credit carryforwards     (35,200)     (35,200)           -      (16,900)     (16,900)           -
   Other                                    (28,500)     (26,000)      (2,500)     (23,200)     (21,200)      (2,000)
                                          ---------    ---------    ---------    ---------    ---------    ---------
                                            (63,700)     (61,200)      (2,500)     (40,100)     (38,100)      (2,000)
                                          ---------    ---------    ---------    ---------    ---------    ---------

Valuation allowance                        (263,500)    (237,800)     (25,700)    (263,500)    (237,800)     (25,700)
                                          ---------    ---------    ---------    ---------    ---------    ---------

Net deferred tax asset                    $ 581,800    $ 480,900    $ 100,900    $  82,000    $  34,500    $  47,500
                                          =========    =========    =========    =========    =========    =========



     The valuation allowance relates to capital loss and contribution carryforwards as their realization is not reasonably assured. The valuation allowance decreased by $12,000 during the year ended December 31, 2000. The Company has federal and state net operating losses of approximately $1,300,000 and $503,000, respectively, at December 31, 2001, which expire in 2021.

     The significant differences between income taxes at the statutory rate and the effective tax rates were as follows:


                                                   Year Ended December 31,
                                                   ----------------------
                                                     2001         2000
                                                   ---------    ---------
Tax computed at the statutory rate                 $(545,600)   $  50,200
State income tax, net of federal effect              (30,100)         200
Contributions carryforward                                 -       (8,900)
Tax benefit of state operating loss carryforward           -       (1,700)
Other                                                  1,200            -
                                                   ---------    ---------

Income tax expense                                 $(574,500)   $  39,800
                                                   =========    =========

                        TECHNOLOGY 80 INC. AND SUBSIDIARY
                              d/b/a ACS-TECH80 INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



7.   Transactions with Related Parties -

     The following summarizes related party transactions:


                                 Year Ended December 31,
                                 -------------------
                                   2001       2000
                                 --------   --------
Purchases from Parent            $671,084   $528,390
Expenses allocated from Parent    294,362    364,525
Sales to Parent                     4,643     36,962


8.   Stock Options -

     The Company issued stock options to certain employees to acquire shares of ACS common stock. The options are issued under the Parent Company's stock option plan (ACS 1998 Stock Option Plan). The exercise price of the options is equal to the fair market value on the date of grant and, therefore, no related compensation expense is reflected in the consolidated statements of operations.


9.   Commitments and Contingencies -

     BUILDING LEASE

     The Company leases its office and production facility under a noncancellable operating lease which expires December 2005. The lease contains two three-year renewal options. The Company is required to pay its share of certain operating expenses in addition to the base rent. Rental expense, including operating expenses, for the office and production facility was approximately $120,500 and $85,000 for the years ended December 31, 2001, and 2000, respectively.

     The Company leases an automobile requiring annual lease payments of approximately $5,000 through October 2002. Total expense for the automobile was approximately $5,000 for each of the years ended and December 31, 2001 and 2000, respectively.

     Approximate future minimum rent commitments for the above leases are as follows:


         Year         Amount
        ------       --------

        2002         $109,000
        2003          102,000
        2004          110,000
        2005          110,000
                     --------

                     $431,000
                     ========

                        TECHNOLOGY 80 INC. AND SUBSIDIARY
                              d/b/a ACS-TECH80 INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



10.  Pension Plan -

     The Company adopted a Savings Incentive Match Plan for Employees (SIMPLE) as of January 1, 2000. All employees are eligible to participate. The Plan allows employees to contribute up to $6,500 and $6,000 in 2001 and 2000, respectively, of eligible compensation and requires the Company to contribute 2% and 1%, respectively, of eligible compensation to the Plan. Company contributions to the Plan were approximately $31,000 and $15,000 for the years ended December 31, 2001 and 2000, respectively.


11.  Economic Dependency -

     The following summarizes customers with revenue or accounts receivable balances in excess of 10% of total revenue or outstanding accounts receivables:


                            % of                        % of
                       Revenue for the                Accounts
                         Year Ended                 Receivable at
                         December 31,                December 31,
                      ------------------          ------------------
Customer              2001          2000          2001          2000
--------              ----          ----          ----          ----
        1               9%            3%           16%            4%
        2               7%            2%           23%            7%
        3               0%           30%            0%           21%
Five largest           32%           48%           40%           46%


     The following summarizes purchases from vendors in excess of 10% of total purchases, excluding purchases from Parent:


                             % of
                       Purchases for the
                          Year Ended
                          December 31,
                      ------------------
     Vendor           2001          2000
     ------           ----          ----
       1               25%           29%
       2               12%           16%
       3                9%           26%
Five largest           63%           78%



     Sales to foreign customers were approximately $336,000 and $320,000 for the years ended December 31, 2001 and 2000, respectively.

                        TECHNOLOGY 80 INC. AND SUBSIDIARY
                              d/b/a ACS-TECH80 INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



12.  Subsequent Events -

     On January 24, 2002, the Company terminated the Chief Executive Officer
     (CEO). Under the terms of an employment agreement with the CEO, the Company will pay the CEO a monthly compensation of approximately $15,800 and allow the CEO the continued use of the Company's car for six months or upon employment by the CEO if earlier than six months.