Form 20-F
period 2004-12-31
ACS - TECH 80 LTD
filed 2005-06-21
CIK 1038144

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                   FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

Ordinary Shares, par value                    Nasdaq SmallCap(R) Market
  NIS 0.01 per share


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

                            3,101,647 ORDINARY SHARES
--------------------------------------------------------------------------------

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

                               Yes [X]     No [_]

     Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [_]     Item 18 [X]

                                TABLE OF CONTENTS




                                                                            Page
                                                                            ----

                Forward Looking Statements                                    3

                                     PART I

Item 1.         Identity of Directors, Senior Management and Advisers         5
Item 2.         Offer Statistics and Expected Timetable                       5
Item 3.         Key Information                                               5
                    Selected Financial Data                                   5
                    Risk Factors                                              6
Item 4.         Information on the Company                                   14
Item 5.         Operating and Financial Review and Prospects                 22
Item 6.         Directors, Senior Management and Employees                   32
Item 7.         Major Shareholders and Related Party Transaction             44
Item 8.         Financial Information                                        46
Item 9.         The Offer and Listing                                        47
Item 10.        Additional Information                                       48
                    Memorandum and Articles of Association                   48
                    Exchange Controls                                        52
                    United States Federal Income Tax Considerations          53
                    Israeli Taxation                                         56
                    Documents on Display                                     58
Item 11.        Quantitative and Qualitative Disclosures about Market Risk   59
Item 12.        Description of Securities Other than Equity Securities       59

                                     PART II

Item 13         Defaults, Dividends Arrearages and Delinquencies             59
Item 14.        Material Modifications to the Rights of Security Holders
                and Use of Proceeds                                          59
Item 15.        Controls and Procedures                                      60
Item 16         [Reserved]                                                   60
Item 16A        Audit Committee Financial Expert                             60
Item 16B        Code of Ethics                                               60
Item 16C        Principal Accountant's Fees and Services                     61
Item 16D.       Exemptions from Listing Standard for Audit Committees        61
Item 16E.       Purchases of Equity Securities by the Issuers and
                Affiliated Purchasers                                        61

                                    PART III

Item 17.        Financial Statements                                         62
Item 18.        Financial Statements                                         62
Item 19         Exhibits                                                     63


SIGNATURES                                                                   64

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

     For the reader's convenience, some financial information has been translated from New Israeli Shekels, or NIS, to U.S. dollars, using the representative exchange rate as published by the Bank of Israel as of December 31, 2004 (U.S. $1.00 = NIS 4.308). The U.S. Dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate.

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

3A.  SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial information of ACS -Tech 80 Ltd. You should read this table together with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements, including the related notes, contained elsewhere in this Annual Report. The selected consolidated financial data presented below as of and for each of the last five fiscal years ended December 31, 2004 have been derived from our audited consolidated financial statements for the relevant years.

                                                 AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                             ------------------------------------------------
                                              2004       2003      2002       2001      2000
                                             ------     -----     -----      -----     ------
                                                                 CONSOLIDATED
                                             U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                             ------------------------------------------------

STATEMENT OF OPERATIONS DATA:
ISRAELI GAAP:
Revenues                                     14,376     9,205     7,907      8,717     16,545
Operating income (loss)                       2,534       871      (354)    (4,091)     3,587
Net income (loss)                             2,253       822      (201)    (3,854)     2,922
Net income (loss) per Ordinary Share:
    Basic in U.S. dollars                      0.70      0.28     (0.07)     (1.33)      0.91
    Diluted in U.S. dollars                    0.66      0.26     (0.07)     (1.33)      0.91
U.S. GAAP:
Net income (loss)                             2,253       822      (201)    (3,854)     2,782
Net income (loss) per Ordinary Share
    Basic in U.S. dollars                      0.73      0.29     (0.07)     (1.38)      0.99
    Diluted in U.S. dollars                    0.69      0.29     (0.07)     (1.38)      0.95
Weighted average number of shares used in
computation of earnings (loss) per share:
    Basic                                     3,077     2,795     2,795      2,795      2,800
    Diluted                                   3,251     2,795     2,795      2,795      2,944
  BALANCE SHEET DATA:
ISRAELI GAAP:
Total assets                                 12,341    10,268     9,881     11,106     16,746
Net assets                                    9,584     6,460     5,635      5,836      9,690
Capital stock                                     9         9         9          9          9
U.S. GAAP:
Total assets                                 12,852    10,680    10,228     11,408     17,060
Net assets                                    9,584     6,460     5,635      5,836      9,690
Capital stock                                     9         9         9          9          9

EXCHANGE RATE DATA

     The following table sets forth information concerning the representative exchange rate of the NIS to the U.S. Dollar, as published by the Bank of Israel, for the years 2000 through 2004 and for each of the months in the six-month period ended June 10, 2005, expressed in US dollars per NIS.

     The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

                                                         EXCHANGE RATES
                                                         --------------
                                        RATE AT       AVERAGE      HIGHEST       LOWEST
                                        -------       -------      -------       ------
FOR THE YEAR ENDED DECEMBER 31         PERIOD END       RATE         RATE         RATE
------------------------------         ----------       ----         ----         ----
                                                         (USD PER NIS)
                                                         -------------
2000                                      4.041         4.067        4.198        3.967
2001                                      4.416         4.219        4.416        4.067
2002                                      4.737         4.736        4.994        4.437
2003                                      4.379         4.548        4.924        4.283
2004                                      4.308         4.482        4.634        4.308
For the month ended:
December 31, 2004                         4.308         4.342        4.374        4.308
January 31, 2005                          4.383         4.375        4.414        4.308
February 29, 2005                         4.357         4.370        4.392        4.357
March 31, 2005                            4.361         4.329        4.379        4.299
April 30, 2005                            4.369         4.371        4.395        4.360
May 31, 2005                              4.416         4.373        4.416        4.348
June 1, 2005 through June 10, 2005        4.432         4.416        4.432        4.405

     On June 10, 2005, the representative exchange rate of the NIS to the US Dollar, as published by the Bank of Israel, was NIS 4.432 to $1.00.

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

     For the years ended December 31, 2004, 2003 and 2002, four customers represented approximately 57%, 51% and 43%, respectively, of our sales. For the years ended December 31, 2004 and 2003, one customer accounted for 24% and 18%, respectively, of our sales. In the first quarter of 2005, we experienced a significant decrease in the sales to that customer. We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues. We do not have long-term purchase contracts with our customers and our sales arrangements with them do not have minimum purchase requirements.

     We cannot assure that these customers will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. In addition, we cannot assure that we will be able to attract new customers. The loss of any of these customers or a material decrease in the quantity of sales to any of them, or a material adverse change in the terms of such sales, or a material adverse change in the financial conditions of our principal customers could have a material adverse effect on our results of operations and revenues.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE WITH LARGER INTERNATIONAL COMPANIES; AS A SMALLER COMPANY WE MAY LACK THE OPERATIONS AND FINANCIAL, MARKETING, HUMAN, AND OTHER RESOURCES NEEDED TO MAINTAIN OR CAPTURE INCREASED MARKET SHARE; OUR REVENUES MAY DECREASE AS OUR COMPETITORS INTRODUCE EQUIVALENT PRODUCTS.

     The segment of the market in which we compete is characterized by a high degree of fragmentation. Companies concentrate their development and sales efforts on specific small market niches because many customers, especially OEMs, require high levels of support and technical expertise. Competition is primarily on the basis of cost, performance, capabilities, reliability, support, and safety. Many of our competitors are international companies with significantly larger operations and greater financial, marketing, human, and other resources than ours, which may give them competitive advantages, such as the ability to market their products in larger quantities and at lower prices than us. Our sales and our sale prices may decline significantly as our competitors introduce equivalent or superior products. Our overall profitability depends on our ability to continuously introduce new advanced products at competitive prices. We may not be able to introduce new advanced products on a timely basis. In addition, many of our competitors are moving their manufacturing facilities to countries where the cost of production is significantly lower than in Israel and the United States, where we produce most of our products, thus decreasing their cost and thereby the sale price of their products.

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

WE DEPEND ON KEY SUPPLIERS FOR THE SUPPLY OF ESSENTIAL COMPONENTS FOR OUR PRODUCTS. IF ANY OF OUR KEY SUPPLIERS WILL SUPPLY US COMPONENTS ON LESS FAVORABLE TERMS, OR WILL STOP SUPPLYING SUCH COMPONENTS TO US AT ALL, OUR PRODUCTION CAPABILITIES COULD BE MATERIALLY ADVERSELY AFFECTED.

     We depend on the supply of essential components in our motion control systems by suppliers who are the single source of supply of such items. Among such components are processors, servo processors, and other motion controller components. As we have no supply agreements with these companies, we cannot guarantee that such suppliers will continue to make such components, will continue to supply us with such components on favorable terms, or will supply such components to us at all, in the future. The lack of guaranteed supply arrangements can result in delays in obtaining components from time to time. In any such event, our production capabilities could be materially adversely affected.

THE DOLLAR COST OF OUR OPERATIONS IN ISRAEL WILL INCREASE TO THE EXTENT INCREASES IN THE RATE OF INFLATION IN ISRAEL ARE NOT OFFSET BY A DEVALUATION OF THE NIS IN RELATION TO THE U.S. DOLLAR, WHICH WOULD HARM OUR RESULTS OF OPERATIONS.

     Since a considerable portion of our expenses such as employees' salaries are linked to an extent to rate of inflation in Israel, the dollar cost of our operations is influenced by the extent any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2001 and 2002, the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. During 2003 and 2004, however, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

WE MAY BE SUBJECT TO CURRENCY FLUCTUATION.

     The U.S. Dollar cost of our operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the U.S. Dollar. Our U.S. Dollar costs will increase if this "gap" widens and the devaluation rate fails to keep pace with the rate of inflation in Israel, and conversely, we may benefit if the rate at which Israeli currency devalues against the U.S. Dollar exceeds the rate of inflation in Israel. In the years ending December 31, 2004, 2003, 2002, 2001 and 2000, the annual inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the U.S. Dollar was 2.8%, 5.7%, (0.8)%, (7.9)% and 2.7%, respectively. The closing representative exchange rate of the U.S. Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.308, NIS 4.379, NIS 4.737, NIS 4.416 and NIS 4.041, respectively. As a result, we experienced increases in the U.S. Dollar costs of operations in Israel in 2000, 2003 and 2004, and decreases in 2001 and 2002. We cannot assure you that we will not be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. We do not currently, and have no plans to, utilize currency hedging instruments, and we do not hold or issue derivative securities.

OWNERSHIP OF OUR ORDINARY SHARES IS CONCENTRATED WHICH MAY DELAY, IMPEDE OR DISCOURAGE A TRANSACTION BENEFICIAL TO OUR SHAREHOLDERS.

     As of June 10, 2005, Ze'ev Kirshenboim, our President and Chief Executive Officer, beneficially owned approximately 26% of our outstanding ordinary shares, and Jacob Engel, one of our directors and a brother-in-law to Mr. Kirshenboim, beneficially owned approximately 18% of our ordinary shares. The concentration of our share ownership may:

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

     Our ability to compete effectively depends, and will depend, in large part, on our ability to maintain the proprietary nature of our products and technologies. We currently do not hold, have not filed for, and have no intention of filing for, patent protection in any country with respect to our proprietary technology. We depend on trade secret laws, copyright law, unfair competition law and upon the execution by our officers, directors, employees, consultants, and subcontractors of confidentiality agreements relating to the proprietary nature of our technology to protect our intellectual property. Confidentiality agreements do not, however, provide complete protection, and to the extent that these intellectual property and other laws do not adequately protect our technology, others may independently develop our know-how and information or otherwise design around the confidentiality agreements entered with us. Accordingly, we cannot assure you that we will be successful in deterring others from developing or marketing, legally or otherwise, competitive products utilizing our proprietary designs and technologies, which could cause us to lose market share, limit our growth, reduce our profitability, and increase our operating expenses.

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

     As of the date of this annual report we have approximately 3.1 million ordinary shares outstanding. Approximately 43% of these shares are "restricted securities" available for resale, subject, however, to volume limitations under Rule 144. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. In addition, we have experienced a low trading volume of our ordinary shares, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and our share price may significantly decline. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

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


RISKS FACTORS RELATED TO THE INDUSTRY:

ECONOMIC DOWNTURNS AND CYCLICAL NATURE OF SPECIFIC MARKET SEGMENTS THAT WE TARGET COULD RESULT IN SIGNIFICANT DECREASE IN SALES. WE ARE UNDERGOING A SLOWDOWN IN THE SEMICONDUCTOR INDUSTRY. IF THIS SLOWDOWN CONTINUES OUR RESULT OF OPERATIONS WOULD BE AFFECTED.

     Our products are intended for specific industries, such as the industries for semiconductors, electronics, testing and assembly, advanced printing systems and advanced medical systems and devices. A slowdown in certain geographical regions such as Western Europe, the Far East and the United States, or in certain industries, such as the electronic and semiconductors industries, could have a material adverse effect on our operations and financial results. The manufacturing of motion control systems for the semiconductor and electronic industry is our most significant field of activity, amounting to approximately 50% of our sales. This industry is highly volatile and unpredictable, and we are subject to the industry's business cycles, the timing, length and volatility of which are difficult to predict. For example, our revenues declined by 52% from U.S $16,545 thousand in 2000 to U.S. $7,907 in 2002 due to the downturn experienced by the semiconductor and electronics industries at that time. We are undergoing a similar downturn in the semiconductor industry in the first and second quarters of 2005. Revenue declined from $4,108 thousand in the third quarter of 2004, to $3,584 in the fourth quarter of 2004 and to $2,503 thousand in the first quarter of 2005.

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

     From 1988 to 2004, we received grants totaling approximately $3.75 million from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of portion of our research and development expenditures. The terms of the Chief Scientist grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the Chief Scientist supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangement for those products or technologies. In addition, we are prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of a governmental committee. On March 29, 2005, the Israeli parliament approved an amendment to Israeli Law for Encouragement of Industrial Research and Development, which permits under certain conditions the transfer of such technology outside of Israel, including the payment of a redemption price to be determined under regulations that have not yet been promulgated.

     If we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties. In recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants from 3% to 3.5% and may further accelerate them in the future.

IN 2004 THE OFFICE OF THE CHIEF SCIENTIST, REQUESTED FROM US ADDITIONAL PAYMENT OF ROYALTIES IN THE AMOUNT OF $820 THOUSAND. IF WE WILL HAVE TO MAKE SUCH PAYMENT IT WOULD HAVE AN ADVERSE AFFECT ON OUR PROFITABILITY.

     In 2004 we received letters from the OCS, claiming that the royalties should be computed on sales of all of our products, and not only on sales of products that we claim were developed with the OCS support. Accordingly, the OCS asked for additional royalties in the amount of approximately $820 thousand. We believe, based on the opinion of our legal advisors, that we do not owe any additional royalties to the OCS. We believe that our computations are correct and discussions are held with the OCS in order to settle the matter. We have not recorded a provision in respect of the above amount in our financial statements.

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

     We are incorporated under the laws of the State of Israel and our principal offices and manufacturing and research and development facilities are located in Israel. Accordingly, we are directly affected by economic, political and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, and have led to security and economic problems for Israel. From October 2000, until recently, terrorist violence in Israel increased significantly, primarily in the West Bank and Gaza Strip, and Israel has experienced terrorist incidents within its borders. On June 6, 2004, the Government of Israel approved a disengagement plan, stating that it is Israel's intention to relocate all Israeli settlements in the Gaza Strip and four settlements in the West Bank by the end of 2005. There can be no assurance that the recent relative calm and renewed discussions with Palestinian representatives will continue.

OUR RESULTS OF OPERATIONS COULD BE NEGATIVELY AFFECTED BY THE OBLIGATIONS OF OUR PERSONNEL TO PERFORM MILITARY SERVICE

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

     In March 2001 we opened a sales office in the Netherlands, through a wholly owned subsidiary named ACS-Tech80 Europe B.V, for the promotion of our European presence and operations. In January 2005 the office in the Netherlands was closed. We continue to support our European customers and promote our European presence directly from Israel and through local distributors.

     We are not a capital-intensive company in terms of fixed assets, but rather invest in research and development and marketing. We expect the amount of capital expenditure during 2005 to be higher than in 2004 and to be funded from our cash flow from operations. During 2004, 2003 and 2002 our capital expenditures totaled U.S. $153 thousand, U.S. $53 thousand and U.S. $131 thousand, respectively.

     In 1998, we invested in Netzer Precision Motion Sensors Ltd., an Israeli start-up company, focusing on development and production of motion sensors based on a proprietary technology. As of December 31, 2004, we owned 12.39% of the capital stock of Netzer.

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

     The past industry downturn, during the years 2001 and 2002 resulted in a significant decrease in demand for our products in the semiconductor and electronics manufacturing equipment segment. In 2003 and in most of 2004 customers made increased investments in capacity and technology, reflecting an improving business environment in the semiconductor and electronics industries. This upturn leveled off in the fourth quarter of 2004, and we are again witnessing a downturn which continues into the second quarter of 2005.

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

     o ENHANCE OUR PRESENCE IN THE NORTH AMERICAN AND EUROPEAN MARKETS. We intend to continue to increase our marketing efforts to address large OEMs in the fields of medical equipment, semiconductor manufacturing equipment, electronic testing and inspection systems, and production of automation systems in North America, through our U.S. subsidiary, Tech80. In March 2001, we opened a sales office in the Netherlands, through a wholly owned subsidiary named ACS-Tech80 Europe B.V, for the promotion of our European presence and increasing the number of distributors. In January 2005 the office in the Netherlands was closed. We continue to support our European customers and promote our European presence directly from Israel and through local distributors.


     o INCREASE THE NUMBER OF DISTRIBUTORS IN THE FAR EAST. We perceive the Japanese and Korean markets as major targets for expansion, and in 2003 we signed distribution agreements with two new distributors in these countries. We are also studying the motion control market in China, which we believe is one of the fastest growing markets in industrial automation.

     o ACHIEVE BRAND NAME RECOGNITION. To gain more brand recognition, we continue our advertising efforts, including articles and news releases in trade magazines, and enhancing our Internet web site. We continue to conduct and plan to increase the number of seminars and training sessions to end customers, OEMs and distributors in Israel, the U.S., Europe, and the Far East. We participate in major industry trade-shows around the globe. In 2004 we launched a new website which presents and introduces our products, and includes advanced simulation tools for demonstration of the mode of operation.

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

CUSTOMERS

     Set forth below is the approximate breakdown of our sales to OEMs and distributors for the years ended December 31, 2004, 2003 and 2002.

CUSTOMER TYPE                                                 YEAR ENDED DECEMBER 31,
-------------                  --------------------------------------------------------------------------------------
                                           2004                         2003                         2002
                               ----------------------------  ---------------------------   --------------------------
                               U.S. Dollars in   % of Total  U.S. Dollars in  % of Total   U.S. Dollars    % of Total
                                  Thousands        Sales        Thousands      Sales        in Thousands       Sales
                               ---------------   ----------  ---------------  ----------   ------------    ----------
OEMs                               10,907           76%           6,726          73%          6,369           81%
Distributors                        3,469           24%           2,479          27%          1,538           19%
                                    -----          ----           -----         ----          -----          ----
    Total                          14,376          100%           9,205         100%          7,907          100%

     In 2004 our sales to OEMs consisted of approximately 32% to the semi-conductors industry, 29% to the electronics industry, 20% to the medical scanning industry, 13% to the printing industry, 3% to the general automation industry, and 3% to others.

     Set forth below is the approximate breakdown of our sales in the different geographic regions in which we operate for the years ended December 31, 2004, 2003, and 2002.

GEOGRAPHIC REGION                                              YEAR ENDED DECEMBER 31,
-----------------                --------------------------------------------------------------------------------------
                                             2004                        2003                        2002
                                 ---------------------------   -------------------------    ---------------------------
                                 U.S. Dollars in  % of Total   U.S. Dollars   % of Total    U.S. Dollars     % of Total
                                      Thousands      Sales     in Thousands      Sales      in Thousands       Sales
                                 ---------------  ----------   ------------   ----------    ------------     ----------
Israel                                  4,824        34%          2,594          28%           3,091             39%
Europe                                  5,666        39%          3,572          39%           1,879             24%
Asia                                      301         2%            167           2%             299              4%
North America                           3,580        25%          2,868          31%           2,634             33%
Other                                       5         -               4           -                4              -
                                       ------       ---           -----         ---             -----           ---
    Total                              14,376       100%          9,205         100%            7,907          100%


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

     Our research and development department consists of highly skilled personnel. As of December 31, 2004, approximately 31% of our total workforce was engaged in research and development.

     Our expenditures for research and development for 2004, 2003 and 2002 were as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                    -----------------------
                                                2004          2003         2002
                                               -----         -----        -----
                                                 U.S. Dollars in Thousands
                                                 -------------------------
Gross R&D Expenses                             1,668         1,415        1,664
Grants and Participations                       (247)         (430)        (459)
                                               -----         -----        -----
Net R&D Expenses                               1,421           985        1,205

     Our research and development activity is supported by grants provided by the Israeli government through the Ministry of Industry and Trade -- Office of the Chief Scientist (OCS). The terms of the Chief Scientist grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the Chief Scientist supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. On March 29, 2005, the Israeli parliament approved an amendment to Israeli Law for Encouragement of Industrial Research and Development, which permits under certain conditions the transfer of such technology outside of Israel, including the payment of a redemption price to be determined under regulations that have not yet been promulgated. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the Israeli Government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. In 2005 we did not submit an application for funding from the OCS, and we are funding our research and development activity by using our own internal resources. However, we anticipate that, for so long as such governmental research and development grants continue to be available we may seek, from time to time, to utilize such grants. There is no guarantee that we shall continue to receive OCS funding in the future. We are committed to pay to the Israeli Government royalties on proceeds from the sale of products, which are funded by such Government grants. Under the terms of our funding from the OCS, royalties of 4% were payable from January 1, 1997 to December 31, 1999, and 5% are payable thereafter. Notwithstanding the foregoing, temporary regulations have been changed and royalties of only 3% were paid from January 1, 1997 to December 31, 1999 and royalties of 3.5% were payable in the years 2000 through 2004, in accordance therewith. Such royalty payments discontinue when 100% of the grant has been repaid. The royalties are linked to the U.S. Dollar, and for grants received after January 1, 1999 also bear interest at the rate of the LIBOR.

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

     Most of the components required for our products are available from a number of sources throughout the world at competitive prices. In respect to most of the components, we do not anticipate the loss of any of their source of supply to have a material adverse effect on us. Notwithstanding the foregoing, we depend on the supply of certain key components in our motion control systems by suppliers who are our single source of supply of such items. Among such components are processors, manufactured by Intel and the customized components manufactured by LSI Logic. In addition, Tech80 depends on the supply of motion controller components manufactured by Performance Motion Devices (PMD), LSI Computer Systems, and by National Semi Conductor.

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

MANAGEMENT INFORMATION SYSTEMS

     In the first quarter of 2002, we implemented an Enterprise Resource Planning system (ERP) to improve efficiency and increase the potential for greater profitability through increased productivity, enhanced asset management, better inventory handling and production planning. In January 2005 we implemented the same ERP system in our wholly owned subsidiary in the United States.

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

4C.  ORGANIZATIONAL STRUCTURE

     ACS-Tech80 Ltd. Is organized under the laws of the State of Israel and, as of December 31, 2004, held directly the percentage indicated of the outstanding capital stock of the following subsidiaries:

   NAME OF SUBSIDIARY         COUNTRY OF INCORPORATION      PERCENTAGE OWNERSHIP
   ------------------         ------------------------      --------------------
ACS-Tech80 Inc. (Tech80)            United States                    100
 ACS-Tech80 Europe B.V.            The Netherlands                   100


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

     The move to a smaller facility saved us approximately $82,000 in rent expense for the years 2004 and 2005. We estimate that if necessary, the present facilities can support an increase in our production activity in the United States to answer demand in the region.

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

OVERVIEW

     ACS-Tech80 is an Israeli corporation, engaged in the development, production and marketing of universal, fully-digital motion control products, combining software and advanced electronics. The market which we serve includes the semi-conductor, electronic assembly, testing and inspection, medical, digital printing, and production automation markets. Demand for our products can change significantly from period to period as a result of numerous factors, including, but not limited to, changes in: (1) global economic conditions; (2) market conditions of the industrial automation market; (3) advanced technology and/or capacity requirements of the manufacturers served by us; (4) local economic and political conditions, and (5) relative competitiveness of our products. For these and other reasons, our results of operations for the year ended December 31, 2004 may not necessarily be indicative of future operating results.

     The industrial motion control market has historically been affected by general economic downturns in the industries which we serve, including electronics and semiconductors, which had an adverse effect upon manufacturers and end-users of certain of our products. Such a downturn took place in 2001, continuing through 2002 and part of 2003. In 2003, we benefited from cost-cutting measures taken in 2002, and beginning in the third quarter of 2003 we also saw an improvement in our revenues resulting from the recovery in the semiconductor and electronics industries during the later part of the year. During 2004, the global electronics and semiconductor industries continued to recover from the effects of the depressed economic activity that had been prevalent throughout the period from late 2000 until the middle of 2003. The semiconductor industry is undergoing a downturn that has started in the fourth quarter of 2004 and has continued in the first and second quarters of 2005, These worldwide economic slowdowns and recoveries affected our financial results in 2003 and 2004. We are not presently able to anticipate how such matters will affect our results during 2005, and no assurances as to future developments in respect of such matters can be given. See item 5.D - Trend Information.

     In 2004 we continued to expand our customer base by expanding our sales and marketing activities in the Far East and Europe, recruiting and establishing long-term relationships with new distributors in Japan, Korea, Germany and Switzerland. We participate in major industry trade-shows around the globe. In 2004 we launched a new website which presents and introduces our products, and includes advanced simulation tools for demonstration of the mode of operation.

     Our growth continues to be largely dependent on the success of our semiconductor and electronic business. Revenue from sales to the semiconductor and electronic industries represented more than 50% of our revenue in 2004, and is expected to continue to account for a significant portion of our revenues in the future.

     In addition to the overall improvement in the business climate, our consistent and selective investments in research and development have enabled us to maintain our position in the industries that we serve, by introducing new and innovative lower cost products to answer our customers' needs. We continue to focus our efforts towards the enhancement and cost reduction of existing products and the introduction of new products, and expect to increase our research and development expenses in 2005 to further those goals.

     In 2004, our customers continued to focus on cost reduction, and pricing pressures caused us to reduce our margins on some products. We may experience future decline in gross profit margins from historical levels due to increasing competition and pricing pressures.

     For the years ended December 31, 2004, 2003 and 2002, our four largest customers represented approximately 58%, 51% and 43%, respectively, of our sales. For the years ended December 31, 2004 and 2003 one customer accounted for 24% and 18% of our sales, respectively. This customer is an OEM customer to whom we sell customized products. Our margin on sales to this customer is lower than our traditional margin, due to the high volume of sales.

     CRITICAL ACCOUNTING ESTIMATES

     The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include the valuation of investments, which will impact net gains (losses) if we record impairment; valuation of inventory, which impacts gross margins; recognition and measurement of current and deferred income tax assets and liabilities, which impacts our tax provision; the allowance for doubtful accounts, which impacts our general and administrative expenses; revenue recognition and the provision for warranty, which impact our revenues and gross margin. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other policies that we consider key accounting policies, however, these policies do not meet the definition of critical accounting estimates, because they do not generally require us to make estimates or judgments that are difficult or subjective. We prepare our financial statements in accordance with Israeli GAAP. Differences between Israeli GAAP and U.S. GAAP as they relate to our financial statements are described in Note 16 to our financial statements.

     INVESTMENT IN HELD COMPANY. Our investment in a held company, Netzer Motion Sensors Ltd. (Netzer) is presented at cost. We perform assessments of whether any decline in the value of the investment below the cost basis occurred, and whether it is other than temporary. The factors we consider important include projected future results, significant changes on the overall business, and significant negative industry or economic trends. As of December 31, 2004 there were no indications that there was an other than temporary decline in the value of our investment in Netzer. If an event or a change in circumstances indicates that the carrying amount of the investment may not be recoverable, the carrying amount of the investment will be reviewed for impairment and, if necessary, written down to its estimated fair value.

     INVENTORIES. Inventories are valued at the lower of cost and market. Cost is determined on the basis of first-in, first-out for raw materials and packaging materials, and on the basis of actual production cost for working in process and finished goods. The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable value.

     We periodically review the valuation of inventory and make an assessment of the realizable value. The factors that we consider in determining whether or not a reserve should be established includes: (a) expected usage during the next twenty four months, (b) risk of obsolescence, and (c) estimated future market demand. If our estimated market demand is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross margin.

     TAXES ON INCOME: We operate within three taxing jurisdictions, Israel, the U.S. and, until December 2004, the Netherlands, and may be subject to audits in these jurisdictions. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. In our opinion, adequate provisions for income taxes have been made for all years. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome will not be different than those reflected in our historical income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

     Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized. As of December 31, 2004, we believed that all of the deferred tax assets, net of the valuation allowance, recorded on our balance sheet would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determine that the recovery is not probable. In accordance with Israeli GAAP, valuation allowances in respect of deferred tax assets are provided when it is not probable that all or part of the deferred tax assets will be realized. The recognition of deferred tax assets under Israeli GAAP is not materially different than under U.S. GAAP.

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

     REVENUE RECOGNITION: We recognize revenues from product sales, net of discounts when persuasive evidence of an agreement exists, delivery of the products has occurred, the fee is fixed or determinable, collectibility is probable and no significant obligations exist. We do not, in the normal course of business, grant our customers a right of return. We market our products through our direct sales force and through distributors that are considered as final customers.

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

5A.  OPERATING RESULTS

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


     The following table presents, for the periods indicated, information concerning our results of operations

                                            YEAR ENDED DECEMBER 31,
                                            -----------------------
                                          2004       2003       2002
                                          ----       ----       ----
                                         U.S. DOLLARS IN THOUSANDS

Revenues                                14,376      9,205      7,907
Cost of revenues                         7,602      4,548      4,045
Gross profit                             6,774      4,657      3,862
Research & development expenses          1,668      1,415      1,664
Less grant received                       (247)      (430)      (459)
Net R&D expenses                         1,421        985      1,205
Proceeds from insurance claim             (182)         -          -
SG&A, net                                3,001      2,801      3,011
Operating income (loss)                  2,534        871       (354)
Financing income (expenses), net           (26)       (21)      (154)
Other income (expenses), net               (20)        (9)         4
Income (loss) before taxes on income     2,488        841       (504)
Income taxes (tax benefit)                (235)       (19)       303
Net income (loss)                        2,253        822       (201)


     The following table presents, for the periods indicated, information concerning our results of operations as a percentage of our revenues:

                                        Year Ended December 31
                                        2004     2003     2002
                                        ----     ----     ----
                                          %        %        %

Revenues                               100.0    100.0    100.0
Cost of revenues                        52.9     49.4     51.1
Gross profit                            47.1     50.6     48.8
Research & development expenses         11.6     15.4     21.0
Less grant received                     (1.7)    (4.7)    (5.8)
Net R&D expenses                         9.9     10.7     15.2
Proceeds from insurance claim           (1.3)       -        -
SG&A, net                               20.9     30.4     38.1
Operating income (loss)                 17.6      9.5     (4.4)
Financing income (expenses), net        (0.2)    (0.2)    (1.9)
Income (loss) before taxes on income    17.3      9.1     (6.3)
Income taxes (tax benefit)              (1.6)    (0.2)     3.8
Net income (loss)                       15.7      8.9     (2.5)

YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003

     Our financial results for 2004 reflected the improvement during the year in the global economic environment and the worldwide electronics industry, as a result of which we recorded increased revenues and profitability compared to 2003.

     REVENUES. Revenues in 2004 totaled U.S. $14,376 thousand compared with U.S. $9,205 thousand in 2003. This increase of approximately 56% was principally attributable to the improved business environment as well as to the introduction of new products in the SpiiPlus Series.

     GROSS PROFIT. Gross profit for 2004 was U.S. $6,774 thousand, or 47.1% of revenues, compared to U.S. $4,657 thousand, or 50.6% of revenues, in 2003. The decrease in the gross profit percentage reflects changes in product and customers mix, especially of one major customer who in 2003 accounted for 18% of our sales, and in 2004 accounted for 24% of our sales. This is a customer to whom we sell customized products with a lower margin. In 2004, the focus of many of our customers continued to be on cost reduction and we reduced our margins on some products. We may experience future declines in gross profit margins from historical levels due to increasing competition and pricing pressures.

     NET RESEARCH AND DEVELOPMENT EXPENSES. Net research and development expenses increased by U.S. $436 thousand, or approximately 44%, to U.S.$ 1,421 thousand for the year ended December 31, 2004, as compared to U.S.$ 985 thousand for the year ended December 31, 2003. Part of the increase was due to a reduction by U.S.$183 in the funding by the OCS (Office of the Chief Scientist) of our research and development activity due both to OCS budget constraints and a smaller scale application submitted by us. Gross research and development expenses increased by U.S. $253 thousand, or approximately 18%, to U.S.$ 1,668 thousand for the year ended December 31,2004, as compared to U.S.$ 1,415 thousand for the year ended December 31, 2003, this increase is due primarily to higher personnel costs, as we continue to invest in research and development efforts towards the enhancement and cost reduction of existing products as well as introduction of new products.

     SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased by approximately 7% to U.S.$ 3,001 thousand in 2004, from the U.S.$ 2,801 thousand recorded in 2003. This increase of approximately U.S.$200 thousand is due primarily to sales and marketing headcount increases and to higher accounting and audit expenses in 2004 as compared to 2003.

     OPERATING INCOME. In 2004 we increased our profitability, a result of the increase in revenues due to the improved business conditions in 2004 as compared to 2003. In 2004, we received U.S.$182 thousand proceeds from an insurance claim, as settlement for a product liability claim we filed against a vendor in 2003, which increased our profitability. The proceeds comprise 1.3% of total revenues and 7.2% of total operating income in 2004. Operating income for 2004 was U.S.$ 2,534 thousand, compared to operating income of U.S.$ 871 thousand in 2003.

     TAXES ON INCOME. Taxes on income in 2004 were U.S.$235 thousand, compared to U.S.$19 thousand in 2003. Our effective tax rates for 2004 and 2003 were 9.4% and 2.26%, respectively. Generally, our effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises.

     NET INCOME. Net income for the year ended December 31, 2004 was U.S.$ 2,253 thousand, or $0.66 per share (diluted), compared with net income of U.S.$ 822 thousand, or $0.26 per share (diluted) for the year ended December 31, 2003. This improvement is due to primarily to increase in revenues described above.

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

IMPACT OF CURRENCY FLUCTUATIONS AND INFLATION

     The U.S. Dollar cost of our operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the U.S. Dollar. Our U.S. Dollar costs will increase if this "gap" widens and the devaluation rate fails to keep pace with the rate of inflation in Israel, and conversely, we may benefit if the rate at which Israeli currency devalues against the U.S. Dollar exceeds the rate of inflation in Israel. In the years ending December 31, 2004, 2003, 2002, 2001 and 2000, the annual inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the U.S. Dollar was 2.8%, 5.7%, (0.8)%, (7.9)% and 2.7%, respectively. The closing representative exchange rate of the U.S. Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.308, NIS 4.379, NIS 4.737, NIS 4.416 and NIS 4.041, respectively. As a result, we experienced increases in the U.S. Dollar costs of operations in Israel in 2000, 2003 and 2004, and decreases in 2001 and 2002. The changes in the U.S. Dollar cost of our operations in Israel relate primarily to the cost of salaries in Israel, which are paid in NIS, and constitute a substantial portion of our expenses in NIS. These NIS related expenses constituted approximately 20%, 22% and 25% of our total expenses for 2004, 2003 and 2002, respectively. We cannot assure you that we will not be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. In addition, a devaluation of the NIS in relation to the U.S. Dollar will have the effect of decreasing the U.S. Dollar value of any of our assets, which consist of NIS or liabilities in NIS (unless such liability is linked to the U.S. Dollar). Conversely, any increase in the value of the NIS in relation to the U.S. Dollar will have the opposite effect. We do not currently, and have no plans to, utilize currency hedging instruments, and we do not hold or issue derivative securities.

     The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on June10, 2005 was NIS 4.43 = $1.00.

     The table below sets forth the annual rate of inflation, the annual rate of devaluation of the NIS against the U.S. Dollar and the gap between them.

                                                      YEAR ENDED DECEMBER 31,
                                                      -----------------------
                                   2004          2003           2002            2001            2000
                                   ----          ----           ----            ----            ----
Inflation (CPI)                    1.2%         (1.9)%          6.5%            1.4%            0%
Devaluation/(Revaluation)         (1.6)%        (7.6)%          7.3%            9.3%           (2.7)%
Inflation devaluation gap          2.8%          5.7%          (0.8)%          (7.9)%           2.7%

     Set forth below are details of the representative exchange rate of the US dollar in the periods indicated:

                    EXCHANGE RATE OF 1    AVERAGE RATE FOR THE
                    ------------------    --------------------
DECEMBER 31 OF           US DOLLAR                 YEAR           HIGH FOR THE YEAR    LOW FOR THE YEAR
--------------           ---------                 ----           -----------------    ----------------
     2004                  4.31                    4.48                  4.63                4.31
     2003                  4.38                    4.55                  4.92                4.28
     2002                  4.74                    4.74                  4.99                4.44
     2001                  4.42                    4.21                  4.42                4.04
     2000                  4.04                    4.08                  4.20                3.97

EFFECTIVE CORPORATE TAX RATE

     The taxable income of Israeli corporations is subject to corporate tax at the statutory rate. Until December 31, 2003, the regular tax rate applicable to income of companies in Israel was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament), which determined, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 32% and 2007 and thereafter 30%.Because we have elected to participate in the alternative package of tax benefits for our approved enterprise programs, the income derived from our approved enterprise programs will be exempt from Israeli taxes on corporate income during certain benefit periods. The period of benefits for the two investment plans in effect expires in 2007 and 2010.

     As of December 31, 2004 our subsidiary in the U.S. had approximately U.S. $377 thousand in state tax loss carry-forwards, which expire in 2022. We have established deferred tax assets which reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The principal component relates to the loss carry-forwards. Realization of deferred tax assets is contingent on future taxable earnings. A valuation allowance has been provided for the portion of those assets which we consider not probable of realization.

5B.  LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

     Our financial position remained strong during 2004, with cash, cash equivalents, bank deposits and long-term financial investments of U.S. $3,626 thousand at the end of 2004, including an amount of U.S. $1,000 thousand invested in corporate debt securities, reflecting an increase of U.S. $867 thousand from the U.S. $2,759 thousand recorded a year earlier. This increase resulted primarily from strong positive cash flow from operating activities of U.S. $1,501 thousand, and from the raising of equity funds in the amount of U.S. $871 thousand through the exercise of employee stock options, which was used to pay U.S. $1,349 thousand of a long-term bank loan and to finance U.S. $159 thousand in capital expenditures. As of December 31, 2004, we had no liability to banks. Of the U.S. $1,000 thousand invested in corporate debt securities, U.S. $500 thousand will mature in 2006 and U.S. $500 thousand will mature in 2007. We view this investment as a long-term investment, and it is our intention to hold the securities to maturity.

     We received approximately U.S. $247 thousand in 2004 from the Office of the Chief Scientist which supported a portion of our research and development costs in 2004 of U.S. in the amount of $494 thousand.

     Capital expenditures during 2004 totaled U.S. $159 thousand, compared with U.S.$ 53 thousand in 2003.

     Inventories grew from U.S. $1,981 thousand as at December 31, 2003 to U.S. $2,784 thousand as at December 31, 2004 due primarily to the increased level of operations during 2004. Inventories as a percentage of revenues decreased to 19.4% as at December 31, 2004, as compared to 21.5% as at December 31, 2003. Net trade receivables increased by U.S.$725 thousand at year end, from U.S.$ 2,445 thousand as at December 31, 2003, to U.S.$3,170 thousand as at December 31, 2004 because of the increase in products sold; however, the period trade receivables were outstanding (calculated by dividing trade receivables at year-end into latest quarter revenues), decreased to 81 days on December 31, 2004 from 86 days on December 31, 2003 because of improved collections. We did not record any significant bad debts during 2004.

CONTRACTUAL OTHER COMMITMENTS

     The following table summarizes our contractual obligations as at December 31, 2004:

                                       PAYMENTS DUE IN
                                       ---------------
                                            2006-    2008-  After
                            TOTAL   2005    2007     2009   2009
                            -----   ----    ----     ----   ----
                                    U.S. Dollars in Thousands
                                    -------------------------
CONTRACTUAL OBLIGATIONS:
Operating Rental Leases      431     152     226      53       -
Vehicle Leases               216     108     108       -       -
Severance Pay                152       -       -       -     152
Total                        799     260     334      53     152
                             ===     ===     ===      ==     ===

     Operating rental lease obligations represent commitments under commercial facility leases, and vehicle lease obligations cover vehicle lease commitments for vehicles used by our employees.

     As at December 31, 2004, we had no debt outstanding compared to a total debt outstanding as at December 31, 2003 of U.S. $1,349 thousand. Our existing cash, is invested in short-term investments which bear floating interest rates and in long-term corporate bonds which we intend to hold to maturity, bearing a fixed interest rate.

     We are not aware of any material commitments for capital expenditures in the future.

5C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We place considerable emphasis on research and development projects designed to upgrade our existing product lines and to develop new applications of our technologies. As of December 31, 2004, 21 employees were engaged primarily in research and development.

The following table shows the total research and development expenditures of the Company and participation in such expenditures by the Government of Israel for the periods indicated:

                                                               YEAR ENDED DECEMBER 31
                                                               ----------------------
                                                             2004       2003       2002
                                                            ------     ------     ------
                                                              U.S DOLLARS IN THOUSANDS
                                                              ------------------------
Internally-funded research and development expenditures     $1,174     $  555     $  746
Governmental participation                                     247        430        459
                                                            ------     ------     ------
Total outlay for research and development                   $1,421     $  985     $1,205

5D.  TREND INFORMATION

     We believe that our currently available cash and cash equivalents and funds generated from operations will be sufficient to meet our working capital requirements for the next twelve months. The global economy, including the industries that we serve, strengthened during 2004, after recovering from the severe economic downturn experienced from 2001 to the middle of 2003. During the first quarter of 2005 the semiconductor industry is experiencing a general slowdown. We cannot predict the duration and the extent of the current slowdown in the semiconductor industry and our ability to foresee future trends in the flow of orders for certain of our products remains generally limited, as is our ability to forecast the extent to which these factors may affect our revenues and profitability during 2005. Sales to the semiconductor and electronics industries account for more than 50% of our revenues, and should the slowdown be of a long duration, our business, financial condition and results of operations may be materially and adversely affected.

5E.  OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.  DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information concerning our directors and executive officers as of June 19, 2005.

             NAME               AGE                                 POSITION
             ----               ---                                 --------
Ze'ev Kirshenboim(1)(2)(3)      52     President, Chief Executive Officer and Chief Financial Officer
Jacob Engel(1)(4)               56     Chairman of the Board of Directors
Eli Dayan(5)(6)                 65     Director
Ze'ev Ritman(5)(6)              53     Director
Alexandra Pluber(5)(6)          51     Director
Shmuel Olek (7)                 52     Former Director
Dror Marom                      39     Chief Operating Officer and Vice President of Sales and Marketing
Alexander Chrichoff             52     Chief Technology Officer
Dorit Ringelstein (7)           54     Vice President of Finance
Moni Carmeli                    44     Vice President of Research and Development
Michael Har'el                  38     Internal Auditor
Ilana Kirshenboim(2)            52     Vice President of Human Resources and Corporate Secretary

----------
     (1)  The referenced individuals are brothers-in-law.
     (2)  Ilana Kirshenboim is Ze'ev Kirshenboim's spouse.
     (3)  A majority shareholder.
     (4)  A beneficial owner.
     (5)  Members of Audit Committee.
     (6) Independent Directors; External Directors, see "Independent Directors; External Directors" below in this Item 6C.
     (7)  Served as Directors until January 2005.

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

     JACOB ENGEL, one of our founders and our chairman of the Board of Directors, has served as a Director since 1987, and as chairman of the board since June 2000. Since 1992, Mr. Engel has been serving as Chief Executive Officer and controlling shareholder of the companies in the Engel Construction Group, a group of publicly traded real estate development companies, as well as to their affiliates. Mr. Engel serves as a director in several companies under his control.

     SHMUEL OLEK served as our Director until January 2005. Mr. Olek has a Ph.D in mechanical engineering from 1987 and owns a company for computational fluid dynamics, J-Rom Ltd. Up to the year 2001 he served as a senior researcher, head of energy storage and computational mechanics group at the Israel Electric Company.

     ELI DAYAN, CPA (Israel) has served as our Director since April 2003. Mr. Dayan is the owner of an accounting firm located in Haifa, Israel, which he established in 1973. From December 1998 till December 2004, Mr. Dayan was a member of the board of directors of Engel Trade Centers Ltd., a public company under the control of Mr. Jacob Engel, the chairman of the Company's board of directors. Since 2000 Mr. Dayan has been a member of the Center for Arbitration and Mediation of the Institute of Certified Public Accountants in Israel (ICPAI).

     DR. ZE'EV RITMAN has served as our Director since June 2000. Mr. Ritman heads a department in RAFAEL - the Israeli Armament Development Authority. He is also a member of the Supervisory Board of Dynamit Nobel Defense, which is a subsidiary of RAFAEL. He holds an M.Sc in mechanical engineering from the Technion Institute in Haifa, Israel, and a Ph.D in mechanical engineering and mechanics from the Drexel University in Philadelphia, U.S.A.

     ALEXNDRA PLUBER, CPA (Israel) was appointed as our Director in January 2005. Ms. Pluber is the owner of an accounting firm located in Ramat Ishay, Israel, which she established in 1998. She specializes in audits of corporations and local municipalities, as well as in internal control and tax consultancy.

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

     DORIT RINGELSTEIN, CPA (Israel) has served as our Vice President of Finance since August 2002. Until January 2004, Ms. Ringelstein also served as our Director. Ms. Ringelstein is a CPA and holds a B.Sc in accounting from William Patterson College in New Jersey, and a B.A in psychology from Haifa University. Prior to joining us in November 1997, Ms. Ringelstein was employed as Senior Auditor in the accounting firms Margalit Roth and Co. and Ronel Stettner and Co.

     MONI CARMELI joined the Company in February 2005 as a Vice President of Research and Development. Prior to joining us Mr. Carmeli served as VP R&D in the digital X-ray field at CMT, in the medical field. Mr. Carmeli worked for 13 years at Elbit Systems in a number of mission and display computer development programs. Mr. Carmeli was also the leader of the LCD group with responsibilities for company-wide product development and for aircraft upgrade systems. Mr. Carmeli served for four years in the Israel Air Force as a practical engineer in charge of advanced flight and weapon system computers. After his service, he graduated in 1988 cum laude from the Technion Faculty of Computer Engineering

     MICHAEL HAR'EL has served as our Internal Auditor since June 2002. Mr. Har'el is a CPA and is the owner of an accounting firm located in Haifa, Israel, which he established in January 2005. Prior to establishing his own accounting firm, Mr. Har'el was a partner with the public accounting firm of Margalit Roth and Co. Prior to becoming a partner, Mr. Har'el was a senior auditor with the same firm.

     ILANA KIRSHENBOIM was hired in January 1990, and has served as our Corporate Secretary and Vice President of Human Resources since November 2000. From 1976 until 1990 she was in charge of Human Resources planning in the Israel Electric Company. She has a BS degree in Statistics from the University of Haifa.

6B.  COMPENSATION

     The aggregate accrued compensation of all nine persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2004 was approximately U.S. $985 thousand. Our directors who are officers will not receive compensation for serving as directors in 2005; our directors who are not officers will receive compensation for serving as directors in 2005. From time to time, we grant options under our stock option plans (described below). We have adopted several stock option plans pursuant to which, from time to time, we grant stock options to our employees, as well as certain of our directors, officers and consultants. For a description of these plans, see Item 10.

     See Item 7B. "Related Party Transaction", for a description of the employment agreement between us and Mr. Kirshenboim, our Chief Executive Officer, Director, and a holder of approximately 26% of our shares.

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

     See Item 7B. "Related Party Transaction", for a description of the employment agreement between us and Mr. Kirshenboim, our Chief Executive Officer, Director, and a holder of approximately 26% of our shares.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Israeli Companies Law mandates that all committees of the Board of Directors must include at least one External Director. In addition to the Audit Committee, our Board of Directors established an Options Committee, which was delegated the power to allocate stock options to our employees, officers and consultants, subject to the receipt of all approvals required in the event of the allocation of stock options to directors or controlling shareholders. The delegation of these powers to the Option Committee does not preclude the Board of Directors from exercising these powers. The members of the Option Committee are Messrs. Jacob Engel, Ze'ev Ritman and Ze'ev Kirshenboim.

AUDIT COMMITTEE

     COMPANIES LAW

     According to the Companies Law, a public company is required to appoint an audit committee (Audit Committee), comprised of at least three directors, including all of the External Directors, but excluding (i) the Chairman of the Board, (ii) any director who is employed by the Company or provides services to the Company on a regular basis, or (iii) a controlling shareholder or its relative. The audit Committee's role is to monitor deficiencies in the management of the company's business practices, in consultation with the internal controller or with the auditors, and to recommend to the Board of Directors appropriate courses of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee, the board of directors and the shareholders.

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

     The adopted requirements implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or a subsidiary of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

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

     The Company's audit committee satisfies both the current Israeli law and the NASDAQ requirements. The current members of the audit committee are Eli Dayan, Alexandra Pluber and Ze'ev Ritman. Based on the information provided by these individuals they are in compliance with Nasdaq's independence requirements.

REMUNERATION COMMITTEE

     We currently do not have in place remuneration, nomination or compensation committees, and the actions ordinarily be taken by such committees of such committees are resolved by the majority of our independent directors.

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

     Pursuant to a recent amendment to the Companies Law exemption cannot be provided for a breach of fiduciary duty (whether or not the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm the Company) and neither exemption nor indemnification or insurance can be provided in the event of an intentional or reckless breach of the duty of care, except if such breach of duty of care was made in negligence.

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

     A recent amendment to the Companies Law prohibits us to exempt any of our directors and officers in advance from his or her liability towards the company for the breach of his or her duty of care in any distribution of dividend and repurchase of our shares, and similar distribution events.

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

INTERNAL AUDITOR

     Under the Israeli Companies Law, a company's board of directors is also required to appoint an internal auditor proposed by the Audit Committee. The role of the internal auditor is to examine whether the company's actions comply with the law, and are carried out with integrity and in an orderly business manner. The internal auditor may be an employee of the company, but may not be a holder of more than 5% of its shares, its general manager, a member of its board of directors, a person with authority to appoint one or more directors or the general manager, an officer, or a relative of any of the foregoing. In addition, the internal controller may not be the company's independent accountant or its representative. The office of an internal auditor shall not be terminated without his consent, nor shall he be suspended from his position, unless the board of directors has so resolved after accepting the position of the audit committee, and after giving the internal controller a reasonable opportunity to present his case to the board of directors and to the audit committee. Mr. Michael Har'el serves as our internal auditor.

6D.  EMPLOYEES

     The following table sets forth the number of full-time employees employed by us on December 31 of the years 2004, 2003, and 2002


DECEMBER 31,    ACS-TECH80 LTD.(ISRAEL)   TECH80(USA)       ACS-TECH80 EUROPE BV
------------    -----------------------   -----------        -------------------
                                                                (Netherlands)
                                                             -------------------
    2004                   55                  5                      1
    2003                   47                  5                      1
    2002                   50                  6                      1

     In January 2005, the office in the Netherlands was closed and the sole employee was released.

     As of December 31, 2004, of our full-time employees, 22 were employed in production, 21 in research and development, 9 in marketing and sales, and 13 in administration. We believe that we have good relations with our employees and we have never experienced a labor dispute, strike or work stoppage.

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

6E.  SHARE OWNERSHIP

     The following table sets forth, as of June 10, 2005, the number of Ordinary Shares beneficially owned by (i) each of the directors and officers and (ii) our directors and officers as a group. The information in this table is based on 3,368,352 Ordinary Shares outstanding as of June 10, 2005. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, June 10, 2005. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership in the table below.



                                                NUMBER OF     NUMBER OF  TOTAL NUMBER OF
                                               OUTSTANDING   OPTIONS TO      SHARES
                                                 SHARES      PURCHASE     BENEFICIALLY      PERCENTAGE OF
NAME OF BENEFICIAL OWNER                          OWNED       SHARES         OWNED            OWNERSHIP
------------------------                          -----       ------         -----            ---------
Ze'ev Kirshenboim (1)                            721,720       170,470        892,190           26.4%
Jacob Engel (2)                                  600,806        10,000        610,806           18.1%
Eli Dayan                                           *             *              *
Ze'ev Ritman                                        *             *              *
Alexandra Pluber                                    *             *              *
Shmuel Olek                                         *             *              *
Dorit Ringelstein                                   *             *              *
Dror Marom                                          *             *              *
Alexander Chrichoff                                 *             *              *
Moni Carmeli                                        *             *              *
All directors and officers as a group          1,325,216       209,910      1,535,126           45.4%

----------

*    Less than 1% of the outstanding Ordinary Shares.

(1) The amount includes 1,440 Ordinary Shares held by Ilana Kirshenboim, Mr. Kirshenboim's spouse. The amount also includes the following options held by Mr. Kirshenboim: 15,000 options, exercisable at $4.438 per share and expiring December 2006; 38,720 options, exercisable at $5 per share and expiring August 2007; 40,000 options, exercisable at $4.77 per share and with no expiration date, and 60,000 options, exercisable at $6.44 per share with no expiration date, and also 16,750 options held by Ilana Kirshenboim, Mr. Kirshenboim's spouse, as follows: 1,750 options exercisable at $2.4 per share and expiring December 2005; 7,000 options exercisable at $5 per share and expiring August 2007; 3,000 options exercisable at $2.89 per share and expiring December 2007 and 5,000 options exercisable at $6.44 per share with no expiration date.

(2) The amount includes 5,000 options, exercisable at $3.5 per share and expiring December 2010, and 5,000 options, exercisable at $6.44 per share with no expiration date.

THE ACS STOCK OPTION PLANS:

     Prior to the public offering, we adopted the ACS 1997 Stock Option Plan. The 1997 plan authorizes the issuance of options to employees, shareholders and related parties to purchase an aggregate of 285,000 Ordinary Shares. The exercise price shall not be less than 100% of the fair market value of such shares on the date the option is granted. A total of 154,000 options have been granted under this plan as of June __, 2005. The 1997 plan expires in August 2007.

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

     A total of 141,966 options have been granted under this plan as of June 10, 2005. The 1998 plan expires in January 2008.

     In January 2001, we adopted the ACS-Tech80 Ltd. 2001 Stock Option Plan. The 2001 plan authorizes the issuance of options to employees, directors and consultants to purchase an aggregate of 300,000 ordinary shares. Options granted under the 2001 plan to U.S. residents may include Non- statutory Options as well as Incentive Stock options (ISOs) intended to qualify under Section 422 of the U.S. Internal Revenue Code. In December 2003 and December 2004 our Board of Directors resolved to increase the number of options to purchase ordinary shares by additional 100,000, in each such meeting, to an aggregate of 500,000. The increases were approved by our shareholders at the annual meetings held in January 2004, and December 2004, respectively. The options are exercisable in accordance with the following terms: the exercise price of an ISO shall not be less than 100% of the fair market value of a share on the date of the grant, and in certain circumstances a higher percentage may be required by applicable law. The exercise price of any other type of option to purchase newly issued shares shall not be less than 85% of the fair market value of a share on the date of the grant. The 2001 plan expires on December 31, 2010.

     A total of 352,314 options have been granted under this plan as of June 10, 2005.

     Options under each of these plans are exercisable and restrictions on disposition of these shares lapse according to the terms of the individual agreement under which such options were granted or shares issued.

     All three plans are administered by the Options Committee appointed by the Board of Directors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.  MAJOR SHAREHOLDERS

     The following table sets forth, as of June 10, 2005, the number of Ordinary Shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares. The information in this table is based on 3,381,352 Ordinary Shares outstanding as of June 10, 2005. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of June 10, 2005. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership in the table below.


                                                                                  TOTAL NUMBER
                                               NUMBER OF                           OF SHARES
                                              OUTSTANDING     NUMBER OF OPTIONS   BENEFICIALLY     PERCENTAGE
NAME OF BENEFICIAL OWNER                      SHARES OWNED    TO PURCHASE SHARES     OWNED          OWNERSHIP
------------------------                      ------------    ------------------     -----          ---------
Ze'ev Kirshenboim (1)                           721,720           170,470(2)         892,190          26.4%
Jacob Engel                                     600,806            10,000(3)         610,806          18.1%

----------

(1)  Includes 1,440 Ordinary Shares held by Mr. Kirshenboim's spouse.
(2) See "Item 6. Directors, Senior Management and Employees - 6E. Share Ownership" above for a description of the options held by Mr. Kirshenboim.
(3) See "Item 6. Directors, Senior Management and Employees - 6E. Share Ownership" above for a description of the options held by Mr. Engel.

     In the year 2000 we purchased 24,800 of our Ordinary Shares on the market, pursuant to a buyback plan announced on June 2000.

     The major shareholders do not have different voting rights than the other shareholders.

     At May 26, 2005, there were 564 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately 26% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

     Except as noted above, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person(s) severally or jointly, and no arrangements exist the operation of which may at a subsequent date result in a change in control of the company.

7B.  RELATED PARTY TRANSACTIONS

     Certain of our directors and officers were granted stock options to purchase our Ordinary Shares. For information regarding the amounts and exercise prices of such stock options, see "Item 6 - Compensation".

     In January 2003 we entered into a Management Agreement with Z.Z. Orav Ltd, a private company owned and controlled by Mr. Kirshenboim, our Chief Executive Officer, Director, and a holder of approximately 25% of our shares. This agreement replaced our employment agreement with Mr. Kirshenboim, from 1999, and contains substantially the same compensation package as provided under the 1999 agreement. Under the agreement, Orav provided management services, all of which were provided on behalf of Orav by Mr. Kirshenboim. The management services consisted of the performance of the function of Chief Executive Officer of the Company. The term of this Agreement commenced on January 1, 2003 and was in effect until terminated and replaced by the 2004 Employment Agreement described below. In consideration for rendering the management services, Orav received a monthly management fee of US$ 29,639, which was increased every January by the increase of the USA CPI.

     In November 2004, we entered into an employment agreement with Mr. Kirshenboim, our President, Chief Executive officer and holder of approximately 25% of the Company's shares for a period of 5 years, commencing on January 1, 2005 and ending on December 31, 2009. This agreement terminates and replaces our 2003 Management Agreement with Mr. Kirshenboim described above. During the employment period, Mr. Kirshenboim will serve in the capacity of President, Chief Executive Officer, Chief Financial Officer, and President and Chairman of the Board of ACS-Tech80 Inc. As compensation for his services, he will receive an annual gross salary of U.S. $376 thousand that will be increased by 5% once every year, beginning on January 1, 2006. Mr. Kirshenboim is entitled to participate in our benefits plans for which he qualified. In addition, Mr. Kirshenboim is entitled to reimbursement for any expenses incurred in connection with his services to the Company. Once every year, beginning in 2006, Mr. Kirshenboim shall be given a bonus not to exceed 7.5% of the previous year's consolidated income before tax, in cash, options and/or shares, as determined by the Board of Directors. The value of the bonus will be based upon the success of the Company, the attainment of Company's goals, and Mr. Kirshenboim's contributions to the Company. The employment agreement contains confidentiality provisions with respect to information relating to our business and technology and, upon termination of his employment agreement. Mr. Kirshenboim is subject to non-compete provisions for a period of two years. In any event of termination of the employment agreement, Mr. Kirshenboim is obligated to provide us, for a period of additional 24 months following the termination, technical and managerial support, assistance and consulting, to the extent we require such support, assistance or consulting. During this period following termination, Mr. Kirshenboim will be entitled to receive a monthly salary equal to his last monthly total salary prior to the termination of the agreement, whether or not we require such support, assistance or consulting services and without regard to the extent the services shall actually be provided by him. The employment agreement was approved by the Company's annual shareholders meeting.

Ms. Ilana Kirshenboim, Ze'ev Kirshenboim's spouse, is employed by us as Vice President of Human Resources and as our Corporate Secretary, at an annual base salary of U.S.$64 thousand.

7A.  INTEREST OF EXPERT AND COUNSEL

     NOT APPLICABLE.

ITEM 8. FINANCIAL INFORMATION

8A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

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

     In 2004 we received letters from the OCS, claiming that the royalties should be computed on sales of all of our products, and not only on sales of products that we claim were developed with the OCS support. Accordingly, the OCS asked for additional royalties in the amount of approximately $820 thousand. We believe, based on the opinion of our legal advisors, that we do not owe any additional royalties to the OCS. We believe that our computations are correct and discussions are held with the OCS in order to settle the matter. We have not recorded a provision in respect of the above amount in our financial statements.

     Other than the aforementioned proceeding, we are currently not involved in any legal or arbitration proceedings.

DIVIDEND POLICY

     We do not have any plans to pay dividends. Since the initial listing of our shares on the NASDAQ SmallCap(R) Market, we have not distributed dividends.

8B   SIGNIFICANT CHANGES

     No significant changes have occurred since the date of the annual financial statements, and/or since the most recent interim financial statement.

ITEM 9. THE OFFER AND LISTING

9A.  OFFER AND LISTING DETAILS

     Our Ordinary Shares are traded in the United States on the Nasdaq SmallCap(R) Market under the symbol "ACSEF".

     The following table sets forth the high and low sales prices of the Ordinary Shares for the periods specified.

               PERIOD                            LOW                   HIGH
               ------                            ---                   ----
MOST RECENT  SIX MONTHS:
June 1, 2005 through June 10, 2005              2.90                   3.06
May 2005                                        2.85                   4.91
April 2005                                      4.81                   5.77
March 2005                                      5.00                   7.30
February 2005                                   5.17                   6.84
January 2005                                    5.82                   8.25
December 2004                                   6.01                   8.14

2005
First Quarter                                   5.09                   8.25

2004
First Quarter                                   3.67                  12.50
Second Quarter                                  7.08                  12.45
Third Quarter                                   8.67                  12.59
Fourth Quarter                                  6.00                  12.25

2003
First Quarter                                   1.02                   2.24
Second Quarter                                  1.02                   1.93
Third Quarter                                   1.52                   2.14
Fourth Quarter                                  1.8                    4.76

2004                                            3.67                  12.59
2003                                            1.02                   4.76
2002                                            1.53                   3.08
2001                                            2.21                   6.50
2000                                            3.19                  12.12

     On June 10, 2005, the closing price of our Ordinary Share as quoted on Nasdaq SmallCap(R) Market was $3.03.

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

     All Ordinary Shares shall entitle their holders to a proportionate amount of any cash or share dividend if declared by us. In the event of our winding up or liquidation, the liquidator may with the sanction of an extraordinary resolution, proportionally divide amongst the members in specie the whole or any part of the assets of the company in such manner as the liquidator shall think fair, and may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator with the like sanction shall think fit. The Board of Directors may declare interim dividends and recommend a final annual dividend with respect to any fiscal year from profits available for cash dividends after statutory appropriation to capital reserves. Declaration of a final dividend requires shareholder approval at an ordinary meeting of shareholders, which may reduce, but not increase, such dividend from the amount proposed by the Board.

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

     Under the Nasdaq corporate governance rules, foreign private issuers are exempt from many of the requirements if they elect to be exempted from such requirements, provided they are not prohibited by home country practices and disclose where they have elected to do so. We received an exemption from the requirement to distribute an annual report to our shareholders prior to the annual general meeting of shareholders. The basis for the exemption is the fact that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders.

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

INTEREST RATE RISK

     Cash and cash equivalents as of December 31, 2004, in the amount of U.S. $2,626 thousand bore interest at fixed rates of 1.45% - 2.70% per annum. Held-to-maturity marketable securities in the amount of U.S. $1,000 thousand, with the same aggregate fair market value, consisted mainly of non-Israeli debentures, which bore interest at the rates of 2.70% - 3.257% per annum and mature as follows: U.S. $500 thousand in 2006 and U.S. $500 thousand in 2007. Due to the relatively short-term maturities of our cash, deposits and securities portfolio, an immediate 10% change in interest rates is not expected to have a material effect on our near-term financial condition or results of operations.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

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

     (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected or are reasonable likely to materially affect, our internal control over financial reporting.


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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

FEES AND SERVICES

     The table below summarizes the audit fees paid by us during each of 2003 and 2004 to our principal independent accountant during such years.


                       Year Ended December 31, 2003                   Year Ended December 31, 2004
                       ----------------------------                   ----------------------------
Services Rendered                 Fees                 Percentage                Fees                Percentage
-----------------                 ----                 ----------                ----                ----------
                                                       (In thousands, except percentage)

Audit fees (1)                     $44                    100                     $46                     87
All other fees (2)                   -                      -                     $ 7                     13
Total                              $44                    100                     $53                    100

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

     During 2004, none of Audit-related Fees, Tax Fees or Other Fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE.

     Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS.

     Not applicable.

                                    PART III


ITEM 17. FINANCIAL STATEMENTS

     Not applicable.


ITEM 18. FINANCIAL STATEMENTS

     Our, and our subsidiary's Consolidated Financial Statements beginning on pages F-1 through T-13, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.




INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                    Page
                                                                    ----

Index to Consolidated Financial Statements                          F - 1

ACS-TECH 80 LTD.

Reports of Independent  Registered Public Accounting Firms          F - 2

Audited Consolidated Financial Statements

Consolidated Balance Sheets                                     F - 3 - F - 4
Consolidated Statements of Operations                               F - 5
Statements of Changes in Shareholders' Equity                       F - 6
Consolidated Statements of Cash Flow                            F - 7 - F - 8
Notes to the Consolidated Financial Statements                  F - 9 - F - 43
Appendix                                                            F - 44

TECHNOLOGY 80 INC. D/B/A ACS-TECH 80 INC.

Report of Independent  Registered Public Accounting Firm            T - 1

Audited Financial Statements 2003 and 2002                          T - 2

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

4.8 Employment Agreement between the registrant and Ze'ev Kirshenboim entered in November 2004.

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


Dated:  June 21, 2005




                                           ACS - TECH 80 LTD.

                                           By: /s/ Ze'ev Kirshenboim
                                           -------------------------
                                           Ze'ev Kirshenboim
                                           President and Chief Executive Officer

                     ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                            (AN ISRAELI CORPORATION)

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004


                                TABLE OF CONTENTS

                                                                  PAGE
                                                                  ----
ACS-TECH80 LTD

Reports of Independent Registered Public Accounting Firms         F - 2

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets                                   F - 3 - F - 4

Consolidated Statements of Operations                             F - 5

Statements of Changes in Shareholders' Equity                     F - 6

Consolidated Statements of Cash Flows                         F - 7 - F - 8

Notes to the Consolidated Financial Statements                F - 9 - F - 43

Appendix                                                          F - 44




TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

Report of Independent Registered Public Accounting Firm           T - 1

Audited Financial Statements 2003 and 2002                        T - 2

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of ACS - Tech 80 Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31,2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of a wholly-owned subsidiary, which statements reflect total assets constituting 18% in 2003, and total revenues constituting 29% and 38% in 2003 and 2002, respectively of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary (before reconciliation to accounting principles generally accepted in Israel), is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations, and their cash flows for each of the two years ended December 31, 2004, in conformity with accounting principles generally accepted in Israel ("Israeli GAAP") which differ in certain respects from U.S. generally accepted accounting principles, as described in note 16 to the consolidated financial statements.


                                                 KOST FORER GABBAY & KASIERER
                                               A MEMBER OF ERNST & YOUNG GLOBAL

Haifa, June 20, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF ACS - TECH 80 LTD.

We have audited the accompanying consolidated statements of operations, shareholders' equity and cash flows of ACS - Tech 80 Ltd. ("the Company") for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of ACS-Tech 80 Inc. a wholly owned subsidiary of the Company, whose revenues constitute 32% of the total consolidated revenues for the year ended December 31, 2002, Those statements, which were prepared on the basis of US GAAP were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for ACS- Tech 80 Inc. before conversion to generally accepted accounting principles in Israel, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit (which include procedures relating to the adjustments to convert information with respect of ACS Tech 80 Inc. as reported under US GAAP to amounts reported under generally accepted accounting principles in Israel) provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operations, the changes in shareholders' equity and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 16 to the consolidated financial statements.


SOMEKH CHAIKIN
CERTIFIED PUBLIC ACCOUNTANTS (ISR.)
A MEMBER FIRM OF KPMG INTERNATIONAL



Haifa, Israel

June 26, 2003

                                    F - 2.a.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands)



                                                             DECEMBER 31,
                                                        ---------------------
                                           NOTES         2004          2003
                                          -------       -------       -------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                       3       $ 2,626       $ 1,730
Short-term and restricted bank deposits                       -         1,029
Trade receivables, net                          4         3,170         2,445
Inventories                                     5         2,784         1,981
Other accounts receivable                                   376           348
                                                        -------       -------

TOTAL CURRENT ASSETS                                      8,956         7,533
                                                        -------       -------

LONG-TERM ASSETS
Deferred income taxes                          11b          142           245
Marketable securities held to maturity                    1,000             -
Investment in other company                     6         1,218         1,218
Lease deposits                                              105            96
                                                        -------       -------
TOTAL LONG-TERM ASSETS                                    2,465         1,559
                                                        -------       -------

PROPERTY AND EQUIPMENT                         7
Cost                                                      3,418         3,336
Less - accumulated depreciation                           2,498         2,160
                                                        -------       -------
                                                            920         1,176
                                                        -------       -------

                                                        $12,341       $10,268
                                                        =======       =======






                         By: /s/ Dorit Ringelstein    By: /s/ Ze'ev Kirshenboim
                         -------------------------    --------------------------
                             DORIT RINGELSTEIN            ZE'EV KIRSHENBOIM
                         Vice-President of Finance     Chief Executive Officer
                                                     Chief Financial Officer and
                                                              Director
June 20, 2005
----------------
Date of approval

         The accompanying notes are an integral part of the consolidated financial statements.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands, except per share data)

                                                                                               DECEMBER 31,
                                                                                         ------------------------
                                                                             NOTES         2004           2003
                                                                           --------      --------        --------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long-term loans                                                    $      -        $  1,349
Trade payables                                                                              1,376           1,354
Other accounts payable and accruals                                            12b          1,229             901
                                                                                         --------        --------
TOTAL CURRENT LIABILITIES                                                                   2,605           3,604
                                                                                         --------        --------

LONG-TERM LIABILITIES
Long-term accrued expenses                                                                      -              62
Accrued severance pay, net                                                      8b            152             142
                                                                                         --------        --------
TOTAL LONG-TERM LIABILITIES                                                                   152             204
                                                                                         --------        --------

CONTINGENCIES, LIENS AND COMMITMENTS                                            9

SHAREHOLDERS' EQUITY                                                           10
Share capital - Ordinary Shares of New Israeli Shekels
  (NIS) 0.01 par value
   Authorized - 8,000,000 shares as of December 31, 2004 and 2003;
   Issued - 3,101,647  and 2,821,752  shares as of December 31, 2004 and
   2003, respectively;
   Outstanding - 3,076,846 and 2,796,951 shares as of December 31, 2004
   and 2003, respectively                                                                       9               9
   Additional paid-in capital                                                               6,713           5,842
   Retained earnings                                                                        3,208             955
   Treasury stock (December 31, 2004 and 2003 - 24,801 shares)                               (346)           (346)
                                                                                         --------        --------
                                                                                            9,584           6,460
                                                                                         --------        --------

                                                                                         $ 12,341        $ 10,268
                                                                                         ========        ========

         The accompanying notes are an integral part of the consolidated financial statements.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands, except share data)

                                                                           YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------
                                                      NOTES         2004            2003            2002
                                                     --------     --------        --------        --------
Revenues                                                13a       $ 14,376        $  9,205        $  7,907
Cost of revenues                                        13b          7,602           4,548           4,045
                                                                  --------        --------        --------

Gross profit                                                         6,774           4,657           3,862
                                                                  --------        --------        --------

Research and development costs:
Costs incurred                                                       1,668           1,415           1,664
Less-grants and participations                                        (247)           (430)           (459)
                                                                  --------        --------        --------

Research and development costs, net                                  1,421             985           1,205
Selling, general and administrative expenses, net       13c          3,001           2,801           3,011
Proceeds from insurance claim                                         (182)              -               -
                                                                  --------        --------        --------

Total operating costs                                                4,240           3,786           4,216
                                                                  --------        --------        --------

Operating income (loss)                                              2,534             871            (354)
Financing expenses, net                                 13d            (26)            (21)           (154)
Other income (expenses)                                 13e            (20)             (9)              4
                                                                  --------        --------        --------

Income (loss) before income taxes                                    2,488             841            (504)
Tax benefit (income taxes)                              11c           (235)            (19)            303
                                                                  --------        --------        --------

Net income (loss)                                                 $  2,253        $    822        $   (201)
                                                                  --------        --------        --------

Earnings (loss) per share:                              13f
Basic net earnings (loss) per share                               $   0.70        $   0.28        $  (0.07)
                                                                  ========        ========        ========
Diluted net earnings (loss) per share                             $   0.66        $   0.26        $  (0.07)
                                                                  ========        ========        ========

Weighted average number of shares used in
computation of earnings (loss) per share
  (in thousands)
Basic                                                                3,210           2,965           2,795
                                                                  ========        ========        ========
Diluted                                                              3,383           3,269           2,795
                                                                  ========        ========        ========

         The accompanying notes are an integral part of the consolidated financial statements.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. Dollars (in thousands, except share data)


                                      SHARE CAPITAL
                                 -----------------------
                                  NO. OF                      TREASURY        SHARE        CAPITAL       RETAINED
                                 SHARES **      AMOUNT         STOCK         PREMIUM       RESERVE       EARNINGS         TOTAL
                                 ---------     ---------     ---------      ---------     ---------      ---------      ---------
BALANCE AT JANUARY 1, 2002       2,795,200     $       9     $    (346)     $   5,531     $      28      $     614      $   5,836
                                 ---------     ---------     ---------      ---------     ---------      ---------      ---------

Net loss                                 -             -             -              -             -           (201)          (201)
                                 ---------     ---------     ---------      ---------     ---------      ---------      ---------

BALANCE AT DECEMBER 31, 2002     2,795,200             9          (346)         5,531            28            413          5,635

Options exercised                    1,750     *       -             -              3             -              -              3
Share dividend                           1             -             -            280             -           (280)             -
Expiration of options                    -             -             -             28           (28)             -              -
Net income                               -             -             -              -             -            822            822
                                 ---------     ---------     ---------      ---------     ---------      ---------      ---------

BALANCE AT DECEMBER 31, 2003     2,796,951     $       9     $    (346)     $   5,842             -      $     955      $   6,460

Options exercised                  279,895     *       -             -            871             -              -            871
Net income                               -             -             -              -             -          2,253          2,253
                                 ---------     ---------     ---------      ---------     ---------      ---------      ---------

BALANCE AT DECEMBER 31, 2004     3,076,846     $       9     $    (346)     $   6,713             -      $   3,208      $   9,584
                                 =========     =========     =========      =========     =========      =========      =========

*    Less than $1.
**   Net of treasury stock.

         The accompanying notes are an integral part of the consolidated financial statements.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands)

                                                                     YEAR ENDED DECEMBER 31,
                                                                ---------------------------------
                                                                 2004          2003         2002
                                                                -------      -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                               $ 2,253      $   822      $  (201)
Adjustments required to reconcile net income (loss) to
  net cash provided by operating activities:
Capital loss (gain)                                                  20            9           (1)
Depreciation and amortization                                       383          412          542
Deferred taxes                                                       88            5          238
Accrued severance pay, net                                          (86)        (118)           3

CHANGES IN OPERATING ASSET AND LIABILITY ITEMS:
Increase in trade receivables                                      (725)      (1,006)          (6)
Decrease (increase) in other receivables                            (13)         118           69
Increase (decrease) in trade payables                                22          742          (23)
Increase (decrease) in accounts payable and accruals                362          203         (169)
Decrease (increase) in inventories                                 (803)         295        1,208
                                                                -------      -------      -------
                                                                   (752)         660        1,861
                                                                -------      -------      -------

NET CASH PROVIDED BY OPERATING ACTIVITIES                         1,501        1,482        1,660
                                                                -------      -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                                 (159)         (53)        (131)
Proceeds from short-term restricted bank deposits                 1,029           67            -
Investment in short-term bank deposits                                -            -          (70)
Investment in long-term bank deposits                                 -          (75)           -
Investment in marketable debt securities held to maturity        (1,000)           -            -
Prepaid expenses and other long term assets                          (9)           2           19
Proceeds from sale of property and equipment                         12           21           44
                                                                -------      -------      -------
NET CASH USED IN INVESTING ACTIVITIES                              (127)         (38)        (138)
                                                                -------      -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loans                                     (1,349)      (1,265)        (857)
Proceeds from options exercised by employees                        871            3            -
Proceeds from long-term loans                                         -            -           20
                                                                -------      -------      -------

NET CASH USED IN FINANCING ACTIVITIES                              (478)      (1,262)        (837)
                                                                -------      -------      -------

Net increase in cash and cash equivalents                           896          182          685
Balance of cash and cash equivalents
at the beginning of the year                                      1,730        1,548          863
                                                                -------      -------      -------

BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR     $ 2,626      $ 1,730      $ 1,548
                                                                =======      =======      =======

         The accompanying notes are an integral part of the consolidated financial statements.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands)

                                                            YEAR ENDED DECEMBER 31,
                                                          --------------------------
                                                           2004      2003       2002
                                                          ------    ------     -----
SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION -

Cash paid (received) during the period for:

Interest paid                                             $   56    $  128     $ 200
                                                          ======    ======     =====

Interest received                                         $  (20)   $  (24)    $ (26)
                                                          ======    ======     =====

Income taxes paid                                         $   12    $    8     $  12
                                                          ======    ======     =====

Income taxes received                                     $   (9)   $   (5)    $(572)
                                                          ======    ======     =====

SUPPLEMENTAL SCHEDULE OF NON-CASH TRANSACTIONS:

Loan to an other company converted into investment in
  share capital                                           $    -    $    -     $ 375
                                                          ======    ======     =====


         The accompanying notes are an integral part of the consolidated financial statements.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

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

     In November 1998, the Company established a subsidiary "ACS Motion Control
     (1998) Ltd.".

     On September 30, 1999, the Company completed the acquisition of Technology 80, Inc. ("Tech80") which is located in Minneapolis, Minnesota. Tech80 manufactures motion control products that are complementary to the products of the Company, and is engaged in the marketing of the Company's products in North America. Tech 80 is a wholly owned subsidiary of the Company.

     In March 2001 the Company established ACS-Tech 80 Europe B.V., a wholly owned subsidiary in the Netherlands, ("ACS - Europe"), which was engaged in supporting and marketing the Company's products in Europe. In December 2004 it was resolved to close ACS Europe, and to transfer its support and marketing activities to Israel. The impact of this resolution on the Company's results of operations, financial position and cash flows was not material.


     DEFINITIONS


     1.   THE GROUP             -     ACS Tech 80 Ltd. and its subsidiaries.

     2.   SUBSIDIARY COMPANIES  -     Companies whose financial statements are
                                      consolidated entirely in the Company's
                                      consolidated financial statements.

     3.   OTHER COMPANY         -     A company which is presented at cost.

     4.   RELATED PARTIES       -     As defined in Opinion No. 29 of the
                                      Institute of Certified Public Accountants in Israel. Balances and transactions with related parties are presented in Note 14.

     5.   INTERESTED PARTIES    -     as defined in Section I of the Israeli
                                      Securities Law:


          A. The holder of 5% or more of the issued share capital or of the voting rights of a company, a person who has the right to appoint one or more directors of a company or to appoint its Chief Executive Officer ("CEO"), a person serving as CEO or as a director, an entity in which a person as described above holds 25% or more of its issued share capital or of its voting rights, or has the right to appoint 25% or more of its directors.

          B.   A subsidiary of a company.

               As applicable to the Company, related parties and interested parties as described above would constitute all related parties under U.S. GAAP as well.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - GENERAL (CONT.)

      6.  CONTROLLING SHAREHOLDERS   -   As defined in Israeli Securities
                                         Regulations (Presenting Transactions
                                         between a Company and its Controlling
                                         Shareholder in Financial Statements),
                                         1996.

      7.  CONSUMER PRICE INDEX       -   The Israeli Consumer Price Index
                                         ("CPI") published by the central
                                         bureau of statistics.



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"). As applicable to the consolidated financial statements of the Group, such principles are substantially identical to accounting principles generally accepted in the United States, except as described in Note 16.

     The significant accounting policies, applied on a consistent basis, are as follows:


     A.   FUNCTIONAL AND REPORTING CURRENCY

          The Company's revenues are generated mainly in U.S. dollars ("dollars"). In addition, most of the Company's costs and purchases are denominated in U.S dollars or linked thereto. In addition the Company is publicly traded in the U.S.. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar. Transactions and balances originally denominated in dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into dollars. All exchange gain and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income or expenses.

     B.   EXCHANGE RATES

          The exchange rates of the dollar in relation to the NIS were as follows:

                    EXCHANGE RATE OF U.S. $1 TO   CHANGES IN EXCHANGE RATE FOR
       DATE                   NIS                          THE YEAR
-----------------   ---------------------------   ----------------------------
December 31, 2004       U.S.$1 = NIS 4.308                  (1.62%)
December 31, 2003       U.S.$1 = NIS 4.379                  (7.56%)
December 31, 2002       U.S.$1 = NIS 4.737                   7.27%


     C.   PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of the Company and its subsidiaries as presented in the appendix to the financial statements.

          Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     D.   TREASURY STOCK

          Company shares held by the Company are presented as a reduction of shareholders' equity, at their cost to the Company.


     E.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments.

          The carrying amounts reported in the balance sheet for cash and cash equivalents, short-term bank deposits, restricted bank deposits, trade receivables, short-term bank credit and trade payables approximate their fair values due to the short-term maturities of such instruments.

          The fair value for marketable securities held to maturity securities is $983 thousands based on quoted marked prices.

          Long-term loans are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amounts of the Group's long-term loans approximate their fair value.


          It was not practicable to estimate the fair value of the Company's investment in shares of a non-public company that are accounted for under the cost method because of the lack of a quoted market price and the inability to obtain a valuation of the company without incurring excessive costs. The carrying amount of this investment was $1,218 thousands as of December 2004 and 2003.

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

     H.   INVENTORIES

          Inventories are stated at the lower of cost or net realizable value. Cost is determined on the basis of first-in, first-out method for raw materials and packaging materials, and on the basis of production cost for work in process and finished goods.

          Inventory write-offs are provided to cover risks arising from excess inventories, discontinued products, slow-moving items or technological obsolescence and for market prices lower than cost.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     I.   OTHER INVESTMENTS

          Investment in non-marketable shares of a company in which the Group holds less than 20%, and in which the Group does not have the ability to exercise significant influence over operating and financial policies, is recorded at cost, net of impairment losses for declines in value if they are judged by the Company's management to be other than temporary. The factors the Company's management considers important for determining if impairment exists, include projected future results, significant changes in the overall business and significant negative industry or economic trends. As of December 31, 2004 no impairment indicators were identified.

          Investment in marketable held-to-maturity debt securities is recorded at cost plus accrued interest. The accrued interest is presented in other current assets. The securities mature in the years 2006-2007 and bear interest of 3.49%-7% per annum.

          As of December 31, 2004 gross unrealized losses amounted to $17 thousands.

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

     K.   REVENUE RECOGNITION

          Revenues from product sales, net of discounts are recognized when persuasive evidence of an agreement exists, delivery of the products has occurred, the fee is fixed or determinable, collectibility is probable and no significant obligations exists. The Group does not grant its customers right of return. The Group markets its products through its direct sales force and through distributors that are considered as final customers.

     L.   ALLOWANCE FOR WARRANTY

          The Company is obligated to provide a warranty for a period of one year. The Company estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time product revenue is recognized. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary (see note 12b).

     M.   RESEARCH AND DEVELOPMENT COSTS, NET

          Research and development costs, net of participations are charged to the statements of operations as incurred. The participations are recognized at the time the Company is entitled to such participations on the basis of the costs incurred and are presented as a deduction from research and development costs.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     N.   ADVERTISING EXPENSES

          Advertising expenses are charged to the statement of operations as incurred.

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

     Q.   USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Management believes that the estimates, judgments and assumptions upon which it relies, are reasonable based upon information available at the time that these estimates, judgments and assumptions were made. To the extent that there are material differences between these estimates and actual results, the financial statements may be affected.

     R.   BASIC AND DILUTED NET EARNING (LOSS) PER SHARE

          Net earnings (loss) per share is computed in accordance with Statement 55 of the Institute of Certified Public Accountants in Israel, based on the weighted average number of Ordinary shares and share equivalents outstanding during each period.

          The dilutive effect of options is included in the computation of basic net earnings per share only if their exercise is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise of the options, and the discounted present value of the future proceeds derived from the exercise of such options. The dilutive effect of options that were not included in the computation of basic earnings per share included in the computation of diluted net earnings per share unless the effect of such inclusion is anti-dilutive.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     S.   EMPLOYEE STOCK OPTIONS

          The Company applies APB-25 "Accounting for stock issued to employees" in its financial statements. Therefore, compensation expense for stock options granted is recognized if the exercise price of the option granted is lower than the market price of the Company's shares at the day of grant. Such compensation expenses are recognized over the options vesting period. Stock options to other than employees are accounted for according to SFAS 123 "Accounting for stock-based compensation" as interpreted by EITF 96-18 "Accounting for equity instruments that are issued to other than employees for acquiring or in conjunction with selling, goods or services".

     T.   IMPAIRMENT OF PROPERTY AND EQUIPMENT

          Accounting Standard No. 15, "Impairment of Assets" ("Standard No. 15"), prescribes the accounting treatment and disclosures required in the event of impairment of assets. Standard No. 15 applies to all assets recognized in the balance sheet other than inventories, deferred tax assets and financial assets (except investments in investees that are not subsidiaries). According to Standard No. 15, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset. Impairment is determined by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset's net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the impairment loss was recognized. As of December 31, 2004, no impairment indicators were identified.

     U.   CONCENTRATION OF CREDIT RISK

          Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

          The Group's cash and cash equivalents are invested in deposits in major Israeli banks. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

          Concentrations of credit risk with respect to trade receivables are limited due to the large number of entities comprising the Group's customer base. The Group performs ongoing credit evaluations of its debtors. In management's estimations, the allowance for doubtful debts adequately covers anticipated losses in respect of its accounts receivable credits risks.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     V. IMPLEMENTATION OF NEW ACCOUNTING STANDARDS AND THEIR EFFECTS ON THE FINANCIAL STATEMENTS

          In July 2004, the Israel Accounting Standards Board approved Accounting Standard No. 19, "Taxes on Income" ("the Standard"). The Standard prescribes the principles for recognition, measurement, presentation and disclosures of taxes on income in the financial statements.

          The major changes pursuant to the Standard compared to the principles presently applied are: recognition of deferred taxes for temporary differences which are created if the measurement currency for accounting is other than the measurement currency for tax purposes and recognition of deferred taxes for temporary differences relating to land.

          The Standard will apply to financial statements for periods beginning on or after January 1, 2005. The effects of the adoption of the Standard will be recognized by including the cumulative effect as of the beginning of the period in which the Standard is adopted in the statement of income.

          The Company believes that the new Standard will not have a material effect on its financial statements.


NOTE 3 - CASH AND CASH EQUIVALENTS

                              INTEREST RATE AT
                                ------------            ------------
                                DECEMBER 31,            DECEMBER 31,
                                ------------            ------------
                             2004        2003         2004       2003
                             ----        ----         ----       ----
                                     %           U.S. DOLLARS IN THOUSANDS
                          -----------------------    -----------------
CASH
Denominated in NIS                                   $  115     $   32
Denominated in U.S $                                    435         98

CASH EQUIVALENTS
Denominated in NIS             2.7    3.8  - 4.5        179        340
Denominated in Euro                   0.25 - 2            -        170
Denominated in U.S.$      1.45-1.9    0.8  - 0.83     1,897      1,090
                                                     ------     ------
                                                     $2,626     $1,730
                                                     ======     ======

NOTE 4 - TRADE RECEIVABLES, NET

                                                            DECEMBER 31,
                                                       --------------------
                                                        2004          2003
                                                       -------      -------
                                                     U.S. DOLLARS IN THOUSANDS
                                                       --------------------

Open accounts*                                         $ 3,218      $ 2,496
Less: allowance for doubtful accounts                      (48)         (51)
                                                       -------      -------
                                                       $ 3,170      $ 2,445
                                                       =======      =======

          *    See also Note 12a.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5 - INVENTORIES

                                            DECEMBER 31,
                                        -------------------
                                         2004         2003
                                        ------       ------
                                     U.S. DOLLARS IN THOUSANDS
                                        -------------------
Raw and packaging materials             $1,637       $1,110
Products in process                        828          510
Finished goods                             256          235
Advance payment for raw materials           63          126
                                        ------       ------
                                        $2,784       $1,981
                                        ======       ======


NOTE 6- INVESTMENT IN OTHER COMPANY

     Includes an investment in "Netzer Precision Motion Sensors Ltd." ("Netzer"), a start up company, the purpose of which is the development and production of motion sensors based on a proprietary technology.

     In July 2002 Netzer and Netzer's founder signed an agreement with a third party (that was amended in July 2003 and in July 2004), whereby the third party purchased from the founder ordinary shares in consideration for $150 thousand, and Netzer issued to the third party preferred shares, which constitute 33.8% of Netzer's issued and outstanding capital in consideration for U.S. $2,000 thousand.

     According to the agreement Netzer granted the third party a warrant to purchase preferred shares in consideration for $3,078 thousand, exercisable until February 28, 2005.

     In 2004, the third party exercised warrants to purchase shares in consideration for $1,600 thousand, increasing its share in Netzer to 46.2%. Accordingly, the Company's share in Netzer was diluted to 12.39%. The remaining warrants expired unexercised on February 28, 2005. The investment is recorded at cost.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 - PROPERTY AND EQUIPMENT

     a.   Composed as follows:

                                                   DECEMBER 31, 2004
                                      ---------------------------------------------
                                    BALANCE AT   ADDITIONS    DISPOSALS
                                   BEGINNING OF    DURING       DURING     BALANCE AT
                                       YEAR       THE YEAR     THE YEAR   END OF YEAR
                                      ------       ------       ------       ------
                                               U.S. DOLLARS IN THOUSANDS
                                      ---------------------------------------------
 COST
Computers and equipment               $2,245       $  117       $   13       $2,349
Office furniture and equipment           385            6            9          382
Vehicles                                 119            -           55           64
Leasehold improvements                   587            6            -          593
Advances on account of fixed
  assets                                   -           30            -           30
                                      ------       ------       ------       ------
                                       3,336          159           77        3,418
                                      ------       ------       ------       ------

ACCUMULATED DEPRECIATION
Computers and equipment                1,518          264            8        1,774
Office furniture and equipment           269           42            6          305
Vehicles                                  50           19           31           38
Leasehold improvements                   323           58            -          381
                                      ------       ------       ------       ------
                                      $2,160          383           45       $2,498
                                      ------       ------       ------       ------
Depreciated cost at end of year       $1,176                                 $  920
                                      ======                                 ======


          For Liens - see Note 9b.

NOTE 8 - ACCRUED SEVERANCE PAY, NET

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

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - ACCRUED SEVERANCE PAY, NET (CONT.)

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

          The Company's severance pay liability to its employees, based upon the number of years of service and the latest monthly salary, is mainly covered by payments of premiums to insurance companies for the purchase of insurance policies in the name of the employees. The accumulated amounts deposited with insurance companies of $499 thousand and $400 thousand as of December 31, 2004 and 2003, respectively, are not under the Company's control and therefore are not reflected in the financial statements.

          The liability for severance pay reflected in the balance sheets represents the liability not covered by payments of premiums to insurance companies as mentioned above.

     B.   The balances accrued and funded are as follows:


                               DECEMBER 31,
                            ------------------
                            2004          2003
                            -----        -----
                        U.S. DOLLARS IN THOUSANDS
                            ------------------
Accrued severance pay       $ 164        $ 154
Less - amount funded          (12)         (12)
                            -----        -----
                            $ 152        $ 142
                            =====        =====


     C. The annual severance pay expense in 2004, 2003 and 2002 was $174 thousand, $131 thousand, and $305 thousand, respectively.

     D. Tech 80, adopted a Savings Incentive Match Plan for Employees (SIMPLE) as of January 1, 2000. All employees are eligible to participate. The plan allows employees to contribute up to $8 thousand of eligible compensation and requires Company contributions as specified in the plan agreement. Company contributions to the plan for the years ended December 31, 2004, 2003 and 2002, were approximately $10 thousand, $8 thousand and $18 thousand, respectively.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - CONTINGENCIES, LIENS AND COMMITMENTS

     A.   CONTINGENCIES AND COMMITMENTS

          (1)  ROYALTY COMMITMENTS

               The Company partially financed its research and development expenditures under programs sponsored by the Office of the Chief Scientist in Israel ("OCS") for support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

               In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-3.5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount of 100% of the grant. The royalties are linked to the U.S. Dollar, and for grants received after January 1, 1999 also bear interest at the rate of the LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, payment of royalties is not required.

               As of December 31, 2004 and 2003, the cumulative amount of royalty-bearing grants received was $3,740 thousand and $3,512 thousand, respectively less royalties paid or accrued of $1,549 thousand and $1,205 thousand, respectively. (As to royalty expenses see Note 13b.)

               In 2004 the Company received letters from the OCS, claiming that the royalties for the years 2002 and 2003 should be computed on sales of all of the Company's products, and not only on sales of products that the Company claims that were developed with the OCS support. Accordingly, the OCS asked for additional royalties in the amount of approximately $820 thousand. Management believes, based on the opinion of its legal advisors, that the Company does not owe any additional royalties to the OCS. The Company believes that its computations are correct and discussions are held with the OCS in order to settle the matter. The Company did not record a provision in respect of the above amount.

               The Company is committed to pay royalties to the Fund for Encouragement of Marketing Abroad in consideration for the financial support received from the Fund for the encouragement of the Company's exports. The royalties are payable at the rate of 4% of the increase in exports in future years as compared to the base year. The amount of the commitment is limited to the amount of the Fund's participation in the amount of $270 thousand, less royalties paid and accrued of $20 thousand. In 2003 the Fund for Encouragement of Marketing Abroad was officially closed by the Israeli government.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - CONTINGENCIES, LIENS AND COMMITMENTS (CONT.)

          A.   CONTINGENCIES AND COMMITMENTS (CONT.)

               (2)  LEASE COMMITMENTS

                    Rental and operating expenses in 2004, 2003 and 2002 amounted to $154 thousand, $254 thousand and $237 thousand, respectively.

                    Effective December 1997, the Company entered into a lease agreement, for the period March 1, 1998 through January 31, 2008, for its premises in Migdal Ha'Emek. The rental payments are payable in NIS and are linked to the CPI. To secure the above rental payments, the Company established a bank guarantee at the amount of $32 thousands, in favor of its landlord.

                    In 2003, the Company's subsidiary, Tech80, moved to a new facility and signed a noncancellable operating lease ("New Lease"), which expires in December 2008. Tech80 provided the lessor of the New Lease, a $75 thousand standby letter of credit. The letter of credit will be reduced to $50 thousand in 2006, to $25 thousand in 2007, and will terminate in 2008.

                    Tech 80 has a noncancellable operating lease ("Old Lease") for its former facilities which will expire in December 2005. In 2003, Tech80 entered into a sublease agreement for the remaining term of the Old Lease. Tech80 recorded a loss of $114 thousand (using 8% discount rate), on the sublease arrangement for the total rental payments of $220 thousand to be made on the Old Lease in excess of the $96 thousand sublease income to be received.

                    In addition to the rent, the Company and Tech-80 each pay for annual operating expenses of the premises in accordance with each respective company's lease agreement. The operating expenses include taxes, maintenance costs and repairs.

                    The Company also leases vehicles for the use of its employees under operating lease agreements.

                    Future minimum lease payments (not including linkage to the CPI) on the leases of the Company and the subsidiary, assuming the sublease payments are not made on Tech 80's Old Lease, are as follows, for the years ending December 31 (dollars in thousands):


                                                  RENTAL LEASES   VEHICLE LEASES
                                                  -------------   --------------
                     2005                              $152            $108
                     2006                               113              77
                     2007                               113              31
                     2008                                53               -
                                                       ----            ----
                                                       $431            $216
                                                       ====            ====


                    The sublease payments on Tech80's Old Lease will be $48 thousand in 2005.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - CONTINGENCIES, LIENS AND COMMITMENTS (CONT.)

     A.   CONTINGENCIES AND COMMITMENTS (CONT.)

          (3) In December 1988, the Company granted a license to a third party in Israel to manufacture control boards based upon a technology developed by the Company, in consideration for royalty payments for each unit manufactured by the third party. The royalty payments were computed at 20% of the agreed-upon selling price of such control boards at the time the agreement was signed. In June, 2004, the Company and the third party agreed to terminate the royalties contract, effective June 2004.

          (4) In December 2001, a former senior employee filed a claim against the Company demanding payment in respect of the exercise of stock options to purchase Company shares and other salary related items. The total amount of the claim is in the amount of $357 thousand.

               In 2003, two former employees filed a claim against the Company demanding payments in the amount of $53 thousand, in respect of the exercise of stock options to purchase Company shares.

               Management believes, based on the opinion of its legal advisors, that chances of an outcome in favor of the plaintiffs are remote. Accordingly, the Company did not record a provision in respect of the above claims.

          (5) In 2003 the Company filed a $292 thousand product liability claim against a vendor who produced and sold to the Company faulty boards in a previous year. The vendor's insurance company was also named in the suit. In March 2004, the Company's management agreed to a settlement offer from the insurance company in the amount of $220 thousand. The total amount received in 2004, net of legal expenses, was $182 thousand and was recorded as a separate line item in operating expenses.


     B.   LIENS

          To secure Tech 80's note payable to a bank, the Company registered a fixed charge in an unlimited amount on the unpaid share capital and goodwill and a floating charge on its plant and all of its remaining assets. The note and the related agreement required the subsidiary and the Company to maintain certain financial ratios. In September 2004, the Company repaid the balance of the note payable, and the charges were withdrawn by the bank.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10 - SHAREHOLDERS' EQUITY

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

          1) On February 1, 2000, the Company and its subsidiary ACS 1998 - Motion Control Ltd. Signed an agreement with a third party according to which the third party purchased 96,200 ordinary shares held in treasury for $5 per share (the market price at the date of closing).

          2) In 2000, the Company purchased 24,800 of its own ordinary shares in consideration for $196 thousand.

          3) In order to comply with a requirement set forth by the Investment Center, (see note 11.a.3), in connection with the approved investment plan, the Company issued additional shares as follows:

               a. In January 2001, the Company issued 1 Ordinary share to a subsidiary for the consideration of $150 thousand included in treasury stock.

               b. In December 2003, the Company issued 1 Ordinary share to a trustee to be held in trust on behalf of the Company and the Company's shareholders, for the amount of $280 thousand, which was converted from accumulated earnings to share premium.

     B.   OPTION PLANS

          (1)  THE ACS 1997 STOCK OPTION PLAN

               In 1997, the Company adopted the ACS 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan authorizes the issuance of options to employees, shareholders and related parties to purchase an aggregate of up to 285,000 Ordinary Shares. The options are subject to certain adjustments for recapitalizations, stock-splits and similar transactions. The 1997 Plan is administered by the Option Committee appointed by the Board of Directors. Options granted under the 1997 Plan are with an exercise price of $5.

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

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10 - SHAREHOLDERS' EQUITY (CONT.)

     B.   OPTION PLANS (CONT.)

          (2)  THE ACS 1998 STOCK OPTION PLAN

               In October 1998, the Company adopted the ACS 1998 Stock Option Plan (The "1998 Plan").

               The 1998 Plan authorizes the issuance of options to employees and directors to purchase an aggregate of up to 300,000 Ordinary Shares. The options are subject to certain adjustments for recapitalizations, stock-splits and similar transactions.

               Exercise price is determined as follows:


               a) As long as the market price of the shares on the date the option is granted is less than $5.88, the purchase price of each share shall not be less than 100% of the market price.

               b) When the market price of the shares in the date of grant is more than $5.87, the purchase price of each share shall not be less than 85% of the market price of such shares.

          (3)  THE ACS 2001 STOCK OPTION PLAN

               In January 2001, the Company adopted the ACS-Tech80 Ltd. 2001 Stock Option Plan (The "2001 Plan"). The 2001 Plan as amended and approved by the Company's shareholders meeting held in January 2004, authorized the issuance of options to employees, directors and consultants to purchase an aggregate of up to 500,000 ordinary shares. Options granted under the 2001 Plan to U.S. residents might include Non- statutory Options as well as Incentive Stock options ("ISOs") intended to qualify under
               Section 422 of the U.S. Internal Revenue Code. The options are subject to certain adjustments for recapitalizations, stock-splits and similar transactions.

               The exercise price of an ISO shall not be less than 100% of the fair market value of a share on the date of the grant, and in certain circumstances a higher percentage may be required by applicable law. The exercise price of any other type of option to purchase newly issued shares shall not be less than 85% of the fair market value of a share on the date of the grant.

          All the option plans expire 10 years following the date on which they become effective. The 1997, 1998 and 2001 option plans will expire in 2007, 2008 and 2010, respectively. Each option granted under the plans is exercisable until the earlier of the expiration date of the respective option plan or until the expiration date determined in the specific grant.

          Any options, which are canceled or forfeited before expiration, become available for future grants.

     C.   THE OUTSTANDING STOCK OPTIONS ARE AS FOLLOWS:

                                                                             DECEMBER 31,
                                       ----------------------------------------------------------------------------------------
                                                         2004                                           2003
                                       ----------------------------------------        ----------------------------------------
                                      2001 PLAN       1998 PLAN       1997 PLAN       2001 PLAN       1998 PLAN       1997 PLAN
                                       --------        --------        --------        --------        --------        --------
Number of options authorized
 for grant                              500,000         300,000         285,000         300,000         300,000         285,000
Number of options granted in
 previous years                        (299,184)       (419,770)       (254,000)       (243,250)       (419,770)       (254,000)
Number of options granted during
 year*                                  (56,500)              -         (70,000)        (55,934)              -               -
Accumulated number of options
 forfeited*                              23,370         277,804         170,000          16,450         275,304         170,000
                                       --------        --------        --------        --------        --------        --------

Balance of options authorized
 for grant                              167,686         158,034         131,000          17,266         155,534         201,000
                                       ========        ========        ========        ========        ========        ========

          * In November 2003 the 2001 plan was updated as per the provisions of Section 102 to the Israeli Tax Code which was amended following the tax reform effective January 1, 2003. In December 2003, 13,934 options from the 1998 plan, and 137,157 from the 2001 plan were cancelled and re-granted on identical terms, under the amended 2001 plan, allowing the optionees to pay a reduced tax rate of 25% upon exercise of the options.

               For all grants, since the quoted market price of the Company's shares at the day of grant was equal or was less than the exercise price of the options granted, no compensation expenses were recognized by the Company.

     D.   THE OUTSTANDING STOCK OPTIONS ARE AS FOLLOWS:

          The weighted average fair values of options granted during the years ended December 31, 2004, 2003 and 2002 were:


                                          FOR EXERCISE PRICE ON THE GRANT DATE
                                               THAT EQUALS MARKET PRICE
                                            -----------------------------
                                            2004        2003         2002
                                            ----        ----         ----

Weighted average fair values on grant
date                                        $4.87       $1.57       $0.73

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10 - SHAREHOLDERS' EQUITY (CONT.)

     D.   THE OUTSTANDING STOCK OPTIONS ARE AS FOLLOWS (CONT.):

          The following table summarizes information about options outstanding and exercisable as of December 31, 2004:


                  Options       Weighted                   Options
                outstanding     average       Weighted   exercisable     Weighted average
   Range of        as of       remaining      average      as of          exercise price
exercise price  December 31,  contractual     exercise   December 31,      of options
   (U.S.$)         2004      life (months)     price        2004           exercisable
   -------        -------       -------       -------     -------           -------
$1.63-$2.89        87,895          58.8       $  2.14      43,395           $  2.46
$3.50-$4.84       167,660          50.6       $  4.34     131,660           $  4.35
$5.08-$7.00       109,080         101.6       $  6.28      82,040           $  6.39
$7.26-$9.79        22,000          70.1       $  7.90       3,500           $  7.37
                  -------       -------       -------     -------           -------
                  386,635          68.0       $  4.59     260,595           $  4.72
                  =======       =======       =======     =======           =======


     E.   STOCK OPTION ACTIVITY DURING THE PERIODS INDICATED IS AS FOLLOWS:


                                     NUMBER OF   WEIGHTED-AVERAGE
                                      OPTIONS     EXERCISE PRICE
                                      --------        -----
                                                      U.S.$
                                                      -----
Balance as of January 1, 2002          495,837        $4.27
       Granted                         273,250         2.23
       Forfeited                      (179,622)        4.18
                                      --------        -----
Balance as of January 1, 2003          589,465         3.37
     Granted                            42,000         3.50
     Exercised                          (1,750)        2.25
     Forfeited                        (120,265)        3.71
                                      --------        -----
Balance as of December 31, 2003        509,450         3.31
     Granted                           126,500         3.52
     Exercised                        (279,895)        3.12
     Forfeited                          (9,420)        3.48
                                      --------        -----
Balance as of December 31, 2004        386,635        $4.59
                                      ========        =====


NOTE 11 - TAXES ON INCOME

     A.   TAX LAWS APPLICABLE TO THE COMPANY:

          (1)  MEASUREMENT OF TAXABLE INCOME:

               Under the Income Tax (Inflationary Adjustments) Law, 1985 ("the Israeli law"), results for tax purposes of the Company are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI").

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - TAXES ON INCOME (CONT.)

     A.   TAX LAWS APPLICABLE TO THE COMPANY (CONT.):

          (2)  TAX RATES APPLICABLE TO THE INCOME OF THE GROUP:

               1.   Company in Israel

                    Until December 31, 2003, the regular tax rate applicable to income of companies in Israel (which are not entitled to benefits due to "approved enterprise", as described below) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament), which determines, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 32% and 2007 and thereafter 30%. Tax at a reduced rate of 25% will apply on capital gains accrued after January 1, 2003, instead of the regular tax rate. In case of sale of properties purchased before the adoption of the reform law, the reduced tax rate will apply only to the portion of the profit which accrued after the adoption of the law, as computed according to the law.

               2.   Subsidiary in the U.S.

                    Taxes are based on the laws in the U.S. and the states in which Tech-80 operates.

          (3) TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959


               A major part of the Company's production facilities have been granted "Approved Enterprise" status under the above law. As to the first investment plan of the "Approved Enterprise" - which commenced in 1991 and in respect of which the Company received state-guaranteed loans - income derived from the part of the Approved Enterprise is tax exempt for a period of ten years, commencing the first year it generates taxable income. The period of benefit for the first investment plan granted "Approved Enterprise" status expired in 2003. Income from the second and third Approved Enterprises (approved in 1996 and 2000 respectively) are also tax exempt for ten years commencing the first year each "Approved Enterprise" generates taxable income. The period of benefits of the second and third investment plans granted "Approved Enterprise" status will expire in 2006 and 2009 respectively.

               In February 2002, the Company submitted a new investment plan to the Investment Center under the Law for Encouragement of Capital Investments, 1959. The investment plan was approved by the Investment Center in January of 2004. The period of benefits of the investment plans that were granted "Approved Enterprise" status started in the year 2003 and will expire in 2012.

               Dividends paid out of income derived from the Approved Enterprise are subject to withholding tax at the rate of 15%. The Company has decided not to declare dividends out of such tax-exempt - income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - TAXES ON INCOME (CONT.)

     A.   TAX LAWS APPLICABLE TO THE COMPANY (CONT.):

          (3) TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

               If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such income as if the Company had not elected the alternative tax benefits (currently 25%).

               The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the law, regulations published there under and the terms of approval for the specific investment in the "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits previously received, in whole or in part, with the addition of linkage differences and interest. Up to the date of the issuance of these financial statements, the Company believes it has complied with these conditions.

               Income not eligible for "Approved Enterprise" benefits mentioned above is taxed at the regular tax rates applicable for the respective years.

          (4) MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 ("INFLATIONARY ADJUSTMENT LAW")

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

     B.   DEFERRED INCOME TAXES

          (1) Deferred tax assets reflect the effect of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The principal component relates to loss carryforwards. Realization of deferred tax assets is contingent on future taxable earnings. A valuation allowance has been provided for the portion of those deferred tax assets, which more likely that not that would not be realized in the foreseeable future.

          (2) Deferred taxes have not been provided for the tax exempt income relating to the Company's "Approved Enterprises", since the Company intends to permanently reinvest such tax exempt income and not distribute it as a dividend.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - TAXES ON INCOME (CONT.)

     B.   DEFERRED INCOME TAXES (CONT.)

          (3) Significant components of the Company's net deferred tax assets as of December 31, 2004 are as follows:

                                           DECEMBER 31, 2004
                                     ------------------------------
                                    CURRENT   NON-CURRENT      TOTAL
                                     -----       -----        -----
                                       U.S. DOLLARS IN THOUSANDS
                                     ------------------------------

DEFERRED TAX ASSETS:
 Accrued severance pay, net          $   -       $   7        $   7
 Carryforward losses and other
 temporary differences                 128         478          606
                                     -----       -----        -----
                                       128         485          613
Valuation allowance                      -        (343)        (343)
                                     -----       -----        -----

 Net deferred tax assets             $ 128       $ 142        $ 270
                                     =====       =====        =====

 Domestic                            $  33       $   8        $  41
 Foreign                                95         134          229
                                     -----       -----        -----
                                     $ 128       $ 142        $ 270
                                     =====       =====        =====

               Significant components of the Company's net deferred tax assets as of December 31, 2003 are as follows:


                                           DECEMBER 31, 2003
                                     ------------------------------
                                    CURRENT    NON-CURRENT      TOTAL
                                     -----       -----        -----
                                        U.S. DOLLARS IN THOUSANDS
                                     ------------------------------
DEFERRED TAX ASSETS:
 Accrued severance pay, net          $   -       $  22        $  22
 Carryforward losses and other
   temporary differences               113        *564          677
                                     -----       -----        -----

                                       113         586          699
 Valuation allowance                     -        (341)        (341)
                                     -----       -----        -----
 Net deferred tax assets             $ 113       $ 245        $ 358
                                     =====       =====        =====

               The valuation allowance as for December 31, 2004 and 2003 relates to capital loss and tax loss carryforwards in Tech80 as it is more likely than not that they would not be realized in the foreseeable future. Tech80 has available carry forward tax losses of approximately $ 377 thousand at December 31, 2004, which expire in 2022.

               The federal net operating loss carry back rules in the U.S. were changed during 2002. As a result Tech80 received refunds of U.S.$ 520 thousand in 2002.

               Utilization of U.S net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - TAXES ON INCOME (CONT.)

     C. INCOME TAXES (TAX BENEFIT) IN THE STATEMENTS OF OPERATIONS CONSIST OF THE FOLLOWING:

                   YEAR ENDED DECEMBER 31,
               ------------------------------
               2004         2003         2002
               -----       -----        -----
                  U.S. DOLLARS IN THOUSANDS
               ------------------------------

Current        $ 147       $  14        $(541)
Deferred          88           5          238
               -----       -----        -----
               $ 235       $  19        $(303)
               =====       =====        =====


     D.   RECONCILIATION OF THE THEORETICAL TAX EXPENSE TO THE ACTUAL TAX
          EXPENSE

          The reconciliation of the corporate theoretical tax expense assuming all income is taxed at the statutory rate, applicable to corporate tax in Israel, to the actual tax expense, is as follows:


                                                          YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------
                                                    2004             2003            2002
                                                   -------         -------         -------
                                                          U.S. DOLLARS IN THOUSANDS
                                                   ---------------------------------------
Income (loss) before taxes on income as
reported                                           $ 2,488         $   841         $  (504)
Tax rate                                                35%             36%             36%
                                                   -------         -------         -------
Theoretical income tax (tax benefit)                   871             303            (181)

INCREASE (DECREASE) IN TAXES RESULTING FROM:
Permanent differences, net                             (44)             12              (4)
"Approved Enterprise" benefits                        (562)           (275)            (99)
Other adjustments                                      (30)            (21)            (19)
                                                   -------         -------         -------
Income taxes (tax benefit)                         $   235         $    19         $  (303)
                                                   =======         =======         =======

Taxes on income of the
   Company                                         $    60         $   (18)        $    21
Taxes on income of
   subsidiaries                                        175              37            (324)
                                                   -------         -------         -------

                                                   $   235         $    19         $  (303)
                                                   =======         =======         =======

     E.   TAX ASSESSMENTS

          The Company received final tax assessments through tax year 1999.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION

     A.   TRADE RECEIVABLES AND OTHER ACCOUNTS RECEIVABLES

          (1) Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, bank deposits and trade receivable. These concentrations of credit risk within geographical markets may be similarly affected by changes in economic or other conditions, and may, accordingly, impact the Company's overall credit risk. The Company does not maintain credit risk insurance on sales.

               Trade receivables classified by geographical markets are as follows:


                                                  DECEMBER 31,
                                              -------------------
                                               2004         2003
                                              ------       ------
                                           U.S. DOLLARS IN THOUSANDS
                                              -------------------

United States                                 $  407       $  677
Europe                                           945          643
Israel                                         1,781        1,090
Far East                                          20           25
Canada                                            17           10
                                              ------       ------
                                              $3,170       $2,445
                                              ======       ======

Trade receivable - are net of allowance
for doubtful accounts in an amount of         $   48       $   51
                                              ======       ======

          (2)  Other accounts receivable:


                                  DECEMBER 31,
                               ------------------
                               2004          2003
                               ----          ----
                            U.S. DOLLARS IN THOUSANDS
                               ------------------

Grants receivable *            $103          $101
Deferred income taxes           128           113
Prepaid expenses                 33            29
Advances to vendors              77            78
Others                           35            27
                               ----          ----
                               $376          $348
                               ====          ====



          * Consists of the Government of Israel Office of the Chief Scientist and the Government of Israel Fund for the Development of Human Capital.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12 - SUPPLEMENTARY BALANCE SHEET INFORMATION (CONT.)

     B.   ACCOUNTS PAYABLE AND ACCRUALS

                                                DECEMBER 31,
                                            -------------------
                                             2004         2003
                                            ------       ------
                                         U.S. DOLLARS IN THOUSANDS
                                            -------------------

Payroll and related expenses                $  363       $  207
Provision for vacation pay                     119           81
Governmental Institutions                      444          200
Accrued expenses                               181          195
Provision for warranty (1)                      45           48
Due to former subsidiary shareholders           62           62
Other                                           15          108
                                            ------       ------
                                            $1,229       $  901
                                            ======       ======

          (1)  Provision for warranty

               The following table reconciles the changes to the provision for warranty for the years indicated:

                 BALANCE AT
                  BEGINNING  WARRANTY   WARRANTIES  BALANCE AT
                   OF YEAR    USAGE      EXPENSED   END OF YEAR
                    ----       ----        ----       ----
                           U.S. DOLLARS IN THOUSANDS
                    --------------------------------------

Year  2004          $ 48       $(27)       $ 24       $ 45
                    ====       ====        ====       ====
Year  2003          $ 55       $(22)       $ 15       $ 48
                    ====       ====        ====       ====
Year  2002          $ 58       $(18)       $ 15       $ 55
                    ====       ====        ====       ====


NOTE 13 - SELECTED STATEMENT OF OPERATIONS DATA

     A.   REVENUES

                                                    YEAR ENDED DECEMBER 31,
                                              -----------------------------------
                                               2004           2003          2002
                                              -------       -------       -------
                                                   U.S. DOLLARS IN THOUSANDS
                                              -----------------------------------
(1) Sales classified by
     Geographical destination (based on
    costumers location):
      United States                           $ 3,504       $ 2,820       $ 2,577
      Holland                                   4,770         2,461           847
      Europe (other countries)                    896         1,111         1,032
      Israel                                    4,824         2,594         3,091
      Far East                                    301           167           299
      Canada                                       76            48            57
      Other                                         5             4             4
                                              -------       -------       -------
                                              $14,376       $ 9,205       $ 7,907
                                              =======       =======       =======

(2) Including sales to major customers
     (exceeding 10% of sales each):
      Customer A                              $ 3,406       $ 1,656       $   428
                                              =======       =======       =======
      Customer B                              $ 2,440       $ 1,416       $ 1,053
                                              =======       =======       =======
      Customer C                              $ 1,566       $ 1,263       $   711
                                              =======       =======       =======
      Customer D                              $   851       $   400       $   786
                                              =======       =======       =======
      Customer E                              $   673       $   370       $   876
                                              =======       =======       =======

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - SELECTED STATEMENT OF OPERATIONS DATA (CONT.)

     B.   COST OF REVENUES

                                                 YEAR ENDED DECEMBER 31,
                                          ------------------------------------
                                           2004            2003          2002
                                          -------        -------       -------
                                               U.S. DOLLARS IN THOUSANDS
                                          ------------------------------------

Materials and components consumed         $ 2,517        $ 1,558       $*1,892
Payroll and related expenses                  674            608           478
Subcontractors                              4,140          1,800           486
Depreciation                                   94            107           127
Maintenance and rent                          172            145           129
Royalties to OCS                              344            187           135
                                          -------        -------       -------
Total production costs                      7,941          4,405         3,247
Decrease (increase) in inventory of
  products in process                        (318)             2           539
Decrease (increase) in inventory of
  finished goods                              (21)           141          *259
                                          -------        -------       -------
                                          $ 7,602        $ 4,548       $ 4,045
                                          =======        =======       =======



          * Including write off of inventories in the amount of U.S. $ 466 thousand.

     C.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, NET

                                                   YEAR ENDED DECEMBER 31,
                                              --------------------------------
                                               2004         2003         2002
                                              ------       ------       ------
                                                  U.S. DOLLARS IN THOUSANDS
                                              --------------------------------
SELLING **                                    $1,324       $1,068       $1,046
                                              ------       ------       ------
GENERAL AND ADMINISTRATIVE EXPENSES:
Payroll and related expenses                     870          834        1,228
Office maintenance                               151          247          202
Professional services                            271          214          171
Depreciation and amortization                     95          105          213
Loss on sublease                                   -          114            -
Other                                            290          219          151
                                              ------       ------       ------
                                               1,677        1,733        1,965
                                              ------       ------       ------

                                              $3,001       $2,801       $3,011
                                              ======       ======       ======

**  Net of participation in expenses by
      the Government of Israel Fund
      for the Encouragement of Exports        $    -       $    -       $   17
                                              ======       ======       ======

     D.   FINANCING EXPENSES, NET

                                               YEAR ENDED DECEMBER 31,
                                           -------------------------------
                                           2004          2003         2002
                                           -----        -----        -----
                                             U.S. DOLLARS IN THOUSANDS
                                           -------------------------------
Interest on short-term bank deposits       $  21        $  24        $  38
Interest on long-term loans                  (31)        (107)        (182)
Other financing income (expenses)
  including foreign exchange
  transaction gains (losses),  net           (16)          62          (10)
                                           -----        -----        -----
                                           $ (26)       $ (21)       $(154)
                                           =====        =====        =====


     E.   OTHER INCOME (EXPENSES)


                             YEAR ENDED DECEMBER 31,
                          ----------------------------
                          2004        2003        2002
                          ----        ----        ----
                           U.S. DOLLARS IN THOUSANDS
                          ----------------------------
Capital gain (loss)       $(20)       $ (9)       $  1
Other                        -           -           3
                          ----        ----        ----
                          $(20)       $ (9)       $  4
                          ====        ====        ====


     F.   BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

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


                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                               2004           2003           2002
                                                              -------        -------       -------
                                                                   U.S. DOLLARS IN THOUSANDS
                                                              ------------------------------------
a)  Net income (loss)

   Net income (loss) as reported in the
        statements of operations                              $ 2,253        $   822       $  (201)
   Add (deduct) imputed financial income (expense)
    in respect of options which, based on the year end
    closing quoted market price of the shares,
    would be exercised                                            (13)             8             -
                                                              -------        -------       -------
   Net income (loss) for the calculation of the basic
   earning (loss) per share                                     2,240            830          (201)
   Add (deduct) imputed financial income (expense)
   in respect of options which, based on the year end
   closing quoted market price of the shares,
   would not be exercised                                         (22)            23             -
                                                              -------        -------       -------
   Net income (loss) for the calculation of the diluted
     earning (loss) per share                                 $ 2,218        $   853       $  (201)
                                                              =======        =======       =======

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - SELECTED STATEMENT OF OPERATIONS DATA (CONT.)

     F.   BASIC AND DILUTED EARNINGS (LOSS) PER SHARE

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                2004         2003        2002
                                                                -----       -----       -----
                                                                NUMBER OF SHARES IN THOUSANDS
                                                                -----------------------------
b)  Weighted number of ordinary shares and
      ordinary shares equivalents outstanding
      (in thousands)

     Opening balance                                            3,077       2,797       2,795
     Add - weighted average number of shares capital
      considered as issued and outstanding in respect
      of options which, based on the year end closing
        quoted market price of the shares, would
        be exercised                                              133         168           -
                                                                -----       -----       -----
     For the calculation of the basic earning (loss)
        per share                                               3,210       2,965       2,795

     Add -
      Outstanding options which, based on the year end
      closing quoted market price of the share, would not
        be exercised                                              173         304           -
                                                                -----       -----       -----
     For the calculation of the diluted earning (loss)
      per share                                                 3,383       3,269       2,795
                                                                =====       =====       =====

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

     A. The Company conducts transactions in the ordinary course of business with related parties including affiliated companies and shareholders thereof.

     B. Transactions and balances with related parties in the ordinary course of business:

                                                              YEAR ENDED DECEMBER 31,
                                                             --------------------------
                                                             2004       2003       2002
                                                             ----       ----       ----
                                                              U.S. DOLLARS IN THOUSANDS
                                                             --------------------------

Sales to a related party                                     $  9       $ 17       $  -
                                                             ====       ====       ====

Compensation to related parties (1)                          $661       $615       $810
                                                             ====       ====       ====
Management fee paid by a related party to a subsidiary
for office and marketing services included as a
reduction of general and administrative expenses             $ 41       $ 22       $  -
                                                             ====       ====       ====

Payments to  related parties (for property and
   equipment and various expenses)                           $ 14       $ 76       $ 92
                                                             ====       ====       ====

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

     B. Transactions and balances with related parties in the ordinary course of business (cont.):


                                                    DECEMBER 31,
                                                    ------------
                                                   2004      2003
                                                   ----      ----
                                              U.S. DOLLARS IN THOUSANDS
                                              -------------------------

Open receivable balance with a related party       $ 2       $17
                                                   ===       ===


          (1) Including $366 thousand for the year ended December 31, 2004 paid as management fee to a private company controlled by a related party.

               As to employment agreements with related parties mentioned above, see Note 14c below.

               As to indemnification agreements with related parties, see Note 14d below.

     C.   EMPLOYMENT AGREEMENTS WITH RELATED PARTIES

          In January 2003 the Company entered into a Management Agreement with a private company owned and controlled by a related party, whereby the private company provided management services, all of which were provided on behalf of the private company by the related party. The Management services consisted of the performance of the function of Chief Executive Officer of the Company. The term of the Management Agreement commenced on January 1, 2003 for a period of five 5 years thereafter. In November 2004 a new Employment Agreement was entered into between the Company and the related party, whereby the related party will be employed by the Company for a period commencing on January 1, 2005 and ending on December 31, 2009, in the capacity of President, Chief Executive Officer, Chief Financial Officer, and President and Chairman of the Board of ACS-Tech80 Inc., the Company's wholly owned subsidiary in the USA. This Agreement terminates and replaces the Aforementioned Management Agreement and the related party shall not be entitled to any further compensation under the Management Agreement, for services covered by the new Employment Agreement. The related party is obligated, in the case of the termination of this Employment Agreement, to provide technical support to the Company for a period of two years after the date of termination of this Employment Agreement for which he will receive a monthly salary, in dollars, equal to his last monthly total salary and all other fringe benefits to which he will be entitled prior to the termination. The Employment Agreement was approved by the Company's annual shareholders meeting.

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

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

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

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - SEGMENTS

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

          A.   OPERATING SEGMENTS

                                               DECEMBER 31, 2004
                                -----------------------------------------------
                                ISRAEL        U.S.A        EUROPE        TOTAL
                                --------     --------     --------     --------
                                            U.S. DOLLARS IN THOUSANDS
                                -----------------------------------------------
Sales to external customers     $ 10,619     $  3,626     $    131     $ 14,376
Inter-segment sales                1,590            -            -        1,590
                                --------     --------     --------     --------
Segments total net sales          12,209        3,626          131       15,966

Depreciation of property and
  equipment                          309           59           10          378

Interest income                      163            1            2          166

Interest expenses                     28          164            1          193

Tax income (expenses)                (62)        (132)         (43)        (237)
Operating income (loss)            2,232          432          (14)       2,650
Net income (loss)of
reportable segments                2,151          138           78        2,367
Total segment assets              10,902        2,052           62       13,016
Fixed assets                         817           77            -          894
Expenditures for fixed
   assets                       $    149     $      8     $      2     $    159


                                               DECEMBER 31, 2003                                  DECEMBER 31, 2002
                                ----------------------------------------------     ------------------------------------------
                                 ISRAEL      U.S.A        EUROPE       TOTAL        ISRAEL       U.S.A        EUROPE        TOTAL
                                --------    --------     --------     --------     --------     --------     --------     --------
                                                                   U.S. DOLLARS IN THOUSANDS
                                ---------------------------------------------------------------------------------------------
Sales to external customers     $  4,870    $  2,671     $  1,664     $  9,205     $  4,874     $  2,537     $    496     $  7,907
Inter-segment sales                2,205           -            -        2,205          931            5            -          936
                                --------    --------     --------     --------     --------     --------     --------     --------
Segments total net sales           7,075       2,671        1,664       11,410        5,805        2,542          496        8,843

Depreciation of property and
  equipment                          332          66           11          409          351           72            9          432

Interest income                      541          13           59          613           33            5           42           80

Interest expenses                      8         625            1          634           52          181            1          234

Tax income (expenses)                 16         (23)         (14)         (21)         (23)         269           57          303
Operating income (loss)              725         173          (35)         863          337         (597)        (127)        (387)
Net income (loss)of
reportable segments                1,270        (467)          17          820          299         (501)         (32)        (234)
Total segment assets               7,494       1,825          492        9,811        7,213        2,013          278        9,504
Fixed assets                         987         128           28        1,143        1,314          211           40        1,565
Expenditures for fixed
   assets                       $     31    $     21     $      1     $     53     $    103     $      7     $     35     $    145

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - SEGMENTS (CONT.)

     A reconciliation of the totals reported for the geographic segments to the applicable items in the consolidated financial statements is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                        2004            2003            2002
                                                      --------        --------        --------
                                                                 U.S.$ IN THOUSANDS
                                                      ----------------------------------------
OPERATING INCOME (LOSS)
Operating  income (loss) of reportable segments       $  2,650        $    863        $   (387)
Inter-segments gain                                       (116)              8              33
                                                      --------        --------        --------
Total consolidated operating income (loss)            $  2,534        $    871        $   (354)
                                                      ========        ========        ========


                                                               YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                        2004            2003            2002
                                                      --------        --------        --------
                                                                 U.S.$ IN THOUSANDS
                                                      ----------------------------------------
NET INCOME (LOSS)
xNet income (loss) of reportable segments              $ 2,367        $    820        $   (234)
Inter-segments gain                                       (114)              2              33
                                                      --------        --------        --------
Total consolidated net  income (loss)                 $  2,253        $    822        $   (201)
                                                      ========        ========        ========


                                                               YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                        2004            2003            2002
                                                      --------        --------        --------
                                                                 U.S.$ IN THOUSANDS
                                                      ----------------------------------------
ASSETS
Total assets for reportable segments                  $ 13,016        $  9,811        $  9,504
Investment in other company                              1,218           1,218           1,218
Inter-segments gain (loss)                                (114)              2             (33)
Inter-segments assets                                   (1,779)           (763)           (808)
                                                      --------        --------        --------
Total consolidated assets                             $ 12,341        $ 10,268        $  9,881
                                                      ========        ========        ========


     B. Information about sales that are attributed to geographic areas based on the location of the customers - see Note 13a(1).

     C. In Management's opinion, the Company's business activity constitutes one product line.

     D.   Information regarding significant customers is presented in Note
          13a(2).

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA

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

          EFFECT ON BALANCE SHEET ITEMS


                                DECEMBER 31, 2004                    DECEMBER 31, 2003
                         ------------------------------        ------------------------------
                                                  AS PER                                AS PER
                     AS REPORTED   ADJUSTMENT    U.S. GAAP  AS REPORTED  ADJUSTMENT   U.S. GAAP
                         ----         ----         ----        ----         ----         ----
                                              U.S. DOLLARS IN THOUSANDS
                         --------------------------------------------------------------------
Severance pay fund          -        $ 511        $ 511           -        $ 412        $ 412
                         ====        =====        =====        ====        =====        =====

Accrued
severance pay            (152)        (511)        (663)       (238)        (412)        (650)
                         ====        =====        =====        ====        =====        =====

     (A)  LIABILITY FOR SEVERANCE PAY

          Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability. The net amount of the liability and the amounts so funded are disclosed in Notes 8 and 12b. Under U.S. GAAP, the severance pay liability is included in the balance sheets at the full amount of the liability and the total amounts funded should be presented as long-term investments.

     (B)  EARNINGS PER SHARE

          Under Israeli GAAP, the dilutive effect of options is included in the computation of basic earnings per share if the exercise is considered to be probable, based on the relationship between the market price of the shares stemming from the exercise of the options and the discounted present value of the future proceeds derived from the exercise of the options.

          Under U.S. GAAP the Company applies SFAS 128 "Earnings per share"
          (EPS). Based on the guidelines set forth in this standard, the basic EPS shall be computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.

          For U.S. GAAP reconciliation purposes the dilutive effect of issued options is computed by application of the "treasury stock" method. Anti-dilutive common stock equivalents are not included in the computation of diluted earning per share.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

     (B)  EARNINGS PER SHARE (CONT.)

          The following summarizes information related to the computation of the basic and diluted EPS:


                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                        -----------------------------------
                                                         2004           2003         2002
                                                        -------       -------       -------
                                                              U.S. DOLLARS IN THOUSANDS
                                                        -----------------------------------
Net income (loss)                                       $ 2,253       $   822       $  (201)
                                                        =======       =======       =======


                                                           NUMBER OF SHARES IN THOUSANDS
                                                        -----------------------------------
Weighted average number of common shares
  outstanding used in basic EPS calculation               3,077         2,797         2,795

Add assumed exercise of outstanding stock options
  as adjustments for dilutive securities *                  174             -             -
                                                        -------       -------       -------
Weighted average number of common shares
  outstanding used in dilutive EPS calculation            3,251         2,797         2,795
                                                        =======       =======       =======
Basic EPS                                               $  0.73       $  0.29       $ (0.07)
                                                        =======       =======       =======
Diluted EPS                                             $  0.69       $  0.29       $ (0.07)
                                                        =======       =======       =======


          * In 2002 - 827 thousands options were anti-dilutive. In 2004 and 2003 all options were dilutive.

     (C)  STOCK OPTION PLAN

          Under Israeli GAAP the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Invloving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to, or is above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

          For U.S. GAAP purposes, the Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

     (C)  STOCK OPTION PLAN (CONT.)

          The fair value of each option granted is estimated on the date of grant, using the Black- Scholes option pricing model with expected volatility of 127 % for the year ended December 31, 2004 (57% and 31% for the years ended December 31, 2003 and 2002, respectively) and using the following weighted average assumptions:

          1.   Dividend yield of zero percent for each year.

          2. Risk-free interest rate of 4% for the year ended December 31, 2004 (1.5% for the years ended December 31, 2003 and 2002).

          3.   Expected life of 3 years as of the date of grant.

          The compensation expenses associated with these options are amortized over their vesting period, which is 3, 4, and 5 years, in 2004, 2003 and 2002 respectively.


                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                              2004         2003        2002
                                                             -------      -------     -------
                                                                U.S. DOLLARS IN THOUSANDS
                                                             --------------------------------
Net income (loss) as reported                                $ 2,253      $   822     $  (201)
Add: application of compensation expenses
  according to Statement 123                                    (562)         (70)        (87)
                                                             -------      -------     -------
Pro forma net income (loss)                                  $ 1,691      $   752     $  (288)
                                                             =======      =======     =======
Basic earnings (loss) per ordinary share as reported         $  0.73      $  0.29     $ (0.07)
                                                             =======      =======     =======
Diluted earnings (loss) per ordinary share as reported       $  0.69      $  0.29     $ (0.07)
                                                             =======      =======     =======
Basic earnings (loss) per ordinary share, pro forma          $  0.55      $  0.27     $ (0.10)
                                                             =======      =======     =======
Diluted earnings (loss) per ordinary share, pro forma        $  0.52      $  0.27     $ (0.10)
                                                             =======      =======     =======

     (D)  EARNINGS FROM "APPROVED ENTERPRISES"

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

          IN ACCORDANCE WITH ISRAELI GAAP:

          Deferred tax should not be provided in respect to such undistributed tax-exempt earnings, if the Company's policy is not to initiate such a dividend distribution. No deferred tax liability was recorded.

          IN ACCORDANCE WITH U.S. GAAP:

          Under SFAS 109, a deferred tax liability normally would be recorded relating to taxes that would be owed on the distribution of profits even if management does not intend currently to declare dividends. However, under Israeli tax law, a company could be liquidated and profits distributed with no tax liability to the company; rather, the shareholders would incur the tax liability. If the Company can represent that profits could be distributed tax free in liquidation, and the undistributed earnings are essentially permanent in duration, a deferred tax liability does not need to be recorded.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

     (E)  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

          1. In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

          2. In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). According to APB Opinion No. 29, Accounting for Nonmonetary Transactions ("APB 29"), exchanges of nonmonetary assets should be measured based on fair value of the assets exchanged. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

          3. On December 16, 2004, the Financial Accounting Standards Board
          (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement
          123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

          We expect to adopt Statement 123(R) on January 1, 2006.

          Statement 123(R) permits public companies to adopt its requirements using one of two methods:

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

     (E)  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

          o A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123(R) for all awards granted to employees prior to the effective date of Statement 123(R) that remains unvested on the effective date.

          o A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures all prior periods presented.

          The Company plans to adopt Statement 123(R) using the modified-prospective method

          As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 16(d) to our consolidated financial statements

          In February 2004, the FASB issued EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). This EITF was issued to determine the meaning of other-than-temporary impairment and its application to investments in debt and equity securities within the scope of SFAS
          115. EITF 03-1 also applies to investments in equity securities that are both outside SFAS 115's scope and are not accounted for by the equity method, which are defined as "cost method investments". The impairment measurement and recognition guidance prescribed in EITF 03-1 is delayed until the final issuance of FSP EITF 03-01-a. The disclosure requirements for investments accounted for under SFAS 115 are effective for annual reporting periods ending after June 15, 2003 and for costs method investments for annual reporting periods ending after June 15, 2004. The Company does not expect that the adoption of the provisions of EITF 03-1 will have a material effect on its financial position or results of operations.

APPENDIX  I.



                                                                           %           %
                                                                     -------------   -------
HOLDING ENTITY    HELD ENTITY                                        SHARE CAPITAL   CONTROL
--------------    -----------                                        -------------   -------

The Company       ACS Motion Control 1998 Ltd (inactive company).          99.8%      99.8%

                  Netzer Precision Motion Sensors Ltd.
                  (formerly Netzer Motion Sensors Ltd.)                   12.39%     12.39%

                  Technology 80 Inc.
                  (d/b/a ACS TECH80 Inc.)                                   100%       100%

                  ACS TECH 80 Europe B.V.                                   100%       100%

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.


CONTENTS
                                                                 PAGE
                                                                 ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM         T - 1

FINANCIAL STATEMENTS

   Balance Sheets                                               T - 2

   Statements of Operations and Accumulated Deficit             T - 3

   Statements of Cash Flows                                     T - 4

   Notes to Financial Statements                            T - 5 - T - 13

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

                                       /S/ LURIE BESIKOF LAPIDUS & COMPANY, LLP

                                         LURIE BESIKOF LAPIDUS & COMPANY, LLP

                                         May 6, 2004

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

BALANCE SHEETS
--------------------------------------------------------------------------------


DECEMBER 31                                                          2003               2002
---------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
   Cash                                                        $    90,572        $   350,983
   Accounts receivable (less allowance for doubtful accounts
   of $14,500 and $16,000)                                         626,130            299,157
   Income tax refund receivable                                          -             95,770
   Inventories                                                     596,923            749,128
   Prepaid expense                                                   3,200                  -
   Deferred income taxes                                            98,400             80,800
                                                               -----------        -----------

TOTAL CURRENT ASSETS                                             1,415,225          1,575,838

INVESTMENTS                                                         75,000                  -
SECURITY DEPOSITS                                                   13,293              8,500
FURNITURE AND EQUIPMENT                                            128,283            178,015
DEFERRED INCOME TAXES                                              186,700            227,100
                                                               -----------        -----------

TOTAL ASSETS                                                   $ 1,818,501        $ 1,989,453
                                                               ===========        ===========
LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES
   Current maturities of long-term debt                        $ 1,340,000        $ 1,253,333
   Accounts payable                                                105,625             77,004
   Due to Parent                                                   406,380                  -
   Accrued loss on sublease                                         59,169                  -
   Other                                                           125,228            192,628

TOTAL CURRENT LIABILITIES                                        2,036,402          1,522,965

NOTES PAYABLE AND DUE TO PARENT                                  6,045,145          4,968,800
LONG-TERM DEBT                                                           -          1,340,000
ACCRUED LOSS ON SUBLEASE                                            54,634                  -
DEFERRED RENT                                                        7,123             15,024
                                                               -----------        -----------

TOTAL LIABILITIES                                                8,143,304          7,846,789
                                                               -----------        -----------
STOCKHOLDER'S DEFICIT
   Common stock - no par value; authorized - 100,000
   shares, issued - 1,000 shares                                         1                  1
   Accumulated deficit                                          (6,324,804)        (5,857,337)

TOTAL STOCKHOLDER'S DEFICIT                                     (6,324,803)        (5,857,336)
                                                               -----------        -----------

TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT                    $ 1,818,501        $ 1,989,453
                                                               ===========        ===========


See notes to financial statements.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
--------------------------------------------------------------------------------


YEAR ENDED DECEMBER 31                                       2003               2002
---------------------------------------------------------------------------------------
REVENUE                                                  $ 2,671,363        $ 2,541,970

COST OF GOODS SOLD                                         1,341,707          1,449,443
                                                         -----------        -----------

GROSS PROFIT                                               1,329,656          1,092,527
                                                         -----------        -----------

OPERATING EXPENSES
   General and administrative                                683,083          1,030,756
   Selling                                                   359,972            494,397
   Loss on sublease                                          113,803                  -
   Research and development                                        -            161,627
                                                         -----------        -----------

TOTAL OPERATING EXPENSES                                   1,156,858          1,686,780
                                                         -----------        -----------

INCOME (LOSS) FROM OPERATIONS                                172,798           (594,253)
                                                         -----------        -----------

OTHER INCOME (EXPENSE)
   Interest expense - bank                                  (105,915)          (180,537)
   Interest expense - Parent                                (114,787)                 -
   Foreign currency loss - notes payable to Parent          (404,422)                 -
   Miscellaneous                                               7,959              7,613
                                                         -----------        -----------

TOTAL OTHER EXPENSE                                         (617,165)          (172,924)
                                                         -----------        -----------

LOSS BEFORE INCOME TAXES                                    (444,367)          (767,177)

INCOME TAX EXPENSE (BENEFIT)                                  23,100           (266,870)
                                                         -----------        -----------

NET LOSS                                                    (467,467)          (500,307)

ACCUMULATED DEFICIT
   Beginning of year                                      (5,857,337)        (5,357,030)
                                                         -----------        -----------

   End of year                                           $(6,324,804)       $(5,857,337)
                                                         ===========        ===========

See notes to financial statements.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31                                                                2003               2002
---------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net loss                                                                      $  (467,467)       $  (500,307)
   Adjustments to reconcile net loss to net cash
      provided by operating activities:
      Interest expense and foreign currency loss - notes payable to Parent           519,209                  -
      Depreciation                                                                    65,846             69,555
      Loss (gain) on sale or disposition of furniture and equipment                    4,619                (20)
      Deferred income taxes                                                           22,800            273,900
      Loss on sublease                                                               113,803                  -
      Amortization                                                                         -            112,500
      Changes in operating assets and liabilities:
        Accounts receivable                                                         (326,973)           105,956
        Income tax refund receivable                                                  95,770            (20,770)
        Inventories                                                                  152,205            593,217
        Prepaid expense                                                               (3,200)                 -
        Accounts payable                                                              28,621            (18,977)
        Other current liabilities                                                    (67,400)           (90,403)
        Deferred rent                                                                 (7,901)            (5,008)
                                                                                 -----------        -----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                            129,932            519,643
                                                                                 -----------        -----------

INVESTING ACTIVITIES
   Purchases of investments                                                          (75,000)                 -
   Security deposits                                                                  (4,793)                 -
   Purchases of furniture and equipment                                              (20,733)            (6,857)
   Proceeds on disposition of furniture and equipment                                      -                 20
                                                                                 -----------        -----------

NET CASH USED BY INVESTING ACTIVITIES                                               (100,526)            (6,837)
                                                                                 -----------        -----------
FINANCING ACTIVITIES
   Payments on long-term debt                                                     (1,253,333)          (853,333)
   Advances from Parent                                                              963,516            578,383
                                                                                 -----------        -----------

NET CASH USED BY FINANCING ACTIVITIES                                               (289,817)          (274,950)
                                                                                 -----------        -----------
                                                                                    (260,411)           237,856
NET INCREASE (DECREASE) IN CASH
Cash
   Beginning of year                                                                 350,983            113,127
                                                                                 -----------        -----------

   End of year                                                                   $    90,572        $   350,983
                                                                                 ===========        ===========


See notes to financial statements.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

3.   INVENTORIES

     Inventories consisted of the following:


DECEMBER 31             2003          2002
-----------           --------       --------
Raw materials         $228,329       $277,303
Work in process         50,263         17,115
Finished goods         318,331        454,710
                      --------       --------

TOTAL                 $596,923       $749,128
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

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   OTHER CURRENT LIABILITIES

     Other current liabilities consisted of the following:


DECEMBER 31                               2003            2002
---------------------------------------------------------------
Due to customers                        $  3,047       $ 46,788
Accrued interest                           6,778         11,991
Accrued payroll and payroll taxes         44,619         71,565
Customer deposits                          8,500              -
Due to former stockholders                62,284         62,284
                                        --------       --------

TOTAL                                   $125,228       $192,628
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

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.   INCOME TAXES

     Income tax expense (benefit) consisted of the following:


YEAR ENDED DECEMBER 31          2003           2002
------------------------------------------------------

Current:
  Federal                    $       -       $(541,070)
  State                            300             300
                             ---------       ---------

Total current                      300        (540,770)
                             ---------       ---------
Deferred:
  Federal                       16,900         280,500
  State                          5,900          (6,600)
                             ---------       ---------
Total deferred                  22,800         273,900
                             ---------       ---------

TOTAL                        $  23,100       $(266,870)
                             =========       =========

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.   INCOME TAXES (CONTINUED)

     The significant components of deferred income taxes were as follows:


DECEMBER 31                                               2003                                        2002
-----------------------------------------------------------------------------------------------------------------------------
                                          TOTAL         FEDERAL         STATE          TOTAL         FEDERAL         STATE
                                        ---------      ---------      ---------      ---------      ---------      ---------
DEFERRED INCOME TAX ASSETS:
   Net operating loss carryforward      $  64,600      $  18,400      $  46,200      $ 121,700      $  65,400      $  56,300
   Capital loss carryfoward               105,600         79,900         25,700        209,100        183,400         25,700
   Contributions carryforward              49,200         49,200              -         54,400         54,400              -
   Credits carryforward                    42,900              -         42,900         42,900              -         42,900
   Inventory reserve                       72,000         66,500          5,500         71,700         66,500          5,200
   Accrued loss on sublease                41,900         38,700          3,200              -              -              -
   Noncompete                             118,650        109,650          9,000        129,150        119,850          9,300
   Accrued interest - notes payable
      to Parent                            42,200         39,000          3,200              -              -              -
   Foreign currency loss - notes
      payable to Parent                   148,800        137,500         11,300              -              -              -
   Other                                    8,320          8,320              -         10,200         10,200              -
                                        ---------      ---------      ---------      ---------      ---------      ---------

DEFERRED INCOME TAX ASSETS                694,170        547,170        147,000        639,150        499,750        139,400
                                        ---------      ---------      ---------      ---------      ---------      ---------

DEFERRED INCOME TAX LIABILITIES:
   Impact of state credits and
      carryforwards                       (39,470)       (39,470)             -        (36,550)       (36,550)             -
   Other                                  (28,800)       (23,600)        (5,200)       (31,200)       (25,000)        (6,200)
                                        ---------      ---------      ---------      ---------      ---------      ---------
DEFERRED INCOME TAX LIABILITIES           (68,270)       (63,070)        (5,200)       (67,750)       (61,550)        (6,200)
                                        ---------      ---------      ---------      ---------      ---------      ---------
VALUATION ALLOWANCE                      (340,800)      (300,600)       (40,200)      (263,500)      (237,800)       (25,700)
                                        ---------      ---------      ---------      ---------      ---------      ---------

TOTAL                                   $ 285,100      $ 183,500      $ 101,600      $ 307,900      $ 200,400      $ 107,500
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

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.   INCOME TAXES (CONTINUED)

     The significant differences between income taxes at the statutory rate and the effective tax rates were as follows:


YEAR ENDED DECEMBER 31                                                                         2003            2002
----------------------------------------------------------------------------------------------------------------------
Tax computed at the statutory rate                                                          $(151,100)       $(260,840)
State income tax, net of federal effect                                                        (8,200)         (13,370)
Contribution carryovers utilized                                                               (5,200)               -
Increase in valuation allowance on accrued interest and foreign currency loss - notes
  payable to Parent                                                                           186,100                -
Tax rate differential on federal net operating losses carried back                                  -            4,995
Other                                                                                           1,500            2,345
                                                                                            ---------        ---------

INCOME TAX EXPENSE (BENEFIT)                                                                $  23,100        $(266,870)
                                                                                            =========        =========

8.   RELATED PARTY TRANSACTIONS

     TRANSACTIONS WITH PARENT

     Transactions with the Parent consisted of the following:



YEAR ENDED DECEMBER 31              2003           2002
---------------------------------------------------------
Purchases, net of returns         $704,584       $488,354
Allocated expenses                 116,242        143,172
Sales                               23,320          5,483
Advances, net of repayments        166,010              -
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

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

     Approximate future minimum rent commitments, assuming the sublease payments are not made on the Old Lease, are as follows:


YEAR ENDING DECEMBER 31     OLD LEASE      NEW LEASE         TOTAL
--------------------------------------------------------------------
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
                             ========       ========       ========

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

12.  ECONOMIC DEPENDENCY

     The following summarizes customers with revenue or accounts receivable balances in excess of 10% of total revenue or outstanding accounts receivable:

                       % OF                % OF
                    YEAR ENDED         RECEIVABLE AT
                    DECEMBER 31        DECEMBER 31
----------------------------------------------------
CUSTOMER          2003      2002      2003      2002
--------          ----      ----      ----      ----

1                   9%       13%        6%        -%
2                   8         -        18         -
3                   1         9         -        48
Five largest       37        36        41        48
                  ===       ===       ===       ===

     The following summarizes purchases from vendors in excess of 10% of total purchases, excluding purchases from Parent:

                                    % OF
YEAR ENDED DECEMBER 31           PURCHASES
--------------------------------------------
VENDER                        2003      2002
------                        ----      ----
1                              29%       33%
2                              20        16
3                              10        18
4                              16         4
Five largest                   80        77
                              ===       ===

     Sales to foreign customers were approximately $343,000 and $394,000 for the years ended December 31, 2003 and 2002.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

13.  SUPPLEMENTARY CASH FLOW INFORMATION

     Additional cash flow information is as follows:


YEAR ENDED DECEMBER 31                                         2003            2002
---------------------------------------------------------------------------------------
Cash paid (received) for:
   Interest                                                 $  111,128       $  180,941
   Income taxes                                                      -         (520,788)
Noncash financing activities:
   Due to Parent converted to notes payable to Parent        5,525,936                -
                                                            ==========       ==========