Form 20-F
period 2005-12-31
ACS - TECH 80 LTD
filed 2006-03-16
CIK 1038144

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM ________ TO ________

                                       OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

          DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT ________

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

Ordinary Shares, par value NIS                    Nasdaq Capital(R) Market
       0.01 per share

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

                            3,113,577 ORDINARY SHARES
--------------------------------------------------------------------------------

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               Yes [_]     No [X]

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act 1934.

                               Yes [_]     No [X]

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [_]

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):


Large Accelerated filer [_]   Accelerated filer  [_]  Non-accelerated filer  [X]

     Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [_]     Item 18 [X]

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

          Forward Looking Statements                                          3

                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers               5
Item 2.   Offer Statistics and Expected Timetable                             5
Item 3.   Key Information                                                     5
              Selected Financial Data                                         5
              Risk Factors                                                    6
Item 4.   Information on the Company                                         14
Item 4A.  Unresolved Staff Comments                                          22
Item 5.   Operating and Financial Review and Prospects                       23
Item 6.   Directors, Senior Management and Employees                         33
Item 7.   Major Shareholders and Related Party Transaction                   43
Item 8.   Financial Information                                              44
Item 9.   The Offer and Listing                                              46
Item 10.  Additional Information                                             47
              Memorandum and Articles of Association                         47
              Exchange Controls                                              51
              United States Federal Income Tax Considerations                52
              Israeli Taxation                                               55
              Documents on Display                                           57
Item 11.  Quantitative and Qualitative Disclosures about Market Risk         58
Item 12.  Description of Securities Other than Equity Securities             58

                                     PART II

Item 13   Defaults, Dividends Arrearages and Delinquencies                   58
Item 14.  Material Modifications to the Rights of Security Holders
          and Use of Proceeds                                                58
Item 15.  Controls and Procedures                                            59
Item 16   [Reserved]                                                         59
Item 16A  Audit Committee Financial Expert                                   59
Item 16B  Code of Ethics                                                     59
Item 16C  Principal Accountant's Fees and Services                           60
Item 16D. Exemptions from Listing Standard for Audit Committees              60
Item 16E. Purchases of Equity Securities by the Issuers and
          Affiliated Purchasers                                              60

                                    PART III

Item 17.  Financial Statements                                               61
Item 18.  Financial Statements                                               61
Item 19   Exhibits                                                           62

SIGNATURES                                                                   63

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

     For the reader's convenience, some financial information has been translated from New Israeli Shekels, or NIS, to U.S. dollars, using the representative exchange rate as published by the Bank of Israel as of December 31, 2005 (U.S. $1.00 = NIS 4.603). The U.S. Dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate.

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

3A.  SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial information of ACS -Tech 80 Ltd. You should read this table together with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements, including the related notes, contained elsewhere in this Annual Report. The selected consolidated financial data presented below as of and for each of the last five fiscal years ended December 31, 2005 have been derived from our audited consolidated financial statements for the relevant years.


                                                            AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------------------------------
                                                   2005          2004          2003          2002           2001
                                                  ------        ------        ------        ------         ------
                                                                           CONSOLIDATED

                                                          U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                  ---------------------------------------------------------------
   STATEMENT OF OPERATIONS DATA:
 ISRAELI GAAP:
 Revenues                                         11,428        14,376         9,205         7,907          8,717
 Operating income (loss)                           1,022         2,534           871          (354)        (4,091)
 Net income (loss)                                   974         2,253           822          (201)        (3,854)
 Net income (loss) per Ordinary Share:
     Basic in U.S. dollars                          0.31          0.70          0.28         (0.07)         (1.33)
     Diluted in U.S. dollars                        0.26          0.66          0.26         (0.07)         (1.33)
 U.S. GAAP*:
 Net income (loss)                                   558         2,253           822          (201)        (3,854)
 Net income (loss) per Ordinary Share
     Basic in U.S. dollars                          0.18          0.73          0.29         (0.07)         (1.38)
     Diluted in U.S. dollars                        0.18          0.69          0.29         (0.07)         (1.38)
 Weighted average number of shares used in
 computation of earnings (loss) per share:
     Basic                                         3,089         3,077         2,797         2,795          2,795
     Diluted                                       3,089         3,251         2,797         2,795          2,795
   BALANCE SHEET DATA:
 ISRAELI GAAP:
 Total assets                                     12,871        12,341        10,268         9,881         11,106
 Net assets                                       10,589         9,584         6,460         5,635          5,836
 Capital stock                                        10             9             9             9              9
 U.S. GAAP*:
 Total assets                                     13,441        12,852        10,680        10,228         11,408
 Net assets                                       10,173         9,584         6,460         5,635          5,836
 Capital stock                                        10             9             9             9              9


* For a discussion of the effect on net income of the application of U.S. GAAP, see Item 5.A - Operating results.

EXCHANGE RATE DATA

     The following table sets forth information concerning the representative exchange rate of the NIS to the U.S. Dollar, as published by the Bank of Israel, for the years 2001 through 2005 and for each of the months in the six-month period ended February 28, 2006, expressed in US dollars per NIS.

     The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

                                                           EXCHANGE RATES
                                                           -------------
                                          RATE AT       AVERAGE      HIGHEST       LOWEST
FOR THE YEAR ENDED DECEMBER 31           PERIOD END      RATE         RATE          RATE
------------------------------           ----------      ----         ----          ----
                                                           (USD PER NIS)
                                                           -------------
2001                                       4.416         4.219        4.416        4.067
2002                                       4.737         4.736        4.994        4.437
2003                                       4.379         4.548        4.924        4.283
2004                                       4.308         4.482        4.634        4.308
2005                                       4.603         4.486        4.470        4.299
For the month ended:
September 30, 2005                         4.598         4.537        4.598        4.478
October 31, 2005                           4.636         4.626        4.653        4.590
November 30, 2005                          4.663         4.698        4.740        4.640
December 31, 2005                          4.603         4.612        4.662        4.579
January 31, 2006                           4.658         4.619        4.658        4.577
February 28, 2006                          4.706         4.702        4.725        4.664


     On March 13, 2006, the representative exchange rate of the NIS to the US Dollar, as published by the Bank of Israel, was NIS 4.717 to $1.00.

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

     For the years ended December 31, 2005, 2004 and 2003, four customers represented approximately 46%, 57% and 51%, respectively, of our sales. For the years ended December 31, 2005, 2004 and 2003 one customer accounted for 13%, 24% and 18%, respectively, of our sales. The significant decrease in sales to one customer, which resulted from an adverse change in the business conditions of that customer in 2005, affected our revenues and net income for 2005. We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues. We do not have long-term purchase contracts with our customers and our sales arrangements with them do not have minimum purchase requirements.

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

     Since a considerable portion of our expenses such as employees' salaries are linked to an extent to rate of inflation in Israel, the dollar cost of our operations is influenced by the extent any increase in the rate of inflation in Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2005 the inflation adjusted NIS devalued against the dollar, which lowered the dollar cost of our Israeli operations. During 2003 and 2004, however, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

WE MAY BE SUBJECT TO CURRENCY FLUCTUATION.

     The U.S. Dollar cost of our operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the U.S. Dollar. Our U.S. Dollar costs will increase if this "gap" widens and the devaluation rate fails to keep pace with the rate of inflation in Israel, and conversely, we may benefit if the rate at which Israeli currency devalues against the U.S. Dollar exceeds the rate of inflation in Israel. In the years ending December 31, 2005, 2004 2003, 2002 and 2001, the annual inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the U.S. Dollar was (4.5)%, 2.8%, 5.7%, (0.8)% and (7.9)%, respectively. The closing representative exchange rate of the U.S. Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.603, NIS 4.308, NIS 4.379, NIS 4.737 and NIS 4.416, respectively. As a result, we experienced decreases in the U.S. Dollar costs of operations in Israel in 2005, 2002 and 2001, and increases in 2004 and 2003. We cannot assure you that we will not be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. We do not currently, and have no plans to, utilize currency hedging instruments, and we do not hold or issue derivative securities.

OWNERSHIP OF OUR ORDINARY SHARES IS CONCENTRATED WHICH MAY DELAY, IMPEDE OR DISCOURAGE A TRANSACTION BENEFICIAL TO OUR SHAREHOLDERS.

     As of February 28, 2006, Ze'ev Kirshenboim, our President and Chief Executive Officer, beneficially owned approximately 24% of our outstanding ordinary shares, and Jacob Engel, one of our directors and a brother-in-law to Mr. Kirshenboim, beneficially owned approximately 19% of our ordinary shares. The concentration of our share ownership may:

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

     As of the date of this annual report we have approximately 3.1 million ordinary shares outstanding. Approximately 44% of these shares are "restricted securities" available for resale, subject, however, to volume limitations under Rule 144. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. In addition, we have experienced a low trading volume of our ordinary shares, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and our share price may significantly decline. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

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

     Trading in shares of companies listed on the Nasdaq Capital in general, and trading in shares of technology companies in particular, has been subject to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These factors may depress the market price of our ordinary shares, regardless of our actual operating performance.

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

RISKS FACTORS RELATED TO THE INDUSTRY:

ECONOMIC DOWNTURNS AND CYCLICAL NATURE OF SPECIFIC MARKET SEGMENTS THAT WE TARGET COULD RESULT IN SIGNIFICANT DECREASE IN SALES.

     Our products are intended for specific industries, such as the industries for semiconductors, electronics, testing and assembly, advanced printing systems and advanced medical systems and devices. A slowdown in certain geographical regions such as Western Europe, the Far East and the United States, or in certain industries, such as the electronic and semiconductors industries, could have a material adverse effect on our operations and financial results. The manufacturing of motion control systems for the semiconductor and electronic industry is our most significant field of activity, amounting to approximately 50% of our sales. Approximately 30% of our revenues are derived from the medical scanning industry, 10% from the printing industry, and another 10% to others, such as the general automation industry. The semiconductor and electronics industry, which comprised approximately 50% of our revenues, is highly volatile and unpredictable, and we are subject to the industry's business cycles, the timing, length and volatility of which are difficult to predict. We must effectively manage our resources and production capacity to meet changing demand. During periods of decreasing demand for motion control products, we must be able to appropriately align our cost structure with prevailing market conditions and effectively manage our supply chain. During periods of increasing demand, we must have sufficient manufacturing capacity and inventory to meet customer demand and must be able to effectively manage our supply chain. If we are not able to timely and appropriately align our cost structure with business conditions and/or to effectively manage our resources and production capacity, including our supply chain during changes in demand, our business, financial condition or results of operations may be materially and adversely affected.

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

     From 1988 to 2004, we received grants totaling approximately $3.86 million from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade for the financing of portion of our research and development expenditures. The terms of the Chief Scientist grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the Chief Scientist supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangement for those products or technologies. In addition, we are prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of a governmental committee. On March 29, 2005, the Israeli parliament approved an amendment to Israeli Law for Encouragement of Industrial Research and Development, which permits under certain conditions the transfer of such technology outside of Israel, including the payment of a redemption price to be determined under regulations that have not yet been promulgated.

     If we fail to comply with any of the conditions imposed by the Office of the Chief Scientist, we may be required to refund any grants previously received together with interest and penalties. In recent years, the government of Israel has accelerated the rate of repayment of Chief Scientist grants from 3% to 3.5% and may further accelerate them in the future.

THE OFFICE OF THE CHIEF SCIENTIST HAS REQUESTED FROM US ADDITIONAL PAYMENT OF ROYALTIES IN THE AMOUNT OF APPROXIMATELY U.S. $850 THOUSAND. IF WE WILL HAVE TO MAKE SUCH PAYMENT IT WOULD HAVE AN ADVERSE AFFECT ON OUR PROFITABILITY.

     The OCS claims that the royalties we owe in respect of past OCS funding of part of our Research and Development activities should be computed on sales of all of our products, and not only on sales of products that we claim were developed with the OCS support. Accordingly, the OCS has asked for additional royalties in the amount of approximately U.S. $850 thousand. We believe, based on the opinion of our legal advisors, that we do not owe any additional royalties to the OCS. We believe that our computations are correct and discussions are held with the OCS in order to settle the matter. We have not recorded a provision in respect of the above amount in our financial statements.

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

     We are incorporated under the laws of the State of Israel and our principal offices and manufacturing and research and development facilities are located in Israel. Accordingly, we are directly affected by economic, political and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, and have led to security and economic problems for Israel. From October 2000, until recently, terrorist violence in Israel increased significantly, primarily in the West Bank and Gaza Strip, and Israel has experienced terrorist incidents within its borders. There can be no assurance that the recent relative calm will continue.

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

     Our wholly owned subsidiary, Technology 80 Inc. (doing business under the name ACS - Tech 80, Inc.) (Tech80). is located in Minneapolis, U.S.A. Tech80 manufactures motion control products that are complementary to our products, and markets our products in North America. See "Technology 80, Inc." below.

     In March 2001 we opened a sales office in the Netherlands, through a wholly owned subsidiary named ACS-Tech80 Europe B.V, for the promotion of our European presence and operations. In January 2005 the office in the Netherlands was closed. We continue to support our European customers and promote our European presence directly from Israel and through local distributors.

     We are not a capital-intensive company in terms of fixed assets, but rather invest in research and development and marketing. We expect the amount of capital expenditures during 2006 to be higher than in 2005 and to be funded from our cash flows from operations. During 2005, 2004 and 2003 our capital expenditures totaled U.S. $116 thousand, U.S. $153 thousand and U.S. $53 thousand, respectively. We currently plan to increase capital expenditures in 2006, mainly in Israel, where our primary production facilities are located, by approximately U.S. $150 thousand to an approximate total of U.S. $270 thousand, mainly to acquire advanced automated test equipment. The capital expenditures will be financed from internal resources.

     In 1998, we invested in Netzer Precision Motion Sensors Ltd., an Israeli start-up company, focusing on development and production of motion sensors based on a proprietary technology. As of December 31, 2005, we owned 11.5% of the capital stock of Netzer. In January 2006 Netzer signed an agreement with "Sick AG" ("Sick"), a German company, and with "Newco", Sick's wholly owned Israeli subsidiary, whereby Newco purchased Netzer's IP for Industrial Automation, including patents, production files, development projects database, and general database.

The consideration for the assets sold is as follows:

- Three million Euros upon closing, which took place in January 2006;

- Three million Euros following completion in accordance with timetable of R&D milestones by Newco (two projects, cap-coder and sensor head, for each one 1.5 million Euros); and

- 20 Euro royalty payment per each sensor head sold by Newco until 2012,

     Netzer maintains the right to continue to market and develop Non Industrial Automation products for military, aerospace, avionics, marine, transportation and other specific applications.

     In January 2006, Netzer's shareholders resolved that the total consideration received will be solely distributed to the existing shareholders pro rata to the holdings of all shareholders. Further according to the resolution, all legal and other fees related to the transaction, and repayment of U.S 300 thousand loan granted to Netzer by a shareholder, are to be deducted from the transaction funds prior to any distribution. Netzer will continue to operate in the Non Industrial Automation market. It will continue its activities financed by self generated resources from operations.


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

     Our customer base includes (i) leading international original equipment manufacturers (OEMs), such as Assembleon, a subsidiary of Royal Philips Electronics, a world leader producer of electronic assembly equipment for the global electronics industry, Philips Medical Systems and GE Medical Systems, producers of medical scanners, Applied Materials Ltd., a subsidiary of Applied Materials, Inc., a leading producer of automatic optical inspection systems for the semiconductor industry; Orbotech Ltd, a producer of optical inspection systems for the printed circuit industry and flat panel display, and Anorad Corporation, a Rockwell Automation subsidiary, producer of turnkey high-performance positioning systems used by many OEMs that produce manufacturing and inspection systems for the semiconductor and electronic industries; and (ii) a network of distributors in Europe, Israel, North America and Asia who sell our products to their local customers and provide the customer with training, installation and service.

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

     In 1980, our wholly owned subsidiary, Tech80, was formed under the laws of the State of Minnesota. Tech80 markets our products in North America and manufactures motion control products that are complementary our products, consisting mainly of motion controller cards that plug into standard computers.

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

     Past industry downturns, such as during the years 2001 and 2002 resulted in a significant decrease in demand for our products in the semiconductor and electronics manufacturing equipment segment, which comprises approximately 50% of our revenues. In 2003 and in most of 2004 customers made increased investments in capacity and technology, reflecting an improving business environment in the semiconductor and electronics industries. This upturn leveled off in 2005, and in the first quarter of 2006 we are again witnessing increased demand for our products by customers in the semiconductor and electronics industry.

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

     o INCREASE THE NUMBER OF DISTRIBUTORS IN THE FAR EAST. We perceive the Japanese and Korean markets as major targets for expansion, and in 2003 we signed distribution agreements with two new distributors in these countries. As a result of these efforts, sales to the Far East increased by 61% in 2005 as compared to 2004, in spite of an overall decline in sales. In 2006 we plan on concentrate further on marketing efforts in the Far East. We are also studying the motion control market in China, which we believe is one of the fastest growing markets in industrial automation.

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

THE COMPANY'S PRODUCTS

     We offer several types of motion control products. All products are designed to include advanced features that are aimed at the specific markets that we serve, such as support for high resolution encoders, advanced control algorithms, fast communication to the host, multi-axis synchronization, multi-tasking programming environment and a set of software development and support tools.

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

SOFTWARE SUPPORT TOOLS

     The software environment, development, and debugging tools for the servo processor are built into the product itself. In addition, we offer our customers proprietary Microsoft(R) Windows(R)-based software which may downloaded from our website, such as diagnostics and tuning tool user's, application debugging tool, communication tool and full simulator that simplifies the development work and reduces the time and required effort by the user. With such software tools, knowledgeable users are able to adapt and optimize the motion control system according to the needs of their particular application.

MARKETING AND SALES

     We market our products through the following channels: (i) direct sales to leading OEMs; (ii) a network of distributors around the globe which act as value added resellers (VARs) by offering customers a variety of motion control products and services; and (iii) a network of representatives and distributors in the USA.

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

CUSTOMERS

     Set forth below is the approximate breakdown of our sales to OEMs and distributors for the years ended December 31, 2005, 2004 and 2003.

CUSTOMER TYPE                               YEAR ENDED DECEMBER 31,
-------------      -------------------------------------------------------------------------
                         2005                         2004                       2003
                   -------------------        -------------------        -------------------
              U.S. DOLLARS IN  % OF TOTAL  U.S. DOLLARS   % OF TOTAL   U.S. DOLLARS  % OF TOTAL
                 THOUSANDS       SALES     IN THOUSANDS     SALES      IN THOUSANDS   SALES
                   ------       ------        ------       ------        ------       ------
OEMs                8,291           73%       10,907           76%        6,726           73%
Distributors        3,137           27%        3,469           24%        2,479           27%
                   ------       ------        ------       ------        ------       ------
    Total          11,428          100%       14,376          100%        9,205          100%

     In 2005 and 2004 our sales to OEMs consisted of approximately 28% and 32% respectively, to the semi-conductors industry, 17% and 29% respectively, to the electronics industry, 35% and 20% respectively, to the medical scanning industry, 11% and 13% respectively, to the printing industry, 4% and 3% respectively, to the general automation industry, and 6% and 3% respectively, to others.

     Set forth below is the approximate breakdown of our sales in the different geographic regions in which we operate for the years ended December 31, 2005, 2004, and 2003.


GEOGRAPHIC REGION                           YEAR ENDED DECEMBER 31,
-----------------   --------------------------------------------------------------------------
                           2005                       2004                       2003
                    -------------------        -------------------        --------------------
                 U.S. DOLLARS  % OF TOTAL   U.S. DOLLARS  % OF TOTAL   U.S. DOLLARS   % OF TOTAL
                 IN THOUSANDS    SALES      IN THOUSANDS    SALES      IN THOUSANDS      SALES
                    ------       ------        ------       ------        ------        ------
Israel               3,747           33%        4,824           34%        2,594            28%
Europe               3,246           28%        5,666           39%        3,572            39%
Asia                   485            4%          301            2%          167             2%
North America        3,947           35%        3,580           25%        2,868            31%
Other                    3            -             5            -             4             -
                    ------       ------        ------       ------        ------        ------
   Total            11,428          100%       14,376          100%        9,205           100%


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

     Our research and development department consists of highly skilled personnel. As of December 31, 2005, approximately 33% of our total workforce was engaged in research and development.

     Our expenditures for research and development for 2005, 2004 and 2003 were as follows:

                              YEAR ENDED DECEMBER 31,
                            --------------------------
                             2005      2004      2003
                            ------    ------    ------
                             U.S. DOLLARS IN THOUSANDS
                            --------------------------
Gross R&D Expenses           1,629     1,668     1,415
Grants and Participations      (17)     (247)     (430)
                            ------    ------    ------
Net R&D Expenses             1,612     1,421       985


     Our research and development activity is supported by grants provided by the Israeli government through the Ministry of Industry and Trade -- Office of the Chief Scientist (OCS). The terms of the Chief Scientist grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the Chief Scientist supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. On March 29, 2005, the Israeli parliament approved an amendment to Israeli Law for Encouragement of Industrial Research and Development, which permits under certain conditions the transfer of such technology outside of Israel, including the payment of a redemption price to be determined under regulations that have not yet been promulgated. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the Israeli Government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. In 2005 we did not submit an application for funding from the OCS, and we funded our research and development activity using our own internal resources. However, we anticipate that, for so long as such governmental research and development grants continue to be available we may seek, from time to time, to utilize such grants. There is no guarantee that we shall continue to receive OCS funding in the future. We are committed to pay to the Israeli Government royalties on proceeds from the sale of products, which are funded by such Government grants. Under the terms of our funding from the OCS, royalties of 4% were payable from January 1, 1997 to December 31, 1999, and 5% are payable thereafter. Notwithstanding the foregoing, temporary regulations have been changed and royalties of only 3% were paid from January 1, 1997 to December 31, 1999 and royalties of 3.5% were payable in the years 2000 through 2005, in accordance therewith. In 2006 the regulations are expected to change, and 3% royalties are payable by companies such as ours, with total annual revenues of under 70 million U.S. dollars. Such royalty payments discontinue when 100% of the grant has been repaid. The royalties are linked to the U.S. Dollar, and for grants received after January 1, 1999 also bear interest at the rate of the LIBOR.

PRODUCTION AND SOURCES OF SUPPLY

     We manufacture our products at our plant located in Migdal Ha'Emek, Israel. Legacy products that were developed by Technology 80 Inc. prior to the acquisition in 1999 are manufactured at Tech80's plant in Minneapolis. Both plants use subcontractors to assemble electronic boards and for the manufacturing of mechanical and electrical components.

     Most electronic components are imported to Israel from the United States, Europe and the Far East. Our production capacity is sufficient for our level of sales and permits us, in most cases, to ship products within three months of receipt of customer orders if requested by the customer.

     Most of the components required for our products are available from a number of sources throughout the world at competitive prices. In respect to most of the components, we do not anticipate the loss of any of their source of supply to have a material adverse effect on us. Notwithstanding the foregoing, we depend on the supply of certain key components in our motion control systems by suppliers who are our single source of supply of such items. Among such components are processors, manufactured by Intel and the customized components manufactured by LSI Logic. In addition, Tech80 depends on the supply of motion controller components manufactured by Performance Motion Devices (PMD), LSI Computer Systems, and by National Semiconductor. The prices of the raw materials used in our production process are generally not volatile, although they may increase with increased demand.

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

INTELLECTUAL PROPERTY

     We currently hold no patents in any country and have no intention of filing for patent protection in any country with respect to our technology. See "Item
3. Key Information - 3D. Risk Factors "Our proprietary technology and designs are not protected by patents ...". We depend on trade secret laws, copyright law, unfair competition law and upon the execution by our officers, directors, employees, consultants, and subcontractors of confidentiality agreements relating to the proprietary nature of our technology to protect our intellectual property.

4C.  ORGANIZATIONAL STRUCTURE

     ACS-Tech80 Ltd. Is organized under the laws of the State of Israel and, as of December 31, 2005, held directly the percentage indicated of the outstanding capital stock of the following subsidiaries:

   NAME OF SUBSIDIARY       COUNTRY OF INCORPORATION      PERCENTAGE OWNERSHIP
   ------------------       ------------------------      --------------------
    ACS-Tech80 Inc.               United States                   100
  (Technology 80 Inc.)           The Netherlands                  100
 ACS-Tech80 Europe B.V*
   * Inactive company

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

Tech80 has an office and production facility in Plymouth, Minnesota. We lease this 5,460 square foot facility under a lease that expires December 2008. Tech80 manufactures motion control products that are complementary to our products produced in Israel, and markets our products in North America. We estimate that, if necessary, the present facilities can support an increase in our production activity in the United States to answer demand in the region.

     The majority of our fixed assets, both in Israel and Minnesota, consist of machinery, computers and other advanced equipment used for the production, assembly, testing and quality control of our products.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.  OPERATING RESULTS

     The following discussion and analysis is based on and should be read in conjunction with the Company's consolidated financial statements, including the related notes, contained in "Item 18 - Financial Statements."

OVERVIEW

     ACS-Tech80 is an Israeli corporation, engaged in the development, production and marketing of universal, fully-digital motion control products, combining software and advanced electronics. The market which we serve includes the semi-conductor, electronic assembly, testing and inspection, medical, digital printing, and production automation markets. Demand for our products can change significantly from period to period as a result of numerous factors, including, but not limited to, changes in: (1) global economic conditions; (2) market conditions of the industrial automation market; (3) advanced technology and/or capacity requirements of the manufacturers served by us; (4) local economic and political conditions, and (5) relative competitiveness of our products. For these and other reasons, our results of operations for the year ended December 31, 2005 may not necessarily be indicative of future operating results.

     The industrial motion control market has historically been affected by general economic downturns in the industries which we serve, including electronics and semiconductors, which had an adverse effect upon manufacturers and end-users of certain of our products. During 2004, the global electronics and semiconductor industries recovered from the effects of the depressed economic activity that had been prevalent throughout the period from late 2000 until the middle of 2003. The semiconductor industry again experienced a downturn that has started in the fourth quarter of 2004 and continued into 2005. These worldwide economic slowdowns and recoveries affected our financial results in 2004 and 2005. Beginning late 2005 and into January 2006 the book-to-bill ratio continues to improve, nearing parity in January 2006, reflecting a positive momentum and growing confidence in the industry, indicating a positive outlook for the year ahead. Although the outlook for the year ahead is positive, and we expect improvements in the results of the first half of 2006, we are not presently able to anticipate how such matters will affect our results in the second half of 2006, and no assurances as to future developments in respect of such matters can be given. See "- 5.D - Trend Information".

     In 2005 we continued to expand our customer base by expanding our sales and marketing activities in the Far East and Europe, strengthening our long-term relationships with distributors in Japan, Korea, Germany and Switzerland. We participate in major industry trade-shows around the globe. In 2004 we launched a new website which presents and introduces our products, and includes advanced simulation tools for demonstration of the mode of operation.

     Our growth continues to be largely dependent on the success of our semiconductor and electronic business. Revenue from sales to the semiconductor and electronic industries represented approximately 50% of our revenue in 2005, and is expected to continue to account for a significant portion of our revenues in the future.

     Our consistent and selective investments in research and development have enabled us to maintain our position in the industries that we serve, by introducing new and innovative lower cost products to answer our customers' needs. We continue to focus our efforts towards the enhancement and cost reduction of existing products and the introduction of new products, and expect to increase our research and development expenses in 2006 to further those goals.

     For the years ended December 31, 2005, 2004 and 2003, our four largest customers represented approximately 48%, 57% and 51%, respectively, of our sales. For the years ended December 31, 2005, 2004 and 2003 one customer accounted for 13%, 24% and 18% of our sales, respectively. This customer is an OEM customer to whom we sell customized products. Our margin on sales to this customer is lower than our traditional margin, due to the high volume of sales. In 2005 there was a 58% decline in sales this customer, who suffered a temporary business decline. According to forecasts provided by this customer, orders are expected to increase by 80% in 2006 as compared to 2005.

     The Company decided to contribute each year 1% of its pre-tax income to various social projects in Israel. In 2005 we contributed approximately $10 thousand to an educational leadership program for disadvantaged children.

     CRITICAL ACCOUNTING ESTIMATES

     The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include the valuation of investments, which will impact net gains (losses) if we record impairment; the valuation of marketable debt securities, which will impact our financial income (expenses) if we record impairment; valuation of inventory, which impacts gross margins; recognition and measurement of current and deferred income tax assets and liabilities, which impacts our tax provision; the allowance for doubtful accounts, which impacts our general and administrative expenses; revenue recognition and the provision for warranty, which impact our revenues and gross margin. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other policies that we consider key accounting policies; however, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective. We prepare our financial statements in accordance with Israeli GAAP. Differences between Israeli GAAP and U.S. GAAP as they relate to our financial statements are described in Note 17 to our financial statements.

     INVESTMENT IN OTHER COMPANY. Our investment in non-marketable shares if Netzer Motion Sensors Ltd. (Netzer) is presented at cost. We evaluate our investment for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, we record a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, we evaluate financial information in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As of December 31, 2005 no impairment indicators were identified.

     MARKETABLE DEBT SECURITIES. Marketable debt securities consist of held-to-maturity securities, which are debt securities in which we have invested with the intention of holding until the maturity dates of the securities. If it is determined, based on valuations, that a decline in the fair value of any of the investments is other than temporary, an impairment loss is recorded and included in the consolidated statements of income as financial expenses.

     INVENTORIES. Inventories are stated at the lower of cost and market. Cost is determined on the basis of first-in, first-out for raw materials and packaging materials, and on the basis of actual production cost for work in process and finished goods. The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable value.

     We periodically review the valuation of inventory and make an assessment of the realizable value. The factors that we consider in determining whether or not a reserve should be established includes: (a) expected usage during the next twenty four months, (b) risk of obsolescence, and (c) estimated future market demand. We provide for inventory write-offs for slow-moving items or technological obsolescence or other situations for which recoverability is not probable. If our estimated market demand is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross margin.

     TAXES ON INCOME. We operate within two taxing jurisdictions, Israel, the U.S. and, until December 2004, the Netherlands, and may be subject to audits in these jurisdictions. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. In our opinion, adequate provisions for income taxes have been made for all years. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome will not be different than those reflected in our historical income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

     Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized. As of December 31, 2005, we believed that all of the deferred tax assets, net of the valuation allowance, recorded on our balance sheet would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determine that the recovery is not probable. In accordance with Israeli GAAP, valuation allowances in respect of deferred tax assets are provided when it is not probable that all or part of the deferred tax assets will be realized.

     One difference between Israeli GAAP and U.S. GAAP which affects net income and earnings per share, relates to the establishment of deferred taxes in respect of tax exempt income. Under Israeli GAAP, deferred tax should not be provided in respect to undistributed tax-exempt earnings if the Company's policy is not to initiate such a dividend distribution. Under U.S GAAP, a deferred tax liability normally would be recorded relating to taxes that would be owed on the distribution of profits even if we do not intend currently to declare dividends. On April 1, 2005, an amendment to the Israeli Investment Law became effective, which has significantly changed the provisions of the Investment Law. Under the previous law, a company could be liquidated with no tax liability to the company on distributed profits. According to the new amendment we will be liable upon liquidation for taxes on distributed profits derived from tax-exempt income. As a result, under U.S. GAAP we would be required to record in 2005 a deferred tax liability and tax expenses in the amount of $416 thousands in respect of its tax exempt profits earned in 2004 and 2005.

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

     REVENUE RECOGNITION: We recognize revenues from product sales, net of discounts when (i) delivery has occurred in accordance with the agreed upon terms (usually ex-factory or FOB shipping point), (ii) there is persuasive evidence of an agreement in the form of a signed detailed purchase order, (iii) the fee is fixed or determinable, (iv) collection of the related receivable is probable based on past experience in respect of existing customers. With regard to new customers, we either require advance payment, or perform credit checks prior to extending any credit (v) no further obligations exist on our part. We do not grant a right of return. We market our products through our direct sales force and through distributors that are considered as final customers.

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

     The following table presents, for the periods indicated, information concerning our results of operations:

                                               YEAR ENDED DECEMBER 31,
                                        ------------------------------------
                                         2005           2004            2003
                                        ------         ------          ------
                                              U.S. DOLLARS IN THOUSANDS

Revenues                                11,428         14,376          9,205
Cost of revenues                         5,657          7,602          4,548
Gross profit                             5,771          6,774          4,657
Research & development expenses          1,629          1,668          1,415
Less grant received                        (17)          (247)          (430)
Net R&D expenses                         1,612          1,421            985
Proceeds from insurance claim                -           (182)             -
SG&A, net                                3,137          3,001          2,801
Operating income                         1,022          2,534            871
Financing income (expenses), net            12            (26)           (21)
Other income (expenses), net                 4            (20)            (9)
Income before taxes on income            1,038          2,488            841
Income taxes                                64            235             19
Net income                                 974          2,253            822

     The following table presents, for the periods indicated, information concerning our results of operations as a percentage of our revenues:

                                           YEAR ENDED DECEMBER 31
                                       2005          2004         2003
                                       -----        -----        -----
                                         %            %            %

Revenues                               100.0        100.0        100.0
Cost of revenues                        49.5         52.9         49.4
Gross profit                            50.5         47.1         50.6
Research & development expenses         14.3         11.6         15.4
Less grant received                     (0.1)        (1.7)        (4.7)
Net R&D expenses                        14.1          9.9         10.7
Proceeds from insurance claim              -         (1.3)           -
SG&A, net                               27.5         20.9         30.4
Operating income                         8.9         17.6          9.5
Financing income (expenses), net         0.1         (0.2)        (0.2)
Income before taxes on income            9.1         17.3          9.1
Income taxes                             0.6          1.6          0.2
Net income                               8.5         15.7          8.9

YEARS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004

     Our financial results for 2005 were marked by a downturn in the semi conductor and electronics industry that started in the fourth quarter of 2004 and continued into 2005. We operate in two geographic segments, Israel and the U.S.A. In 2005 approximately 63% of our revenues and 64% of our operating income were generated by the Israel segment, and approximately 37% and of our revenues and 36% of our operating income were generated by the U.S.A segment, compared to 75% of our revenues and 84% of our operating income generated by the Israel segment, and 25% of our revenues and 16% of our operating income generated by the U.S.A segment in 2004. The respective decline in revenues and operating income in 2005 as compared to 2004 originated from the Israel segment.

     REVENUES. Revenues in 2005 totaled U.S. $11,428 thousand compared with U.S. $14,376 thousand in 2004, a decrease of U.S. $2,948. This decrease of approximately 20.5% was attributable to two factors. The first and the most significant, was the decline in the business of one major customer, who in 2004 accounted for 24% of our business versus 13% in 2005. This decline accounted for approximately 70% of the total decrease in revenues. The business decline of this customer was due to specific circumstances unrelated to the industry downturn. This customer has forecasted to us that its orders to us are expected to increase by 80% in 2006 as compared to 2005. The second factor is the decrease in sales to the semi conductor and electronics industry, which accounted for approximately 30% of the decrease in revenues.

     GROSS PROFIT. Gross profit for 2005 was U.S. $5,771 thousand, or 50.5% of revenues, compared to U.S. $6,774 thousand, or 47.1% of revenues, in 2004. The increase in the gross profit percentage reflects changes in product and customers mix, especially of one major customer who in 2004 accounted for 24% of our sales, and in 2005 accounted for 13% of our sales. Our margin on sales to this customer is lower than our traditional margin. In addition, we implemented cost reductions in some of our leading products. However, we may experience future declines in gross profit margins from historical levels due to increasing competition and pricing pressures.

     NET RESEARCH AND DEVELOPMENT EXPENSES. Net research and development expenses increased by U.S. $191 thousand, or approximately 13%, to U.S.$ 1,612 thousand for the year ended December 31, 2005, as compared to U.S.$1,421 thousand for the year ended December 31, 2004 The increase was due to a decrease of U.S.$ 230 in the funding by the OCS (Office of the Chief Scientist) of our research and development activity. In 2005 we chose not to submit an application for OCS funding, and to fund our research and development using our own internal resources. Gross research and development expenses decreased slightly by approximately 2%, to U.S.$ 1,629 thousand for the year ended December 31,2005, as compared to U.S.$ 1,668 thousand for the year ended December 31, 2004. Despite the decline in revenues we continued to invest in research and development efforts towards the enhancement and cost reduction of existing products as well as introduction of new products.

     SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased by approximately 4.5% to U.S.$ 3,137 thousand in 2005, from the U.S.$ 3,001 thousand recorded in 2004. This increase of approximately U.S.$136 thousand is due primarily to increased spending on sales and marketing infrastructure, including the establishment of a Control and Application Development group as an additional fee-based service for our OEM customers world-wide. We increased sales and marketing expenses by 17.3%, or U.S.$ 229 thousand. General and administration expenses actually decreased by 5.5% in 2005 as compared to 2004.

     OPERATING INCOME. In 2005 operating income decreased by approximately 60%, or U.S.$1,512 thousand, from U.S.$2,534 thousand in 2004 to U.S.$1,022 thousand in 2005. The decrease was due to a number of factors. First is the 20.5% decrease in revenues, which led to a decrease of 14.8%, or U.S.$1,003 thousand in gross profit. The rate of the decrease in gross profit is lower than the rate of the decrease in revenues due to the improvement in the gross profit percentage of sales, from 47.1% in 2004 to 50.5% in 2005. In addition, in 2005 we did not apply for OCS funding of our research and development activities and thus increased net Research and Development expenses by 13%, or $191 thousand. Selling, general and administration also increased by approximately 4.5%, contributing to the decrease in operating income. In addition, in 2004, we received U.S.$182 thousand proceeds from an insurance claim, as settlement for a product liability claim we filed against a vendor in 2003, which increased our profitability. The proceeds comprised 1.3% of total revenues and 7.2% of total operating income in 2004.

     TAXES ON INCOME. Taxes on income in 2005 were U.S.$64 thousand, compared to U.S.$235 thousand in 2004. In 2005 we concluded a final tax assessment with the Israeli tax authorities for the years 2000, 2001, 2002 and 2003, and recorded a prior year tax adjustment of U.S. $93 thousand, which reduced our tax expense. The tax expense for the current year was U.S. $ 157 thousand. The effective tax rates for 2005 and 2004 were 15.1% and 9.4%, respectively. Generally, our effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises.

     NET INCOME. Net income for the year ended December 31, 2005 was U.S.$ 974 thousand, or $0.26 per share (diluted), compared with net income of U.S.$ 2,253 thousand, or $0.66 per share (diluted) for the year ended December 31, 2004. This decline is due to primarily to the factors discussed above, i.e. the decrease in revenues simultaneously with the increase in net research and development expenses and the increase in selling, general and administration expenses.

YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003

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

     The table below sets forth the annual rate of inflation, the annual rate of devaluation of the NIS against the U.S. Dollar and the gap between them.


                                           YEAR ENDED DECEMBER 31,
                              -------------------------------------------------
                              2005        2004       2003       2002       2001
                              ----        ----       ----       ----       ----
Inflation (CPI)               2.4%        1.2%       (1.9)%     6.5%       1.4%
Devaluation/(Revaluation)     6.8%       (1.6)%      (7.6)%     7.3%       9.3%
Inflation devaluation gap    (4.5)%       2.8%        5.7%     (0.8)%     (7.9)%

     Set forth below are details of the representative exchange rate of the US dollar in the periods indicated:

                EXCHANGE RATE   AVERAGE RATE    HIGH FOR    LOW FOR
DECEMBER 31 OF  OF 1 US DOLLAR  FOR THE YEAR    THE YEAR    THE YEAR
--------------  --------------  ------------    --------    --------
    2005            4.60            4.49          4.74       4.30
    2004            4.31            4.48          4.63       4.31
    2003            4.38            4.55          4.92       4.28
    2002            4.74            4.74          4.99       4.44
    2001            4.42            4.21          4.42       4.04

     As a result, we experienced increases in the U.S. Dollar costs of operations in Israel in 2003 and 2004, and decreases in 2001, 2002 and 2005. The changes in the U.S. Dollar cost of our operations in Israel relate primarily to the cost of salaries in Israel, which are paid in NIS, and constitute a substantial portion of our expenses in NIS. These NIS related expenses constituted approximately 32%, 20% and 22% of our total expenses for 2005, 2004 and 2003, respectively. We cannot assure you that we will not be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. In addition, a devaluation of the NIS in relation to the U.S. Dollar will have the effect of decreasing the U.S. Dollar value of any of our assets, which consist of NIS or liabilities in NIS (unless such liability is linked to the U.S. Dollar). Conversely, any increase in the value of the NIS in relation to the U.S. Dollar will have the opposite effect. We do not currently, and have no plans to, utilize currency hedging instruments, and we do not hold or issue derivative securities.

     The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on March 13, 2006 was NIS 4.717 = $1.00.

EFFECTIVE CORPORATE TAX RATE

     The taxable income of Israeli corporations is subject to corporate tax at the statutory rate. Until December 31, 2003, the regular tax rate applicable to income of companies in Israel was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates:
2004 - 35%, 2005 - 34%, 2006 - 32%, 2007 - 27%, 2009 - 26%, 2010 and thereafter
- 25%. Because we have elected to participate in the alternative package of tax benefits for our approved enterprise programs, the income derived from our approved enterprise programs will be exempt from Israeli taxes on corporate income during certain benefit periods. The overall corporate tax rate for 2005, 2004 and 2003 for our company was 6.2%, 9.4% and 2.25% respectively. The period of benefits for the investment plans in effect expires 2013.

     As of December 31, 2005 our subsidiary in the U.S. had approximately U.S. $326 thousand in tax loss carry-forwards, which expire in 2022. We have established deferred tax assets which reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The principal component relates to the loss carry-forwards. Realization of deferred tax assets is contingent on future taxable earnings. A valuation allowance has been provided for the portion of those assets which we consider not probable of realization.

5B. LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

     We had cash, cash equivalents, bank deposits, short-tem marketable securities and long-term financial investments of U.S. $5,077 thousand at the end of 2005, including U.S. $2,925 thousand invested in corporate debt securities, and U.S. $511 invested in other marketable securities, reflecting an increase of U.S. $1,451 thousand from the U.S. $3,626 thousand recorded a year earlier. We generated cash from operating activities of U.S. $1,524 thousand in 2005, U.S. $1,501 thousand in 2004 and U.S. $1,482 thousand in 2003. The primary sources of cash from operating activities have been net income, as adjusted to exclude the effect of non-cash charges, and changes in working capital levels, including accounts receivable and inventories. We generated cash from financing activities by the raising of equity funds in the amount of U.S. $31 thousand in 2005 and U.S. $871 thousand in 2004 through the exercise of employee stock options. The cash flow from operations and from financing activities was used to finance U.S. $116 thousand in 2005 and U.S. $159 thousand in 2004 of capital expenditures. Computers, software and testing equipment comprised the majority of the capital spending. In 2004 we repaid U.S. $1,349 thousand long-term loan to a bank. As of December 31, 2004 and 2005 respectively, we had no liability to banks. We have not undertaken any external financing activities for several years. Of the U.S. $2,925 thousand invested in corporate debt securities, U.S. $724 thousand will mature in 2006 and U.S. $2,201 thousand will mature in 2007 and 2008. We view this investment as a long-term investment, and it is our intention to hold the securities to maturity. We believe that our currently available cash and cash equivalents and funds generated from operations will be sufficient to meet our working capital requirements for the next twelve months.

     Capital expenditures during 2005 totaled U.S. $116 thousand, compared with U.S.$159 thousand in 2004.

     Inventories grew slightly from U.S. $2,784 thousand as at December 31, 2004 to U.S. $2,833 thousand as at December 31, 2005. Inventories as a percentage of revenues increased to 24.8% as at December 31, 2005, as compared to 19.4% as at December 31, 2004. This increase in inventory as a percentage of sales was due primarily to year-end bookings and forecasts which indicate increased sales in the first quarter of 2006, compared to 2004 year-end bookings and forecasts which indicated decreased sales in the first quarter of 2005. Net trade receivables decreased by U.S.$653 thousand at year end, from U.S.$ 3,170 thousand as at December 31, 2004, to U.S.$ 2,517 thousand as at December 31, 2005 because of the decrease in products sold; however, the period trade receivables were outstanding (calculated by dividing trade receivables at year-end into latest quarter revenues), decreased to 80 days on December 31, 2005 from 81 days on December 31, 2004 as we continued to focus on improved collections. We did not record any significant bad debts during 2005.

CONTRACTUAL OTHER COMMITMENTS

     The following table summarizes our contractual obligations as at December 31, 2005:

                                           PAYMENTS DUE IN
                              --------------------------------------------
                                                                      AFTER
                              TOTAL     2006      2007      2008      2008
                              -----     ----      ----      ----      ----
                                       U.S. DOLLARS IN THOUSANDS
                              --------------------------------------------
CONTRACTUAL OBLIGATIONS:
Operating Rental Leases        273       110       110        53         -
Vehicle Leases                 196       119        70         7         -
Severance Pay                  134         -         -         -       134
Total                          603       229       180        60       134
                               ===       ===       ===       ===       ===

     Operating rental lease obligations represent commitments under commercial facility leases, and vehicle lease obligations cover vehicle lease commitments for vehicles used by our employees.

     As at December 31, 2005, and as at December 31, 2004 we had no debt outstanding. Our existing cash is invested in short-term investments which bear floating interest rates, in marketable securities and in long-term corporate bonds which we intend to hold to maturity, bearing a fixed interest rate.

     We are not aware of any material commitments for capital expenditures in the future.

5C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We place considerable emphasis on research and development projects designed to upgrade our existing product lines and to develop new applications of our technologies. As of December 31, 2005, 20 employees were engaged primarily in research and development.

The following table shows the total research and development expenditures of the Company and participation in such expenditures by the Government of Israel for the periods indicated:

                                                                      YEAR ENDED DECEMBER 31
                                                              ------------------------------------
                                                               2005            2004         2003
                                                              -------        -------       -------
                                                                    U.S DOLLARS IN THOUSANDS
                                                              ------------------------------------
Internally-funded research and development expenditures       $ 1,629        $ 1,174       $   555
Governmental participation                                        (17)           247           430
                                                              -------        -------       -------

Total outlay for research and development                     $ 1,612        $ 1,421       $   985

5D.  TREND INFORMATION

The industries that we serve strengthened beginning in late 2005 into 2006, after recovering from a downturn which started in the last quarter of 2004 and continued through most of 2005. We cannot predict the duration and the extent of slowdowns and upturns in the semiconductor and electronics industry and our ability to foresee future trends in the flow of orders for certain of our products remains generally limited, as is our ability to forecast the extent to which these factors may affect our revenues and profitability during 2006. As sales to the semiconductor and electronics industries account for approximately 50% of our revenues, our business, financial condition and results of operations may be materially and adversely affected by the industry's business cycles, the timing, length and volatility of which are difficult to predict. The industry has historically been cyclical due to sudden changes in demand and manufacturing capacity, including capacity using the latest technology.

5E.  OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.  DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information concerning our directors and executive officers as of February 28, 2006.

           NAME                AGE                        POSITION
           ----                ---                        --------

Ze'ev Kirshenboim(1)(2)(3)      52     President, Chief Executive Officer and Chief Financial Officer
Jacob Engel(1)(4)               57     Chairman of the Board of Directors
Eli Dayan(5)(6)                 65     Director
Ze'ev Ritman(5)(6)              54     Director
Alexandra Pluber(5)(6)          52     Director
Dror Marom                      40     Chief Operating Officer and Vice President of Sales and Marketing
Alexander Chrichoff             53     Chief Technology Officer
Dorit Ringelstein (7)           55     Vice President of Finance
Moni Carmeli                    44     Vice President of Research and Development
Michael Har'el                  39     Internal Auditor
Ilana Kirshenboim(2)            52     Vice President of Human Resources and Corporate Secretary

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

6B.  COMPENSATION

     The aggregate accrued compensation of all nine persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2005 was approximately U.S. $1,173 thousand. Our directors who are officers will not receive compensation for serving as directors in 2006; our directors who are not officers will receive compensation for serving as directors in 2006. From time to time, we grant options under our stock option plans (described below). We have adopted several stock option plans pursuant to which, from time to time, we grant stock options to our employees, as well as certain of our directors, officers and consultants. For a description of these plans, see Item 10. The total amounts set aside and accrued to provide for severance pay commitments to our employees was U.S. $704 thousand and U.S. $663 thousand as at December 31, 2005 and 2004, respectively.

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

EXTERNAL DIRECTORS

     Under the Israeli Companies Law, companies incorporated in Israel whose shares have been offered to the public in or outside Israel are required to appoint at least two external directors (External Directors). At least one external director is required to have "accounting and financial expertise" and the other(s) are required to have "professional expertise" or "accounting and financial expertise". A director has "professional expertise" if he or she satisfies one of the following:

          (i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

          (ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

          (iii) the director has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

     The above qualifications do not apply to external directors appointed prior to January 19, 2006, such as our external directors. However, an external director may not be appointed to an additional term unless: (i) such director has "accounting and financial expertise"; or (ii) he or she has "professional expertise", and on the date of appointment for another term there is another external director who has "accounting and financial expertise" and the number of "accounting and financial experts" on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

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

     Under the Companies Law, each committee of a company's board of directors must include at least one External Director. An External Director is appointed for an initial term of three consecutive years, and may be re-appointed for one additional three-year term. Mr. Ritman and Ms. Pluber are the Company's External Directors. Regulations promulgated under the Companies Law set the minimum and maximum compensation, which may be paid to External Directors. An External Director is otherwise prohibited from receiving any other compensation in connection with his services as a director. Mr. Ritman's term as an External Director was renewed for a second term ending on June 2006. Ms. Pluber was appointed as an External Director in January 2005 for a three year term.

DIRECTORS' SERVICE CONTRACTS

     We have no directors' service contracts that provide for benefits upon termination.

     See Item 7B. "Related Party Transaction", for a description of the employment agreement between us and Mr. Kirshenboim, our Chief Executive Officer, Chief Financial Officer, Director, and a holder of approximately 26% of our shares.

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

     NASDAQ

     The rules of NASDAQ require us to establish an audit committee comprised solely of independent directors. The responsibilities of the audit committee under the NASDAQ rules include the selection and evaluation of the outside auditors and evaluation of their independence.

     Nasdaq has imposed independence requirements on each member of the audit committee that implement two basic criteria for determining independence: (i) audit committee members are barred from accepting any consulting, advisory or other compensatory fee from the issuer or a subsidiary of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

     For these purposes, "affiliate" means "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. "The term "control" is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

     The Company's audit committee satisfies both the current Israeli law and the NASDAQ requirements. The current members of the audit committee are Eli Dayan, Alexandra Pluber and Ze'ev Ritman. Based on the information provided by these individuals they are in compliance with Nasdaq's independence requirements.

OPTIONS COMMITTEES

     In addition to the Audit Committee, our Board of Directors has established an Options Committee, which was delegated the power to allocate stock options to our employees, officers and consultants, subject to the receipt of all approvals required in the event of the allocation of stock options to directors or controlling shareholders. The delegation of these powers to the Option Committee does not preclude the Board of Directors from exercising these powers. The members of the Option Committee are Messrs. Jacob Engel, Ze'ev Ritman and Ze'ev Kirshenboim.

REMUNERATION COMMITTEE

     We currently do not have in place remuneration, nomination or compensation committees, and the actions ordinarily be taken by such committees of such committees are resolved by the majority of our independent directors.

INDEMNIFICATION, EXCULPATION AND INSURANCE OF DIRECTORS AND OFFICERS

     The Israeli Companies Law provides that an Israeli company cannot absolve an officer or director (hereinafter jointly referred to as "Officer") from liability with respect to a breach of his or her fiduciary duty, but may, under certain circumstances, absolve an Officer from liability with respect to a breach of its duty of care.

     Our Articles of Association provide for indemnification of our Officers (including directors) to the fullest extent provided by law. The Israeli Companies Law provides that a company may not indemnify an Officer nor exempt an Officer from liability toward a company, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

     (i) a breach of fiduciary duties, unless the Officer acted in good faith and had reasonable basis to believe that the act would not prejudice the company;

     (ii) a breach of duties of care if such breach was committed intentionally or recklessly (except if committed negligently);

     (iii) an act or omission with the intent to unlawfully derive a personal benefit; or

     (iv) a fine or a forfeiture.

     The Israeli Companies Law allows the company's shareholders to include in its articles of association either of the following provisions:

     (i) a provision authorizing the company to grant in advance an undertaking to indemnify an Officer, providing the undertaking is limited to specified classes of events which the board of directors deems foreseeable in light of the company's actual activities at the time of grant and limited to an amount or measures determined by the board to be reasonable under the circumstances; or

     (ii) a provision authorizing the company to retroactively indemnify an Officer.


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

6D.  EMPLOYEES

     The following table sets forth the number of full-time employees employed by us on December 31 of the years 2004, 2003, and 2002

                       ACS-TECH80                           ACS-TECH80
   DECEMBER 31,       LTD.(ISRAEL)     TECH80(USA)           EUROPE BV
   ------------       ------------     -----------           ---------
                                                           (Netherlands)

       2005               53               7                     -
       2004               55               5                     1
       2003               47               5                     1

     In January 2005, the office in the Netherlands was closed and the sole employee was released.

     As of December 31, 2005, of our full-time employees, 19 were employed in production, 20 in research and development, 9 in marketing and sales, and 12 in administration. We believe that we have good relations with our employees and we have never experienced a labor dispute, strike or work stoppage.

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

     Israeli law generally requires severance pay, which may be funded by Manager's Insurance ("Bituach Menahalim", which is described below) upon the retirement or death of an employee or termination without cause (as defined in the law). Our payments to Manager's Insurance for severance pay amount to approximately 8.33% of the wages paid during the employment period. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, as well as for national health insurance. The payments to the National Insurance Institute are equal to approximately 16% of wages (up to a specified amount), of which the employer contributes approximately 35% and the employee contributes 65%.

     A general practice followed by us until June 2000 with respect to our employees in Israel, although not legally required, is the contribution of funds on behalf of most of its employees to Manager's Insurance. This fund provides a combination of savings plans, insurance, and severance pay benefits to the employee, providing the employee with a lump sum payment upon retirement and securing severance pay for the employee, if legally entitled, upon the termination of employment. Each employee who participates in such plan contributes an amount of up to 5% of such employee's salary, and we contribute the equivalent of 13.33% to 15.83%, which includes the 8.33% for the severance pay mentioned above. In June 2000 we entered into a collective agreement with the local labor union and a certain social insurance corporation ("Mivtachim"), effective as of April 2000, pursuant to which all of our new production workers will be covered by policies similar to the Manager's Insurance issued by Mivtachim. Our contribution to such policies is similar to our contributions to Manager's Insurance. Employees that wish to replace their Manager's Insurance with the Mivtachim insurance may do so, subject to the approval of Mivtachim. As an additional benefit to most employees, we also contribute 5% to 7.5% of the employee's wages to "professional advancement" funds for managers, engineers and others, and such employees contribute an additional 2.5% of their wages to such fund.

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

     We are subject to the labor laws and regulations in the other jurisdictions in the world where we have employees, specifically in the United States.

THE ACS STOCK OPTION PLANS:

     Prior to the public offering, we adopted the ACS 1997 Stock Option Plan. The 1997 plan authorizes the issuance of options to employees, shareholders and related parties to purchase an aggregate of 285,000 Ordinary Shares. The exercise price shall not be less than 100% of the fair market value of such shares on the date the option is granted. A total of 219,000 options have been granted under this plan as of February 28, 2006. The 1997 plan expires in August 2007.

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

     A total of 136,466 options have been granted under this plan as of February 28, 2006. The 1998 plan expires in January 2008.

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

     A total of 382,564 options have been granted under this plan as of February 28, 2006.

     Options under each of these plans are exercisable and restrictions on disposition of these shares lapse according to the terms of the individual agreement under which such options were granted or shares issued.

     All three plans are administered by the Options Committee appointed by the Board of Directors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.  MAJOR SHAREHOLDERS

     The following table sets forth, as of February 28, 2006 the number of Ordinary Shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares. The information in this table is based on 3,113,577 Ordinary Shares outstanding as of February 28, 2006. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of February 28, 2006.


                                                         TOTAL
                                         NUMBER OF     NUMBER OF
                           NUMBER OF    OPTIONS TO      SHARES
                          OUTSTANDING    PURCHASE     BENEFICIALLY PERCENTAGE
NAME OF BENEFICIAL OWNER  SHARES OWNED    SHARES        OWNED (3)  OWNERSHIP(4)
------------------------  ------------    ------        ---------  ------------

Ze'ev Kirshenboim (1)       759,503       233,720       993,223       29.7%
Jacob Engel (2)             600,806        15,000       615,806       19.7%

----------

(1) The amount includes 1,440 Ordinary Shares held by Ilana Kirshenboim, Mr. Kirshenboim's spouse. The amount also includes the following options held by Mr. Kirshenboim: 15,000 options, exercisable at $4.438 per share and expiring December 2006; 38,720 options, exercisable at $5 per share and expiring August 2007; 40,000 options, exercisable at $4.77 per share and with no expiration date, 60,000 options, exercisable at $6.44 per share with no expiration date, and 60,000 options, exercisable at $4.54 and expiring December 2015, and also 20,000 options held by Ilana Kirshenboim, Mr. Kirshenboim's spouse, as follows: 7,000 options exercisable at $5 per share and expiring August 2007; 3,500 options exercisable at $1.75 per share and expiring December 2010, 3,000 options exercisable at $2.89 per share and expiring December 2007, 1,500 options, exercisable at $3.5 per share and expiring December 2010, and 5,000 options exercisable at $6.44 per share with no expiration date.

(2) The amount includes 5,000 options, exercisable at $3.5 per share and expiring December 2010, 5,000 options, exercisable at $6.44 per share with no expiration date, and 5,000 options, exercisable at $4.54 per share and expiring December 2015

(3) The amount includes ordinary shares owned by each of the above, directly or indirectly and options immediately exercisable or that are exercisable within 60 days from February 28, 2006.

(4) As to each shareholder, the percentage is calculated using the amount beneficially owned by such shareholder (as determined in accordance with footnote (3) divided by the number of total outstanding ordinary shares and the shares issuable pursuant to the exercise of options exercisable within 60 days from February 28, 2006, if any, held by such shareholder. Ordinary shares subject to options that are immediately exercisable or exercisable within 60 days of February 28, 2006 are deemed outstanding for computing the ownership percentage of the shareholder holding such options, but are not deemed outstanding for computing the ownership of any other shareholder.

     In the year 2000 we purchased 24,800 of our Ordinary Shares on the market, pursuant to a buyback plan announced on June 2000.

     The major shareholders do not have different voting rights than the other shareholders.

     On March 8, 2006, there were 489 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately 31% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

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

     In November 2004, we entered into an employment agreement with Mr. Kirshenboim, our President, Chief Executive Officer and holder of approximately 24% of the Company's shares, for a period of 5 years, commencing on January 1, 2005 and ending on December 31, 2009. This agreement terminates and replaces our 2003 Management Agreement with Mr. Kirshenboim. During the employment period, Mr. Kirshenboim will serve in the capacity of President, Chief Executive Officer, Chief Financial Officer, and President and Chairman of the Board of ACS-Tech80 Inc. As compensation for his services, he will receive an annual gross salary of U.S. $376 thousand that will be increased by 5% once every year, beginning on January 1, 2006. Mr. Kirshenboim is entitled to participate in our benefits plans for which he qualified. In addition, Mr. Kirshenboim is entitled to reimbursement for any expenses incurred in connection with his services to the Company. Once every year, beginning in 2006, Mr. Kirshenboim shall be given a bonus not to exceed 7.5% of the previous year's consolidated income before tax, in cash, options and/or shares, as determined by the Board of Directors. The value of the bonus will be based upon the success of the Company, the attainment of Company's goals, and Mr. Kirshenboim's contributions to the Company. The employment agreement contains confidentiality provisions with respect to information relating to our business and technology and, upon termination of his employment agreement. Mr. Kirshenboim is subject to non-compete provisions for a period of two years. In any event of termination of the employment agreement, Mr. Kirshenboim is obligated to provide us, for a period of additional 24 months following the termination, technical and managerial support, assistance and consulting, to the extent we require such support, assistance or consulting. During this period following termination, Mr. Kirshenboim will be entitled to receive a monthly salary equal to his last monthly total salary prior to the termination of the agreement, whether or not we require such support, assistance or consulting services and without regard to the extent the services shall actually be provided by him. The employment agreement was approved by the Company's annual shareholders meeting.

Ms. Ilana Kirshenboim, Ze'ev Kirshenboim's spouse, is employed by us as Vice President of Human Resources and as our Corporate Secretary, at an annual base salary of U.S.$45 thousand.

7C.  INTEREST OF EXPERT AND COUNSEL

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

     In 2004 we received letters from the OCS, claiming that the royalties should be computed on sales of all of our products, and not only on sales of products that we claim were developed with the OCS support. Accordingly, the OCS asked for additional royalties in the amount of approximately $850 thousand. We believe, based on the opinion of our legal advisors, that we do not owe any additional royalties to the OCS. We believe that our computations are correct and discussions are held with the OCS in order to settle the matter. We have not recorded a provision in respect of the above amount in our financial statements.

     Other than the aforementioned proceeding, we are currently not involved in any legal or arbitration proceedings.

DIVIDEND POLICY

     We do not have any plans to pay dividends. Since the initial listing of our shares on the NASDAQ Capital(R) Market, we have not distributed dividends.

8B.  SIGNIFICANT CHANGES

     No significant changes have occurred since the date of the annual financial statements, and/or since the most recent interim financial statement.

ITEM 9. THE OFFER AND LISTING

9A.  OFFER AND LISTING DETAILS

     Our Ordinary Shares are traded in the United States on the Nasdaq Capital(R) Market under the symbol "ACSEF".

     The following table sets forth the high and low sales prices of the Ordinary Shares for the periods specified.

           PERIOD                               LOW                    HIGH
           ------                               ---                    ----

MOST RECENT  SIX MONTHS:
February 2006                                   4.60                   5.50
January 2006                                    4.10                   5.16
December 2005                                   4.20                   5.15
November 2005                                   3.90                   4.94
October 2005                                    3.46                   3.89
September 2005                                  3.60                   3.94

2005
First Quarter                                   5.09                   8.25
Second Quarter                                  2.85                   5.77
Third Quarter                                   2.90                   4.40
Fourth Quarter                                  3.46                   5.15

2004
First Quarter                                   3.67                  12.50
Second Quarter                                  7.08                  12.45
Third Quarter                                   8.67                  12.59
Fourth Quarter                                  6.00                  12.25

2003
First Quarter                                   1.02                   2.24
Second Quarter                                  1.02                   1.93
Third Quarter                                   1.52                   2.14
Fourth Quarter                                  1.8                    4.76

2005                                            2.85                   8.25
2004                                            3.67                  12.59
2003                                            1.02                   4.76
2002                                            1.53                   3.08
2001                                            2.21                   6.50

     On March 14, 2006 the closing price of our Ordinary Share as quoted on Nasdaq Capital(R) Market was $4.82.

9B.  PLAN OF DISTRIBUTION

     Not applicable.

9C.  MARKETS

     Our Ordinary Shares are traded only in the United States on the Nasdaq Capital(R) Market.

9D.  SELLING SHAREHOLDERS

     Not applicable.

9E.  DILUTION

     Not applicable.

9F.  EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

     Not applicable.

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

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

     Under our amended Articles of Association our authorized share capital consists of 8,000,000 Ordinary Shares par value NIS 0.01, of which 3,088,776 Ordinary Shares are outstanding, not including 24,801 shares held in treasury.

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

     Under the Companies Law, a notice of an annual meeting must be made public and delivered to every shareholder registered in the shareholders register at least 21 days before the meeting is convened, unless the articles of association of the company determine otherwise. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than four days, before the date of the meeting. Under the Companies Law, a shareholder who intends to vote a meeting is entitled to receive from the stock exchange member through which the shares of such shareholder are held, an approval proving ownership of the shares by such shareholder. Under these regulations, a shareholder whose shares are registered with a member of a stock exchange (such as NASDAQ or the Tel Aviv Stock Exchange) must provide us with an authorization from such member regarding his ownership as of the record date.

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

RIGHT OF NON-ISRAELI SHAREHOLDERS OWN SHARES OR TO VOTE

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

10C. MATERIAL CONTRACTS

Not Applicable.

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

10E. TAXATION

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary sets forth the material United States federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares ("U.S. Shareholders"); (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations or other entities taxable as corporations created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of its source; and (iv) trusts, if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations promulgated there under and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations and foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the Company's outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the U.S. dollar, or (g) any aspect of state, local or non-United States tax law.

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

     Our Ordinary Shares are quoted on the NASDAQ Capital(R) Market. You may inspect reports and other information concerning ACS - Tech 80 Ltd. at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

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

INTEREST RATE RISK

     Cash and cash equivalents as of December 31, 2005, in the amount of U.S. $1,641 thousand bore interest at fixed rates of 2.9% - 4.2% per annum. Held-to-maturity marketable securities in the amount of U.S. $2,925 thousand, with the same aggregate fair market value, consisted mainly of non-Israeli debentures, which bore interest at the rates of 2.75%-7% per annum and mature as follows: U.S. $724 thousand in 2006, U.S. $1,522 thousand in 2007 and U.S. $679 in 2008. Due to the relatively short-term maturities of our cash, deposits and securities portfolio, an immediate 10% change in interest rates is not expected to have a material effect on our near-term financial condition or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     (a) DISCLOSURE CONTROLS AND PROCEDURES. We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our President (our principal executive officer and principal financial officer) to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. Nevertheless, based on an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Form 20-F performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of our President, our management, including our President (our principal executive officer and principal financial officer), concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Form 20-F at the reasonable assurance level referred to above.

     (b) INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected or are reasonable likely to materially affect, our internal control over financial reporting

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Eli Dayan meets the definition of an "audit committee financial expert", as defined in Item 16A of Form 20-F, and that Mr. Dayan meets the audit committee independence requirements of Nasdaq applicable to our company.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

FEES AND SERVICES

     The table below summarizes the audit fees paid by us during each of 2004 and 2005 to our principal independent registered public accountant during such years.

                     YEAR ENDED DECEMBER 31, 2004   YEAR ENDED DECEMBER 31, 2005
                     ----------------------------   ----------------------------
SERVICES RENDERED       FEES        PERCENTAGE        FEES          PERCENTAGE
-----------------       ----        ----------        ----          ----------
                              (In thousands, except percentage)

Audit fees (1)           $76             92            $66             75
Tax services               -              -            $19             21
All other fees (2)       $ 7              8            $ 4              4
Total                    $83            100            $89            100


----------

(1) Includes professional services rendered with respect to the audits of our annual consolidated financial statements, statutory audits, consents and assistance with review of Form 20-F filed with the SEC.

(2) Includes fees for services for employee benefit plans in 2004 and fees for SEC matters consulting 2005.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

The audit committee of our Board of Directors chooses and engages our independent auditors to audit the Company's financial statements. Our audit committee has adopted a policy requiring management to obtain the audit committee's approval before engaging our independent auditors to provide any audit or permitted non-audit services to the Company or its subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the audit committee to pre-approve annually various audit and non-audit services that may be performed by the Company's auditors. Pre-approval of an audit or non-audit service may be given on an individual basis. In addition, the Audit Committee limited the aggregate amount of fees the Company's auditors may receive during 2006 for non-audit services. Services not pre-approved by the Audit Committee require pre-approval by the Audit Committee on a case-by-case basis. The Audit Committee is not permitted to approve the engagement of the Company's auditors for any services that fall into a category of services that is not permitted by applicable law or if the services would be inconsistent with maintaining the auditor's independence.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE.

     Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS.

     Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     Our and our subsidiary's Consolidated Financial Statements beginning on pages F-1 through T-13, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.




INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       PAGE
                                                                       ----

Index to Consolidated Financial Statements                             F-1

ACS-TECH 80 LTD.

Reports of Independent  Registered Public Accounting Firms             F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets                                         F-3 - F4
Consolidated Statements of Operations                                  F-5
Statements of Changes in Shareholders' Equity                          F-6
Consolidated Statements of Cash Flows                                  F-7
Notes to the Consolidated Financial Statements                      F-8 - F-45
Appendix                                                               F-46

TECHNOLOGY 80 INC. D/B/A ACS-TECH 80 INC.

Report of Independent  Registered Public Accounting Firm               T-1

Audited Financial Statements 2003 and 2002                          T-2 - T-13

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

4.8 Employment Agreement between the registrant and Ze'ev Kirshenboim entered in November 2004. (incorporated herein by reference to Exhibit
          4.8 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

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


Dated: March 16, 2006


                                          ACS - TECH 80 LTD.

                                          By: /s/ Ze'ev Kirshenboim
                                          -------------------------
                                          Ze'ev Kirshenboim
                                          President and Chief Executive Officer

                     ACS - TECH 80 LTD. AND ITS SUBSIDIARIES
                            (AN ISRAELI CORPORATION)

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2005


                                TABLE OF CONTENTS


                                                                         PAGE
                                                                        ------
ACS-TECH80 LTD.

Reports of Independent Registered Public Accounting Firms                 F-2

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets                                            F-3 - F-4

Consolidated Statements of Operations                                     F-5

Statements of Changes in Shareholders' Equity                             F-6

Consolidated Statements of Cash Flows                                     F-7

Notes to the Consolidated Financial Statements                        F-8 - F-45

Appendix                                                                 F-46


TECHNOLOGY 80 INC.  D/B/A ACS-TECH80 INC.

Report of Independent Registered Public Accounting Firm                   T-1

Audited Financial Statements 2003 and 2002                            T-2 - T-13

[ERNST & YOUNG LOGO]


                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF
                                 ACS TECH80 LTD.


We have audited the accompanying consolidated balance sheets of ACS Tech 80 Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of a wholly-owned subsidiary, which statements reflect total assets constituting 18% in 2003 and total revenues constituting 29% in 2003, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for this subsidiary (before reconciliation to accounting principles generally accepted in Israel), is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Israel which differ in certain aspects from U.S. generally accepted accounting principles, as described in Note 17 to the consolidated financial statements.


                                                  KOST FORER GABBAY & KASIERER
                                                A MEMBER OF ERNST & YOUNG GLOBAL

Haifa, March 8, 2006

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands)

                                                                                            DECEMBER 31,
                                                                                        ---------------------
                                                                              NOTES      2005          2004
                                                                             -------    -------       -------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                       3       $ 1,641       $ 2,626
Marketable equity securities                                                                511             -
Marketable debt securities                                                                  724             -
Trade receivables (net of allowance for doubtful accounts in the amount
of  $43 and $48 as of December 31, 2005 and 2004, respectively)                 4         2,517         3,170
Inventories                                                                     5         2,833         2,784
Other accounts receivable                                                       6           330           376
                                                                                        -------       -------

TOTAL CURRENT ASSETS                                                                      8,556         8,956
                                                                                        -------       -------

LONG-TERM ASSETS
Deferred income taxes                                                          13           121           142
Marketable debt securities                                                                2,201         1,000
Investment in other company                                                     7         1,218         1,218
Lease deposits                                                                              120           105
                                                                                        -------       -------
TOTAL LONG-TERM ASSETS                                                                    3,660         2,465
                                                                                        -------       -------

PROPERTY AND EQUIPMENT                                                          8
Cost                                                                                      3,465         3,418
Less - accumulated depreciation                                                           2,810         2,498
                                                                                        -------       -------
                                                                                            655           920
                                                                                        -------       -------



TOTAL ASSETS                                                                            $12,871       $12,341
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

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands, except per share data)


                                                                                              DECEMBER 31,
                                                                                        ------------------------
                                                                             NOTES         2005             2004
                                                                            --------    --------        --------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables                                                                          $  1,118           1,376
Other accounts payable and accruals                                             9          1,030           1,229
                                                                                        --------        --------
TOTAL CURRENT LIABILITIES                                                                  2,148           2,605
                                                                                        --------        --------



ACCRUED SEVERANCE PAY, NET                                                     10            134             152
                                                                                        --------        --------

CONTINGENCIES AND COMMITMENTS                                                  11

SHAREHOLDERS' EQUITY                                                           12
Share capital - Ordinary Shares of New Israeli Shekels
  (NIS) 0.01 par value
   Authorized - 8,000,000 shares as of December 31, 2005 and 2004;
   Issued - 3,113,577 and 3,101,647  shares as of December 31, 2005 and
   2004, respectively;
   Outstanding - 3,088,776 and 3,076,846 shares as of December 31, 2005
   and 2004, respectively                                                                     10               9
   Additional paid-in capital                                                              6,743           6,713
   Retained earnings                                                                       4,182           3,208
   Treasury shares - at cost (December 31, 2005 and 2004 - 24,801
   shares)                                                                                  (346)           (346)
                                                                                        --------        --------
TOTAL SHAREHOLDERS' EQUITY                                                                10,589           9,584
                                                                                        --------        --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                              $ 12,871        $ 12,341
                                                                                        ========        ========


March 8, 2006       By: /s/ Dorit Ringelstein         By: /s/ Ze'ev Kirshenboim
----------------    -------------------------         -------------------------
Date of approval        DORIT RINGELSTEIN                 ZE'EV KIRSHENBOIM
                    Vice-President of Finance         Chief Executive Officer,
                                                     Chief Financial officer and
                                                               Director

         The accompanying notes are an integral part of the consolidated financial statements.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands, except share data)

                                                                          YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------
                                                      NOTES         2005            2004            2003
                                                     --------     --------        --------        --------
Revenues                                                14a       $ 11,428        $ 14,376        $  9,205
Cost of revenues                                        14b          5,657           7,602           4,548
                                                                  --------        --------        --------

Gross profit                                                         5,771           6,774           4,657
                                                                  --------        --------        --------

Research and development costs:
Costs incurred                                                       1,629           1,668           1,415
Less participations                                                    (17)           (247)           (430)
                                                                  --------        --------        --------

Research and development costs, net                                  1,612           1,421             985
Selling, general and administrative expenses, net       14c          3,137           3,001           2,801
Proceeds from insurance claim                                            -            (182)              -
                                                                  --------        --------        --------

Total operating costs                                                4,749           4,240           3,786
                                                                  --------        --------        --------

Operating income                                                     1,022           2,534             871
Financing expenses, net                                 14d             12             (26)            (21)
Other income (expenses)                                                  4             (20)             (9)
                                                                  --------        --------        --------

Income before income taxes                                           1,038           2,488             841
Income taxes                                            13e            (64)           (235)            (19)
                                                                  --------        --------        --------

Net income                                                        $    974        $  2,253        $    822
                                                                  --------        --------        --------

Earnings per share:                                     14e
Basic net earnings per share                                      $   0.31        $   0.70        $   0.28
                                                                  ========        ========        ========
Diluted net earnings per share                                    $   0.26        $   0.66        $   0.26
                                                                  ========        ========        ========

Weighted average number of shares used in
computation of earnings per share (in thousands)
Basic                                                                3,141           3,210           2,965
                                                                  ========        ========        ========
Diluted                                                              3,472           3,383           3,269
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


                                      SHARE CAPITAL
                                 -----------------------
                                  NO. OF                     TREASURY         SHARE        CAPITAL       RETAINED
                                  SHARES        AMOUNT         STOCK         PREMIUM       RESERVE       EARNINGS         TOTAL
                                 ---------     ---------     ---------      ---------     ---------      ---------      ---------
BALANCE AT JANUARY 1, 2003   (**)2,795,200     $       9     $    (346)     $   5,531     $      28      $     413      $   5,635

Options exercised                    1,750     *       -             -              3             -              -              3
Share dividend                           1             -             -            280             -           (280)             -
Expiration of options                    -             -             -             28           (28)             -              -
Net income                               -             -             -              -             -            822            822
                                 ---------     ---------     ---------      ---------     ---------      ---------      ---------

BALANCE AT DECEMBER 31, 2003     2,796,951             9          (346)         5,842             -            955          6,460

Options exercised                  279,895     *       -             -            871             -              -            871
Net income                               -             -             -              -             -          2,253          2,253
                                 ---------     ---------     ---------      ---------     ---------      ---------      ---------

BALANCE AT DECEMBER 31, 2004     3,076,846             9          (346)         6,713             -          3,208          9,584

Options exercised                   11,930             1             -             30             -              -             31
Net income                               -             -             -              -             -            974            974
                                 ---------     ---------     ---------      ---------     ---------      ---------      ---------

BALANCE AT DECEMBER 31, 2005     3,088,776     $      10     $    (346)     $   6,743             -      $   4,182      $  10,589
                                 =========     =========     =========      =========     =========      =========      =========


*    Less than $1.
**   Net of 24,801 shares treasury stock.


         The accompanying notes are an integral part of the consolidated financial statements.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands)

                                                                               YEAR ENDED DECEMBER 31,
                                                                        -------------------------------------
                                                                          2005          2004            2003
                                                                        -------        -------        -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                              $   974        $ 2,253        $   822
Adjustments required to reconcile net income to net cash provided by operating activities:
Capital loss (gain)                                                          (4)            20              9
Depreciation and amortization                                               358            383            412
Deferred taxes                                                               62             88              5
Accrued severance pay, net                                                  (18)           (86)          (118)

Changes in operating asset and liability items:
Decrease (increase) in trade receivables                                    653           (725)        (1,006)
Decrease (increase) in other receivables                                      5            (13)           118
Increase (decrease) in trade payables                                      (258)            22            742
Increase (decrease) in accounts payable and accruals                       (199)           362            203
Decrease (increase) in inventories                                          (49)          (803)           295
                                                                        -------        -------        -------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                 1,524          1,501          1,482
                                                                        -------        -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                                         (116)          (159)           (53)
Proceeds from short-term restricted bank deposits                             -          1,029             67
Investment in marketable equity securities                                 (511)             -              -
Investment in long-term bank deposits                                         -              -            (75)
Investment in marketable debt securities                                 (1,925)        (1,000)             -
Prepaid expenses and other long term assets                                 (15)            (9)             2
Proceeds from sale of property and equipment                                 27             12             21
                                                                        -------        -------        -------

NET CASH USED IN INVESTING ACTIVITIES                                    (2,540)          (127)           (38)
                                                                        -------        -------        -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loans                                                  -         (1,349)        (1,265)
Proceeds from options exercised by employees                                 31            871              3
                                                                        -------        -------        -------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                          31           (478)        (1,262)
                                                                        -------        -------        -------

Net increase (decrease) in cash and cash equivalents                       (985)           896            182
Balance of cash and cash equivalents at the beginning of the year         2,626          1,730          1,548
                                                                        -------        -------        -------

BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR             $ 1,641        $ 2,626        $ 1,730
                                                                        =======        =======        =======

SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION -

Cash paid during the period for:

Interest                                                                $    30        $    56        $   128
                                                                        =======        =======        =======

Income taxes                                                            $   182        $    12        $     8
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

     The Company's wholly owned subsidiary, Technology 80, Inc. ("Tech80"), located in Minneapolis, Minnesota, manufactures motion control products that are complementary to the products of the Company, and is engaged in the marketing of the Company's products in North America.

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

     4.   RELATED PARTIES        -  As defined in Opinion No. 29 of the
                                    Institute of Certified Public Accountants in
                                    Israel. Balances and transactions with
                                    related parties are presented in Note 15.

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

     7.   CONSUMER PRICE INDEX      -  The Israeli Consumer Price Index ("CPI")
                                       published by the Israeli central bureau
                                       of statistics.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"). As applicable to the consolidated financial statements of the Group, such principles are substantially identical to accounting principles generally accepted in the United States, except as described in Note 17.

     The significant accounting policies, applied on a consistent basis, are as follows:

     A.   FUNCTIONAL AND REPORTING CURRENCY

          The Company's revenues are generated mainly in U.S. dollars ("dollars"). In addition, most of the Company's costs and purchases are denominated in dollars or linked thereto. In addition the Company is publicly traded in the U.S.. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar. Transactions and balances originally denominated in dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into dollars. All exchange gain and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income or expenses.

     B.   EXCHANGE RATES

          The exchange rates of the dollar in relation to the NIS were as follows:

                      EXCHANGE RATE OF U.S. $1     CHANGES IN EXCHANGE RATE FOR
     DATE                     TO NIS                          THE YEAR
-----------------        ------------------        ----------------------------
December 31, 2005        U.S.$1 = NIS 4.603                    6.85%
December 31, 2004        U.S.$1 = NIS 4.308                   (1.62)%
December 31, 2003        U.S.$1 = NIS 4.379                   (7.56)%

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

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     D.   TREASURY STOCK

          The Company's shares held by the Company are presented at cost and deducted from shareholders' equity.

     E.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments.

          The carrying amounts reported in the balance sheet for cash and cash equivalents, trade receivables, and trade payables approximate their fair values due to the short-term maturities of such instruments.

          The fair market value of marketable debt securities held to maturity is $2,891 thousands based on quoted marked prices on stock exchange.

          The carrying amount of short-term marketable securities is recorded according to its fair market value as determined by quoted market prices on stock exchange

          It was not practicable to estimate the fair value of the Company's investment in shares of a non-public company that are accounted for under the cost method because of the lack of a quoted market price and the inability to obtain a valuation of the company without incurring excessive costs. The carrying amount of this investment was $1,218 thousands as of December 2005 and 2004 and represents the original cost of acquisition (See Note 7).

     F.   CASH EQUIVALENTS

          Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at date of acquisition.

     G.   MARKETABLE SECURITIES

          Short-term marketable equity securities, considered as trading securities, are stated at quoted market prices at balance sheet date. Changes in their values are included as financial income (expense) in the statement of income. As of December 31, 2005 and 2004 the fair value of marketable equity securities amounted to $511 and $0, respectively.

          Marketable debt securities include debt securities held-to-maturity recorded at cost plus accrued interest. The accrued interest of marketable debt securities is presented in other accounts receivables. The securities mature in the years 2006-2008 and bear interest of 2.75%-7% per annum. As of December 31, 2005 and 2004 gross unrealized losses amounted to $34 and $18 thousands, respectively.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     H.   INVENTORIES

          Inventories are stated at the lower of cost or net realizable value. Cost is determined as follows:

          Materials and parts - using the "first-in, first-out" method.

          Work in progress - on the basis of average cost including materials, labor and other direct and indirect manufacturing costs.

          Finished products - on the basis of average cost including materials, labor and other direct and indirect manufacturing costs.

          Inventory write-offs are provided for slow-moving items or technological obsolescence or other situations for which recoverability is not probable.

          The Company periodically evaluates the condition and age of inventories and provides for slow moving inventories accordingly.

     I.   INVESTMENT IN OTHER COMPANY

          Investment in non-marketable shares of a company in which the Group holds less than 20%, and in which the Group does not have the ability to exercise significant influence over operating and financial policies, is recorded at cost.

          Management evaluates its investment in other company for evidence of other than temporary declines in value in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary (see t(2) below). Investments in other company are stated at cost, net of impairment losses for declines in value if they are judged by the Company's management to be other than temporary, see t(2) below.

     J.   PROPERTY AND EQUIPMENT

          Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

                                                                 %
                                                              -------
          Computers and equipment (mainly 33%)                10 - 33
          Office furniture and equipment                       6 - 20
          Vehicles                                               15

          Leasehold improvements are depreciated throughout the leasing period which does not exceed the estimated economic life of the asset.

          The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see u below).

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     K.   REVENUE RECOGNITION

          Revenues from product sales are recognized when (i) delivery has occurred in accordance with the agreed upon terms (usually ex-factory or FOB shipping point), (ii) there is persuasive evidence of an agreement in the form of a signed detailed purchase order, (iii) the fee is fixed or determinable, (iv) collection of the related receivable is probable based on past experience in respect of existing customers. With regard to new customers, the Company either requires advance payment, or performs credit checks prior to extending any credit (v) no further obligations exist on our part. The Company does not grant a right of return. The Group markets its products through its direct sales force and through distributors that are considered as final customers. For recently issued accounting standard regarding revenue recognition applicable to financial statements for periods beginning on January 1, 2006 and thereafter, see 2(v).

     L.   ALLOWANCE FOR WARRANTY

          The Group estimates the costs that may be incurred under its basic warranty and records a liability in the amount of such costs at the time revenue is recognized. Factors that affect the Group's warranty liability include the number of delivered units, engineering estimates and anticipated rates of warranty claims. The Group periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

          Changes in the Group's provision for warranty during the year are as follows:

                                                                  2005    2004
                                                                  ----    ----
          Balance, at January 1                                   $ 45    $ 48
          Warranties issued during the year                         32      24
          Warranties forfeited or exercised during the year        (44)    (27)
                                                                  ----    ----

          Balance, at December 31                                 $ 33    $ 45
                                                                  ====    ====

     M.   RESEARCH AND DEVELOPMENT COSTS, NET

          Research and development costs, net of grants, are charged to the statements of operations as incurred. The grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and are presented as a deduction from research and development costs.

     N.   ADVERTISING EXPENSES

          Advertising expenses are charged to the statement of operations as incurred.

     O.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is principally determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     P.   DEFERRED INCOME TAXES

          1. As of January 1, 2005, the Company applies Accounting Standard No. 19, "Taxes on Income" ("the Standard"). The Standard prescribes the principles for recognition, measurement, presentation and disclosures of taxes on income and deferred taxes in the financial statements.

               Deferred taxes are computed in respect of temporary differences between the amounts included in the financial statements and the amounts allowable for tax purposes, other than a limited number of exceptions described in the Standard.

               Deferred tax balances are measured using the enacted tax rates expected to be in effect when the differences are expected to reverse, based on the applicable tax laws at balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported year.

          2. Taxes that would apply in the event of the sale of investment in investees have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments is not expected in the foreseeable future.

               Similarly, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability since it is the Company's policy not to initiate distribution of dividends that involves an additional tax liability.

          3. The adoption of the provisions of the Standard did not have a material effect on the Company's financial statements.

     Q.   USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Management believes that the estimates, judgments and assumptions upon which it relies, are reasonable based upon information available at the time that these estimates, judgments and assumptions were made. Actual results could differ from those estimates.

     R.   BASIC AND DILUTED NET EARNING PER SHARE

          earnings per Ordinary share is computed in accordance with Statement 55 of the Institute of Certified Public Accountants in Israel, based on the weighted average number of Ordinary shares outstanding and number of dilutive share equivalents during each period.

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

     R.   BASIC AND DILUTED NET EARNING PER SHARE

          The dilutive effect of options that were not included in the computation of basic earnings per share included in the computation of diluted net earnings per share unless the effect of such inclusion is anti-dilutive.

          The computation of the net earnings per share is based on net earnings as reported in the statements of operations, plus or less imputed financing income, which may result to the Company, of the deemed exercise of options.

          See note 2v. regarding recently issued accounting standard.

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

          See note 2v. regarding recently issued accounting standard.

     T.   IMPAIRMENT OF ASSETS

          1.   Impairment of fixed assets:

               The Company applies Accounting Standard No. 15, "Impairment of Assets". The Standard applies to the assets included in the balance sheet other than inventories, assets arising from construction contracts, assets arising from employee benefits, deferred tax assets and financial assets (with the exception of investments in affiliates). According to the Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset's net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the impairment loss was recognized. As of December 31, 2005, no impairment indicators were identified.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     T.   IMPAIRMENT OF ASSETS (CONT.)

          2.   Impairment of investments in other companies:

               The Company generally evaluates the fair value of its investments in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary.

               The evaluation of the fair value takes into consideration, among others, the market value of the investments (in respect of investments in marketable securities), estimates of analysts and valuations of the investments, the conditions of the industry in which the portfolio company is operating, the portfolio company's business condition, off-market transactions in the portfolio company's securities, prices of equity transactions in the portfolio company and additional information that the portfolio company presents to its board of directors (if the Company is represented on the board) or to its shareholders. As of December 31, 2005 no impairment indicators were identified.

     U.   CONCENTRATION OF CREDIT RISK

          Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables.

          The Group's cash and cash equivalents are invested in deposits in major Israeli banks. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

          Concentrations of credit risk with respect to trade receivables are limited due to the large number of entities comprising the Group's customer base. These concentrations of credit risk within geographical markets may be affected by changes in economic or other conditions, and may, accordingly, impact the Group's overall credit risk. The Group performs ongoing credit evaluations of its debtors. The Group does not maintain credit risk insurance on sales.

          According to management's estimations, the allowance for doubtful debts adequately covers anticipated losses in respect of its accounts receivable credits risks.

          The Company's marketable securities include short-term marketable equity and marketable debt securities. Management believes that the portfolio is well diversified and accordingly minimal credit risk exists with respect of these marketable securities.

     V.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

          1. Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation":

               In July 2005, the Israel Accounting Standards Board issued Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation" ("the Standard"). The Standard will be applicable to financial statements for periods commencing on or after January 1, 2006 ("the effective date ").

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     V.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

          1. Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation" (cont.):

               This Standard prescribes principles for the presentation of financial instruments and identifies the information that should be disclosed about them in the financial statements. The presentation principles apply to the classification of financial instruments or their component parts, on initial recognition as a financial liability, financial asset or equity instrument; the classification of related interest, dividends, losses and gains; and the circumstances in which a financial asset and a financial liability should be offset.

               The Standard expands the definition of a financial liability, such that certain financial instruments which are considered equity instruments under present accounting principles will be considered financial liabilities in accordance with the new Standard.

               The Standard will be applied prospectively. Comparative data presented in financial statements for periods beginning on the Standard's effective date will not be restated or reclassified. Financial instruments that were issued prior to the Standard's effective date will be classified and presented in accordance with the provisions of the Standard beginning on the Standard's effective date. Compound financial instruments which were issued in prior periods and were not yet converted or redeemed as of the Standard's effective date, will be classified according to their components, beginning on the Standard's effective date. A loss provision included in the financial statements of an investor on the effective date of the Standard will be cancelled at such date with a corresponding adjustment in the statement of income ("cumulative effect of change in accounting principle").

          2.   Accounting Standard No. 24, "Share-Based Payment":

               In September 2005, the Israel Accounting Standards Board issued Accounting Standard No. 24, "Share-Based Payment" ("the Standard"). The Standard will be applicable to financial statements for periods commencing on or after January 1, 2006 ("the effective date").

               This Standard requires the Company to recognize share-based payment transactions in its financial statements in respect to the purchase of goods or services. Such transactions include transactions with employees or other parties that must be settled in the Company's equity instruments or in cash. Concurrently with the recognition of the goods or services received, it is necessary to recognize in the financial statements an increase in shareholders' equity when the share-based payment transaction will be settled in equity instruments and the incurrence of a liability when this transaction will be settled in cash. This contrasts with the situation prevailing prior to the effective date in which certain types of the above mentioned transactions were not reflected in the financial statements.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     V.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

          2.   Accounting Standard No. 24, "Share-Based Payment" (cont.):

               The Standard prescribes that transactions with employees or others which supply similar services in return for equity instruments should be measured according to their fair value on the date in which such equity instruments were granted. The Standard also prescribes certain requirements if the terms of an option or share grant are modified. As for share-based transactions with parties other than employees, the fair value of the goods or services received must be measured upon receipt. Furthermore, if the equity instruments granted do not vest until the counterparty completes a specified period of service, the services will be recognized in the financial statements over the vesting period.

               For equity-settled share-based payment transactions, the Standard is applicable to grants made subsequent to March 15, 2005, and which had not yet vested as of the effective date. The Standard will also be applicable to modifications that were made to the terms of equity-settled transactions subsequent to March 15, 2005, even if the modifications relate to grants that were made before this date. In the financial statements for 2006, comparative data in the financial statements for 2005 shall be restated in order to reflect the expense relating to the aforementioned grants.

               For liabilities arising from share-based payment transactions existing as of the effective date, it will be necessary to apply the provisions of the Standard retrospectively. Comparative data will be restated, including adjusting the opening balance of retained earnings for the earliest period in which comparative data are presented.

          3.   Accounting Standard No. 25, "Revenues":

               In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 25, "Revenues" ("the Standard").

               The Standard deals with the recognition of revenue from three types of transactions: sale of goods, rendering of services and revenue from interest, royalties and dividends and prescribes the criteria for recognizing each type of revenue. The basic principle is that revenues should be measured at the fair value of the consideration received and/or receivable. If the consideration is not received on the date of the transaction, the revenue should be measured by discounting the future consideration using the prevailing market rate of interest. The Standard also prescribes that in cases where components of one transaction may be separately identified, revenue should be measured separately for each component if that reflects the substance of the transaction. The Standard stipulates that revenues recognized in the financial statements should only include the amounts received and/or receivable by the Company on its own account. Accordingly, amounts collected on behalf of a third party are not revenues of the Company.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     V.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

          3.   Accounting Standard No. 25, "Revenues" (cont.):

               The Standard and Interpretation will be applicable to financial statements for periods beginning on January 1, 2006 and thereafter.

               As for amounts reported as revenues but represent amounts collected on behalf of a third party in accordance with the Standard, or for revenues which had not been reported on a gross or net basis, as required by the Interpretation, the relevant provisions of the Standard and Interpretation are to be applied retrospectively, including a restatement of the comparative data. Furthermore, assets and liabilities included in the balance sheet as of December 31, 2005, are to be adjusted, as of January 1, 2006, to the amounts that would have been recognized in accordance with the provisions of the Standard, with the effect of the adjustment being recorded in the statement of income for the period beginning as of that date ("cumulative effect of change in accounting principle").

               The Company believes that the effect of the new Standard and the Interpretation on its financial position and results of operations is not expected to be material.

          4.   Accounting Standard No. 21, "Earnings per Share":

               In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 21, "Earnings per Share" ("the Standard"), which prescribes the principles for the computation and presentation of earnings (loss) per share in the financial statements and supersedes Opinion No. 55 of the Institute of Certified Public Accountants in Israel.

               According to the Standard, earnings per share are to be computed based on the number of ordinary shares (and not per NIS 1 par value of the shares as computed until the effective date). Basic earnings per share are to include only shares which are outstanding during the period whereas convertible securities (such as convertible debentures and options) are to be included in the computation of diluted earnings per share, in contrast to the principles applied until the effective date according to which in cases where a convertible security is likely to be converted, it is included in the computation of basic earnings per share. In addition, convertible securities which had been converted during the period, are to be included in diluted earnings per share up to the date of conversion and are to be included in basic earnings per share from that date. Pursuant to the Standard, options will be included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares. The amount of dilution is the market price of the shares minus the amount that would have been received as a result of the conversion of the options into shares. This is in contrast to the method of computation prescribed by Opinion No. 55, which also includes adjustments to earnings.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          4.   Accounting Standard No. 21, "Earnings per Share" (cont.):

               In the event that the Company has various types of ordinary shares with different rights, earnings per share are to be presented separately for each type of share, in accordance with the method of calculation prescribed by the Standard. The investor's share of earnings of an investee is to be included based on the investor's share in the earnings per share of the investee multiplied by the number of shares held by the investor.

               This Standard is applicable to financial statements for periods beginning on January 1, 2006 and thereafter. Comparative data for earnings per share are to be retrospectively restated.

NOTE 3 - CASH AND CASH EQUIVALENTS

                               INTEREST RATE AT
                              -------------------        -------------------
                                  DECEMBER 31,               DECEMBER 31,
                              -------------------        -------------------
                               2005         2004          2005         2004
                              ------       ------        ------       ------
                                       %              U.S. DOLLARS IN THOUSANDS
                              -------------------        -------------------
CASH
Denominated in NIS                                       $   41       $  115
Denominated in U.S $                                        273          435

CASH EQUIVALENTS
Denominated in NIS            4.2            2.7            285          179
Denominated in U.S.$        2.9-4.2       1.45-1.9        1,042        1,897
                                                         ------       ------
                                                         $1,641       $2,626
                                                         ======       ======

NOTE 4 - TRADE RECEIVABLES, NET

                                                 DECEMBER 31,
                                            ----------------------
                                             2005            2004
                                            -------        -------
                                          U.S. DOLLARS IN THOUSANDS
                                            ----------------------

Open accounts                               $ 2,560        $ 3,218
Less: allowance for doubtful accounts           (43)           (48)
                                            -------        -------
                                            $ 2,517        $ 3,170
                                            =======        =======

     Trade receivables classified by geographical markets are as follows:

                                                  DECEMBER 31,
                                              -------------------
                                               2005         2004
                                              ------       ------
                                           U.S. DOLLARS IN THOUSANDS
                                              -------------------

United States                                 $  546       $  407
Europe                                           708          945
Israel                                         1,120        1,781
Far East                                         137           20
Canada                                             6           17
                                              ------       ------
                                              $2,517       $3,170
                                              ======       ======

Trade receivable - are net of allowance
for doubtful accounts in an amount of         $   43       $   48
                                              ======       ======

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5 - INVENTORIES

                                            DECEMBER 31,
                                        -------------------
                                         2005         2004
                                        ------       ------
                                     U.S. DOLLARS IN THOUSANDS
                                        -------------------

Raw and packaging materials             $1,701       $1,637
Products in process                        373          828
Finished goods                             635          256
Advance payment for raw materials          124           63
                                        ------       ------
                                        $2,833       $2,784
                                        ======       ======


NOTE 6 - OTHER ACCOUNTS RECEIVABLE

                                   DECEMBER 31,
                                ------------------
                                2005          2004
                                ----          ----
                             U.S. DOLLARS IN THOUSANDS
                                ------------------

Grants receivable *                -          $103
Interest receivable **            59          **18
Deferred income taxes             87           128
Prepaid expenses                  68            33
Advances to vendors               57            77
Others **                         59          **17
                                ----          ----
                                $330          $376
                                ====          ====


     *    Consists of the Government of Israel OCS.
     **   Reclassified

NOTE 7 - INVESTMENT IN OTHER COMPANY

     Includes an investment in "Netzer Precision Motion Sensors Ltd." ("Netzer"), a start up company, the purpose of which is the development and production of motion sensors based on a proprietary technology. As of December 31, 2005, the Company's share in Netzer was 11.5% and it was accounted for under the cost basis.

     In January 2006 Netzer signed an agreement with SICK AG ("Sick"), a German company, and with NEWCO Ltd. ("Newco") , Sick's wholly owned Israeli subsidiary, whereby Newco will purchase Netzer's IP for Industrial Automation, including patents, production files, development projects database, and general database.

     The consideration for the assets sold was agreed as follows:

     a.   3 Million Euros were paid in January 2006.

     b. 3 Million Euros will be paid after completion, in the period specified, of two R&D projects milestones (for each one 1.5 Million Euros).

     c. 20 Euros royalty payment will be paid per each sensor head sold by Newco until 2012.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 - INVESTMENT IN OTHER COMPANY (CONT.)

     Netzer maintains the right to continue to market and develop its Non Industrial Automation products, for military, aerospace, avionics, marine, transportation and other specific applications. Netzer will continue to operate in the Non Industrial Automation market.

     In January 2006, Netzer's shareholders resolved that the total consideration received will be distributed to the existing shareholders pro rata to the holdings of all shareholders. In addition it was resolved that all legal and other fees related to the transaction and repayment of U.S $300 thousand loan from a shareholder, shall be deducted from the transaction funds prior to any distribution.

NOTE 8 - PROPERTY AND EQUIPMENT

     a.   Composed as follows:

                                                                  YEAR ENDED 2005
                                             -------------------------------------------------------------
                                            BALANCE AT       ADDITIONS        DISPOSALS
                                           BEGINNING OF       DURING            DURING           BALANCE AT
                                              YEAR           THE YEAR          THE YEAR         END OF YEAR
                                             -------          -------           -------           -------
                                                              U.S. DOLLARS IN THOUSANDS
                                             -------------------------------------------------------------
COST
Computers and equipment                      $ 2,349          $   144           $    (5)          $ 2,488
Office furniture and equipment                   382                1                 -               383
Vehicles                                          64                -               (64)                -
Leasehold improvements                           593                1                 -               594
Advances on account of property and
equipment                                         30              (30)                -                 -
                                             -------          -------           -------           -------
                                               3,418              116               (69)            3,465
                                             -------          -------           -------           -------

ACCUMULATED DEPRECIATION
Computers and equipment                        1,774              273                (2)            2,045
Office furniture and equipment                   305               20                 -               325
Vehicles                                          38                6               (44)                -
Leasehold improvements                           381               59                 -               440
                                             -------          -------           -------           -------
                                             $ 2,498          $   358           $   (46)          $ 2,810
                                             -------          -------           -------           -------
Depreciated cost at end of year              $   920                                              $   655
                                             =======                                              =======

NOTE 9 - OTHER ACCOUNTS PAYABLE AND ACCRUALS

                                                    DECEMBER 31,
                                               ----------------------
                                                2005            2004
                                               ------          ------
                                              U.S. DOLLARS IN THOUSANDS
                                               ----------------------

Payroll and related expenses                   $  388          $  363
Provision for vacation pay                         92             119
Governmental Institutions                         246             444
Accrued expenses                                  200             181
Provision for warranty                             33              45
Due to former subsidiary shareholders              62              62
Other                                               9              15
                                               ------          ------
                                               $1,030          $1,229
                                               ======          ======

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10 - ACCRUED SEVERANCE PAY, NET

     A. The Company's liability for severance pay to its employees is covered by monthly deposits with insurance companies, pension funds and by an accrual. As the amounts deposited with the insurance companies and pension funds are not under the control or management of the Company, such deposits and the respective liabilities are not reflected in the balance sheet. An accrual has been recorded in the balance sheet for the Company's liability for severance pay which is not covered by the aforementioned payments to insurance companies. In the Israeli company employees dismissed before attaining retirement age are entitled to severance pay computed on the basis of their most recent salary.

          The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

          Severance pay expenses for the years ended December 31, 2005, 2004 and 2003, amounted to $132 thousand, $174 thousand and $131 thousand, respectively.

                                      DECEMBER 31,
                                   ------------------
                                   2005          2004
                                   ----          ----
                                U.S. DOLLARS IN THOUSANDS
                                   ------------------

Accrued severance pay              $704          $663
Less - Severance pay fund           570           511
                                   ----          ----
                                   $134          $152
                                   ====          ====

     B. Tech 80 adopted a Savings Incentive Match Plan for Employees (SIMPLE) as of January 1, 2000. All employees are eligible to participate. The plan allows employees to contribute each year up to $10 thousand of eligible compensation and requires Company contributions as specified in the plan agreement. Company contributions to the plan for the years ended December 31, 2005, 2004 and 2003, were approximately $12 thousand, $10 thousand and $8 thousand, respectively.

NOTE 11 - CONTINGENCIES AND COMMITMENTS

     (A)  ROYALTY COMMITMENTS

          1. The Company partially financed its research and development expenditures under programs sponsored by the Office of the Chief Scientist in Israel ("OCS") for support of research and development activities conducted in Israel. At the time the participations were received, successful development of the related projects was not assured.

               In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-3.5% of total sales of products developed within the framework of these programs. The royalties will be paid up to a maximum amount of 100% of the participations. The royalties are linked to the U.S. Dollar, and participations received after January 1, 1999 also bear interest at the rate of the LIBOR. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, payment of royalties is not required.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - CONTINGENCIES AND COMMITMENTS

     (A)  ROYALTY COMMITMENTS

               As of December 31, 2005 and 2004, the cumulative amount of royalty-bearing participations received was $3,859 thousand and $3,740 thousand, respectively, less royalties paid or accrued of $1,870 thousand and $1,549 thousand, respectively. (As to royalty expenses see Note 14b).

               In 2004 the Company received letters from the OCS, claiming that the royalties for the years 2002 and 2003 should be computed on sales of all of the Company's products, and not only on sales of products that the Company claims that were developed with the OCS support. Accordingly, the OCS asked for additional royalties in the amount of approximately $850 thousand. Management believes, based on the opinion of its legal advisors, that the Company does not owe any additional royalties to the OCS in respect of products that the Company sold. The Company believes that its computations are correct and discussions are held with the OCS in order to settle the matter. The Company did not record a provision in respect of the above amount.

          2. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Abroad in consideration for the financial support received from the Fund for the encouragement of the Company's exports. The royalties are payable at the rate of 4% of the increase in exports in future years as compared to the base year. The amount of the commitment is limited to the amount of the Fund's participation in the amount of $270 thousand, less royalties paid and accrued of $20 thousand. In 2003 the Fund for Encouragement of Marketing Abroad was officially closed by the Israeli government.

     (B)  LEASE COMMITMENTS

          Rental and operating expenses in 2005, 2004 and 2003 amounted to $157 thousand, $154 thousand and $254 thousand, respectively.

          Effective December 1997, the Company entered into a lease agreement, for the period March 1, 1998 through January 31, 2008, for its premises in Migdal Ha'Emek. The rental payments are payable in NIS and are linked to the CPI. To secure the above rental payments, the Company established a bank guarantee at the amount of $32 thousands, in favor of its landlord.

          In 2003, the Company's subsidiary, Tech80, moved to a new facility and signed a noncancellable operating lease ("New Lease"), which expires in December 2008. Tech80 provided the lessor of the New Lease, a $75 thousands letter of credit. The letter of credit will be reduced to $50 thousand in 2006, to $25 thousand in 2007, and will terminate in 2008.

          Tech 80 had a noncancellable operating lease ("Old Lease") for its former facilities which expired in December 2005. In 2003, Tech80 entered into a sublease agreement for the remaining term of the Old Lease and recorded then a loss to cover the portion of total rental payments not covered with the sublease arrangement payments.

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

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - CONTINGENCIES AND COMMITMENTS

     (B)  LEASE COMMITMENTS

          Future minimum lease payments (not including linkage to the CPI) on the leases of the Company and the subsidiary, are as follows, for the years ending December 31 (dollars in thousands):

                                     RENTAL         VEHICLE
                                     LEASES          LEASES
                                     ------          ------

          2006                         110             119
          2007                         110              70
          2008                          53               7
                                       ---             ---

                                       273             196
                                       ===             ===

     (C)  CLAIMS

          (1) In December 2001, a former senior employee filed a claim against the Company demanding payment in respect of the exercise of stock options to purchase Company shares and other salary related items. The total amount of the claim is in the amount of $357 thousand.

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

          (2) In 2003 the Company filed a $292 thousand product liability claim against a vendor who produced and sold to the Company faulty boards in a previous year. The vendor's insurance company was also named in the suit. In March 2004, the Company's management agreed to a settlement offer from the insurance company in the amount of $220 thousand. The total amount received in 2004, net of legal expenses, was $182 thousand and was recorded as separate line item in operating expenses.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY

     A.   SHARE CAPITAL

          Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

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

          (2)  THE ACS 1998 STOCK OPTION PLAN

               In October 1998, the Company adopted the ACS 1998 Stock Option Plan (The "1998 Plan").The 1998 Plan authorizes the issuance of options to employees and directors to purchase an aggregate of up to 300,000 Ordinary shares. The options are subject to certain adjustments for recapitalizations, stock-splits and similar transactions.

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

          (3)  THE ACS 2001 STOCK OPTION PLAN

               In January 2001, the Company adopted the ACS-Tech80 Ltd. 2001 Stock Option Plan (The "2001 Plan"). The 2001 Plan as amended and approved by the Company's shareholders meeting held in January 2004, authorizes the issuance of options to employees, directors and consultants to purchase an aggregate of up to 500,000 ordinary shares. Options granted under the 2001 Plan to U.S. residents might include Non- statutory Options as well as Incentive Stock options ("ISOs") intended to qualify under
               Section 422 of the U.S. Internal Revenue Code. The options are subject to certain adjustments for recapitalizations, stock-splits and similar transactions.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT.)

     B.   OPTION PLANS (CONT.)

          (3)  THE ACS 2001 STOCK OPTION PLAN (CONT.)

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

               Options which are canceled or forfeited before expiration become available for future grants.

     C.   The outstanding stock options are as follows:

                                                                            DECEMBER 31,
                                       ----------------------------------------------------------------------------------------
                                                         2005                                           2004
                                       ----------------------------------------        ----------------------------------------
                                      2001 PLAN        1998 PLAN       1997 PLAN       2001 PLAN      1998 PLAN        1997 PLAN
                                       --------        --------        --------        --------        --------        --------
Number of options authorized
 for grant                              500,000         300,000         285,000         500,000         300,000         285,000
Number of options granted in
 previous years                        (355,684)       (419,770)       (324,000)       (299,184)       (419,770)       (254,000)
Number of options granted during
 year                                   (57,750)              -         (65,000)        (56,500)              -         (70,000)
Accumulated number of options
 forfeited                               30,870         283,304         170,000          23,370         277,804         170,000
                                       --------        --------        --------        --------        --------        --------
Balance of options authorized
 for grant                              117,436         163,534          66,000         167,686         158,034         131,000
                                       ========        ========        ========        ========        ========        ========

     For all grants, since the quoted market price of the Company's shares at the day of grant was equal to the exercise price of the options granted, no compensation expenses were recognized by the Company.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT.)

     C.   The outstanding stock options are as follows (cont.):

          The weighted average fair values of options granted during the years ended December 31, 2005, 2004 and 2003 were:

                                            FOR EXERCISE PRICE ON THE GRANT DATE
                                                 THAT EQUALS MARKET PRICE
                                              ------------------------------
                                               2005       2004       2003
                                              -------     -------    -------

Weighted average fair values on grant date    $  3.91     $  4.87    $  1.57

          The following table summarizes information about options outstanding and exercisable as of December 31, 2005:


                    Options        Weighted                    Options
                  outstanding       average      Weighted    exercisable   Weighted average
  Range of          as of          remaining      average       as of      exercise price
exercise price    December 31,    contractual    exercise    December 31,     of options
   (U.S.$)           2005        life (months)     price         2005        exercisable
--------------      -------          ----          -----       -------          -----
  $1.63-$2.89        72,965          49.7          $2.13        62,965          $2.17
  $3.50-$4.84       265,910          69.2          $4.37       213,160          $4.42
  $5.08-$7.00       128,080          89.0          $6.20        94,730          $6.33
  $7.26-$9.79        17,500          60.0          $7.90         5,666          $7.87
                    -------          ----          -----       -------          -----
                    484,455          71.1          $4.65       376,521          $4.57
                    =======          ====          =====       =======          =====

     E.   STOCK OPTION ACTIVITY DURING THE PERIODS INDICATED IS AS FOLLOWS:

                                         NUMBER OF     WEIGHTED-AVERAGE
                                          OPTIONS       EXERCISE PRICE
                                         --------           -----
                                                            U.S.$
                                                            -----
Balance as of January 1, 2003             589,465           $3.37
     Granted                               82,000            3.50
     Exercised                             (1,750)           2.25
     Forfeited                           (120,265)           3.71
                                         --------           -----
Balance as of December 31, 2003           549,450            3.31
     Granted                              126,500            3.52
     Exercised                           (279,895)           3.12
     Forfeited                             (9,420)           3.48
                                         --------           -----
Balance as of December 31, 2004           386,635            4.59
     Granted                              122,750            4.62
     Exercised                            (11,930)           2.49
     Forfeited                            (13,000)           4.75
                                         --------           -----
Balance as of December 31, 2005           484,455           $4.65
                                         ========           =====

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - INCOME TAXES

     A.   TAX LAWS APPLICABLE TO THE GROUP COMPANIES:

          (1)  Income Tax (Inflationary Adjustments) Law, 1985:

               Results for tax purposes for the Company are measured and reflected in accordance with the change in CPI. As explained above in Note 2(a), the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income and the income before taxes reflected in the consolidated financial statements.

          (2)  The Law for the Encouragement of Capital Investments, 1959:

               According to the law, the company is entitled to various tax benefits by virtue of the "approved enterprise" status granted to part of their enterprises, defined by this law.

               The Company elected to adopt the "Alternative Benefit Program" status. This status entitles the Company to an exemption from taxes on income derived from the approved enterprise for a period of 10 years starting in the year in which the Company first generates taxable income limited to 12 years from the year that the enterprise began operations, or 14 years from the year in which the approval was granted, whichever period ends earlier.

               On April 1, 2005, an amendment to the Israeli Investment Law came into effect ("Amendment No. 60"). In respect of expansion programs pursuant to Amendment No. 60 to the law, the benefit period commences in the later of the year elected by the Company or the first year in which the Company has taxable income, provided that 14 years have not elapsed from the beginning of the year of election. The benefit period for the current approved enterprise programs will end in 2013.

               According to Amendment No. 60 a "Privileged track" will replace the current "Alternative track". The Company adopted the amendment and replaced its "Alternative track" with a "Privileged track" effective as of 2004.

               If dividends are distributed out of tax exempt profits and according to Amendment No. 60, in case of liquidation, the Company will then become liable for tax at the rate applicable to its profits from the approved enterprise in the year in which the income was earned, as if it had not chosen the privileged track of benefits. The Company's policy is not to distribute dividends out of these profits.

               Accelerated depreciation:

               The Company is eligible for accelerated depreciation on buildings, machinery and equipment included in an approved project during the first five years of the asset's operation.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - TAXES ON INCOME (CONT.)

     A.   TAX LAWS APPLICABLE TO THE GROUP COMPANIES (CONT.):

          (2)  The Law for the Encouragement of Capital Investments, 1959
               (cont.):

               Conditions for the entitlement to the benefits:

               The above benefits are conditional upon the fulfillment of the conditions stipulated by the law, regulations published thereunder and the letters of approval for the specific investments in the approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. The management believes that the Company is meeting the aforementioned conditions.

          (3)  The Law for the Encouragement of Industry (Taxation), 1969:

               The Company is an "industrial company", as defined by this law. Accordingly, by virtue of regulations, the Company may claim a deduction for accelerated depreciation on equipment used in industrial activities, as determined in the regulations under the Inflationary Law.

          (4)  Capital gains/losses:

               Pursuant to the provisions of the Law for Amendment of the Income Tax Ordinance (No. 132), 2003 ("the reform law"), tax at a reduced rate of 25% will apply on capital gains accrued after January 1, 2003, instead of the regular tax rate. In case of the sale of properties purchased before the adoption of the reform law, the reduced tax rate will apply only to the portion of the profit which accrued after the adoption of the law, as computed according to the law. Further, the reform law states that capital, losses carried forward for tax purposes may be offset against capital gains indefinitely. The reform law also provides for the possibility to offset capital losses from sales of properties outside Israel against capital gains in Israel.

     B.   TAX RATES APPLICABLE TO THE INCOME OF THE GROUP COMPANIES:

          1.   Company in Israel:

               Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to "approved enterprise", as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 32%, 2007 -
               27%, 2009 - 26%, 2010 and thereafter - 25%.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - TAXES ON INCOME (CONT.)

     B.   TAX RATES APPLICABLE TO THE INCOME OF THE GROUP COMPANIES (CONT.):

          2.   Foreign subsidiary:

               The principal tax rates applicable to Tech 80 whose place of incorporation is outside Israel is 39% on taxable income in excess of $100 thousand.

     C.   TAX ASSESSMENTS:

          The Company received final tax assessments through tax year 2003.

     D.   CARRYFORWARD LOSSES FOR TAX PURPOSES:

          Carryforward tax losses of a subsidiary total approximately $326 thousand as of December 31, 2005. Deferred tax assets of approximately $32 thousand relating to these losses were recorded in the financial statements (as their utilization is anticipated as a result of expected taxable income in the future against which deferred tax assets shall be utilized).

          (1) Significant components of the Group's net deferred tax assets as of December 31, 2005 are as follows:

                                           DECEMBER 31, 2005
                                     -------------------------------
                                    CURRENT   NON-CURRENT     TOTAL
                                     -----       -----        -----
                                        U.S. DOLLARS IN THOUSANDS
                                     -------------------------------
DEFERRED TAX ASSETS:
 Accrued severance pay, net          $   -       $   7        $   7
 Carryforward losses and other
   temporary differences                87         217          304
                                     -----       -----        -----
                                        87         224          311
Valuation allowance                      -        (103)        (103)
                                     -----       -----        -----
 Net deferred tax assets             $  87       $ 121        $ 208
                                     =====       =====        =====

 Domestic                            $  15       $   3        $  18
 Foreign                                72         118          190
                                     -----       -----        -----
                                     $  87       $ 121        $ 208
                                     =====       =====        =====

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - TAXES ON INCOME (CONT.)

     D.   CARRYFORWARD LOSSES FOR TAX PURPOSES (CONT.):

          Significant components of the Group's net deferred tax assets as of December 31, 2004 are as follows:

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
                                                =====       =====        =====

          The valuation allowance as of December 31, 2005 relates to capital loss and other temporary differences in Tech80, as it is not probable that they will be realized in the foreseeable future. Tech80 has available carry forward tax losses of approximately $ 326 thousand at December 31, 2005, which expire in 2022.

          Utilization of U.S net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

     E.   INCOME TAXES IN THE STATEMENTS OF OPERATIONS CONSIST OF THE FOLLOWING:


                                                  YEAR ENDED DECEMBER 31,
                                              -------------------------------
                                              2005         2004         2003
                                              -----        -----       -----
                                                U.S. DOLLARS IN THOUSANDS
                                              -------------------------------

Income tax in respect of previous years       $ (93)      $    -      $    -
Current tax                                      95          147          14
Deferred tax                                     62           88           5
                                              -----        -----       -----
                                              $  64        $ 235       $  19
                                              =====        =====       =====

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - TAXES ON INCOME (CONT.)

     F.   RECONCILIATION OF THE THEORETICAL TAX EXPENSE TO THE ACTUAL TAX
          EXPENSE

          The reconciliation of the corporate theoretical tax expense assuming all income is taxed at the statutory rate, applicable to corporate tax in Israel, to the actual tax expense, is as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------
                                                    2005             2004           2003
                                                   -------         -------         -------
                                                         U.S. DOLLARS IN THOUSANDS
                                                   ---------------------------------------
Income before taxes on income as reported          $ 1,038         $ 2,488         $   841

Tax rate                                                34%             35%             36%
                                                   -------         -------         -------
Theoretical income tax                                 353             871             303

INCREASE (DECREASE) IN TAXES RESULTING FROM:
Permanent differences, net                              54             (44)             12
Tax income in respect of previous years                (93)              -               -
"Approved Enterprise" benefits                        (254)           (562)           (275)
Other adjustments                                        4             (30)            (21)
                                                   -------         -------         -------
Income taxes                                       $    64         $   235         $    19
                                                   =======         =======         =======

Taxes on income (tax benefit) of the Company       $   (62)        $    60         $   (18)
Taxes on income of subsidiaries                        126             175              37
                                                   -------         -------         -------

                                                   $    64         $   235         $    19
                                                   =======         =======         =======

     G.   INCOME BEFORE TAXES ON INCOME

                     YEAR ENDED DECEMBER 31,
               -----------------------------------
                2005           2004          2003
               -------       -------       -------
                    U.S. DOLLARS IN THOUSANDS
               -----------------------------------

Domestic       $   205       $ 2,214       $ 1,254
Foreign            833           274          (413)
               -------       -------       -------

               $ 1,038       $ 2,488       $   841
               =======       =======       =======

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA

     A.   REVENUES

                                                    YEAR ENDED DECEMBER 31,
                                             -----------------------------------
                                              2005           2004          2003
                                             -------       -------       -------
                                                  U.S. DOLLARS IN THOUSANDS
                                             -----------------------------------

(1) Sales classified by
     Geographical destination (based
       on customer's location):
      United States                          $ 3,884       $ 3,504       $ 2,820
      Europe (mainly Holland)                  3,246         5,666         3,572
      Israel                                   3,747         4,824         2,594
      Far East                                   485           301           167
      Canada                                      63            76            48
      Other                                        3             5             4
                                             -------       -------       -------
                                             $11,428       $14,376       $ 9,205
                                             =======       =======       =======
(2) Including sales to major customers
     (exceeding 10% of sales each):
      Customer A                             $ 1,523       $ 3,406       $ 1,656
                                             =======       =======       =======
      Customer B                             $ 1,755       $ 2,440       $ 1,416
                                             =======       =======       =======
      Customer C                             $   909       $ 1,566       $ 1,263
                                             =======       =======       =======

     B.   COST OF REVENUES


                                                YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                           2005            2004           2003
                                          -------        -------        -------
                                                U.S. DOLLARS IN THOUSANDS
                                          -------------------------------------

Materials and components consumed         $ 1,865        $ 2,517        $ 1,558
Payroll and related expenses                  523            674            608
Subcontractors                              2,631          4,140          1,800
Depreciation                                   86             94            107
Maintenance and rent                          155            172            145
Royalties to OCS                              321            344            187
                                          -------        -------        -------
Total production costs                      5,581          7,941          4,405
Decrease (increase) in inventory of
  products in process                         455           (318)             2
Decrease (increase) in inventory of
  finished goods                             (379)           (21)           141
                                          -------        -------        -------
                                          $ 5,657        $ 7,602        $ 4,548
                                          =======        =======        =======

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (CONT.)

     C.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES, NET


                                                YEAR ENDED DECEMBER 31,
                                           --------------------------------
                                            2005         2004         2003
                                           ------       ------       ------
                                             U.S. DOLLARS IN THOUSANDS
                                           --------------------------------

SELLING                                    $1,553       $1,324       $1,068
                                           ------       ------       ------
GENERAL AND ADMINISTRATIVE EXPENSES:
Payroll and related expenses                1,060          870          834
Office maintenance                            118          151          247
Professional services                         182          271          214
Depreciation and amortization                  58           95          105
Loss on sublease*                               -            -          114
Other                                         166          290          219
                                           ------       ------       ------
                                            1,584        1,677        1,733
                                           ------       ------       ------

                                           $3,137       $3,001       $2,801
                                           ======       ======       ======


          * An amount of $10 thousand was amortized to financial expenses in 2004 and 2005.

     D.   FINANCING EXPENSES, NET


                                                    YEAR ENDED DECEMBER 31,
                                                -------------------------------
                                                2005          2004         2003
                                                -----        -----        -----
                                                    U.S. DOLLARS IN THOUSANDS
                                                -------------------------------

Interest on short-term bank deposits            $  32        $  21        $  24
Interest on debt securities *                      73        *  17            -
Interest on long-term loans                         -          (31)        (107)
Other financing income (expenses)
  including  foreign exchange transaction
  gains (losses),  net *                          (93)       * (33)          62
                                                -----        -----        -----
                                                $  12        $ (26)       $ (21)
                                                =====        =====        =====

          *    Reclassified

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (CONT.)

     E.   BASIC AND DILUTED NET EARNINGS PER SHARE

                                                                    YEAR ENDED DECEMBER 31,
                                                             -------------------------------------
                                                              2005           2004           2003
                                                             -------        -------        -------
                                                                   U.S. DOLLARS IN THOUSANDS
                                                             -------------------------------------
a) Net income

   Net income as reported in the
        statements of operations                             $   974        $ 2,253        $   822
   Add (deduct) imputed financial income (expense)
    in respect of options which, based on the year end
    closing quoted market price of the shares,
    would be exercised                                            (3)           (13)             8
                                                             -------        -------        -------
   Net income for the calculation of the basic
      earnings per share                                         971          2,240            830

   Add (deduct) imputed financial income (expense)
   in respect of options which, based on the year end
   closing quoted market price of the shares,
   would not be exercised                                        (62)           (22)            23
                                                             -------        -------        -------
   Net income for the calculation of the diluted
     earnings per share                                      $   909        $ 2,218        $   853
                                                             =======        =======        =======


     F.   BASIC AND DILUTED EARNINGS PER SHARE

                                                                  YEAR ENDED DECEMBER 31,
                                                               -----------------------------
                                                               2005         2004        2003
                                                               -----       -----       -----
                                                               NUMBER OF SHARES IN THOUSANDS
                                                               -----------------------------
b)  Weighted number of Ordinary shares and
      Ordinary shares equivalents outstanding                  3,089       3,077       2,797

     Add - weighted average number of shares
      considered as issued and outstanding in respect
      of options which, based on the year end closing
        quoted market price of the shares, would
        be exercised                                              52         133         168
                                                               -----       -----       -----
     For the calculation of the basic earnings per share       3,141       3,210       2,965
     Add -
      Outstanding options which, based on the year end
      closing quoted market price of the share, would
        not be exercised                                         331         173         304
                                                               -----       -----       -----
     For the calculation of the diluted earnings
      per share                                                3,472       3,383       3,269
                                                               =====       =====       =====

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES

     A. The Company conducts transactions in the ordinary course of business with related parties including affiliated companies and shareholders thereof.

     B. Transactions and balances with related parties in the ordinary course of business:

                                                                   YEAR ENDED DECEMBER 31,
                                                                 ---------------------------
                                                                 2005       2004       2003
                                                                 ----       ----       ----
                                                                 U.S. DOLLARS IN THOUSANDS
                                                                 ---------------------------
Sales to a related party                                         $ 12       $  9       $ 17
                                                                 ====       ====       ====

Compensation to related parties                                  $681       $661       $615
                                                                 ====       ====       ====
Management fee paid by a related party to a subsidiary for
office and marketing services included as a reduction of
general and administrative expenses                              $  3       $ 41       $ 22
                                                                 ====       ====       ====

Payments to  related parties for
 various expenses                                                $ 15       $ 14       $ 76
                                                                 ====       ====       ====


                                                            DECEMBER 31,
                                                      -------------------------
                                                          2005         2004
                                                      -----------   ------------
                                                      U.S. DOLLARS IN THOUSANDS
                                                      -------------------------

Open receivable balance with a related party              $  6         $  2
                                                          ====         ====


          As to employment agreements with related parties mentioned above, see
          Note 15c below.

          As to indemnification agreements with related parties, see Note 15d below.

     C.   EMPLOYMENT AGREEMENTS WITH RELATED PARTIES

          In January 2003 the Company entered into a Management Agreement with a private company owned and controlled by a related party, whereby the private company provided management services, all of which were provided on behalf of the private company by the related party. The management services consisted of the performance of the function of Chief Executive Officer of the Company. The term of the Management Agreement commenced on January 1, 2003 for a period of five 5 years thereafter. In November 2004 a new Employment Agreement was entered into between the Company and the related party, whereby the related party will be employed by the Company for a period commencing on January 1, 2005 and ending on December 31, 2009, in the capacity of President, Chief Executive Officer, Chief Financial Officer, and President and Chairman of the Board of ACS-Tech80 Inc., the Company's wholly owned subsidiary in the USA. This Agreement terminates and replaces the aforementioned Management Agreement and the related party shall not be entitled to any further compensation under the Management Agreement, for services covered by the new

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

     C.   EMPLOYMENT AGREEMENTS WITH RELATED PARTIES (CONT.)

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

     D.   DIRECTORS AND OFFICERS INDEMNIFICATION AGREEMENTS

          In March 1996, the Company entered into indemnification agreements with each officer and director of the Company at such time. Such agreements contain provisions which endeavor to limit the personal liability of the officers and directors, both to the Company and its shareholders, for monetary obligations resulting from breaches of certain of their fiduciary duties as officers and directors of the Company. In particular, such agreements provide that the Company will indemnify such individuals to the fullest extent permitted by the applicable law, as such rights shall be expanded or limited from time to time, against all expense, liability, and loss reasonably incurred or suffered by the indemnitee as a result of serving as an officer, director, or employee of the Company, any affiliate thereof, or any other entity at the request of the Company. Such agreements shall remain in effect until the expiration of 7 years after the date the director shall cease to serve as an officer of the Company.

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

NOTE 16 - SEGMENTS

     The Company's operating segments include geographic segments based on the location of the assets producing the revenues.

     The Company's assets are located in Israel, Tech 80's assets are located in the U.S. and through December 31, 2004 ACS - Europe's assets are located in Europe. Therefore, the segments presented are identified as Israel, U.S.A and through December 31, 2004 Europe.

     The accounting policies of the operating segments are the same as those described in Note 2 - Significant Accounting Policies.

     The Company evaluated performances based on a stand- alone basis of each operating segment.

     A.   OPERATING SEGMENTS


                                           DECEMBER 31, 2005                             DECEMBER 31, 2004
                                 -----------------------------------      --------------------------------------------------
                                  ISRAEL       U.S.A          TOTAL        ISRAEL        U.S.A         EUROPE         TOTAL
                                 --------     --------      --------      --------      --------      --------      --------
                                                                U.S. DOLLARS IN THOUSANDS
                                 -------------------------------------------------------------------------------------------
Sales to external customers      $  7,247     $  4,181      $ 11,428      $ 10,619      $  3,626      $    131      $ 14,376
Inter-segment sales                 1,582            -         1,582         1,590             -             -         1,590
                                 --------     --------      --------      --------      --------      --------      --------
Segments total net sales            8,829        4,181        13,010        12,209         3,626           131        15,966

Depreciation of property and
  equipment                           302           50           352           309            59            10           378

Interest income                       100          439           539           163             1             2           166

Interest expenses                     522            7           529            28           164             1           193

Tax income (expenses)                  60         (126)          (66)          (62)         (132)          (43)         (237)
Operating income (loss)               623          350           973         2,232           432           (14)        2,650
Net income (loss)of
reportable segments                   265          657           922         2,151           138            78         2,367
Total segment assets               11,637        2,167        13,804        10,902         2,052            62        13,016
Fixed assets                          553           81           634           817            77             -           894
Expenditures for fixed
   assets                        $     61     $     55      $    116      $    149      $      8      $      2      $    159


                                                DECEMBER 31, 2003
                                 -------------------------------------------------
                                  ISRAEL        U.S.A        EUROPE         TOTAL
                                 --------     --------      --------      --------
                                            U.S. DOLLARS IN THOUSANDS
                                 -------------------------------------------------
Sales to external customers      $  4,870     $  2,671      $  1,664      $  9,205
Inter-segment sales                 2,205            -             -         2,205
                                 --------     --------      --------      --------
Segments total net sales            7,075        2,671         1,664        11,410

Depreciation of property and
  equipment                           332           66            11           409

Interest income                       541           13            59           613

Interest expenses                       8          625             1           634

Tax income (expenses)                  16          (23)          (14)          (21)
Operating income (loss)               725          173           (35)          863
Net income (loss)of
reportable segments                 1,270         (467)           17           820
Total segment assets                7,494        1,825           492         9,811
Fixed assets                          987          128            28         1,143
Expenditures for fixed
   assets                        $     31     $     21      $      1      $     53

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - SEGMENTS (CONT.)

     A reconciliation of the totals reported for the geographic segments to the applicable items in the consolidated financial statements is as follows:

                                                    YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                                2005         2004          2003
                                              -------      -------       -------
                                                       U.S.$ IN THOUSANDS
                                              ----------------------------------
OPERATING INCOME
Operating  income of reportable segments      $   973      $ 2,650       $   863
Inter-segments gain (loss)                         49         (116)            8
                                              -------      -------       -------
Total consolidated operating income           $ 1,022      $ 2,534       $   871
                                              =======      =======       =======


                                                   YEAR ENDED DECEMBER 31,
                                            ------------------------------------
                                             2005           2004           2003
                                            -------       -------        -------
                                                    U.S.$ IN THOUSANDS
                                            ------------------------------------
NET INCOME
Net income of reportable segments           $   922       $ 2,367        $   820
Inter-segments gain (loss)                       52          (114)             2
                                            -------       -------        -------
Total consolidated net  income              $   974       $ 2,253        $   822
                                            =======       =======        =======


                                                  YEAR ENDED DECEMBER 31,
                                         --------------------------------------
                                           2005           2004           2003
                                         --------       --------       --------
                                                   U.S.$ IN THOUSANDS
                                         --------------------------------------
ASSETS
Total assets for reportable segments     $ 13,804       $ 13,016       $  9,811
Investment in other company                 1,218          1,218          1,218
Inter-segments gain (loss)                     52           (114)             2
Inter-segments assets                      (2,203)        (1,779)          (763)
                                         --------       --------       --------
Total consolidated assets                $ 12,871       $ 12,341       $ 10,268
                                         ========       ========       ========




     B. Information about sales that are attributed to geographic areas based on the location of the customers - see Note 14a(1).

     C. In Management's opinion, the Company's business activity constitutes one product line.

     D.   Information regarding significant customers is presented in Note
          14a(2).

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA

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

     EFFECT ON BALANCE SHEET ITEMS

                                        DECEMBER 31, 2005                         DECEMBER 31, 2004
                                ----------------------------------        -----------------------------------
                                                            AS PER                                    AS PER
                              AS REPORTED   ADJUSTMENT    U.S. GAAP     AS REPORTED   ADJUSTMENT     U.S. GAAP
                                -------      -------       -------        -------       -------       -------
                                                         U.S. DOLLARS IN THOUSANDS
                                -----------------------------------------------------------------------------
ASSETS
Severance pay fund                    -      $   570       $   570              -       $   511       $   511
                                =======      =======       =======        =======       =======       =======

LIABILITIES:
Deferred tax liability                -      $  (416)         (416)       $     -       $     -       $     -
Accrued severance pay           $  (134)        (570)         (704)          (152)         (511)         (663)
                                -------      -------       -------        -------       -------       -------
                                $  (134)     $  (986)      $(1,120)       $  (152)      $  (511)      $  (663)
                                =======      =======       =======        =======       =======       =======

     (A)  LIABILITY FOR SEVERANCE PAY

          Under Israeli GAAP, amounts funded by purchase of insurance policies are deducted from the related severance pay liability. The net amount of the liability and the amounts so funded are disclosed in Note 10. Under U.S. GAAP, the severance pay liability is included in the balance sheets at the full amount of the liability and the total amounts funded should be presented as long-term investments.

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

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

     (B)  EARNINGS PER SHARE (CONT.)

          The following summarizes information related to the computation of the basic and diluted EPS:


                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                        ----------------------------------
                                                          2005          2004         2003
                                                        --------       ------       ------
                                                            U.S. DOLLARS IN THOUSANDS
                                                        ----------------------------------

Net income (U.S. GAAP)                                  $    558       $2,253       $  822
                                                        ========       ======       ======

                                                          NUMBER OF SHARES IN THOUSANDS
                                                        ----------------------------------
Weighted average number of common shares
  outstanding used in basic EPS calculation                3,089        3,077        2,797

Add assumed exercise of outstanding stock options
  as adjustments for dilutive securities                       -          174            -
                                                        --------       ------       ------

Weighted average number of common shares
  outstanding used in dilutive EPS calculation             3,089        3,251        2,797
                                                        ========       ======       ======
Basic EPS                                               $   0.18       $ 0.73       $ 0.29
                                                        ========       ======       ======
Diluted EPS                                             $   0.18       $ 0.69       $ 0.29
                                                        ========       ======       ======


     (C)  STOCK OPTION PLAN

          Under Israeli GAAP the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to, or is above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

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

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

     (C)  STOCK OPTION PLAN (CONT.)

          The fair value of each option granted is estimated on the date of grant, using the Black- Scholes option pricing model with expected volatility of 153% for the year ended December 31, 2005 (127% and 57% for the years ended December 31, 2004 and 2003, respectively) and using the following weighted average assumptions:

          1.   Dividend yield of zero percent for each year.

          2. Risk-free interest rate of 4.3% for the year ended December 31, 2005 (4% and1.5% for the years ended December 31, 2004 and 2003).

          3.   Expected life of 0.5 year after the option is vested.

          The compensation expenses associated with these options are amortized over their vesting period, which is 3, 4, and 5 years, for options granted in 2005, 2004 and 2003 respectively.

                                                            YEAR ENDED DECEMBER 31,
                                                      ------------------------------------
                                                        2005          2004           2003
                                                      -------       --------       -------
                                                            U.S. DOLLARS IN THOUSANDS
                                                      ------------------------------------
Net income as reported (U.S. GAAP)                    $   558       $  2,253       $   822
Add: application of compensation expenses
  according to Statement 123                             (323)          (562)          (70)
                                                      -------       --------       -------
Pro forma net income                                  $   235       $  1,691       $   752
                                                      =======       ========       =======
Basic earnings per ordinary share as reported         $  0.18       $   0.73       $  0.29
                                                      =======       ========       =======
Diluted earnings per ordinary share as reported       $  0.18       $   0.69       $  0.29
                                                      =======       ========       =======
Basic earnings per ordinary share, pro forma          $  0.08       $   0.55       $  0.27
                                                      =======       ========       =======
Diluted earnings per ordinary share, pro forma        $  0.08       $   0.52       $  0.27
                                                      =======       ========       =======

     (D)  EARNINGS FROM "APPROVED ENTERPRISES"

          Under the Israeli Law for Encouragement of Capital Investments, 1959, a company which owns an "approved enterprise", and which chooses the "alternative benefits" track, is exempted from income tax on undistributed earnings which derive from the approved enterprise, during the period of benefits ("tax exempt earnings"). In the event that a dividend is distributed out of tax exempt earnings, the Company will be subject to tax at a rate of 25% on the amount distributed.

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

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

     (D)  EARNINGS FROM "APPROVED ENTERPRISES" (CONT.)

          IN ACCORDANCE WITH U.S. GAAP:

          Under SFAS 109, a deferred tax liability normally would be recorded relating to taxes that would be owed on the distribution of profits even if management does not intend currently to declare dividends. On April 1, 2005, an amendment to the Israeli Investment Law came into effect ("Amendment No.60") and has significantly changed the provisions of the Investment Law. Till Amendment No.60 became effective, a company could be liquidated with no tax liability to the company on distributed profits. According to Amendment No. 60, and the Company's approved enterprise status under the "Privileged track", the Company will be liable upon liquidation for taxes on distributed profits derived from tax-exempt income.

          As a result of amendment No. 60, the Company recorded in 2005 a deferred tax liability and tax expenses in the amount of $416 thousands in respect of its tax exempt profits earned in 2004 and 2005.

     (E)  IMPAIRMENT OF LONG-LIVED ASSETS

          According to Israeli GAAP as provided in Accounting Standard No. 15 whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset's net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value

          According to US GAAP as provided in Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" the recoverable amount of an asset to be held and used is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. For all years presented, the effect of this difference is not material.

     (F)  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

          On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004) ("123(R)"), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in Statement 123(R) is similar to the approach described in Statement
          123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) must be adopted no later than January 1,2006.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

     (F)  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

          The Company expects to adopt Statement 123(R) on January 1, 2006. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

          o A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123(R) for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

          o A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

          The Company plans to adopt Statement 123(R) using the modified-prospective method.

          As permitted by Statement 123, the Company currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company's result of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 17(d) to our consolidated financial statements.

          In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005, adoption of SFAS No. 154 will not have a material impact on the Company's financial position or results of operations.

                ACS - TECH 80 LTD. (AN ISRAELI CORPORATION) AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

     (F)  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

          In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005, adoption of FSP FAS 115-1 will not have a material impact on the Company's financial position or results of operations.

APPENDIX  I.

                                                                           %             %
                                                                     -------------    -------
HOLDING ENTITY    HELD ENTITY                                        SHARE CAPITAL    CONTROL
--------------    -----------------------------------------------    -------------    -------
The Company       ACS Motion Control 1998 Ltd (inactive company).        99.8%         99.8%

                  Netzer Precision Motion Sensors Ltd.
                    (formerly Netzer Motion Sensors Ltd.)                11.5%         11.5%

                  Technology 80 Inc.
                  (d/b/a ACS TECH80 Inc.)                                 100%          100%

                  ACS TECH 80 Europe B.V. (inactive company).             100%          100%

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.






CONTENTS
                                                             Page
                                                             ----

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM      T-1

FINANCIAL STATEMENTS

   Balance Sheets                                            T-2

   Statements of Operations and Accumulated Deficit          T-3

   Statements of Cash Flows                                  T-4

   Notes to Financial Statements                          T-5 - T-13

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

                                        Minneapolis, Minnesota

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
                                                     ===========    ===========

See notes to financial statements.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31                                                          2003           2002
----------------------                                                       -----------    -----------
OPERATING ACTIVITIES
   Net loss                                                                  $  (467,467)   $  (500,307)
   Adjustments to reconcile net loss to net cash
      provided by operating activities:
      Interest expense and foreign currency loss - notes payable to Parent       519,209              -
      Depreciation                                                                65,846         69,555
      Loss (gain) on sale or disposition of furniture and equipment                4,619            (20)
      Deferred income taxes                                                       22,800        273,900
      Loss on sublease                                                           113,803              -
      Amortization                                                                     -        112,500
      Changes in operating assets and liabilities:
        Accounts receivable                                                     (326,973)       105,956
        Income tax refund receivable                                              95,770        (20,770)
        Inventories                                                              152,205        593,217
        Prepaid expense                                                           (3,200)             -
        Accounts payable                                                          28,621        (18,977)
        Other current liabilities                                                (67,400)       (90,403)
        Deferred rent                                                             (7,901)        (5,008)
                                                                             -----------    -----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                        129,932        519,643
                                                                             -----------    -----------

INVESTING ACTIVITIES
   Purchases of investments                                                      (75,000)             -
   Security deposits                                                              (4,793)             -
   Purchases of furniture and equipment                                          (20,733)        (6,857)
   Proceeds on disposition of furniture and equipment                                  -             20
                                                                             -----------    -----------

NET CASH USED BY INVESTING ACTIVITIES                                           (100,526)        (6,837)
                                                                             -----------    -----------

FINANCING ACTIVITIES
   Payments on long-term debt                                                 (1,253,333)      (853,333)
   Advances from Parent                                                          963,516        578,383
                                                                             -----------    -----------

NET CASH USED BY FINANCING ACTIVITIES                                           (289,817)      (274,950)
                                                                             -----------    -----------

NET INCREASE (DECREASE) IN CASH                                                 (260,411)       237,856
Cash
   Beginning of year                                                             350,983        113,127
                                                                             -----------    -----------

   End of year                                                               $    90,572    $   350,983
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

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS

7.   INCOME TAXES

     Income tax expense (benefit) consisted of the following:


YEAR ENDED DECEMBER 31     2003        2002
----------------------  ---------   ---------
Current:
  Federal               $       -   $(541,070)
  State                       300         300
                        ---------   ---------
Total current                 300    (540,770)
                        ---------   ---------
Deferred:
  Federal                  16,900     280,500
  State                     5,900      (6,600)
                        ---------   ---------

Total deferred             22,800     273,900
                        ---------   ---------

TOTAL                   $  23,100   $(266,870)
                        =========   =========

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS

7.   INCOME TAXES (CONTINUED)

     The significant components of deferred income taxes were as follows:

DECEMBER 31                                           2003                                   2002
-----------                           -----------------------------------    -----------------------------------

                                        TOTAL       FEDERAL       STATE        TOTAL       FEDERAL       STATE
                                      ---------    ---------    ---------    ---------    ---------    ---------
DEFERRED INCOME TAX ASSETS:
   Net operating loss carryforward    $  64,600    $  18,400    $  46,200    $ 121,700    $  65,400    $  56,300
   Capital loss carryfoward             105,600       79,900       25,700      209,100      183,400       25,700
   Contributions carryforward            49,200       49,200            -       54,400       54,400            -
   Credits carryforward                  42,900            -       42,900       42,900            -       42,900
   Inventory reserve                     72,000       66,500        5,500       71,700       66,500        5,200
   Accrued loss on sublease              41,900       38,700        3,200            -            -            -
   Noncompete                           118,650      109,650        9,000      129,150      119,850        9,300
   Accrued interest - notes payable
      to Parent                          42,200       39,000        3,200            -            -            -
   Foreign currency loss - notes
      payable to Parent                 148,800      137,500       11,300            -            -            -
   Other                                  8,320        8,320            -       10,200       10,200            -
                                      ---------    ---------    ---------    ---------    ---------    ---------
DEFERRED INCOME TAX ASSETS              694,170      547,170      147,000      639,150      499,750      139,400
                                      ---------    ---------    ---------    ---------    ---------    ---------

DEFERRED INCOME TAX LIABILITIES:
   Impact of state credits and
      carryforwards                     (39,470)     (39,470)           -      (36,550)     (36,550)           -
   Other                                (28,800)     (23,600)      (5,200)     (31,200)     (25,000)      (6,200)
                                      ---------    ---------    ---------    ---------    ---------    ---------
DEFERRED INCOME TAX LIABILITIES         (68,270)     (63,070)      (5,200)     (67,750)     (61,550)      (6,200)
                                      ---------    ---------    ---------    ---------    ---------    ---------
VALUATION ALLOWANCE                    (340,800)    (300,600)     (40,200)    (263,500)    (237,800)     (25,700)
                                      ---------    ---------    ---------    ---------    ---------    ---------

TOTAL                                 $ 285,100    $ 183,500    $ 101,600    $ 307,900    $ 200,400    $ 107,500
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

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS

7.   INCOME TAXES (CONTINUED)

     The significant differences between income taxes at the statutory rate and the effective tax rates were as follows:

YEAR ENDED DECEMBER 31                                                                    2003          2002
----------------------                                                                  ---------    ---------
Tax computed at the statutory rate                                                      $(151,100)   $(260,840)
State income tax, net of federal effect                                                    (8,200)     (13,370)
Contribution carryovers utilized                                                           (5,200)           -
Increase in valuation allowance on accrued interest and foreign currency loss - notes
  payable to Parent                                                                       186,100            -
Tax rate differential on federal net operating losses carried back                              -        4,995
Other                                                                                       1,500        2,345
                                                                                        ---------    ---------

INCOME TAX EXPENSE (BENEFIT)                                                            $  23,100    $(266,870)
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

                          OLD         NEW
YEAR ENDING DECEMBER 31  LEASE       LEASE      TOTAL
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

12.  ECONOMIC DEPENDENCY

     The following summarizes customers with revenue or accounts receivable balances in excess of 10% of total revenue or outstanding accounts receivable:


                                             % OF                  % OF
                                          YEAR ENDED           RECEIVABLE AT
                                          DECEMBER 31           DECEMBER 31
                                        --------------      ------------------
CUSTOMER                                2003      2002      2003          2002
--------                                ----      ----      ----          ----

1                                          9%       13%        6%            -%
2                                          8         -        18             -
3                                          1         9         -            48
Five largest                              37        36        41            48
                                        ====      ====      ====          ====

     The following summarizes purchases from vendors in excess of 10% of total purchases, excluding purchases from Parent:


                                 % OF
YEAR ENDED DECEMBER 31        PURCHASES
----------------------    -----------------
VENDER                    2003         2002
------                    ----         ----

1                           29%          33%
2                           20           16
3                           10           18
4                           16            4
Five largest                80           77
                          ====         ====

     Sales to foreign customers were approximately $343,000 and $394,000 for the years ended December 31, 2003 and 2002.

TECHNOLOGY 80 INC. D/B/A ACS-TECH80 INC.

NOTES TO FINANCIAL STATEMENTS

13.  SUPPLEMENTARY CASH FLOW INFORMATION

     Additional cash flow information is as follows:

YEAR ENDED DECEMBER 31                                     2003         2002
----------------------                                  ----------   ----------
Cash paid (received) for:
   Interest                                             $  111,128   $  180,941
   Income taxes                                                  -     (520,788)
Noncash financing activities:
   Due to Parent converted to notes payable to Parent    5,525,936            -
                                                        ==========   ==========