Form 20-F
period 2006-12-31
ACS - TECH 80 LTD
filed 2007-03-28
CIK 1038144

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES
EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

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

                            ACS - MOTION CONTROL LTD.
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
Ordinary Shares, par value                      Nasdaq Capital(R) Market
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

                            3,266,751 ORDINARY SHARES
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

                             Item 17 [_] Item 18 [X]

                                TABLE OF CONTENTS

                                                                           PAGE

          Forward Looking Statements                                          3

                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers               5
Item 2.   Offer Statistics and Expected Timetable                             5
Item 3.   Key Information                                                     5
            Selected Financial Data                                           5
            Risk Factors                                                      6
Item 4.   Information on the Company                                         14
Item 4A.  Unresolved Staff Comments                                          22
Item 5.   Operating and Financial Review and Prospects                       23
Item 6.   Directors, Senior Management and Employees                         33
Item 7.   Major Shareholders and Related Party Transaction                   43
Item 8.   Financial Information                                              44
Item 9.   The Offer and Listing                                              46
Item 10.  Additional Information                                             47
            Memorandum and Articles of Association                           47
            Exchange Controls                                                51
            United States Federal Income Tax Considerations                  52
            Israeli Taxation                                                 55
            Documents on Display                                             57
Item 11.  Quantitative and Qualitative Disclosures about Market Risk         58
Item 12.  Description of Securities Other than Equity Securities             58

                                     PART II

Item 13.  Defaults, Dividends Arrearages and Delinquencies                   58
Item 14.  Material Modifications to the Rights of Security Holders
            and Use of Proceeds                                              58
Item 15.  Controls and Procedures                                            59
Item 16.  [Reserved]                                                         59
Item 16A. Audit Committee Financial Expert                                   59
Item 16B. Code of Ethics                                                     59
Item 16C. Principal Accountant's Fees and Services                           60
Item 16D. Exemptions from Listing Standard for Audit Committees              60
Item 16E. Purchases of Equity Securities by the Issuers and
          Affiliated Purchasers                                              60

                                    PART III

Item 17.  Financial Statements                                               61
Item 18.  Financial Statements                                               61
Item 19.  Exhibits                                                           62

SIGNATURES                                                                   63

                                  INTRODUCTION

     As used in this Annual Report on Form 20-F, references to "we", "our",
"us", "ACS Motion Control" or the "Company" are references to ACS Motion Control
Ltd, a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries, unless indicated otherwise.

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

     For the reader's convenience, some financial information has been translated from New Israeli Shekels, or NIS, to U.S. dollars, using the representative exchange rate as published by the Bank of Israel as of December
31, 2006 (U.S. $1.00 = NIS 4.225). The U.S. Dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii)
could be converted into dollars at the assumed rate.

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

3A.  SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial information of
ACS -Motion Control Ltd. You should read this table together with "Item 5.
Operating and Financial Review and Prospects" and our audited consolidated financial statements, including the related notes, contained elsewhere in this
Annual Report. The selected consolidated financial data presented below as of and for each of the last five fiscal years ended December 31, 2006 have been derived from our audited consolidated financial statements for the relevant years.

                                                          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------------------------
                                                  2006         2005         2004         2003         2002
                                                 ------       ------       ------       ------       ------
                                                                        CONSOLIDATED

                                                       U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                                 ----------------------------------------------------------

STATEMENT OF OPERATIONS DATA:
 ISRAELI GAAP:
 Revenues                                        13,503       11,428       14,376        9,205        7,907
 Operating income (loss)                          1,443        1,022        2,534          871         (354)
 Net income (loss)                                1,537          974        2,253          822         (201)
 Net income (loss) per Ordinary Share:
     Basic in U.S. dollars                         0.48         0.32         0.75         0.28        (0.07)
     Diluted in U.S. dollars                       0.48         0.32         0.70         0.26        (0.07)
 U.S. GAAP*:
 Net income (loss)                                1,388          558        2,253          822         (201)
 Net income (loss) per Ordinary Share
     Basic in U.S. dollars                         0.43         0.18         0.73         0.29        (0.07)
     Diluted in U.S. dollars                       0.43         0.18         0.69         0.29        (0.07)
 Weighted average number of shares used in
 computation of earnings (loss) per share:
     Basic                                        3,207        3,079        3,012        2,797        2,795
     Diluted                                      3,213        3,079        3,218        2,797        2,795
   BALANCE SHEET DATA:
 ISRAELI GAAP:
 Total assets                                    15,776       12,871       12,341       10,268        9,881
 Net assets                                      12,908       10,589        9,584        6,460        5,635
 Capital stock                                       10           10            9            9            9
 U.S. GAAP*:
 Total assets                                    16,315       13,224       12,852       10,680       10,228
 Net assets                                      12,343       10,173        9,584        6,460        5,635
 Capital stock                                       10           10            9            9            9

*For a discussion of the effect on net income of the application of U.S. GAAP, see Item 5.A - Operating results.

EXCHANGE RATE DATA

     The following table sets forth information concerning the representative exchange rate of the NIS to the U.S. Dollar, as published by the Bank of Israel, for the years 2002 through 2006 and for each of the months in the six-month period ended February 28, 2007, expressed in US dollars per NIS.

     The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

                                                      EXCHANGE RATES
                                       ---------------------------------------------
                                      RATE AT       AVERAGE       HIGHEST     LOWEST
FOR THE YEAR ENDED DECEMBER 31      PERIOD END       RATE          RATE        RATE
------------------------------         -----         -----        -----        -----
                                                       (USD PER NIS)
                                       ---------------------------------------------

2002                                   4.737         4.738        4.994        4.437
2003                                   4.379         4.548        4.924        4.283
2004                                   4.308         4.482        4.634        4.308
2005                                   4.603         4.486        4.740        4.299
2006                                   4.225         4.456        4.725        4.176
For the month ended:
September 30, 2006                     4.302         4.353        4.394        4.297
October 31, 2006                       4.288         4.273        4.294        4.238
November 30, 2006                      4.247         4.300        4.331        4.247
December 31, 2006                      4.225         4.202        4.234        4.176
January 31, 2007                       4.260         4.228        4.260        4.187
February 28, 2007                      4.211         4.218        4.254        4.183

     On March 19, 2007, the representative exchange rate of the NIS to the US
Dollar, as published by the Bank of Israel, was NIS 4.208 to $1.00.

3B.  CAPITALIZATION AND INDEBTEDNESS

     Not applicable

3C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable

3D.  RISK FACTORS

RISK FACTORS RELATED TO THE COMPANY:

WE HAVE THREE CUSTOMERS THAT ARE RESPONSIBLE FOR A SUBSTANTIAL PORTION OF OUR
REVENUES. THE LOSS OF ANY OF THESE CUSTOMERS OR A MATERIAL DECREASE IN THE
QUANTITY OF SALES TO ANY OF THEM COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR
RESULTS OF OPERATIONS AND REVENUES.

     For the years ended December 31, 2006, 2005 and 2004, three customers represented approximately 44%, 37% and 52%, respectively, of our sales. For the years ended December 31, 2006, 2005 and 2004 one customer accounted for 24%, 13%
and 24%, respectively, of our sales. In June 2006 we were notified by this customer that due to a redesign of its system, it would no longer require the products that it has been purchasing from us over the last years and would therefore cease the purchase of most of our products as of the fourth quarter of
2006. We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues. We do not have long-term purchase contracts with our customers and our sales arrangements with them do not have minimum purchase requirements.

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

THE DOLLAR COST OF OUR OPERATIONS IN ISRAEL WILL INCREASE TO THE EXTENT
INCREASES IN THE RATE OF INFLATION IN ISRAEL ARE NOT OFFSET BY A DEVALUATION OF
THE NIS IN RELATION TO THE U.S. DOLLAR, WHICH WOULD HARM OUR RESULTS OF
OPERATIONS.

     Since a considerable portion of our expenses such as employees' salaries are linked to an extent to rate of inflation in Israel, the dollar cost of our operations is influenced by the extent any increase in the rate of inflation in
Israel is or is not offset by the devaluation of the NIS in relation to the dollar. As a result, we are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the dollar. In that event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2006 the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations. We cannot predict whether in the future the NIS will appreciate against the dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, will increase labor and other costs, which will increase the dollar cost of our operations in Israel and harm our results of operations.

WE MAY BE SUBJECT TO CURRENCY FLUCTUATION.

     The U.S. Dollar cost of our operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the U.S. Dollar. Our U.S. Dollar costs will increase if this "gap" widens and the devaluation rate fails to keep pace with the rate of inflation in Israel, and conversely, we may benefit if the rate at which
Israeli currency devalues against the U.S. Dollar exceeds the rate of inflation in Israel. In the years ending December 31, 2006, 2005 2004, 2003 and 2002, the annual inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the U.S. Dollar was 6.9%, (4.5)%, 2.8%, 5.7% and (0.8)%,
respectively. The closing representative exchange rate of the U.S. Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.225, NIS
4.603, NIS 4.308, NIS 4.379 and NIS 4.737, respectively. As a result, we experienced increases in the U.S. Dollar costs of operations in Israel in 2006,
2004 and 2003, and decreases in 2005 and 2002. We cannot assure you that we will not be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the U.S. Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. We do not currently, and have no plans to, utilize currency hedging instruments, and we do not hold or issue derivative securities.

OWNERSHIP OF OUR ORDINARY SHARES IS CONCENTRATED WHICH MAY DELAY, IMPEDE OR
DISCOURAGE A TRANSACTION BENEFICIAL TO OUR SHAREHOLDERS.

     As of February 28, 2006, Ze'ev Kirshenboim, our Chairman of the Board of
the Directors and Chief Financial Officer, beneficially owned approximately 23%
of our outstanding ordinary shares, and Jacob Engel, one of our directors and a brother-in-law to Mr. Kirshenboim, beneficially owned approximately 18% of our ordinary shares. The concentration of our share ownership may:

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

REAL OR PERCEIVED FUTURE SALES OF OUR ORDINARY SHARES IN THE PUBLIC MARKET AND
LOW TRADING VOLUME COULD CAUSE OUR SHARE PRICE TO SIGNIFICANTLY DECLINE, OR MAKE
IT MORE DIFFICULT FOR US TO RAISE ADDITIONAL FUNDS.

     As of the date of this annual report we have approximately 3.3 million ordinary shares outstanding. Approximately 41% of these shares are "restricted securities" available for resale, subject, however, to volume limitations under
Rule 144. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. In addition, we have experienced a low trading volume of our ordinary shares, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and our share price may significantly decline. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

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

RISKS FACTORS RELATED TO THE INDUSTRY:

ECONOMIC DOWNTURNS AND CYCLICAL NATURE OF SPECIFIC MARKET SEGMENTS THAT WE
TARGET COULD RESULT IN SIGNIFICANT DECREASE IN SALES.

     Our products are designed especially for segments within the industrial sector for systems such as advanced medical scanners, printing machinery, electronic manufacturing and inspection, LCD monitors, and semi-conductor manufacturing and inspection equipment. A slowdown in certain geographical regions such as Western Europe, the Far East and the United States, or in
certain industries, such as the electronic and semiconductors industries, could have a material adverse effect on our operations and financial results. The manufacturing of motion control systems for the semiconductor and electronic industry is our most significant field of activity, amounting to approximately
61% of our sales. Approximately 23% of our revenues are derived from the medical scanning industry, 10% from the printing industry, and another 6% to others, such as the general automation industry. The semiconductor and electronics industry, which comprised approximately 61% of our revenues, is highly volatile and unpredictable, and we are subject to the industry's business cycles, the timing, length and volatility of which are difficult to predict. We must effectively manage our resources and production capacity to meet changing demand. During periods of decreasing demand for motion control products, we must be able to appropriately align our cost structure with prevailing market conditions and effectively manage our supply chain. During periods of increasing demand, we must have sufficient manufacturing capacity and inventory to meet customer demand and must be able to effectively manage our supply chain. If we are not able to timely and appropriately align our cost structure with business conditions and/or to effectively manage our resources and production capacity, including our supply chain during changes in demand, our business, financial condition or results of operations may be materially and adversely affected.

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

THE GOVERNMENT GRANTS WE HAVE RECEIVED FOR RESEARCH AND DEVELOPMENT EXPENDITURES
LIMIT OUR ABILITY TO MANUFACTURE PRODUCTS AND TRANSFER TECHNOLOGIES OUTSIDE OF
ISRAEL AND REQUIRE US TO SATISFY SPECIFIED CONDITIONS. IF WE FAIL TO SATISFY
THESE CONDITIONS, WE MAY REQUIRED TO REFUND GRANTS PREVIOUSLY RECEIVED TOGETHER
WITH INTEREST AND PENALTIES.

     From 1988 to 2006, we received grants totaling approximately $4.17 million from the government of Israel through the Office of the Chief Scientist of the
Ministry of Industry and Trade for the financing of portion of our research and development expenditures. The terms of the Chief Scientist grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the Chief Scientist supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangement for those products or technologies. In addition, we are prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of a governmental committee. On March 29, 2005, the Israeli parliament approved an amendment to Israeli Law for Encouragement of Industrial Research and
Development, which permits under certain conditions the transfer of such technology outside of Israel, including the payment of a redemption price to be determined under regulations that have not yet been promulgated.

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

WE MAY BE DIRECTLY AFFECTED BY LESS THAN STABLE POLITICAL AND MILITARY
CONDITIONS IN ISRAEL. ANY HOSTILITIES INVOLVING ISRAEL OR THREATENING ISRAEL, OR
THE INTERRUPTION OR CURTAILMENT OF TRADE BETWEEN ISRAEL AND ITS PRESENT TRADING
PARTNERS, COULD ADVERSELY AFFECT OUR OPERATIONS.

     We are incorporated under the laws of the State of Israel and our principal offices and manufacturing and research and development facilities are located in
Israel. As such, we are directly influenced by political, economic and military conditions affecting Israel. Any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations.

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

ITEM 4. INFORMATION ON THE COMPANY

4A.  HISTORY AND DEVELOPMENT OF THE COMPANY

     ACS Motion Control Ltd was incorporated under the laws of the State of
Israel on June 9, 1985. Our executive offices are located at P.O.B. 5668, Migdal
Ha'Emek, Israel 10500, and our telephone number is 011-972-4-6546440. In March
2006 we changed our name from ACS Tech80 Ltd. to our current name.

     Our wholly owned subsidiary, Technology 80 Inc. (doing business under the name ACS Motion Control, Inc.) (Tech80). is located in Minneapolis, U.S.A.
Tech80 manufactures motion control products that are complementary to our products, and markets our products in North America. See "Technology 80, Inc."
below.

     We are not a capital-intensive company in terms of fixed assets, but rather invest in research and development and marketing. We expect the amount of capital expenditures during 2007 to be higher than in 2006 and to be funded from our cash flows from operations. During 2006, 2005 and 2004 our capital expenditures totaled U.S. $183 thousand, U.S. $116 thousand and U.S. $153 thousand, respectively. We currently plan to increase capital expenditures in
2007, mainly in Israel, where our primary production facilities are located, by approximately U.S. $87 thousand to an approximate total of U.S. $270 thousand, mainly to continue to acquire advanced automated test equipment. The capital expenditures will be financed from internal resources.

     In 1998, we invested in Netzer Precision Motion Sensors Ltd., an Israeli start-up company, focusing on development and production of motion sensors based on a proprietary technology. As of December 31, 2006, we owned 11.5% of the capital stock of Netzer. In January 2006 Netzer signed an agreement with "Sick
AG" ("Sick"), a German company, and with "Sick Sensors Ltd.", Sick's wholly owned Israeli subsidiary, whereby Sick Sensors purchased all Netzer's IP, including patents, production files, development projects database, and general database. Netzer reserves the right to continue to market and develop its Non
Industrial Automation products, for military, aerospace, avionics, marine, transportation and other specific applications. Netzer continues to operate in the Non Industrial Automation market.

The consideration for the assets sold is as follows:

- Three million Euros upon closing, which took place in January 2006;

- Three million Euros following completion in accordance with timetable of R&D milestones by Sick Sensors, three projects, 1 million Euros for each milestone achieved; and

- 20 Euro royalty payment per each sensor head sold by Sick until 2012,

     Sick Sensors has reported that two of the three milestones, (Read Head A and Read Head C) were achieved and 2 Million Euros are expected to be paid in Q2 of 2007. The last milestone (SEK-52) is expected to be completed in June 2007.

     In January 2006, Netzer's shareholders resolved that the total consideration received will be solely distributed to the existing shareholders pro rata to the holdings of all shareholders. Further according to the resolution, all legal and other fees related to the transaction, and repayment of U.S $300 thousand loan granted to Netzer by a shareholder, are to be deducted from the transaction funds prior to any distribution. Netzer continues to operate in the Non Industrial Automation market, financed by self generated resources from operations. In April 2006 we received a U.S. $207 thousand dividend from Netzer. An additional dividend of U.S. $155 thousand was received in February 2007.

     We reviewed the fair value of the investment in Nezter as at December 31,
2006, and determined that an impairment in the amount of U.S. $216 thousand was required.

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

     Our customer base includes (i) leading international original equipment manufacturers (OEMs), such as Philips Medical Systems and GE Medical Systems, producers of medical scanners, Applied Materials Ltd., a subsidiary of Applied
Materials, Inc., a leading producer of automatic optical inspection systems for the semiconductor industry; Orbotech Ltd, a producer of optical inspection systems for the printed circuit industry and flat panel display, and Anorad
Corporation, a Rockwell Automation subsidiary, producer of turnkey high-performance positioning systems used by many OEMs that produce manufacturing and inspection systems for the semiconductor and electronic industries; and (ii) a network of distributors in Europe, Israel, North America and Asia who sell our products to their local customers and provide the customer with training, installation and service.

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

INDUSTRY OVERVIEW

     The international market for industrial motion control systems consists of various sectors of industry and technology, including medical, automotive, science, engineering, production automation, and computer and electronic manufacturing and test equipment. Our products are designed especially for segments within the industrial sector for systems such as advanced medical scanners, printing machinery, electronic manufacturing and inspection, LCD monitors, and semi-conductor manufacturing and inspection equipment. The potential of this targeted segment of the market for our current products is estimated to be between $600 million and $700 million per year.

     Past industry downturns resulted in a significant decrease in demand for our products in the semiconductor and electronics manufacturing equipment segment, which in 2006 comprised approximately 61% of our revenues. In 2003 and in most of 2004 customers made increased investments in capacity and technology, reflecting an improving business environment in the semiconductor and electronics industries. This upturn leveled off in 2005, and in 2006 we witnessed increased demand for our products by customers in the semiconductor and electronics industry.

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

     o INCREASE THE NUMBER OF DISTRIBUTORS IN THE FAR EAST. We perceive the
Japanese and Korean markets as major targets for expansion, and in 2003 we signed distribution agreements with two new distributors in these countries. As a result of these efforts, sales to the Far East increased by 14% in 2006 as compared to 2005, and by 61% in 2005 as compared to 2004, in spite of an overall decline in sales in 2005. In 2006 we concentrated further on marketing efforts in the Far East. We established a liason office in South Korea and we are also studying the motion control market in China, which we believe is one of the fastest growing markets in industrial automation.

     o ACHIEVE BRAND NAME RECOGNITION. To gain more brand recognition, we continue our advertising efforts, including articles and news releases in trade magazines, and enhancing our Internet web site. We continue to conduct and plan to increase the number of seminars and training sessions to end customers, OEMs and distributors in Israel, the U.S., Europe, and the Far East. We participate in major industry trade-shows around the globe. Our website presents and introduces our products, and includes advanced simulation tools for demonstration of the mode of operation.

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

     Marketing and sales efforts are carried out directly by us, as well as by our distributors and representatives. We promote our products and services primarily through advertising, articles and news releases in technical journals, sales meetings, and training seminars to our distributors and customers. Our distributors and representatives promote our products through local advertising, participation in trade fairs, and organization of seminars for potential and existing customers. In 2006 we established a liaison office in Korea.

CUSTOMERS

     Set forth below is the approximate breakdown of our sales to OEMs and distributors for the years ended December 31, 2006, 2005 and 2004.

CUSTOMER TYPE                                  YEAR ENDED DECEMBER 31,
-------------       ------------------------------------------------------------------------------
                            2006                         2005                         2004
                    --------------------         --------------------         --------------------
               U.S. Dollars in  % of Total  U.S. Dollars in  % of Total    U.S. Dollars   % of Total
                  thousands        sales       thousands        sales      in thousands      sales
                    ------        ------         ------        ------         ------        ------

OEMs                 9,818            73%         8,291            73%        10,907            76%
Distributors         3,685            27%         3,137            27%         3,469            24%
                    ------        ------         ------        ------         ------        ------
    Total           13,503           100%        11,428           100%        14,376           100%

     In 2006, 2005 and 2004 our sales to OEMs consisted of approximately 33%,
28% and 32% respectively, to the semi-conductors industry, 28%, 17% and 29%
respectively, to the electronics industry, 23%, 35% and 20% respectively, to the medical scanning industry, 10%, 11% and 13% respectively, to the printing industry, 3%, 4% and 3% respectively, to the general automation industry, and
3%, 6% and 3% respectively, to others.

     Set forth below is the approximate breakdown of our sales in the different geographic regions in which we operate for the years ended December 31, 2006,
2005, and 2004.

GEOGRAPHIC REGION                                YEAR ENDED DECEMBER 31,
-----------------    ------------------------------------------------------------------------------
                             2006                         2005                        2004
                     --------------------         --------------------         --------------------
                  U.S. Dollars   % of Total    U.S. Dollars   % of Total    U.S. Dollars   % of Total
                  in thousands      sales      in thousands     sales       in thousands      sales
                     ------        ------         ------        ------         ------        ------

Israel                4,276            32%         3,747            33%         4,824            34%
Europe                4,961            37%         3,246            28%         5,666            39%
Asia                    552             4%           485             4%           301             2%
North America         3,714            27%         3,947            35%         3,580            25%
Other                     -             -              3             -              5             -
                     ------        ------         ------        ------         ------        ------
    Total            13,503           100%        11,428           100%        14,376           100%

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

     Our research and development department consists of highly skilled personnel. As of December 31, 2006, approximately 38% of our total workforce was engaged in research and development.

     Our expenditures for research and development for 2006, 2005 and 2004 were as follows:

                                        YEAR ENDED DECEMBER 31,
                                 ------------------------------------
                                  2006           2005           2004
                                 ------         ------         ------
                                      U.S. Dollars in thousands
                                 ------------------------------------

Gross R&D Expenses                2,065          1,629          1,668
Grants and Participations          (340)           (17)          (247)
                                 ------         ------         ------
Net R&D Expenses                  1,725          1,612          1,421

     Our research and development activity is supported by grants provided by the Israeli government through the Ministry of Industry and Trade -- Office of the Chief Scientist (OCS). The terms of the Chief Scientist grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the Chief Scientist supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. On March 29, 2005, the Israeli parliament approved an amendment to Israeli Law for Encouragement of Industrial Research
and Development, which permits under certain conditions the transfer of such technology outside of Israel, including the payment of a redemption price to be determined under regulations that have not yet been promulgated. Separate
Israeli Government consent is required to transfer to third parties technologies developed through projects in which the Israeli Government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies. In 2005 we did not submit an application for funding from the OCS, and we funded our research and development activity using our own internal resources. However, we anticipate that, for so long as such governmental research and development grants continue to be available we may seek, from time to time, to utilize such grants. There is no guarantee that we shall continue to receive OCS funding in the future. We are committed to pay to the Israeli
Government royalties on proceeds from the sale of products, which are funded by such Government grants. Under the terms of our funding from the OCS, royalties of 4% were payable from January 1, 1997 to December 31, 1999, and 5% are payable thereafter. Notwithstanding the foregoing, temporary regulations have been changed and royalties of only 3% were paid from January 1, 1997 to December 31,
1999 and royalties of 3.5% were payable in the years 2000 through 2005, in accordance therewith. In 2006 the regulations changed, and 3% royalties were payable by companies such as ours, with total annual revenues of under 70 million U.S. dollars. Such royalty payments discontinue when 100% of the grant has been repaid. The royalties are linked to the U.S. Dollar, and for grants received after January 1, 1999 also bear interest at the rate of the LIBOR.

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

4C.  ORGANIZATIONAL STRUCTURE

     ACS Motion Control Ltd. Is organized under the laws of the State of Israel and, as of December 31, 2006, held directly the percentage indicated of the outstanding capital stock of the following subsidiaries:

      NAME OF SUBSIDIARY       COUNTRY OF INCORPORATION    PERCENTAGE OWNERSHIP
      ------------------       ------------------------    --------------------
    ACS Motion Control Inc.
     (Technology 80 Inc.)            United States                  100
    ACS-Tech80 Europe B.V*          The Netherlands                 100
ACS Motion Control 1998 Ltd.*           Israel                     99.8
      * Inactive company

4D.  PROPERTY, PLANTS AND EQUIPMENT

     Our principal administrative and research and development activities occupy a 1,487 square meter (16,000 square feet) facility in Migdal Ha'Emek, Israel. We lease this facility pursuant to a lease that expires on January 31, 2008. In
February 2007, we extended the term of the lease for an additional three years.
The updated lease agreement contains two two-year renewal options. We estimate that the current size of our facilities in Israel allows for a certain degree of growth and is adequate for our needs for the next 12 months.

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

OVERVIEW

     ACS Motion Control Ltd. is an Israeli corporation, engaged in the development, production and marketing of universal, fully-digital motion control products, combining software and advanced electronics. The market which we serve includes the semi-conductor, electronic assembly, testing and inspection, medical, digital printing, and production automation markets. Demand for our products can change significantly from period to period as a result of numerous factors, including, but not limited to, changes in: (1) global economic conditions; (2) market conditions of the industrial automation market; (3)
advanced technology and/or capacity requirements of the manufacturers served by us; (4) local economic and political conditions, and (5) relative competitiveness of our products. For these and other reasons, our results of operations for the year ended December 31, 2006 may not necessarily be indicative of future operating results.

     The industrial motion control market has historically been affected by general economic downturns in the industries which we serve, including electronics and semiconductors. The semiconductor industry experienced a downturn that has started in the fourth quarter of 2004 and continued into 2005.
These worldwide economic slowdowns and recoveries affected our financial results in 2005 and 2006. Following a market decline in 2005 the market grew in 2006.
Industry analysts believe that the semiconductor market will undergo a minor correction in 2007, followed by a stronger 2008. However, we are not presently able to anticipate how such matters will affect our results in 2007 and no assurances as to future developments in respect of such matters can be given.
See "- 5.D - Trend Information".

     In 2006 we continued to expand our customer base by expanding our sales and marketing activities in the Far East and Europe, strengthening our long-term relationships with distributors in Japan, Korea, Germany and Switzerland. In
2006 we established a liaison office in South Korea. We participate in major industry trade-shows around the globe. In 2004 we launched a new website which presents and introduces our products, and includes advanced simulation tools for demonstration of the mode of operation.

     Our growth continues to be largely dependent on the success of our semiconductor and electronic business. Revenue from sales to the semiconductor and electronic industries represented approximately 61% of our revenue in 2006, and is expected to continue to account for a significant portion of our revenues in the future.

     Our consistent and selective investments in research and development have enabled us to maintain our position in the industries that we serve, by introducing new and innovative lower cost products to answer our customers'
needs. We continue to focus our efforts towards the enhancement and cost reduction of existing products and the introduction of new products, and expect to increase our research and development expenses in 2007 to further those goals.

     For the years ended December 31, 2006, 2005 and 2004, our three largest customers represented approximately 44%, 37% and 52%, respectively, of our sales. For the years ended December 31, 2006, 2005 and 2004 one customer accounted for 24%, 13% and 24% of our sales, respectively. This customer is an
OEM customer to whom we sell customized products. In June 2006 we were notified by this customer that due to a redesign of its system, it would no longer require the products that it has been purchasing from us over the last years and would therefore cease the purchase of most of our products as of the fourth quarter of 2006. Our margin on sales to this customer was lower than our traditional margin, due to the high volume of sales.

     The Company decided to contribute each year 1% of its pre-tax income to various social projects in Israel.

     In July 2006, the Israel Accounting Standards Board issued Accounting
Standard No. 29, "Adoption of International Reporting Standards (IFRS)". The
Standard will be applicable to financial statements of companies that are subject to the Israel Securities Law - 1968, and are required to report according to its provisions, for periods commencing on January 1, 2008. We are an Israeli public company, therefore we are subject to the Israel Securities Law
- 1968, but in our opinion, based on our legal advisors, we are not required to report according to its provisions, as our shares are not traded in a stock exchange in Israel. Therefore the standard is not applicable to us and we will continue to report according to Israel Generally Accepted Accounting Principles.

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

     INVESTMENT IN OTHER COMPANY. Our investment in non-marketable shares if
Netzer Motion Sensors Ltd. (Netzer) is presented at cost. We evaluate our investment for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, we record a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, we evaluate financial information in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. In 2006, part of Netzer's operations - the Industrial Operations segment was sold, and we recorded U.S. $216 thousand impairment to the remaining segment of our investment, the Non-Industrial segment.

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
Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized. As of
December 31, 2006, we believed that all of the deferred tax assets, net of the valuation allowance, recorded on our balance sheet would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determine that the recovery is not probable. In accordance with Israeli GAAP, valuation allowances in respect of deferred tax assets are provided when it is not probable that all or part of the deferred tax assets will be realized.

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
On April 1, 2005, an amendment to the Israeli Investment Law became effective, which has significantly changed the provisions of the Investment Law. Under the previous law, a company could be liquidated with no tax liability to the company on distributed profits. According to the new amendment we will be liable upon liquidation for taxes on distributed profits derived from tax-exempt income. As a result, under U.S. GAAP we would be required to record in 2006 and 2005 a deferred tax liability and tax expenses in the amount of $149 thousands and $416 thousands, respectively, in respect of our tax exempt profits which are subject to the provisions of the said amendment.

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

                                                YEAR ENDED DECEMBER 31,
                                         --------------------------------------
                                          2006            2005            2004
                                         ------          ------          ------
                                               U.S. DOLLARS IN THOUSANDS

Revenues                                 13,503          11,428          14,376
Cost of revenues                          6,877           5,657           7,602
Gross profit                              6,626           5,771           6,774
Research & development expenses           2,065           1,629           1,668
Less grant received                        (340)            (17)           (247)
Net R&D expenses                          1,725           1,612           1,421
Proceeds from insurance claim                 -               -            (182)
Selling                                   1,783           1,553           1,324
General and Administration                1,675           1,584           1,677
Operating income                          1,443           1,022           2,534
Financing income (expenses), net            167              12             (26)
Other income (expenses), net                 (9)              4             (20)
Income before taxes on income             1,601           1,038           2,488
Income taxes                                 64              64             235
Net income                                1,537             974           2,253

     The following table presents, for the periods indicated, information concerning our results of operations as a percentage of our revenues:

                                             Year Ended December 31
                                        2006          2005          2004
                                       ------        ------        ------
                                          %             %             %

Revenues                                100.0         100.0         100.0
Cost of revenues                         50.9          49.5          52.9
Gross profit                             49.1          50.5          47.1
Research & development expenses          15.3          14.3          11.6
Less grant received                      (2.5)         (0.1)         (1.7)
Net R&D expenses                         12.8          14.1           9.9
Proceeds from insurance claim               -             -          (1.3)
Selling                                  13.2          13.6           9.2
General and Administration               12.4          13.9          11.7
Operating income                         10.7           8.9          17.6
Financing income (expenses), net          1.2           0.1          (0.2)
Income before taxes on income            11.9           9.1          17.3
Income taxes                              0.5           0.6           1.6
Net income                               11.4           8.5          15.7

YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

     Our financial results for 2006 were marked by an increase in demand in the semi conductor and electronics industry, as well as by strong economic conditions. We operate in two geographic segments, Israel and the U.S.A. The respective increase in revenues and operating income in 2006 as compared to 2005 originated from the Israel segment.

     REVENUES. Revenues in 2006 totaled U.S. $13,503 thousand compared with U.S.
$11,428 thousand in 2005, an increase of U.S. $2,075. This increase of approximately 18.2% was attributable to two factors. The first and the most significant, was the increase in the business of one major customer in the electronics industry, who in 2005 accounted for 13% of our business versus 24%
in 2006. This increase accounted for approximately 85% of the total increase in revenues. The second factor is the increase in sales to the semi conductor and electronics industry, which accounted for approximately 15% of the increase in revenues.

     GROSS PROFIT. Gross profit for 2006 was U.S. $6,626 thousand, or 49.1% of revenues, compared to U.S. $5,771 thousand, or 50.5% of revenues, in 2005. The decrease in the gross profit percentage reflects primarily the increase in the business of the one major customer who in 2006 accounted for 24% of our sales, and in 2005 accounted for 13% of our sales. Our margin on sales to this customer was lower than our traditional margin.

     NET RESEARCH AND DEVELOPMENT EXPENSES. Net research and development expenses increased by U.S. $113 thousand, or approximately 7%, to U.S.$ 1,725 thousand for the year ended December 31, 2006, as compared to U.S.$1,612 thousand for the year ended December 31, 2005. In 2006 we received OCS funding of U.S. $340 thousand for part of our research and development expenditures, whereas in 2005 we chose not to apply for OCS funding. Gross research and development expenses increased by approximately 26.8%, to U.S.$ 2,065 thousand for the year ended December 31,2006, as compared to U.S.$ 1,629 thousand for the year ended December 31, 2005. In 2006 we increased our investment in research and development efforts towards the enhancement and cost reduction of existing products as well as introduction of new products. We plan to continue to increase our investment in research and development in 2007 as compared to 2006.

     SELLING EXPENSES. Selling expenses increased by approximately 14.8% to
U.S.$ 1,783 thousand in 2006, from the U.S.$ 1,553 thousand recorded in 2004.
This increase of approximately U.S.$230 thousand is due primarily to increased spending on sales and marketing infrastructure, including the establishment of a liaison office in South Korea.

     GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased by approximately 5.7% to U.S.$ 1,675 thousand in 2006, from the U.S.$ 1,584 thousand recorded in 2005.

     OPERATING INCOME. In 2006 operating income increased by approximately
41.2%, or U.S.$421 thousand, from U.S.$1,022 thousand in 2005 to U.S.$1,443 thousand in 2006. The increase was due to the 18.2% increase in revenues, which led to an increase of 14.8%, or U.S.$855 thousand in gross profit.

     TAXES ON INCOME. Taxes on income in 2006 were U.S. $64 thousand, the same as in 2005. The effective tax rates for 2006 and 2005 were 4.0% and 6.2%, respectively. Generally, our effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to
Approved Enterprises.

     NET INCOME. Net income for the year ended December 31, 2006 was U.S.$ 1,537 thousand, or $0.48 per share (basic and diluted), compared with net income of
U.S.$ 974 thousand, or $0.32 per share (basic and diluted) for the year ended
December 31, 2005. This increase is due to primarily to the increase in revenues.

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

     SELLING EXPENSES. Selling expenses increased by approximately 17.3% to
U.S.$ 1,553 thousand in 2005, from the U.S.$ 1,324 thousand recorded in 2004.
This increase of approximately U.S.$229 thousand is due primarily to increased spending on sales and marketing infrastructure, including the establishment of a
Control and Application Development group as an additional fee-based service for our OEM customers world-wide.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased by approximately 5.5% to U.S.$ 1,584 thousand in 2005, from the U.S.$
1,677 thousand recorded in 2004.

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
The tax expense for the current year was U.S. $ 157 thousand. The effective tax rates for 2005 and 2004 were 6.2% and 9.4%, respectively. Generally, our effective tax rate varies largely as a function of benefits received from the
State of Israel, particularly those relating to Approved Enterprises.

     NET INCOME. Net income for the year ended December 31, 2005 was U.S.$ 974 thousand, or $0.32 per share (basic and diluted), compared with net income of
U.S.$ 2,253 thousand, or $0.75 per share (basic) for the year ended December 31,
2004. This decline is due to primarily to the factors discussed above, i.e. the decrease in revenues simultaneously with the increase in net research and development expenses and the increase in selling, general and administration expenses.

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

                                                 YEAR ENDED DECEMBER 31,
                              -----------------------------------------------------------------
                              2006          2005           2004            2003            2002
                              ----          ----           ----            ----            ----

Inflation (CPI)              (0.1)%         2.4%           1.2%           (1.9)%           6.5%
Devaluation/(Revaluation)    (8.2)%         6.8%          (1.6)%          (7.6)%           7.3%
Inflation devaluation gap     8.1%         (4.4)%          2.8%            5.7%           (0.8)%

     Set forth below are details of the representative exchange rate of the US dollar in the periods indicated:

                EXCHANGE RATE OF 1   AVERAGE RATE      HIGH FOR       LOW FOR
DECEMBER 31 OF      US DOLLAR        FOR THE YEAR      THE YEAR       THE YEAR
--------------      ---------        ------------      --------       --------

2006                   4.23               4.46            4.73         4.18
2005                   4.60               4.49            4.74         4.30
2004                   4.31               4.48            4.63         4.31
2003                   4.38               4.55            4.92         4.28
2002                   4.74               4.74            4.99         4.44

     As a result, we experienced increases in the U.S. Dollar costs of operations in Israel in 2006, 2003 and 2004, and decreases in 2002 and 2005. The changes in the U.S. Dollar cost of our operations in Israel relate primarily to the cost of salaries in Israel, which are paid in NIS, and constitute a substantial portion of our expenses in NIS. These NIS related expenses constituted approximately 24%, 32% and 20% of our total expenses for 2006, 2005 and 2004, respectively. We cannot assure you that we will not be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. In addition, a devaluation of the NIS in relation to the
U.S. Dollar will have the effect of decreasing the U.S. Dollar value of any of our assets, which consist of NIS or liabilities in NIS (unless such liability is linked to the U.S. Dollar). Conversely, any increase in the value of the NIS in relation to the U.S. Dollar will have the opposite effect. We do not currently, and have no plans to, utilize currency hedging instruments, and we do not hold or issue derivative securities.

     The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on March 19, 2007 was NIS 4.208 = $1.00.

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
2004 - 35%, 2005 - 34%, 2006 - 32%, 2007 - 27%, 2009 - 26%, 2010 and thereafter
- 25%. Because we have elected to participate in the alternative package of tax benefits for our approved enterprise programs, the income derived from our approved enterprise programs will be exempt from Israeli taxes on corporate income during certain benefit periods. On April 1, 2005, an amendment to the
Israeli Investment Law came into effect ("Amendment No. 60"). In respect of expansion programs pursuant to Amendment No. 60 to the law, the benefit period commences in the later of the year elected by the Company or the first year in which the Company has taxable income, provided that 14 years have not elapsed from the beginning of the year of election. According to Amendment No. 60 a
"Privileged track" will replace the current "Alternative track". We adopted the amendment and replaced our "Alternative track" with a "Privileged track"
effective as of 2004.

     If dividends are distributed out of tax exempt profits and according to
Amendment No. 60, in case of liquidation, we will then become liable for tax at the rate applicable to our profits from the approved enterprise in the year in which the income was earned, as if we had not chosen the privileged track of benefits. Our policy is not to distribute dividends out of these profits.

     The overall corporate tax rate for 2006, 2005 and 2004 for our company was
4.0%, 6.2% and 9.4% respectively. The period of benefits for the investment plans in effect expires 2013.

     As of December 31, 2006 our subsidiary in the U.S. had approximately U.S.
$460 thousand in tax loss carry-forwards, which expire on various dates through
2026. We have established deferred tax assets which reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The principal component relates to the loss carry-forwards. Realization of deferred tax assets is contingent on future taxable earnings. A valuation allowance has been provided for the portion of those assets which we consider not probable of realization.

5B.  LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

     We had cash, cash equivalents, bank deposits, short-term marketable securities and long-term financial investments of U.S. $7,594 thousand at the end of 2006, including U.S. $4,552 thousand invested in corporate debt securities, reflecting an increase of U.S. $2,517 thousand from the U.S. $5,077 thousand recorded a year earlier. We generated cash from operating activities of
U.S. $1,925thousand in 2006, U.S. $1,524 thousand in 2005 and U.S. $1,501 thousand in 2004. The primary sources of cash from operating activities have been net income, as adjusted to exclude the effect of non-cash charges, and changes in working capital levels, including accounts receivable and inventories. We generated cash from financing activities by the raising of equity funds in the amount of U.S. $759 thousand in 2006 and U.S. $31 thousand in 2005 through the exercise of employee stock options. The cash flow from operations and from financing activities was used to finance U.S. $183 thousand in 2006 and U.S. $116 thousand in 2005 of capital expenditures. Computers, software and testing equipment comprised the majority of the capital spending.
As of December 31, 2006 and 2005 respectively, we had no liability to banks. We have not undertaken any external financing activities for several years. Of the
U.S. $4,552 thousand invested in corporate debt securities, U.S. $2,619 thousand will mature in 2007 and U.S. $1,933 thousand will mature in 2008. We view this investment as a long-term investment, and it is our intention to hold the securities to maturity. We believe that our currently available cash and cash equivalents and funds generated from operations will be sufficient to meet our working capital requirements for the next twelve months.

     Capital expenditures during 2006 totaled U.S. $183 thousand, compared with
U.S.$116 thousand in 2005.

     Inventories grew from U.S. $2,833 thousand as at December 31, 2005 to U.S.
$3,658 thousand as at December 31, 2006. Inventories as a percentage of revenues increased to 27.1% as at December 31, 2006, as compared to 24.8% as at December
31, 2005. This increase in inventory as a percentage of sales was due primarily to last time buys of critical components and other logistics factors, such as the shortening of lead time of customer shipments. Net trade receivables decreased by U.S.$182 thousand at year end, from U.S.$ 2,517 thousand as at
December 31, 2005, to U.S.$ 2,335 thousand as at December 31, 2006, primarily because the period trade receivables were outstanding (calculated by dividing trade receivables at year-end into latest quarter revenues), decreased to 73 days on December 31, 2006 from 80 days on December 31, 2005 as we continued to focus on improved collections. We did not record any significant bad debts during 2006.

CONTRACTUAL OTHER COMMITMENTS

     The following table summarizes our contractual obligations as at December
31, 2006:

                                                     PAYMENTS DUE IN
                                ---------------------------------------------------------
                                                                                    AFTER
                                TOTAL        2007          2008        2009          2009
                                -----        -----        -----        -----        -----
                                               U.S. DOLLARS IN THOUSANDS
                                ---------------------------------------------------------

CONTRACTUAL OBLIGATIONS:
Operating Rental Leases           630          120          120           73          317
Vehicle Leases                    354          183          121           50            -
Severance Pay                     202            -            -            -          202
Total                           1,186          303          241          123          519
                                =====        =====        =====        =====        =====

     Operating rental lease obligations represent commitments under commercial facility leases, and vehicle lease obligations cover vehicle lease commitments for vehicles used by our employees.

     As at December 31, 2006, and as at December 31, 2005 we had no debt outstanding. Our existing cash is invested in short-term investments which bear floating interest rates and in long-term corporate bonds which we intend to hold to maturity, bearing a fixed interest rate.

     We are not aware of any material commitments for capital expenditures in the future.

5C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

We place considerable emphasis on research and development projects designed to upgrade our existing product lines and to develop new applications of our technologies. As of December 31, 2006, 25 employees were engaged primarily in research and development.

The following table shows the total research and development expenditures of the
Company and participation in such expenditures by the Government of Israel for the periods indicated:

                                                                       YEAR ENDED DECEMBER 31
                                                               ---------------------------------------
                                                                2006             2005            2004
                                                               -------         -------         -------
                                                                      U.S DOLLARS IN THOUSANDS
                                                               ---------------------------------------

Internally-funded research and development expenditures        $ 2,065         $ 1,629         $ 1,668
Governmental participation                                        (340)            (17)            247
                                                               -------         -------         -------

Total outlay for research and development                        1,725         $ 1,612         $ 1,421

5D.  TREND INFORMATION

The industries that we serve strengthened in 2006, after recovering from a downturn which started in the last quarter of 2004 and continued through most of
2005. Industry analysts believe that the semiconductor market will undergo a minor correction in 2007, followed by a stronger 2008. However, we cannot predict the duration and the extent of slowdowns and upturns in the semiconductor and electronics industry and our ability to foresee future trends in the flow of orders for certain of our products remains generally limited, as is our ability to forecast the extent to which these factors may affect our revenues and profitability during 2007. As sales to the semiconductor and electronics industries account for approximately 61% of our revenues, our business, financial condition and results of operations may be materially and adversely affected by the industry's business cycles, the timing, length and volatility of which are difficult to predict. The industry has historically been cyclical due to sudden changes in demand and manufacturing capacity, including capacity using the latest technology.

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

           NAME                AGE                         POSITION
           ----                ---                         --------

Ze'ev Kirshenboim(1)(2)(3)      53     Active Chairman of the Board and Chief Financial Officer
Jacob Engel(1)(4)               58     Director
Eli Dayan(5)(6)                 66     Director
Abraham Yoskovitz(5)(6)         55     Director
Alexandra Pluber(5)(6)          53     Director
Dror Marom                      41     Chief Executive Officer
Dorit Ringelstein(7)            56     Vice President of Finance
Michael Har'el                  40     Internal Auditor
Ilana Kirshenboim(2)            53     Vice President of Human Resources and Corporate Secretary

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

     ABRAHAM YOSKOVITZ was appointed as our Director in June 2006. Mr. Yoskovitz currently serves as Customer Logistics Support Manager for Rafael Armament
Development Authority Ltd., after having held several management positions in
Rafael. He holds a B.Sc. degree in Mechanical Engineering from the Technion -
Israel Institute of Technology.

     ALEXNDRA PLUBER, CPA (Israel) was appointed as our Director in January
2005. Ms. Pluber is the owner of an accounting firm located in Ramat Ishay,
Israel, which she established in 1998. She specializes in audits of corporations and local municipalities, as well as in internal control and tax consultancy.

     DROR MAROM joined the Company in February 2001 as Product Marketing Manager
and was promoted several times prior to his latest promotion to Chief Executive
Officer in January 2007. From 2000 to 2001, Mr. Marom was Operations Line
manager of Semi-auto Dicing Saws at Kulicke & Soffa Dicing Systems. From 1995 to
2000 he was Product Manager of Wedge & Die Bonding Tools at Micro-Swiss (a
Kulicke & Soffa company). Mr. Marom holds a B.Sc and M.Sc in Mechanical
Engineering from the Technion, Israel, and an MBA from Haifa University.

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

6B.  COMPENSATION

     The aggregate accrued compensation of all seven persons as a group who served in the capacity of director or executive officer during the year ended
December 31, 2006 was approximately U.S. $1,100 thousand. Our directors who are officers will not receive compensation for serving as directors in 2007; our directors who are not officers will receive compensation for serving as directors in 2007. From time to time, we grant options under our stock option plans (described below). We have adopted several stock option plans pursuant to which, from time to time, we grant stock options to our employees, as well as certain of our directors, officers and consultants. For a description of these plans, see Item 10. The total amounts set aside and accrued to provide for severance pay commitments to our employees was U.S. $1,033 thousand and U.S.
$742 thousand as at December 31, 2006 and 2005, respectively.

     See Item 7B. "Related Party Transaction", for a description of the employment agreement between us and Mr. Kirshenboim, our Chief Executive Officer as of December 2006, Chief Financial Officer, Director, and a holder of approximately 23% of our shares. In January 2007 Mr. Dror Marom has replaced Mr.
Kirshenboim as Chief Executive Officer. Mr. Kirshenboim was appointed as
Chairman of our Board of Directors. The terms of his employment remain unchanged.

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

     See Item 7B. "Related Party Transaction", for a description of the employment agreement between us and Mr. Kirshenboim, our Chief Executive Officer as of December 2006, Chief Financial Officer, Director, and a holder of approximately 23% of our shares. In January 2007 Mr. Dror Marom has replaced Mr.
Kirshenboim as Chief Executive Officer. Mr. Kirshenboim was appointed as
Chairman of our Board of Directors. The terms of his employment remain unchanged.

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

OPTIONS COMMITTEES

     In addition to the Audit Committee, our Board of Directors has established an Options Committee, which was delegated the power to allocate stock options to our employees, officers and consultants, subject to the receipt of all approvals required in the event of the allocation of stock options to directors or controlling shareholders. The delegation of these powers to the Options
Committee does not preclude the Board of Directors from exercising these powers.
The members of the Options Committee are Messrs. Jacob Engel, Abraham Yoskovitz
and Ze'ev Kirshenboim.

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

6D.  EMPLOYEES

     The following table sets forth the number of full-time employees employed by us on December 31 of the years 2006, 2005, and 2004

                  ACS MOTION CONTROL                        ACS-TECH80 EUROPE BV
DECEMBER 31,         LTD.(ISRAEL)             TECH80(USA)      (NETHERLANDS)
------------         ------------             -----------      -------------

2006                      59                       6                  -
2005                      53                       7                  -
2004                      55                       5                  1

     In January 2005, the office in the Netherlands was closed and the sole employee was released.

     As of December 31, 2006, of our full-time employees, 19 were employed in production, 25 in research and development, 10 in marketing and sales, and 11 in administration. We believe that we have good relations with our employees and we have never experienced a labor dispute, strike or work stoppage.

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
The 1997 plan authorizes the issuance of options to employees, shareholders and related parties to purchase an aggregate of 285,000 Ordinary Shares. The exercise price shall not be less than 100% of the fair market value of such shares on the date the option is granted. A total of 219,000 options have been granted under this plan as of February 28, 2007. The 1997 plan expires in August
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

     A total of 131,466 options have been granted under this plan as of February
28, 2007. The 1998 plan expires in January 2008.

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

     A total of 362,837 options have been granted under this plan as of February
28, 2007.

     Options under each of these plans are exercisable and restrictions on disposition of these shares lapse according to the terms of the individual agreement under which such options were granted or shares issued.

     All three plans are administered by the Options Committee appointed by the
Board of Directors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.  MAJOR SHAREHOLDERS

     The following table sets forth, as of February 28, 2007 the number of
Ordinary Shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares. The information in this table is based on 3,266,752 Ordinary Shares outstanding as of February 28, 2007. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of February 28, 2006.

                                                       NUMBER OF        TOTAL NUMBER
                                      NUMBER OF         OPTIONS          OF SHARES
                                    OUTSTANDING       TO PURCHASE       BENEFICIALLY       PERCENTAGE
NAME OF BENEFICIAL OWNER            SHARES OWNED         SHARES           OWNED (2)        OWNERSHIP(3)
------------------------            ------------      -----------         ---------        ------------

Ze'ev Kirshenboim (1)                 763,679           166,500            928,739            27.0%
Jacob Engel                           600,806                 -            600,806            18.4%

----------

(1)  The amount includes 1,440 Ordinary Shares held by Ilana Kirshenboim, Mr.
     Kirshenboim's spouse. The amount also includes the following options held by Mr. Kirshenboim: 40,000 options, exercisable at $4.77 per share and with no expiration date, 60,000 options, exercisable at $6.44 per share with no expiration date, and 60,000 options, exercisable at $4.54 and expiring
     December 2015, and also 6,500 options held by Ilana Kirshenboim, Mr.
     Kirshenboim's spouse, as follows: 1,500 options, exercisable at $3.5 per share and expiring December 2010, and 5,000 options exercisable at $6.44 per share with no expiration date.

(2)  The amount includes ordinary shares owned by each of the above, directly or indirectly and options immediately exercisable or that are exercisable within 60 days from February 28, 2007.

(3)  As to each shareholder, the percentage is calculated using the amount beneficially owned by such shareholder (as determined in accordance with footnote (2) divided by the number of total outstanding ordinary shares and the shares issuable pursuant to the exercise of options exercisable within
     60 days from February 28, 2007, if any, held by such shareholder. Ordinary shares subject to options that are immediately exercisable or exercisable within 60 days of February 28, 2007 are deemed outstanding for computing the ownership percentage of the shareholder holding such options, but are not deemed outstanding for computing the ownership of any other shareholder.

     The major shareholders do not have different voting rights than the other shareholders.

     On March 19, 2007, there were 424 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately 29% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

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

In November 2004, we entered into an employment agreement with Mr. Kirshenboim, our President, Chief Executive Officer as at December 31, 2006, and holder of approximately 23% of the Company's shares, for a period of 5 years, commencing on January 1, 2005 and ending on December 31, 2009. During the employment period, Mr. Kirshenboim was to serve in the capacity of President, Chief
Executive Officer, Chief Financial Officer, and President and Chairman of the
Board of ACS Motion Control Inc. In January 2007 Mr. Dror Marom has replaced Mr.
Kirshenboim as Chief Executive Officer. Mr. Kirshenboim was appointed as
Chairman of our Board of Directors. The terms of his employment remain unchanged. As compensation for his services, he will receive an annual gross salary of U.S. $376 thousand that will be increased by 5% once every year, beginning on January 1, 2006. Mr. Kirshenboim is entitled to participate in our benefits plans for which he qualified. In addition, Mr. Kirshenboim is entitled to reimbursement for any expenses incurred in connection with his services to the Company. Once every year, beginning in 2006, Mr. Kirshenboim shall be given a bonus not to exceed 7.5% of the previous year's consolidated income before tax, in cash, options and/or shares, as determined by the Board of Directors.
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
Kirshenboim will be entitled to receive a monthly salary equal to his last monthly total salary prior to the termination of the agreement, whether or not we require such support, assistance or consulting services and without regard to the extent the services shall actually be provided by him. The employment agreement was approved by the shareholders at the Company's annual shareholders meeting.

Ms. Ilana Kirshenboim, Ze'ev Kirshenboim's spouse, is employed by us as Vice
President of Human Resources and as our Corporate Secretary, at an annual base salary of U.S.$51 thousand.

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

DIVIDEND POLICY

     Since the initial listing of our shares on the NASDAQ Capital(R) Market, the Company has not distributed dividends. The current policy of the Company is not to distribute dividends.

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

         PERIOD                  LOW         HIGH
         ------                  ---         ----

MOST RECENT SIX MONTHS:
February 2007                   3.55         4.43
January 2007                    4.04         4.36
December 2006                   4.09         4.85
November 2006                   3.92         4.68
October 2006                    3.90         4.50
September 2006                  3.65         4.39

2006
First Quarter                   4.21         5.24
Second Quarter                  3.64        10.47
Third Quarter                   3.29         4.39
Fourth Quarter                  3.90         4.85

2005
First Quarter                   5.09         8.25
Second Quarter                  2.85         5.77
Third Quarter                   2.90         4.40
Fourth Quarter                  3.46         5.15

2004
First Quarter                   3.67        12.50
Second Quarter                  7.08        12.45
Third Quarter                   8.67        12.59
Fourth Quarter                  6.00        12.25

2006
2005                            2.85         8.25
2004                            3.67        12.59
2003                            1.02         4.76
2002                            1.53         3.08

     On March 19, 2007 the closing price of our Ordinary Share as quoted on
Nasdaq Capital(R) Market was $3.82.

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

     Under our amended Articles of Association our authorized share capital consists of 8,000,000 Ordinary Shares par value NIS 0.01, of which 3,266,751
Ordinary Shares are outstanding, not including 1 share held in treasury.

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

     Pursuant to a general permit under the Currency Control Law, Israeli residents are generally eligible to purchase Ordinary Shares.

     There are no limitations on the Company's ability to import and export capital.

10E. TAXATION

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following general discussion sets forth the material United States federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares ("U.S. Shareholders"); (i)
citizens or residents (as defined for U.S. federal income tax purposes) of the
United States; (ii) corporations or other entities taxable as corporations created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of its source; and (iv) trusts, if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the Internal Revenue
Code of 1986, as amended (the "Code"), United States Treasury Regulations promulgated there under and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets and does not consider (a) all aspects of U.S.
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

     Our Ordinary Shares are quoted on the NASDAQ Capital(R) Market. You may inspect reports and other information concerning ACS - Motion Control Ltd. at the offices of the National Association of Securities Dealers, Inc., 1735 K
Street, N.W., Washington, D.C. 20006.

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

INTEREST RATE RISK

     Cash and cash equivalents as of December 31, 2006, in the amount of U.S.
$3,042 thousand bore interest at fixed rates of 3.0% - 5.35% per annum.
Held-to-maturity marketable securities in the amount of U.S. $4,552 thousand, with the same aggregate fair market value, consisted mainly of non-Israeli debentures, which bore interest at the rates of 3.16%-5.60% per annum and mature as follows: U.S. $2,619 thousand in 2007 and U.S. $1,933 in 2008. Due to the relatively short-term maturities of our cash, deposits and securities portfolio, an immediate 10% change in interest rates is not expected to have a material effect on our near-term financial condition or results of operations.

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

     (b) INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes in our internal control over financial reporting that occurred during the year ended
December 31, 2006 that have materially affected or are reasonable likely to materially affect, our internal control over financial reporting

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

ITEM 16C.  PRINCIPAL ACCOUNTING FEES AND SERVICES

FEES AND SERVICES

     The table below summarizes the audit fees paid by us during each of 2005 and 2006 to our principal independent registered public accountant during such years.

                        YEAR ENDED DECEMBER 31, 2005  YEAR ENDED DECEMBER 31, 2006
                            --------------------        ---------------------
SERVICES RENDERED           FEES      PERCENTAGE        FEES       PERCENTAGE
-----------------           ----      ----------        ----       ----------
                                 (In thousands, except percentage)

Audit fees (1)              $66           75             $66           89
Tax services                $19           21             $ 8           11
All other fees (2)          $ 4            4               -            -
Total                       $89          100             $74          100

----------

     (1)  Includes professional services rendered with respect to the audits of our annual consolidated financial statements, statutory audits, consents and assistance with review of Form 20-F filed with the SEC.

     (2)  Includes fees for SEC matters consulting in 2005.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

The audit committee of our Board of Directors chooses and engages our independent auditors to audit the Company's financial statements. Our audit committee has adopted a policy requiring management to obtain the audit committee's approval before engaging our independent auditors to provide any audit or permitted non-audit services to the Company or its subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires the audit committee to pre-approve annually various audit and non-audit services that may be performed by the
Company's auditors. Pre-approval of an audit or non-audit service may be given on an individual basis. In addition, the Audit Committee limited the aggregate amount of fees the Company's auditors may receive during 2007 for non-audit services. Services not pre-approved by the Audit Committee require pre-approval by the Audit Committee on a case-by-case basis. The Audit Committee is not permitted to approve the engagement of the Company's auditors for any services that fall into a category of services that is not permitted by applicable law or if the services would be inconsistent with maintaining the auditor's independence.

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                      PAGE

Index to Consolidated Financial Statements                             F-1

ACS MOTION CONTROL LTD.

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

Consolidated Balance Sheets                                         F-3 - F-4
Consolidated Statements of Operations                                  F-5
Statements of Changes in Shareholders' Equity                          F-6
Consolidated Statements of Cash Flows                                  F-7
Notes to the Consolidated Financial Statements                      F-8 - F-51
Appendix                                                               F-52

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
          2000).

12.(a).1  Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section
          302 of the Sarbanes Oxley Act of 2002.

12.(a).2  Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section
          302 of the Sarbanes Oxley Act of 2002.

13.(a).1  Certification of CEO/CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

14.(a).1  Consent of Kost Forer Gabbay & Kasierer - A member of Ernst & Young
          Global.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 28, 2007

                               ACS MOTION CONTROL LTD.

                               By: /s/ Ze'ev Kirshenboim
                               -------------------------
                               Ze'ev Kirshenboim
                               Chairman of the Board and Chief Financial Officer

                  ACS MOTION CONTORL LTD. AND ITS SUBSIDIARIES
                          (FORMERLY - ACS TECH 80 LTD.)

                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2006

                  ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES
                          (FORMERLY - ACS TECH 80 LTD.)

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2006

                                TABLE OF CONTENTS

                                                                      PAGE
                                                                   ---------

Report of Independent Registered Public Accounting Firm               F-2

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets                                        F-3 - F-4

Consolidated Statements of Operations                                 F-5

Statements of Changes in Shareholders' Equity                         F-6

Consolidated Statements of Cash Flows                                 F-7

Notes to the Consolidated Financial Statements                     F-8 - F-51

Appendix - List of Associated Companies                               F-52

                                     F - 1

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
                             ACS MOTION CONTROL LTD.

     We have audited the accompanying consolidated balance sheets of ACS Motion
Control Ltd. (Formerly - ACS Tech 80 Ltd.) ("the Company") and its subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Israel which differ in certain aspects from
U.S. generally accepted accounting principles, as described in Note 17 to the consolidated financial statements.

                                                  KOST FORER GABBAY & KASIERER
                                                A MEMBER OF ERNST & YOUNG GLOBAL

Haifa, March 21, 2007

                                     F - 2

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands)

                                                                              DECEMBER 31,
                                                                           ------------------
                                                                 NOTES      2006       2005
                                                                -------    -------    -------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                          3       $ 3,042    $ 1,641
Marketable equity securities                                                     -        511
Marketable debt securities                                                   2,619        724
Trade receivables (net of allowance for doubtful
accounts in the amount of $45 and $43 as of December
31, 2006 and 2005, respectively)                                   4         2,335      2,517
Inventories                                                        5         3,658      2,833
Other accounts receivable                                          6           485        330
                                                                           -------    -------

TOTAL CURRENT ASSETS                                                        12,139      8,556
                                                                           -------    -------

LONG-TERM ASSETS
Deferred income taxes                                             13           110        121
Marketable debt securities                                                   1,933      2,201
Investment in other company                                        7         1,002      1,218
Pre-paid expenses and lease deposits                                           104        120
                                                                           -------    -------
TOTAL LONG-TERM ASSETS                                                       3,149      3,660
                                                                           -------    -------

PROPERTY AND EQUIPMENT                                             8
Cost                                                                         3,648      3,465
Less - accumulated depreciation                                              3,160      2,810
                                                                           -------    -------
                                                                               488        655
                                                                           -------    -------

TOTAL ASSETS                                                               $15,776    $12,871
                                                                           =======    =======

         The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 3

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands, except per share data)

                                                                              DECEMBER 31,
                                                                         --------------------
                                                                NOTES      2006        2005
                                                              --------   --------    --------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables                                                           $  1,440    $  1,118
Other accounts payable and accruals                              9          1,226       1,030
                                                                         --------    --------
TOTAL CURRENT LIABILITIES                                                   2,666       2,148
                                                                         --------    --------

ACCRUED SEVERANCE PAY, NET                                      10            202         134
                                                                         --------    --------

CONTINGENCIES AND COMMITMENTS                                   11

SHAREHOLDERS' EQUITY                                            12
Share capital - Ordinary Shares of New Israeli Shekels
  (NIS) 0.01 par value
   Authorized - 8,000,000 shares as of December 31, 2006
   and 2005; Issued - 3,266,752 and 3,113,577 shares as
   of December 31, 2006 and 2005, respectively;
   Outstanding - 3,266,751 and 3,088,776 shares
   as of December 31, 2006 and 2005, respectively                              10          10
   Additional paid-in capital                                               7,329       6,743
   Retained earnings                                                        5,719       4,182
   Treasury shares - at cost (1 share as of December 31,
   2006 and 24,801 shares as of December 31, 2005)                           (150)       (346)
                                                                         --------    --------
TOTAL SHAREHOLDERS' EQUITY                                                 12,908      10,589
                                                                         --------    --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $ 15,776    $ 12,871
                                                                         ========    ========

March 21, 2007    By: /s/ Dorit Ringelstein    By: /s/ Ze'ev Kirshenboim
--------------    -------------------------    -------------------------
Date of approval     DORIT RINGELSTEIN             ZE'EV KIRSHENBOIM
                  Vice-President of Finance  Chairman of the Board of Directors
                                                and Chief Financial Officer

         The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 4

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands, except share data)

                                                                    YEAR ENDED DECEMBER 31,
                                                                 ------------------------------
                                                      NOTES       2006**      2005      2004
                                                     --------    --------   --------   --------

Revenues                                               14a       $ 13,503   $ 11,428   $ 14,376
Cost of revenues                                       14b          6,877      5,657      7,602
                                                                 --------   --------   --------

Gross profit                                                        6,626      5,771      6,774
                                                                 --------   --------   --------

Research and development costs:
Costs incurred                                                      2,065      1,629      1,668
Less participations                                                  (340)       (17)      (247)
                                                                 --------   --------   --------

Research and development costs, net                                 1,725      1,612      1,421

Sales and marketing expenses                                        1,783      1,553      1,324
General and administrative expenses                    14c          1,675      1,584      1,677
Proceeds from insurance claim                                           -          -       (182)
                                                                 --------   --------   --------

Total operating costs                                               5,183      4,749      4,240
                                                                 --------   --------   --------

Operating income                                                    1,443      1,022      2,534
Financing income (expenses), net                       14d            167         12        (26)
Other income (expenses)                                                (9)         4        (20)
                                                                 --------   --------   --------

Income before income taxes                                          1,601      1,038      2,488
Income taxes                                           13f            (64)       (64)      (235)
                                                                 --------   --------   --------

Net income                                                       $  1,537   $    974   $  2,253
                                                                 --------   --------   --------

Earnings per share:*                                   14e
Basic net earnings per share                                     $   0.48   $   0.32   $   0.75
                                                                 ========   ========   ========
Diluted net earnings per share                                   $   0.48   $   0.32   $   0.70
                                                                 ========   ========   ========

Weighted average number of shares used in
computation of earnings per share (in thousands)
Basic                                                               3,207      3,079      3,012
                                                                 ========   ========   ========
Diluted                                                             3,213      3,079      3,218
                                                                 ========   ========   ========

*    The comparative data for the years 2004 and 2005 were restated - See Note
     2(o)

**   Including stock-based compensation expenses of U.S. $23 which were classified to the respective applicable expenses.

         The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 5

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. Dollars (in thousands, except share data)

                                                SHARE CAPITAL
                                           ------------------------
                                          NO. OF                         TREASURY         SHARE          RETAINED
                                          SHARES           AMOUNT         STOCK          PREMIUM         EARNINGS         TOTAL
                                       -------------      ---------      ---------       ---------       ---------      ---------

BALANCE AT JANUARY 1, 2004             (**)2,796,951      $       9      $    (346)      $   5,842       $     955      $   6,460

Options exercised                            279,895             *-              -             871               -            871
Net income                                         -              -              -               -           2,253          2,253
                                       -------------      ---------      ---------       ---------       ---------      ---------

BALANCE AT DECEMBER 31, 2004               3,076,846              9           (346)          6,713           3,208          9,584

Options exercised                             11,930              1              -              30               -             31
Net income                                         -              -              -               -             974            974
                                       -------------      ---------      ---------       ---------       ---------      ---------

BALANCE AT DECEMBER 31, 2005               3,088,776             10           (346)          6,743           4,182         10,589

Treasury stock reissued for exercised
  options                                     24,800              -            196             (35)              -            161
Stock based compensation                           -              -              -              23               -             23
Options exercised                            153,175             *-              -             598               -            598
Net income                                         -              -              -               -           1,537          1,537
                                       -------------      ---------      ---------       ---------       ---------      ---------

BALANCE AT DECEMBER 31, 2006               3,266,751      $      10      $    (150)      $   7,329       $   5,719      $  12,908
                                       =============      =========      =========       =========       =========      =========

*    Less than $1.

**   Net of 24,801 shares treasury stock.

         The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 6

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. Dollars (in thousands)

                                                                             YEAR ENDED DECEMBER 31,
                                                                       -----------------------------------
                                                                        2006          2005           2004
                                                                       -------       -------       -------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                             $ 1,537       $   974       $ 2,253
Adjustments required to reconcile net income to net cash provided by operating activities:
Capital loss (gain)                                                          -            (4)           20
Impairment of investment in investee                                       216             -             -
Depreciation                                                               350           358           383
Stock based compensation                                                    23             -             -
Deferred taxes                                                              (4)           62            88
Accrued severance pay, net                                                  68           (18)          (86)

Changes in operating asset and liability items:
Decrease (increase) in trade receivables                                   182           653          (725)
Decrease (increase) in other receivables                                  (140)            5           (13)
Increase (decrease) in trade payables                                      322          (258)           22
Increase (decrease) in accounts payable and accruals                       196          (199)          362
Increase in inventories                                                   (825)          (49)         (803)
                                                                       -------       -------       -------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                1,925         1,524         1,501
                                                                       -------       -------       -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                                        (183)         (116)         (159)
Proceeds from short-term restricted bank deposits                            -             -         1,029
Investment in marketable equity securities                                 511          (511)            -
Investment in marketable debt securities                                (1,627)       (1,925)       (1,000)
Prepaid expenses and lease deposits                                         16           (15)           (9)
Proceeds from sale of property and equipment                                 -            27            12
                                                                       -------       -------       -------

NET CASH USED IN INVESTING ACTIVITIES                                   (1,283)       (2,540)         (127)
                                                                       -------       -------       -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loans                                                 -             -        (1,349)
Proceeds from options exercised by employees                               759            31           871
                                                                       -------       -------       -------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                        759            31          (478)
                                                                       -------       -------       -------

Net increase (decrease) in cash and cash equivalents                     1,401          (985)          896
Balance of cash and cash equivalents at the beginning of the year        1,641         2,626         1,730
                                                                       -------       -------       -------

BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR            $ 3,042       $ 1,641       $ 2,626
                                                                       =======       =======       =======

SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION -

Cash paid during the period for:

Interest                                                               $    38       $    30       $    56
                                                                       =======       =======       =======

Income taxes                                                           $    43       $   182       $    12
                                                                       =======       =======       =======

         The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 7

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - GENERAL

     ACS Motion Control Ltd. ("the Company") is an Israeli corporation. In April
     2006 the Company changed its name from ACS-Tech 80 Ltd. to ACS Motion
     Control Ltd.

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

     In July 2006, the Israel Accounting Standards Board issued Accounting
     Standard No. 29, "Adoption of International Reporting Standards (IFRS)"
     ("the Standard"). The Standard will be applicable to financial statements of companies that are subject to the Israel Securities Law - 1968, and are required to report according to its provisions, for periods commencing on
     January 1, 2008. The Company is an Israeli public company, therefore it is subject to the Israel Securities Law - 1968, but in management's opinion, based on its legal advisors, the Company is not required to report according to its provisions, as the Company's shares are not traded in a stock exchange in Israel. Therefore the standard is not applicable to the
     Company and it will continue to report according to Israel Generally
     Accepted Accounting Principles.

     DEFINITIONS

     1. THE GROUP                 - ACS Motion Control Ltd. and its subsidiaries.

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
                                    Securities Law.

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

                                     F - 8

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"), which differ in certain aspects from U.S. generally accepted accounting principles, as described in Note 17 to the consolidated financial statements.

     The significant accounting policies, applied in the preparation of the financial statements on a consistent basis, are as follows:

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
          Transactions and balances originally denominated in dollars are presented at their original amounts. Transaction and balances in other currencies have been remeasured into dollars. All exchange gain and losses from the remeasurement mentioned above are reflected in the statements of operations in financial income or expenses.

     B.   PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the accounts of the
          Company and its subsidiaries as presented in the appendix to the financial statements. Intercompany transactions and balances including profit from intercompany sales not yet realized outside the Group have been eliminated upon consolidation.

     C.   CASH EQUIVALENTS

          Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at date of acquisition.

     D.   MARKETABLE SECURITIES

          Short-term marketable equity securities, considered as trading securities, are stated at quoted market prices at balance sheet date.
          Changes in their values are included as financial income (expense) in the statements of operations. As of December 31, 2005 the fair value of marketable equity securities amounted to $511.

          Marketable debt securities include debt securities held-to-maturity recorded at cost plus accrued interest. The accrued interest of marketable debt securities is presented in other accounts receivables.
          The securities mature in the years 2007-2008 and bear interest of
          3%-6.5% per annum. As of December 31, 2006 and 2005 gross unrealized losses amounted to $37 and $34 thousands, respectively.

                                     F - 9

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     E.   INVESTMENT IN OTHER COMPANY

          Investment in non-marketable shares of a company in which the Group holds less than 20%, and in which the Group does not have the ability to exercise significant influence over operating and financial policies, is recorded at cost.

          Management evaluates its investment in other company for evidence of other than temporary declines in value in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary. Investment in other company is stated at cost, net of impairment losses for declines in value if they are judged by the Company's management to be other than temporary, see Note 2i(2).

     F.   INVENTORIES

          1.   Inventories are stated at the lower of cost or net realizable value. Cost is determined as follows:

               Materials and parts - using the "first-in, first-out" method.

               Work in progress and finished products - on the basis of average cost including materials, labor and other direct and indirect manufacturing costs.

               Inventory write-offs are provided for slow-moving items or technological obsolescence or other situations for which
               recoverability is not probable.

               The Company periodically evaluates the condition and age of inventories and provides for slow moving inventories accordingly.

          2.   As for the disclosure of the effect of Accounting Standard No. 26 in the period prior to its adoption, see Note 2v(1).

     G.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is principally determined in respect of specific debts whose collection, in the opinion of the
          Company's management, is doubtful.

     H.   PROPERTY AND EQUIPMENT

          1.   Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

                                                                        %
                                                                     -------

               Computers and equipment (mainly 33%)                  10 - 33
               Office furniture and equipment                         6 - 20

               Leasehold improvements are depreciated throughout the lease period which does not exceed the estimated economic life of the asset.

                                     F - 10

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     H.   PROPERTY AND EQUIPMENT (CONT.)

               The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of
               Accounting Standard No. 15 (see Note 2i(1).

          2.   As for the disclosure of the effect of Accounting Standard No. 27 in the period prior to its adoption, see Note 2v(2).

     I.   IMPAIRMENT OF ASSETS

          1.   Impairment of fixed assets:

               The Group applies Accounting Standard No. 15, "Impairment of
               Assets". The standard applies to all of the assets included in the balance sheet other than inventories, assets arising from employee benefits, deferred tax assets and financial assets.
               According to the Standard, whenever there is an indication that an asset may be impaired, the Group should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset's net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the
               carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the impairment loss was recognized.

               The Group evaluates impairment loss for each cash generating unit separately. In testing for impairment, the Group takes into consideration corporate assets that relate to each cash
               generating units, as well as overheads that are attributed directly, or that can be reasonably and consistently attributed to other units.

               The recoverable amount of the cash generating unit is principally determined based on the value in use of each cash generating unit and the recoverable amount of the other assets is measured, in part, by value in use and, in part, by selling price. The
               assessment of an asset's value in use is based on management's best estimate of the conditions that will exist over the
               remaining useful life of the asset and on the asset's present condition. In determining the asset's net selling price, the
               Company's management relies on the estimates of its experts.
               During 2004, 2005, 2006 no impairment losses were identified.

                                     F - 11

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     I.   IMPAIRMENT OF ASSETS (CONT.)

          2.   Impairment of investments:

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

               Based on the results of the above evaluation, the Company, if necessary, recognizes an impairment loss that is other than temporary in the statements of operations.

     J.   DEFERRED INCOME TAXES

          1.   As of January 1, 2005, the Company applies Accounting Standard
               No. 19, "Taxes on Income" ("AS 19"). AS 19 prescribes the
               principles for recognition, measurement, presentation and
               disclosures of taxes on income and deferred taxes in the
               financial statements.

               Deferred taxes are computed in respect of temporary differences between the amounts included in the financial statements and the amounts allowable for tax purposes, other than a limited number of exceptions described in AS 19.

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

               Similarly, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends since it is the Company's policy not to initiate distribution of dividends that involves an additional tax liability.

                                     F - 12

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     K.   REVENUE RECOGNITION

          On January 1, 2006, the Company adopted the provisions of Accounting
          Standard No. 25, "Revenues" ("AS 25") of the Israel Accounting
          Standards Board. AS 25 deals with the recognition of revenue from three types of transactions: sale of goods, rendering of services and revenue from interest, royalties and dividends and prescribes the required accounting treatment (principles of recognition, measurement, presentation and disclosure) regarding these three types of transactions.

          Revenues from sale of goods are recognized once all the significant risks and rewards arising from the ownership over the goods have been assigned to the buyer, the seller no longer maintains continuing decision-making involvement that characterizes ownership and no longer maintains effective control over the sold goods, the amount of revenues can be measured reliably, the economic benefits relating to the transaction are expected to flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

          With regard to new customers, the Company either requires advance payment, or performs credit checks prior to extending any credit. The
          Company does not grant a right of return. The Group markets its products through its direct sales force and through distributors that are considered as final customers.

          The adoption of AS 25 standard has not had a material impact on the
          Company's financial position or results of operations.

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

          Changes in the Group's provision for warranty during the year are as follows:

                                                                 2006     2005
                                                                 ----     ----

          Balance, at January 1                                  $ 33     $ 45
          Warranties issued during the year                        35       32
          Warranties forfeited or exercised during the year       (27)     (44)
                                                                 ----     ----

          Balance, at December 31                                $ 41     $ 33
                                                                 ====     ====

                                     F - 13

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     M.   RESEARCH AND DEVELOPMENT COSTS, NET

          Research and development costs, net of participations, are charged to the statements of operations as incurred. The grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and are presented as a deduction from research and development costs.

     N.   ADVERTISING EXPENSES

          Advertising expenses are charged to the statements of operations as incurred.

     O.   EARNING PER SHARE

          As of January 1, 2006, the Company applies the provisions of
          Accounting Standard No. 21 regarding earnings per share ("AS 21").
          According to AS 21, basic earnings per share are computed based on the weighted average number of Ordinary shares outstanding during the period retrospectively adjusted for bonus shares/share split/issuance of rights. Convertible securities that have been converted into shares during the period are included in basic earnings per share starting from their conversion date and thereafter.

          Diluted earnings per share are computed as above with the addition of convertible securities whose effect is dilutive. Options are included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares. The amount of dilution is the market price of the shares less the amount that would have been received as a result of the conversion of all the options into shares.

          The investor's share of earnings of an investee is included based on the earnings per share of the investee multiplied by the number of shares held by the investor.

          As a result of the initial adoption of the provisions of AS 21, the comparative data of earnings per share relating to previous years have been restated. These comparative data, prior to restatement, were
          $0.31 and $0.70 for basic earnings per share (per NIS 1 par value) for the years ended December 31, 2005 and 2004, respectively and were
          $0.26 and $0.66 for diluted earnings per share (per NIS 1 par value)
          for the aforementioned years, respectively.

                                     F - 14

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     O.   EARNING PER SHARE (CONT.)

          The Company has restated its financial statements for each of the years ended December 31, 2005 and 2004, in order to retroactively reflect the effect of the change in the accounting treatment of earnings per share:

          Statements of operations:

                                    YEAR ENDED DECEMBER 31, 2005
                                    ---------------------------
                                                           AS
                                                       PRESENTED
                                     AS                 IN THESE
                                 PREVIOUSLY     THE     FINANCIAL
                                  REPORTED     CHANGE  STATEMENTS
                                    -----      -----      -----
                                      REPORTED IN U.S DOLLARS
                                    ---------------------------

Basic net earnings per share        $0.31      $0.01      $0.32
                                    =====      =====      =====
Diluted net earnings per share      $0.26      $0.06      $0.32
                                    =====      =====      =====

                                   YEAR ENDED DECEMBER 31, 2004
                                    ---------------------------
                                                            AS
                                                        PRESENTED
                                      AS                 IN THESE
                                  PREVIOUSLY    THE     FINANCIAL
                                   REPORTED    CHANGE   STATEMENTS
                                    -----      -----      -----
                                      REPORTED IN U.S DOLLARS
                                    ---------------------------

Basic net earnings per share        $0.70      $0.05      $0.75
                                    =====      =====      =====
Diluted net earnings per share      $0.66      $0.04      $0.70
                                    =====      =====      =====

     P.   FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION

          As of January 1, 2006, the Company applies of Accounting Standard No.
          22 regarding financial instruments: disclosure and presentation" ("AS
          22"). The adoption of the standard has not had any impact on the
          Company's financial position.

          The Company's shares held by the Company are presented at cost and deducted from shareholders' equity (treasury stock).

                                     F - 15

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     Q.   SHARE-BASED PAYMENTS

          Until December 31, 2005, the Company has elected to follow Accounting
          Principles Board Opinion No. 25, "Accounting for Stock Issued to
          Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting
          for Certain Transactions Involving Stock Compensation" ("FIN No. 44")
          in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of an employee stock option is equivalent to, or is above the market price of the underlying stock on the date of grant, no compensation expenses is recognized.

          On January 1, 2006, the Company adopted the provisions of Accounting
          Standard No. 24, "Share-Based Payment" ("AS 24") of the Israel
          Accounting Standards Board. AS 24 prescribes rules for measurement and other requirements for three types of share-based transactions:

          a)   Equity-settled share-based payment transactions;

          b)   Cash-settled share-based payment transactions;

          c)   Share-based payment transactions which allow the entity or counterparty to choose the manner of settlement.

          AS 24 applies to all transactions in which a share-based payment is made in respect of the purchase of goods or services, including transactions with employees or other parties, which must be settled using the Company's equity instruments and granted subsequent to March
          15, 2005 but that had not yet vested as of January 1, 2006. AS 24 is also applicable to modifications that were made to the terms of equity-settled transactions subsequent to March 15, 2005. As for cash-settled share-based transactions that had not been settled as of the transition date, AS 24 provisions apply retrospectively regardless of the date of grant.

          The Company granted 30,248 options subsequent to March 15, 2005 that had not yet vested as of January 1, 2006. The options are exercisable at an exercise price of $4.3 which was equal to the quoted market price of the Company's share at the date of grant. The fair value of these options as of the grant date was approximately U.S. $80 thousand.

          The Company estimates the fair value of stock options granted subsequent to March 15, 2005 using the Binominal model with the following assumptions:

          BINOMIAL MODEL
          --------------

          Dividend yield                                    0%
          Expected volatility                               74%
          Risk-free interest rate                          4.3%
          Forfeiture rates                           0% for employees,
                                                  officers and consultants
          Suboptimal exercise factor               2.6 for employees and
                                                         officers

                                     F - 16

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     Q.   SHARE-BASED PAYMENTS (CONT.)

          Expected volatility is based on historical volatility of the stock of the Company. The Company uses historical data to estimate option exercise and employee termination within the valuation model.

          The suboptimal exercise factor is representing the value of the underlying stock as a multiple of the exercise price of the option which, if achieved, results in exercise of the option.

          The Company has historically not paid dividends. Currently it is the
          Company's policy not to distribute dividends.

          Equity-settled transactions:

          The cost of equity-settled transactions with employees or service providers is measured according to the fair value of the equity instruments on the date of grant. The fair value is determined using a binomial option-pricing model.

          The cost of equity-settled transactions is recognized in profit and loss together with a corresponding increase in shareholders' equity over the period during which the service conditions apply and ending on the date of the relevant employees' entitlement to compensation
          ("the vesting period"). The cumulative expense recognized in respect of equity-settled transactions for each reported period through the vesting date reflects the Group's best estimate of the number of equity instruments that will eventually vest. The charge or credit in the statement of operations for the period reflects the change in the cumulative expense recognized at the beginning and end of the period.

          Cash-settled transactions:

          The cost of cash-settled transactions is measured at their fair value on the date of grant using a binomial option-pricing model. The fair value is recognized as an expense over the period until vesting and a corresponding liability is recognized. The liability is remeasured at each balance sheet date until its settlement and the changes in its fair value are recorded in the income statement.

          The effect of the change in the accounting treatment of share-based payment transactions with employees or other parties, to be settled using the Company's equity instruments, and which had been granted subsequent to March 15, 2005, and had not vested as of December 31,
          2005, or which had been granted prior to March 15, 2005, but whose terms were subsequently modified, was not material, therefore the comparative data in the financial statements for the year ended
          December 31, 2005 was not restated.

          Compensation expenses of $23 were recognized during the year ended
          December 31, 2006.

                                     F - 17

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     R.   EXCHANGE RATES

          The exchange rates of the dollar in relation to the NIS were as follows:

                                EXCHANGE RATE OF U.S.   CHANGES IN EXCHANGE RATE
                DATE                 $1 TO NIS                FOR THE YEAR
                ----                 ---------                ------------

          December 31, 2006      U.S.$1 = NIS 4.225              (8.2)%
          December 31, 2005      U.S.$1 = NIS 4.603               6.8%
          December 31, 2004      U.S.$1 = NIS 4.308              (1.6)%

     S.   The Group's activities expose it to various financial risks, such as credit risk and exchange rate risks.

          1.   CREDIT RISK

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

               The Company's trade receivables are derived from sales to large independent distributors and OEM (Original Equipment
               Manufacturers) customers located mainly in Western Europe, North
               America and Israel. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In management's estimations, the allowance for doubtful accounts adequately covers anticipated losses in respect of its accounts receivable credits risks. The Group does not maintain credit risk insurance on sales.

               The Company's marketable securities include investments in high rated marketable debt securities. Management believes that the portfolio is well diversified and accordingly minimal credit risk exists with respect to these marketable securities.

               The Group has no off-balance-sheet concentration of financial instruments subject to credit risk such as foreign exchange contracts, option contracts or other hedging arrangements.

          2.   FOREIGN CURRENCY EXCHANGE RISK

               The Company's functional currency is the U.S. Dollar. Since some of the Company's assets and liabilities are denominated in currencies other than the U.S. Dollar (mainly in NIS), the
               Company is exposed to changes in currency exchange rates.
               Accordingly, the Company strives to limit its exposure through
               "natural" hedging, i.e., attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible. However, this method of "natural" hedging is not always achievable.

                                     F - 18

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     S.   (cont.)

          3.   INTEREST RATE RISK

               The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's cash and cash equivalents and held-to-maturity marketable securities. The Company's
               exposure is to variables cash flows as a result of interest rate changes. Due to the relatively short-term maturities of the
               Company's cash, deposits and securities portfolio, such changes are not expected to have a material effect on the Company's near-term financial condition or results of operations.

          4.   FAIR VALUE OF FINANCIAL INSTRUMENTS

               The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments.

               The carrying amount of cash and cash equivalents, trade
               receivables, other accounts receivable, trade payables and other accounts payable approximate their fair value.

               As of December 31, 2006 the fair market value of marketable debt securities held to maturity was $4,530 thousands based on quoted marked prices on stock exchange.

               The carrying amount of short-term marketable securities is recorded according to its fair market value as determined by quoted market prices on the stock exchange

               The fair value of the Company's investment in shares of a
               non-public company that are accounted for under the cost method was estimated despite the uncertainty which exists due the lack of a quoted market price and the inability to obtain a valuation of the company without incurring excessive costs. The carrying amount of this investment was $1,002 thousands as of December 31,
               2006 and $1,218 thousands as of December 31, 2005, representing the original cost of acquisition for 2005 and the original cost of acquisition less impairment recognized as of December 31,
               2006. (See Note 7).

     T.   USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

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

     U.   TRANSACTIONS BETWEEN THE COMPANY AND A CONTROLLING SHAREHOLDER:

          Transactions between the Company and a controlling shareholder are presented in Note 15 in accordance with the Israeli Securities
          Regulations (Presentation in the Financial Statements of Transactions
          Between an Entity and its Controlling Shareholder), 1996.

          As for the disclosure of the effect of Accounting Standard No. 23 in the period prior to its adoption, see Note 2v(3).

                                     F - 19

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     V.   DISCLOSURE OF THE EFFECTS OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR ADOPTION

          1.   Accounting Standard No. 26 - Inventories:

               In August 2006, the Israel Accounting Standards Board published
               Accounting Standard No. 26, "Inventories" ("AS 26").

               AS 26 applies to all types of inventories, excluding work in progress arising from construction contracts, which is subject to the provisions of Accounting Standard No. 4, "Construction-type
               Contracts", inventory of buildings for sale, which is subject to the provisions of Accounting Standard No. 2, "Construction of
               Buildings for Sale" and financial instruments.

               AS 26 prescribes that inventories should be measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and costs necessary to make the sale. The cost of inventories should be determined based on the
               "first in - first out" (FIFO) method or using a weighted average cost, provided that the same method is applied in respect of inventories having a similar nature and use. Measurement of the cost of inventories based on the "last in - first out" (LIFO)
               method is not permitted.

               In accordance with AS 26, when inventories are purchased under credit terms whereby the arrangement involves a financing
               element, the inventories should be presented at cost reflecting the cash purchase price and the financing element should be recognized as a financial expense over the period of the
               financing.

               In respect of the allocation of conversion costs to inventories,
               AS 26 prescribes that if in a particular period, production is not at normal capacity, then the cost of inventories should not include allocation of fixed overhead costs in excess of that allocated based on normal capacity. Such unallocated overhead costs should be recognized as an expense in the statement of operations in the period in which they are incurred. Furthermore, cost of inventories should not include abnormal amounts of materials, labor and other costs resulting from inefficiency.

               When a write-down of inventories has been recognized and
               subsequently there is an increase in their value, the amount of the write-down is reversed. The amount of the write-down or its reversal should be recorded in cost of sales in the statement of operations.

               AS 26 will be applicable to financial statements for periods beginning January 1, 2007 and thereafter. The provisions of AS 26 are to be applied retrospectively, by restating comparative amounts relating to prior periods.

               The Company believes that the effect of AS 26 on its financial position, results of operations and cash flows is not expected to be material.

                                     F - 20

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     V.   DISCLOSURE OF THE EFFECTS OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR ADOPTION (CONT.)

          2.   Accounting Standard No. 27 - Fixed Assets:

               In September 2006, the Israel Accounting Standards Board
               published Accounting Standard No. 27, "Fixed Assets" ("AS 27").
               The Standard is applicable to financial statements for periods commencing on January 1, 2007 ("the effective date") or
               thereafter.

               The initial recognition of fixed assets will be based on the cost of purchase. After initial recognition, AS 27 permits an entity to choose between the cost model or the revaluation model as its accounting policy and to apply it consistently to a class of fixed assets of a similar nature and use. According to the revaluation model, fixed assets are to be presented at a revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. The revaluation of fixed assets is recorded directly to a capital reserve in shareholders' equity, net of income taxes. This capital reserve may be transferred directly to retained earnings once the asset has been disposed of or during the period of use of the asset (according to the rate of
               depreciation). Revalued assets will be depreciated based on the revalued amount.

               According AS 27, each component of a fixed asset with a different useful life and that has a cost that is significant in relation to the total cost of the fixed asset is to be depreciated
               separately. The asset is to be depreciated based on its useful life as determined by the Company, which will be reviewed at each year-end. Depreciation will be discontinued at the earlier of the date of the asset's classification as held for sale or the date of the asset's disposal. An asset held for sale is an asset which is available for immediate sale in its present condition, as to which the Company has a commitment to sell and in respect of which the sale is expected to be completed within a year from the date of classification. Furthermore, upon the adoption of AS 27, a change in the method of depreciation will be accounted for as a change in accounting estimate, that is prospectively, rather than by recording the cumulative effect of retrospective application, as was customary prior to the effective date.

               The cost of a fixed asset received in an exchange for another fixed asset will be measured at fair value unless the transaction lacks commercial substance or if the fair value of the fixed asset received or given up cannot be reliably measured. AS 27 replaces the "similar assets" exception to fair value measurement with an exception based on a lack of commercial substance. An exchange transaction has commercial substance if it results in a change in the amount, timing and risk of future cash flows from the asset.

               The cost of a fixed asset will also include an initial estimate of the costs of dismantling and removing the asset and restoring the site on which the asset is located, for which the Company has incurred an obligation. The estimated amount will be recorded at its present value using a discount rate reflecting the Company's risk.

                                     F - 21

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     V.   DISCLOSURE OF THE EFFECTS OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR ADOPTION (CONT.)

          2.   Accounting Standard No. 27 - Fixed Assets (cont.):

               The transitional provisions of AS 27 require retrospective application with restatement of comparative data, except in the following cases:

               a)   A company that on the effective date chooses the revaluation model for a class of fixed assets - the difference between the revalued amount and the carrying amount on the effective date will be recorded in a capital reserve in shareholders'
                    equity at that date. The company will not be required to
                    restate comparative data.

               b)   A company that has not included in the cost of fixed assets an initial estimate of the costs of dismantling and removing the asset and restoring the site on which the asset is
                    located will be required to:

                    1)   Measure the liability at the effective date, in
                         accordance with generally accepted accounting
                         principles;

                    2)   Calculate the amount that would have been included in
                         the cost of the relevant asset at the date on which the
                         obligation was first incurred by discounting the
                         aforementioned liability to the date of its initial
                         incurrence using the company's best estimate of the
                         historical discount rates adjusted for the risk
                         relevant to that liability during the elapsed period;

                    3)   Calculate the accumulated depreciation in respect of
                         the amount of the discounted liability up to the
                         effective date based on the asset's useful life at that
                         time;

                    4)   The difference between the amount recorded in respect
                         of the asset, pursuant to 2) and 3) above, and the
                         amount of the liability, pursuant to 1) above, should
                         be recorded directly to retained earnings.

               c)   Companies that are not required and do not intend to adopt
                    IFRS in respect of their financial statements are to adopt prospectively the Standard's provisions regarding exchange of assets and depreciation of components.

               The Company believes that the effect of AS 27 on its financial position, results of operations and cash flows is not expected to be material.

                                     F - 22

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     V.   DISCLOSURE OF THE EFFECTS OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR ADOPTION (CONT.)

          3.   Accounting Standard No. 23 - Accounting Treatment of Transactions
               between an Entity and its Controlling Shareholder:

               In December 2006, the Israel Accounting Standards Board published
               Accounting Standard No. 23, "Accounting Treatment of Transactions
               between an Entity and its Controlling Shareholder" ("AS 23"). AS
               23 is applicable, among others, to transactions involving the transfer of assets, the assumption of liabilities,
               indemnification, waiver and the granting of loans between a company and its controlling shareholder and between companies under common control that occur subsequent to January 1, 2007
               ("the effective date"). AS 23 is also applicable, commencing from the effective date, to loans granted to or received from the controlling shareholder before the effective date. AS 23
               supersedes the provisions in respect of such transactions in the
               Securities Regulations (Presentation in the Financial Statements
               of Transactions between an Entity and its Controlling
               Shareholder), 1996, according to which, transactions involving the transfer of assets were generally recorded at their cost in the transferor's books of account.

               AS 23 is not applicable to business combinations of companies under common control. In cases of transactions that have the characteristics of shareholders' investments, the Standard may also apply to transactions with shareholders in their capacity as shareholders.

               AS 23 provides that the assets and liabilities involved in a transaction between a company and its controlling shareholder or between companies under common control be recognized at their fair value on the date of the transaction. The difference between the fair value and the consideration stipulated in the
               transaction is to be recorded in shareholders' equity, net of income taxes. A debit to equity essentially represents a
               dividend, thereby resulting in a reduction in retained earnings.
               A credit to equity essentially represents a shareholders'
               investment and will therefore be presented as a separate item in shareholders' equity under "capital reserve from transactions between an entity and its controlling shareholder". In the financial statements of the controlling shareholder, if the
               Company is not wholly owned by the controlling shareholder, the minority's share in the difference, whether a debit or credit, will be recorded in the minority interest in the income
               statement. The amount recorded in shareholders' equity will not be transferred to the income statement, even if in subsequent periods, the items that were the subject of the transactions are derecognized from the financial statements.

               The fair value of an asset or liability is to be determined based on the most current quoted market prices of identical or similar assets and liabilities and, in their absence, based on acceptable valuation methodologies.

               An intangible asset with no active market (as defined in
               Accounting Standard No. 30), which is transferred to the Company from its controlling shareholder, is to be measured at its carrying value in the controlling shareholder's books of account and the difference between the consideration and the carrying value is to be recorded in shareholders' equity, net of income taxes.

                                     F - 23

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     V.   DISCLOSURE OF THE EFFECTS OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR ADOPTION (CONT.)

          3.   Accounting Standard No. 23 - Accounting Treatment of Transactions
               between an Entity and its Controlling Shareholder (cont.):

               In the event of a transaction in which a liability to a third party is assumed or a liability is waived, the difference between the carrying value of the liability and its fair value upon settlement is to be recorded in the income statement. The
               difference between the fair value of the liability and the consideration is to be recorded in shareholders' equity.

               In the event of grant or receipt of a loan from the controlling shareholder, the loan is to be presented at fair value on the date of the transaction and in subsequent periods, at amortized cost using the effective interest method. A loan for which a repayment date has not been fixed will be considered as if it had been granted or received for a period of one year, thus, its fair value will be determined annually based on the present value of the expected cash flows from the loan, discounted at the
               Company's interest rate for each year.

               AS 23 will become effective after the cancellation of the
               Securities Regulations (Presentation in the Financial Statements
               of Transactions between an Entity and its Controlling
               Shareholder), 1996.

               The Company believes that the effect AS 23 on its financial position, results of operation and cash flows is not expected to be material.

NOTE 3 - CASH AND CASH EQUIVALENTS

                          INTEREST RATE AT
                       -------------------------
                              DECEMBER 31,                DECEMBER 31,
                       -------------------------    -------------------------
                           2006         2005           2006           2005
                       -----------   -----------    ----------      ---------
                                   %                U.S. DOLLARS IN THOUSANDS
                       -------------------------    -------------------------
CASH
Denominated in NIS                                   $   31         $   41
Denominated in U.S $                                    531            273

BANK DEPOSITS
Denominated in NIS       3.9 - 4.1       4.2            331            285
Denominated in U.S.$      3 - 5.35     2.9-4.2        2,149          1,042
                                                     ------         ------
                                                     $3,042         $1,641
                                                     ======         ======

                                     F - 24

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - TRADE RECEIVABLES, NET

                                                            DECEMBER 31,
                                                 ---------------------------------
                                                    2006                   2005
                                                 ----------             ----------
                                                     U.S. DOLLARS IN THOUSANDS
                                                 ---------------------------------

Open accounts                                    $    2,380             $    2,560
Less: allowance for doubtful accounts                   (45)                   (43)
                                                 ----------             ----------
                                                 $    2,335             $    2,517
                                                 ==========             ==========

     Trade receivables classified by geographical markets are as follows:

                                   DECEMBER 31,
                         --------------------------------
                            2006                  2005
                         ----------            ----------
                             U.S. DOLLARS IN THOUSANDS
                         --------------------------------

United States            $      646            $      546
Europe                          555                   708
Israel                        1,053                 1,120
Far East                         81                   137
Canada                            -                     6
                         ----------            ----------
                         $    2,335            $    2,517
                         ==========            ==========

NOTE 5 - INVENTORIES

                                                       DECEMBER 31,
                                             --------------------------------
                                                2006                  2005
                                             ----------            ----------
                                                 U.S. DOLLARS IN THOUSANDS
                                             --------------------------------

Raw and packaging materials                  $    2,461            $    1,701
Products in process                                 866                   373
Finished goods                                      331                   635
Advance payment for raw materials                     -                   124
                                             ----------            ----------
                                             $    3,658            $    2,833
                                             ==========            ==========

NOTE 6 - OTHER ACCOUNTS RECEIVABLE

                                            DECEMBER 31,
                                  --------------------------------
                                     2006                  2005
                                  ----------            ----------
                                      U.S. DOLLARS IN THOUSANDS
                                  --------------------------------

Institutions                      $      104            $       19
Grants receivable *                       34                     -
Interest receivable                       81                    59
 Deferred income taxes                   102                    87
 Prepaid expenses                         51                    68
 Advances to vendors                      71                    57
 Others                                   42                    40
                                  ----------            ----------
                                  $      485            $      330
                                  ==========            ==========

     *    From the Office of the Chief Scientist in Israel (see Note. 11a).

                                     F - 25

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 - INVESTMENT IN OTHER COMPANY

     Includes an investment in "Netzer Precision Motion Sensors Ltd."
     ("Netzer"), a start up company, the purpose of which is the development and production of motion sensors based on a proprietary technology. As of
     December 31, 2006, the Company's share in Netzer was 11.5% and it was accounted for under the cost basis.

     In January 2006 Netzer signed an agreement with SICK AG ("Sick"), a German company, and with SICK Sensors Ltd. ("Sick Sensors") , Sick's wholly owned
     Israeli subsidiary, whereby Sick Sensors purchased Netzer's IP, including patents, production files, development projects database, and general database.

     The consideration for the assets sold was agreed as follows:

     a.   3 million Euros at closing.

     b.   3 million Euros will be paid after completion, in the period specified, of three R&D projects milestones (for each one 1
          Million Euros).

     c.   20 Euros royalty payment will be paid per each sensor head sold by
          Sick Sensors until 2012.

     In 2006 the first payment of 3 million Euros was paid.

     Netzer reserved the right to continue to market and develop its Non
     Industrial Automation products, for military, aerospace, avionics, marine, transportation and other specific applications. Netzer continues to operate in the Non Industrial Automation market.

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

     In April 2006 the Company received a U.S. $207 thousand dividend from
     Netzer. An additional dividend of U.S. $155 thousand was received in
     February 2007.

     The Company reviewed the fair value of the investment in Nezter, and determined that an impairment in the amount of U.S. $216 thousand is required.

     The dividend received and the impairment loss resulted in a net expense of
     $9 thousands recorded in other expenses in the statement of operations.

                                     F - 26

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - PROPERTY AND EQUIPMENT

     Composed as follows:

                                                              YEAR ENDED 2006
                                           ------------------------------------------------------
                                          BALANCE AT             ADDITIONS
                                          BEGINNING OF             DURING              BALANCE AT
                                             YEAR                 THE YEAR             END OF YEAR
                                           ----------            ----------            ----------
                                                        U.S. DOLLARS IN THOUSANDS
                                           ------------------------------------------------------

COST
Computers and equipment                    $    2,488                   177            $    2,665
Office furniture and equipment                    383                     6                   389
Leasehold improvements                            594                     -                   594
                                           ----------            ----------            ----------
                                                3,465                   183                 3,648
                                           ----------            ----------            ----------
ACCUMULATED DEPRECIATION
Computers and equipment                         2,045                   271                 2,316
Office furniture and equipment                    325                    19                   344
Leasehold improvements                            440                    60                   500
                                           ----------            ----------            ----------
                                           $    2,810                   350                 3,160
                                           ----------            ----------            ----------
Depreciated cost at end of year            $      655                                  $      488
                                           ==========                                  ==========

NOTE 9 - OTHER ACCOUNTS PAYABLE AND ACCRUALS

                                                           DECEMBER 31,
                                                 --------------------------------
                                                    2006                  2005
                                                 ----------            ----------
                                                     U.S. DOLLARS IN THOUSANDS
                                                 --------------------------------

Payroll and related expenses                     $      418            $      388
Provision for vacation pay                               93                    92
Governmental Institutions                               373                   246
Accrued expenses                                        252                   200
Provision for warranty                                   41                    33
Due to former subsidiary shareholders                    62                    62
Other                                                    10                     9
                                                 ----------            ----------
                                                 $    1,249            $    1,030
                                                 ==========            ==========

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

                                     F - 27

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10 - ACCRUED SEVERANCE PAY, NET (CONT.)

          Severance pay expenses for the years ended December 31, 2006, 2005 and
          2004, amounted to $205 thousand, $132 thousand and $174 thousand, respectively.

                                                DECEMBER 31,
                                     ---------------------------------
                                        2006                   2005
                                     ----------             ----------
                                         U.S. DOLLARS IN THOUSANDS
                                     ---------------------------------

Accrued severance pay                $      215             $      146
Less - Severance pay fund                   (13)                   (12)
                                     ----------             ----------
                                     $      202             $      134
                                     ==========             ==========

     b.   Tech 80 adopted a Savings Incentive Match Plan for Employees (SIMPLE)
          as of January 1, 2000. All employees are eligible to participate. The plan allows employees to contribute each year up to $10 thousand of eligible compensation and requires Company contributions as specified in the plan agreement. Company contributions to the plan for the years ended December 31, 2006, 2005 and 2004, were approximately $12 thousand, $12 thousand and $10 thousand, respectively.

NOTE 11 - CONTINGENCIES AND COMMITMENTS

     a.   ROYALTY COMMITMENTS

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

               As of December 31, 2006 and 2005, the cumulative amount of royalty-bearing participations received was $4,174 thousand and
               $3,859 thousand, respectively, less royalties paid or accrued of
               $2,243 thousand and $1,870 thousand, respectively. (As to royalty expenses see Note 14b).

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

                                     F - 28

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - CONTINGENCIES AND COMMITMENTS (CONT.)

     a.   ROYALTY COMMITMENTS (CONT.)

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

     b.   LEASE COMMITMENTS

          Rental and operating expenses in 2006, 2005 and 2004 amounted to $152 thousand, $157 thousand and $154 thousand, respectively.

          Effective December 1997, the Company entered into a lease agreement, for the period March 1, 1998 through January 31, 2008, for its premises in Migdal Ha'Emek. The rental payments are payable in NIS and are linked to the CPI. To secure the above rental payments, the
          Company established a bank guarantee at the amount of $40 thousands, in favor of its landlord. In February 2007, the Company extended the term of the lease for an additional three years. The updated lease agreement contains two two-year renewal options.

                                     F - 29

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - CONTINGENCIES AND COMMITMENTS

     b.   LEASE COMMITMENTS (CONT.)

          In 2003, the Company's subsidiary, Tech-80, signed a noncancellable operating lease which expires in December 2008. Tech80 provided the lessor, a $75 thousands letter of credit. The letter of credit was be reduced to $50 thousand in 2006, will be reduced to $25 thousand in
          2007, and will terminate in 2008.

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

                         RENTAL LEASES        VEHICLE LEASES
                           ----------            ----------

2007                       $      120            $      183
2008                              120                   121
2009                               73                    50
2010                               73                     -
2011 and beyond                   244                     -
                           ----------            ----------
                           $      630            $      354
                           ==========            ==========

     c.   CLAIMS

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

                                     F - 30

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY

     a.   SHARE CAPITAL

                                                                   DECEMBER 31,
                                  ----------------------------------------------------------------------------
                                               2006                                         2005
                                  --------------------------------            --------------------------------
                                  AUTHORIZED          OUTSTANDING (*)         AUTHORIZED          OUTSTANDING (*)
                                  ----------            ----------            ----------            ----------
                                           NUMBER OF SHARES                           NUMBER OF SHARES
                                  --------------------------------            --------------------------------

Ordinary shares of NIS
   0.01 par value                  8,000,000             3,266,751             8,000,000             3,088,776
                                  ==========            ==========            ==========            ==========

          (*)  As of December 31, 2005 and 2006, the Company owns 24,801 and 1, of the Ordinary shares at a cost of $346 and $150, respectively which is shown as a deduction in shareholders' equity.

          Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

     b.   OPTION PLANS

          1.   The ACS 1997 Stock Option Plan In 1997, the Company adopted the
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

          2.   The ACS 1998 Stock Option Plan

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

               Exercise price is determined as follows:

               a.   As long as the market price of the shares on the date the
                    option is granted is less than $5.88, the purchase price of each share shall not be less than 100% of the market price.

               b.   When the market price of the shares in the date of grant is more than $5.87, the purchase price of each share shall not be less than 85% of the market price of such shares.

                                     F - 31

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT.)

     b.   OPTION PLANS (CONT.)

          3.   The ACS 2001 Stock Option plan

               In January 2001, the Company adopted the 2001 Stock Option Plan
               (The "2001 Plan"). The 2001 Plan as amended and approved by the
               Company's shareholders meeting held in January 2004, authorizes the issuance of options to employees, directors and consultants to purchase an aggregate of up to 500,000 ordinary shares.
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

          All the option plans expire 10 years following the date on which they become effective. For all plans the vesting period varies according to the Company's Option Committee decision.

          Options which are canceled or forfeited before expiration become available for future grants.

     c.   The outstanding stock options are as follows:

                                                                           DECEMBER 31,
                                      -----------------------------------------------------------------------------------
                                                       2006                                         2005
                                      --------------------------------------       --------------------------------------
                                      2001 PLAN      1998 PLAN     1997 PLAN      2001 PLAN      1998 PLAN       1997 PLAN
                                      --------       --------       --------       --------       --------       --------

Number of options authorized
 for grant                             500,000        300,000        285,000        500,000        300,000        285,000
Number of options granted in
 previous years                       (413,434)      (419,770)      (389,000)      (355,684)      (419,770)      (324,000)
Number of options granted during
year                                         -              -              -        (57,750)             -        (65,000)
Accumulated number of options
forfeited                               50,597        288,304        170,000         30,870        283,304        170,000
                                      --------       --------       --------       --------       --------       --------
Balance of options authorized
 for grant                             137,163        168,534         66,000        117,436        163,534         66,000
                                      ========       ========       ========       ========       ========       ========

          For all grants in 2005 and 2004, the quoted market price of the
          Company's shares at the day of grant was equal to the exercise price of the options granted. No compensation expenses were recognized by the Company.

                                     F - 32

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT.)

     c.   The outstanding stock options are as follows (cont.):

          No options were granted during the year ended December 31, 2006.

          The following table summarizes information about options outstanding and exercisable as of December 31, 2006:

                           Options       Weighted                    Options       Weighted
                         outstanding      average       Weighted   exercisable      average
                            as of        remaining       average      as of      exercise price
Range of exercise        December 31,   contractual     exercise   December 31,    of options
  price (U.S.$)             2006       life (months)      price        2006        exercisable
-----------------         --------       --------       --------     --------       --------

   $1.63-$2.89              19,000           34.8       $   2.21       14,000       $   2.32
   $3.50-$5.00             153,690           80.3           4.18      123,440           4.21
   $5.08-$7.00              92,730           84.1           6.23       74,030           6.38
   $7.26-$9.79              16,333           48.0           7.82        9,993           7.92
                          --------       --------       --------     --------       --------
                           281,753           76.6       $   4.40      221,463       $   4.98
                          ========       ========       ========     ========       ========

     d.   Stock option activity during the periods indicated is as follows:

                                            NUMBER OF     WEIGHTED-AVERAGE
                                             OPTIONS       EXERCISE PRICE
                                           ----------        ----------
                                                                U.S.$
                                                             ----------

Balance as of January 1, 2004                 549,450        $     3.31
     Granted                                  126,500              3.52
     Exercised                               (279,895)             3.12
     Forfeited                                 (9,420)             3.48
                                           ----------        ----------
Balance as of December 31, 2004               386,635              4.59
     Granted                                  122,750              4.62
     Exercised                                (11,930)             2.49
     Forfeited                                (13,000)             4.75
                                           ----------        ----------
Balance as of December 31, 2005               484,455              4.65
     Exercised                               (177,975)             4.06
     Forfeited                                (24,727)             5.59
                                           ----------        ----------
Balance as of December 31, 2006               281,753        $     4.40
                                           ==========        ==========

                                     F - 33

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - INCOME TAXES

     a.   TAX LAWS APPLICABLE TO THE GROUP COMPANIES:

          1.   Income Tax (Inflationary Adjustments) Law, 1985:

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

          2.   The Law for the Encouragement of Capital Investments, 1959:

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

                                     F - 34

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - INCOME TAXES (CONT.)

     a.   TAX LAWS APPLICABLE TO THE GROUP COMPANIES (CONT.):

          3.   The Law for the Encouragement of Industry (Taxation), 1969:

               The Company is an "industrial company", as defined by this law.
               Accordingly, by virtue of regulations, the Company may claim a deduction for accelerated depreciation on equipment used in industrial activities, as determined in the regulations under the
               Inflationary Law.

          4.   Capital gains/losses:

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
               - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter -
               25%.

          2.   Foreign subsidiary:

               The principal tax rates applicable to Tech 80 whose place of incorporation is outside Israel is 39% on taxable income in excess of $100 thousand.

     c.   TAX ASSESSMENTS:

          The Company received final tax assessments through tax year 2003.

                                     F - 35

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - INCOME TAXES (CONT.)

     d.   CARRYFORWARD LOSSES FOR TAX PURPOSES AND OTHER TEMPORARY DIFFERENCES:

          Carryforward tax losses of a subsidiary total approximately $460 thousand as of December 31, 2006, which expire various dates through
          2026.

          Deferred tax assets of approximately $200 thousands relating to these losses and to other deductible temporary differences were recorded in the financial statements (as their utilization is anticipated as a result of expected taxable income in the future against which deferred tax assets can be utilized).

          Deferred tax assets relating to carryforward tax losses, capital loss and other temporary differences of approximately $349 thousands were not recorded due to the uncertainty of their utilization in the foreseeable future.

          Utilization of U.S net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the
          Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

          Significant components of the Group's net deferred tax assets as of
          December 31, 2006 are as follows:

                                                                       DECEMBER 31, 2006
                                                     -------------------------------------------------------
                                                      CURRENT             NON-CURRENT               TOTAL
                                                     ----------            ----------             ----------
                                                                   U.S. DOLLARS IN THOUSANDS
                                                     -------------------------------------------------------

DEFERRED TAX ASSETS:
 Accrued severance pay, net                          $        -            $        7             $        7
 Carryforward losses and other  temporary
   differences                                              102                   452                    554
                                                     ----------            ----------             ----------
                                                            102                   459                    561
Valuation allowance                                           -                  (349)                  (349)
                                                     ----------            ----------             ----------
 Net deferred tax assets                             $      102            $      110             $      212
                                                     ==========            ==========             ==========

 Domestic                                            $        8            $        3             $       11
 Foreign                                                     94                   107                    201
                                                     ----------            ----------             ----------
                                                     $      102            $      110             $      212
                                                     ==========            ==========             ==========

                                     F - 36

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - INCOME TAXES (CONT.)

     d.   CARRYFORWARD LOSSES FOR TAX PURPOSES AND OTHER TEMPORARY DIFFERENCES:

          Significant components of the Group's net deferred tax assets as of
          December 31, 2005 are as follows:

                                                                       DECEMBER 31, 2005
                                                     -------------------------------------------------------
                                                       CURRENT            NON-CURRENT               TOTAL
                                                     ----------            ----------             ----------
                                                                   U.S. DOLLARS IN THOUSANDS
                                                     -------------------------------------------------------

DEFERRED TAX ASSETS:
 Accrued severance pay, net                          $        -            $        7             $        7
 Carryforward losses and other  temporary
   differences                                               87                   217                    304
                                                     ----------            ----------             ----------
                                                             87                   224                    311
Valuation allowance                                           -                  (103)                  (103)
                                                     ----------            ----------             ----------
 Net deferred tax assets                             $       87            $      121             $      208
                                                     ==========            ==========             ==========

 Domestic                                            $       15            $        3             $       18
 Foreign                                                     72                   118                    190
                                                     ----------            ----------             ----------
                                                     $       87            $      121             $      208
                                                     ==========            ==========             ==========

     e.   Changes in deferred taxes during 2006:

                                                               U.S. DOLLARS IN
                                                                  THOUSANDS
                                                                 ----------

BALANCE AT THE BEGINNING OF THE YEAR                             $      208

Income taxes resulting from changes in deferred taxes                     4
                                                                 ----------

BALANCE AT THE END OF THE YEAR                                   $      212
                                                                 ==========

     f.   INCOME TAXES IN THE STATEMENTS OF OPERATIONS CONSIST OF THE FOLLOWING:

                                                                    YEAR ENDED DECEMBER 31,
                                                   --------------------------------------------------------
                                                      2006                   2005                   2004
                                                   ----------             ----------             ----------
                                                                 U.S. DOLLARS IN THOUSANDS
                                                   --------------------------------------------------------

Income tax in respect of previous years            $        -             $      (93)            $        -
Current tax                                                68                     95                    147
Deferred tax                                               (4)                    62                     88
                                                   ----------             ----------             ----------
                                                   $       64             $       64             $      235
                                                   ==========             ==========             ==========

                                     F - 37

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - INCOME TAXES (CONT.)

     g.   RECONCILIATION OF THE THEORETICAL TAX EXPENSE TO THE ACTUAL TAX
          EXPENSE

          The reconciliation of the corporate theoretical tax expense assuming all income is taxed at the statutory rate, applicable to corporate tax in Israel, to the actual tax expense, is as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------------------------
                                                            2006                    2005                    2004
                                                         ----------              ----------              ----------
                                                                        U.S. DOLLARS IN THOUSANDS
                                                         ----------------------------------------------------------

Income before taxes on income as reported                $    1,601              $    1,038              $    2,488

Tax rate                                                         31%                     34%                     35%
                                                         ----------              ----------              ----------
Theoretical income tax                                          496                     353                     871

INCREASE (DECREASE) IN TAXES RESULTING FROM:
Permanent differences, net                                       50                      54                     (44)
Tax income in respect of previous years                           -                     (93)                      -
"Approved Enterprise" benefits                                 (488)                   (254)                   (562)
Other adjustments                                                 6                       4                     (30)
                                                         ----------              ----------              ----------
Income taxes                                             $       64              $       64              $      235
                                                         ==========              ==========              ==========

Taxes on income (tax benefit) of the Company                     72              $      (62)             $       60
Taxes on income (tax benefit) of subsidiaries                    (8)                    126                     175
                                                         ----------              ----------              ----------

                                                         $       64              $       64              $      235
                                                         ==========              ==========              ==========

     h.   INCOME BEFORE TAXES ON INCOME

                                    YEAR ENDED DECEMBER 31,
                    -------------------------------------------------------
                       2006                   2005                  2004
                    ----------             ----------            ----------
                                  U.S. DOLLARS IN THOUSANDS
                    -------------------------------------------------------

Domestic            $    1,691             $      205            $    2,214
Foreign                    (90)                   833                   274
                    ----------             ----------            ----------
                    $    1,601             $    1,038            $    2,488
                    ==========             ==========            ==========

                                     F - 38

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14 - SELECTED STATEMENTS OF OPERATIONS DATA

     a.   REVENUES

                                                                 YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------------------
                                                     2006                  2005                  2004
                                                  ----------            ----------            ----------
                                                                U.S. DOLLARS IN THOUSANDS
                                                  ------------------------------------------------------

(1) Sales classified by
    Geographical destination (based
     on customer's location):
      United States                               $    3,682            $    3,884            $    3,504
      Europe                                           4,961                 3,246                 5,666
      Israel                                           4,276                 3,747                 4,824
      Far East                                           552                   485                   301
      Canada                                              32                    63                    76
      Other                                                -                     3                     5
                                                  ----------            ----------            ----------
                                                  $   13,503            $   11,428            $   14,376
                                                  ==========            ==========            ==========
(2) Including sales to major customers
     (exceeding 10% of sales each):
      Customer A                                  $    3,285            $    1,523            $    3,406
                                                  ==========            ==========            ==========
      Customer B                                  $    1,837            $    1,755            $    2,440
                                                  ==========            ==========            ==========
      Customer C                                  $      886            $      909            $    1,566
                                                  ==========            ==========            ==========

     b.   COST OF REVENUES

                                                               YEAR ENDED DECEMBER 31,
                                               --------------------------------------------------------
                                                  2006                   2005                   2004
                                               ----------             ----------             ----------
                                                              U.S. DOLLARS IN THOUSANDS
                                               --------------------------------------------------------

Materials and components consumed              $    2,639             $    1,865             $    2,517
Payroll and related expenses                          655                    523                    674
Subcontractors                                      3,090                  2,631                  4,140
Depreciation                                           83                     86                     94
Maintenance and rent                                  226                    155                    172
Royalties to OCS                                      373                    321                    344
                                               ----------             ----------             ----------
Total production costs                              7,066                  5,581                  7,941
Decrease (increase) in inventory of
  products in process                                (493)                   455                   (318)
Decrease (increase) in inventory of
  finished goods                                      304                   (379)                   (21)
                                               ----------             ----------             ----------
                                               $    6,877             $    5,657             $    7,602
                                               ==========             ==========             ==========

                                     F - 39

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (CONT.)

     c.   GENERAL AND ADMINISTRATIVE EXPENSES

                                                        YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------
                                           2006                  2005                  2004
                                        ----------            ----------            ----------
                                                       U.S. DOLLARS IN THOUSANDS
                                        ------------------------------------------------------

Payroll and related expenses            $    1,158            $    1,060            $      870
Office maintenance                             123                   118                   151
Professional services                          163                   182                   271
Depreciation                                    50                    58                    95
Other                                          181                   166                   290
                                        ----------            ----------            ----------
                                        $    1,675            $    1,584            $    1,677
                                        ----------            ----------            ----------

     d.   FINANCING INCOME (EXPENSES), NET

                                                                     YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------------------
                                                        2006                   2005                   2004
                                                     ----------             ----------             ----------
                                                                   U.S. DOLLARS IN THOUSANDS
                                                     --------------------------------------------------------

Interest on short-term bank deposits                 $       30             $       32             $       21
Interest on debt securities                                 196                     73                     17
Interest on long-term loans                                   -                      -                    (31)
Other financing income (expenses)
  including  foreign exchange transaction
  gains (losses), net                                       (59)                   (93)                   (33)
                                                     ----------             ----------             ----------
                                                     $      167             $       12             $      (26)
                                                     ==========             ==========             ==========

     e.   1.   Details of the number of shares used in the calculation of earnings per share:

                                                                                     YEAR ENDED DECEMBER 31,
                                                                     ------------------------------------------------------
                                                                        2006                  2005                  2004
                                                                     ----------            ----------            ----------
                                                                                 NUMBER OF SHARES IN THOUSANDS
                                                                     ------------------------------------------------------

 Weighted number of shares
     For the calculation of the basic earnings per share                  3,207                 3,079                 3,012

     Add -

Effect of potentially dilutive Ordinary shares                                6                     -                   206
                                                                     ----------            ----------            ----------
     For the calculation of the diluted earnings
     per share                                                            3,213                 3,079                 3,218
                                                                     ==========            ==========            ==========

          2.   Employee stock options, the inclusion of which is anti-dilutive, were not included in the calculation of diluted earnings per share.

                                     F - 40

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
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

                                                                                     YEAR ENDED DECEMBER 31,
                                                                      ------------------------------------------------------
                                                                         2006                  2005                  2004
                                                                      ----------            ----------            ----------
                                                                                    U.S. DOLLARS IN THOUSANDS
                                                                      ------------------------------------------------------

Sales to a related party                                              $        -            $       12            $        9
                                                                      ==========            ==========            ==========

Compensation to shareholder                                           $      768            $      681            $      661
                                                                      ==========            ==========            ==========
Management fee paid by a related party to a subsidiary for
office and marketing services included as a reduction of
general and administrative expenses                                   $        -            $        3            $       41
                                                                      ==========            ==========            ==========

Payments to related parties for
 various expenses                                                     $        -            $       15            $       14
                                                                      ==========            ==========            ==========

                                                                DECEMBER 31,
                                                     --------------------------------
                                                        2006                  2005
                                                     ----------            ----------
                                                          U.S. DOLLARS IN THOUSANDS
                                                     --------------------------------

Receivable balance due from related party            $        -            $        6
                                                     ==========            ==========

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
          President and Chairman of the Board of ACS Motion Control Inc., the
          Company's wholly owned subsidiary in the USA. This Agreement terminates and replaces the aforementioned Management Agreement and the related party shall not be entitled to any further compensation under the Management Agreement, for services covered by the new
          Employment Agreement. The related party is obligated, in the case of the termination of this Employment Agreement, to provide technical support to the Company for a period of two years after the date of termination of this Employment Agreement for which he will receive a monthly salary, in dollars, equal to his last monthly total salary and all other fringe benefits to which he will be entitled prior to the termination. The Employment Agreement was approved by the Company's annual shareholders meeting.

                                     F - 41

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
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

                                     F - 42

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
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

          A.   OPERATING SEGMENTS

                                             DECEMBER 31, 2006                              DECEMBER 31, 2005                               DECEMBER 31, 2004
                                    -----------------------------------       ------------------------------------------------       -----------------------------------
                                    ISRAEL         U.S.A         TOTAL         ISRAEL       U.S.A         TOTAL        ISRAEL         U.S.A        EUROPE         TOTAL
                                    -------       -------       -------       -------      -------       -------       -------       -------       -------       -------
                                                                                        U.S. DOLLARS IN THOUSANDS
                                    ------------------------------------------------------------------------------------------------------------------------------------

Sales to external customers         $ 9,496       $ 4,007       $13,503       $ 7,247      $ 4,181       $11,428       $10,619       $ 3,626       $   131       $14,376
Inter-segment sales                   2,022             -         2,022         1,582            -         1,582         1,590             -             -         1,590
                                    -------       -------       -------       -------      -------       -------       -------       -------       -------       -------

Segments total sales                 11,518         4,007        15,525         8,829        4,181        13,010        12,209         3,626           131        15,966
                                    =======       =======       =======       =======      =======       =======       =======       =======       =======       =======

Depreciation of property and
  equipment                             308            36           344           302           50           352           309            59            10           378

Interest income                         793             8           801           100          439           539           163             1             2           166

Interest expenses                        60           575           635           522            7           529            28           164             1           193

Tax income (expenses)                   (74)            8           (66)           60         (126)          (66)          (62)         (132)          (43)         (237)
Operating income (loss)               1,586           (90)        1,496           623          350           973         2,232           432           (14)        2,650
Net income (loss)of
reportable segments                   2,246          (649)        1,597           265          657           922         2,151           138            78         2,367

Total segment assets                 14,721         2,234        16,955        11,637        2,167        13,804        10,902         2,052            62        13,016
Fixed assets                            402            71           473           553           81           634           817            77             -           894
Expenditures for fixed assets       $   157       $    26       $   183       $    61      $    55       $   116       $   149       $     8       $     2       $   159

                                     F - 43

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - SEGMENTS (CONT.)

     A.   OPERATING SEGMENTS (CONT.)

          A reconciliation of the totals reported for the geographic segments to the applicable items in the consolidated financial statements is as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------------------
                                                       2006                   2005                  2004
                                                    ----------             ----------            ----------
                                                                      U.S.$ IN THOUSANDS
                                                    -------------------------------------------------------

OPERATING INCOME
Operating  income of reportable segments            $    1,496             $      973            $    2,650
Inter-segments gain (loss)                                 (53)                    49                  (116)
                                                    ----------             ----------            ----------
Total consolidated operating income                 $    1,443             $    1,022            $    2,534
                                                    ==========             ==========            ==========

                                                              YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------
                                                2006                   2005                  2004
                                             ----------             ----------            ----------
                                                                U.S.$ IN THOUSANDS
                                             -------------------------------------------------------

NET INCOME
Net income of reportable segments            $    1,597             $      922            $    2,367
Inter-segments gain (loss)                          (60)                    52                  (114)
                                             ----------             ----------            ----------
Total consolidated net  income               $    1,537             $      974            $    2,253
                                             ==========             ==========            ==========

                                                           DECEMBER 31,
                                                ---------------------------------
                                                   2006                   2005
                                                ----------             ----------
                                                        U.S.$ IN THOUSANDS
                                                ---------------------------------

ASSETS
Total assets for reportable segments            $   16,955             $   13,804
Investment in other company                          1,002                  1,218
Inter-segments gain (loss)                             (60)                    52
Inter-segments assets                               (2,121)                (2,203)
                                                ----------             ----------
Total consolidated assets                       $   15,776             $   12,871
                                                ==========             ==========

     B.   Information about sales that are attributed to geographic areas based on the location of the customers - see Note 14a(1).

     C.   In Management's opinion, the Company's business activity constitutes one product line.

     D.   Information regarding significant customers is presented in Note
          14a(2).

                                     F - 44

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
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

     EFFECT ON BALANCE SHEET ITEMS

                                                  DECEMBER 31, 2006                                              DECEMBER 31, 2005
                                  --------------------------------------------------             --------------------------------------------------
                                                                             AS PER                                                         AS PER
                                 AS REPORTED          ADJUSTMENT            U.S. GAAP          AS REPORTED           ADJUSTMENT            U.S. GAAP
                                  --------             --------             --------             --------             --------             --------
                                                                            U.S. DOLLARS IN THOUSANDS
                                  -----------------------------------------------------------------------------------------------------------------

Severance pay fund                $      -             $     13             $     13             $      -             $     12             $     12

Total assets                      $ 15,776             $     13             $ 15,789             $ 12,871             $     12             $ 12,883
                                  ========             ========             ========             ========             ========             ========

Deferred tax liability            $      -             $   (565)            $   (565)            $      -             $   (416)            $   (416)

Accrued severance pay             $   (202)            $    (13)            $   (215)            $   (134)            $     12             $   (146)

Retained earnings                 $ (5,719)            $    565             $ (5,154)            $ (3,482)            $    416             $ (3,766)

Total liabilities and
  shareholders' equity            $(15,776)            $    (13)            $(15,789)            $ 12,871             $    (12)            $(12,883)
                                  ========             ========             ========             ========             ========             ========

     EFFECT ON STATEMENTS OF OPERATIONS

                                                                         YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------
                                                           2006                   2005                   2004
                                                        ----------             ----------             ----------
                                                                       U.S. DOLLARS IN THOUSANDS
                                                        --------------------------------------------------------

Net income as presented (under Israeli GAAP)            $    1,537             $      974             $    2,253
Tax expenses                                                  (149)                  (416)                     -
Net income under U.S. GAAP                              $    1,388             $      558             $    2,253
                                                        ==========             ==========             ==========

Earning per ordinary share under U.S. GAAP

  Basic                                                 $     0.43             $     0.18             $     0.73
                                                        ==========             ==========             ==========

  Diluted                                               $     0.43             $     0.18             $     0.69
                                                        ==========             ==========             ==========

                                     F - 45

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          ("GAAP") IN ISRAEL AND THE USA (CONT.)

     A.   LIABILITY FOR SEVERANCE PAY

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

     B.   EARNINGS FROM "APPROVED ENTERPRISES"

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

          As of December 31, 2006 and 2005, the Company's accumulated tax exempt profit amounted to approximately $1,665 thousands and $2,260 thousands, respectively.

          As a result of amendment No. 60, the Company recorded in 2006 and 2005 a deferred tax liability and tax expenses in the amount of $149 thousands and $416 thousands respectively, in respect of its tax exempt profits.

                                     F - 46

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE17 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
         ("GAAP") IN ISRAEL AND THE USA (CONT.)

     C.   STOCK OPTION PLAN

          Under Israeli GAAP, until December 31,2005, the Company has elected to follow APB 25 and FIN 44 in accounting for its employee stock option plans. Under APB 25, when the exercise price of an employee stock option is equivalent to, or is above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

          On January 1, 2006, the Company adopted the provisions of AS 24.

          For U.S. GAAP purposes, the Company adopted the provisions of FASB
          Statement No. 123 (revised 2004) ("123(R)"), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for
          Stock-Based Compensation". Statement 123(R) supersedes APB Opinion No.
          25, "Accounting for Stock Issued to Employees", and amends FASB
          Statement No. 95, "Statement of Cash Flows". Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

          The Company adopted Statement 123(R) using the modified-prospective method, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b)
          based on the requirements of Statement 123(R) for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

          Under Israeli GAAP, the Company amortizes to the statements of operations the fair value of employee stock options granted subsequent to March 15, 2005, but had not yet vested as of January 1, 2006.

                                     F - 47

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE17 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
         ("GAAP") IN ISRAEL AND THE USA (CONT.)

     C.   STOCK OPTION PLAN (CONT.)

          Under U.S. GAAP, the Company amortizes to the statements of operations all employee stock options that are unvested as of January 1, 2006.

          Under U.S. GAAP the Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

          The fair value of each option granted is estimated on the date of grant, using the Black- Scholes option pricing model with expected volatility of 74% and 73% for the years ended December 31, 2005 and
          2004, respectively, (In 2006 no employee stock options were granted.), and using the following assumptions:

          1.   Dividend yield of zero percent for each year.

          2.   Risk-free interest rate of 4.3% and 4% for the years ended
               December 31, 2005 and 2004, respectively.

          3.   Expected life of 3-5 years.

          The weighted average fair values of options granted during the years ended December 31, 2005 and 2004 were:

                                                   FOR EXERCISE PRICE ON THE GRANT DATE
                                                         THAT EQUALS MARKET PRICE
                                                ------------------------------------------
                                                   2006            2005            2004
                                                ----------      ----------      ----------

Weighted average fair values on grant date               -      $     2.62      $     3.24

          A summary of the Company's share option status is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------------------
                                                                       2006
                                             ----------------------------------------------------------
                                                                              WEIGHTED
                                                                               AVERAGE
                                                              WEIGHTED        REMAINING       AGGREGATE
                                                              AVERAGE        CONTRACTUAL      INTRINSIC
                                                              EXERCISE          TERMS           VALUE
                                               NUMBER          PRICE         (IN MONTHS)        PRICE
                                             ----------      ----------      ----------      ----------

Options outstanding at end of the year          281,753      $     4.40            76.6      $   65,450
                                             ==========      ==========      ==========      ==========

Options vested and expected to vest             281,753      $     4.40            76.6      $   65,450
                                             ==========      ==========      ==========      ==========
Options exercisable at December 31, 2006        221,463      $     4.98            77.3      $   50,150
                                             ==========      ==========      ==========      ==========

                                     F - 48

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          ("GAAP") IN ISRAEL AND THE USA (CONT.)

     C.   STOCK OPTION PLAN (CONT.)

          The aggregate intrinsic value in the tables above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of December 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount change based on the fair market value of the Company's stock. Total intrinsic value of options exercised by employees for the year ended December 31, 2006 was $1,025 thousands. As of December 31, 2006, there was a $94 thousands of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 2 years.

          The compensation expenses associated with these options are amortized over their vesting period, which is 3, 4, and 5 years, for options granted in 2005 and 2004 respectively.

          The pro-forma table below reflected the Company stock based compensation expense, net income and basic and diluted earnings per share for the years ended December 31, 2005 and 2004, had the Company applied the fair value recognition provisions of SFAS 123, as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                        2005            2004
                                                     ----------      ----------
                                                      U.S. DOLLARS IN THOUSANDS
                                                     --------------------------

Net income as reported (U.S. GAAP)                   $      558      $    2,253
Add: application of compensation expenses
  According to Statement 123                               (323)           (562)
                                                     ----------      ----------
Pro forma net income                                 $      235      $    1,691
                                                     ==========      ==========
Basic earnings per ordinary share as reported        $     0.18      $     0.73
                                                     ==========      ==========
Diluted earnings per ordinary share as reported      $     0.18      $     0.69
                                                     ==========      ==========
Basic earnings per ordinary share, pro forma         $     0.08      $     0.55
                                                     ==========      ==========
Diluted earnings per ordinary share, pro forma       $     0.08      $     0.52
                                                     ==========      ==========

     D.   IMPAIRMENT OF LONG-LIVED ASSETS

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

                                     F - 49

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          ("GAAP") IN ISRAEL AND THE USA (CONT.)

     D.   IMPAIRMENT OF LONG-LIVED ASSETS (CONT.)

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

     E.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

          1.   FASB Interpretation No. 48:

               In July 2006, the FASB issued FASB Interpretation No. 48
               "Accounting for Uncertainty in Income Taxes an Interpretation of
               FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the
               accounting for income taxes by prescribing the minimum
               recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

               FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No.
               109, "Accounting for income taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

               FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

               FIN 48 is effective for fiscal years beginning after December 15,
               2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The
               Company is currently evaluating the impact of adopting FIN 48.

                                     F - 50

                           ACS MOTION CONTROL LTD. (FORMERLY - ACS TECH 80 LTD.)
                                                            AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          ("GAAP") IN ISRAEL AND THE USA (CONT.)

     E.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.)

          2.   SFAS No. 157:

               In September 2006, the FASB issued SFAS No. 157, Fair Value
               Measurements ("SFAS No. 157"). This statement provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related
               interpretations. The statement does not apply to accounting standard that require or permit measurement similar to fair value but are not intended to represent fair value. This pronouncement is effective for fiscal years beginning after November 15, 2007.
               The Company is currently evaluating the impact of adopting SFAS
               157.

          3.   Staff Accounting Bulletin No. 159:

               In February 2007, the FASB issued SFAS No. 159, The Fair Value
               Option for Financial Assets and Financial Liabilities. This
               statement provides companies with an option to report selected financial assets and liabilities at fair value. Generally
               accepted accounting principles have required different
               measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard's objective is to reduce both complexity in accounting for
               financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This
               Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159.

                                     F - 51

APPENDIX  I.

                                                                            %              %
                                                                        --------       --------
HOLDING ENTITY   HELD ENTITY                                         SHARE CAPITAL      CONTROL
--------------   -----------------------------------------------        --------       --------

The Company      ACS Motion Control 1998 Ltd (inactive company).          99.8%          99.8%

                 Netzer Precision Motion Sensors Ltd.
                 (formerly Netzer Motion Sensors Ltd.)                    11.5%          11.5%

                 Technology 80 Inc.
                 (d/b/a ACS Motion Control Inc.)                           100%           100%

                 ACS TECH 80 Europe B.V. (inactive company).               100%           100%

                                     F - 52