Form 20-F
period 2007-12-31
ACS - TECH 80 LTD
filed 2008-06-30
CIK 1038144

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2007

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________

                                       OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report: Not applicable

                          Commission file No. 001-14662

                            ACS - MOTION CONTROL LTD.
             (Exact name of Registrant as specified in its charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

    RAMAT GABRIEL INDUSTRIAL PARK, P.O.B. 5668, MIGDAL HA'EMEK 10500, ISRAEL
                    (Address of principal executive offices)

      Ze'ev Kirshenboim, Chairman of the Board and Chief Financial Officer
                            Telephone: 972-4-6546440
                       Email: Zeevki@acsmotioncontrol.com
                            Facsimile: 972-4-654-6443
     Ramat Gabriel Industrial Park, P.O.B 5668, Migdal Ha'Emek 10500, Israel (Name, Telephone, E-mail and/or Facsimile number and Address of Company
                                 Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of each class            Name of each exchange on which registered
ORDINARY SHARES, PAR VALUE NIS 0.01            NASDAQ CAPITAL(R) MARKET
             PER SHARE

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

      AS OF DECEMBER 31, 2007, THE REGISTRANT HAD 3,280,751 ORDINARY SHARES
                    OUTSTANDING (EXCLUDING TREASURY SHARES).

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


Large Accelerated filer [_]    Accelerated filer [_]   Non-accelerated filer [X]


Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [_]

International Financing Reporting Standards as issued by the International Accounting Standards Board [_]

Other [X]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17 [_]     Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               [_] Yes     [X] No

                                TABLE OF CONTENTS

                                                                            PAGE

           Forward Looking Statements                                          3

                                     PART I

Item 1.    Identity of Directors, Senior Management and Advisers               5
Item 2.    Offer Statistics and Expected Timetable                             5
Item 3.    Key Information                                                     5
             Selected Financial Data                                           5
             Risk Factors                                                      6
Item 4.    Information on the Company                                         13
Item 4A.   Unresolved Staff Comments                                          21
Item 5.    Operating and Financial Review and Prospects                       21
Item 6.    Directors, Senior Management and Employees                         32
Item 7.    Major Shareholders and Related Party Transaction                   42
Item 8.    Financial Information                                              43
Item 9.    The Offer and Listing                                              44
Item 10.   Additional Information                                             46
             Memorandum and Articles of Association                           46
             Exchange Controls                                                51
             United States Federal Income Tax Considerations                  51
             Israeli Taxation                                                 54
             Documents on Display                                             57
Item 11.   Quantitative and Qualitative Disclosures about Market Risk         57
Item 12.   Description of Securities Other than Equity Securities             58

                                     PART II

Item 13    Defaults, Dividends Arrearages and Delinquencies                   58
Item 14.   Material Modifications to the Rights of Security Holders
           and Use of Proceeds                                                58
Item 15T.  Controls and Procedures                                            58
Item 16    [Reserved]                                                         59
Item 16A   Audit Committee Financial Expert                                   59
Item 16B   Code of Ethics                                                     59
Item 16C   Principal Accountant's Fees and Services                           59
Item 16D.  Exemptions from Listing Standard for Audit Committees              60
Item 16E.  Purchases of Equity Securities by the Issuers and
           Affiliated Purchasers                                              60

                                    PART III

Item 17.   Financial Statements                                               60
Item 18.   Financial Statements                                               61
Item 19    Exhibits                                                           62

Financial Statements                                                         F-1

SIGNATURES

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

     For the reader's convenience, some financial information has been translated from New Israeli Shekels, or NIS, to U.S. dollars, using the representative exchange rate as published by the Bank of Israel as of December 31, 2007 (U.S. $1.00 = NIS 3.846). The U.S. Dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the NIS amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate.

                           FORWARD LOOKING STATEMENTS

     This report, and the other reports we have filed from time to time with the SEC, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates," and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements. In particular, these statements include, among other things, statements relating to:

     o    our business strategy;

     o    the development of our products;

     o    our business prospects; and

     o    our liquidity.

     Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from what is currently anticipated, including those associated with global economic downturns and the cyclical nature of specific market segments that we target, as well as changes in Israeli economic and political conditions, hostilities between Israel and the Palestinian Authority, Israel's relationships with neighboring Arab countries, the availability of labor, and other factors discussed under Item 3D.- Risk Factors. We make cautionary statements throughout this report, including under "Risk Factors." All statements other than statements of historical facts included in this report are forward-looking statements. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this report, the materials referred to in this report, the materials incorporated by reference into this report, and our press releases. However, such cautionary statements should not be deemed to be all risks and uncertainties to which we are or may in the future be subject. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Furthermore, we operate in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond our control. Further information regarding these and other risks is described from time to time in our filings with the Securities and Exchange Commission.

     We cannot guarantee our future results, levels of activity, performance, or achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements.

     We undertake no obligation to update any of the forward-looking statements after the date of this report.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

3A.  SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial information of ACS -Motion Control Ltd. You should read this table together with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements, including the related notes, contained elsewhere in this Annual Report. The selected consolidated financial data presented below as of and for each of the last five fiscal years ended December 31, 2007 have been derived from our audited consolidated financial statements for the relevant years.

                                                AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                             ------------------------------------------------
                                               2007       2006      2005      2004      2003
                                             -------    -------   -------   -------   -------
                                                                CONSOLIDATED
                                             U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
                                             ------------------------------------------------
STATEMENT OF OPERATIONS DATA:
 ISRAELI GAAP:
 Revenues                                      8,868     13,503    11,428    14,376     9,205
 Operating income (loss)                        (882)     1,443     1,022     2,534       871
 Net income (loss)                              (685)     1,537       974     2,253       822
 Net income (loss) per Ordinary Share:.
     Basic in U.S. dollars                     (0.21)      0.48      0.32      0.75      0.28
     Diluted in U.S. dollars                   (0.21)      0.48      0.32      0.70      0.26
 U.S. GAAP*:
 Net income (loss)                              (685)     1,388       558     2,253       822
 Net income (loss) per Ordinary Share
     Basic in U.S. dollars                     (0.21)      0.43      0.18      0.73      0.29
     Diluted in U.S. dollars                   (0.21)      0.43      0.18      0.69      0.29
 Weighted average number of shares used in
 computation of earnings (loss) per share:
     Basic                                     3,277      3,207     3,079     3,012     2,797
     Diluted                                   3,277      3,213     3,079     3,218     2,797
   BALANCE SHEET DATA:
 ISRAELI GAAP:
 Total assets                                 15,141     15,776    12,871    12,341    10,268
 Net assets                                   12,270     12,908    10,589     9,584     6,460
 Capital stock                                    10         10        10         9         9
 U.S. GAAP*:
 Total assets                                 15,159     15,789    13,224    12,852    10,680
 Net assets                                   11,559     12,343    10,173     9,584     6,460
 Capital stock                                    10         10        10         9         9

*For a discussion of the effect on net income of the application of U.S. GAAP, see Item 5A. - Operating Results.

EXCHANGE RATE DATA

     The following table sets forth information concerning the representative exchange rate of the NIS to the U.S. Dollar, as published by the Bank of Israel, for the years 2003 through 2007 and for each of the months in the six-month period ended May 31, 2007, expressed in U.S. dollars per NIS.

     The average rate for a year means the average of the exchange rates on the last day of each month during a year. The average rate for a month means the average of the daily exchange rates during that month.

                                                EXCHANGE RATES
                                   -----------------------------------------
                                    RATE AT    AVERAGE    HIGHEST    LOWEST
                                  PERIOD END    RATE       RATE       RATE
                                   --------   --------   --------   --------
FOR THE YEAR ENDED DECEMBER 31                    (USD PER NIS)
------------------------------     -----------------------------------------

2003                                  4.379      4.548      4.924      4.283
2004                                  4.308      4.482      4.634      4.308
2005                                  4.603      4.486      4.740      4.299
2006                                  4.225      4.456      4.725      4.176
2007                                  3.846      4.107      4.342      3.830
For the month ended:
December 31, 2007                     3.846      3.901      4.008      3.830
January 31, 2008                      3.625      3.755      3.861      3.625
February 29, 2008                     3.635      3.605      3.655      3.578
March 31, 2008                        3.553      3.517      3.635      3.377
April 30, 2008                        3.429      3.520      3.640      3.425
May 31, 2008                          3.233      3.375      3.461      3.233

     On June 25, 2008, the representative exchange rate of the NIS to the U.S. Dollar, as published by the Bank of Israel, was NIS 3.388 to $1.00.

3B.  CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

3C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

3D.  RISK FACTORS

RISK FACTORS RELATED TO THE COMPANY:

WE HAVE A LIMITED NUMBER CUSTOMERS THAT ARE RESPONSIBLE FOR A SUBSTANTIAL PORTION OF OUR REVENUES. THE LOSS OF ANY OF THESE CUSTOMERS OR A MATERIAL DECREASE IN THE QUANTITY OF SALES TO ANY OF THEM COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND REVENUES.

     For the years ended December 31, 2007, 2006 and 2005, three customers represented approximately 39%, 44% and 37%, respectively, of our sales. For the years ended December 31, 2006, and 2005 one customer accounted for 24% and 13%, respectively, of our sales. For the year 2007 sales to this customer accounted for only 6.4% of our sales, as the customer ceased the purchase of most of our products as of the fourth quarter of 2006. We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues. We do not have long-term purchase contracts with our customers and our sales arrangements with them do not have minimum purchase requirements.

     We cannot assure you that these customers will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. For example, in 2006 we lost a major customer, which resulted in a significant reduction in sales to this customer in 2007 (from approximately $3.3 million in 2006 to approximately $0.6 million in 2007). In addition, we cannot assure you that we will be able to attract new customers. The loss of our significant customers or a material decrease in the quantity of sales to any of them, or a material adverse change in the terms of such sales, or a material adverse change in the financial conditions of our principal customers could have a material adverse effect on our results of operations and revenues.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE WITH LARGER INTERNATIONAL COMPANIES; AS A SMALLER COMPANY WE MAY LACK THE OPERATIONS AND FINANCIAL, MARKETING, HUMAN, AND OTHER RESOURCES NEEDED TO MAINTAIN OR CAPTURE INCREASED MARKET SHARE; OUR REVENUES MAY DECREASE AS OUR COMPETITORS INTRODUCE EQUIVALENT PRODUCTS.

     The segment of the market in which we compete is characterized by a high degree of fragmentation. Companies concentrate their development and sales efforts on specific small market niches because many customers, especially original equipment manufacturers (OEMs), require high levels of support and technical expertise. Competition is primarily on the basis of cost, performance, capabilities, reliability, support, and safety. Many of our competitors are international companies with significantly larger operations and greater financial, marketing, human, and other resources than ours, which may give them competitive advantages, such as the ability to market their products in larger quantities and at lower prices than us. Our sales and our sale prices may decline significantly as our competitors introduce equivalent or superior products at lower prices than our own products. Our overall profitability depends on our ability to continuously introduce new advanced products at competitive prices. We may not be able to introduce new advanced products on a timely basis. In addition, many of our competitors are moving their manufacturing facilities to countries where the cost of production is significantly lower than in Israel and the United States, where we produce most of our products, thus decreasing their cost and thereby the sale price of their products.

OUR ABILITY TO STAY COMPETITIVE AND OUR SUCCESS DEPENDS LARGELY ON OUR ABILITY TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE ADDITIONAL MOTION CONTROL PRODUCTS IN A TIMELY MANNER.

     Our ability to stay competitive and future results of operations depend, to a significant degree, upon our ability to successfully develop additional products and achieve increased market penetration. We must develop, test and manufacture products and prove that our products are competitive from both a technological and cost perspective. Our products must meet industry standards in the geographical regions in which we operate. The development and commercialization process of our products is both time-consuming and costly and involves business risks. Our future products, if and when fully developed and tested, may not perform as we expect or compete successfully with products developed by our competitors. Further, there can be no assurance that the cost of our future development efforts will not materially increase due to technological or other advancements.

WE DEPEND ON KEY SUPPLIERS FOR THE SUPPLY OF ESSENTIAL COMPONENTS FOR OUR PRODUCTS. IF ANY OF OUR KEY SUPPLIERS WILL SUPPLY US COMPONENTS ON LESS FAVORABLE TERMS, OR WILL STOP SUPPLYING SUCH COMPONENTS TO US AT ALL, OUR PRODUCTION CAPABILITIES COULD BE MATERIALLY ADVERSELY AFFECTED.

     We depend on the supply of essential components in our motion control systems by suppliers who are the single source of supply of such items. Among such components are processors, servo processors, and other motion controller components. As we have no supply agreements with these companies, we cannot guarantee that such suppliers will continue to make such components, will continue to supply us with such components on favorable terms, or will supply such components to us at all, in the future. For example, we have received an end of life notice from certain suppliers of some of these single source components. Consequently, we have procured an inventory of these items that we anticipate will last at least until the year 2012. By that time we plan to introduce a next generation controller, which requires only standard off-the-shelf components, and which will eventually replace our current product line. The lack of guaranteed supply arrangements can result in delays in obtaining components from time to time. In any such event, our production capabilities could be materially adversely affected. Although we maintain an inventory of critical components used in the manufacturing and assembly of our products, there can be no assurance that such supplies will be sufficient. For further information see Item 4B. - Business Overview - Production and Sources of Supply.

WE MAY BE EXPOSED TO THE RISK OF FLUCTUATIONS IN CURRENCY EXCHANGE RATES.

     In 2007, we derived 100% of our revenues in U.S. Dollars or in Shekels linked to the U.S. Dollar. Conversely, in 2007, 34% of our expenses were denominated in New Israeli Shekels, or Shekels. Our Shekel-denominated liabilities consist principally of salaries and related personnel expenses. We anticipate that for the foreseeable future a material portion of our liabilities will continue to be denominated in Shekels. If the value of the U.S. Dollar in which our receivables are denominated devalues against the value of the Shekel in which our liabilities are denominated, there will be a negative impact on our operating margins, as well as on our net income. In 2007 the Dollar devalued by 9% against the Shekel. As a result of this and inflation in Israel, the Dollar cost of operations in Israel, as measured by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the U.S. Dollar, increased by approximately 12%. The same trend strongly continued in the beginning of 2008, and we cannot assure you that we will not continue to be materially adversely affected. We do not currently utilize, and have no plans to utilize in the future, currency hedging instruments, and we do not hold or issue derivative securities. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment. For more information, see Item 5A - Operating Results - "Impact of Currency Fluctuations and Inflation."

OWNERSHIP OF OUR ORDINARY SHARES IS CONCENTRATED WHICH MAY DELAY, IMPEDE OR DISCOURAGE A TRANSACTION BENEFICIAL TO OUR SHAREHOLDERS.

     As of June 15, 2008, Ze'ev Kirshenboim, our Chairman of the Board of the Directors and Chief Financial Officer, beneficially owned approximately 39.9% of our outstanding Ordinary Shares, of which 0.2% of our outstanding Ordinary Shares is beneficially owned by Mr. Kirshenboim's wife, and of which approximately 10.5% of our outstanding Ordinary Shares is beneficially owned jointly together with Mr. Jacob Engel. As of June 15, 2008, Jacob Engel, one of our directors and a brother-in-law to Mr. Kirshenboim, beneficially owned approximately 29.1% of our Ordinary Shares, of which approximately 10.5% of our outstanding Ordinary Shares is beneficially owned jointly with Mr. Kirshenboim. Together as of June 15, 2008, Mr. Kirshenboim and Mr. Engel beneficially own 58.5% of the outstanding Ordinary Shares. The concentration of our share ownership may:

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

     Our ability to compete effectively depends, and will depend, in large part, on our ability to maintain the proprietary nature of our products and technologies. We currently do not hold, have not filed for, and have no intention of filing for, patent protection in any country with respect to our proprietary technology. We depend on trade secret laws, copyright law, unfair competition law and upon the execution by our officers, directors, employees, consultants and subcontractors of confidentiality agreements relating to the proprietary nature of our technology to protect our intellectual property. These laws and confidentiality agreements do not, however, provide complete protection, and to the extent that they do not adequately protect our technology, others may independently develop our know-how and obtain our proprietary information or otherwise design around the confidentiality agreements entered with us. Accordingly, we cannot assure you that we will be successful in deterring others from developing or marketing, legally or otherwise, competitive products utilizing our proprietary designs and technologies, which could cause us to lose market share, limit our growth, reduce our profitability and increase our operating expenses.

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

     As of June 15, 2008 we have approximately 3.3 million Ordinary Shares outstanding. Approximately 26% of these shares are "restricted securities" available for resale, subject, however, to volume limitations under Rule 144. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares. In addition, we have experienced a low trading volume of our Ordinary Shares, and if one or a small number of parties buys or sells a large number of our Ordinary Shares, we may experience volatility in our share price and our share price may significantly decline. These factors could also make it more difficult for us to raise additional funds through future offerings of our Ordinary Shares or other securities.

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

     Trading in shares of companies listed on Nasdaq Capital Markets in general, and trading in shares of technology companies in particular, has been subject to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These factors may depress the market price of our Ordinary Shares, regardless of our actual operating performance.

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

RISKS FACTORS RELATED TO THE INDUSTRY:

ECONOMIC DOWNTURNS AND THE CYCLICAL NATURE OF SPECIFIC MARKET SEGMENTS THAT WE TARGET COULD RESULT IN A SIGNIFICANT DECREASE IN SALES.

     Our products are designed especially for segments within the industrial sector for systems such as advanced medical scanners, printing machinery, electronic manufacturing and inspection, LCD monitors, and semi-conductor manufacturing and inspection equipment. A slowdown in certain geographical regions such as Western Europe, the Far East and the United States, or in certain industries, such as the electronic and semiconductors industries, could have a material adverse effect on our operations and financial results. The manufacturing of motion control systems for the semiconductor and electronic industry is our most significant field of activity, amounting to approximately 47% of our revenues in 2007. The rest of our revenues are derived mainly from the medical scanning industry, the printing industry, and the general automation industry. The semiconductor and electronics industry is highly volatile and unpredictable, and we are subject to the industry's business cycles, the timing, length, and volatility of which are difficult to predict. For example, a significant slowdown in the flat panel display industry throughout 2007 and in the semiconductor equipment industry in the second half of 2007 resulted in a significant decrease in demand for our products in the semiconductor and electronic industry markets. Industry Analysts say that relatively flat bookings and billings in the beginning of 2008 for North American semiconductor equipment reflect a continued conservative mood in the industry.

     We must effectively manage our resources and production capacity to meet changing demand. During periods of decreasing demand for motion control products, we must be able to appropriately align our cost structure with prevailing market conditions and effectively manage our supply chain. During periods of increasing demand, we must have sufficient manufacturing capacity and inventory to meet customer demand and must be able to effectively manage our supply chain. If we are not able to timely and appropriately align our cost structure with business conditions and/or to effectively manage our resources and production capacity, including our supply chain, during changes in demand, our business, financial condition, or results of operations may be materially and adversely affected.

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

BECAUSE WE OPERATE IN INTERNATIONAL MARKETS, WE ARE SUBJECT TO ADDITIONAL RISKS.

     We currently sell our products in a number of countries. Our business is subject to risks, which often characterize international markets, including:

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

RISKS FACTORS RELATED TO OUR LOCATION:

WE RECEIVE TAX BENEFITS FROM THE STATE OF ISRAEL THAT MAY BE REDUCED OR ELIMINATED IN THE FUTURE.

     We benefit from certain Israeli Government tax legislation, particularly regarding our production facilities in Israel. The loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations. See Item 5A. - Operating Results - "Effective Corporate Tax Rate"

THE GOVERNMENT GRANTS WE HAVE RECEIVED FOR RESEARCH AND DEVELOPMENT EXPENDITURES LIMIT OUR ABILITY TO MANUFACTURE PRODUCTS AND TRANSFER TECHNOLOGIES OUTSIDE OF ISRAEL AND REQUIRE US TO SATISFY SPECIFIED CONDITIONS. IF WE FAIL TO SATISFY THESE CONDITIONS, WE MAY BE REQUIRED TO REFUND GRANTS PREVIOUSLY RECEIVED TOGETHER WITH INTEREST AND PENALTIES.

     From 1988 to 2007, we received grants totaling approximately $4.61 million from the government of Israel through the Office of the Chief Scientist (OCS) of the Ministry of Industry, Commerce and Employment for the financing of a portion of our research and development expenditures. The terms of the OCS grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the OCS supported products outside of Israel, we would be required to pay an increased total amount of royalties to the OCS, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangement for those products or technologies. In addition, we are prohibited from transferring to third parties in Israel the technology developed with these grants without the prior approval of a governmental committee.

     If we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received together with interest and penalties. In recent years, the government of Israel has accelerated the rate of repayment of OCS grants from 3% to 3.5% and may further accelerate them in the future.

THE OFFICE OF THE CHIEF SCIENTIST HAS REQUESTED THAT WE MAKE AN ADDITIONAL PAYMENT OF ROYALTIES IN THE AMOUNT OF APPROXIMATELY U.S. $850,000. IF WE WILL HAVE TO MAKE SUCH PAYMENT, IT WOULD HAVE AN ADVERSE AFFECT ON OUR PROFITABILITY.

     The OCS claims that the royalties we owe with respect to past OCS funding of part of our research and development activities should be computed on sales of all of our products, and not only on sales of products that we claim were developed with the OCS support. Accordingly, the OCS has asked for additional royalties in the amount of approximately U.S. $850,000. We believe, based on the opinion of our legal advisors, that we do not owe any additional royalties to the OCS. We believe that our computations are correct and discussions are being held with the OCS in order to settle the matter. We have not recorded a provision with respect to the above amount in our financial statements.

PROVISIONS OF ISRAELI LAW COULD DELAY, PREVENT, OR MAKE DIFFICULT A CHANGE OF CONTROL, AND THEREFORE DEPRESS THE PRICE OF OUR SHARES.

     Provisions of Israeli law may delay, prevent, or make an acquisition of all or a significant portion of our shares or assets undesirable. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders, and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. See Item 10B. - Memorandum and Articles of Association - "Approval of Certain Transactions" and "-Change of Control". Furthermore, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such a stock-for-stock swap.

SERVICE OF PROCESS ON AND ENFORCEMENT OF JUDGMENTS AGAINST OUR OFFICERS AND DIRECTORS MAY BE IMPOSSIBLE.

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

     Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. Even if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a matter of fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. In addition, there is little binding case law in Israel addressing the matters described above.

WE MAY BE DIRECTLY AFFECTED BY LESS THAN STABLE POLITICAL AND MILITARY CONDITIONS IN ISRAEL. ANY HOSTILITIES INVOLVING ISRAEL OR THREATENING ISRAEL, OR THE INTERRUPTION OR CURTAILMENT OF TRADE BETWEEN ISRAEL AND ITS PRESENT TRADING PARTNERS, COULD ADVERSELY AFFECT OUR OPERATIONS.

     We are incorporated under the laws of and our principal executive offices and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Israeli economy has suffered in the past and may suffer in the future from instability, which may adversely affect our financial condition and results of operations.

     Following the recession and the instability that characterized the Israeli economy during the years 2001 and 2003, the Israeli economy showed signs of improvement during 2004, 2005, 2006 and 2007. The Israeli economy has also been subject to significant changes, as a result of implementation of new economic policies and privatization. If the results of these changes are unsuccessful or the economic deterioration in Israel continues, it may also adversely affect our financial conditions, the results of operations and our ability to obtain financing from Israeli banks.

     In addition, since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Since October 2000, terrorist violence in Israel has increased significantly, primarily in the West Bank and Gaza Strip, and Israel has experienced terrorist incidents within its borders. Recently, there has been a further escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. In addition, in July 2006, there have been extensive hostilities along Israel's northern border with Lebanon and to a lesser extent in the Gaza Strip. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel's border with the Gaza Strip have increased. Ongoing and revived hostilities or other Israeli political or economic factors could harm our operations and product development and cause our sales to decrease. Furthermore, several countries, principally those in the Middle East, still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit seriously our ability to sell our products in these countries.

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

ITEM 4. INFORMATION ON THE COMPANY

4A.  HISTORY AND DEVELOPMENT OF THE COMPANY

     ACS Motion Control Ltd was incorporated under the laws of the State of Israel on June 9, 1985. Our executive offices are located at Ramat Gabriel Industrial Park, P.O.B 5668, Migdal Ha'Emek 10500, Israel, and our telephone number is 972-4-6546440. In March 2006 we changed our name from ACS Tech80 Ltd. to our current name.

     Our wholly-owned subsidiary, Technology 80, Inc. (doing business under the name ACS Motion Control, Inc.) (Tech80) was formed under the laws of the State of Minnesota in 1980 and is located in Plymouth, Minnesota. We acquired Tech80 in 1999. Tech80 manufactures motion control products that are complementary to our products, consisting mainly of motion controller cards that plug into standard computers, and, in addition, markets our products in North America.

     We are not a capital-intensive company in terms of fixed assets, but rather invest in research and development, and marketing. We expect the amount of capital expenditures during 2008 to be higher than in 2007, and to be funded from our cash flows from operations. During 2007, 2006, and 2005 our capital expenditures totaled U.S. $303,000, U.S. $183,000, and U.S. $116,000, respectively. We currently plan to increase capital expenditures in 2008, mainly in Israel, where our primary production facilities are located, by approximately U.S. $200,000 to an approximate total of U.S. $500,000, mainly to renovate and build additional lab and office space, as well as to continue to acquire advanced automated test equipment. The capital expenditures will be financed from internal resources.

     In 1998, we invested in Netzer Precision Motion Sensors Ltd. (Netzer), an Israeli start-up company focusing on development and production of motion sensors based on a proprietary technology. As of December 31, 2007, we owned 11.5% of the capital stock of Netzer. In January 2006 Netzer signed an agreement with Sick AG (Sick), a German company, and with Sick Sensors Ltd., Sick's wholly-owned Israeli subsidiary, whereby Sick Sensors Ltd. purchased all of Netzer's intellectual property, including patents, production files, development projects database, and its general database. In the agreement, Netzer reserved the right to continue to market and develop its non-industrial automation products for military, aerospace, avionics, marine, transportation, and other specific applications. Netzer continues to operate in the non-industrial automation market.

     The consideration for the assets sold was as follows:

     - Three million Euros upon closing, which took place in January 2006;

     - Three million Euros following completion, in accordance with a timetable of R&D milestones, by Sick Sensors of three projects (one million Euros for each milestone achieved); and

     - 20 Euros royalty payment per each sensor head sold by Sick until 2012.

     As of March 2008, all three milestones were achieved, and a total of 5.8 million Euros were paid to Netzer by Sick. Achievement of the last milestone was delayed according to the timetable of R&D milestones, not being achieved until 2008. As a result, Netzer received the amount of 800,000 Euros in respect thereof instead of one million Euros. The receipt of an additional 200,000 Euros is doubtful as a result of the delay in the last milestone.

     The total consideration received by Netzer was distributed to its shareholders pro rata. In May 2008, we, together with another shareholder, RRM Ltd., granted Netzer a loan in the amount of U.S. $550,000, convertible together with accrued interest upon its maturity into ordinary shares of Netzer, at a price per share calculated based on a pre-money valuation of one million U,S. Dollars based on the fully diluted share capital of the Netzer as of the maturity date. We granted a loan of U.S. $121,000 and RRM Ltd. granted a loan $429,000. The loan matures in May 2010 and bears interest at the rate of 10% per annum.

     We reviewed the fair value of the investment in Nezter, and determined that an impairment in the amount of $169 is required, after taking into consideration the decrease in the investment due to dividends received

4B.  BUSINESS OVERVIEW

OVERVIEW

     We develop, manufacture, and sell motion control products. Motion control products are products that are integrated into other equipment and machinery such as medical scanners, imaging systems, semiconductor manufacturing equipment, electronic testing and inspection stations, and printing machinery. The purpose of motion control products is to provide automated systems with the ability to move accurately, quickly, and in accordance with the needs of a specific application. For example, our products control the movement of a patient table within and through a medical scanner and the movement of a semiconductor wafer under an optical inspection microscope.

     A basic motion control system consists of three parts: (i) a servo motor which converts electrical energy into mechanical energy providing force and speed; (ii) a drive (sometimes called driver or amplifier) that provides the motor with the needed electrical energy voltage and current; and (iii) a controller which provides the driver with the desired current and voltage commands to ensure that the motor moves at the proper speed and force. The controller also receives feedback from sensors that measure the actual speed, force, and current of the motor, and issues correction commands to ensure proper operation. Actual systems may include many motors and require multi-axis controllers and drives.

     The multi-axis motion controllers and control modules (motion controllers with integrated drives) that we develop, produce, and market provide accurate, fast, and reliable motion control for automated equipment. We offer both standard products and customized products tailored directly to the customer's needs. Our products are integrated into many high-end OEM applications, including semiconductor manufacturing, electronic assembly and testing, medical imaging, packaging, and advanced digital printing.

     Our customer base includes (i) leading international OEMs, such as Philips Medical Systems and GE Medical Systems, both of which produce medical scanners, Applied Materials Ltd., a subsidiary of Applied Materials, Inc. and a leading producer of automatic optical inspection systems for the semiconductor industry, Orbotech Ltd., a producer of optical inspection systems for the printed circuit industry and for flat panel displays, and Anorad Corporation, a Rockwell Automation subsidiary and producer of turnkey high-performance positioning systems used by many OEMs that produce manufacturing and inspection systems for the semiconductor and electronics industry; and (ii) a network of distributors in Europe, Israel, North America and Asia which sell our products to their local customers and provide the customer with training, installation, and service.

     Our products are software intensive, user-programmable, and store motion sequences and comprehensive application programs.

     Since our establishment, we have been conducting extensive research and development with respect to our motion control products. As a result of such efforts, we have developed an advanced proprietary technology combining diverse and complementary disciplines, including control theory, software, digital, analog, and power electronics.

     The prices of our products range from $500 to $12,000 per product, and we believe our products provide a high performance/cost ratio.

     Tech80 markets our products in North America. We established a liaison office in South Korea in 2006 that provides technical support for our products in Southeast Asia.

INDUSTRY OVERVIEW

     The international market for industrial motion control systems consists of various sectors of industry and technology, including medical, automotive, science, engineering, production automation, and computer and electronic manufacturing. Our products are designed especially for industrial sectors requiring such systems as advanced medical scanners, printing machinery, electronic manufacturing and inspection, LCD monitors, and semiconductor manufacturing and inspection equipment. According to our research, the potential of this targeted segment of the market for our current products is estimated to be between $600 million and $700 million per year.

     A significant slowdown in the flat panel display industry throughout 2007 and in the semiconductor equipment industry in the second half of 2007 resulted in a significant decrease in demand for our products in the semiconductor and the electronic industry markets, which in 2007 comprised approximately 47% of our revenues. In addition, the loss of a major customer (Assembleon) in 2006 resulted in a significant reduction in sales to this customer in 2007 (from approximately $3.3 million in 2006 to approximately $0.6 million in 2007).

BUSINESS STRATEGY

     Our goal is to grow, and capture a larger share of our target segment of the motion control market. In order to attain this goal, we use a significant portion of our resources to implement the following strategies:

     o MAINTAIN AND ENHANCE OUR TECHNOLOGICAL EDGE THROUGH RESEARCH AND DEVELOPMENT EFFORTS. We develop and produce advanced electronic and software-intensive products for applications in segments of the motion control marketplace. In order to meet the ever-changing requirements of customers and to maintain our competitiveness, our existing products are subjected to a program of continual critical refinement and new, improved, and more advanced products are developed. We perceive the development of new products as a continuum, with the end of development for one product marking the beginning of the development process for a successor product. Therefore, we intend to continue expending substantial resources on research and development.

     o ENHANCE OUR PRESENCE IN THE NORTH AMERICAN, EUROPEAN, AND ASIAN MARKETS. We intend to continue to increase our marketing efforts to address large OEMs in the fields of medical equipment, semiconductor manufacturing equipment, flat panel display, inspection and manufacturing equipment, electronic testing and inspection systems, and production of automation systems in North America (through our U.S. subsidiary Tech80) and in Europe and Asia (through our liaison office in South Korea).

     o INCREASE THE NUMBER OF DISTRIBUTORS. We perceive our distribution network as a key component of our sales efforts. In 2007 we have signed agreements with 12 new distributors in North America, Europe, India, China and Korea, bringing the total number of distributors in our network to 26.

     o ACHIEVE BRAND NAME RECOGNITION. To gain more brand recognition, we advertise, including by contributing to articles and by issuing news releases that appear in trade magazines. We conduct seminars and training sessions for end customers, OEMs, and distributors in Israel, the U.S., Europe, and the Far East. We participate in major industry trade shows around the globe. We launched a new website in 2007 that presents and introduces our products, and includes advanced simulation tools for to demonstrate various modes of operation for motion control equipment.

THE COMPANY'S PRODUCTS

     We offer several types of motion control products. All products are designed to include advanced features that are aimed at the specific markets that we serve, such as support for high resolution encoders, advanced control algorithms, fast communication to the host, multi-axis synchronization, multi-tasking programming environment, and a set of software development and support tools.

     Our products consist of the following:

     o    THE MC4U SERIES OF HIGH PERFORMANCE CONTROLLERS

     The MC4U Series was introduced in December 2007. The MC4U control module includes a plugged-in controller, up to eight built-in drivers, and power supplies in one box. The MC4U has a modular design with plugged-in cards to allow a mix of different drivers with different supplies. It supports Ethernet and serial communication. This series is designed with motion control features and powerful software support tools to enable the user to implement complex and demanding applications in a short period and with little engineering effort. This is a unique solution and we believe it to be one of the best families of motion controller modules in the market. It is based on the latest technology that we have developed during the last two years.

     o    THE SPIIPLUS SERIES OF HIGH PERFORMANCE CONTROLLERS

     The SPiiPlus Series was originally introduced in 2000. In the years thereafter, we introduced new products in that series, including the SPiiPlus-PCI four and eight axis motion controllers, the SPiiPlus-CM two and three axis control module, and the SPiiPlus SA four and eight axis stand alone motion controller. The SPiiPlus-PCI is a PC plug-in card. It supports fast PCI communication, Ethernet and serial communication. The SPiiPlus-CM control module includes the controller, the drivers, and the power supply in one compact box and supports Ethernet and serial communication.

     The SPiiPlus SA is a stand-alone controller. It supports Ethernet and serial communication. This series is designed with motion control features and powerful software support tools to enable the user to implement complex and demanding applications in a short period and with little engineering effort. This is our flagship series, and we believe it to be one of the best families of motion controllers in the market. It is based on the latest technology that we have developed during the last five years.

     o    LINE OF SB SERIES OF CONTROLLERS AND CONTROL MODULES

     This line includes the SB214PC two and four axis PC plug-in controller, the SB214SA stand-alone two and four axis controller with serial communication, the SB1381 and SB1391 single axis control modules that include the controller, the driver, and a power supply, and supports serial communication. This line is based on the technology that we developed prior to 2000.

     o    LINE OF LIBRARY PROGRAMMABLE MOTION CONTROLLERS

     This line includes the 5000 PC plug-in 1-3 axis stepper controller, the 565X PC plug-in 2-4 axis servo controller, and the 595X PC104 2-4 axis universal controller.

     o    CUSTOMIZED PRODUCTS

     We also specially design products for certain large OEM customers. Such products include sixteen axis control modules for miniature motors, dynamic auto-focus control system, and drivers for electronic assembly robots.

TECHNOLOGY

     THE SERVO PROCESSOR

     Our control modules and controllers are based on our proprietary, cost-effective technology, which we have designated the "servo processor". The servo processor has been designed entirely by us in order to provide what we believe are superior solutions to the growing need for machinery and industrial automation. The first generation of servo processors incorporates a processor core that we have fully designed and optimized for real time motion control algorithms, combined with all the peripheral components that are needed to implement a complete, high performance, all-digital control system. During the years 1998 and 1999 we developed the second generation of the "servo processor", named SPii, that further enhanced the performance and features of the first generation unit. Servo processor technology provides each motion control system with the following features:

     o    High performance/cost ratio;

     o    Accurate position, velocity and current control capabilities;

     o Universal digital drive implementation that fits most motors by modifying software parameters;

     o Abilities and advanced features that are specifically tailored for the control of linear motors, which are used in many sub-micron accuracy systems;

     o Programming capabilities that enable the implementation of complete applications without an additional host computer;

     o The ability to work with many types of feedback devices, including encoders, resolvers, and ultra-high resolution laser interferometers that are used in connection with sub-micron semiconductor manufacturing and test equipment;

     o Coordination of many axes as required by robots and other multi-axis systems;

     o    Accurate synchronization of movement, time, and events; and

     o Advanced features, including real time position event generator, smoothness measurement, and system identification.

COMPETITION

     In the markets that we target most of our competitors are private companies with estimated annual sales of between $5 million and $40 million. Galil Motion Control, Delta-Tau Data Systems, and Motion Engineering, Inc. (part of Danaher Corporation) are some of these competitors. Competition is primarily on the basis of cost, performance, capabilities, reliability, support, and safety. Some of our competitors are companies with greater financial, marketing, and human resources than ours, which may give them competitive advantages, such as the ability to market their products in larger quantities and at lower prices than us. Our sales and our sale prices may decline significantly as our competitors introduce equivalent or superior products. Our overall profitability depends on our ability to continuously introduce new products incorporating advanced features at competitive prices. In addition, many of our competitors are moving their manufacturing facilities to countries where the cost of production is significantly lower than in Israel and the United States, where we produce most of our products, thus decreasing their cost and thereby the sale price of their products. In addition, we may be adversely affected by our Israeli location, as prospective customers concerned about the unstable political situation in our region may prefer to work with our competitors.

SOFTWARE SUPPORT TOOLS

     The software environment, development, and debugging tools for the servo processor are built into the product itself. In addition, we offer our customers proprietary Microsoft(R) Windows(R)-based software which may downloaded from our website, such as a diagnostics and tuning tool, an application debugging tool, a communication tool, and a full simulator that simplifies the time and effort required by the user to develop appropriate software. With such software tools, knowledgeable users are able to adapt and optimize the motion control system according to the needs of their particular application.

MARKETING AND SALES

     We market our products through the following channels: (i) direct sales to leading OEMs; (ii) a network of distributors around the globe which act as value added resellers by offering customers a variety of motion control products and services; and (iii) a network of representatives and distributors in the U.S.

     Our marketing and sales efforts have been directed mainly toward the medical scanners, semiconductor manufacturing and inspection, flat panel display manufacturing and inspection, electronic manufacturing and inspection, digital printing, and special production automation markets.

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

     Set forth below is the approximate breakdown of our sales to OEMs and distributors for the years ended December 31, 2007, 2006, and 2005.

CUSTOMER TYPE                           YEAR ENDED DECEMBER 31,
-------------   ----------------------------------------------------------------------
                        2007                     2006                     2005
                --------------------     --------------------     --------------------
              U.S. Dollars    % of     U.S. Dollars   % of     U.S. Dollars     % of
                   in         Total         in        Total          in         Total
               thousands      Sales      thousands    Sales      thousands      Sales
                --------    --------     --------    --------     --------    --------
OEMs               5,782          65%       9,818          73%       8,291          73%
Distributors       3,086          35%       3,685          27%       3,137          27%
                --------    --------     --------    --------     --------    --------
    Total          8,868         100%      13,503         100%      11,428         100%

     In 2007, 2006, and 2005, our sales to OEMs consisted of approximately 39%, 33%, and 28%, respectively, to the semi-conductors industry, 8%, 28%, and 17%, respectively, to the electronics industry, 30%, 23%, and 35%, respectively, to the medical scanning industry, 11%, 10% and 11%, respectively, to the printing industry, 5%, 3%, and 4%, respectively, to the general automation industry, and 6%, 3%, and 6%, respectively, to others.

     Set forth below is the approximate breakdown of our sales in the different geographic regions in which we operate for the years ended December 31, 2007, 2006, and 2005.

GEOGRAPHIC
REGION                                   YEAR ENDED DECEMBER 31,
-------------    ----------------------------------------------------------------------
                         2007                     2006                     2005
                 --------------------     --------------------     --------------------
               U.S. Dollars    % of     U.S. Dollars   % of     U.S. Dollars     % of
                    in         Total         in        Total          in         Total
                thousands      Sales      thousands    Sales      thousands      Sales
                 --------    --------     --------    --------     --------    --------
Israel              3,282          37%       4,276          32%       3,747          33%
Europe              2,004          23%       4,961          37%       3,246          28%
Asia                  570           6%         552           4%         485           4%
North America       3,012          34%       3,714          27%       3,947          35%
Other                   -           -            -           -            3           -
                 --------    --------     --------    --------     --------    --------
    Total           8,868         100%      13,503         100%      11,428         100%

SEASONALITY

     We have not identified a clear seasonal pattern to our business.

RESEARCH AND DEVELOPMENT

     We believe that our future success will depend upon our ability to enhance our existing products and develop and introduce new products that address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distributors, and major resellers, who provide significant feedback for product development and innovation. Our research and development efforts have resulted in the evolution of our product lines, all of which have been internally designed and programmed. Our efforts have emphasized the development of advanced technology and new products and the enhancement and refinement of existing products in response to rapidly changing customer specifications and industry needs.

     Our research and development department consists of highly skilled personnel. As of December 31, 2007, approximately 43% of our total workforce, or 27 employees, was engaged in research and development.

     Our expenditures for research and development for 2007, 2006, and 2005 were as follows:

                                   YEAR ENDED DECEMBER 31,
                             ----------------------------------
                               2007         2006         2005
                             --------     --------     --------
                                  U.S. Dollars in thousands
                             ----------------------------------

Gross R&D Expenses              2,303        2,065        1,629
Grants and Participations        (438)        (340)         (17)
                             --------     --------     --------
Net R&D Expenses                1,865        1,725        1,612

     Our research and development activity is supported by grants provided by the Israeli government through the OCS. The terms of OCS grants prohibit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals. Even if we receive approval to manufacture the OCS supported products outside of Israel, we would be required to pay an increased total amount of royalties to the OCS, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is manufactured outside of Israel. Pursuant to the Israeli Law for Encouragement of Industrial Research and Development, we may be permitted, under certain conditions, including the payment of a redemption price and the approval of OCS, to transfer such technology outside of Israel. Separate Israeli government consent is required to transfer to third parties technologies developed through projects in which the Israeli government participates. Such restrictions do not apply to exports from Israel of products developed with such technologies.

     We anticipate that, as long as such governmental research and development grants are available, we may seek to utilize such grants from time to time. There is no guarantee that we shall continue to receive OCS funding in the future. We are required to pay to the Israeli government royalties on proceeds from the sale of products funded by such government grants. Under the terms of our funding from the OCS, royalties of 4% were payable from January 1, 1997 to December 31, 1999, and 5% are payable thereafter. However, temporary regulations were adopted that modified the forgoing provisions, and royalties of only 3% were required to be paid from January 1, 1997 to December 31, 1999, and royalties of 3.5% were required to be paid in the years 2000 through 2007. Royalty payments discontinue when 100% of a grant has been repaid. The royalties are linked to the U.S. Dollar, and for grants received after January 1, 1999 also bear interest at the rate of the LIBOR.

PRODUCTION AND SOURCES OF SUPPLY

     We manufacture our products at our plant located in Migdal Ha'Emek, Israel. Legacy products that were developed by Tech80 prior to its acquisition in 1999 are manufactured at Tech80's plant in Plymouth, Minnesota. Both plants use subcontractors to assemble electronic boards and for the manufacturing of mechanical and electrical components.

     Most electronic components used in the manufacturing of our products are imported to Israel from the United States, Europe, and the Far East. Our production capacity is sufficient for our level of sales and permits us, in most cases, to ship products within three months of receipt of customer orders (if requested by the customer).

     Most of the components required for our products are available from a number of sources throughout the world at competitive prices. In regard to most of the components, we do not anticipate the loss of any current source of supply to have a material adverse effect on us. Notwithstanding the foregoing, we depend on the supply of certain key components in our motion control systems by suppliers who are the single source of supply for such items. Among such components are processors manufactured by Intel and the customized components manufactured by LSI Logic. We have received from Intel and LSI Logic an end of life notice on some of these components and consequently we have procured an inventory of these items that we anticipate will last at least until the year 2012, which is classified as long-term inventory in the balance sheet. By that time we plan to introduce a next generation controller, which requires only standard off-the-shelf components, and which will eventually replace our current product line. In addition, Tech80 depends on the supply of motion controller components manufactured by Performance Motion Devices and by National Semiconductor. The prices of the raw materials used in our production process are generally not volatile, although they may increase with increased worldwide demand.

     We have no written supply agreements with most of these companies, and there can be no guaranty that such suppliers will continue to make such components, will continue to supply us with such components on favorable terms, or will continue to supply us with such components at all, in the future. In such an event, our production capabilities could be materially adversely affected. To date, none of these events has occurred.

     Our products meet the safety and electromagnetic compatibility requirements of the European Community market and are "CE marked" for European sales. Some of our products also satisfy the safety requirements of the Underwriters' Laboratory ("UL") and are UL listed. Our quality system in Israel only is ISO 9001 certified.

MANAGEMENT INFORMATION SYSTEMS

     We use one Enterprise Resource Planning system for both the Israel and Minneapolis plants. The system allows us to continuously improve efficiency and profitability through increased productivity, asset management, inventory handling, and production planning.

INTELLECTUAL PROPERTY

     We currently hold no patents in any country and have no intention of filing for patent protection in any country with respect to our technology. See Item 3D. Risk Factors - "Our technology and designs are not protected by patents." We depend on trade secret laws, copyright law, unfair competition law, and upon the execution by our officers, directors, employees, consultants, and subcontractors of confidentiality agreements relating to the proprietary nature of our technology to protect our intellectual property.

4C.  ORGANIZATIONAL STRUCTURE

     ACS Motion Control Ltd. Is organized under the laws of the State of Israel and, as of December 31, 2007, held directly the percentage indicated of the outstanding capital stock of the following subsidiaries:

     NAME OF SUBSIDIARY        COUNTRY OF INCORPORATION   PERCENTAGE OWNERSHIP
     ------------------        ------------------------   --------------------

     Technology 80 Inc.
     Doing business as:              United States                100
   ACS Motion Control Inc.
   ACS-Tech80 Europe B.V*           The Netherlands               100
ACS Motion Control 1998 Ltd.*           Israel                    99.8
     * Inactive company

4D.  PROPERTY, PLANTS AND EQUIPMENT

     Our principal administrative and research and development activities occupy a 1,487 square meter (16,000 square feet) facility in Migdal Ha'Emek, Israel. We lease this facility pursuant to a lease agreement which expired in January 2007 and was extended for an additional three years. The updated lease agreement contains two two-year renewal options. We estimate that the current size of our facilities in Israel allows for a certain degree of growth and is adequate for our needs for the next 12 months.

     Tech80 has an office and production facility in Plymouth, Minnesota. We lease this 5,460 square foot facility under a lease that expires December 2008. Tech80 manufactures motion control products that are complementary to our products manufactured in Israel, and markets our products in North America. We estimate that the present facilities can support an increase in our production activity in the U.S. to answer demand in the region.

     The majority of our fixed assets, both in Israel and Minnesota, consist of machinery, computers, and other advanced equipment used for the production, assembly, testing, and quality control of our products.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.  OPERATING RESULTS

     The following discussion and analysis is based on and should be read in conjunction with the Company's consolidated financial statements, including the related notes, contained in Item 18 - Financial Statements.

OVERVIEW

     ACS Motion Control Ltd. is an Israeli corporation, engaged in the development, production, and marketing of universal, fully-digital motion control products, combining software and advanced electronics.

     The markets which we serve include semiconductors, electronic assembly, testing and inspection, flat panel display manufacturing and inspection, medical, digital printing, and production automation. Demand for our products can change significantly from period to period as a result of numerous factors, including, but not limited to, changes in: (1) global economic conditions; (2) market conditions of the industrial automation market; (3) advanced technology and/or capacity requirements of the manufacturers served by us; (4) local economic and political conditions; and (5) relative competitiveness of our products. For these and other reasons, our results of operations for the year ended December 31, 2007 may not necessarily be indicative of future operating results.

     Our revenue and net income declined substantially in 2007 compared to 2006 for a number of reasons. First, the loss of a major customer in 2006 resulted in a significant reduction in sales to this customer in 2007 (from approximately $3.3 million in 2006 to approximately $0.6 million in 2007). The loss of this customer impacted our sales revenues overall. For the years ended December 31, 2006 and 2005, Assembleon accounted for 24%, and 13% of our sales, respectively. However, for the year ended December 31, 2007, it accounted for only 6.4% of our sales.

     In addition, the industrial motion control market has historically been affected by general economic downturns in the industries which we serve, including electronics and semiconductors. A significant slowdown in the flat panel display industry throughout 2007 and in the semiconductor equipment industry in the second half of 2007 resulted in a significant decrease in demand for our products in the semiconductor and the electronic industry markets, which in 2007 comprised approximately 47% of our revenues. While we expect these markets to continue to account for a significant portion of our revenues in the future, industry analysts say that relatively flat bookings and billings in the beginning of 2008 for North American semiconductor equipment reflect a continued conservative mood in the industry. A number of semiconductor-related construction projects have been put on-hold or delayed until 2009, and the current 2008 semiconductor equipment data reflect this trend. We are not presently able to anticipate how such matters will affect our results in 2008 and no assurances as to future developments with regard to such matters can be given. See Item 5D. - Trend Information.

     Finally, the weakness in the United States dollar vis-a-vis the Shekel adversely impacted net income in 2007. If the Shekel-Dollar exchange rate remains at current levels, it is expected to result in a similar adverse impact on net income in the 2008.

     Despite revenue and net income being down, in 2007 we continued to expand our customer base by increasing our sales and marketing activities in the Asia and Europe, and by strengthening our long-term relationships with distributors in South Korea, Germany, and Switzerland. In 2006 we established a liaison office in South Korea. We participated in major industry trade-shows around the globe. In 2007 we launched a new website which presents and introduces our products, and includes advanced simulation tools for demonstrating various modes of operation for motion control equipment.

     Because we believe that our consistent and selective investments in research and development have enabled us to maintain our position in the industries that we serve, we expect to increase our research and development expenses in 2008 relative to 2007. Our research and development allows us to introduce new and innovative products at lower cost to answer our customers' needs. In spite of uncertain market conditions, we will continue to focus our efforts on enhancing and reducing the cost of existing products, as well as the introduction of new products. In addition, we plan to increase our marketing efforts in 2008, specifically targeting the North American, European, and certain Asian markets.

     We continue to rely on small number of customers for a significant portion of our sales revenues. For the years ended December 31, 2007, 2006, and 2005, our three largest customers represented approximately 46.5%, 38%, and 37%, respectively, of our sales.

     In 2005 the Company decided to contribute each year 1% of its pre-tax income to various social projects in Israel.

     In July 2006, the Israel Accounting Standards Board issued Accounting Standard No. 29, "Adoption of International Reporting Standards (IFRS)". The new accounting standard is applicable to financial statements of companies that are subject to Israel Securities Law - 1968, and are required to report according to its provisions, for periods commencing on January 1, 2008. We are an Israeli public company, and, therefore, we are subject to the Israel Securities Law - 1968. However, based on the opinion of our legal advisors, we are not required to report according to the provisions of Israeli Securities Law - 1968, as our shares are not traded in a stock exchange in Israel. Therefore the new accounting standard is not applicable to us, and we will continue to report according to Israel GAAP, while providing a reconciliation note to U.S. GAAP in the financial statements.

     CRITICAL ACCOUNTING ESTIMATES

     The methods, estimates, and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include the valuation of investments, which will impact net gains (losses) if we record an impairment; the valuation of marketable debt securities, which will impact our financial income (expenses) if we record an impairment; valuation of inventory, which impacts gross margins; recognition and measurement of current and deferred income tax assets and liabilities, which impacts our tax provision; the allowance for doubtful accounts, which impacts our general and administrative expenses; revenue recognition and the provision for warranty, which impact our revenues and gross margin. Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other policies that we consider key accounting policies; however, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective. We prepare our financial statements in accordance with Israeli GAAP. Differences between Israeli GAAP and U.S. GAAP as they relate to our financial statements are described in Note 17 to our financial statements.

     INVESTMENT IN OTHER COMPANY. As of December 31, 2007, we owned 11.5% of the capital stock of Netzer Motion Sensors Ltd. For the history of this investment, see Item 4A. - History and Development of the Company. Our investment in these non-marketable shares is presented at cost. We evaluate our investment for evidence of other than temporary declines in value. When relevant factors indicate a decline in value that is other than temporary, we record a provision for the decline in value. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. Accordingly, we evaluate financial information in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults, and subsequent rounds of financings at an amount below the cost basis of the investment. This list is not all inclusive and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. In January 2006, the industrial operations segment of Netzer's operations was sold, while Netzer retained its non-industrial operations segment. In 2007 and 2006 respectively, after taking into consideration the decrease in the investment due to dividend received, we recorded U.S $169,000 and U.S. $9,000 impairments for our investment in the non-industrial segment that Netzer retained.

     MARKETABLE DEBT SECURITIES. Marketable debt securities consist of debt securities in which we have invested with the intention of holding until the maturity dates of the securities. If it is determined, based on valuations, that a decline in the fair value of any of the investments is other than temporary, an impairment loss is recorded and included in the consolidated statements of income as financial expenses.

     INVENTORIES. Inventories are stated at the lower of cost or market value. Cost is determined on the basis of "first-in, first-out" for raw materials and packaging materials, and on the basis of actual production cost for work in process and finished goods. The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable value.

     We periodically review the valuation of inventory and make an assessment of its realizable value. The factors that we consider in determining whether or not a reserve should be established include: (a) expected usage during the next 24 months; (b) risk of obsolescence; and (c) estimated future market demand. We provide for inventory write-offs for slow-moving items, technological obsolescence, or other situations where recoverability is not probable. If our estimated market demand is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventory reserves, which would have a negative impact on our gross margin.

     TAXES ON INCOME. We operate within two taxing jurisdictions, Israel, the U.S., and, until December 2004, the Netherlands, and may be subject to audits in these jurisdictions. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of the recognition of revenue and expense for tax and financial statement purposes. In our opinion, adequate provisions for income taxes have been made for all years. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome will not be different than those reflected in our historical income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

     Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in regard to deferred tax assets when it is considered more likely than not that such assets will not be realized. As of December 31, 2007, we believed that all of the deferred tax assets, net of the valuation allowance, recorded on our balance sheet would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determine that the recovery is not probable. In accordance with Israeli GAAP, valuation allowances in regard to deferred tax assets are provided when it is not probable that all or part of the deferred tax assets will be realized.

     One difference between Israeli GAAP and U.S. GAAP which affects net income and earnings per share relates to the establishment of deferred taxes with regard to tax exempt income. Under Israeli GAAP, deferred tax should not be provided with regard to undistributed taxexempt earnings if the Company's policy is not to initiate such a dividend distribution. Under U.S. GAAP, a deferred tax liability normally would be recorded relating to taxes that would be owed on the distribution of profits even if we do not intend currently to declare dividends. On April 1, 2005, an amendment to the Israeli Investment Law became effective which has significantly changed the provisions of the Investment Law. Under previous law, a company could be liquidated with no tax liability to the company on distributed profits. According to the new amendment, a company will be liable upon liquidation for taxes on distributed profits derived from tax-exempt income. As a result, under U.S. GAAP we would be required to record in 2006 and 2005 a deferred tax liability and tax expenses in the amount of $149,000 and $416,000, respectively, in regard to our tax exempt profits which are subject to the provisions of the April 1, 2005 amendment. There was no such adjustment required in 2007.

     In addition, taxes on income in Israel are calculated based on our assumptions as to our entitlement to benefits under the Approved Enterprise Law. Our entitlement to such benefits is conditional upon our compliance with the terms and conditions prescribed in this law. In the event of our failure to comply with those terms and conditions, these benefits may be canceled, and we may be required to refund the amount of the benefits already received, in whole or in part, with the addition of Israeli CPI linkage differentials and interest.

     Our policy is to reinvest the amount of tax-exempt income of our Approved Enterprise and not to cause dividends to be distributed from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

     ADOPTION OF FIN 48. Effective January 1, 2007, for U.S. GAAP purposes we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48.

     Prior to January 1, 2007, we provided for contingent tax liabilities in our financial statements based on our assessments, on a case-by-case basis based on technical merits, as to whether the relevant tax liabilities were at least more likely than not of being realized. We did not previously provide for interest which may be payable on such liabilities, and classified these provisions among "short-term liabilities".

     We recognized a liability for unrecognized tax benefits in the amount of $146,000. This change was accounted for as a cumulative effect of a change in accounting principle that is reflected in the Financial Statements as a decrease in the balance of retained earnings as of January 1, 2007

     ALLOWANCE FOR DOUBTFUL ACCOUNTS. As of each balance sheet date, we evaluate the collectability of accounts receivable and record an allowance for doubtful accounts based on current information regarding each customer. Based on actual losses in the last three years, the uncertainty connected with the allowance for doubtful accounts is considered limited. In the event that our estimates as to the collectability of accounts receivable prove to be inaccurate, we may be required to record additional expenses.

     REVENUE RECOGNITION: We recognize revenues from product sales net of discounts when: (i) delivery has occurred in accordance with the agreed upon terms (usually ex-factory or FOB shipping point); (ii) there is persuasive evidence of an agreement in the form of a signed detailed purchase order; (iii) the fee is fixed or determinable; (iv) collection of the related receivable is probable based on past experience in respect of existing customers; and (v) no further obligations exist on our part. With regard to new customers, we either require advance payment, or perform credit checks prior to extending any credit. We do not grant a right of return. We market our products both through our direct sales force and through distributors who are considered as final customers.

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

     A review of the obligations is performed regularly to determine the adequacy of the reserve. Based on the outcome of this review, revisions to the estimated warranty liability are recorded as appropriate. Consequently the provision for warranty is based on historical warranty usage. The pattern in such usage in the future may be different from historical warranty usage.

     Most of our sales are made substantially outside of Israel in non-Israeli currencies, mainly in U.S. Dollars or currencies linked thereto, as are most of our purchases of materials and components. Therefore, our functional currency is the U.S. Dollar. Transactions denominated in currencies other than the U.S. Dollar are recorded based on the exchange rate at the time of the transaction. Monetary balances in currencies other than the U.S. Dollars are translated into dollars using year-end exchange rates.

     The following table presents, for the periods indicated, information concerning our results of operations:

                                              YEAR ENDED DECEMBER 31,
                                        ----------------------------------
                                          2007         2006         2005
                                        --------     --------     --------
                                            U.S. DOLLARS IN THOUSANDS

Revenues                                   8,868       13,503       11,428
Cost of revenues                           4,661        6,877        5,657
Gross profit                               4,207        6,626        5,771
Research & development expenses            2,303        2,065        1,629
Less grant received                         (438)        (340)         (17)
Net R&D expenses                           1,865        1,725        1,612
Selling                                    1,659        1,783        1,553
General and Administration                 1,565        1,675        1,584
Operating income (loss)                     (882)       1,443        1,022
Financing income, net                        287          167           12
Other income (expenses), net                (169)          (9)           4
Income (loss) before taxes on income        (764)       1,601        1,038
Income taxes                                  79          (64)         (64)
Net income                                  (685)       1,537          974

     The following table presents, for the periods indicated, information concerning our results of operations as a percentage of our revenues:

                                         Year Ended December 31
                                     2007         2006         2005
                                   --------     --------     --------
                                       %            %            %

Revenues                              100.0        100.0        100.0
Cost of revenues                       52.6         50.9         49.5
Gross profit                           47.4         49.1         50.5
Research & development expenses        26.0         15.3         14.3
Less grant received                    (4.9)        (2.5)        (0.1)
Net R&D expenses                       21.0         12.8         14.1
Selling                                18.7         13.2         13.6
General and Administration             17.6         12.4         13.9
Operating income (loss)                (9.9)        10.7          8.9
Financing income, net                   3.2          1.2          0.1
Income before taxes on income          (8.6)        11.9          9.1
Income taxes                            0.9         (0.5)        (0.6)
Net income                             (7.7)        11.4          8.5

YEARS ENDED DECEMBER 31, 2007 AND DECEMBER 31, 2006

     Our financial results for 2007 were marked by significant slowdown in the flat panel display industry throughout 2007 and in the semiconductor equipment industry in the second half of 2007, which resulted in a significant decrease in demand for our products in the semiconductor and the electronic industry markets, which in 2007 comprised approximately 47% of our revenues. In addition, the loss of a major customer in 2006 resulted in a significant reduction in sales to this customer in 2007 (from approximately $3.3 million in 2006 to approximately $0.6 million in 2007). We operate in two geographic segments, Israel and the U.S. The respective decrease in revenues and operating income in 2007 as compared to 2006 originated from both segments.

     REVENUES. Revenues in 2007 totaled U.S. $8,868,000 compared with U.S. $13,503,000 in 2006, a decrease of U.S. $4,635,000. This decrease of approximately 34.3% was attributable to two factors. The first and the most significant factor was an 83% decrease in the business of one major customer in the electronics industry, Assembleon, most of whose business we lost in 2007, and who in 2007 accounted for 6.4% of our business versus 24% in 2006. This decrease accounted for approximately 60% of our total decrease in revenues. The second factor which affected sales was the weakness in the semiconductor and electronics industry, which accounted for approximately 40% of our decrease in revenues.

     GROSS PROFIT. Gross profit for 2007 was U.S. $4,207,000, or 47.4% of revenues, compared to U.S. $6,626,000, or 49.1% of revenues, in 2006. There were two factors that impacted the gross profit margin in 2007. The first is an inventory write-off in the amount of U.S. $400,000 of which $350,000 was extraordinary, which decreased the gross profit percentage by 4%. The second factor was the margin on sales to the major customer that we lost in 2007, which was lower than our margin to other customers. This factor offset the decrease in margin caused by the inventory write-off. Therefore the total decrease in the gross profit percentage in 2007 compared to 2006 was 1.7%.

     NET RESEARCH AND DEVELOPMENT EXPENSES. Net research and development expenses increased by U.S. $140,000, or approximately 8%, to U.S. $1,865,000 for the year ended December 31, 2007, as compared to U.S. $1,725,000 for the year ended December 31, 2006. Gross research and development expenses increased by approximately 11.5% to U.S. $2,303,000 for the year ended December 31, 2007, as compared to U.S. $2,065,000 for the year ended December 31, 2006. Concurrently with the increase in gross research and development expenses, OCS participation in our research and development program in 2007 increased to U.S. $438,000 compared to U.S. $340,000 participation in 2006. In 2007 we increased our investment in research and development aimed at the introduction of new products, primarily the MC4U Series, which was introduced in December 2007, as well as the enhancement and cost reduction of existing products. We plan to continue to increase our investment in research and development in 2008 as compared to 2007.

     SELLING EXPENSES. Selling expenses decreased by approximately 7% to U.S. $1,659,000 in 2006, from the U.S. $1,783,000 in 2006. This decrease of approximately U.S. $124,000 is partly due to decreased sales commissions on sales due to the decrease in revenues, and partly due to other factors. We plan to increase our investment in sales and marketing activities in 2008 as compared to 2007.

     GENERAL, AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased by approximately 6.6% to U.S. $1,565,000 in 2007 from U.S. $1,675,000 in 2006.

     OPERATING (LOSS) INCOME. In 2007 we sustained an operating loss of approximately U.S. $882,000 thousand, compared to operating income of U.S. $1,443,000 in 2006. The operating loss was the result of the 34.4% decrease in revenues. In spite of the downturn in the markets that we serve, together with the loss in 2007 of a major customer, we did not curtail research and development activity, nor did we take steps to scale down substantially on sales and marketing expenses. We plan to continue to invest in 2008 in both research and development activity and in sales marketing activity.

     TAXES ON INCOME. In 2007 we recorded a U.S. $79,000 tax benefit compared to U.S. $64,000 income tax expense in 2006. The effective tax rates for 2007 and 2006 were 10.3% and 4.0%, respectively. Generally, our effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises.

     NET INCOME (LOSS). Net loss for the year ended December 31, 2007 was U.S. $(685,000), or $(0.21) per share (basic and diluted), compared with net income of U.S. $1,537,000, or $0.48 per share (basic and diluted), for the year ended December 31, 2006. The shift from net income to net loss is due to primarily to the decrease in revenues, which occurred while we continued making expenditures in research and development, and in marketing activities, which we believe will result in increased revenues and net income in the future. While revenues decreased in 2007, the Dollar devalued by 9% against the Shekel. As a result of this and inflation in Israel, the Dollar cost of operations in Israel, as measured by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the U.S. Dollar, increased by approximately 12%.

YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

     Our financial results for 2006 were marked by an increase in demand in the semiconductor and electronics industry, as well as by strong economic conditions. We operate in two geographic segments, Israel and the U.S. The respective increase in revenues and operating income in 2006 as compared to 2005 originated from the Israel segment.

     REVENUES. Revenues in 2006 totaled U.S. $13,503,000 compared with U.S. $11,428,000 in 2005, an increase of U.S. $2,075,000. This increase of approximately 18.2% was attributable to two factors. The first and the most significant factor was an increase in the business of one major customer in the electronics industry, who in 2005 accounted for 13% of our sales revenues versus 24% in 2006. This increase accounted for approximately 85% of the total increase in revenues. The second factor was the increase in sales generally in the semiconductor and electronics industries, which accounted for approximately 15% of the increase in revenues.

     GROSS PROFIT. Gross profit for 2006 was U.S. $6,626,000, or 49.1% of revenues, compared to U.S. $5,771,000, or 50.5% of revenues, in 2005. The decrease in the gross profit percentage primarily reflects an increase in the business of the one major customer who in 2006 accounted for 24% of our sales, and in 2005 accounted for 13% of our sales. Our margin on sales to this customer was lower than our margin to other customers.

     NET RESEARCH AND DEVELOPMENT EXPENSES. Net research and development expenses increased by U.S.$ 113,000, or approximately 7%, to U.S. $1,725,000 for the year ended December 31, 2006, as compared to U.S. $1,612,000 for the year ended December 31, 2005. In 2006 we received OCS funding of U.S. $340,000 for part of our research and development expenditures, whereas in 2005 we chose not to apply for OCS funding. Gross research and development expenses increased by approximately 26.8% to U.S. $2,065,000 for the year ended December 31,2006, compared to U.S. $1,629,000 for the year ended December 31, 2005. In 2006 we increased our investment in research and development aimed at enhancing and reducing the cost of existing products, as well as introduction of new products.

     SELLING EXPENSES. Selling expenses increased by approximately 14.8% to U.S. $1,783,000 in 2006 from U.S. $1,553,000 thousand in 2005, This increase of approximately U.S. $230,000 is primarily due to increased spending on sales and marketing infrastructure, including the establishment of a liaison office in South Korea.

     GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, general, and administrative expenses increased by approximately 5.7% to U.S. $1,675,000 in 2006, from U.S. $1,584,000 in 2005.

     OPERATING INCOME. In 2006 operating income increased by approximately 41.2%, or U.S. $421,000 from U.S. $1,022,000 in 2005 to U.S. $1,443,000 in 2006.
The increase was due to the 18.2% increase in revenues, which led to an increase of 14.8%, or U.S. $855,000 in gross profit.

     TAXES ON INCOME. Taxes on income in 2006 were U.S. $64,000, the same as in 2005. The effective tax rates for 2006 and 2005 were 4.0% and 6.2%, respectively. Generally, our effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises.

     NET INCOME. Net income for the year ended December 31, 2006 was U.S. $1,537,000, or $0.48 per share (basic and diluted), compared with net income of U.S. $974,000, or $0.32 per share (basic and diluted), for the year ended December 31, 2005. This increase is due to primarily to the increase in revenues.

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

     The table below sets forth the annual rate of inflation, the annual rate of devaluation of the NIS against the U.S. Dollar and the gap between them.

                                         YEAR ENDED DECEMBER 31,
                            --------------------------------------------------
                             2007       2006       2005       2004       2003
                            ------     ------     ------     ------     ------

Inflation (CPI)                3.4%      (0.1)%      2.4%       1.2%      (1.9)%
Devaluation/(Revaluation)     (9.0)%     (8.2)%      6.8%      (1.6)%     (7.6)%
Inflation devaluation gap     12.4%       8.1%      (4.4)%      2.8%       5.7%

     Set forth below are details of the representative exchange rate of the U.S. dollar in the periods indicated:

                    EXCHANGE RATE
                        OF 1        AVERAGE RATE      HIGH FOR        LOW FOR
   DECEMBER 31 OF   U.S. DOLLAR     FOR THE YEAR      THE YEAR        THE YEAR
      --------        --------        --------        --------        --------

        2007            3.85            4.11            4.34            4.83
        2006            4.23            4.46            4.73            4.18
        2005            4.60            4.49            4.74            4.30
        2004            4.31            4.48            4.63            4.31
        2003            4.38            4.55            4.92            4.28

     As a result, we experienced increases in the U.S. Dollar costs of operations in Israel in 2007, 2006, 2004 and 2003, and decreases in the U.S. Dollar costs of operations in 2005. The changes in the U.S. Dollar cost of our operations in Israel relate primarily to the cost of salaries in Israel, which are paid in NIS, and constitute a substantial portion of our expenses in NIS. These NIS-related expenses constituted approximately 34%, 24%, and 32% of our total expenses for 2007, 2006, and 2005, respectively. In 2007 the Dollar cost of operations in Israel increased by approximately 12%. The same trend strongly continues in 2008, and we cannot assure you that we will not continue to be materially adversely affected. In addition, a revaluation of the NIS in relation to the U.S. Dollar will have the effect of increasing the U.S. Dollar value of any of liabilities in NIS (unless such liability is linked to the U.S. Dollar). Conversely, any decrease in the value of the NIS in relation to the U.S. Dollar will have the opposite effect. We do not currently utilize, and have no plans to utilize, currency hedging instruments, and we do not hold or issue derivative securities.

     The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on May 31, 2008 was NIS 3.223 = $1.00.

EFFECTIVE CORPORATE TAX RATE

     Our income tax obligations consist of those of the Company in Israel and of our subsidiary, Tech80, in the United States.

     The taxable income of Israeli corporations is subject to corporate tax at the statutory rate. Until December 31, 2003, the regular tax rate applicable to income of companies in Israel was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the Knesset (the Israeli parliament), and on July 25, 2005, another law was passed, an amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced. In 2007 the tax rate was 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%. Because we have elected to participate in the alternative package of tax benefits for our Approved Enterprise programs under the Law for Encouragement of Capital Investment, 1959, the income derived from our Approved Enterprise programs will be exempt from Israeli taxes on corporate income during certain benefit periods. On April 1, 2005, an amendment to the Israeli Investment Law went into effect ("Amendment No. 60"). In regard to expansion programs pursuant to Amendment No. 60 to the law, the benefit period commences in the later of the year elected by the Company or the first year in which the Company has taxable income, provided that 14 years have not elapsed from the beginning of the year of election. According to Amendment No. 60, a "privileged track" will replace the current "alternative track". We adopted the amendment and replaced our "alternative track" with a "privileged track" effective as of 2004.

     If dividends are distributed out of tax exempt profits, and, according to Amendment No. 60, in case of liquidation, we will then become liable for tax at the rate applicable to our profits from the Approved Enterprise in the year in which the income was earned, as if we had not chosen the privileged track of benefits. Our policy is not to distribute dividends out of these profits. Should the percentage of our non-Israeli shareholders exceed 25%, the corporate tax rate applicable to distributed income earned from Approved Enterprise programs in the benefit periods will be based on the foreign ownership as follows:

% OF FOREIGN OWNERSHIP                 TAX RATE
----------------------                 --------

Over 25% but less than 49%               25%
49% or more but less than 74%            20%
74% or more but less than 90%            15%
90% or more                              10%

     Our effective tax rate will be influenced mainly by: (a) the split of taxable income between the two tax jurisdictions; (b) the availability of tax loss carry-forwards, and the extent to which valuation allowance has been recorded against deferred tax assets; and (c) the portion of our income which is entitled to tax benefits because some of our production facilities are Approved Enterprises or Benefiting Enterprises. The combination of the above factors produced overall corporate tax rates of 10.3%, 4.0%, and 6.2% for 2007, 2006, and 2005, respectively.

     As of December 31, 2007 our subsidiary in the U.S. had approximately U.S. $394,000 in tax loss carry-forwards, which expire on various dates through 2027. We have established deferred tax assets which reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. Realization of deferred tax assets is contingent on future taxable earnings. A valuation allowance has been provided for the portion of those assets which we consider not probable of realization.

     See Note 13 to the Financial Statements.

5B.  LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH

     We had cash, cash equivalents, bank deposits, short-term marketable securities, and long-term financial investments of U.S. $8,221,000 at the end of 2007, including U.S. $5,085,000 invested in corporate debt securities, reflecting an increase of U.S. $627,000 from the U.S. $7,594,000 recorded a year earlier. We generated cash from operating activities of U.S. $865,000 in 2007, U.S. $1,925,000 in 2006 and U.S. $1,524,000 in 2005. The primary sources of cash from operating activities have been changes in working capital levels, including accounts receivable and inventories, as well as other operating activities, as adjusted to exclude the effect of non-cash charges. We generated cash from financing activities in the amount of U.S. $32,000 in 2007 and U.S. $759,000 in 2006 through the exercise of employee stock options. The cash flow from operations and from financing activities was used to finance U.S. $303,000 in 2007 and U.S. $183,000 in 2006 of capital expenditures. Computers, software, and testing equipment comprised the majority of the capital spending. As of December 31, 2007 and 2006, respectively, we had no liability to banks. We have not undertaken any external financing activities for several years. Of the U.S. $5,085,000 invested in corporate debt securities, U.S. $4,103,000 will mature in 2008 and U.S. $982,000 will mature in 2009. It is our intention to hold the securities to maturity. We believe that our currently available cash and cash equivalents, as well as the corporate debt securities maturing in 2008, will be sufficient to meet our working capital requirements for the next twelve months.

     Short-term inventories (classified in current assets) decreased from U.S. $3,356,000 as of December 31, 2006 to U.S. $2,534,000 as of December 31, 2007.
Short-term inventories as a percentage of revenues increased to 28.6% as of December 31, 2007, as compared to 24.9% as of December 31, 2006. This increase in inventory as a percentage of sales was due primarily to the decrease in sales and to a time lag in the response to the downturn in sales. Long-term inventory grew to U.S. $906,000 as of December 31, 2007, as compared to U.S. $302,000 as of December 31, 2006. This was the result of our purchase of critical components after receiving end of life notices from certain single-source suppliers. Net trade receivables decreased by U.S. $369,000 at year end, from U.S. $2,335,000 as of December 31, 2006 to U.S. $1,966,000 as of December 31, 2007, primarily because of the decrease in sales. The period trade receivables were outstanding (calculated by dividing trade receivables at year-end into latest quarter revenues), increased to 81 days as of December 31, 2007 from 73 days a December 31, 2006. We did not record any significant bad debts during 2007.

CONTRACTUAL OTHER COMMITMENTS

     The following table summarizes our contractual obligations as of December 31, 2007:

                                             PAYMENTS DUE IN
                            ---------------------------------------------------
                                                                         After
                             Total       2008       2009      2010       2010
                            -------    -------    -------    -------    -------
                                        U.S. Dollars in thousands
                            ---------------------------------------------------

CONTRACTUAL OBLIGATIONS:
Operating Rental Leases         631        133         81         80        337
Vehicle Leases                  394        193        123         73          5
Severance Pay                   198          -          -          -        198
Total                         1,223        326        204        153        540
                            =======    =======    =======    =======    =======

     Operating rental lease obligations represent commitments under commercial facility leases, and vehicle lease obligations represent vehicle lease commitments for vehicles used by our employees.

     As of December 31, 2007, and as of December 31, 2006, we had no debt outstanding. Our existing cash is invested in short-term investments which bear floating interest rates, and in long-term corporate bonds which we intend to hold to maturity and which bear fixed interest rates.

     We are not aware of any material commitments for capital expenditures in the future.

5C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     We place considerable emphasis on research and development projects designed to upgrade our existing product lines, and to develop new applications of our technologies. As of December 31, 2007, 25 employees were engaged primarily in research and development.

     The following table shows the total research and development expenditures of the Company and participation in such expenditures by the Government of Israel for the periods indicated:

                                                  YEAR ENDED DECEMBER 31
                                             -------------------------------
                                               2007        2006        2005
                                             -------     -------     -------
                                                 U.S Dollars in thousands
                                             -------------------------------

Internally-funded research and
development expenditures                     $ 2,303     $ 2,065     $ 1,629
Governmental participation                      (438)       (340)        (17)
                                             -------     -------     -------

Total outlay for research and development    $ 1,865     $ 1,725     $ 1,612

5D.  TREND INFORMATION

     The global economy and the world's financial markets are presently undergoing a period of heightened uncertainty. In particular, there are strong indicators that the United States and other countries are facing the prospect of an economic downturn of unknown duration and severity. It is also unclear what the effects of global imbalances will be on other economies should economic activity and consumer spending in the United States weaken. The short and long term effects of macroeconomic trends such as those currently being experienced can be critical factors in the demand for consumer end-products (in the manufacture of which our products are used), and, consequently, in the capital expenditure decisions taken by electronics manufacturers who purchase our products.

     We expect that our 2008 revenues will be adversely affected by the current economic uncertainty.

     Our gross profit margin during 2007 was 47.4%, primarily due to the one-time inventory write-off in the substantial amount of U.S $350,000, which reduced the gross profit margin by 4.0%, Notwithstanding the inventory write-off, the gross profit margin would have been 51.4% in 2007. The Company anticipates that the gross profit margin will be lower in 2008, principally due to the introduction of new products with a lower gross profit margin than the older legacy products.

     We expect that net income will be adversely affected during 2008 as a result of higher operating costs in Israel (in Dollar terms) principally resulting from the continuing strength of the NIS against the Dollar. Approximately 34% of the total expenses of the Company are NIS-related. If the representative exchange rate for converting NIS into Dollars remains at approximately NIS 3.3 to the Dollar, this would likely increase the cost of our operations in Israel in 2008 by approximately U.S. $700,000, or approximately
2.1 cents per share. For information regarding historical NIS-Dollar exchange rates and the effect on the Company, see Item 5A. - Operating Results - "Impact of Currency Fluctuations and Inflation".

     We are optimistic regarding the long-term demand for our principal products and are confident that our continuing emphasis on research and development creates a solid foundation for future growth. However, given unsettled economic conditions worldwide and in particular geographic regions, we are not able to predict the duration, extent, or stability of the current business and economic environment. Our ability to foresee future trends in the flow of orders remains generally limited, as is our ability to forecast the extent to which these factors may affect our revenues, profitability, and capital resources during 2008 and beyond.

5E.  OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

5F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                            PAYMENTS DUE BY PERIOD
                                                 LESS THAN 1                                         MORE THAN
                                                 -----------                                         ---------
CONTRACTUAL COMMITMENTS             TOTAL           YEAR             1-3 YEARS       3-5 YEARS        5 YEARS
-----------------------             -----           ----             ---------       ---------        -------
                                                             (IN THOUSANDS)
Finance Lease Obligations         $       $       193       $       201       $         -           $     -
Operating Lease Obligations       $       $       133       $       242       $       256           $     -
Total                             $       $       326       $       443       $       256           $     -

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.  DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information concerning our directors and executive officers as of June 15, 2008.

POSITION                                     AGE      NAME
--------                                     ---      ----

Active Chairman of the Board and
Chief Financial Officer                      55       Ze'ev Kirshenboim(1)(2)(3)
Chief Executive Officer                      42       Dror Marom
Director                                     59       Jacob Engel(1)(4)
Director                                     67       Eli Dayan(5)(6)
Director                                     56       Abraham Yoskovitz(5)(6)(7)
Director                                     54       Alexandra Pluber(5)(6)(7)
Vice President of Finance                    57       Dorit Ringelstein (8)
Internal Auditor                             41       Michael Har'el
Vice President of Human Resources and
Corporate Secretary                          54       Ilana Kirshenboim(2)

----------

(1)  The referenced individuals are brothers-in-law.

(2)  Ilana Kirshenboim is Ze'ev Kirshenboim's spouse and Jacob Engel's sister.

(3)  A majority shareholder.

(4)  A beneficial owner.

(5)  Members of Audit Committee.

(6)  Independent Director

(7)  External Director - see Item 6C. - Board Practices - "External Directors".

(8)  Served as a Director until January 2005.

     Certain business experience of each of our directors and executive officers is set forth below:

     ZE'EV KIRSHENBOIM, one of our founders, has served as our Director and President since 1987 and has served as our Chief Financial Officer since April 1999. Mr. Kirshenboim also served as our Chief Executive Officer from 1987 until January 2007, when he became active Chairman of the Board. From 1984 until 1987, Mr. Kirshenboim served as a project leader for K&S, a subsidiary of Kulicke & Soffa Industries, Inc. in Horsham, Pennsylvania, in charge of developing electronic hardware for semiconductor manufacturing equipment. From 1982 through 1984, Mr. Kirshenboim served as a design engineer for the Israel Authority for Armament Development, developing servo systems for missiles. From 1979 through 1981, Mr. Kirshenboim served as a design engineer for Kulicke & Soffa Industries, Inc., in Horsham, Pennsylvania, developing high-speed servo systems for high-speed wire bonders.

     DROR MAROM joined the Company in February 2001 as Product Marketing Manager and was promoted several times prior to his latest promotion to Chief Executive Officer in January 2007. From 2000 to 2001, Mr. Marom was Operations Line manager of Semi-Auto Dicing Saws at Kulicke & Soffa Dicing Systems. From 1995 to 2000 he was Product Manager of Wedge & Die Bonding Tools at Micro-Swiss (a Kulicke & Soffa company). Mr. Marom holds a BSc and M.Sc in Mechanical Engineering from the Technion - Israel Institute of Technology, Israel, and an MBA from the University of Haifa.

     JACOB ENGEL, one of our founders, has served as our Director since 1987 and as Chairman of the Board from June 2000 until January, 2007. Since 1992, Mr. Engel has been serving as Chief Executive Officer and controlling shareholder of the companies in the Engel Construction Group, a group of publicly traded real estate development companies, as well as to their affiliates. Mr. Engel serves as a director in several companies under his control.

     ELI DAYAN, CPA (Israel) has served as our Director since April 2003. Mr. Dayan is the owner of an accounting firm located in Haifa, Israel which he established in 1973. From December 1998 till December 2004, Mr. Dayan was a member of the board of directors of Engel Trade Centers Ltd., a public company under the control of Mr. Jacob Engel. Since 2000, Mr. Dayan has been a member of the Center for Arbitration and Mediation of the Institute of Certified Public Accountants in Israel.

     ABRAHAM YOSKOVITZ was appointed as our External Director in June 2006. Since January, 2007, Mr. Yoskovitz serves as a Project Manager for Rafael, Advanced Defense Systems Ltd., after having held several management positions in Rafael. He holds a BSc degree in Mechanical Engineering from the Technion - Israel Institute of Technology.

     ALEXNDRA PLUBER, CPA (Israel) was appointed as our External Director in December 2004. Ms. Pluber is the owner of an accounting firm in Ramat Ishay, Israel which she established in 1998. She specializes in audits of corporations and local municipalities, as well as in tax consultancy.

     DORIT RINGELSTEIN, CPA (Israel) has served as our Vice President of Finance since August, 2002. Until January 2004, Ms. Ringelstein also served as our Director. Ms. Ringelstein holds a BSc in accounting from William Patterson College in New Jersey, and a BA in psychology from the University of Haifa. Prior to joining the Company in November 1997, Ms. Ringelstein was employed as Senior Auditor in the accounting firms Margalit Roth and Co. and Ronel Stettner and Co.

     MICHAEL HAR'EL, CPA (Israel) has served as our Internal Auditor since June 2002. Mr. Har'el is the owner of an accounting firm located in Haifa, Israel which he established in January 2005. Prior to establishing his own accounting firm, Mr. Har'el was a partner with the public accounting firm of Margalit Roth and Co. Prior to becoming a partner, Mr. Har'el was a senior auditor with the same firm.

     ILANA KIRSHENBOIM was hired in January 1990, and has served as our Corporate Secretary and Vice President of Human Resources since November 2000. From 1976 until 1990, she was in charge of Human Resources planning in the Israel Electric Company. She has a BSc degree in Statistics from the University of Haifa.

6B.  COMPENSATION

     Except as we otherwise describe below, we have not paid any cash compensation to members of our Board of Directors who are not officers for their services as directors. Directors are reimbursed for expenses incurred in order to attend board or committee meetings.

     The aggregate accrued compensation of all nine persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2007 was approximately U.S. $1.12 million. Our directors who are officers will not receive compensation for serving as directors in 2008; our directors who are not officers will receive compensation for serving as directors in 2008. From time to time, we grant options under our stock option plans. We have adopted several stock option plans pursuant to which, from time to time, we grant stock options to our employees, as well as some of our directors, officers, and consultants. The total amounts set aside and accrued to provide for severance payments to our employees was U.S. $1.190 million and U.S. $1.033 million as of December 31, 2007 and 2006, respectively. As of June 15, 2008, there were outstanding options to purchase 207,600 Ordinary Shares granted to our directors and officers (nine persons), with exercise prices ranging from $3.50 to $6.44 Of the outstanding options, 48,000 will expire in the year 2010, 23,100 will expire in the year 2012, 65,000 will expire in the year 2014, and 71,500 will expire in the year 2015.

     For a description of the plans pursuant to which such options were granted please see Item 6E. - Share Ownership, below.

     See Item 7B. - Related Party Transactions for a description of the employment agreement between the Company and Mr. Kirshenboim, our Chairman of the Board of Directors, President, Chief Financial Officer, and a beneficial owner of approximately 39.9% of our shares, of which 0.2% is owned by Mr. Kirshenboim's wife, and of which approximately 10.5% is owned jointly with Mr. Jacob Engel. In January 2007, Mr. Dror Marom replaced Mr. Kirshenboim as Chief Executive Officer, at which time Mr. Kirshenboim was appointed as Chairman of our Board of Directors. The terms of his employment remain unchanged.

6C.  BOARD PRACTICES

ELECTION OF DIRECTORS

     Each director is elected for a period of one year at our annual meeting of shareholders and serves until the next such meeting and until his or her successor is duly elected and qualified, except for External Directors under the Israeli Companies Law, 1999 (the Companies Law), who are elected for a period of three years, as specified below. Officers are elected by, and serve at the discretion of, the Board of Directors.

ALTERNATE DIRECTORS

     Our Amended and Restated Articles of Association provide that any director may appoint, by written notice, any individual to serve as an alternate director, subject to the approval of the Board of Directors. The Companies Law forbids a director or an alternate director to act as an alternate for another director. Any alternate director will have all of the rights and obligations of the director appointing him or her (subject to the provisions of the letter appointing him or her) except the power to appoint an alternate director and the right to receive remuneration as a director. Pursuant to the Companies Law, the appointment of an alternate director does not terminate the liability of the director whom he replaces, which shall continue to apply, taking into account the circumstances of the case.

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

EXTERNAL DIRECTORS

     Under the Companies Law, companies incorporated in Israel whose shares have been offered to the public in or outside Israel are required to appoint at least two external directors. At least one external director is required to have "accounting and financial expertise" and the other(s) are required to have "professional expertise" or "accounting and financial expertise". A director has "professional expertise" if he or she satisfies one of the following:

          (i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law, or public administration;

          (ii) the director holds an academic degree or has other higher education either in the main business sector of the company or in a relevant area for the board position; or

          (iii) the director has at least five years of experience in one or more of the following (or a combined five years of experience in at least two or more of the following): (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

     The above qualifications do not apply to external directors appointed prior to January 19, 2006, such as our external directors. However, an external director may not be appointed to an additional term unless: (i) such director has "accounting and financial expertise"; or (ii) he or she has "professional expertise", and on the date of appointment for another term there is another external director who has "accounting and financial expertise", and the number of "accounting and financial experts" on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

     A director with "financial and accounting expertise" is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. The company's board of directors will take into consideration in determining whether a director has "accounting and financial expertise", among other things, his or her education, experience and knowledge in any of the following:

          o accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company;

          o the functions of the external auditor and the obligations imposed on such auditor;

          o preparation of financial reports and their approval in accordance with the companies law and the securities law.

     The Companies Law details certain standards for the independence of the External Directors. A person may not be appointed as an External Director if such person or its relative, partner, employer, or any entity under such person's control, has as of the date of the person's appointment, or had during the two years preceding the date of appointment, any affiliation with the Company, any entity controlling the Company, or any entity controlled by the Company or by its controlling entity. The term "affiliation" includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an office holder.

     No person can serve as an External Director if the person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an External Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from such person, directly or indirectly.

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

     Under the Companies Law, each committee of a company's board of directors must include at least one External Director. An External Director is appointed for an initial term of three consecutive years, and may be re-appointed for one additional three-year term. Mr. Yoskovitz and Ms. Pluber, are currently the Company's External Directors. Regulations promulgated under the Companies Law set the minimum and maximum compensation which may be paid to External Directors. An External Director is otherwise prohibited from receiving any other compensation in connection with his services as a director. Ms. Pluber was appointed as an External Director in December 2004 for a three year term. Ms. Pluber's term as an External Director was renewed for a second term ending on December 2007. Mr. Yoskovitz was appointed as an External Director in June 2006.

DIRECTORS' SERVICE CONTRACTS

     We have no directors' service contracts that provide for benefits upon termination.

     See Item 7B. "Related Party Transaction", for a description of the employment agreement between us and Mr. Kirshenboim, our Chairman of our Board of Directors, President, Chief Financial Officer, and a beneficial owner of approximately 39.9% of our shares, of which 0.2% is owned by Mr. Kirshenboim's wife, and of which approximately 10.5% is owned jointly with Mr. .Jacob Engel. In January 2007, Mr. Dror Marom has replaced Mr. Kirshenboim as Chief Executive Officer. Mr. Kirshenboim was appointed as Chairman of our Board of Directors. The terms of his employment remain unchanged.

AUDIT COMMITTEE

     COMPANIES LAW

     According to the Companies Law, a public company is required to appoint an audit committee comprised of at least three directors, including all of the External Directors, but excluding: (i) the Chairman of the Board; (ii) any director who is employed by the Company or provides services to the Company on a regular basis; or (iii) a controlling shareholder or his relative. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving accounting, auditing, financial reporting, internal control, and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee also is required to monitor deficiencies in the administration of the company, including by consulting with the internal auditor, and to review and approve related party transactions.

     NASDAQ

     The rules of NASDAQ require us to establish an audit committee comprised solely of independent directors. The audit committee must be comprised of at least three members. The responsibilities of the audit committee under the NASDAQ rules include the selection and evaluation of the outside auditors and evaluation of their independence.

     Nasdaq has imposed independence requirements on each member of the audit committee that implement two basic criteria for determining independence: (i) audit committee members are barred from accepting any consulting, advisory, or other compensatory fee from the issuer or a subsidiary of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

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

     The Company's audit committee satisfies both the current Israeli law and the NASDAQ requirements. The current members of the audit committee are Mr. Dayan, Ms. Pluber and Mr. Yoskovitz . Based on the information provided by these individuals, they are in compliance with Nasdaq's independence requirements.

OPTIONS COMMITTEES

     In addition to the Audit Committee, our Board of Directors has established an Options Committee, which was delegated the power to grant stock options to our employees, officers and consultants, subject to the receipt of all approvals required in the event of grant, of stock options to directors or controlling shareholders. The delegation of these powers to the Options Committee does not preclude the Board of Directors from exercising these powers. The members of the Options Committee are Messrs. Engel, Yoskovitz and Kirshenboim.

REMUNERATION COMMITTEE

     We currently do not have in place remuneration, nomination, or compensation committees, and the actions ordinarily be taken by such committees of such committees are resolved by the majority of our independent directors.

INDEMNIFICATION, EXCULPATION AND INSURANCE OF DIRECTORS AND OFFICERS

     The Companies Law provides that an Israeli company cannot absolve an officer or director (hereinafter jointly referred to as Officer) from liability with respect to a breach of his or her fiduciary duty, but may, under certain circumstances, absolve an Officer from liability with respect to a breach of its duty of care.

     Our Articles of Association provides for indemnification of our Officers (including directors) to the fullest extent provided by law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the Audit Committee and the Board of Directors, as well as by the shareholders where the office holder is a director. The Companies Law provides that a company may not indemnify an Officer nor exempt an Officer from liability toward a company, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

     (i) a breach of fiduciary duties, unless the Officer acted in good faith and had reasonable basis to believe that the act would not prejudice the company;

     (ii) a breach of duties of care if such breach was committed intentionally or recklessly (except if committed negligently);

     (iii) an act or omission with the intent to unlawfully derive a personal benefit; or

     (iv) a fine or a forfeiture.

     The Companies Law allows the company's shareholders to include in the Company's articles of association either of the following provisions:

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

     The Companies Law prohibits us from exempting any of our directors and officers in advance from his or her liability towards the company for the breach of his or her duty of care in any distribution of dividends, repurchase of our shares, or similar distribution events.

     Of our current Officers, we have entered into indemnification agreements only with Messrs. Kirshenboim and Engel.

     Our Audit Committee and Board of Directors resolved to indemnify our Officers, as well as the Officers of our subsidiaries, to the fullest extent permitted by applicable law with respect to:

     (i) a monetary obligation imposed on the Officer in favor of any person pursuant to a court judgment, a compromise judgment, or an arbitration decision approved by a court by reason of an act or omission by him on his capacity as an Officer; and

     (ii) reasonable expenses, including legal expenses, attorney's fees and traveling expenses, actually incurred by the Officer or imposed on the Officer by a court, in an action, suit, or proceeding brought against him by or on our behalf or by others, or in connection with a criminal action from which he was acquitted, in each case by reason of an act or omission of the Officer in his capacity as our Officer.

     The indemnification shall apply to any expense or obligation levied on the Officer in connection with an act or omission of the Officer or of the Company occurring prior to the date of the approval by the shareholders meeting approving the indemnification agreements, including, without limitation, claims involving the following: our representations in our prospectuses, the information included in our financial statements, and the representations and undertakings relating to the merger transaction with Tech80. In addition, our board of directors may from time to time add occurrences with respect to which this indemnification shall apply. The maximum scope of the indemnification to the Officers as a group for a single claim or occurrence shall be U.S. $500,000, in addition to reimbursements of expenses approved by our audit committee. Our board of directors may increase the amount of indemnification if it deems such increase appropriate under special circumstances.

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

INTERNAL AUDITOR

     Under the Israeli Companies Law, a company's board of directors is also required to appoint an internal auditor proposed by the Audit Committee. The role of the internal auditor is to examine whether the company's actions comply with the law, and are carried out with integrity and in an orderly business manner. The internal auditor may be an employee of the company, but may not be a holder of more than 5% of its shares, its general manager, a member of its board of directors, a person with authority to appoint one or more directors or the general manager or an officer, or a relative of any of the foregoing. In addition, the internal controller may not be the company's independent accountant or its representative. The office of an internal auditor shall not be terminated without his consent, nor shall he be suspended from his position unless the board of directors has so resolved after receiving the position of the audit committee, and after giving the internal controller a reasonable opportunity to present his case to the board of directors and to the audit committee. Mr. Michael Har'el currently serves as our internal auditor.

6D.  EMPLOYEES

     The following table sets forth the number of full-time employees employed by us on December 31 of the years 2007, 2006, and 2005.

    DECEMBER 31,       ACS MOTION CONTROL LTD.               TECH80
    ------------       -----------------------               ------
                          (ISRAEL AND KOREA)                 (U.S.)
                       -----------------------               ------

       2007                      57                             6
       2006                      59                             6
       2005                      53                             7

     As of December 31, 2007, of our full-time employees, 14 were employed in production, 27 in research and development, 10 in marketing and sales, and 12 in administration. We believe that we have good relations with our employees and we have never experienced a labor dispute, strike, or work stoppage.

     Israeli law, as well as extension orders of the Israeli Ministry of Industry, Commerce and Employment, contain provisions regarding conditions of employment, including, among other things, the length of the work day, minimum wages, insurance for work-related accidents, the determination of severance pay, and adjustments of wages in accordance with inflation, as determined on a nationwide basis and pursuant to collective agreements with the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (the Israeli federation of employers' organizations) that was extended by an extension order. We generally provide our employees with benefits and working conditions above the required minimum.

     Israeli law generally requires severance pay, which may be funded by Manager's Insurance ("Bituach Menahalim", which is described below) upon the termination of employment by the employer without cause (as defined under law), or, in certain circumstances, termination by the employee or death of an employee. Our payments for Manager's Insurance for severance pay amount to approximately 8.33% of the wages paid each year. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration, as well as for national health insurance. The payments to the National Insurance Institute are equal to approximately 16% of wages (up to a specified amount), of which the employer contributes approximately 35% of that amount and the employee contributes 65% of that amount.

     A general practice followed by us until June 2000 with respect to our employees in Israel is the contribution of additional funds on behalf of most of our employees to Manager's Insurance. These additional funds, together with funds paid by the Company for severance pay, provide a combination of savings plans, insurance, and severance pay benefits to the employee, providing the employee with a lump sum payment upon retirement and securing severance pay for the employee, if legally entitled, upon the termination of employment. Each employee who participates in such plan contributes an amount of 5% of such employee's salary, and we contribute the equivalent of 13.33% to 15.83%, which includes the 8.33% for the severance pay mentioned above. In June 2000 we entered into a collective bargaining agreement with the local labor union and a certain social insurance corporation ("Mivtachim"), effective as of April 2000, pursuant to which all of our new production workers will be covered by policies similar to the Manager's Insurance issued by Mivtachim. Our contribution to such policies is similar to that which we made prior to signing the collective bargaining agreement. Employees who wish to replace their Manager's Insurance with the Mivtachim insurance may do so, subject to the approval of Mivtachim. As an additional benefit to most employees, we also contribute 5% to 7.5% of the employee's wages to "professional advancement" funds for managers, engineers, and others, and such employees contribute an additional 2.5% of their wages to such fund.

     Effective July 1984, an extension order regarding the benefits which apply to employees in the industries of metal, electricity, electronics, and software was entered into by the Israeli Industrial Association, the Histadrut, and the representatives in the Histadrut of the employees of such industries, which agreement applies to us and most of our employees. We substantially comply with the requirements of such extension order.

     We are subject to the instructions of the Extension Order in the Industrial Field for Extensive Pension Insurance 2006 according to the Israeli Collective Bargaining Agreements Law, 1957. This Extension Order ensures the pension insurance of certain employees which fall under its criteria.

     All our officers, key employees, and certain of our other employees are party to individual employment agreements. We have entered into a non-disclosure and non-competition agreement with each of our executive officers and key employees. However, the Israeli courts have restricted substantially non-competition provisions in employment agreements.

     We are subject to the labor laws and regulations in the other jurisdictions in the world where we have employees, specifically in the United States.

6E.  SHARE OWNERSHIP

     The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of June 15, 2008 by our executive officers and directors.

     Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of the date of June 15, 2008 are deemed to be outstanding and beneficially owned by the person holding the stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

     Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage ownership is based on 3,280,751 Ordinary Shares outstanding on June 15, 2008.

EXECUTIVE OFFICERS AND DIRECTORS:              NUMBER          PERCENT
---------------------------------            ----------      ----------

Ze'ev Kirshenboim (1)                         1,375,709            39.9%
Dror Marom                                            *               *%
Jacob Engel (2)                                 954,561            29.1%
Eli Dayan                                             -               -
Abraham Yoskovitz                                     -               -
Alexandra Pluber                                      -               -
Dorit Ringelstein                                     *               *%
Michael Har'el                                        -               -
Ilana Kirshenboim                                     *               *%
All directors and executive officers as
a group (9 persons)                           1,988,455            57.5%

* equals less than 1%

(1) This amount includes 353,755 shares jointly held with Mr. Engel. The amount also includes 1,440 Ordinary Shares held by Ilana Kirshenboim, Mr. Kirshenboim's spouse. The amount also includes 160,000 options immediately exercisable or that are exercisable within 60 days from June 15, 2008 held by Mr. Kirshenboim, and also 6,500 options exercisable or that are exercisable within 60 days from June 15, 2008 held by Ilana Kirshenboim, Mr. Kirshenboim's spouse. The percentage is calculated using the amount beneficially owned by such shareholder divided by the number of total outstanding Ordinary Shares and the shares issuable pursuant to the exercise of options exercisable within 60 days from June 15, 2008, if any, held by such shareholder. Ordinary shares subject to options that are immediately exercisable or exercisable within 60 days of June 15, 2008 are deemed outstanding for computing the ownership percentage of the shareholder holding such options, but are not deemed outstanding for computing the ownership of any other shareholder.

(2) This amount includes 353,755 shares jointly held together with Mr. Kirshenboim.


THE ACS STOCK OPTION PLANS:


     Prior to the public offering, we adopted the ACS 1997 Stock Option Plan. The 1997 plan authorized the issuance of options to employees, shareholders and related parties to purchase an aggregate of 285,000 Ordinary Shares. The exercise price was set at not less than 100% of the fair market value of such shares on the date the option was granted. A total of 213,060 options have been granted under this plan. The 1997 plan expired in August 2007. Consequently, no options will be authorized for future grants under this option plan.

     In October 1998, we adopted the ACS 1998 Stock Option Plan. The 1998 plan authorizes the issuance of options to employees and directors to purchase an aggregate of 300,000 Ordinary Shares.

     Exercise price under the 1998 plan is determined as follows:

     (1) As long as the fair market value of the shares on the date the option is granted is less than U.S. $5.88, the purchase price of each share shall not be less than 100% of the fair market value.

     (2) When the fair market value of the shares in the date of grant is more than U.S. $5.87, the purchase price of each share shall not be less than 85% of the fair market value of such shares.

     A total of 131,466 options have been granted under this plan as of June 15, 2008. The 1998 plan expires in September 2008.

     In January 2001, we adopted the ACS-Tech80 Ltd. 2001 Stock Option Plan. The 2001 plan authorizes the issuance of options to employees, directors, and consultants to purchase an aggregate of 300,000 Ordinary Shares. Options granted under the 2001 plan to U.S. residents may include non-statutory options as well as incentive stock options (ISOs) intended to qualify under Section 422 of the U.S. Internal Revenue Code. In December, 2003 and again in December, 2004, our Board of Directors resolved to increase the number of options to purchase Ordinary Shares by additional 100,000, increasing the number of options available under the plan to an aggregate of 500,000. The increases were approved by our shareholders at the annual meetings held in January 2004 and December 2004, respectively. The options are exercisable in accordance with the following terms: the exercise price of an ISO shall not be less than 100% of the fair market value of a share on the date of the grant, and in certain circumstances a higher percentage may be required by applicable law. The exercise price of any other type of option to purchase newly issued shares shall not be less than 85% of the fair market value of a share on the date of the grant. The 2001 plan expires on December 31, 2010.

     A total of 355,944 options have been granted under this plan as of June 15, 2008.

     Options under each of these plans are exercisable and restrictions on disposition of these shares lapse according to the terms of the individual agreement under which such options were granted or shares issued.

     All three plans are administered by the Options Committee appointed by the Board of Directors.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.  MAJOR SHAREHOLDERS

     The following table sets forth, as of June 15, 2008 the number of Ordinary Shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares. The information in this table is based on 3,280,751 Ordinary Shares outstanding as of June 15, 2008. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, June 15, 2008.


                                                          TOTAL
                                            NUMBER OF    NUMBER
                               NUMBER OF     OPTIONS    OF SHARES
                             OUTSTANDING  TO PURCHASE  BENEFICIALLY  PERCENTAGE
NAME OF BENEFICIAL OWNER     SHARES OWNED    SHARES     OWNED (2)   OWNERSHIP(3)
------------------------      ---------    ---------    ---------    ---------

Ze'ev Kirshenboim (1)         1,209,209      166,500    1,375,709         39.9%
Jacob Engel (3)                 954,581            -      954,561         29.1%


----------

(1) This amount includes 353,755 shares jointly held with Mr. Engel. The amount also includes 1,440 Ordinary Shares held by Ilana Kirshenboim, Mr. Kirshenboim's spouse. The amount also includes the following options held by Mr. Kirshenboim: 40,000 options, exercisable at $4.77 per share and with no expiration date, 60,000 options, exercisable at $6.44 per share with no expiration date, and 60,000 options, exercisable at $4.54 and expiring December 2015, and also 6,500 options held by Ilana Kirshenboim, Mr. Kirshenboim's spouse, as follows: 1,500 options, exercisable at $3.5 per share and expiring December, 2010, and 5,000 options exercisable at $6.44 per share expiring December 31, 2014.

(2) The amount includes Ordinary Shares owned by each of the above, directly or indirectly, and options immediately exercisable or that are exercisable within 60 days from June 15, 2008. As to each shareholder, the percentage is calculated using the amount beneficially owned by such shareholder (as determined in accordance with footnote (2)) divided by the number of total outstanding Ordinary Shares and the shares issuable pursuant to the exercise of options exercisable within 60 days from June 15, 2008, if any, held by such shareholder. Ordinary Shares subject to options that are immediately exercisable or exercisable within 60 days of June 15, 2008 are deemed outstanding for computing the ownership percentage of the shareholder holding such options, but are not deemed outstanding for computing the ownership of any other shareholder.

(3)  This amount includes 353,755 shares jointly held with Mr. Kirshenboim.

     The major shareholders do not have different voting rights than the other shareholders.

     On June 15, 2008, there were 58 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers, and nominees. These holders of record registered with a United States mailing address, represented approximately 65% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers, and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

     Except as noted above, to our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person(s) severally or jointly, and no arrangements exist the operation of which may at a subsequent date result in a change in control of the company.

7B.  RELATED PARTY TRANSACTIONS

     Certain of our directors and officers were granted stock options to purchase our Ordinary Shares. For information regarding the amounts and exercise prices of such stock options, see Item 6B. - Compensation.

     In November 2004, we entered into an employment agreement with Mr. Kirshenboim, our President, Chief Executive Officer as of December 31, 2006, and a beneficial owner of approximately 39% of the Company's shares, for a period of five years, commencing on January 1, 2005 and ending on December 31, 2009. During the employment period, Mr. Kirshenboim was to serve in the capacity of President, Chief Executive Officer, Chief Financial Officer, and President and Chairman of the Board of ACS Motion Control Inc. In January 2007 Mr. Dror Marom replaced Mr. Kirshenboim as Chief Executive Officer and Mr. Kirshenboim was appointed as Chairman of our Board of Directors. The terms of Mr. Kirshenboim's employment remain unchanged. As compensation for his services, he will receive an annual gross salary of U.S. $376,000 that will be increased by 5% every year, beginning January 1, 2006. Mr. Kirshenboim is entitled to participate in our employee benefits plans for which he is qualified. In addition, Mr. Kirshenboim is entitled to reimbursement for any expenses incurred in connection with his services to the Company. Once every year, beginning in 2006, Mr. Kirshenboim shall be given a bonus not to exceed 7.5% of the previous year's consolidated income before tax, in cash, options and/or shares, as determined by the Board of Directors. The value of the bonus will be based upon the success of the Company, the attainment of Company's goals, and Mr. Kirshenboim's contributions to the Company. The employment agreement contains confidentiality provisions with respect to information relating to our business and technology, and with respect to the termination of his employment agreement. Mr. Kirshenboim is subject to non-compete provisions for a period of two years after termination. In any event of termination of the employment agreement, Mr. Kirshenboim is obligated to provide us, for a period of 24 months following the termination, technical and managerial support, assistance, and consulting to the extent we require such support, assistance, or consulting. During this period following termination, Mr. Kirshenboim will be entitled to receive a monthly salary equal to his last monthly total salary prior to the termination of the agreement, whether or not we require such support, assistance, or consulting services and without regard to the extent such services shall actually be provided by him. The employment agreement was approved by the shareholders at the Company's annual shareholders meeting.

     Ms. Ilana Kirshenboim, Ze'ev Kirshenboim's spouse, is employed by us as Vice President of Human Resources and as our Corporate Secretary at an annual base salary of U.S.$52,000.

     Mr. Ze'ev Kirshenboim received a bonus of U.S. $120,711 for the year 2005. Mrs. Ilana Kirshenboim received a bonus of U.S $10,325 and U.S. $8,111 respectively, for the years 2005 and 2006.

7C.  INTEREST OF EXPERT AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Our Consolidated Financial Statements included in this Annual Report on Form 20-F beginning on page F-1 are hereby incorporated into this annual report by reference. See Item 18.

LEGAL PROCEEDINGS

     In December 2001, a former senior employee filed a claim against us for payments allegedly due to him regarding the exercise of stock options to purchase Company shares and other salary related items. The total amount of the claim is in the amount of U.S. $357,000. In 2003, two former employees filed a claim against us in an amount totaling U.S. $53,000 for payments claimed regarding the exercise of stock options to purchase Company shares. In 2007 the court ruled against the plaintiffs in both the claims. The plaintiffs filed an appeal. We believe that chances of an outcome in favor of the plaintiffs are remote. Accordingly, we did not record a provision in our financial statement in regard to these claims.

     In 2004 we received notice from the OCS claiming that royalties to the OCS should be computed on sales of all of our products, and not only on sales of products that we claim were developed with OCS support. Accordingly, the OCS asked for additional royalties in the amount of approximately $850,000. We believe, based on the opinion of our legal advisors, that we do not owe any additional royalties to the OCS. We believe that our computations are correct and discussions are currently being held with the OCS in order to settle the matter. We have not recorded a provision in respect of the above amount in our financial statements.

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

ITEM 9. THE OFFER AND LISTING

9A.  OFFER AND LISTING DETAILS

     Our Ordinary Shares are traded in the United States on the Nasdaq Capital(R) Market under the symbol "ACSEF".

     The following table sets forth the high and low sales prices of the Ordinary Shares for the periods specified.

         PERIOD                 LOW          HIGH
         ------             ----------    ----------

MOST RECENT SIX MONTHS:
May 2008                          3.23          3.59
April 2008                        3.02          3.59
March 2008                        2.89          3.65
February 2008                     3.02          3.70
January 2008                      3.00          3.35
December 2007                     3.15          3.70

2008
First Quarter                     2.72          3.84

2007
First Quarter                     3.48          4.43
Second Quarter                    3.17          4.01
Third Quarter                     3.42          4.10
Fourth Quarter                    3.15          3.75

2006
First Quarter                     4.21          5.24
Second Quarter                    3.64         10.47
Third Quarter                     3.29          4.39
Fourth Quarter                    3.90          4.85

2007                              2.83          4.46
2006                              3.29         10.47
2005                              2.85          8.25
2004                              3.67         12.59
2003                              1.02          4.76

     On June 23, 2008 the closing price of our Ordinary Share as quoted on Nasdaq Capital(R) Market was $2.95.

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

TRANSFER AGENT

     Our transfer agent and registrar is Continental Stock Transfer & Trust Company and its address is 2 Broadway, New York, New York 10004 U.S..

OBJECTS AND PURPOSES

     Pursuant to section 2 of our Memorandum of Association, our objects and purposes include, among other general objects and purposes, engaging in all aspects related to the development, manufacturing, marketing, importing, and exporting of electronic systems and electronic devices of any kind.

DUTIES OF DIRECTORS AND OFFICERS

     The Israeli Companies Law codifies the duty of care and fiduciary duties of loyalty and good faith that an "Office Holder" has to a company. An "Office Holder" is defined as a director, managing director, principal business manager or principal executive officer, executive vice president, vice president, other manager directly subordinate to the managing director, or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. The duty of care requires the Office Holder to act with the same degree of care a reasonable Office Holder in the same position would have taken under the same circumstances. The fiduciary duty includes avoiding any conflict of interest between the Office Holder's position in the company and his personal affairs; any competition with the company; exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and disclosure to the company of any information or documents relating to the company's affairs which the Office Holder has received due to his position as an Office Holder.

     Neither our Memorandum, the Articles of Association, nor the laws of the State of Israel require retirement or non-retirement of directors at a certain age, or share ownership for director's qualification, nor do they contain any restriction on directors' borrowing powers.

APPROVAL OF CERTAIN TRANSACTIONS

     According to the Companies Law, a contract of a company with its directors regarding their conditions of service, including the grant to them of an exemption from liability from certain actions, insurance, and indemnification, as well as a company's contract with its directors on conditions of their employment, requires the approval of the audit committee, the board of directors and the shareholders.

     Furthermore, any transaction with an Officer Holder which is an extraordinary transaction requires, in addition to any approval stipulated by the articles of association, the approval of the audit committee and the board of directors.

     An Office Holder with an interest in any of the foregoing transactions which are brought for approval by a company, may not, in most cases, be present at the Audit Committee and Board of Directors meetings where such transaction is being approved, and may not vote thereon. The vote required by the Audit Committee and the Board of Directors for approval of such transactions, in each case, is a majority of the directors who participated in that duly convened meeting. In cases where the approval of the Audit Committee is required for such transactions, the Audit Committee may only approve such transactions if two External Directors were members of the committee and at least one of them was present at the meeting at which the transaction was approved.

     The Companies Law requires that an Office Holder promptly disclose any "personal interest" (including a personal interest of certain relatives or a corporation or entity in which the Office Holder or such relative is an interested party) that he may have (either directly or by way of any corporation in which he is a director or general manager or in which he has the right to appoint at least one director or the general manager), and all related material information known to him, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company's profitability, assets, or liabilities), the Office Holder also must disclose any personal interest held by his spouse, siblings, parents, grandparents, descendants, spouse's descendants, and the spouses of any of the foregoing.

     According to the Companies Law, an extraordinary transaction of a company with its controlling member or with another person in whom the controlling member has a personal interest, including a private offering and a contract between a company and a controlling member, if he is also an officer or employee of the company, regarding his service and employment conditions, shall in most cases require the following approvals in the following order: (i) audit committee; (ii) the board of directors; and (iii) the general shareholders meeting, so long as either the majority of the shareholders approving the transaction includes at least one third of the votes of shareholders who do not have personal interest in the approval of the transaction, or the total of opposing votes from shareholders who do not have personal interest does not exceed 1% of all the voting rights in the company.

DUTIES OF SHAREHOLDERS

     The Companies Law imposes on the controlling shareholders of a public company certain disclosure requirements, similar to those imposed on Office Holders. A shareholder holding 25% or more of the voting rights in a company is deemed a controlling shareholder if no other shareholder owns more than 50% of the voting rights.

     In addition, a shareholder has a duty to act in good faith towards the company and the other shareholders and to refrain from abusing his or her power in the company. A shareholder must also refrain oppressing other shareholders.

DESCRIPTION OF OUR ORDINARY SHARES

     The following are summaries of certain provisions of our Memorandum of Association, our Articles of Association, and the Companies Law, and they do not purport to be complete. Please refer to the documents themselves for more details.

     Under our amended Articles of Association our authorized share capital consists of 8,000,000 Ordinary Shares par value NIS 0.01 each, of which 3,280,751 Ordinary Shares are outstanding, not including 1 share held in treasury.

     All Ordinary Shares shall entitle their holders to a proportionate amount of any cash or share dividend if declared by us. In the event of our winding up or liquidation, the liquidator may, with the sanction of an extraordinary resolution, proportionally divide amongst the members in specie the whole or any part of the assets of the company in such manner as the liquidator shall think fair, and may with the like sanction vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator with the like sanction shall think fit. The Board of Directors may declare interim dividends and recommend a final annual dividend with respect to any fiscal year from profits available for cash dividends after statutory appropriation to capital reserves. Declaration of a final dividend requires shareholder approval at an ordinary meeting of shareholders, which may reduce, but not increase, such dividend from the amount proposed by the Board.

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

     Most shareholder's resolutions will be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders' meeting, in person or by proxy, and voting on that resolution. In most cases these actions will not require the approval of a special majority, , including resolutions to:

     o amend our articles of association (except for amendments relating to the election of directors and the powers, composition and size of the board of directors);

     o make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;

     o authorize a new class of shares, elect directors, other than external directors;

     o    appoint auditors; or

     o    approve transactions with certain office holders.

     Under the Companies Law, a notice of an annual meeting must be made public and delivered to every shareholder registered in the shareholders register at least 21 days before the meeting is convened, unless the articles of association of the company determine otherwise. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than four days, before the date of the meeting. Under the Companies Law, a shareholder who intends to vote a meeting is entitled to receive from the stock exchange member through which the shares of such shareholder are held a document proving ownership of the shares by such shareholder. Under these regulations, a shareholder whose shares are registered with a member of a stock exchange (such as NASDAQ or the Tel Aviv Stock Exchange) must provide us with an authorization from such member regarding his ownership as of the record date.

     The agenda at an annual meeting is determined by the Board of Directors. The agenda must also include proposals for which the convening of a special meeting was demanded, as well as any proposal requested by one or more shareholders who hold 1% or more of the voting rights, as long as the proposal is one suitable for discussion at an annual meeting.

VOTING RIGHTS

     The quorum required for a meeting of the shareholders of the Company consists of at least two shareholders of record, present in person or by proxy, together holding more than 25% of the voting power of the outstanding shares with such voting powers. A shareholder meeting will be adjourned for a lack of a quorum after fifteen minutes from the time set for the meeting, or such longer time as the Chairman of the meeting shall determine, and in such a case, the meeting shall be adjourned until the third business day following the date of the original meeting at the same time and place, or any time fixed by the Chairman of the meeting. At such reconvened meeting, if a quorum is not present within one half-hour from the time designated for such adjourned meeting, the shareholder(s) present shall constitute a quorum.

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

ANTI-TAKEOVER PROVISIONS; MERGERS AND ACQUISITIONS

     MERGER. The Companies Law permits merger transactions with the approval of each party's board of directors and shareholders. In accordance with the Companies Law, a merger may be approved at a shareholders meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. In determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote.

     Under the Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 30 days have passed from the time that the shareholders of each company approved the merger proposal and 50 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies.

     TENDER OFFER. The Companies Law requires a purchaser to conduct a tender offer in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 50% of the voting rights.

     Under the Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company's shares or of any class of shares unless the purchaser makes a tender offer to purchase all of the target company's shares or all the shares of the particular class, as applicable. If, as a result of the tender offer, the purchaser would hold more than 95% of the company's shares or a particular class of shares, the ownership of the remaining shares will be transferred to the purchaser. However, if the purchaser is unable to purchase 95% or more of the company's shares or class of shares, the purchaser may not own more than 90% of the shares or class of shares of the target company.

     TAX LAW. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his Ordinary Shares for shares in a foreign corporation to immediate taxation. Please see Item 10.E, "Additional Information
- Taxation - Israeli Taxation".

10C. MATERIAL CONTRACTS

     See Item 7B. Related Party Transactions for Mr. Kirshenboim.

10D. EXCHANGE CONTROLS

     Pursuant to the Currency Control Law, 1978, and its regulations, as amended, non-residents of Israel are permitted to convert Israeli currency into freely repatriable U.S. Dollars or other non-Israeli currency and transfer such currency out of Israel, including converting dividends (if any) on the Ordinary Shares, and any amounts payable upon the dissolution, liquidation, or winding up of our affairs, at the exchange rate prevailing at the time of conversion, provided that Israeli income tax has been paid or withheld with respect to such amounts to the extent applicable, or an exemption from such payment or withholding requirements has been obtained.

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

ISRAELI TAXATION

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO SHAREHOLDERS

     The following discussion represents a summary of certain Israeli tax laws affecting our shareholders that are reasonably anticipated to be material to such shareholder, all as in effect as of the date of this Report and all of which are subject to change, possibly on a retroactive basis. To the extent that the discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice, and does not cover all possible tax considerations.

     EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE ISRAELI AND U.S. FEDERAL, STATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN SUCH TAX LAWS.

CAPITAL GAINS

     Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between "Real Gain" and the "Inflationary Surplus". Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

     The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a "Controlling Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of sale or at any time during the preceding 12 months period) such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject on August 10, 2005, to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (29% in 2007 and 27% in 2008). The capital gain accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 48% in 2007 and 47% in 2008) and the regular corporate tax rate for corporations (29% in 2007 and 27% in 2008) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003, bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

     Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (29% in 2007 and 27% in 2008 tax rate for a corporation and a marginal tax rate of up to 48% in 2007 and 47% in 2008 for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the Shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange; (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gain is attributed; and
(iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, Pursuant to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty, which generally includes U.S. corporations, U.S. citizens and permanent residents who maintain a permanent home or habitual abode in the U.S. and who are not Israeli residents for Israeli tax purposes ("Treaty U.S. Resident"), will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident, being an individual, is present in Israel for periods aggregating 183 days or more during the fiscal year (in which case any gain on the sale, exchange or disposition of Ordinary Shares may be taxable in Israel), and unless such Treaty U.S. Resident, whether or not an individual, holds or is deemed to hold shares representing at least 10% of the voting power of the Company's stock at any time during the 12 month period prior to the sale, exchange or disposition of the shares, subject to certain conditions. The sale, exchange or disposition of Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company's stock at any time during such preceding 12 month period or who is present in Israel for 183 days or more during the taxable year, would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, if such gain is taxable by Israel because of ownership of 10% or more of the voting power of the Company, the gain would be treated as foreign source income for United States foreign tax credit purposes and such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the United States income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits. If the gain is taxable in Israel because the selling Treaty U.S. Resident is an individual who was present in Israel for 183 days or more during the taxable year, such United States foreign tax credit will only be available if the sale of the Ordinary Shares took place in Israel.

     Either the seller, the Israeli stockbrokers or financial institution through which the sold securities are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

DIVIDENDS

     A distribution of dividend from income attributed to an "Approved Enterprise" will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividend from income, which is not attributed to an "Approved Enterprise" to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a "Controlling Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 months period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

     Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a "Controlling Shareholder" (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Under the U.S.- Israel Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an "approved enterprise" under the Law for the Encouragement of Capital Investments of 1959- the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

     An Israeli resident company whose shares are listed in a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporation - 15%, (ii) Israeli resident individual
- 15%, and (iii) non-Israeli resident - 15%, subject to a reduced tax rate under an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation - 0%, (ii) Israeli resident individual - 20% (iii) non-Israeli resident - 20%, subject to a reduced tax rate under an applicable double tax treaty.

ESTATE AND GIFT TAX

     The Israeli law presently does not impose estate or gift tax.

10F. DIVIDENDS AND PAYMENT AGENTS

     Not applicable.

10G. STATEMENTS BY EXPERTS

     Not applicable.

10H. DOCUMENTS ON DISPLAY

     A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices. In addition, our filings with the Securities and Exchange Commission may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

     Our Ordinary Shares are quoted on the NASDAQ Capital(R) Market. You may inspect reports and other information concerning ACS - Motion Control Ltd. at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     Under the Nasdaq corporate governance rules, foreign private issuers are exempt from many of the requirements if they elect to be exempted from such requirements, provided they are not prohibited by home country practices. We received an exemption from the requirement to distribute an annual report to our shareholders prior to the annual general meeting of shareholders. The basis for the exemption is the fact that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders.

10I. SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL

     The currency of our primary economic environment is the dollar. However, we have balances and activities in other currencies, mainly NIS, as explained elsewhere in this annual report. We are therefore exposed to market risks arising from changes in currency exchange rates. We are also exposed to market risks arising from changes in interest rates.

EXCHANGE RATE RISK MANAGEMENT

     Our functional currency is the dollar. Accordingly, we attempt to protect ourselves against exposure arising from the difference between assets and liabilities in NIS and the dollar, or "Balance Sheet Exposure". We strive to limit our exposure through "natural" hedging, i.e., attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible. However, this method of "natural" hedging is not always achievable. However, we do not currently utilize, and have no plans to utilize in the future, currency hedging instruments, and we do not hold or issue derivative securities.

INTEREST RATE RISK

     As of December 31, 2007, cash and cash equivalents in the amount of U.S. $3,136,000 bore interest at fixed rates of 2.93% - 4.00% per annum. As of December 31, 2007, held-to-maturity marketable securities in the amount of U.S. $5,085,000, with the same aggregate fair market value, consisted mainly of non-Israeli debentures. These marketable securities bore interest at the rates of 3.0%-6.4% per annum and mature as follows: U.S. $4,103,000 in 2008 and U.S. $982,000 in 2009. Due to the relatively short-term maturities of our cash, deposits, and securities portfolio, an immediate 10% change in interest rates is not expected to have a material effect on our near-term financial condition or results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

     (a) DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the period covered by this Annual Report, the Company's management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (ii) accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

     (b) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

     The Company's management (with the participation of the chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

     This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

     This management report on internal control over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that Section.

     (C) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING: There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Alexandra Pluber, who is an independent director (as defined under Rule 4200(a)(15) of The Nasdaq Marketplace Rules) and serves on our audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

     In April 2004, our Board of Directors adopted a Code of Ethics that applies to all employees, directors, and officers of the Company, including the chief executive officer, chief financial officer, controller, or persons performing similar functions. A copy of our Code of Ethics may be obtained, without charge, upon a written request addressed to our investor relations department, Ramat Gabriel Industrial Park, P.O.B 5668, Migdal Ha'Emek 10500, Israel.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

FEES AND SERVICES

     The table below summarizes all the audit fees paid by us during each of 2006 and 2007 to our principal independent registered public accountant during such years.

                         Year Ended December 31,  Year Ended December 31,
                                   2006                   2007
                          --------------------    --------------------
Services Rendered           Fees     Percentage     Fees     Percentage
-----------------         --------    --------    --------    --------
                                (In thousands, except percentage)

Audit Fees (1)            $     66          89    $     64         100
Audit-Related Fees (2)           -           -           -           -
Tax Fees (3)              $      8          11           -           -
All Other Fees (4)               -           -           -           -
Total                     $     74         100    $     64         100

(1) Includes the aggregate fees billed for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as statutory audits, consents and assistance with and review of documents filed with the SEC..

(2) Includes the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

(3) Includes the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit of the financial statements. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

(4) Includes the aggregate fees billed for products and services provided other than those included in "Audit Fees," Audit-Related Fees," or "Tax Fees."

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

The audit committee of our Board of Directors chooses and engages our independent auditors to audit the Company's financial statements. Our audit committee has adopted a policy requiring management to obtain the audit committee's approval before engaging our independent auditors to provide any audit or permitted non-audit services to the Company or its subsidiaries. This policy, which is designed to ensure that such engagements do not impair the independence of our auditors, requires the audit committee to pre-approve annually various audit and non-audit services that may be performed by the Company's auditors. Pre-approval of an audit or non-audit service may be given on an individual basis. In addition, the Audit Committee limited the aggregate amount of fees the Company's auditors may receive during 2007 for non-audit services. Services not pre-approved by the Audit Committee require pre-approval by the Audit Committee on a case-by-case basis. The Audit Committee is not permitted to approve the engagement of the Company's auditors for any services that fall into a category of services that is not permitted by applicable law or if the services would be inconsistent with maintaining the auditor's independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE.

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATE PURCHASERS.

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

Index to Consolidated Financial Statements                       F-1

ACS MOTION CONTROL LTD.

Reports of Independent  Registered Public Accounting Firms       F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets                                   F-3 - F-4
Consolidated Statements of Operations                            F-5
Statements of Changes in Shareholders' Equity                    F-6
Consolidated Statements of Cash Flows                            F-7
Notes to the Consolidated Financial Statements                F-8 - F-47
Appendix                                                         F-48

ITEM 19. EXHIBITS

 EXHIBIT NO.

     1.1 Memorandum of Association (incorporated herein by reference to Exhibit 3.1 to our Registration Statement (Registration No. 333-6810) on Form F-1, as amended, declared effective on September 24, 1997).

     1.2       Amended and Restated Articles of Association filed herewith.

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

  13.(a).1 Certification of CEO/CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

  15.(a).1 Consent of Kost Forer Gabbay & Kasierer - A member of Ernst & Young Global.

                  ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

                  ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2007

                                TABLE OF CONTENTS

                                                                       PAGE
                                                                  --------------

Report of Independent Registered Public Accounting Firm                F - 2

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets                                        F - 3 - F - 4

Consolidated Statements of Operations                                  F - 5

Statements of Changes in Shareholders' Equity                          F - 6

Consolidated Statements of Cash Flows                                  F - 7

Notes to the Consolidated Financial Statements                    F - 8 - F - 49

Appendix - List of Associated Companies                               F - 50

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                   THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
                             ACS MOTION CONTROL LTD.

      We have audited the accompanying consolidated balance sheets of ACS Motion Control Ltd. ("the Company") and its subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations, changes in shareholders equity, and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Israel which differ in certain aspects from U.S. generally accepted accounting principles, as described in Note 18 to the consolidated financial statements.

                                            KOST FORER GABBAY & KASIERER
                                           A MEMBER OF ERNST & YOUNG GLOBAL

Haifa, June 30, 2008

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

                                                                                            DECEMBER 31,
                                                                                       -----------------------
                                                                              NOTES       2007         2006
                                                                             -------   ----------   ----------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                                     3     $    3,136   $    3,042
   Marketable debt securities                                                               4,103        2,619
   Trade receivables (net of allowance for doubtful accounts in the amount
      of $50 and $45 as of December 31, 2007 and 2006, respectively)             4          1,966        2,335
   Inventories                                                                   5          2,534        3,356
   Other accounts receivable                                                     6            422          485
                                                                                       ----------   ----------

TOTAL CURRENT ASSETS                                                                       12,161       11,837
                                                                                       ----------   ----------

LONG-TERM ASSETS
   Deferred income taxes                                                        13            123          110
   Marketable debt securities                                                                 982        1,933
   Investment in other company                                                   7            363        1,002
   Inventories                                                                   5            906          302
   Other receivable                                                                            71          104
                                                                                       ----------   ----------
TOTAL LONG-TERM ASSETS                                                                      2,445        3,451
                                                                                       ----------   ----------

PROPERTY AND EQUIPMENT                                                           8
   Cost                                                                                     3,951        3,648
   Less - accumulated depreciation                                                          3,416        3,160
                                                                                       ----------   ----------
                                                                                              535          488
                                                                                       ----------   ----------

TOTAL ASSETS                                                                           $   15,141   $   15,776
                                                                                       ==========   ==========

    The accompanying notes are an integral part of the consolidated financial statements.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. Dollars in thousands, except per share data

                                                                                    DECEMBER 31,
                                                                                --------------------
                                                                        NOTES      2007       2006
                                                                        -----   ---------   --------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Trade payables                                                               $   1,569   $  1,440
   Other accounts payable and accruals                                    9         1,104      1,226
                                                                                ---------   --------
TOTAL CURRENT LIABILITIES                                                           2,673      2,666
                                                                                ---------   --------

ACCRUED SEVERANCE PAY, NET                                               10           198        202
                                                                                ---------   --------

CONTINGENCIES AND COMMITMENTS                                            11

SHAREHOLDERS' EQUITY                                                     12
   Share capital - Ordinary Shares of New Israeli Shekels
      (NIS) 0.01 par value
   Authorized - 8,000,000 shares as of December 31, 2007 and 2006;
   Issued - 3,280,752 and 3,266,752 shares as of December 31, 2007 and 2006, respectively;
   Outstanding - 3,280,751 and 3,266,751 shares as of December 31,
      2007 and 2006, respectively.                                                     10         10
   Additional paid-in capital                                                       7,376      7,329
   Treasury shares - at cost (1 share as of December 31, 2007 and
      2006)                                                                          (150)      (150)
                                                                                ---------   --------
   Retained earnings                                                                5,034      5,719
                                                                                ---------   --------
TOTAL SHAREHOLDERS' EQUITY                                                         12,270     12,908
                                                                                ---------   --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $  15,141   $ 15,776
                                                                                =========   ========

 June 30, 2008       By: /s/ Dror Marom             By: /s/ Ze'ev Kirshenboim
----------------  -------------------------   ----------------------------------
Date of approval        DROR MAROM                       ZE'EV KIRSHENBOIM
                  Chief Executive officer          Chief Financial officer and,
                                                       Chairman of the Board

    The accompanying notes are an integral part of the consolidated financial statements.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. Dollars in thousands, except share data

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                -------------------------------
                                                                        NOTES      2007       2006       2005
                                                                        -----   ---------   --------   --------
Revenues                                                                 14a    $   8,868   $ 13,503   $ 11,428
Cost of revenues                                                         14b        4,661      6,877      5,657
                                                                                ---------   --------   --------

Gross profit                                                                        4,207      6,626      5,771
                                                                                ---------   --------   --------

Research and development costs:
Costs incurred                                                                      2,303      2,065      1,629
Less participations                                                                  (438)      (340)       (17)
                                                                                ---------   --------   --------

Research and development costs, net                                                 1,865      1,725      1,612
Sales and marketing expenses                                                        1,659      1,783      1,553
General and administrative expenses                                      14c        1,565      1,675      1,584
                                                                                ---------   --------   --------

Total operating costs                                                               5,089      5,183      4,749
                                                                                ---------   --------   --------

Operating income (loss)                                                              (882)     1,443      1,022

Financing income, net                                                    14d          287        167         12
Other income (expenses)                                                   7          (169)        (9)         4
                                                                                ---------   --------   --------

Income (loss) before income taxes                                                    (764)     1,601      1,038

Income taxes                                                             13f           79        (64)       (64)
                                                                                ---------   --------   --------

Net income (loss)                                                               $    (685)  $  1,537   $    974
                                                                                =========   ========   ========

Earnings (loss) per share:                                               14e
Basic and diluted net earnings (loss) per share                                 $   (0.21)  $   0.48   $   0.32 *

Weighted average number of shares used in computation
   of earnings (loss) per share (in thousands)
Basic                                                                               3,277      3,207      3,079
                                                                                ---------   --------   --------
Diluted                                                                             3,277      3,213      3,079
                                                                                ---------   --------   --------

*     The comparative data for 2005 was restated - See Note 2(x)

    The accompanying notes are an integral part of the consolidated financial statements.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. Dollars in thousands, except share data

                                                     SHARE CAPITAL
                                                  -------------------
                                                    NO. OF              TREASURY    SHARE    RETAINED
                                                   SHARES**    AMOUNT    STOCK     PREMIUM   EARNINGS    TOTAL
                                                  ----------   ------   --------   -------   --------   --------
BALANCE AT JANUARY 1, 2005                         3,076,846   $    9   $   (346)  $ 6,713   $  3,208   $  9,584

Options exercised                                     11,930        1          -        30          -         31
Net income                                                 -        -          -         -        974        974
                                                  ----------   ------   --------   -------   --------   --------

BALANCE AT DECEMBER 31, 2005                       3,088,776       10       (346)    6,743      4,182     10,589

Treasury stock reissued for exercised Options         24,800        -        196       (35)         -        161
Stock based compensation                                   -        -          -        23          -         23
Options exercised                                    153,175      * -          -       598          -        598
Net income                                                 -        -          -         -      1,537      1,537
                                                  ----------   ------   --------   -------   --------   --------

BALANCE AT DECEMBER 31, 2006                       3,266,751       10       (150)    7,329      5,719     12,908

Stock based compensation                                   -        -          -        15          -         15
Options exercised                                     14,000      * -          -        32          -         32
Net loss                                                   -        -          -         -       (685)      (685)
                                                  ----------   ------   --------   -------   --------   --------

BALANCE AT DECEMBER 31, 2007                       3,280,751   $   10   $   (150)  $ 7,376   $  5,034   $ 12,270
                                                  ==========   ======   ========   =======   ========   ========

*     Less than $1.

**    Net of 1 share treasury stock.

    The accompanying notes are an integral part of the consolidated financial statements.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

                                                                        YEAR ENDED DECEMBER 31,
                                                                     -----------------------------
                                                                       2007      2006       2005
                                                                     -------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                    $  (685)  $  1,537   $    974
Adjustments required to reconcile net income to net cash provided by operating activities:
Capital loss                                                               -          -         (4)
Impairment of investment in investee                                     639        216          -
Depreciation                                                             256        350        358
Stock based compensation                                                  15         23          -
Deferred taxes                                                            13         (4)        62
Accrued severance pay, net                                                (4)        68        (18)

Changes in operating asset and liability items:
Decrease in trade receivables                                            369        182        653
Decrease (increase) in other receivables                                  37       (140)         5
Increase (decrease) in trade payables                                    129        322       (258)
Increase (decrease) in accounts payable and accruals                    (122)       196       (199)
Decrease (increase) in inventories                                       218       (825)       (49)
                                                                     -------   --------   --------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                865      1,925      1,524
                                                                     -------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                                      (303)      (183)      (116)
Investment in marketable equity securities                                 -        511       (511)
Investment in marketable debt securities                                (533)    (1,627)    (1,925)
Prepaid expenses and lease deposits                                       33         16        (15)
Proceeds from sale of property and equipment                               -          -         27
                                                                     -------   --------   --------

NET CASH USED IN INVESTING ACTIVITIES                                   (803)    (1,283)    (2,540)
                                                                     -------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from options exercised by employees                              32        759         31
                                                                     -------   --------   --------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                 32        759         31
                                                                     -------   --------   --------

Net increase (decrease) in cash and cash equivalents                      94      1,401       (985)
Balance of cash and cash equivalents at the beginning of the year      3,042      1,641      2,626
                                                                     -------   --------   --------

BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR          $ 3,136   $  3,042   $  1,641
                                                                     =======   ========   ========

SUPPLEMENTARY DISCLOSURE OF CASH FLOWS INFORMATION -

Cash paid during the period for:

Income taxes                                                         $    13   $     43   $    182
                                                                     =======   ========   ========

    The accompanying notes are an integral part of the consolidated financial statements.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

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

           5.   INTERESTED PARTIES       - As defined in Section I of the
                                           Israeli Securities Law.

           6.   CONTROLLING SHAREHOLDERS - As defined in Israeli Securities
                                           Regulations (Presenting Transactions
                                           between a Company and its Controlling
                                           Shareholder in Financial Statements),
                                           1996 and in According Standard
                                           No. 23.

           7.   CONSUMER PRICE INDEX     - The Israeli Consumer Price Index
                                           ("CPI") published by the Israeli
                                           central bureau of statistics.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

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

           C.    CASH EQUIVALENTS

                 Cash equivalents are short-term highly liquid investments, including unrestricted short-term bank deposits that are readily convertible to cash with maturities of three months or less at date of acquisition.

           D.    MARKETABLE DEBT SECURITIES

                 Marketable debt securities include debt securities held-to-maturity recorded at cost plus accrued interest. The accrued interest of marketable debt securities is presented in other accounts receivables. The securities, denominated in U.S. dollars, mature in the years 2008-2009 and bear interest of 3.0%-6.4% per annum. As of December 31, 2007 and 2006 gross unrealized gains (losses) amounted to $ 16 and $ (37), respectively.

           E.    INVESTMENT IN OTHER COMPANY

                 Investment in non-marketable shares of a company in which the Company holds less than 20%, and in which the Company does not have the ability to exercise significant influence over operating and financial policies, is recorded at cost.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           E.    INVESTMENT IN OTHER COMPANY (CONT.)

                 Management evaluates its investment in other company for evidence of other than temporary declines in value in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary. Investment in other company is stated at cost, net of impairment losses for declines in value if they are judged by the Company's management to be other than temporary, see Note 2i(2) and Note 7.

           F.    INVENTORIES

                 As of January 1, 2007, the Company applies Accounting Standard No. 26, "Inventories". Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs or completion and costs necessary to make the sale. An evaluation of net realizable value is carried out in each subsequent period.

                 Cost of inventory includes the inventory purchase cost and the costs required to bring the inventory to its current location and condition. Cost is determined as follows:

                 Materials and parts - using the "first-in, first-out" method.

                 Work in progress and finished products - on the basis of average cost including materials, labor and other direct and indirect manufacturing costs.

                 Inventory write - off is provided for slow - moving items or technological obsolescence or other situations for which recoverability is not probable.

                 Inventories classified as long-term related mainly to essential items required for the companies products which availability is expected to decrease in the near future.

                 The Company periodically evaluates the condition and age of inventories and provides for slow moving inventories accordingly. If in a particular period, production is not at normal capacity, the cost of inventories does not include fixed overhead costs in excess of those allocated based on normal capacity. Such unallocated overhead costs are recognized as expenses in the statement of income in the period in which they are incurred. Furthermore, cost of inventories does not include abnormal amounts of materials, labor and other costs resulting g from inefficiency.

                 During 2007, the Company and its subsidiary recorded an inventory write-off of in the amount of $400.

                 The initial adoption of the standard had no material effect on the Company financial statements.

           G.    ALLOWANCE FOR DOUBTFUL ACCOUNTS

                 The allowance for doubtful accounts is principally determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           H.    FIXED ASSETS

                 As of January 1, 2007, the Company applies the provision of accounting standards No. 27 "Fixed assets" of the Israel Accounting Standards Board ("the Standards"). Fixed assets are stated at cost, including direct acquisition costs, less accumulated impairment losses, accumulated depreciation and investment grants, and excluding day-to-day servicing expenses. Depreciation is calculated by the straight-line method over the estimated useful life of the assets at the following annual rates:

                                                                %
                                                            ---------
                    Computers and equipment (mainly 33%)     15 - 33
                    Office furniture and equipment              7

                 Leasehold improvements are depreciated throughout the lease period which does not exceed the estimated economic life of the asset.

                 The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see Note 2i(1) ).

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

                       The recoverable amount of the cash generating unit is principally determined based on the value in use of each cash generating unit and the recoverable amount of the other assets is measured, in part, by value in use and, in part, by selling price. The assessment of an asset's value in use is based on management's best estimate of the conditions that will exist over the remaining useful life of the asset and on the asset's present condition. In determining the asset's net selling price, the Company's management relies on the estimates of its experts. During 2005, 2006, 2007 no impairment losses were identified.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

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

                       Deferred tax balances are measured using the enacted tax rates expected to be in effect when the differences are expected to reverse, based on the applicable tax laws at balance sheet date. The amount for deferred taxes in the statement of operations represents the changes in said balances during the reported year.

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

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           K.    REVENUE RECOGNITION

                 Revenues are recognized in the statement of operations when they can be measured reliably, the economic benefits associated with the transaction are expected to flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration in the transaction less commercial rebates, volume discounts and returns.

                 Revenues from sale of goods are recognized once all the significant risks and rewards of ownership of the goods have been transferred to the buyer, the seller no longer retains continuing managerial involvement to the degree usually associated with ownership and no longer retains effective control over the goods sold.

                 With regard to new customers, the Company either requires advance payment, or performs credit checks prior to extending any credit. The Company does not grant a right of return. The Group markets its products through its direct sales force and through distributors that are considered as final customers.

           L.    CUSTOMER DISCOUNTS:

                 Current customer discounts are recognized in the financial statements upon receipt and are deducted from sales revenues.

                 Customer discounts given at the end of the year and in respect of which the customer is not obligated to comply with certain targets, are recognized in the financial statements as the purchases which entitle the customer to said discounts are made.

                 Customer discounts for which the customer is required to meet certain targets, such as a minimum amount of annual purchases (either quantitative or monetary), an increase in purchases compared to previous periods, etc. are recognized in the financial statements in proportion to the purchases made by the customer during the year that qualify for the target, provided that it is expected that the targets will be achieved and the amount of the discount can be reasonably estimated. The estimate as to meeting the targets is based, among others, on past experience, on the Company's relationship with the customers and on the expected amount of purchases by the customers in the remaining period.

           M.    ALLOWANCE FOR WARRANTY

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

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           M.    ALLOWANCE FOR WARRANTY (CONT.)

                 Changes in the Group's provision for warranty during the year are as follows:

                                                                        2007    2006
                                                                       -----   -----
                 Balance, at January 1                                 $  41   $  33
                 Warranties issued during the year                        10      35
                 Warranties forfeited or exercised during the year       (29)    (27)
                                                                       -----   -----

                 Balance, at December 31                               $  22   $  41
                                                                       =====   =====

           N.    RESEARCH AND DEVELOPMENT COSTS, NET

                 Research and development costs, net of participations, are charged to the statements of operations as incurred. The grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and are presented as a deduction from research and development costs.

           O.    ADVERTISING EXPENSES

                 Advertising expenses are charged to the statements of operations as incurred.

           P.    EARNING (LOSS) PER SHARE

                 Earnings (losses) per share are computed according to the number of Ordinary shares. Basic earnings (losses) per share only include shares that were actually outstanding during the period and potential Ordinary shares (convertible securities such as employee options) are only included in the computation of diluted earnings per share if their effect dilutes earnings (losses) per share by reducing earnings per share upon conversion or by increasing loss per share from continuing operations. Furthermore, convertible securities that have been converted during the period are included in diluted earnings per share only until the conversion date and starting from that date in basic earnings per share.

           Q.    FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION

                 As of January 1, 2006, the Company applies of Accounting Standard No. 22 regarding financial instruments: disclosure and presentation" ("AS 22"). The adoption of the standard has not had any impact on the Company's financial statements.

                 The Company's shares held by the Company are presented at cost and deducted from shareholders' equity (treasury stock).

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           R.    SHARE-BASED PAYMENTS

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

                 The Company granted 30,248 options subsequent to March 15, 2005 that had not yet vested as of January 1, 2006. The options are exercisable at an exercise price of $4.3 which was equal to the quoted market price of the Company's share at the date of grant. The fair value of these options as of the grant date was approximately $95. In December 2007 the Company granted 13,100 options to a senior employee. The options are exercisable at an exercise price of $4.08, which was higher than the $3.35 quoted market price of the Company's share at the date of the grant. The fair value of these options as of the grant date was approximately $23.

                 The Company estimates the fair value of stock options granted using the Binominal model with the following assumptions:

                   BINOMIAL MODEL
                   --------------

                   Dividend yield                             0%
                   Expected volatility                        75%
                   Risk-free interest rate                 3.4%-4.3%
                   Forfeiture rates              0% for employees and officers
                   Suboptimal exercise factor   2.6 for employees and officers

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           R.    SHARE-BASED PAYMENTS (CONT.)

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

                 Equity-settled transactions:

                 The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments on the date of grant. The fair value is determined using a binomial option-pricing model.

                 The cost of equity-settled transactions is recognized in the income statement together with a corresponding increase in shareholders' equity over the period during which the service conditions apply and ending on the date of the employees' entitlement to compensation ("the vesting period"). The cumulative expense recognized in respect of equity-settled transactions for each reported period through the vesting date reflects the Group's best estimate of the number of equity instruments that will eventually vest. The charge or credit in the income statement for the period reflects the change in the cumulative expense recognized at the beginning and end of the period.

                 In the event of changes in the terms of an equity-settled transaction, an expense recognized for the amount that would have been recognized had there not been a change in terms. An additional expense is recognized in respect of any change that increases the total fair value of the share-based payment or that benefits the employee/service provider as measured on the date of change.

                 The cancellation of an equity-settled grant is treated as if the grant had vested as of the date of cancellation and the as yet unrecognized expense in respect of the grant is recognized immediately. If the cancelled grant is replaced by a new grant which is identified as a replacement grant as of the date of grant, both the cancelled grant and the replacement grant are treated as a change in the terms of the original grant as described in the preceding paragraph.

                 No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           R.    SHARE-BASED PAYMENTS (CONT.)

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

                 Compensation expenses of $15, $23 and $0 were recognized during the years ended December 31, 2007, 2006 and 2005, respectively.

           S.    EXCHANGE RATES

                 The exchange rates of the dollar in relation to the NIS were as follows:

                                     EXCHANGE RATE OF U.S. $1   CHANGES IN EXCHANGE RATE
                        DATE                  TO NIS                  FOR THE YEAR
                 -----------------   ------------------------   ------------------------
                 December 31, 2007   U.S.$1 = NIS 3.846                  (8.97%)
                 December 31, 2006   U.S.$1 = NIS 4.225                  (8.21%)
                 December 31, 2005   U.S.$1 = NIS 4.603                   6.85%

           T.    FINANCIAL RISKS

                 The Group's activities expose it to various financial risks, such as credit risk and exchange rate risks.

                 1.    CREDIT RISK

                       Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash, cash equivalents, marketable debt securities and trade receivables.

                       The Group's cash and cash equivalents are invested in deposits in major Israeli banks. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                       The Company's trade receivables are derived from sales to large independent distributors and customers located mainly in Western Europe, North America and Israel. The Group performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In management's estimations, the allowance for doubtful accounts adequately covers anticipated losses in respect of its accounts receivable credits risks. The Group does not maintain credit risk insurance on sales.

                       The Company's marketable debt securities include investments in high rated marketable debt securities. Management believes that the portfolio is well diversified and accordingly minimal credit risk exists with respect to these marketable securities.

                       The Group has no off-balance-sheet concentration of financial instruments subject to credit risk such as foreign exchange contracts, option contracts or other hedging arrangements.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           T. The Group's activities expose it to various financial risks, such as credit risk and exchange rate risks. (cont.)

                 2.    FOREIGN CURRENCY EXCHANGE RISK

                       The Company's functional currency is the U.S. Dollar. Since some of the Company's assets and liabilities and related expenses are denominated in currencies other than the U.S. Dollar (mainly in NIS), the Company is exposed to changes in currency exchange rates. Accordingly, the Company strives to limit its exposure through "natural" hedging, i.e., attempting to maintain similar levels of assets and liabilities in any given currency, to the extent possible. However, this method of "natural" hedging is not always achievable.

                 3.    INTEREST RATE RISK

                       The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's cash and cash equivalents and held-to-maturity marketable debt securities. The Company's exposure is to variables cash flows as a result of interest rate changes. Due to the relatively short-term maturities of the Company's cash, deposits and securities portfolio, such changes are not expected to have a material effect on the Company's near-term financial condition or results of operations.

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

                       As of December 31, 2007 the fair market value of marketable debt securities held to maturity was $5,085 based on quoted marked prices on stock exchange.

                       The fair value of the Company's investment in shares of a non-public company that are accounted for under the cost method was estimated despite the uncertainty which exists due the lack of a quoted market price and the inability to obtain a valuation of the company without incurring excessive costs. The carrying amount of this investment was $363 as of December 31, 2007 and $1,002 as of December 31, 2006, representing the original cost of acquisition less impairment recognized. (See Note 7).

           U.    USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           V.    TRANSACTIONS BETWEEN THE COMPANY AND A CONTROLLING SHAREHOLDER:

                 Until December 31, 2006, transactions between the Company and the controlling shareholder therein were presented in accordance with the Israeli Securities Regulations (Presentation in the Financial Statements of Transactions between an Entity and its Controlling Shareholder), 1996 (see also Note 15).

                 As of January 1, 2007, the Company applies the provisions of Accounting Standard No. 23, "Accounting Treatment of Transactions between an Entity and its Controlling Shareholder" of the Israel Accounting Standards Board ("the Standard"). The Standard is applicable, among others, to transactions involving the transfer of assets, the assumption of liabilities, indemnification, and the waiver of loans between a company and its controlling shareholder and between companies under common control that occur subsequent to January 1, 2007 as well as to a loan granted or received from the controlling shareholder prior to January 1, 2007.

                 The Standard provides that the assets and liabilities involved in a transaction between a company and its controlling shareholder or between companies under common control be recognized at their fair value on the date of the transaction. The difference between the fair value and the consideration stipulated in the transaction is to be recorded in shareholders' equity, net of any tax effect. A charge to equity essentially constitutes a dividend, consequently resulting in a reduction in retained earnings. A credit to equity essentially constitutes an investment by shareholders and, consequently, is presented as a separate component of shareholders' equity, "Capital reserve from transactions with a controlling shareholder". If the company is not wholly owned by the controlling shareholder, the minority's share of the difference, whether a charge or credit, is to be recorded in "minority interest" in the statement of income. The amount recorded in shareholders' equity will not be transferred to the statement of income, even if in subsequent periods, the items that were the subject of the transactions are derecognized from the financial statements.

                 The initial adoption of the standard had no material effect on the interim financial statements.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           W. DISCLOSURE OF THE EFFECTS OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION:

                 1. Accounting Standard No. 13 (Revised), "Effects of Changes in Foreign Currency Exchange Rates":

                       In May 2007, the Israel Accounting Standards Board published Accounting Standard No. 13 (Revised), "Effects of Changes in Foreign Currency Exchange Rates" ("the Standard"), which deals with determining the functional currency of the Company or of an entity's foreign operations, the translation of transactions in foreign currency, the translation of financial statements of foreign operations and the translation of financial statements from the functional currency to the presentation currency. The Standard applies to financial statements for periods commencing on January 1, 2008 and thereafter.

                       According to the Standard, the term "reporting currency" was replaced by two terms: "functional currency" and "presentation currency".

                       Functional currency:

                       The Company's functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions.

                       The functional currency is separately determined for each investee, including an affiliate which is presented at equity, and is used to measure the investee's financial position and operating results. When the investee's functional currency differs from that of the Company, the investee represents a foreign operation whose financial statements are translated in order to be included in the Company's financial statements as follows:

                       a) Assets and liabilities in all balance sheets presented (including comparative data) are translated at the closing rate as of each balance sheet presented. Goodwill and all fair value adjustments of the assets and liabilities on the date of acquisition of the foreign operation are treated as the foreign operation's assets and liabilities and are translated at the closing rate at each balance sheet date.

                       b) Income and expenses for every period presented in the statements of income (including comparative data) are translated at the average exchange rates for each of the periods presented; however, if there have been significant changes in foreign exchange rates, income and expenses are translated at the exchange rate prevailing on the dates of the actual transactions.

                       c) Share capital, capital reserves and other changes in capital are translated at the exchange rate prevailing as of the date of incurrence.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 2  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

           W. DISCLOSURE OF THE EFFECTS OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (CONT.):

                 1. Accounting Standard No. 13 (Revised), "Effects of Changes in Foreign Currency Exchange Rates" (cont.):

                       d) Retained earnings are translated based on the opening balance at the exchange rate as of that date and other relevant transactions during the period are translated as described in b) and c) above.

                       e) All translation differences are recorded as a separate item in shareholders' equity ("foreign currency translation adjustments of foreign operations").

           X.

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

                 As a result of the initial adoption of the provisions of AS 21, the comparative data of earnings per share relating to the year ended December 31, 2005 has been restated. These comparative data, prior to restatement, was $0.31 for basic earnings per share (per NIS 1 par value) and was $0.26 for diluted earnings per share (per NIS 1 par value) for the aforementioned year.

                 The Company has restated its financial statement for the year ended December 31, 2005 in order to retroactively reflect the effect of the change in the accounting treatment of earnings per share:

                 Statements of operations:

                                                             YEAR ENDED DECEMBER 31, 2005
                                                          ----------------------------------
                                                                                      AS
                                                                                   PRESENTED
                                                              AS                   IN THESE
                                                          PREVIOUSLY      THE      FINANCIAL
                                                           REPORTED     CHANGE    STATEMENTS
                                                          ----------   --------   ----------
                                                               REPORTED IN U.S DOLLARS
                                                          ----------------------------------
                 Basic net earnings per share             $     0.31   $   0.01   $     0.32
                                                          ==========   ========   ==========
                 Diluted net earnings per share           $     0.26   $   0.06   $     0.32
                                                          ==========   ========   ==========

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 3  -  CASH AND CASH EQUIVALENTS

                                               INTEREST RATE AT
                                              ------------------   -------------------
                                                  DECEMBER 31,         DECEMBER 31,
                                              ------------------   -------------------
                                               2007       2006       2007       2006
                                              ------   ---------   --------   --------
                                                      %
                                              ------------------
           CASH
           Denominated in NIS                                      $     12   $     31
           Denominated in U.S $                                         625        531

           BANK DEPOSITS
           Denominated in NIS                  2.93    3.9 - 4.1        163        331
           Denominated in U.S.$                  4      3 - 5.35      2,336      2,149
                                                                   --------   --------
                                                                   $  3,136   $  3,042
                                                                   ========   ========

NOTE 4  -  TRADE RECEIVABLES, NET

                                                                       DECEMBER 31,
                                                                   -------------------
                                                                     2007       2006
                                                                   --------   --------
           Open accounts                                           $  2,016   $  2,380
           Less: allowance for doubtful accounts                        (50)       (45)
                                                                   --------   --------
                                                                   $  1,966   $  2,335
                                                                   ========   ========

           Trade receivables classified by geographical markets are as follows:

                                                                       DECEMBER 31,
                                                                   -------------------
                                                                     2007       2006
                                                                   --------   --------
           United States                                           $    400   $    646
           Europe                                                       345        555
           Israel                                                     1,114      1,053
           Far East                                                     107         81
                                                                   --------   --------
                                                                   $  1,966   $  2,335
                                                                   ========   ========

NOTE 5  -  INVENTORIES

                                                                       DECEMBER 31,
                                                                   -------------------
                                                                     2007       2006
                                                                   --------   --------
           Included in current assets:
           Raw and packaging materials                             $  1,637   $  2,159
           Products in process                                          576        866
           Finished goods                                               321        331
                                                                   --------   --------
                                                                   $  2,534   $  3,356
                                                                   ========   ========
           Included in long-term assets:
           Raw and packaging materials                             $    906   $    302
                                                                   ========   ========

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 6  -  OTHER ACCOUNTS RECEIVABLE

                                                          DECEMBER 31,
                                                      -------------------
                                                        2007       2006
                                                      --------   --------

           Institutions                               $     75   $    104
           Grants receivable *                              91         34
           Interest receivable                              65         81
           Deferred income taxes                            76        102
           Prepaid expenses                                 43         51
           Advances to vendors                              37         71
           Others                                           35         42
                                                      --------   --------
                                                      $    422   $    485
                                                      ========   ========

           *     From the Office of the Chief Scientist in Israel (see Note
                 11a).

NOTE 7  -  INVESTMENT IN OTHER COMPANY

           Includes an investment in "Netzer Precision Motion Sensors Ltd." ("Netzer"), an Israeli private start up company, which is engaged in the development and production of motion sensors based on proprietary technology. As of December 31, 2007, the Company's share in the voting rights in Netzer was 11.53% and it was accounted for under the cost basis.

           In January 2006 Netzer signed an agreement with SICK AG ("Sick"), a German company, and with SICK Sensors Ltd. ("Sick Sensors"), Sick's wholly owned Israeli subsidiary, whereby Sick Sensors purchased Netzer's IP, including patents, production files, development projects database, and general database.

           The consideration for the assets sold was as follows:

           a.   Euro 3,000 at closing.

           b. Euro 3,000 will be paid after completion, in the period specified, of three R&D projects milestones (for each one 1 million Euros).

           c. Euro 0.02 royalty payments will be paid per each sensor head sold by Sick Sensors until 2012.

           In 2006 the first payment of 1 million Euro was paid. In 2007 the second payment of 1 million Euro was paid. In March 2008, a third payment of Euro 800 was made. Sick Sensors deducted Euro 200 from the last payment for an alleged delay in the third R&D project.

           Netzer reserved the right to continue to market and develop its Non Industrial Automation products, for military, aerospace, avionics, marine, transportation and other specific applications. Netzer continues to operate in the Non Industrial Automation market.

           In January 2006, Netzer's shareholders resolved that the total consideration received will be distributed to the existing shareholders pro rata to the holdings of all shareholders. In addition it was resolved that all legal and other fees related to the transaction and repayment of $300 loan from a shareholder, shall be deducted from the transaction funds prior to any distribution.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 7  -  INVESTMENT IN OTHER COMPANY (CONT.)

           Till December 31, 2007 the Company received $684 dividends from Netzer, of which $468 was received in 2007.

           The Company reviewed the fair value of the investment in Nezter, and determined that impairment in the amount of $637 is required.

           The dividend received and the impairment loss resulted in a net expense of $169 recorded in other expenses in the statement of operations of the year ended December 31, 2007.

NOTE 8  -  PROPERTY AND EQUIPMENT

           Composed as follows:

                                                                      2007
                                                     --------------------------------------
                                                      BALANCE AT    ADDITIONS
                                                     BEGINNING OF     DURING     BALANCE AT
                                                         YEAR        THE YEAR   END OF YEAR
                                                     ------------   ---------   -----------
           COST
           Computers and equipment                   $      2,665   $     269   $     2,934
           Office furniture and equipment                     389           4           393
           Leasehold improvements                             594          30           624
                                                     ------------   ---------   -----------
                                                            3,648         303         3,951
                                                     ------------   ---------   -----------
           ACCUMULATED DEPRECIATION
           Computers and equipment                          2,316         180         2,496
           Office furniture and equipment                     344          16           360
           Leasehold improvements                             500          60           560
                                                     ------------   ---------   -----------
                                                     $      3,160   $     256   $     3,416
                                                     ------------   ---------   -----------
           Depreciated cost at end of year           $        488               $       535
                                                     ============               ===========

           Amortization expenses amounted to $256, $350 and $ 358 for the years ended December 31, 2007, 2006 and 2005.

NOTE 9  -  OTHER ACCOUNTS PAYABLE AND ACCRUALS

                                                                         DECEMBER 31,
                                                                    -----------------------
                                                                       2007        2006
                                                                    ---------   -----------
           Payroll and related expenses                             $     348   $       395
           Provision for vacation pay                                     121            93
           Governmental Institutions                                      378           373
           Accrued expenses                                               167           252
           Provision for warranty                                          22            41
           Other                                                           68            72
                                                                    ---------   -----------
                                                                    $   1,104   $     1,226
                                                                    =========   ===========

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 10 -  ACCRUED SEVERANCE PAY, NET

           a. The Company's liability for severance pay to its Israelis employees is covered by monthly deposits with insurance companies, pension funds and by an accrual. As the amounts deposited with the insurance companies and pension funds are not under the control or management of the Company, such deposits and the respective liabilities are not reflected in the balance sheet. An accrual has been recorded in the balance sheet for the Company's liability for severance pay which is not covered by the aforementioned payments to insurance companies. In the Israeli company employees dismissed before attaining retirement age are entitled to severance pay computed on the basis of their most recent salary.

                 The amounts deposited may be withdrawn only after fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

                 Severance pay expenses for the years ended December 31, 2007, 2006 and 2005, amounted to $138, $205 and $132, respectively.

                                                           DECEMBER 31,
                                                     ----------------------
                                                        2007         2006
                                                     ----------   ---------

                 Accrued severance pay               $      216   $     215
                 Less - Severance pay fund                  (18)        (13)
                                                     ----------   ---------
                                                     $      198   $     202
                                                     ==========   =========

           b. Tech 80 adopted a Savings Incentive Match Plan for Employees (SIMPLE) as of January 1, 2000. All employees are eligible to participate. The plan allows employees to contribute each year up to $10 of eligible compensation and requires Company contributions as specified in the plan agreement. Tech 80' contributions to the plan for the years ended December 31, 2007, 2006 and 2005, were approximately $10, $12 and $12, respectively.

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

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 11 -  CONTINGENCIES AND COMMITMENTS (CONT.)

           a.    ROYALTY COMMITMENTS (CONT.)

                       As of December 31, 2007 and 2006, the cumulative amount of royalty-bearing participations received was $4,612 and $4,174, respectively, less royalties paid or accrued of $2,469 and $2,243, respectively. (As to royalties expenses see Note 14b).

                       In 2004 the Company received letters from the OCS, claiming that the royalties for the years 2002 and 2003 should be computed on sales of all of the Company's products, and not only on sales of products that the Company claims that were developed with the OCS support. Accordingly, the OCS asked for additional royalties in the amount of approximately $850. Management believes, based on the opinion of its legal advisors, that the Company does not owe any additional royalties to the OCS in respect of products that the Company sold. The Company believes that its computations are correct and discussions are held with the OCS in order to settle the matter. The Company did not record a provision in respect of the above amount.

                 2. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Abroad in consideration for the financial support received from the Fund for the encouragement of the Company's exports. The royalties are payable at the rate of 4% of the increase in exports in future years as compared to the base year. The amount of the commitment is limited to the amount of the Fund's participation in the amount of $270, less royalties paid and accrued of $20. In 2003 the Fund for Encouragement of Marketing Abroad was officially closed by the Israeli government.

           b.    LEASE COMMITMENTS

                 Rental and operating expenses in 2007, 2006 and 2005 amounted to $167, $152 and $157, respectively.

                 Effective December 1997, the Company entered into a lease agreement, for the period March 1, 1998 through January 31, 2008, for its premises in Migdal Ha'Emek. The rental payments are payable in NIS and are linked to the CPI. To secure the above rental payments, the Company established a bank guarantee at the amount of $40, in favor of its landlord. In February 2007, the Company extended the term of the lease for an additional three years. The updated lease agreement contains two two-year renewal options.

                 In 2003, the Company's subsidiary, Tech-80, signed a noncancellable operating lease which expires in December 2008. Tech80 provided the lessor, a $75 letter of credit. The letter of credit was be reduced to $25 in 2007 and will terminate in 2008.

                 In addition to the rent, the Company and Tech-80 each pay for annual operating expenses of the premises in accordance with each respective company's lease agreement. The operating expenses include taxes, maintenance costs and repairs.

                 The Company also leases vehicles for the use of its employees under operating lease agreements.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 11 -  CONTINGENCIES AND COMMITMENTS (CONT.)

           b.    LEASE COMMITMENTS (CONT.)

                 Future minimum lease payments (not including linkage to the CPI) on the leases of the Company and the subsidiary, are as follows, for the years ending December 31:

                                                    RENTAL     VEHICLE
                                                    LEASES     LEASES
                                                    ------     -------

                 2008                               $  133     $   193
                 2009                                   81         123
                 2010                                   80          73
                 2011                                   81           5
                 2012 and beyond                       256           -
                                                    ------     -------

                                                    $  631     $   394
                                                    ======     =======
           c.    CLAIMS

                 In December 2001, a former senior employee filed a claim against the Company demanding payment in respect of the exercise of stock options to purchase Company shares and other salary related items. The total amount of the claim is in the amount of $357.

                 In 2003, two former employees filed a claim against the Company demanding payments in the amount of $53, in respect of the exercise of stock options to purchase Company shares.

                 In June 2007, the court ruled against the plaintiffs. The plaintiffs appealed. Management believes based of the opinion of its legal advisors, that chances of an outcome in favor of the plaintiffs are remote. Accordingly, the Company did not record a provision in respect of the above claims.

NOTE 12 -  SHAREHOLDERS' EQUITY

           a.    SHARE CAPITAL

                                                                      DECEMBER 31,
                                              -----------------------------------------------------------
                                                           2007                         2006
                                              ----------------------------   ----------------------------

                                              AUTHORIZED   OUTSTANDING (*)   AUTHORIZED   OUTSTANDING (*)
                                              ----------   ---------------   ----------   ---------------
                                                    NUMBER OF SHARES               NUMBER OF SHARES
                                              ----------------------------   ----------------------------
                 Ordinary shares of NIS
                    0.01 par value             8,000,000         3,280,751    8,000,000         3,266,751
                                              ==========   ===============   ==========   ===============

                 (*) As of December 31, 2006 and 2007, the Company owns 1 of the Ordinary shares at a cost of $150 which is presented as a deduction in shareholders' equity.

                 Ordinary shares confer upon their holders voting rights, the right to receive dividends and the right to share in equity upon liquidation of the Company.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 12 -  SHAREHOLDERS' EQUITY (CONT.)

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

                       Exercise price is determined as follows:

                       a. As long as the market price of the shares on the date the option is granted is less than $5.88, the excercise price of each share option shall not be less than 100% of the market price.

                       b. If the market price of the shares on the date of grant is more than $5.87, the exercise price of each share option shall not be less than 85% of the market price.

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

                 All the option plans expire 10 years following the date on which they become effective. The 1997 Plan expired on December 31, 2007. For all plans the vesting period varies according to the Company's Option Committee decision.

                 Options which are canceled or forfeited before expiration become available for future grants.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 12 -  SHAREHOLDERS' EQUITY (CONT.)

           c.    2007 GRANTS

                 On December 31, 2007, the Company's Board of Directors approved the grant of 13,100 options to the Chief Executive Officer of the Company, exercisable into 13,100 Ordinary shares of the Company, for an exercise price of $4.08 per share. The exercise price is higher than the actual market price at the date of grants ($3.35 per share). The options will vest on January 1, 2010 and will be exercisable for five years from the grant date.

                 The fair value of the options at grant date is estimated to be approximately $23. The fair value is calculated according to the Binominal model with expected annual volatility of 75% calculated on the date of grant, annual risk-free interest rate of 3.4% and forfeiture rate of 0%.

           d. The following table summarizes information about options outstanding and exercisable as of December 31, 2007:

                                    Options        Weighted                  Options        Weighted
                                  outstanding      average      Weighted   exercisable       average
                    Range of         as of        remaining      average      as of      exercise price
                 exercise price    December      contractual    exercise    December        of options
                    (U.S.$)        31, 2007     life (months)    price      31, 2007       exercisable
                 --------------   -----------   -------------   --------   -----------   --------------
                    $1.63-$2.89         5,000            48.0   $   1.89         5,000   $         1.89
                    $3.50-$5.00       156,350            77.1       4.11       113,000             4.60
                    $5.08-$7.00        92,570            85.0       6.25        78,570             6.34
                    $7.26-$9.79         3,000            48.0       8.61         2,660             8.46
                                  -----------   -------------   --------   -----------   --------------
                                      254,920            79.0   $   4.94       199,230   $         5.27
                                  ===========   =============   ========   ===========   ==============

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 12 -  SHAREHOLDERS' EQUITY (CONT.)

           e. Stock option activity during the periods indicated is as follows:

                                                                           WEIGHTED-
                                                            NUMBER OF       AVERAGE
                                                             OPTIONS    EXERCISE PRICE
                                                            ---------   --------------
                 Balance as of January 1, 2005                386,635   $         4.59
                    Granted                                   122,750             4.62
                    Exercised                                 (11,930)            2.49
                    Forfeited                                 (13,000)            4.75
                                                            ---------   --------------
                 Balance as of December 31, 2005              484,455             4.65
                    Exercised                                (177,975)            4.06
                    Forfeited                                 (24,727)            5.59
                                                            ---------   --------------
                 Balance as of December 31, 2006              281,753   $         4.40
                    Granted                                    13,100             4.08
                    Exercised                                 (14,000)            2.32
                    Forfeited                                 (25,933)            6.46
                                                            ---------   --------------
                 Balance as of December 31, 2007              254,920             4.94
                                                            =========   ==============

                 Compensation expense recorded in the years 2005, 2006 and 2007 amounted to $0, $23 and $15 respectively.


NOTE 13 -  INCOME TAXES

           a.    TAX LAWS APPLICABLE TO THE GROUP COMPANIES:

                 1. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

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

                       The Company has not provided deferred income taxes on the difference between the functional currency and the tax basis of assts and liabilities.

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

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 13 -  INCOME TAXES (CONT.):

           a.    TAX LAWS APPLICABLE TO THE GROUP COMPANIES (CONT.)

                 2. The Law for the Encouragement of Capital Investments, 1959 (cont.):

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

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 13 -  INCOME TAXES (CONT.)

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

                 2.    Foreign subsidiary:

                       The principal tax rates applicable to Tech 80 whose place of incorporation is the U.S. are corporate (progressive) tax at the rate of up to 35% including state tax and local tax which rates dependent on the country and city in which the Company will conduct its business.

           c.    TAX ASSESSMENTS:

                 The Company received final tax assessments through the tax year 2003.

           d.    CARRY FORWARD LOSSES FOR TAX PURPOSES AND OTHER TEMPORARY
                 DIFFERENCES:

                 As of December 31, 2007 the Company had approximately $5,012 of Israeli net operating loss carry forwards. The Israeli loss carry foward have no expiration date.

                 In assessing the realization of deferred tax assets, management considers whether it is anticipated that all or some portion of the deferred tax assts will be realized. The ultimate relation of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary, differences are deductible and net operating losses are initialized.

                 Carry forward tax losses of a subsidiary total approximately $394 as of December 31, 2007, which expire various dates through 2027.

                 Deferred tax assets, net, of approximately $ 123 relating to these losses and to other deductible temporary differences were recorded in the financial statements (as their utilization is anticipated as a result of expected taxable income in the future against which deferred tax assets can be utilized).

                 Deferred tax assets relating to carry forward tax losses, capital loss and other temporary differences of approximately $598 were not recorded due to the uncertainty of their utilization in the foreseeable future.

                 Utilization of U.S net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 13 -  INCOME TAXES (CONT.)

           d.    CARRY FORWARD LOSSES FOR TAX PURPOSES AND OTHER TEMPORARY
                 DIFFERENCES:

                 Significant components of the Group's net deferred tax assets as of December 31, 2007 are as follows:

                                                                             DECEMBER 31, 2007
                                                                        ---------------------------
                                                                                    NON-
                                                                        CURRENT   CURRENT    TOTAL
                                                                        -------   -------   -------
                 DEFERRED TAX ASSETS:
                 Accrued severance pay, net                             $     -   $    37   $    37
                 Carry forward losses and other temporary differences        76       684       760
                                                                        -------   -------   -------
                                                                             76       721       797
                 Valuation allowance                                          -      (598)     (598)
                                                                        -------   -------   -------
                 Net deferred tax assets                                $    76   $   123   $   199
                                                                        =======   =======   =======

                 Domestic                                               $    34   $    43   $    77
                 Foreign                                                     42        80       122
                                                                        -------   -------   -------
                                                                        $    76   $   123   $   199
                                                                        =======   =======   =======

                 Significant components of the Group's net deferred tax assets as of December 31, 2006 are as follows:

                                                                             DECEMBER 31, 2006
                                                                        ---------------------------
                                                                                    NON-
                                                                        CURRENT   CURRENT    TOTAL
                                                                        -------   -------   -------
                 DEFERRED TAX ASSETS:
                 Accrued severance pay, net                             $     -   $     7   $     7
                 Carry forward losses and other temporary differences       102       452       554
                                                                        -------   -------   -------
                                                                            102       459       561
                 Valuation allowance                                          -      (349)     (349)
                                                                        -------   -------   -------
                 Net deferred tax assets                                $   102   $   110   $   212
                                                                        =======   =======   =======

                 Domestic                                               $     8   $     3   $    11
                 Foreign                                                     94       107       201
                                                                        -------   -------   -------
                                                                        $   102   $   110   $   212
                                                                        =======   =======   =======

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 13 -  INCOME TAXES (CONT.)

           e.    Changes in deferred taxes during 2007:

                                                                                       U.S. DOLLARS
                                                                                       ------------
                 BALANCE AT THE BEGINNING OF THE YEAR                                  $        212

                 Income taxes resulting from changes in deferred taxes                          (13)
                                                                                       ------------

                 BALANCE AT THE END OF THE YEAR                                        $        199
                                                                                       ============

           f. INCOME TAXES IN THE STATEMENTS OF OPERATIONS CONSIST OF THE FOLLOWING:

                                                                           YEAR ENDED DECEMBER 31,
                                                                        ---------------------------
                                                                          2007      2006      2005
                                                                        -------   -------   -------
                 Tax benefit in respect of previous years               $   (35)  $     -   $   (93)
                 Current tax                                                (57)       68        95
                 Deferred tax                                                13        (4)       62
                                                                        -------   -------   -------
                                                                        $   (79)  $    64   $    64
                                                                        =======   =======   =======

           g. RECONCILIATION OF THE THEORETICAL TAX EXPENSE TO THE ACTUAL TAX EXPENSE

                 The reconciliation of the corporate theoretical tax expense assuming all income is taxed at the statutory rate, applicable to corporate tax in Israel, to the actual tax expense, is as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                                        ---------------------------
                                                                          2007      2006      2005
                                                                        -------   -------   -------
                 Income before taxes on income as reported              $  (764)  $ 1,601   $ 1,038

                 Tax rate                                                    29%       31%       34%
                                                                        -------   -------   -------
                 Theoretical income tax                                    (222)      496       353

                 INCREASE (DECREASE) IN TAXES RESULTING FROM:
                 Permanent differences, net                                  23        50        54
                 Tax income in respect of previous years                    (35)        -       (93)
                 "Approved Enterprise" benefits                             148      (488)     (254)
                 Other adjustments                                            7         6         4
                                                                        -------   -------   -------
                 Income taxes                                           $   (79)  $    64   $    64
                                                                        =======   =======   =======

                 Taxes on income (tax benefit) of the Company           $   (66)       72   $   (62)
                 Taxes on income (tax benefit) of subsidiary                (13)       (8)      126
                                                                        -------   -------   -------

                                                                        $   (79)  $    64   $    64
                                                                        =======   =======   =======

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 13 -  INCOME TAXES (CONT.)

           h.    INCOME (LOSS) BEFORE TAXES ON INCOME

                                                                           YEAR ENDED DECEMBER 31,
                                                                        ---------------------------
                                                                          2007      2006      2005
                                                                        -------   -------   -------
                 Domestic                                               $  (743)  $ 1,691   $   205
                 Foreign                                                    (21)      (90)      833
                                                                        -------   -------   -------

                                                                        $  (764)  $ 1,601   $ 1,038
                                                                        =======   =======   =======

NOTE 14 -  SELECTED STATEMENTS OF OPERATIONS DATA

           a.    REVENUES

                                                                           YEAR ENDED DECEMBER 31,
                                                                        ---------------------------
                                                                          2007      2006      2005
                                                                        -------   -------   -------
                 (1) Sales classified by
                     Geographical destination (based
                        on customer's location):
                            United States                               $ 2,988   $ 3,682   $ 3,884
                            Europe                                        2,004     4,961     3,246
                            Israel                                        3,282     4,276     3,747
                            Far East                                        570       552       485
                            Canada                                           24        32        63
                            Other                                             -         -         3
                                                                        -------   -------   -------
                                                                        $ 8,868   $13,503   $11,428
                                                                        =======   =======   =======
                 (2) Including sales to major customers
                        (exceeding 10% of sales each):
                           Customer A                                   $ 1,283   $ 1,837   $ 1,755
                                                                        =======   =======   =======
                           Customer B                                   $ 1,585   $ 1,161   $ 1,112
                                                                        =======   =======   =======
                           Customer C (*)                               $   569   $ 3,285   $ 1,523
                                                                        =======   =======   =======

                 (*) In June 2006, the Company was notified by this customer that due to a redesign of its system it would no longer require the products that it has been purchasing from the Company and would therefore lease the purchase of most of the Company's products.

           b.    COST OF REVENUES

                                                                           YEAR ENDED DECEMBER 31,
                                                                        ---------------------------
                                                                          2007      2006      2005
                                                                        -------   -------   -------
                 Materials and components consumed                      $ 2,020   $ 2,639   $ 1,865
                 Payroll and related expenses                               622       655       523
                 Subcontractors                                           1,244     3,090     2,631
                 Depreciation                                                84        83        86
                 Maintenance and rent                                       165       226       155
                 Royalties to OCS                                           226       373       321
                                                                        -------   -------   -------
                 Total production costs                                   4,361     7,066     5,581
                 Decrease (increase) in inventory of
                    products in process                                     290      (493)      455
                 Decrease (increase) in inventory of
                    finished goods                                           10       304      (379)
                                                                        -------   -------   -------
                                                                        $ 4,661   $ 6,877   $ 5,657
                                                                        =======   =======   =======

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 14 -  SELECTED STATEMENT OF OPERATIONS DATA (CONT.)

           c.    GENERAL AND ADMINISTRATIVE EXPENSES

                                                                               YEAR ENDED DECEMBER 31,
                                                                           ------------------------------
                                                                              2007      2006       2005
                                                                           ---------   -------   --------
                 Payroll and related expenses                              $   1,086   $ 1,158   $  1,060
                 Office maintenance                                              120       123        118
                 Professional services                                           156       163        182
                 Depreciation                                                     43        50         58
                 Other                                                           160       181        166
                                                                           ---------   -------   --------
                                                                           $   1,565   $ 1,675   $  1,584
                                                                           ---------   -------   --------

           d.    FINANCING INCOME, NET

                                                                               YEAR ENDED DECEMBER 31,
                                                                           ------------------------------
                                                                              2007      2006       2005
                                                                           ---------   -------   --------
                 Interest on short-term bank deposits                      $      71   $    30   $     32
                 Interest on debt securities                                     230       196         73
                 Other financing expenses including foreign
                   exchange transaction losses, net                              (14)      (59)       (93)
                                                                           ---------   -------   --------
                                                                           $     287   $   167   $     12
                                                                           =========   =======   ========

           e.    1.    Details of the number of shares used in the calculation
                       of earnings per share:

                                                                               YEAR ENDED DECEMBER 31,
                                                                           ------------------------------
                                                                              2007      2006       2005
                                                                           ---------   -------   --------
                                                                            NUMBER OF SHARES IN THOUSANDS
                                                                           ------------------------------
                 Weighted number of shares
                    For the calculation of the basic earnings per share        3,277     3,207      3,079

                    Add -
                 Effect of potentially dilutive Ordinary shares                    -         6          -
                                                                           ---------   -------   --------
                    For the calculation of the diluted earnings
                       per share                                               3,277     3,213      3,079
                                                                           =========   =======   ========

                 2. Employee stock options, the inclusion of which is anti-dilutive, were not included in the calculation of diluted earnings per share.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 15 -  TRANSACTIONS AND BALANCES WITH RELATED PARTIES

           a. The Company conducts transactions in the ordinary course of business with related parties including affiliated companies and shareholders thereof.

           b. Transactions and balances with related parties in the ordinary course of business:

                                                                                YEAR ENDED DECEMBER 31,
                                                                           ------------------------------
                                                                             2007        2006      2005
                                                                           ---------   -------   --------
                 Sales to a related party                                  $       -   $     -   $     12
                                                                           =========   =======   ========

                 Compensation to shareholder                               $     819   $   768   $    681
                                                                           =========   =======   ========

                 As to employment agreements with related parties mentioned above, see Note 15c below.

                 As to indemnification agreements with related parties, see
                 Note 15d below.

           c.    EMPLOYMENT AGREEMENTS WITH RELATED PARTIES

                 In November 2004 a new Employment Agreement was entered into between the Company and the related party, whereby the related party will be employed by the Company for a period commencing on January 1, 2005 and ending on December 31, 2009, in the capacity of President, Chief Financial Officer, and President and Chairman of the Board of ACS Motion Control Inc., the Company's wholly owned subsidiary in the USA. The related party is obligated, in the case of the termination of this Employment Agreement, to provide technical support to the Company for a period of two years after the date of termination of this Employment Agreement for which he will receive a monthly salary, in dollars, equal to his last monthly total salary and all other fringe benefits to which he will be entitled prior to the termination. The Employment Agreement was approved by the Company's annual shareholders meeting.

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

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

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

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. Dollars in thousands

NOTE 16 -  SEGMENTS

           The Company's operating segments include geographic segments based on the location of the assets producing the revenues. The Company's assets are located in Israel and Tech 80's assets are located in the U.S. Therefore, the segments presented are identified as Israel and U.S.A.

           The company evaluated performances based on a stand - alone basis of each operating segment.

                                                        YEAR ENDED DECEMBER 31, 2005
                                               -----------------------------------------------
                                               ISRAEL         USA    ELIMINATIONS       TOTAL
                                               -------      -------     -------        -------
                                                         REPORTED NIS (IN THOUSANDS)
                                               -----------------------------------------------
Revenues:
Sales to external customers                      7,247        4,181           -         11,428
Intersegment sales                               1,582            0      (1,582)             0
                                               -------      -------     -------        -------

Total revenues                                   8,829        4,181      (1,582)        11,428
                                               =======      =======     =======        =======

Segments operating income                          623          350          49          1,022
                                               =======      =======     =======        =======

Financial income (expenses),
  net                                             (422)         434                         12
                                               =======      =======                    =======
Other income, net
Tax benefit                                                                                  4
Minority interest in losses of
  a subsidiary                                                                             (64)
                                                                                       -------

Net income                                                                                 975
                                                                                       =======

Assets and liabilities:

Segments assets                                 11,637        2,167         933         12,871
                                               =======      =======     =======        =======

Total assets                                                                            12,871
                                                                                       =======

Segments liabilities                             2,098          184                      2,282
                                               =======      =======                    =======

Total liabilities                                                                        2,282
                                                                                       =======

Capital investments (*)                             91           55           -            655
                                               =======      =======     =======        =======

Depreciation (*)                                   302           50           6            358
                                               =======      =======     =======        =======

      (*) Reclassified-see note 2 g(1).

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 17: - OPERATING SEGMENTS DATA

           For each of the years ended December 31, 2005, 2006 and 2007 more than 90% of the Company's revenues were derived from customers located in Israel.

           All long-lived assets are located in Israel.

                                                  YEAR ENDED DECEMBER 31, 2006
                                     --------------------------------------------------
                                      ISRAEL          USA        ELIMINATIONS    TOTAL
                                     -------        -------        -------      -------
                                                  REPORTED NIS (IN THOUSANDS)
                                     --------------------------------------------------
Revenues:
Sales to external customers            9,496          4,007              -       13,503
Intersegment sales                     2,022              0         (2,022)           -
                                     -------        -------        -------      -------

Total revenues                        11,518          4,007         (2,022)      13,503
                                     =======        =======        =======      =======

Segments operating income              1,586            (90)           (53)       1,443
                                     =======        =======        =======      =======

Financial income (expenses),
  net                                    734           (567)                        167
                                     =======        =======                     =======
Other income, net
Tax benefit                                                                          (9)
Minority interest in losses of
  a subsidiary                                                                      (64)
                                                                                -------

Net income                                                                        1,537
                                                                                =======

Assets and liabilities:

Segments assets                       14,271          2,234         (1,179)      15,776
                                     =======        =======        =======      =======

Total assets                                                                     15,776
                                                                                =======

Segments liabilities                   2,656            212                       2,868
                                     =======        =======                     =======

Total liabilities                                                                 2,868
                                                                                =======

Capital investments (*)                  157             26              -          183
                                     =======        =======        =======      =======

Depreciation (*)                         308             36              6          350
                                     =======        =======        =======      =======

           (*) Reclassified-see note 2 g(1).

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 17: - OPERATING SEGMENTS DATA (CONT.)


                                                YEAR ENDED DECEMBER 31, 2007
                                     --------------------------------------------------
                                     ISRAEL           USA       ELIMINATIONS     TOTAL
                                     -------        -------        -------      -------
                                                  REPORTED NIS (IN THOUSANDS)
                                     --------------------------------------------------
Revenues:
Sales to external customers            5,564          3,304              -        8,868
Intersegment sales                     1,353              0         (1,353)           0
                                     -------        -------        -------      -------

Total revenues                         6,917          3,304         (1,353)       8,868
                                     =======        =======        =======      =======

Segments operating income               (945)           (23)            86         (882)
                                     =======        =======        =======      =======

Financial income (expenses),
  net                                    966           (679)                        287
                                     =======        =======                     =======
Other income, net
Tax benefit
Minority interest in losses of
  a subsidiary                                                                       79
                                                                                -------

Net income                                                                         (685)
                                                                                =======

Assets and liabilities:

Segments assets                       14,670          2,157         (1,686)      15,141
                                     =======        =======        =======      =======

Total assets                                                                     15,141
                                                                                =======

Segments liabilities                   2,594            277                       2,871
                                     =======        =======                     =======

Total liabilities                                                                 2,871
                                                                                =======

Capital investments (*)                  297              6              -          303
                                     =======        =======        =======      =======

Depreciation (*)                         223             26              7          535
                                     =======        =======        =======      =======


     A. Information about sales that are attributed to geographic areas based on the location of the customers - see Note 14a(1).

     B. In Management's opinion, the Company's business activity constitutes one product line.

     C.   Information regarding significant customers is presented in Note
          14a(2).

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

           EFFECT ON BALANCE SHEET ITEMS

                                              DECEMBER 31, 2007                    DECEMBER 31, 2006
                                      ---------------------------------   ----------------------------------
                                                                AS PER                               AS PER
                                          AS                     U.S.         AS                      U.S.
                                       REPORTED  ADJUSTMENT      GAAP      REPORTED   ADJUSTMENT      GAAP
                                      ---------  ----------   ---------   ---------   ----------   ---------
           Severance pay fund         $       -  $       18   $      18   $       -   $       13   $      13

           Total assets               $  15,141  $       18   $  15,159   $  15,776   $       13   $  15,789
                                      =========  ==========   =========   =========   ==========   =========

           Deferred tax liability     $       -  $     (565)  $    (565)  $       -   $     (565)  $    (565)

           Tax liability for
           unrecognized tax benefits  $       -  $     (146)  $    (146)  $       -   $        -   $       -


           Accrued severance pay      $    (198) $      (18)  $    (216)  $    (202)  $      (13)  $    (215)


           Retained earnings          $  (5,034) $      711   $  (4,323)  $  (5,719)  $      565   $  (5,154)

           Total liabilities and
              shareholders' equity    $ (15,141) $      (18)  $ (15,159)  $ (15,776)  $      (13)  $ (15,789)
                                      =========  ==========   =========   =========   ==========   =========

           EFFECT ON STATEMENTS OF OPERATIONS

                                                                                YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------
                                                                             2007        2006         2005
                                                                          ---------   ----------   ---------
                                                                               U.S. DOLLARS IN THOUSANDS
                                                                          ----------------------------------
           Net income as presented (under Israeli GAAP)                   $    (685)  $    1,537   $     974
           Tax expenses                                                           -         (149)       (416)
           Net income under U.S. GAAP                                     $    (685)  $    1,388   $     558
                                                                          =========   ==========   =========

           Earning (loss) per ordinary share under U.S. GAAP

              Basic                                                           (0.21)  $     0.43   $    0.18
                                                                          =========   ==========   =========

              Diluted                                                         (0.21)  $     0.43   $    0.18
                                                                          =========   ==========   =========

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

                 As of December 31, 2007 and 2006, the Company's accumulated tax exempt profit amounted to approximately $565.

                 As a result of amendment No. 60, the Company recorded in 2007 and 2006 an additional deferred tax liability the amount of $0 and $149, respectively, in respect of its tax exempt profits.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

                 On January 1, 2006, the Company adopted the provisions of Accounting Standard No. 24 "Share-Based Payment" ("AS 24") and as of that date there is no difference between U.S. GAAP and Israel GAAP regarding the recording of compensation expense base on their value.

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

                 The fair value of each option granted is estimated on the date of grant, using the Black- Scholes option pricing model with expected volatility of 73% for the year ended December 31, 2005, respectively, (In 2006 no employee stock options were granted.), and using the following assumptions:

                 1.    Dividend yield of zero percent for each year.

                 2. Risk-free interest rate of 4.3% for the years ended December 31, 2005.

                 3.    Expected life of 3-5 years.

                 For options granted in 2006 and 2007 there is no difference in the accounting treatment of the compensation expense between U.S. GAAP and Israel GAAP.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18 -  EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING
           PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

           C.    STOCK OPTION PLAN (CONT.)

                 The weighted average fair values of options granted during the years ended December 31, 2007 and 2006 were:

                                                              FOR EXERCISE PRICE ON THE GRANT DATE
                                                                    THAT EQUALS MARKET PRICE
                                                              ------------------------------------
                                                                 2007         2006         2005
                                                              ----------   ----------   ----------
                 Weighted average fair values on grant date    $   1.76            -     $   2.62

                 A summary of the Company's share option status is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------------
                                                                         2007
                                                   -------------------------------------------------
                                                                               WEIGHTED
                                                                               AVERAGE
                                                                 WEIGHTED     REMAINING    AGGREGATE
                                                                  AVERAGE    CONTRACTUAL   INTRINSIC
                                                                 EXERCISE       TERMS        VALUE
                                                     NUMBER        PRICE     (IN MONTHS)     PRICE
                                                   ----------   ----------   -----------   ---------
                 Options outstanding at
                   December 31, 2007                  254,920   $     4.94            79   $     7.3
                                                   ==========   ==========   ===========   =========
                 Options vested and expected
                   to vest                            254,920   $     4.94            79   $     7.3
                                                   ==========   ==========   ===========   =========
                 Options exercisable at
                   December 31, 2007                  199,230   $     5.27          70.2   $     7.3
                                                   ==========   ==========   ===========   =========

                 The aggregate intrinsic value in the tables above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of December 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount change based on the fair market value of the Company's stock. Total intrinsic value of options exercised by employees for the year ended December 31, 2007 was $16. As of December 31, 2007, there was a $84 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 2 years.

                 The compensation expenses associated with these options are amortized over their vesting period, which is 3, 4, and 5 years, for options granted in 2006 and 2005 respectively and 2 years for options granted in 2007.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18 -  EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING
           PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

           C.    STOCK OPTION PLAN (CONT.)

                 The pro-forma table below reflected the Company stock based compensation expense, net income and basic and diluted earnings per share for the years ended December 31, 2007 and 2005, had the Company applied the fair value recognition provisions of SFAS 123, as follows:

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                                   ---------------
                                                                         2005
                                                                   ---------------
                                                                   U.S. DOLLARS IN
                                                                      THOUSANDS
                                                                   ---------------
                 Net income as reported (U.S. GAAP)                $           558
                 Add: application of compensation expenses
                    According to Statement 123                                (323)
                                                                   ---------------
                 Pro forma net income                              $           235
                                                                   ===============
                 Basic earnings per ordinary share as reported     $          0.18
                                                                   ===============
                 Diluted earnings per ordinary share as reported   $          0.18
                                                                   ===============
                 Basic earnings per ordinary share, pro forma      $          0.08
                                                                   ===============
                 Diluted earnings per ordinary share, pro forma    $          0.08
                                                                   ===============

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

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18 -  EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING
           PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)


           E. In June 2006, the FASB issued Interpretation No. 48, ``Accounting for Uncertainty in Income Taxes'' (``FIN 48''). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.
                 FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

                 The Company adopted the provisions of FIN 48 as of January 1, 2007. The company recognized a liability for unrecognized tax benefits in the amount of $146,000. This change was accounted for as a cumulative effect of a change in accounting principle that is reflected in the Financial Statements as a decrease in the balance of retained earnings as of January 1, 2007

                 The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company and its subsidiary file income tax returns in Israel and in the USA. As of December 31, 2007, the tax returns of the Company and its subsidiary are open to examination by the tax authorities for the tax years commencing 2004.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18 -  EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING
           PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

           F.    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                 (1) In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 will be effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect that the application of SFAS 157 will have on its financial statements.

                 (2) In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement No. 159. "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of FASB Statement No. 115 ("SFAS 159"), which allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities under an instrument-by-instrument election. If the fair value option is elected for an instrument, subsequent changes in fair value for that instrument will be recognized in earnings. SFAS 159 also establishes additional disclosure requirements and is effective for fiscal years beginning after November 15, 2007.

                       The Company is currently evaluating the effect that the application of SFAS 159 will have on its financial statements.

                 (3) In December 2007, the FASB issued SFAS 141(R), Business Combinations. This Statement replaces SFAS 141, Business Combinations, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to provide, among other things, guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted.

                                    ACS MOTION CONTROL LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 17 -  EFFECT OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING
           PRINCIPLES ("GAAP") IN ISRAEL AND THE USA (CONT.)

           F.    IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

                 (3)   (Cont.)

                       The Company is currently evaluating the impact that this pronouncement may have on its financial statements.

                 (4) In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary.

                       SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is not permitted.

                       The Company is currently evaluating the potential impact that the adoption of SFAS 160 could have on its financial statements.

APPENDIX I.

HOLDING ENTITY   HELD ENTITY
--------------------------------------------------------------------------------

The Company      ACS Motion Control 1998 Ltd (inactive company).       99.8%

                 Netzer Precision Motion Sensors Ltd.
                    (formerly Netzer Motion Sensors Ltd.)              11.5%

                 Technology 80 Inc.
                    (ACS Motion Control Inc.)                           100%

                 ACS TECH 80 Europe B.V. (inactive company).            100%

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

                                                     ACS MOTION CONTROL LTD.

                                                     By: /s/ Ze'ev Kirshenboim
                                                     -------------------------
                                                     Ze'ev Kirshenboim
                                                     Chairman of the Board and
                                                     Chief Financial Officer


                                                     By: /s/ Dror Marom
                                                     -------------------------
                                                     Dror Marom
                                                     Chief Executive Officer

Dated: June 30, 2008

                                 EXHIBIT INDEX

 EXHIBIT NO.

     1.1 Memorandum of Association (incorporated herein by reference to Exhibit 3.1 to our Registration Statement (Registration No. 333-6810) on Form F-1, as amended, declared effective on September 24, 1997).

     1.2       Amended and Restated Articles of Association filed herewith.

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

  15.(a).1 Consent of Kost Forer Gabbay & Kasierer - A member of Ernst & Young Global.